7/17

PROCESSED



JUL 22 2008

THOMSON REUTERS


08003860

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Anglo Irish Bank Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03791

FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

BEST AVAILABLE COPY

OICF/BY: dw

DAT : 7/17/08

RECEIVED
2008 JUL 17 [illegible]

CRO COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

Registration of a prospectus approved by IFSRA for issue by an Irish registered company

Investment Funds, Companies and Miscellaneous Provisions Act 2005
Section 38(1)(b) of S.I No. 324 of 2005 Prospectus (Directive 2003/71/EC) Regulations 2005

FEE PAID
07 JUL 2008
Companies Registration Office

CRO receipt date stamp

Companies Acts 1963 to 2006

B18

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Details

9-30-07
AR/S

Company Number: 220445

Company Name: ANGLO IRISH BANK CORPORATION PLC

Date Approved by IFSRA: Day 04 Month 07 Year 2008

I certify on behalf of the issuer that the attached prospectus has been approved by IFSRA.

Signature: [signature] Date: 4th July 2008

Surname: MC LOUGHLIN Forename(s): LAURA

Position held: SOLICITOR

Presenter details

Name	EUGENE F. COLLINS		
Address	3, BURLINGTON ROAD		
	DUBLIN 4		
DX number	25	DX exchange	DUBLIN
Telephone number	2026400	Fax number	6675200
Email	lawyer@efc.ie	Reference number	LMCL

BASE PROSPECTUS

US$10,000,000,000




9-30-07
AA|S
RECEIVED
2008 JUL 17 P 1:21

ANGLO IRISH BANK CORPORATION PLC

(incorporated in Ireland under the Companies Acts, 1963 to 2006, Registered Number 22045)

Senior/Subordinated Medium-Term Notes

Due Nine Months or More from Date of Issue

Anglo Irish Bank Corporation plc (**"Anglo"** or the **"Issuer"**) may issue at various times up to US$10,000,000,000 aggregate principal amount outstanding at any time of Medium-Term Notes (the **"Notes"**) denominated in US dollars or in other currencies or composite currencies. Anglo will agree with any Dealer as to the terms of the Notes to be issued. With respect to Notes admitted to listing on the Official List of the Irish Stock Exchange Limited (the **"Official List"**) and trading on its regulated market, such terms will be set forth in a form of final terms set out herein, or where such terms differ significantly from the form of final terms set out herein, or are not otherwise contemplated thereby, in a form agreed to among the parties at that time and approved by the Irish Stock Exchange Limited (the **"Irish Stock Exchange"**) or any applicable stock exchange. As used in this Base Prospectus in relation to any listed Notes, the term **"Final Terms"** shall refer to and include any and all such final terms. For unlisted Notes, such terms shall be set forth in a form of Pricing Term Sheet in a form to be agreed by the parties (the **"Pricing Term Sheet"**). Unless otherwise provided in a Final Terms or Pricing Term Sheet, Notes may be issued with the following terms:

- **Maturity Date:** The Notes, other than Perpetual Subordinated Notes, will mature in nine months or more from the date of issue.
- **Status:** Each tranche of Notes may be issued as either Senior Notes or Subordinated Notes. Subordinated Notes may be issued with a stated maturity date (**"Dated Subordinated Notes"**) or without a stated maturity date (**"Perpetual Subordinated Notes"**), each as further described in this Base Prospectus.
- **Redemption or Repayment Option:** Notes, other than Perpetual Subordinated Notes, may be subject to redemption or repayment at the option of Anglo or at the option of the holder.
- **Interest Rate Basis:** The Notes will bear interest at either a fixed or a floating rate. The floating rate formula may be based on the CD Rate, CMT Rate, Commercial Paper Rate, Eleventh District Cost of Funds Rate, Federal Funds Rate, LIBOR, EURIBOR, Prime Rate, Treasury Rate, or such other basis as is described in an applicable Final Terms or Pricing Term Sheet, as the case may be. Each of those rates is described under "Description of the Notes" in this Base Prospectus.
- **Other Features:** The Notes may also be issued as discount notes, indexed notes or amortizing notes.
- **Form:** The Notes will be issued as Global Notes in fully registered form without coupons or as fully registered Certificated Notes.
- **Denomination:** The Notes generally will have minimum denominations of US$750,000 and integral multiples of US$1,000 in excess thereof for Notes denominated in US dollars and minimum denominations of €500,000 and integral multiples of €1,000 in excess thereof for Notes denominated in euro. Notes denominated in a currency other than US dollars or euro will have minimum denominations of the equivalent of €500,000 and integral multiples of €1,000 in excess thereof.
- **Interest Payment Dates:** Anglo will pay interest on the Notes on the dates specified in the applicable Final Terms or Pricing Term Sheet, as the case may be.

See "Risk Factors" commencing on page 10 for a discussion of certain risks that you should consider prior to making an investment in the Notes. The applicable Final Terms or Pricing Term Sheet, as the case may be, may describe additional risks you should consider.

Application has been made to the Irish Financial Services Regulatory Authority (**"Financial Regulator"**) as competent authority under Directive 2003/71/EC (the **"Prospectus Directive"**) for this Base Prospectus to be approved. Application has been made to The Irish Stock Exchange for Notes issued under Anglo's US$10,000,000,000 Senior/Subordinated Medium-Term Note Program (the **"Program"**) for,the period of 12 months from the date hereof to be admitted to listing on the Official List and trading on its regulated market. References in this Base Prospectus to Notes being listed (and all related references) shall mean that such Notes have been admitted to listing on the Official List and trading on its regulated market, which is a regulated market for the purposes of Directive 2004/39/EC (the **"Markets in Financial Instruments Directive"**).

The Notes have not been, and will not be, registered under the US Securities Act of 1933, as amended (the **"Securities Act"**), or any state securities laws, and are being offered only to institutional investors that qualify as Accredited Investors (as defined in rule 501(a) under the Securities Act) (**"Institutional Accredited Investors"**), to qualified institutional buyers within the meaning of Rule 144A (**"Rule 144A"**) under the Securities Act (**"Qualified Institutional Buyers"**), in transactions that occur outside the United States to persons other than US persons in accordance with Regulation S under the Securities Act (**"Regulation S"**) or other transactions exempt from the registration under the Securities Act and, in each case, in compliance with applicable securities laws.

Each initial and subsequent purchaser of a Note will be deemed, by its acceptance or purchase thereof, to have made certain acknowledgements, representations and agreements intended to restrict the resale or other transfer of such Note, as described in this Base Prospectus, and, in connection therewith, may be required to provide confirmation of its compliance with such resale or other transfer restrictions in certain cases. Notes may not be offered or sold to natural persons in any jurisdiction. See "Notice to Investors".

The Notes are offered on a continuing basis by Anglo to or through the Dealers. One or more Dealers may purchase Notes, as principal, from Anglo for resale to investors and other purchasers at a fixed offering price as determined by any such Dealer at the time of resale or, if so agreed, at varying prices relating to prevailing market prices. In addition, if agreed to by Anglo and a Dealer, such Dealer may utilize its reasonable efforts on an agency basis specified in the applicable Final Terms or Pricing Term Sheet, as the case may be. Anglo reserves the right to withdraw, cancel or modify the offering contemplated hereby without notice. Anglo, or a Dealer if it solicits an offer on an agency basis, may reject any offer to purchase Notes in whole or in part. See "Plan of Distribution".

Arranger

Merrill Lynch & Co.

Dealers

Banc of America Securities LLC	**Barclays Capital**	**BNP PARIBAS**
Citi	**HSBC**	**JPMorgan**
Morgan Stanley	**UBS Investment Bank**	**Wachovia Securities**

The date of this Base Prospectus is July 4, 2008

TABLE OF CONTENTS

In connection with the issue of any tranche of Notes, the Dealer or Dealers (if any) named as the stabilizing manager(s) (or persons acting on behalf of any stabilizing manager(s)) in the applicable Final Terms or Pricing Term Sheet, as the case may be, (or any person acting on behalf of this stabilizing manager) may over-allot (provided that, in the case of any tranche of Notes to be admitted to listing on the Official List of the Irish Stock Exchange Limited and trading on its regulated market or any other regulated market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC) in the European Economic Area, the aggregate principal amount of Notes allotted does not exceed 105% of the aggregate principal amount of the relevant tranche) or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such tranche forms part at a level higher than that which might otherwise prevail. However, there is no assurance that the stabilizing manager(s) (or persons acting on behalf of a stabilizing manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant tranche of Notes and 60 days after the date of the allotment of the relevant tranche of Notes. Any stabilization action or over-allotment must be conducted by the relevant stabilizing manager(s) (or person(s) acting on behalf of any stabilizing manager(s)) in accordance with all applicable laws and rules.

This Base Prospectus comprises a base prospectus for the purpose of Article 5.4 of the Prospectus Directive. This Base Prospectus is not a prospectus for purposes of Section 12(a)(2) or any other provision of or rule under the Securities Act.

No dealer, salesman or other person has been authorized to give any information or make any representation other than those contained in this Base Prospectus and any amendment or supplement to this Base Prospectus and, if given or made, such information or representation must not be relied upon as having been so authorized. This Base Prospectus and any amendment or supplement to this Base Prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Base Prospectus or any amendment or supplement to this Base Prospectus nor any sale made under this Base Prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Anglo since the date of this Base Prospectus or any such amendment or supplement or that the information contained in this Base Prospectus or in any such amendment or supplement is correct as of any time subsequent to the date of such information.

Anglo accepts responsibility for the information contained in this Base Prospectus. To the best of the knowledge and belief of Anglo (which has taken all reasonable care to ensure that such is the case), the information contained in this Base Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

IMPORTANT INFORMATION

Neither this Base Prospectus nor any Final Terms nor any Pricing Term Sheet, as the case may be, constitutes an offer of, or an invitation by or on behalf of Anglo or by or on behalf of any Dealer to subscribe for or purchase, any of the Notes in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The distribution of this Base Prospectus or any Final Terms or any Pricing Term Sheet, as the case may be, and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Base Prospectus or any Final Terms or any Pricing Term Sheet, as the case may be, comes are required by the Dealers and Anglo to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering, sale and resale of the Notes, see "Plan of Distribution".

Each initial and subsequent purchaser of a Note will be deemed, by its acceptance or purchase of a Note, to have made certain acknowledgements, representations and agreements to and with Anglo and any applicable Dealer intended to restrict the resale or other transfer of such Note, as described in this Base Prospectus, and, in connection therewith, may be required to provide confirmation of its compliance with such resale or other transfer restrictions in certain cases. See "Notice to Investors".

The information contained in this Base Prospectus relating to Anglo was obtained from Anglo, and no assurance can be given by the Dealers or the Trustee as to the accuracy or completeness of such information. The Dealers make no representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this Base Prospectus. None of the information contained in this Base Prospectus is, or should be relied upon as a promise or representation by the Dealers. In making an investment decision, investors must rely on their own examinations of Anglo and the terms of the offering, including the merits and risks involved.

All inquiries relating to Anglo, this Base Prospectus and the offering contemplated herein should be directed to the Dealers.

Any purchaser of Notes must be able to bear the economic risk of an investment in such Notes for an indefinite period of time because the Notes have not been registered under the Securities Act. There is no undertaking to register the Notes under the Securities Act and they cannot be resold unless they are subsequently registered thereunder or an exemption from registration is available (including the exemption provided for in Rule 144A).

The Notes have not been recommended by the US Securities and Exchange Commission (the "Securities and Exchange Commission"), any state securities commission or any other regulatory authority. Furthermore, the foregoing authorities have not passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Base Prospectus. Any representation to the contrary is a criminal offence.

This Base Prospectus is submitted in the United States only to a limited number of Institutional Accredited Investors and Qualified Institutional Buyers for informational use solely in connection with the consideration of the purchase of the Notes. Its use for any other purpose in the United States is not authorized. This Base Prospectus may not be copied or reproduced in whole or in part nor may it be distributed or any of its contents disclosed to anyone other than the prospective investors to whom it is submitted. This Base Prospectus may only be used for the purposes of which it has been published.

Neither the Dealers, the Trustee nor Anglo are making any representation to any offeree or purchaser of the Notes described herein regarding (a) the legality of investment therein by such offeree or purchaser under applicable legal investment or similar laws or regulations, or (b) the consequences of investment therein under United States federal tax laws or other taxation statutes. Prospective purchasers should consult with their own advisors as to issues of legal investment or taxation.

No person is authorized to give any information or to make any representation not contained in this Base Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by or on behalf of Anglo or the Dealers. The delivery of this Base Prospectus at any time does not imply that the information herein is correct at any time subsequent to its date.

Anglo will, at the specified offices of the Paying Agents (as defined under "Description of the Notes"), provide, free of charge, upon the written request therefor, a copy of this Base Prospectus (or any document incorporated by reference therein). Written requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Ireland.

In connection with the issue and distribution of any tranche of Notes, the Dealer (if any) disclosed as stabilizing manager in the applicable Final Terms or Pricing Term Sheet, as the case may be, or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Series (as defined herein) of which such tranche forms part at a level higher than that which might otherwise prevail for a limited period in accordance with applicable laws and regulations. However, there may be no obligation on the stabilizing manager or any agent of his to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

FOR NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

FORWARD-LOOKING STATEMENTS

This Base Prospectus and the documents incorporated by reference herein contain various forward-looking statements regarding events and trends that are subject to risks and uncertainties that could cause the actual results and financial position of Anglo or Anglo and its consolidated subsidiaries (collectively, the "**Group**") to differ materially from the information presented. When used in such documents, the words "estimate", "project", "intend", "anticipate", "believe", "expect", "should" and similar expressions, as they relate to the Group and its management, are intended to identify such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Anglo does not undertake any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

OFFERING OF MEDIUM-TERM NOTES

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, BNP Paribas Securities Corp., Barclays Capital Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co Incorporated, Wachovia Capital Markets, LLC and UBS Securities LLC together with such other Dealers as may be appointed by Anglo with respect to a particular tranche of Notes (collectively, the "**Dealers**") have been appointed by Anglo as Dealers for the offering from time to time of the Notes. The Notes will be limited to US$10,000,000,000 aggregate principal amount (or the equivalent of that amount in one or more other currencies or composite currencies) outstanding at any time, subject to increase without the consent of the registered holders of the Notes. The Notes have not been, and will not be, registered under the Securities Act, and are being offered pursuant to the exemption from registration provided by Section 4(2) thereof. Accordingly, the Notes are subject to restrictions on resale or other transfer. For a description of those restrictions, see "Notice to Investors".

Each initial purchaser of a Note will be furnished with a copy of this Base Prospectus and each applicable amendment and supplement, including the Final Terms or Pricing Term Sheet, as the case may be, to this Base Prospectus describing the terms related to such tranche of Notes. Unless the context otherwise requires, references to the "**Base Prospectus**" are intended to include this Base Prospectus, together with any amendments and supplements applicable to a particular tranche of Notes.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have previously been published or are published simultaneously with this Base Prospectus and have been approved by the Irish Stock Exchange or filed with it shall be deemed to be incorporated in, and to form part of, this Base Prospectus:

(a) condensed consolidated financial statements of Anglo for the six months ended March 31, 2008 together with the independent review report thereon;

(b) the audited consolidated financial statements of Anglo for the financial year ended September 30, 2007 together with the audit report thereon;

(c) page 18 (consisting of the reconciliation of pro-forma consolidated income statement) of the annual report and the audited consolidated financial statements of Anglo for the financial year ended September 30, 2006 together with the audit report thereon; and

(d) the memorandum and articles of association of Anglo;

save that any statement contained herein or in any document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Base Prospectus to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Base Prospectus.

The Base Prospectus should be read and construed with any amendment or supplement hereto and with any other document incorporated by reference herein and, in relation to any Series (as defined under "Summary of the Program" below), should be read and construed together with the relevant Final Terms or Pricing Term Sheet, as the case may be.

The documents incorporated by reference have been filed with the Irish Stock Exchange in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007, the Transparency Rules of the Financial Regulator and Titles IV and V of Directive 2001/34/EC.

Copies of documents incorporated by reference in this Base Prospectus can be obtained by Holders (as defined below) of a Series of Notes, upon request of such Holder, from the registered office of Anglo and from the specified office of the Paying Agent for the time being in New York. Written requests for such documents should be directed to Anglo at its office set out at the end of this Base Prospectus. In addition, such documents will be available from the principal office in Ireland of J&E Davy, in its capacity as listing agent for the Notes admitted to listing on the Official List and trading on its regulated market.

Anglo will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Base Prospectus which is capable of affecting the assessment of any Notes, prepare a supplement to this Base Prospectus or publish a new Base Prospectus for use in connection with any subsequent issue of Notes.

PRESENTATION OF FINANCIAL INFORMATION

As used in this Base Prospectus, references to "Anglo's audited consolidated financial statements" for a particular year are to Anglo's audited consolidated financial statements for the year ended September 30 of the applicable year that are incorporated by reference in this Base Prospectus, including the notes thereto.

Anglo's independently reviewed condensed consolidated financial statements for the six months ended March 31, 2008 that are incorporated by reference in this Base Prospectus, including the notes thereto, have been prepared in accordance with the requirements of the European Union ("EU") Transparency Directive and IAS 34 'Interim Financial Reporting' as adopted by the EU. The accounting policies applied in preparing the condensed consolidated financial statements for the six months ended March 31, 2008 are consistent with those set out in Anglo's audited consolidated financial statements for the year ended September 30, 2007.

The independently reviewed condensed consolidated financial statements for the six months ended March 31, 2008 and the audited consolidated financial statements for the years ended September 30, 2007 and 2006 have been prepared in accordance with International Financial Reporting Standards as adopted by the EU ("**IFRS**"). The audited consolidated financial statements for the year ended September 30, 2005 were prepared in accordance with Irish Generally Accepted Accounting Standards ("**Irish GAAP**"). There are certain material differences between Irish GAAP and IFRS. For a discussion of certain differences between Irish GAAP and IFRS as they apply to Anglo, see note 56 of the 2006 audited consolidated financial statements, which includes reconciliations of balance sheets prepared under Irish GAAP and IFRS at October 1, 2004, September 30, 2005 and October 1, 2005.

Unless otherwise indicated or clear from context, references to a year are to the fiscal year ending on September 30 of that year. Unless otherwise indicated all data presented in the tables represents statutory information.

Prior period commentaries reflect the economic conditions prevailing at that reporting date and have not been restated to reflect conditions at the latest reporting date. Constant currency increases for each period are calculated using that period's closing exchange rate, based on the reference rate of the European Central Bank, and have not been restated to reflect the closing exchange rate at the latest reporting date.

Financial information set forth in certain tables in this Base Prospectus has been rounded. Accordingly, in certain instances, the sum of the numbers in a column or row may not conform exactly to the total figure given for that column or row. In addition, certain percentages presented in the tables in this Base Prospectus reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

SUMMARY OF THE PROGRAM

The following summary highlights important information about the Program but does not purport to be complete. The information contained in this summary is taken from, and is qualified in its entirety by, the remainder of this Base Prospectus. You should also review the applicable Final Terms or Pricing Term Sheet, as the case may be, for additional information about the particular Notes you are considering purchasing. If Anglo and the Dealer(s) so agree, specific terms and provisions of Notes may differ from those set forth below, in which case the description of such terms and provisions in the applicable Final Terms or Pricing Term Sheet, as the case may be, will supersede the description of the Notes contained in this Base Prospectus to the extent they are inconsistent. Words and expressions defined elsewhere in this Base Prospectus have the same meaning when used in this summary.

Issuer:	Anglo Irish Bank Corporation plc ("**Anglo**") is a public limited company and is licensed as a bank incorporated and having its headquarters in Ireland. It operates and is regulated in Ireland under the supervision of the Irish Financial Services Regulatory Authority ("**Financial Regulator**") as a constituent part of the Central Bank and Financial Services Authority of Ireland ("**CBOI**"). Anglo is the holding company of a financial services group in Ireland, the United Kingdom, the United States, the Isle of Man, Jersey and Austria. It is primarily involved in business banking, wealth management and treasury management.
Dealers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, BNP Paribas Securities Corp., Barclays Capital Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co Incorporated, Wachovia Capital Markets, LLC and UBS Securities LLC.
Trustees:	Deutsche Bank Trust Company Americas, in its separate capacities as the Senior Trustee and as the Subordinated Trustee. Anglo has entered into the Senior Indenture with the Senior Trustee relating to the Senior Notes and the Subordinated Indenture with the Subordinated Trustee relating to the Subordinated Notes. Each Trustee has also agreed under the applicable Indenture to act as the paying agent for Notes issued under such Indenture.
Listing Agent:	J&E Davy in Dublin.
Paying Agent, Registrar and Calculation Agent:	Deutsche Bank Trust Company Americas in New York.
Program Size:	Anglo may issue up to US$10,000,000,000 (or the equivalent of that amount in one or more other currencies or composite currencies) outstanding at any time. The program size may be increased from time to time without the consent of the holders of the Notes (the "**Holders**" or "**Noteholders**").
Currencies:	Subject to any applicable legal or regulatory restrictions, such currencies as may be agreed between Anglo and the relevant Dealer.
Issuance in Series:	The Senior Notes and the Subordinated Notes will each be consecutively numbered and issued in series (each a "**Series**"),

each issued under their respective Indentures. Each Series may comprise one or more tranches issued on different dates. The Notes of each Series will all be subject to identical terms, whether as to currency, interest, maturity or otherwise, or terms which are identical except that the issue dates, the amount of the first payment of interest and/or the denomination thereof may be different. The Notes of each tranche will all be subject to identical terms in all respects except that a tranche may comprise Notes of different denominations.

Status of Senior Notes: The Senior Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of Anglo without any preference among themselves and will rank at least equally with deposits and all other unsecured and unsubordinated obligations of Anglo subject in the event of insolvency, to laws of general applicability relating to or affecting creditors' rights.

Status of Subordinated Notes: The Dated Subordinated Notes and the Perpetual Subordinated Notes will constitute direct, unsecured and subordinated obligations of Anglo and rank *pari passu* in each case without any preference among themselves. The rights of Holders of Subordinated Notes will be subordinated in right of payment in the manner provided in the Subordinated Indenture and as described in "Description of the Notes" below.

In respect of the Perpetual Subordinated Notes, payments of interest thereon are subject to the right of Anglo to defer such payments in the manner provided in the Subordinated Indenture and as described in "Description of the Notes" below.

Issue Price: Notes may be offered at par or at a premium or discount to par as specified in the applicable Final Terms or Pricing Term Sheet, as the case may be.

Maturities: The Notes, other than Perpetual Subordinated Notes (which will not have a stated maturity), will mature in nine months or longer as specified in the applicable Final Terms or Pricing Term Sheet, as the case may be. In the case of Dated Subordinated Notes, the minimum maturity, as at the date of this Base Prospectus, will be five years and one day.

Redemption at Maturity: Notes, other than Perpetual Subordinated Notes (which will not have a stated maturity), may be redeemed by Anglo at par on the maturity date or at such other amount as may be specified in the relevant Final Terms or Pricing Term Sheet, as the case may be.

Early Redemption: Early redemption will be permitted for taxation reasons, but will otherwise be permitted only to the extent specified in the applicable Final Terms or Pricing Term Sheet, as the case may be. The early redemption of Subordinated Notes is at any time subject to the prior written consent of the Financial Regulator having been obtained.

Repayment: The Final Terms or Pricing Term Sheet, as the case may be, may provide that the Notes of such tranche are repayable by Anglo,

	at the option of the holder. The early repayment of Subordinated Notes will be subject to the prior written consent of the Financial Regulator having been obtained.
Interest:	Interest may accrue at a fixed rate or a floating rate, which will be calculated by referring to an index and/or formula. The floating rate may be determined by reference to one or more base rates, such as LIBOR, and be adjusted by a spread or a spread multiplier or other interest rate formula, in each case as agreed by Anglo and the purchaser and described in the applicable Final Terms or Pricing Term Sheet, as the case may be.
Interest Payments:	Interest may be paid monthly, quarterly, semi-annually, annually or at such other intervals as are described in the applicable Final Terms or Pricing Term Sheet, as the case may be; provided, however that Anglo is entitled to defer payment of interest in respect of the Perpetual Subordinated Notes.
Denominations:	Notes generally will be issued in minimum denominations of US$750,000 and integral multiples of US$1,000 in excess thereof for Notes denominated in US dollars and minimum denominations of €500,000 and integral multiples of €1,000 in excess thereof for Notes denominated in euro. Notes denominated in a currency other than US dollars or euro will have minimum denominations of the equivalent of €500,000 and integral multiples of €1,000 in excess thereof and in such other denominations as are specified in the applicable Final Terms or Pricing Term Sheet, as the case may be.
Form, Clearance and Settlement: . .	Notes offered in the United States to Qualified Institutional Buyers in reliance on Rule 144A will be represented by one or more US Global Notes and Notes offered outside the United States in reliance on Regulation S will be represented by one or more International Global Notes. Senior Notes offered to certain Institutional Accredited Investors initially will be represented by Certificated Notes. Unless otherwise specified in a Final Terms or Pricing Term Sheet, as the case may be, Subordinated Notes will not be offered to Institutional Accredited Investors. The Notes will be in fully registered form. Global Notes representing Notes will be held by or on behalf of The Depository Trust Company ("**DTC**") for the benefit of participants in DTC. The Notes have not been registered under the Securities Act and may not be offered or sold within the United States or to or for the benefit of United States persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Notes, other than Notes represented by an International Global Note, will bear a legend setting forth transfer restrictions and may not be transferred except in compliance with such transfer restrictions. Transfers of interests from a US Global Note to an

International Global Note and transfers of Certificated Notes held by Institutional Accredited Investors are subject to certification requirements. If such Certificated Notes are transferred to Qualified Institutional Buyers in reliance on Rule 144A or offered outside the United States in reliance on Regulation S, then these Certificated Notes will be represented by US Global Notes or International Global Notes, as the case may be, and will be available for inspection at the specified office of the Paying Agent.

Governing Law: The Notes and all related contractual documentation will be governed by, and construed in accordance with, the laws of the State of New York, except that the subordination provisions of the Subordinated Notes and the Subordinated Indenture will be governed by and construed in accordance with the laws of Ireland.

Ratings: The Program has been issued the ratings described in the applicable Final Terms or Pricing Term Sheet, as the case may be, for Notes having a maturity of one year or more from the date of issue.

The Rating Agencies have agreed to continue to monitor the credit of the Issuer. The ratings set forth in the applicable Final Terms or Pricing Term Sheet, as the case may be, are accurate only as of the date thereof, and may be changed at any time. A rating reflects only the views of Standard & Poor's Ratings Services ("**S&P**"), Moody's Investors Service, Inc. ("**Moody's**"), Fitch Inc. ("**Fitch**") or Dominion Bond Rating Service ("**DBRS**", and together with S&P, Moody's and Fitch, the "**Rating Agencies**"), as the case may be, and is not a recommendation to buy, sell or hold the Notes.

Sales and Transfer Restrictions: The Notes have not been registered under the Securities Act and may not be offered or sold within the United States or to or for the benefit of United States persons (as defined in Regulation S), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. In addition, the Notes may not be offered or sold in Ireland or to natural persons in any jurisdiction.

Listing: Each Series of Notes may be admitted to listing on the Official List and trading on its regulated market and/or listed, quoted and/or traded on or by any stock exchange, competent listing authority and/or quotation system as may be agreed between Anglo and the Dealers. The terms relating to any series of Notes that are listed shall be set forth in an applicable Final Terms. A series of Notes may be unlisted. In any such case, the terms relating to such series of unlisted Notes shall be set forth in an applicable Pricing Term Sheet.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following section includes statistical and other information relating to Anglo and is designed to supplement the information available from a review of Anglo's audited consolidated financial statements. The interim figures for the six months ended March 31, 2008 and the 2005 pro-forma figures are unaudited.

With effect from October 1, 2005, Anglo is required to prepare financial statements in accordance with IFRS. Previously, the financial statements were prepared in accordance with Irish GAAP.

The unaudited pro-forma income statement for the year ended September 30, 2005 has been restated to reflect the application of IFRS, including the application of certain elements of IAS 32 and IAS 39 with effect from October 1, 2004. These pro-forma numbers incorporate the effect of recognising lending arrangement fees and funding expenses as interest using the effective interest rate method, the impact of discounting future expected cash flows on the loan impairment charge and the reclassification of preference dividends on certain instruments issued by Anglo as an interest expense. Changes in the accounting for derivatives have not been included.

The unaudited pro-forma balance sheet as at October 1, 2005 fully reflects the impact of IFRS, including IAS 32 and IAS 39.

The following data should be read in conjunction with the audited consolidated financial statements and the notes thereto incorporated by reference in this Base Prospectus as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Income Statement Data

	Six months ended March 31,		Year ended September 30,		
	2008	2007	2007	2006	2005
	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited pro forma)
	(€ millions, unless otherwise stated)				
Interest and similar income	3,333	2,453	5,371	3,169	2,209
Interest expense and similar charges	(2,375)	(1,730)	(3,805)	(2,100)	(1,435)
Net interest income	**958**	**723**	**1,566**	**1,069**	**774**
Fee and commission income	85	77	177	147	127
Fee and commission expense	(5)	(7)	(16)	(14)	(12)
Dealing profits	11	13	19	19	16
Fair value movements	(112)	(3)	(6)	8	—
Other operating (expense)/income	(1)	5	21	11	16
Other (expense)/income	**(22)**	**85**	**195**	**171**	**147**
Total operating income	**936**	**808**	**1,761**	**1,240**	**921**
Administrative expenses	(164)	(192)	(368)	(311)	(252)
Depreciation	(5)	(5)	(11)	(7)	(6)
Amortisation of intangible assets—software	(8)	(6)	(14)	(10)	(7)
Total operating expenses	**(177)**	**(203)**	**(393)**	**(328)**	**(265)**
Operating profit before provisions for impairment	**759**	**605**	**1,368**	**912**	**656**
Provisions for impairment:					
Loans and advances to customers	(33)	(56)	(82)	(66)	(44)
Other	(79)	—	(67)	—	—
	(112)	(56)	(149)	(66)	(44)
Operating profit	**647**	**549**	**1,219**	**846**	**612**
Share of results of joint ventures	—	3	2	4	3
Profit on disposal of businesses	20	22	22	—	—
Profit before taxation	**667**	**574**	**1,243**	**850**	**615**
Taxation	(125)	(110)	(235)	(192)	(138)
Profit for the period	**542**	**464**	**1,008**	**658**	**477**
Attributable to:					
Equity holders of the parent	548	462	998	657	476
Minority interest	(6)	2	10	1	1
Profit for the period	**542**	**464**	**1,008**	**658**	**477**
Basic earnings per €0.16 ordinary share (in cents)	**72.4**	**63.6**	**134.7**	**93.7**	**71.0**

Balance Sheet Data

	As of March 31,		As of September 30,		As of October 1,[1]
	2008	2007	2007	2006	2005
	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited pro forma)
			(€ millions)		
Assets					
Cash and balances with central banks	1,093	953	848	440	568
Financial assets at fair value through profit or loss					
—held on own account	264	379	430	456	17
—held in respect of liabilities to customers under investment contracts	528	366	644	309	274
Derivative financial instruments	2,323	964	1,355	2,459	1,627
Loans and advances to banks	17,416	12,880	12,051	12,424	6,439
Assets classified as held for sale	278	—	288	—	—
Available-for-sale financial assets	9,231	9,935	12,530	5,155	5,005
Loans and advances to customers	67,972	57,865	65,949	49,142	33,774
Interests in joint ventures	80	116	88	68	23
Intangible assets—software	14	21	17	24	22
Intangible assets—goodwill	—	47	46	66	67
Investment property					
—held on own account	21	36	25	36	37
—held in respect of liabilities to customers under investment contracts	1,766	2,528	2,090	1,956	1,219
Property, plant and equipment	32	37	37	37	36
Retirement benefit assets	7	23	29	16	12
Deferred taxation	68	37	47	34	27
Other assets	274	107	143	625	368
Prepayments and accrued income	28	38	35	43	67
Total assets	**101,395**	**86,332**	**96,652**	**73,290**	**49,582**
Liabilities					
Deposits from banks	11,631	8,494	7,601	10,275	7,173
Customer accounts	54,536	45,361	52,686	36,858	25,194
Derivative financial instruments	1,868	1,054	1,175	2,490	1,579
Debt securities in issue	22,045	21,530	23,588	15,060	9,774
Liabilities to customers under investment contracts	1,364	1,802	1,779	1,394	915
Current taxation	137	125	63	51	57
Other liabilities	150	29	175	32	24
Accruals and deferred income	160	181	190	183	144
Retirement benefit liabilities	5	7	7	7	7
Deferred taxation	47	48	49	43	9
Subordinated liabilities and other capital instruments	5,070	4,067	5,274	4,205	2,957
Total liabilities	**97,013**	**82,698**	**92,587**	**70,598**	**47,833**
Share capital	123	122	122	115	109
Share premium	1,155	1,136	1,139	594	169
Other reserves	(217)	(17)	(92)	9	58
Retained profits	3,314	2,386	2,883	1,971	1,411
Shareholders' funds	4,375	3,627	4,052	2,689	1,747
Minority interest	7	7	13	3	2
Total equity	**4,382**	**3,634**	**4,065**	**2,692**	**1,749**
Total equity and liabilities	**101,395**	**86,332**	**96,652**	**73,290**	**49,582**
Contingent liabilities					
Guarantees	899	1,528	1,524	2,175	1,860
Commitments					
Commitments to lend	6,840	9,235	9,775	8,734	6,011

(1) The consolidated balance sheet as of October 1, 2005 reflects the full impact of IFRS and as such is directly comparable with the consolidated balance sheets as of March 31, 2008, March 31, 2007, September 30, 2007 and September 30, 2006.

Other Data/Key Performance Indicators

	Six months ended March 31,	Year ended September 30,	
	2008	2007	2006
	(unaudited)	(unaudited)	(unaudited)
	(€ millions, except percentages)		
Net average interest earning assets	94,057	82,957	56,788
Net average interest bearing liabilities	90,573	79,756	54,708
Net interest income[1]	958	1,566	1,069
Average yield on average interest earning assets	6.97%	6.47%	5.58%
Average rate on average interest bearing liabilities	5.12%	4.77%	3.84%
Net interest spread[2]	1.85%	1.70%	1.74%
Net yield on interest earning assets[3]	2.04%	1.89%	1.88%
Return on assets[4]	1.08%	1.12%	1.08%
Return on equity[5]	26%	30%	30%
Dividend cover[6]	8.97x	6.76x	5.77x
Regulatory Core Tier 1 ratio[7]	6.0%	5.6%	5.3%

Source: Management data. Data has not been subject to any audit or review.

(1) Defined as total interest income less total interest expense.

(2) Defined as the difference between the average yield on interest earning assets and the average rate on interest bearing liabilities.

(3) Net interest income divided by total average interest-earning assets, with net interest income equalling the difference between total interest income earned and total interest expense (annualised for the six month period ended March 31, 2008). For more information on average effective interest rates, please see note 48 to Anglo's 2007 audited consolidated financial statements.

(4) Net income divided by average total assets (annualised for the six month period ended March 31, 2008).

(5) Net income divided by average equity (annualised for the six month period ended March 31, 2008).

(6) Earnings per share divided by dividends declared per share. (Note: Earnings per share for the six months ended March 31, 2008 excludes 2.7 cent (€20 million) profit on sale of Anglo Irish Bank (Suisse) S.A. and the Portuguese branch managed by that business; 2007 earnings per share excludes 3 cent (€22 million) profit on sale of Isle of Man trust business).

(7) Regulatory Core Tier 1 Capital divided by risk weighted assets. March 31, 2008 is calculated under Basel II rules. September 30, 2007 and September 30, 2006 are calculated under Basel I rules.

Note: Non-accruing loans which have not been written-off are included in calculations above.

EXCHANGE RATES

The following table sets forth, for the periods indicated, certain information concerning the exchange rate for euro based on the noon buying rate of the Federal Reserve Bank of New York expressed in US dollars per one euro. No representation is made that amounts in euro have been, could have been, or could be converted into US dollars at the noon buying rate or at any other rate. At July 2, 2008, the noon buying rate was $1.5869 per €1.00.

Historical Annual Exchange Rate Data

Year	High	Low	Average[1]	Period End
		(dollars per euro)		
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1802	1.2478	1.3538
2005	1.3476	1.1667	1.2408	1.1842
2006	1.3327	1.1882	1.2661	1.3197
2007	1.4862	1.2904	1.3797	1.4603
2008 (through July 2)	1.6010	1.4495	1.5452	1.5869

Note:

(1) The average of the noon buying rates on the last business day of each month during the relevant calendar year and for 2008 during the period indicated.

Unless otherwise indicated, all references in this Base Prospectus to "**euro**" and "**€**" are to the lawful currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community as amended.

RISK FACTORS

An investment in the Notes will include certain risks. In consultation with financial and legal advisers, a prospective investor should carefully consider, among other matters, the following discussion of various risks before deciding whether an investment in the Notes is suitable. In particular, Notes denominated or payable in or determined by reference to a foreign or composite currency or to one or more interest rates, currencies or other indices or formulas are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions or transactions involving the applicable interest rate or currency index or other indices or formulas. The matters described below, among other factors, should be carefully considered by any prospective investor.

Anglo currently believes that the factors described below represent the principal risks inherent in investing in Notes, but this Base Prospectus does not describe all of the risks of an investment in Notes, whether resulting from such Notes being denominated or payable in or determined by reference to a foreign currency or composite currency or to one or more interest rates, currencies or other indices or formulas, or otherwise. Anglo and the Dealers disclaim any responsibility to advise prospective investors of such risks as they exist at the date of this Base Prospectus or as they change from time to time.

Factors that may affect Anglo's ability to fulfil its obligations under Notes

Anglo's results may be adversely affected by general economic conditions and other business conditions

Anglo's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, employment trends, the state of the economy and market interest rates at the time. As Anglo currently conducts substantially all of its business in Ireland, the United Kingdom and the United States, its performance is influenced significantly by the level and cyclical nature of business activity in these countries, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in one or more of these economies will not have a material effect on Anglo's future results.

Since mid-2007 and the more widespread dislocation in international financial markets, it has become increasingly difficult to accurately predict likely short- to medium-term trends in the economies in which we operate. Nonetheless, there is evidence of significant weakening in each of these economies, including Anglo's key markets, Ireland and the UK, where a number of concerns (including commercial and other property market concerns) continue to impact consumer and investor confidence. Although Anglo intends to continue its focus on controlled growth and asset quality, any contraction of its key markets will impact Anglo and other participants in the financial sector. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Factors Affecting Historical Results of Operations of Anglo Irish Bank Corporation plc for the Periods Under Review—Economic Environment" for additional information.

Liquidity risk may impair Anglo's ability to fund its business and make timely payments on the notes

Liquidity risk is the risk that Anglo does not have sufficient funds available at all times to meet its contractual and contingent cash flow obligations. Anglo seeks to manage its liquidity risk by holding a stock of highly liquid assets which can be readily realised for cash and by focusing on the liquidity profile of its assets and liabilities. However, Anglo's liquidity may be adversely affected by a number of factors, including significant unforeseen changes in interest rates, ratings downgrades, higher than anticipated losses on investments and disruptions in the financial markets generally.

An inability on Anglo's part to access funds or to access the markets from which it raises funds may put Anglo's positions in liquid assets at risk and lead it to be unable to finance operations adequately. A dislocated credit environment compounds the risk that Anglo will not be able to access funds at favourable rates. These and other factors also could lead creditors to form a negative view of Anglo's liquidity, which could result in less favourable credit ratings, higher borrowing costs and less accessible funds. In addition, because Anglo receives a significant portion of its funding from deposits, Anglo is subject to the risk that depositors could withdraw their funds at a rate faster than the rate at which borrowers repay their loans, thus causing liquidity strain.

In addition, there are always some timing differences between cash payments Anglo owes on Anglo's liabilities and the cash payments due to it on its investments. Anglo's ability to overcome these cash mismatches and make timely payments on the Notes may be adversely affected if the fixed income markets were to experience significant liquidity problems. Also, under certain market conditions, Anglo could be unable to sell additional products and unable to sell Anglo's portfolio investments in sufficient amounts to raise the cash required to pay the Notes when due.

Furthermore, in circumstances where Anglo's competitors have ongoing limitations on their access to other sources of funding such as wholesale market derived funding, this also may adversely affect Anglo's access to funds and Anglo's cost of funding.

Like most banks, Anglo has been affected by the decreased availability and increased cost of wholesale funding that has been a feature of recent dislocations in global financial markets. As described in more detail in this Base Prospectus, Anglo has continued to perform well in its funding activities during this period. However, until global financial markets return to more normal levels, it is difficult to predict what impact the current markets are likely to have on Anglo and other participants in the financial sector.

Anglo's credit ratings may not reflect all risks of an investment in the Notes

The credit ratings of Anglo's program may not reflect the potential impact of all risks related to structure and other factors on any trading market. In addition, real or anticipated changes in Anglo's credit ratings will generally affect any trading market for, or trading value of, the Notes. Moreover, a credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Anglo's credit ratings are an assessment of its ability to pay obligations, including those on the Notes. Consequently, actual or anticipated declines in Anglo's credit ratings may affect the market value of its securities.

Anglo's hedging strategies may not prevent losses

Anglo is continually seeking to manage its interest rate, currency and refinancing risks. If any of the variety of instruments and strategies Anglo uses to hedge its exposure to these various types of risk is not effective, the Issuer may incur losses. Anglo may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

Anglo's derivatives counterparties may not honour their contracts

Anglo seeks to use derivatives to manage its market risks. These derivatives are negotiated with and transacted with a range of counterparties. While to date there has not been a situation in which Anglo's derivative counterparty has not honoured its obligations under the derivative agreement, a failure by one or more counterparties to honour the terms of its derivatives contract with Anglo could have an adverse effect on the business, results of operations and financial condition of Anglo.

Competition may adversely affect Anglo's income and business

Competition in Anglo's business is based on name recognition, service, product and price. Anglo competes with a large number of other credit institutions in each of the markets in which it operates, including local, domestic and foreign banks. Many of these institutions offer a broader array of products, may have more competitive pricing and may have greater financial resources with which to compete. Competition may have a negative effect on Anglo's results.

Systemic risk could adversely affect Anglo's business

The credit environment can be adversely affected by instances of fraud and default. Concerns about, or a default by, one institution could lead to liquidity problems or losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Issuer interacts on a daily basis and therefore could adversely affect Anglo.

Anglo conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates

Changes in government policy, legislation or regulatory interpretation applying to the financial services industry in the markets in which Anglo operates may adversely affect its product range, distribution channels, capital requirements and consequently, reported results and financing requirements. These changes include possible changes in government and regulatory policies, the regulation of selling practices and solvency and capital requirements.

Anglo is subject to financial services laws, regulations, administrative actions and policies in each location in which Anglo operates. Changes in supervision and regulation, in particular in Ireland, could materially affect Anglo's business, the products and services offered or the value of its assets. Although Anglo works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of Anglo. See "Supervision and Regulation" for additional information.

Absence of US GAAP Reconciliation and Related Information

Anglo prepares its financial statements in accordance with IFRS. There are significant differences between IFRS and US Generally Accepted Accounting Principles (**"US GAAP"**). Anglo is not required to, and does not, reconcile its IFRS financial statements to US GAAP and, accordingly, this Base Prospectus and the financial statements incorporated by reference herein do not include any such US GAAP reconciliation or related information. Prospective purchasers of the Notes should ensure they are familiar with IFRS when reviewing such financial information. Anglo's net income, total assets and shareholders' equity could differ significantly if determined in accordance with US GAAP.

Prior to 2005, Anglo prepared its financial statements in accordance with Irish GAAP. There are significant differences between Irish GAAP and both IFRS and US GAAP. Although management has not attempted to quantify the impact of the differences between IFRS and US GAAP, the consolidated financial statements for the financial year ended September 30, 2006 include a reconciliation of Irish GAAP to IFRS in note 56 thereof. This reconciliation should help prospective investors better understand the comparison of Anglo's results in 2005 under "Management's Discussion and Analysis of Financial Condition and Results of Operations", but there is still significant potential for misunderstanding given the lack of comparability between Irish GAAP and IFRS. Management has

sought to highlight the principal differences that are relevant to that discussion, but there can be no assurance that all relevant considerations have been so identified.

Factors which are material for the purpose of assessing the market risks associated with Notes

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(a) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Base Prospectus or any applicable supplement;

(b) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(c) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(d) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(e) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

The Notes are subject to Transfer Restrictions

The Notes have not been, and will not be, registered under the Securities Act or any other applicable securities laws and are being offered pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. Accordingly, the Notes are subject to certain restrictions on the resale and other transfer thereof as set forth under "Notice to Investors". As a result of such restrictions, Anglo cannot be certain of the existence of a secondary market for the Notes or the liquidity of such market if one develops. Consequently, a Holder (as defined under "Description of the Notes—General") of Notes and owner of beneficial interests in such Notes must be able to bear the economic risk of an investment in such Notes for an indefinite period of time.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Program. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

General

With respect to an investment in Notes indexed to one or more interest rates, currencies or other indices or formulas, significant risks exist that are not associated with a conventional fixed rate or floating rate debt security. Such risks include fluctuation of the particular indices or formulas and the possibility that an investor will receive a lower amount of principal, premium or interest and at different times than expected. Anglo has no control over the matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such risks and their results. In addition, if an index or formula used to determine any amounts payable in respect of the Notes contains a multiplier or leverage factor, the effect of any change in such index or formula will be magnified. In recent years, values of certain indices and formulas have been volatile and volatility in those and other indices and formulas may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Redemption

If the applicable Final Terms or Pricing Term Sheet, as the case may be, specifies that the Notes are redeemable at the option of the issuer, or are otherwise subject to mandatory redemption, Anglo may (in the case of optional redemption) or must (in the case of mandatory redemption) choose to redeem such Notes at times when prevailing interest rates may be relatively low. Accordingly, an investor generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the Notes.

Risks related to the optional redemption of the Notes

An optional redemption feature is likely to limit the market value of Notes. During any period when Anglo may elect to redeem Notes, the market value of such Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

Anglo may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

Anglo may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "**Relevant Factor**"). In addition, Anglo may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

- the market price of such Notes may be volatile;
- they may receive no interest;

- payment of principal or interest may occur at a different time or in a different currency than expected;
- the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero;
- a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;
- if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and
- the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Risks related to variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

"**Inverse Floating Rate Notes**" have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of such Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Risks related to Floating Rate/Fixed Rate Notes

"**Floating Rate/Fixed Rate Notes**" may bear interest at a rate that Anglo may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. Anglo's ability to convert the interest rate will affect the secondary market and the market value of such Notes since Anglo may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If Anglo converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favourable than the then-prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If Anglo converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Risks related to Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Anglo's obligations under Subordinated Notes are subordinated

Anglo's obligations under Dated Subordinated Notes will be unsecured and subordinated and will rank junior in priority of payment in the manner provided in the Subordinated Indenture to the claims of all depositors and all other unsubordinated conditions of Anglo. The claims of the holders of Perpetual Subordinated Notes are subordinated to the claims of Senior Creditors of Anglo in that payments of principal and interest are conditional upon Anglo being solvent at the time of payment by Anglo and that no payment of principal and interest shall be made unless Anglo could make such payment and still.be solvent immediately thereafter. "**Senior Creditors**" means all.creditors of Anglo (i) who are depositors or other unsubordinated creditors of Anglo or (ii) who are subordinated creditors of Anglo (including the Holders of Dated Subordinated Notes) other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the holders of Perpetual Subordinated Notes (if any) (whether only in the event of a winding-up of Anglo or otherwise).

. Although Subordinated Notes may pay a higher rate of interest than comparable Notes which are not subordinated, there is a real risk that an investor in Subordinated Notes will lose all or some of his investment should Anglo become insolvent.

Under certain conditions, interest payments under Perpetual Subordinated Notes must be deferred

If Anglo is unable to satisfy the solvency condition as set out in the Notes, then Anglo must defer the payment of interest on Perpetual Subordinated Notes until such time as Anglo is able or elects to make payment of principal or interest and still be solvent immediately thereafter.

Anglo will pay all deferred interest, and interest on that deferred interest, on all Perpetual Subordinated Notes as soon as, after giving effect to such payments, it no longer would be required to defer interest under the terms described above. Anglo will make this payment in respect of all Perpetual Subordinated Notes on the next scheduled Interest Payment Date that occurs in respect of any issue of Perpetual Subordinated Notes, unless it elects to make the payment earlier.

In no event will holders of Perpetual Subordinated Notes be able to accelerate the maturity of their Perpetual Subordinated Notes; such holders will have claims only for amounts then due and payable on their Perpetual Subordinated Notes. After Anglo has fully paid all deferred interest on any issue of Perpetual Subordinated Notes and if that issue of Perpetual Subordinated Notes remains outstanding, future interest payments on that issue of Perpetual Subordinated Notes will be subject to further deferral as described above.

Any deferral of interest payments will likely have an adverse effect on the market price of the Perpetual Subordinated Notes. In addition, as a result of the interest deferral provision of the Perpetual Subordinated Notes, the market price of the Perpetual Subordinated Notes may be more volatile than the market prices of other debt securities on which original issue discount or interest accrues that are not subject to such deferrals and may be more sensitive generally to adverse changes in Anglo's financial condition.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

Uncertain Trading Markets

Although the Notes may be admitted to listing on the Official List and trading on its regulated market, Anglo cannot assure a trading market for the Notes will develop or be maintained. Many factors independent of the creditworthiness of Anglo affect the trading market. These factors include:

- the complexity and volatility of the index or formula applicable to the Notes;
- the method of calculating the principal, premium and interest in respect of the Notes;
- the time remaining to the maturity of the Notes;
- the outstanding amount of the Notes;
- the redemption features of the Notes;
- the amount of other debt securities linked to the index or formula applicable to the Notes; and
- the level, direction and volatility of market interest rates generally.

In addition, certain Notes have a more limited trading market and experience more price volatility because they were designed for specific investment objectives or strategies. There may be a limited number of buyers when an investor decides to sell such Notes. This may affect the price an investor receives for such Notes or the ability of an investor to sell such Notes at all. A prospective investor should not purchase Notes unless such an investor understands and knows it can bear these investment risks.

Exchange Rates and Exchange Controls

With respect to an investment in Notes that are denominated and/or payable in a currency other than US dollars ("**Specified Currency Notes**"), there will be significant risks not associated with an investment in a debt security denominated and payable in US dollars, including the possibility of material changes in the exchange rate between US dollars and the payment currency and the imposition or modification of exchange controls by the applicable governments. Anglo has no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. Moreover, if payments on Specified Currency Notes are determined by reference to a formula containing a multiplier or leverage factor, the effect of any change in the exchange rates between the applicable currencies will be magnified. In recent years, exchange rates between certain currencies have been highly volatile and volatility between such currencies or with other currencies may be expected in the future. Fluctuations between currencies in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the payment currency would result in a decrease in the US dollar equivalent yield of the Specified Currency Notes, in the US dollar equivalent value of the principal and any premium payable at maturity or earlier redemption of the Specified Currency Notes and generally, in the US dollar equivalent market value of the Specified Currency Notes.

Governmental exchange controls could affect exchange rates and the availability of the payment currency on a required payment date. Even if there are no exchange controls, it is possible that the payment currency will not be available on a required payment date due to circumstances beyond Anglo's control. In such cases, Anglo will be allowed to satisfy its obligations in respect of Specified Currency Notes in US dollars.

USE OF PROCEEDS

Unless otherwise disclosed in the accompanying Final Terms or Pricing Term Sheet, as the case may be, the net proceeds of each issue of Notes will be used by Anglo for general corporate purposes and, with respect to Subordinated Notes, to strengthen Anglo's capital base.

DESCRIPTION OF ANGLO AND ITS BUSINESS

Anglo Irish Bank Corporation plc ("**Anglo**", the "**Bank**" or the "**Group**") is a specialist provider of bespoke secured term business lending, corporate treasury sales and wealth management services. The Bank is an Irish licensed bank having its headquarters in Ireland at Stephen Court, 18/21 St. Stephen's Green, Dublin 2. It was incorporated on November 17, 1964. It does not operate as a full service provider; Anglo is a business bank with a private banking arm. In terms of market capitalisation, Anglo is the third largest Irish bank and one of the largest companies on the Irish Stock Exchange by market capitalisation, which was in excess of €6.4 billion as of March 31, 2008.

The Group has consistently pursued a centralised business model and a focused strategy, which has enabled it to generate a compound annual growth rate in excess of 35% in assets and profits before tax over the past 20 years. This has been organic growth and has not been based on material acquisitions.

The key to the Bank's success has been its targeted and consistent approach to the development of long-term client relationships, primarily in its core lending operations, but also in the treasury and wealth management businesses.

Business Overview

Anglo operates in three core areas: Business Lending, Treasury and Wealth Management. In all three areas, Anglo operates a centralised business model, which has allowed the business to grow while ensuring that asset quality and risk control remain paramount.

Business Lending focuses on the provision of secured term funding to non-retail clients. The Bank has grown and seeks to continue to grow in each of its core lending markets (Ireland, United Kingdom and United States) where the Bank has built indigenous client franchises. The Bank's model for business lending focuses on:

- clients who are experienced individuals/entities with strong track records and industry expertise;
- transactions that are supported by existing cash flows over which the Bank takes an assignment;
- strong collateral; and
- personal recourse.

Anglo's core lending provides senior secured term finance to assist clients with projects or investments that they undertake. Anglo's clients are mainly businesses in the service sector, investors in fully developed and leased commercial real estate, professional firms and practices (e.g. doctors, lawyers and accountants) and high net worth individuals. The Bank's strategy is one of empowering its relationship managers to be decision makers i.e. they are involved in the initial loan approval, underwriting and management of the loan through its life. They participate regularly in the Bank's centralised credit committee meetings (either physically or by video conference) resulting in responsive, consistent and high quality underwriting.

The **Treasury** activities of the Bank are centralised at Group headquarters in Dublin, and deal execution, credit control, risk management and back office operations all take place in Dublin. Liquidity management and funding are the primary functions of the Treasury division.

Liquidity management ensures that all asset growth is funded efficiently and in line with the funding and liquidity criteria set by the Bank's Asset and Liability Committee. Liquidity management is responsible for meeting all internal and external regulatory liquidity requirements.

The Bank places a strategic emphasis on building strong and scalable funding franchises, particularly on gathering personal and commercial deposits, as well as delivering a diversity of wholesale funding to improve funding duration and quality. It also provides risk management services to corporate clients. The Bank acts as a specialist provider of foreign exchange and interest rate risk management services to corporate clients in its core markets.

The **Wealth Management** Division incorporates the private banking and asset management operations of the Bank. The Division offers a combination of full service private banking and product driven investment services. The Division's key customer group is high net worth individuals, introduced both through the wider Bank relationships and externally sourced. One of the Division's major strengths is sourcing, structuring and managing bespoke investment products in real estate, equity and alternative asset classes.

Strategy

The Bank's strategy is to provide exceptional bespoke service for its customers in their most important transactions. Full service banks focus on products that lend themselves to process standardisation. Anglo's focus continues to be on the tailored, client-driven offering of products in its three main business lines.

At the centre of the Bank's approach to all its business is a strong relationship focus. This relationship focus is supported by an emphasis on customer service and working to exceed the customers' expectations in a professional and responsive way.

The Bank currently believes significant opportunities exist to broaden its franchise in its chosen markets. The Bank also currently believes that growth can be achieved organically through further client penetration and new client acquisition within existing markets where the Bank has built a strong presence and expertise and is familiar with the local regulatory and legal framework.

Business Lending Division

The Business Lending Division is responsible for the origination, management and ongoing development of the Bank's loan portfolio. Lending opportunities are sourced from a broad network of existing customer contacts and intermediary relationships that have been developed over the past thirty years. The primary lending activity is the provision of senior term finance for a project or investment undertaken by a client. The focus in the United Kingdom and the United States is financing commercial real estate investment, whereas the Irish lending business is spread across the wider economy. The Bank's client base is primarily business professionals and is comprised of high net worth individuals, real estate professionals, professional firms and corporations. All lending is secured by mortgages and, in the majority of cases, supported by personal recourse.

The Bank's loans are originated, executed and managed by relationship managers in its three core markets. Irish operations are conducted through the Group Headquarters in Dublin and five regional offices (Cork, Galway, Limerick, Sligo and Waterford). The UK offices are located in London, Belfast, Birmingham, Edinburgh, Glasgow, Manchester and Leeds. In the United States, the Bank operates through representative offices in Boston, New York and Chicago.

The Bank believes that its focused lending model provides several key advantages over the approach of full service banks and that these advantages have enabled it to achieve significant ongoing success against the competition and build a deep franchise with clients in each of its markets. Relationship managers are instrumental in central credit committee meetings; they have the experience and authority to inform clients quickly whether they meet the Bank's requirements in terms of risk and return. The Bank's ability to offer tailored financial solutions with a quick decision is highly valued by its prospective and current client base, which results in significant repeat business. Each relationship

manager is responsible for the ongoing management of each loan written. This strong client focus has helped the Bank to achieve consistently strong margins on its loans.

The Bank's unique structure with only 17 lending offices in key urban centres across its three chosen markets requires fewer management layers than would normally be associated with banks with substantial retail branch networks and regional offices. This results in the close proximity of all relationship managers to the Bank's central credit committee in Dublin.

Despite every loan being individually tailored to the specific needs of the client, the Bank engages in transactions with consistent characteristics resulting in uniformity of underwriting criteria. The Bank's lending policy requires a low risk profile comprising the four key principles of its lending model: strongly capitalised experienced clients, strong and sustainable cash flows, tangible security and personal recourse.

Furthermore, the tailored, non-commoditised nature of the Bank's core business lending reduces pure price competition. The Bank currently believes its clients are willing to pay a fair market price for certainty of execution and quality customer service. Due to the fact that the Bank promptly declines a client's loan when a deal does not fit the Bank's credit policy, the Bank has developed a reputation for not wasting clients' time. Providing certainty for a client, in what is for them a major and potentially complex banking transaction, creates significant perceived value.

The Bank's model of small, highly motivated and committed team units operating within well established and defined lending policies has proven to be effective, scaleable and transportable across the Group. Accordingly, going forward the Bank intends to achieve continued controlled growth while maintaining asset quality consistent with the levels it has achieved to date.

Competition

In each of the Bank's core markets for Business Lending, the Bank targets clients with which it believes it can establish long term business relationships.

Ireland

The Bank has been lending to the services sector in Ireland for over 40 years. It targets professionals, high net worth individuals and highly experienced industry professionals. Its main competition is from Allied Irish Bank and Bank of Ireland. Other principal competitors include RBS (through its local operation, Ulster Bank) and HBOS Ireland.

Competition in the Irish banking market is as strong as ever, but Anglo believes its focus gives it a credible and differentiated offering to the market. Furthermore, given the tailored, non-commoditised and non-transaction intensive nature of the Bank's core business lending, it is less subject to pure price competition across the markets in which it operates. Anglo believes its clients are willing to pay a fair market price for certainty and service—very different to the residential mortgage or credit card sectors for example, where success is highly dependent on margin.

United Kingdom

The Bank has been lending to the commercial investment real estate sector in the United Kingdom for more than twenty years. Its main competition is from the primary UK banks (in particular RBS and HBOS) but has also included various conduit lenders and a number of other European banks (such as Sociétè Generale, Eurohypo, Allied Irish Bank and Bank of Ireland).

Unlike Ireland, the UK business client base focuses more on the professional real estate investor. While the Bank is established in the London and South East market, it intends to broaden its focus on the regional centres in England and Scotland. The Bank currently believes that significant

growth opportunities exist in these areas. Strengthening management teams, both through internal transfers and external hires, will be key to the development of these regional markets.

United States

The Bank's US franchise began with the establishment of a representative office in Boston in 1998. Building on its strong client relationships and experience in Boston, two further lending offices were opened in New York and Chicago in recent years. The strategy in the United States is the same as that in Ireland and the United Kingdom concentrating on professional real estate investors with . identifiable cash flows, excellently located assets and personal/corporate recourse. However, as in all its markets, the Bank's lending is not volume driven, and asset quality will remain a key determinant going forward.

The Bank's competition in the United States can be divided into the following three groups: mainstream banks (such as Bank of America), major life insurance companies (such as AIG, Met Life and Prudential) and commercial mortgage backed securitisation ("CMBS") vehicles sponsored by the large investment banks (such as Lehman Brothers, Credit Suisse and JPMorgan).

Lending Credit Risk

The Bank's lending policy requires that all of its lending is subject to the same criteria irrespective of location or sector. The Bank's lending policy has four key principles:

- **Clients:** Loans are advanced to experienced individuals/entities with strong track records and industry expertise.
- **Cash Flow:** Income must be sufficient to comfortably service the debt in accordance with the terms of the loan. Stress testing is conducted on cash flows to provide additional comfort, and emphasis is placed on hedging interest rates where appropriate.
- **Security:** First ranking mortgages are taken to ensure that assets are within the control of the Bank in the event of a loan default and subsequently may be sold to repay the debt.
- **Recourse:** Personal guarantees of promoters are generally taken to ensure "commitment" from promoters in the event of a loan not performing. These are supported by the confirmed net worth of the individuals concerned.

Credit policy is reviewed on an annual basis to ensure guidelines remain appropriate and are applied consistently across various jurisdictions and industry sectors.

To ensure an efficient process for making the final credit decisions at the central credit committee meeting in Dublin, a number of steps occur prior to this meeting. After the initial meeting with a client, a relationship manager discusses the potential loan with his direct line report. The next step in the process is to present the loan to an informal committee of lending officers. These informal committees consist of both peer and senior lending officers in each jurisdiction, and their meetings consist of a rigorous debate about the merits of a proposal. All loans which pass this process are sent to the central credit committee. As a result of this systematic approach, in excess of 90% of loans presented to central credit committee are ultimately approved, underlining the appropriateness and efficiency of the Bank's credit approval process. This efficiency could not be maintained if the central credit committee was required to assess cases that are outside of Anglo's chosen area of lending and its lending criteria.

The central credit committee takes place in Dublin twice weekly to approve credit applications across the Group. Participants are drawn from a selection of senior personnel across the risk, finance and lending functions as listed in the Group credit policy manual. Consistency of approach is ensured

by the implementation of the Bank's credit criteria and the presence of key personnel at all central credit committee meetings.

Ongoing Credit Review Process

At least twice a year, Anglo undertakes an extensive review of the entire loan portfolio. These semi-annual comprehensive reviews facilitate intimate knowledge of the quality of the portfolio by senior management, and reinforce the accountability of relationship managers to generate quality credits and successfully work through any problems that arise with customers. Monthly reviews are also carried out, consisting of progress reports on the main impaired loan and watch list cases across the Group.

Impaired loans are classified as loans that are in arrears and/or loans where a loss of principal and/or interest is probable. This typically will arise where credit analysis shows an inability to service the debt. Such loans are put on non-accrual status and a provision against all overdue interest is made, together with a capital provision if there has been a reduction or deterioration in the credit or a reduction in the value of the underlying security.

The Bank also operates a watch list. Loans are put on the watch list when senior management feels that an increased focus is required on the case notwithstanding that the payments are continuing. In such cases there may be evidence of stress or a likely stress on the borrower's business or the sector in which the borrower operates.

Treasury Division

Overview

Anglo places an emphasis on growth and diversification of its funding base. The Bank will continue to build strong and scalable funding franchises so as not to be reliant on a particular market or product mix in terms of its funding requirements.

Anglo focuses on gathering and maintaining a significant volume of customer deposits that are then supplemented with a diversity of wholesale funding to improve overall funding mix, duration and quality.

Since Anglo does not operate as a traditional retail banking operation with an extensive branch network, it does not capitalise itself through paying below-market rates on retail savings accounts and surplus funds on checking accounts. The Bank pays for its customer funding at the "offer side" of the bid-offer spread applicable to the money markets, and as a consequence Anglo's results historically have not been dependent on "liability margin" (that is, the spread earned on below-market customer deposits) as part of its overall income.

Going forward the Bank will continue to develop and enhance funding diversity in terms of new markets and new products. The secured funding sector will likely become a key element of the funding mix.

A key element to the Bank's approach to funding is the application of a relationship management model to all funding markets and a proactive approach i.e. competitive pricing, regular meetings, conference calls, constant market communication in all dealings with deposit customers and debt investors under Anglo's different funding programmes.

The Bank has diversified its funding base over the last ten years. Customer deposits are consistently the single largest component of the overall funding mix and have been at 59%–67% over the past ten years. In 1997, customer deposits were drawn solely from the Irish market with the wholesale funding element of the total represented by interbank deposits. Customer deposits currently are drawn from Irish, UK, US and mainland European clients with further deposit-taking centres based

in the Isle of Man and in Jersey targeting other international accounts. Wholesale funding is drawn from the international capital markets and is comprised of commercial paper, bonds, interbank funding and secured funding in the form of covered bond issuance.

Customer Funding

Customer funding is of strategic importance for Anglo and continues to grow in line with the Bank's balance sheet. At March 31, 2008 this accounted for 62% (€54.5 billion) of total funding. Customer funding is split between non-retail customers (62%) and retail customers (38%) and is well diversified across geographies: Ireland (31%), UK (44%), International (i.e. Isle of Man, Jersey and the US) (12%) and mainland Europe (13%). The Bank has over 220,000 retail customers with an average deposit balance of approximately €114,000 per customer in Ireland and £51,000 in the UK. The Bank has approximately 10,500 non-retail customers with an average deposit balance of approximately €4 million per customer.

Retail Deposits

Anglo has well established retail deposit franchises in Ireland and the Isle of Man and since 2004 a rapidly growing deposit-taking operation in the UK. By providing transparent savings products which are consistently competitive in these markets, under the "Personal Savings" brand, the Bank gathers highly granular long-term funding.

The Bank's retail focus to date is targeted at the mature saver with a lump sum to deposit through advertising and direct promotional activities, which generally are supported by favourable press coverage, based on a strong reputation for value and service. The Bank's offering is based on competitive pricing, superior service levels and ease of access. The Bank recognises growth potential in the UK retail deposit market and opportunities in its other customer deposit gathering efforts. The Bank has a highly scalable operational platform as required through its outsourcing centres, while constantly reviewing its products and processes to ensure it provides the best customer service with cost efficiency. All the Bank's savings products are standardised, with low transaction costs (achieved through the use of electronic repayment to source).

The major clearing banks in both Ireland and the UK continue to hold a considerable portion of these savings markets. The retail strategy of Anglo is to consistently provide competitively priced, short notice and fixed term deposit products, and to consistently grow its share of the retail markets.

Non-Retail Customer Deposits

Non-Retail accounts are represented by a wide diversity of institutions and typically include fund managers, local authorities, universities, charities, government agencies, credit unions and a range of small and mid sized businesses. Non-Retail customer deposit operations are located in Ireland, the UK, the Isle of Man, Jersey, US and the mainland European markets.

The Irish market has been the longest established geographic location for Anglo's non-retail deposit-taking activities. Deposits are drawn from a wide diversity of client types which generally are different to the Bank's lending client listing. These customers are managed by a dedicated team of relationship managers from the Bank's Treasury Unit based at the head office in Dublin and supplemented by regional treasury teams located in the Bank's branch or representative offices in Ireland, UK and US. As of March 31, 2008, the non-retail deposits in Ireland amounted to €9.6 billion.

The UK non-retail deposit market is a key source of Sterling for Anglo's loan book in that market. Historically, activity was largely focused on London and the South East with the regions being covered from the UK treasury unit based in London. During 2007, the Bank placed an increased focus on a regional strategy increasing its UK treasury personnel count. This has resulted in the placement of

treasury personnel in each of the Bank's UK branches with the aim of growing, further diversifying and increasing the granularity, duration and quality of the UK corporate deposit book.

The UK non-retail customer deposit book as of March 31, 2008 stood at €14.5 billion.

Anglo has had a treasury funding operation in the Isle of Man for a number of years gathering funding from corporate, institutional and retail depositors. This market has proved to be a source of stable, granular and diversified funding.

In January 2007, Anglo opened an office in Jersey with full branch status to target the local non-bank financial intermediaries, primarily the Regulated Trust Companies and other financial institutions and the local non-retail market to extend its non-retail deposit taking activities. As of March 31, 2008, funding from the Isle of Man and Jersey was €6.1 billion.

Anglo also has extended its non-retail customer deposit gathering efforts into mainland Europe. Anglo targets European customers from two locations: Austria and Ireland. Through its presence in Vienna it has developed a small but growing local corporate customer base since 2002. This client base includes asset managers, state enterprises, large corporations and NGOs. During 2006, the Bank established a team within the Dublin dealing room to focus on acquiring corporate clients in mainland Europe. The Bank expects to grow its funding from the mainland European market and has raised funding across eight countries. Funding from mainland Europe was €7.3 billion as of March 31, 2008.

In late 2007, as part of the ongoing diversification of the Bank's non-retail customer deposit base, the Bank commenced US non-retail deposit taking in a number of US states.

Wholesale Funding

Anglo's funding objectives include the continued development and diversification of its wholesale funding franchise in terms of instrument, investor and geography. Quality, pricing and duration of funding are key considerations. The Bank raises effective short-term funding through the interbank, repo and commercial paper markets, and medium-term funding through the senior secured and unsecured markets. Wholesale funding accounts for 38% of the total funding mix.

Short Term Funding

The Bank raises short term funding (twelve month duration or less) through the following programmes:

Interbank and Repo: Interbank funding was 13% of total funding at March 31, 2008. Anglo has placed considerable emphasis on developing wide-ranging relationships with banks on an international basis. Currently the Bank has relationships with over four hundred banks globally. Drawings on interbank lines were €6.7 billion as of March 31, 2008. Funding sourced through the repo market represents the exchange of short-term and liquid investments assets such as bonds, treasuries and securities for cash advances. Net lending to the repo market was €0.4 billion as of March 31, 2008.

French Commercial Paper ("French CP"): The Bank has a French CP programme through which it currently has the capacity to issue €4 billion. The programme had €1.1 billion outstanding as of March 31, 2008. Typical investors in French CP are French corporations and French asset managers, which are unable due to local fund stipulations to purchase non-French regulated short-term paper in significant amounts.

European Commercial Paper ("ECP"): The Bank has an ECP programme through which it has the capacity to issue €8 billion. The programme had €2.4 billion outstanding as of March 31, 2008.

The main investors under this programme are non-French European money market funds and corporations.

US Commercial Paper ("USCP"): The Bank launched its USCP programme in 2006. Its current capacity is US$8 billion. As of March 31, 2008, €2.2 billion was issued and outstanding. The main investors under this programme are banks, municipalities, corporations, money market funds and insurance companies based in the United States.

London CDs ("LCDs"): LCDs are a consistent funding source, with outstandings of €2.6 billion as of March 31, 2008. LCDs are primarily issued to banks, asset managers and local authorities based in the United Kingdom as part of their overall cash management and short-term investment strategies.

As of September 30, 2007 and March 31, 2008 a total of €7.1 billion and €8.3 billion, respectively, was outstanding under the French CP, ECP, USCP programmes and as LCDs.

Medium Term Funding

The Bank raises medium term funding (greater than twelve month duration) through the following programmes:

European Medium Term Note ("EMTN") programme: Anglo has been an active issuer of MTNs in one to five year durations since 2001. The programme has the capacity to issue up to €30 billion. As of March 31, 2008, €11.2 billion was outstanding. EMTN issuances represent approximately 11.5% of total funding. The majority of EMTN issuance is done via private placements supplemented by two to three benchmark-sized public issues each year. This funding profile ensures that the Bank has a manageable redemption profile, as the average deal size for private placements is approximately €20 million.

US Extendibles: The Bank launched a US Extendible CP programme in 2006. Its current capacity is US$4 billion. As of March 31, 2008, $0.8 billion was outstanding under this programme.

Committed Bank Facilities: Anglo has also used committed facilities over the years as part of its overall funding mix, building on the extensive banking relationships it has developed. These facilities are comprised of bilateral, club and syndicated loans of €1.1 billion. In addition, the bank has committed standby facilities supporting its USCP of €0.6 billion.

Secured Funding

In 2007, the Bank put in place a €5 billion private UK structured covered bond programme. As of March 31, 2008, the Bank had €5.0 billion of covered bonds issued and outstanding under the programme. The Bank sees the covered bond market as a form of high quality, term funding and liquidity going forward and expects that covered bond issuances will increase in importance within the Bank's funding profile over the next several years. The Bank recently entered into a US CMBS transaction which was an internal transaction to boost the Bank's liquidity by over €2 billion.

Other Funding Opportunities

The Bank continues to look for new funding sources and opportunities to further diversify and grow its funding base. The US Medium-Term Note program is one stage in this diversification process. The Bank is also developing the capability to issue covered bonds pursuant to Irish asset covered securities legislation and expects to have such a programme in place by late 2008 to provide another source of funding going forward.

Liquidity

The Financial Regulator changed the methodology by which it sets minimum liquidity requirements for the Irish Banking industry, moving from an old liquid stock approach to a "cashflow mismatch" approach. The new regulatory liquidity regime has a number of qualitative requirements which are based on the Basel Committee paper on Best Practice for Managing Liquidity Risk, published in 2000. The Bank had incorporated these requirements into its liquidity framework, prior to the announcement of the new regime.

The cashflow mismatch approach was effective as of July 1, 2007 with a dual reporting period applying from January 1, 2007. The Bank as a matter of policy ensured that it was compliant with the new requirements from January 1, 2007.

Liquidity is measured on a quantitative basis whereby all cash inflows and outflows across the Group are analysed and calculated. The regulations contain restrictive assumptions as to the retention of funding beyond legal maturity, require a behavioural analysis of funding and apply strenuous haircuts to the behavioural analysis of each funding source.

The amended liquidity rules require cashflows to be 100% covered in 0 to 8 days and 90% covered out to 30 days. The Bank's internal liquidity policy is to look at the new liquidity stipulations as the minimum level applicable and to apply a higher level of test.

Anglo considers itself to have a strong liquidity position; it had a total customer loan to deposit ratio of 127% and over €28 billion of liquid assets and short-term bank placings at March 31, 2008.

Wealth Management Division

The Wealth Management Division incorporates the private banking and asset management operations of the Bank, with offices in Ireland, the United Kingdom and Austria.

The Division offers private banking in the form of deposit loan and asset management services and product driven investment opportunities. The key customer group is high net worth individuals, drawn from existing customer relationships and sourced externally.

One of the Bank's major strengths is in sourcing, structuring and managing bespoke investment products—in property, equity and alternative assets classes. The use of the Bank's expertise and network, particularly in property transactions has been the key to the Division's success.

The Division's products and services are sold through teams of client relationship managers, operating in local markets, with the support of product origination and management teams.

In Ireland, the Bank operates through the Anglo Irish Bank Private Banking brand, and through its subsidiary Anglo Irish Assurance Company Limited ("AIAC").

Launched in 2006, the aim of the Bank's UK private banking operations is to replicate the success of the Irish operation by focusing on the relationship management and execution skills developed in Dublin while drawing on the local expertise and extensive experience of Anglo UK Banking staff.

Anglo originally acquired the Royal Trust Bank of Canada operations in Vienna and further enhanced this acquisition with the purchase of the private banking and funds management business of Credit Lyonnais in Austria in 1998. The Bank has had an international private banking operation and a mutual funds business in Austria since 1995.

In Austria, the focus is on offering traditional portfolio management services based on in-house and third party cash, equity, bond and fund-of-funds investment products.

The Bank previously owned a Geneva-based specialist provider of strategic investment, trust and related wealth management services to private clientele across Europe. In addition, the Bank previously operated a branch in Portugal, which was established in 2006, which provided similar services to and was closely aligned with the Geneva operation. Anglo disposed of these two businesses by an agreement dated December 13, 2007 and made economically effective from February 29, 2008 and legally effective from the same date (in the case of the Swiss entity) and June 1, 2008 (in the case of the Portuguese branch), generating a profit on sale. The businesses, which did not contribute towards lending or funding, accounted for less than 1% of Group profit in fiscal year 2007.

Shareholders

Anglo's shares are quoted on the Irish and London Stock Exchanges. No shareholder or group of shareholders has a controlling interest directly or indirectly in the Group. As of May 8, 2008, Anglo had 19,700 shareholders. Anglo was notified of the following interests in its ordinary share capital as of May 8, 2008:

	Number of Shares	Percentage of Issued Ordinary Share Capital
Invesco plc	52,163,910	6.87%
Credit Suisse	46,772,880	6.16%
Allianz SE	45,254,280	5.96%
Lehman Brothers International (Europe)	36,598,260	4.82%

The above represent all shareholdings in excess of 3% of the issued ordinary share capital which have been notified to Anglo.

Size Analysis of Shareholdings as of April 30, 2008

		Shares	
	Holders	Number	%
1–1,000	9,032	3,338,382	0.43
1,001–5,000	6,820	16,045,357	2.09
5,001–10,000	1,671	11,838,419	1.54
10,001–100,000	1,893	49,482,407	6.44
Over 100,000	335	687,396,783	89.49
	19,751	**768,101,348**	**100.00**

Employees

As of March 31, 2008, the Group employed 1,841 staff on a worldwide basis, operating out of 20 offices. The number of employees by division was as follows: 371 for Treasury, 532 for Business Lending, 214 for Wealth Management and 724 for central support.

Properties

As of March 31, 2008, the Group operated from 3 representative offices and 17 branches in Ireland, the United Kingdom, the Isle of Man, Jersey, the United States of America and Austria. Other than two offices with a book value of €21 million at September 30, 2007, all offices are leased.

Principal Subsidiaries

As of March 31, 2008, Anglo's principal subsidiaries included:

Principal Subsidiary Undertaking	Principal Activity	Country of Incorporation
Anglo Irish Asset Finance plc	Finance	United Kingdom
Anglo Irish Assurance Company Limited	Life assurance and pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	Banking	Isle of Man
Anglo Irish Capital Funding Limited	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	Finance	Republic of Ireland
Anglo Irish Property Lending Limited	Finance	United Kingdom
Buyway Group Limited	Investment holding	Republic of Ireland
CDB (U.K.) Limited	Investment holding	United Kingdom
The Anglo Aggmore Limited Partnership	Property	United Kingdom
Sparta Financial Services	Finance	Republic of Ireland
Steenwal B.V.	Investment holding	The Netherlands
Anglo Irish Capital UK LP	Finance	United Kingdom
Anglo Irish Capital UK (2) LP	Finance	United Kingdom
Anglo Irish Capital UK (3) LP	Finance	United Kingdom
Anglo Irish Covered Bonds LLP	Guarantor of Covered Bonds	United Kingdom

All of the Group undertakings are included in the consolidated accounts. The Group owns all of the issued ordinary share capital of all subsidiary undertakings listed above except as follows:

- The Group holds 75% of the capital contributed to The Anglo Aggmore Limited Partnership. The capital contributors earn a return of 10% per annum on their capital, and thereafter, the Group is entitled to 50% of the remaining profits of the partnership.
- The Group is the general partner of Anglo Irish Capital UK LP, Anglo Irish Capital UK (2) LP, Anglo Irish Capital UK (3) LP and The Anglo Aggmore Limited Partnership.

Each subsidiary undertaking operates principally in the country in which it is registered.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Anglo Irish Bank Corporation plc's audited consolidated financial statements for the years ended September 30, 2007, 2006, and 2005, including the notes thereto, incorporated by reference into this Base Prospectus and Anglo Irish Bank Corporation plc's independently reviewed unaudited consolidated financial statements for the six months ended March 31, 2008 including the notes thereto, incorporated by reference into this Base Prospectus. The independently reviewed unaudited consolidated financial statements for the six months ended March 31, 2008 and the audited consolidated financial statements for the years ended September 30, 2007 and 2006 have been prepared in accordance with IFRS. The audited consolidated financial statements for the year ended September 30, 2005 were prepared in accordance with Irish GAAP. The unaudited pro-forma numbers presented below have been restated to reflect the application of IFRS, including the application of certain elements of IAS 32 and IAS 39 with effect from October 1, 2004 (refer to page 5 of this Base Prospectus for further details). There are certain material differences between Irish GAAP and IFRS. For a discussion of certain differences between Irish GAAP and IFRS as they apply to Anglo, see Note 56 of the 2006 audited consolidated financial statements. This note includes reconciliations of balance sheets prepared under Irish GAAP and IFRS at October 1, 2004, September 30, 2005 and October 1, 2005.

Overview

Anglo operates in three core areas: Business Lending, Treasury and Wealth Management. It has consistently pursued a centralized business model and a focused strategy, which has enabled it to generate a compound annual growth rate in excess of 35% in assets over the past 20 years and 23 years of uninterrupted profit growth. This growth has been organically driven without reliance on acquisitions.

The key to Anglo's success has been its clear and consistent approach to the development of long-term client relationships, primarily in its core lending operations but also in the treasury and wealth management businesses. It has always attached great importance to asset quality and risk control, which it believes have been significant contributors to its success. The traditional Anglo strategy is one of focusing on business segments that have been underserved by its principal competitors.

As of March 31, 2008, Anglo had total assets of €101,395 million, including loans and advances to customers of €67,972 million. As of March 31, 2008, Anglo had customer accounts of €54,536 million, debt securities in issue of €22,045 million, and deposits from banks of €11,631 million. For the six months ended March 31, 2008, Anglo earned a total profit before tax of €667 million (compared to €574 million for the six months ended March 31, 2007), including net interest income of €958 million (compared to €723 million for the six months ended March 31, 2007). For the year ended September 30, 2007, Anglo earned a total profit before tax of €1,243 million, including net interest income of €1,566 million.

Notwithstanding this long history of uninterrupted growth, Anglo is likely to be affected by the global and domestic economic factors that have been increasingly evident since the middle of 2007. Although these factors originated in the U.S. sub-prime market; the effects have been much more widespread and have included a very significant decrease in the availability of wholesale funding for European and other financial institutions. Anglo currently believes it is well positioned to deal with such developments and views its results for the six months ended March 31, 2008 as very satisfactory. Given the current economic environment, lending has slowed as Anglo has continued to grow the loan book in its target markets, albeit in a controlled and selective manner.

Critical Accounting Policies

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. In preparing the Group's financial statements Irish company law and IFRS require the Directors to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent.

The judgements and estimates involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of the Group's financial condition and that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group could affect its reported results.

Loan impairment

The estimation of potential loan losses is inherently uncertain and depends upon many factors. At least every six months the Group reviews its loan portfolios to assess whether there is objective evidence of impairment. If there is objective evidence that a loan is impaired, a provision is recognised equating to the amount by which the book value of the loan exceeds the present value of its expected future cash flows. Provisions are calculated on an individual basis with reference to expected future cash flows including those arising from the realisation of collateral. The determination of these provisions often requires the exercise of considerable judgement by management involving matters such as future economic conditions and the resulting trading performance of the customer and the value of collateral, for which there may not be a readily accessible market. As a result these provisions can be subject to significant variation as time progresses and the circumstances become clearer. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

An additional incurred but not reported ("**IBNR**") collective provision is required for potential impairment in currently performing loans. This provision takes account of observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of loans with similar credit risk characteristics, although the decrease cannot yet be identified within the individual loans in the group.

The future credit quality of loan portfolios against which an IBNR collective provision is applied is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include factors such as local and international economic conditions, borrower specific factors, industry trends, interest rates, unemployment levels and other external factors.

Impairment of available-for-sale financial assets

In the case of debt instruments classified as available-for-sale financial assets, impairment is assessed based on the same criteria as all other financial assets. Where objective evidence of impairment exists the cumulative net loss is removed from equity and recognised in the income statement. Provisions are calculated on an individual basis with reference to the most up to date net asset values, up to date market pricing, expected future cash flows and the expected value of collateral. This process involves management's judgement and is subject to uncertainties that could cause actual credit losses to differ materially from management's loss estimates. Uncertainties include factors such as international wholesale funding conditions, changes in underlying asset valuations, entity specific factors, interest rates and other external factors.

Fair value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. Fair values are determined by reference to observable market prices where these are available and are reliable. Where representative market prices are not available or are unreliable, fair values are determined by using valuation techniques which refer to observable market data. These include comparisons with similar financial instruments for which market observable prices exist, discounted cash flow analyses, option pricing models and other valuation techniques commonly used by market participants. The accuracy of fair value calculations could be affected by unexpected market movements when compared to actual outcomes.

Expected life of lending

IAS 39 requires interest and arrangement fees, which form an integral part of the return earned from lending, to be measured using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash receipts and payments through the expected life of the loan or, when appropriate, a shorter period to the net carrying amount of the loan.

Management uses its best judgement to estimate the expected life of each loan and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behaviour and differences in the models used when compared to actual outcomes.

Taxation

The taxation charge accounts for amounts due to fiscal authorities in the various jurisdictions in which the Group operates and includes estimates based on a judgement of the application of law and practice in certain cases in order to determine the quantification of any liabilities arising. In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice. Where the final tax outcome is different from the amounts that are currently recorded, such differences will impact upon the current and deferred tax amounts in the period in which such determination is made.

Retirement benefits

The Group operates defined benefit pension schemes. In determining the actual pension cost, the values of the assets and liabilities of the schemes are calculated. The assets of the schemes are valued at fair value. The liabilities of the schemes are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liabilities. This involves modelling the future growth of scheme liabilities and requires management to make assumptions as to price inflation, dividend growth, salary and pensions increases, return on investments and employee mortality. There are acceptable ranges in which these estimates can reasonably fall. The impact on the consolidated income statement and the consolidated balance sheet could be materially different if an alternative set of assumptions was used.

Recent Developments

Global and Irish economic prospects have been impacted by volatility in the financial markets, which has increased the cost of borrowing and negatively impacted overall liquidity. Anglo does not currently believe it is likely to be impacted by these factors to an extent that is greater than other peer banks or financial institutions, although it believes growth in lending is likely to continue to moderate throughout fiscal 2008.

Principal Consolidated Income Statement Line Items

The following is a brief description of certain line items included in the consolidated income statement.

Net interest income is the excess of interest and similar income over interest expense and similar charges. Interest and similar income consists primarily of interest and fees earned on loans and advances to customers, as well as interest earned on loans and advances to banks, interest earned on financial assets held on own account and finance leasing and hire purchase income. For more information on the components of interest and similar income, see note 3 to the 2007 audited consolidated financial statements.

Interest expense and similar charges consists primarily of interest payable on customer accounts, debt securities issued, deposits from banks and subordinated liabilities and other capital instruments. For more information on the components of interest expense and similar charges, see note 4 to the 2007 audited consolidated financial statements.

Other income consists primarily of net fee and commission income, net profits earned on interest rate contracts and foreign exchange contracts, fair value movements on financial assets designated at fair value held on own account, rental income and income from UK property funds. For more information on the components of other income, see notes 5 and 6 to the 2007 audited consolidated financial statements.

Administrative expenses consists primarily of staff costs. In 2007, 64% of administrative expenses consisted of staff costs, of which 72% consisted of wages and salaries. For more information on the components of administrative expenses, see note 7 to the 2007 audited consolidated financial statements.

Depreciation of property, plant and equipment consists of depreciation on buildings, short leasehold premises, equipment and fixtures and fittings.

Amortization of intangible assets—software relates to computer software that is not integral to hardware and, as required by IFRS, directly related internal computer software development costs.

Provisions for impairment is made up of two elements: provisions for impairment on loans and advances which represent new or additional allowances for loan losses less any reduction in allowances or recoveries of amounts previously written off; and provisions on available-for-sale financial assets representing allowances for losses on buy-to-hold Structured Investment Vehicle ("**SIV**") assets and allowances for losses on other debt securities.

Taxation consists primarily of Irish corporation tax and taxes paid to foreign governments, with the former partially offset by double taxation relief. For more information on the components of taxation, see note 13 to the 2007 audited consolidated financial statements.

Significant Factors Affecting Historical Results of Operations of Anglo Irish Bank Corporation plc for the Periods Under Review

The primary driver of performance in this period has been the growth in customer lending across all the Bank's regions underpinned by stable margins and favourable economic conditions.

Asset Quality

Asset quality is of paramount importance to Anglo. Anglo seeks to ensure credit quality by lending to experienced business customers for projects with secure cash flows that are backed by tangible collateral. This has enabled Anglo to build a loan book that it believes is diversified, high

quality and well secured. The centralized Group Risk Management team assesses and stress tests every loan throughout the Group to ensure that each transaction could withstand more adverse conditions.

Management believes that the rigor of Anglo's risk management standards and the effectiveness with which they are applied across the Group have been demonstrated by the consistently low level of impaired loans. As of March 31, 2008, impaired loans amounted to €358 million, representing just 0.52% of total Group lending. Total provisions as of March 31, 2008 amounted to €273 million, covering 76% of impaired loans before taking Anglo's collateral security into account. For more information on asset quality, see "Selected Statistical and Other Information".

Customer Lending

All regions have experienced increased customer lending over recent years, with outstanding balances of €67,972 million at March 31, 2008, compared to €33,774 (IFRS unaudited pro-forma) million at September 30, 2005. Anglo continues its highly selective and cautious approach to new lending opportunities in the current market environment. Growth in lending has been well spread across all locations, with Ireland increasing by €20.8 billion from €18.8 billion in fiscal 2005 to €39.6 billion at March 31, 2008, the UK increasing by €7.6 billion from €12.5 billion in fiscal 2005 to €20.1 billion at March 31, 2008, and the US increasing by €5.8 billion from €2.5 billion in fiscal 2005 to €8.3 billion at March 31, 2008.

This growth in lending has been underpinned by consistently stable margins with net lending margins (excluding fees) increasing from 2.00% for the year ended September 30, 2005 to 2.06% for the six months ended March 31, 2008 and strong performance on fees across all regions.

Economic Environment

The Bank's principal markets, in terms of its core term lending business, are Ireland (six branches), the United Kingdom (seven branches) and the North Eastern region of the United States (representative offices in each of Boston, New York and Chicago). This is a deliberate focus as each of these markets has similar characteristics in terms of the conduct of business, legal systems, language and culture. In addition, this market footprint and the time zones covered fit neatly into the Bank's centralised management and credit models.

Having experienced high levels of growth in recent years, the economic environment in each of Anglo's principal markets has weakened significantly since mid-2007, and sentiment and confidence in the US economy has deteriorated particularly in recent quarters. While the initial economic weakening related to the US sub-prime crisis and subsequent write-downs in the value of financial sector assets, there are emerging concerns about the extent to which a combination of weakening demand in the United States and Europe, higher oil prices and other factors are likely to further affect global economic conditions. To some extent, the price reductions and decline in supply of new homes currently being seen in Ireland, and the ongoing correction also evident in the UK and US property markets, were thought likely to provide some measure of stability to those markets, but it is too early in the economic cycle to forecast the likely overall impact of these trends.

For a discussion of the risks related to the economic environment in the countries in which Anglo operates, see "Risk Factors—Anglo's results may be adversely affected by general economic conditions and other business conditions".

Results of operations for the six months ended March 31, 2008 compared to the six months ended March 31, 2007

The following table sets forth selected items from the independently reviewed unaudited consolidated income statement for the six months ended March 31, 2008 and 2007.

	Six months ended March 31,	
	2008	2007
	(€ millions) (unaudited)	
Interest and similar income	3,333	2,453
Interest expense and similar charges	(2,375)	(1,730)
Net interest income	958	723
Fee and commission income	85	77
Fee and commission expense	(5)	(7)
Dealing profits	11	13
Fair value movements	(112)	(3)
Other operating (expense)/income	(1)	5
Other (expense)/income	(22)	85
Total operating income	936	808
Administrative expenses	(164)	(192)
Depreciation	(5)	(5)
Amortization of intangible assets—software	(8)	(6)
Total operating expenses	(177)	(203)
Operating profit before provisions for impairment	759	605
Provisions for impairment:		
Loans and advances to customers	(33)	(56)
Other	(79)	—
	(112)	(56)
Operating profit	647	549
Share of results of joint ventures	—	3
Profit on disposal of businesses	20	22
Profit before taxation	667	574
Taxation	(125)	(110)
Profit for the period	542	464

	As at or for the six months ended March 31,	
	2008	2007
	(€ millions, except percentages) (unaudited)	
Key performance indicators/other statistics		
Return on Equity	26%	30%
Advances to customers	67,972	57,865
Net increase in lending[(1)]	2,023	8,723
Impaired loans (as a percentage of total loan balances)	0.52%	0.50%
Lending work in progress	6,840	9,235
Total assets	101,395	86,332
Total funding	88,212	75,385
Cost to income ratio[(2)]	19%	25%
Tier 1 Capital Adequacy ratio[(3)]	8.7%	8.5%
Total Capital Adequacy ratio[(3)]	11.9%	11.4%
Numbers of employees[(4)]	1,841	1,615
Statutory net interest margin[(5)]	2.04%	1.89%

(1) Constant currency increase of €6.1 billion for six months to March 31, 2008 and €9.3 billion for six months to March 31, 2007.

(2) Defined as total operating expenses over total operating income.

(3) Tier 1 and Total Capital ratios at March 31, 2007 are prepared under Basel I rules, Tier 1 and Total Capital ratios at March 31, 2008 are prepared under Basel II rules.

(4) Number of employees at March 31, 2007 have been adjusted to reflect the disposal of Anglo's Swiss private bank (Anglo Irish Bank (Suisse) S.A.) and the Portuguese branch managed by that business.

(5) Defined as net interest income over average interest-earning assets (annualised for the six month periods ended March 31, 2008 and 2007).

Net interest income

Net interest income increased by 33% or €235 million to €958 million in the six months ended March 31, 2008 compared to €723 million in the six months ended March 31, 2007. This was primarily driven by growth in net loans and advances to customers, which increased by 17% or €10,107 million to €67,972 million at March 31, 2008 compared to €57,865 million at March 31, 2007. Statutory net interest margin has increased from 1.89% for the six months ended March 31, 2007 to 2.04% for the six months ended March 31, 2008. This is attributable to a marginal increase in loan margins excluding fees (2.06% in six months ended March 31, 2008 compared with 2.04% in fiscal 2007), additional income on investment of funds raised in the equity share placement in February 2007 and a 32% increase in fees on the back of strong loan growth in fiscal 2007.

Other (expense)/income

Net fee and commission income has increased 14% year-on-year from €70 million in the six months ended March 31, 2007 to €80 million in the six months ended March 31, 2008 on the back of strong corporate interest rate derivative sales.

Dealing profits are broadly consistent with the prior period with €11 million reported in the six months ended March 31, 2008 compared with €13 million reported in the six months ended March 31, 2007.

Negative fair value movements increased from €3 million in the six months ended March 31, 2007 to €112 million in the six months ended March 31, 2008. The net movement in financial assets designated at fair value on own account in the six months ended March 31, 2008 of €112 million reflects the change in fair value of certain financial assets containing embedded derivatives. These assets were designated at fair value through profit or loss at inception in accordance with IFRS and form part of a portfolio of assets which are held for long-term investment purposes.

Other operating income consists of rental income and fund income, offset by a €7 million movement due to fall in the valuation of investment properties controlled by AIAC. This represents the portion attributable to non policyholder minority interests. Accounting rules prescribe that all of this loss is reported in the Group income statement and then allocated to these other investors through minority interest. Consequently, there is no impact on Anglo's earnings per share as the expense in other operating income is offset by an equal and opposite gain on the minority interest line.

As a result of these factors, other income decreased by 126% or €107 million to a net expense of €22 million in the six months ended March 31, 2008 compared to €85 million income in the six months ended March 31, 2007.

Total operating expenses

Total operating expenses decreased by €26 million or 13% to €177 million in the six months ended March 31, 2008 compared to €203 million in the six months ended March 31, 2007. This decrease was driven by active management of the cost base. Staff costs were 14% lower in the six months ended March 31, 2008 compared to the six months ended March 31, 2007, driven by reduced variable staff costs and the foreign exchange impact of reduced Sterling and US dollar costs. One-off professional fees in the six months ended March 31, 2007 were not repeated in the six months ended March 31, 2008. Non-staff administration costs were 15% lower in the six months ended March 31, 2008 at €50 million compared to the six months ended March 31, 2007 at €59 million. Depreciation of €5 million for the six months ended March 31, 2008 was in line with the charge to March 31, 2007, while amortization of intangible assets—software increased by €2 million or 33% from €6 million in the six months ended March 31, 2007 to €8 million in the six months ended March 31, 2008. This increase is impacted by continued core investment in information technology systems across the Group.

Costs management has always been a significant focus for Anglo. This together with the inherent flexibility in the Bank's cost base, has led to an improvement in the cost to income ratio from 25% for the six months ended March 31, 2007 to 19% in the six months ended March 31, 2008. The percentage growth in income (excluding the gain on the disposal of the Swiss private bank in 2008 and the gain on disposal of the Isle of Man trust business in 2007) was 15% versus a decrease of 13% in operating expenses.

Provisions for impairment

Provisions for impairment increased to €112 million for the six months ended March 31, 2008, compared to €56 million for the six months ended March 31, 2007.

Of this charge, €33 million is related to specific provisions for impairment on loans and advances to customers and represents 0.10% of the average total loan balances for the six months ended March 31, 2008 (0.11% for the six months ended March 31, 2007). The collective provision for impairment on loans and advances to customers represents a charge for losses currently within the performing portfolio which have not yet been identified. The collective charge is set aside based on historical actual loss experience. The historical evidence supports the level of balance sheet provisions at September 30, 2007 and therefore resulted in no additional collective provision being charged in the six months ended March 31, 2008. Collective provision charge in the six months ended March 31, 2007 was €25 million or 0.09% of average total loan balances for that period.

In the six months ended March 31, 2008, the Group charged a specific impairment provision of €40 million on SIVs, bringing the cumulative charge on SIVs to €107 million. After provisions, disposals and restructurings, the carrying value of SIVs at March 31, 2008 was €3 million. The Group also charged a provision of €39 million relating to other debt securities.

Taxation

Taxation increased by 14% or €15 million to €125 million for the six months ended March 31, 2008 compared to €110 million for the six months ended March 31, 2007. The effective tax rate reflects. the blend of the Irish tax rate and higher tax rates in overseas jurisdictions. The effective tax rate decreased from 19.2% for the six months ended March 31, 2007 to 18.7% for the six months ended March 31, 2008, which reflects the relatively stronger growth in Ireland and North America, which are subject to a lower tax rate than the UK.

Profit for the period

Profit for the period increased by 17% or €78 million to €542 million for the six months ended March 31, 2008 compared to €464 million for the six months ended March 31, 2007 because of the factors set forth above.

Results of operations for the year ended September 30, 2007 compared to the year ended September 30, 2006

The following table sets forth selected items from the audited consolidated income statement for the years ended September 30, 2007 and 2006.

	Year ended September 30,	
	2007	2006
	(€ millions)	
Interest and similar income	5,371	3,169
Interest expense and similar charges	(3,805)	(2,100)
Net interest income	1,566	1,069
Fee and commission income	177	147
Fee and commission expense	(16)	(14)
Dealing profits	13	27
Other operating income	21	11
Other income	195	171
Total operating income	1,761	1,240
Administrative expenses	(368)	(311)
Depreciation	(11)	(7)
Amortization of intangible assets—software	(14)	(10)
Total operating expenses	(393)	(328)
Operating profit before provisions for impairment	1,368	912
Provisions for impairment:		
Loans and advances—specific	(51)	(36)
Loans and advances—collective	(31)	(30)
Other—collective	(67)	—
	(149)	(66)
Operating profit	1,219	846
Share of results of joint ventures	2	4
Profit on disposal of Isle of Man trust business	22	—
Profit before taxation	1,243	850
Taxation	(235)	(192)
Profit for the year	1,008	658

	As at or for the year ended September 30,	
	2007	2006
	(€ millions, except percentages) (unaudited)	
Key performance indicators/other statistics		
Return on Equity	30%	30%
Advances to customers	65,949	49,142
Net increase in lending	16,807	15,368
Impaired loans (as a percentage of total loan balances)	0.50%	0.52%
Lending work in progress	9,775	8,734
Total assets	96,652	73,290
Total funding	83,875	62,193
Cost to income ratio[(1)]	22.3%	26.5%
Tier 1 Capital Adequacy ratio[(2)]	8.6%	8.4%
Total Capital Adequacy ratio[(2)]	12.0%	12.1%
Numbers of employees	1,873	1,638
Statutory net interest margin[(3)]	1.89%	1.88%

(1) Defined as total operating expenses over total operating income.

(2) Tier 1 and Total Capital ratios at September 30, 2007 and September 30, 2006 are prepared under Basel I rules.

(3) Defined as net interest income over average interest earning assets.

Net interest income

Net interest income increased by 46% or €497 million to €1,566 million in the year ended September 30, 2007 compared to €1,069 million in the year ended September 30, 2006. This was primarily driven by growth in net loans and advances to customers, which increased by 34% or €16,807 million to €65,949 million at September 30, 2007 compared to €49,142 million at September 30, 2006. Statutory net interest margin has increased marginally from 1.88% for the year ended September 30, 2006 to 1.89% for the year ended September 30, 2007. This is attributable to an increase in loan margins excluding fees (2.04% in fiscal 2007 compared with 2.02% in fiscal 2006), a strong performance on fees and additional income on investment of funds raised in two equity share placements since January 2006.

Other income

Other income increased by 14% or €24 million to €195 million in the year ended September 30, 2007 compared to €171 million in the year ended September 30, 2006. Net fee and commission income has increased 21% year-on-year from €133 million in the year ended September 30, 2006 to €161 million in the year ended September 30, 2007 on the back of strong corporate interest rate derivative and foreign exchange activities.

Dealing profits decreased from €27 million in the year ended September 30, 2006 to €13 million in the year ended September 30, 2007, impacted by a negative mark-to-market movement of €41 million on the Group's holding of synthetic securities within its treasury assets portfolio of investments. These assets are not held for trading but form part of the Group's overall treasury assets portfolio which are primarily held for liquidity purposes on a buy-to-hold basis. The fair value movement on these assets is required to go through the Income Statement due to their inherent embedded derivatives. Offsetting this was a valuation uplift of €35 million on investments held by the Bank's private equity investment business, with the purpose of creating a track record for the Bank's private equity clients.

Total operating expenses

Total operating expenses increased by €65 million or 20% to €393 million in the year ended September 30, 2007 compared to €328 million in the year ended September 30, 2006. Staff costs were 12% higher in the year ended September 30, 2007 compared to the year ended September 30, 2006, driven by a 12% increase in average staff numbers across the range of businesses and geographies. Non-staff costs were 34% higher in the year ended September 30, 2007 compared to the year ended September 30, 2006, driven by normal growth in operating expenses in line with the general increase in business and also increased depreciation as a result of continued investment in systems to improve operational efficiencies and controls.

Costs were tightly controlled during the year ended September 30, 2007, with the cost to income ratio improving to 22.3% compared to 26.5% for the year ended September 30, 2006. The percentage growth in income, excluding the gain on the disposal of the Isle of Man trust business, of 42% exceeded the growth in costs of 20% by 22%.

Provisions for impairment

Provisions for impairment increased by 126% or €83 million to €149 million for the year ended September 30, 2007 compared to €66 million for the year ended September 30, 2006.

Of this charge, €82 million related to provisions for impairment on loans and advances to customers and represents 0.14% of the average total loan balances for fiscal 2007 (0.16% for fiscal 2006). Specific charges represent 0.09% of average total loan balances for fiscal 2007 (0.09% for fiscal 2006) with a collective IBNR charge of 0.05% of average total loan balances for fiscal 2007, (0.07% for fiscal 2006). The collective charge is set aside based on historical actual loss experience. In the year ended September 30, 2007 the charge as a percentage of average total loan balances was lower than in the year ended September 30, 2006 due to the benefit of lower actual loss experience in recent years.

As part of its diversified treasury assets investment portfolio which is primarily held for liquidity purposes, Anglo holds a small portfolio of SIV assets, the nominal value of which totalled €134 million in principal at September 30, 2007. Due to the relative uncertainty facing global SIV markets as a result of recent liquidity issues, Anglo has made a collective provision of €67 million relating to these assets, representing 50% of the overall SIV portfolio, in the year ended September 30, 2007.

Taxation

Taxation increased by 22% or €43 million to €235 million for the year ended September 30, 2007 compared to €192 million for the year ended September 30, 2006. The effective tax rate reflects the blend of the Irish tax rate and higher tax rates in overseas jurisdictions. The effective tax rate decreased from 22.6% to 18.9% for the year ended September 30, 2007, reflecting a greater portion of profits generated from Ireland and North America, which are subject to a tax rate of 12.5%, compared to the UK, which has a higher tax rate of 28%.

Profit for the period

Profit for the period increased by 53% or €350 million to €1,008 million for the year ended September 30, 2007 compared to €658 million for the year ended September 30, 2006 because of the factors set forth above.

Results of operations for the year ended September 30, 2006 (IFRS) compared to the year ended September 30, 2005 (IFRS unaudited pro-forma)

The following table sets forth selected items from the consolidated income statement for the years ended September 30, 2006 (IFRS) and 2005 (IFRS unaudited pro-forma).

The comparative results for the year ended September 30, 2005 in the statutory income statement have been restated to reflect the application of IFRS, with the exception of IAS 32 and IAS 39 which applied with effect from October 1, 2005. In order to show comparable trends and assist user understanding, the financial data presented below includes pro-forma 2005 comparatives allowing for the application of certain elements of IAS 32 and IAS 39 with effect from October 1, 2004. Accordingly, growth percentages given in this Base Prospectus are referenced to the pro-forma 2005 information.

The pro-forma comparatives incorporate the effect of recognizing lending arrangement fees and funding expenses as interest using the effective interest rate method, the impact of discounting future expected cash flows on the loan impairment charge and the reclassification of preference dividends on certain capital instruments issued by the Group as an interest expense. Changes in the accounting for derivatives have not been included in the pro-forma comparatives.

	Year ended September 30,	
	2006	2005
	(audited)	(unaudited pro-forma)
	(€ millions)	
Interest and similar income	3,169	2,209
Interest expense and similar charges	(2,100)	(1,435)
Net interest income	1,069	774
Fee and commission income	147	127
Fee and commission expense	(14)	(12)
Dealing profits	27	16
Other operating income	11	16
Other income	171	147
Total operating income	1,240	921
Administrative expenses	(311)	(252)
Depreciation	(7)	(6)
Amortization of intangible assets—software	(10)	(7)
Total operating expenses	(328)	(265)
Operating profit before provisions for impairment	912	656
Provisions for impairment:		
Loans and advances—specific	(36)	(44)
Loans and advances—collective	(30)	—
	(66)	(44)
Operating profit	846	612
Share of results of joint ventures	4	3
Profit before taxation	850	615
Taxation	(192)	(138)
Profit for the year	658	477

	As at or for the year ended September 30,	
	2006	2005
	(unaudited)	(unaudited pro-forma)
	(€ millions, except percentages)	
Key performance indicators/other statistics		
Return on Equity	30%	32%
Advances to customers[1]	49,142	33,774
Net increase in lending	15,368	9,384
Impaired loans (as a percentage of total loan balances)	0.52%	0.63%
Lending work in progress	8,734	6,011
Total assets[1]	73,290	49,582
Total funding[1]	62,193	42,141
Cost to income ratio[2]	26.5%	28.8%
Tier 1 Capital Adequacy ratio[3]	8.4%	8.5%
Total Capital Adequacy ratio[3]	12.1%	11.5%
Numbers of employees	1,638	1,411
Statutory net interest margin[4]	1.88%	1.97%

(1) The 2005 data have been updated to reflect the impact of IAS 32 and IAS 39 and, as such, are directly comparable with the September 30, 2006 and September 30, 2007 data.

(2) Defined as total operating expenses over total operating income.

(3) Tier 1 and Total Capital ratios at September 30, 2006 and September 30, 2005 are prepared under Basel I rules.

(4) Defined as net interest income over average interest earning assets.

Net interest income

Net interest income increased by 38% or €295 million, from €774 million in the year ended September 30, 2005 to €1,069 million in the year ended September 30, 2006. This increase was primarily driven by an increase in loans and advances to customers of €15,368 million or 46% in 2006 (from €33,774 million outstanding at September 30, 2005 to €49,142 million as of September 30, 2006). Interest earned thereon, excluding fee income, resulted in lending margins of 2.02% for the year ended September 30, 2006 compared to 2.00% for the year ended September 30, 2005.

There was a decline in statutory net interest margin in the year ended September 30, 2006, moving to 1.88% from 1.97% in the year ended September 30, 2005. This reduction is attributable to increased capital costs and margin paid on customer deposits.

Other income

Other income increased 16% or €24 million, from €147 million in the year ended September 30, 2005 to €171 million in the year ended September 30, 2006. This increase primarily resulted from a strong performance from the Wealth Management Division and increased fees earned by the Treasury Division from supplying interest rate and foreign exchange risk management solutions to customers.

Total operating expenses

Total operating expenses increased 24% or €63 million from €265 million in the year ended September 30, 2005 to €328 million in the year ended September 30, 2006. Staff costs increased by €38 million or 22%, reflecting a 15% increase in average staff numbers and a general increase in salary and performance pay. Non-staff administration costs increased by €21 million or 26%, which reflected

normal growth in general operating expenses as the business grew. Depreciation and amortisation increased by €4 million in the year ended September 30, 2006 driven by investment in systems to improve operational efficiencies. Costs remained tightly controlled however, and the cost income ratio declined from 28.8% in fiscal 2005 to 26.5% in fiscal 2006.

Provisions for impairment on loans and advances

Provisions for impairment on loans and advances increased 50% or €22 million, from €44 million in 2005 to €66 million in 2006. This charge represents 0.16% of the average total loan book for fiscal 2006 (0.15% for fiscal 2005). Of this, specific charges represent 0.09% with a collective IBNR charge of 0.07%. Impaired loans represented 0.52% of the total loan book at September 30, 2006.

Taxation

Taxation increased 39% or €54 million, from €138 million in the year ended September 30, 2005 to €192 million in the year ended September 30, 2006. The effective tax rate remained relatively unchanged for the year ended September 30, 2006 at 22.6% (compared to 22.4% for the year ended September 30, 2005).

Profit for the year

Profit for the year increased 38% or €181 million, from €477 million in the year ended September 30, 2005 to €658 million in the year ended September 30, 2006 because of the factors set forth above.

Segmental Analysis

Presented below is certain segmental data for the six months ended March 31, 2008 and March 31, 2007.

Segmental Analysis for the six months ended March 31, 2008 compared to the six months ended March 31, 2007

	For the six months ended March 31, 2008				
	Business Lending	Treasury	Wealth Management	Group Items	Total
	(€ millions) (unaudited)				
Total operating income	**849**	**(17)**	**68**	**36**	**936**
Administrative expenses	(55)	(34)	(31)	(44)	(164)
Depreciation	(1)	(1)	(1)	(2)	(5)
Amortization of intangible assets—software	(4)	(1)	—	(3)	(8)
Total operating expenses	**(60)**	**(36)**	**(32)**	**(49)**	**(177)**
Operating profit before provisions for impairment	**789**	**(53)**	**36**	**(13)**	**759**
Provisions for impairment	(33)	(79)	—	—	(112)
Operating profit	**756**	**(132)**	**36**	**(13)**	**647**
Share of results of joint ventures	—	—	—	—	—
Profit on disposal of Anglo Irish Bank (Suisse) S.A	—	—	20	—	20
Profit before taxation	**756**	**(132)**	**56**	**(13)**	**667**

	For the six months ended March 31, 2007				
	Business Lending	Treasury	Wealth Management	Group Items	Total
	(€ millions) (unaudited)				
Total operating income	**648**	**68**	**67**	**25**	**808**
Administrative expenses	(57)	(32)	(31)	(72)	(192)
Depreciation	(1)	(1)	(1)	(2)	(5)
Amortization of intangible assets—software	(2)	(1)	(1)	(2)	(6)
Total operating expenses	**(60)**	**(34)**	**(33)**	**(76)**	**(203)**
Operating profit before provisions for impairment	**588**	**34**	**34**	**(51)**	**605**
Provisions for impairment	(56)	—	—	—	(56)
Operating profit	**532**	**34**	**34**	**(51)**	**549**
Share of results of joint ventures	—	—	3	—	3
Profit on disposal of Isle of Man trust business	—	—	22	—	22
Profit before taxation	**532**	**34**	**59**	**(51)**	**574**

Business Lending

Business Lending's total operating income increased 31% or €201 million, from €648 million in the six months ended March 31, 2007 to €849 million in the six months ended March 31, 2008. Business Lending's profit before taxation increased 42% or €224 million, from €532 million in the six months ended March 31, 2007 to €756 million in the six months ended March 31, 2008. This was driven by strong growth in lending, stable margins and a solid performance on fees.

The lending business in Ireland continued to grow in the six months ended March 31, 2008. At March 31, 2008 loan balances stood at €39.6 billion up €3.7 billion or 10% (on a constant currency basis) compared to September 30, 2007.

Anglo's UK lending business increased loan balances by 5% (on a constant currency basis) to €20.1 billion in the six months ended March 31, 2008, reflecting the general business conditions in the UK markets where activity levels have reduced significantly as buyers encounter a backdrop of more restricted funding opportunities and lower asset prices.

In the United States, Anglo's lending business delivered a solid performance with net loan growth of €1.4 billion (on a constant currency basis) in the six months ended March 31, 2008, bringing loan balances at March 31, 2008 to €8.3 billion. Sentiment and confidence in the US economy has deteriorated in recent quarters. Although not immune to the effects of the economic downturn, Anglo's geographic focus and proven underwriting model position the Bank well during this period.

Total operating expenses for the Division were flat year-on-year reflecting the active management of the cost base in the six months ended March 31, 2008.

Impairment provisions decreased by €23 million or 41% from €56 million in the six months ended March 31, 2007 to €33 million in the six months ended March 31, 2008. This decrease is impacted by the fact that no collective provision was charged in the six months ended March 31, 2008. The collective charge is a conservative formula based on historical loan loss evidence over preceding years. The historical evidence supports the level of balance sheet provisions at September 30, 2007 and has therefore resulted in no additional collective provision being charged in the six months ended March 31, 2008. The specific provision charged in the six months ended March 31, 2008 was €33 million, representing 0.10% of average total loans, compared with €31 million, or 0.11% of average total loans, for the six months ended March 31, 2007.

Treasury

The Treasury Division has performed strongly in providing a diversified funding and capital platform, maintaining liquidity and managing Anglo's interest rate and foreign currency risks whilst servicing the needs of the Bank's treasury clients. The Treasury Division successfully generated €9.9 billion (on a constant currency basis) in additional overall funding in the six months ended March 31, 2008, an increase of 11% compared to the position as of September 30, 2007. Customer deposits increased by €5.6 billion (on a constant currency basis), or 11%, compared to the position as of September, 2007, continuing to comprise close to two-thirds of total funding. Anglo continues to attract significant levels of market funding with new issuance comfortably exceeding redemptions. The Bank also benefited from strong activity in commercial paper and certificates of deposits with durations up to one year whilst maintaining pricing discipline at sub-LIBOR levels. Term funding levels remained consistent with September 30, 2007, and Anglo is well positioned with just €3 billion of term funding maturing during the remainder of calendar year 2008.

Treasury's total operating loss of €132 million in the six months ended March 31, 2008 was down €166 million from the €34 million profit in the six months ended March 31, 2007. Anglo has adopted a prudent approach to the valuation of assets impacted by the current market dislocation. As a result, the Treasury Division's performance in the six months ended March 31, 2008 has been significantly impacted by a €112 million fair value movement on the value of synthetic assets. It has also been impacted by a specific impairment provision of €40 million on SIVs and a provision of €39 million relating to subprime cash bonds. Following cumulative write-downs and disposals, Anglo's exposure to structured investment vehicles is €3 million at March 31, 2008. Anglo has no direct exposure to US or other subprime sectors. Following cumulative write-downs through the income statement and reserves of €111 million and €76 million respectively, the carrying value of assets indirectly linked to US subprime is €63 million at March 31, 2008. Excluding the impact of these write-downs the Treasury Division's operating profit increased by €25 million or 74% from €34 million in the six months ended March 31, 2007 to €59 million in the six months ended March 31, 2008.

The Treasury Division, particularly the corporate treasury sales team, continues to work closely with customers to develop innovative risk management solutions tailored to manage the specific interest rate and foreign currency exposures of each customer. This business is a natural complement to the lending business, giving Anglo enhanced visibility and certainty of client cash flows.

Operating income for the Treasury Division comprises fees and commissions relating to customer foreign exchange and interest rate activity, interest income from managing the Group's balance sheet and from its portfolio of investment bonds, proprietary trading income primarily generated from managing customer flow, and funding costs relating to customer and long term debt securities issued.

Total operating costs increased by €2 million or 6% from €34 million in the six months ended March 31, 2007 to €36 million in the six months ended March 31, 2008. This relatively small increase in operating costs reflects the significant cost management focus during the six months ended March 31, 2008.

Wealth Management

The Wealth Management Division's total operating income for the six months ended March 31, 2008 was €68 million compared with €67 million for the six months ended March 31, 2007. Wealth Management's operating profit increased 6% or €2 million, from €34 million in the six months ended March 31, 2007 to €36 million in the six months ended March 31, 2008.

The Wealth Management Division is a niche provider of tailored financial products and solutions to a high net worth clientele, and Anglo continues to focus on growing the core Ireland and

UK private banking businesses by diversifying product offerings beyond traditional property based products.

In February 2008, the Group disposed of its Swiss private bank (Anglo Irish Bank (Suisse) S.A.), and recognized a gain of €20 million on this disposal. The Swiss operating business, which did not contribute towards lending or funding, accounted for less than 1% of Group profit in fiscal 2007.

Total operating costs decreased by €1 million or 3% from €33 million in the six months ended March 31, 2007 to €32 million in the six months ended March 31, 2008. Cost savings can be attributed to the saving from the disposal of the Isle of Man trust business in December 2006 and a strict focus on cost management in particular during the period to March 31, 2008.

Group Items

Total operating income attributable to Group Items increased by €11 million to €36 million in the six months ended March 31, 2008. This was primarily related to increased returns from the investment of the Group's capital, with shareholders' funds increasing by €748 million or 21% from €3,627 million at March 31, 2007 to €4,375 million at March 31, 2008, offset by an increase in the marginal cost of the Bank's issued capital.

Total operating costs attributable to Group Items decreased by €27 million or 36% in the period, from €76 million in the six months ended March 31, 2007 to €49 million in the six months ended March 31, 2008. The flexibility and controllable nature of the Anglo cost base meant that the Bank responded quickly in managing costs in the current challenging environment. Anglo has a low level of fixed costs and this allowed Anglo to proactively manage the cost base with the elimination of any non-essential expenditure. Despite a strict emphasis on cost management, Anglo continues to invest for future growth and continues to seek process improvements and efficiencies across all areas.

Segmental Analysis for the year ended September 30, 2007 compared to year ended September 30, 2006

	For the year ended September 30, 2007				
	Business Lending	Treasury	Wealth Management	Group Items	Total
			(€ millions)		
Total operating income	**1,394**	**137**	**162**	**68**	**1,761**
Administrative expenses	(129)	(73)	(61)	(105)	(368)
Depreciation	(2)	(1)	(2)	(6)	(11)
Amortization of intangible assets—software	—	—	(2)	(12)	(14)
Total operating expenses	**(131)**	**(74)**	**(65)**	**(123)**	**(393)**
Operating profit before provision for impairment	**1,263**	**63**	**97**	**(55)**	**1,368**
Provisions for impairment	(82)	(67)	—	—	(149)
Operating profit	**1,181**	**(4)**	**97**	**(55)**	**1,219**
Share of results of joint ventures	—	—	2	—	2
Profit on disposal of Isle of Man trust business	—	—	22	—	22
Profit before taxation	**1,181**	**(4)**	**121**	**(55)**	**1,243**

	For the year ended September 30, 2006				
	Business Lending	Treasury	Wealth Management	Group Items	Total
			(€ millions)		
Total operating income	**956**	**140**	**116**	**28**	**1,240**
Administrative expenses	(108)	(56)	(56)	(91)	(311)
Depreciation	(2)	(1)	(2)	(2)	(7)
Amortization of intangible assets—software	—	—	(4)	(6)	(10)
Total operating expenses	**(110)**	**(57)**	**(62)**	**(99)**	**(328)**
Operating profit before provision for impairment	**846**	**83**	**54**	**(71)**	**912**
Provisions for impairment	(65)	—	(1)	—	(66)
Operating profit	**781**	**83**	**53**	**(71)**	**846**
Share of results of joint ventures	—	—	4	—	4
Profit before taxation	**781**	**83**	**57**	**(71)**	**850**

Business Lending

Business lending's total operating income increased 46% or €438 million, from €956 million in the year ended September 30, 2006 to €1,394 million in the year ended September 30, 2007. Business Lending's profit before taxation increased 51% or €400 million, from €781 million in the year ended September 30, 2006 to €1,181 million in the year ended September 30, 2007. This was driven by strong growth in lending, stable margins and a strong performance on fees across all locations.

The lending business in Ireland continued to grow in the year ended September 30, 2007. At September 30, 2007 loan balances stood at €36.6 billion up €9.3 billion or 34% (on a constant currency basis) compared to September 30, 2006. There was some indication of a moderation in lending activity in the second half of the year, and Anglo expects that this will continue into 2008, broadly reflecting a return to more normal growth rates in the Irish economy.

Anglo's UK lending business enjoyed another strong year in fiscal 2007 with loan balances up €5 billion or 30% (on a constant currency basis) to €21.7 billion at September 30, 2007. This performance was the result of growth in both London and the regional markets. Whilst the UK economy is expected to slow, it is expected to remain one of the stronger economies in Europe. Given the fact that Anglo remains a relatively small player in this market, it offers real potential for further growth as Anglo continues to expand and deepen its franchise. After a sustained period of compression, commercial property yields have widened recently. Risk is, however, mitigated by low vacancy rates, a restricted supply pipeline and a potentially more benign interest rates environment. There is evidence of borrowers returning to more traditional relationship-based banking, a trend which provides significant opportunity for Anglo.

In the United States, Anglo had net loan growth of €3.7 billion (on a constant currency basis), bringing loan balances at September 30, 2007 to €7.6 billion. Good growth was recorded across all offices, Boston, New York and Chicago.

Total operating expenses for the Division increased by 19%, or €21 million to €131 million in the year ended September 30, 2007 from €110 million in the year ended September 30, 2006. This was driven by a 24% increase in staff numbers and by normal growth in operating expenses as a result of business growth.

Impairment provisions increased by €17 million or 26% from €65 million in the year ended September 30, 2006 to €82 million in the year ended September 30, 2007. This represents 0.14% of the average total loan book in the year to September 30, 2007. Of this, 0.09% relates to specific charges in

the year ended September 30, 2007 and 0.05% relates to a collective IBNR charge, compared with 0.09% and 0.07% respectively in the year ended September 30, 2006. Asset quality remains excellent with impaired loans representing just 0.50% of closing total loan balances at September 30, 2007, compared to 0.52% at September 30, 2006.

Treasury

Treasury's total operating income of €137 million in the year ended September 30, 2007 was down €3 million or 2% from €140 million in the year ended September 30, 2006.

The primary role of the Treasury function is to provide a robust and diversified funding and capital platform for Anglo, managing the liquidity of the Balance Sheet and the interest rate and foreign currency risk of the Group. The Treasury Division successfully generated an additional €25.5 billion (on a constant currency basis) in funding in the year ended September 30, 2006, an increase of 38%, and continued to strengthen the Group's balance sheet by diversifying and extending the duration of the funding base. Customer deposits remain the core of Anglo's funding at 63% of total funding at September 30, 2007. 2007 was a successful year for debt securities funding, with issuance increasing by 60% (in constant currency) to €23.6 billion. During the year Anglo expanded its sources of long-term funding by successfully issuing €1.3 billion under a new covered bond programme. The Treasury Division also continues to provide a source of revenue diversification, particularly the corporate treasury sales team who work closely with customers to develop innovative risk management solutions tailored to manage the specific interest rate and foreign currency exposures of each customer. This business is a natural complement to the lending business, giving Anglo enhanced visibility and certainty of client cash flows.

Operating income for the Treasury Division comprises fees and commissions relating to customer foreign exchange and interest rate activity, interest income from managing the Group's balance sheet and from its portfolio of investment bonds, proprietary trading income primarily generated from managing customer flow, and funding costs relating to customer and long term debt securities issued.

The Treasury Division's performance in the year ended September 30, 2007 has been impacted by a €41 million mark to market movement in the Group's holdings of synthetic asset backed securities. The fair value movement on these assets is required to go through the Income Statement due to their inherent embedded derivatives. Anglo holds €80 million of asset-backed securities with a synthetic exposure to underlying subprime assets. The mark to market valuation of these assets at September 2007 was negative €21 million, resulting in a carrying value of €59 million at year end. Anglo also took a mark to market adjustment on other asset-backed securities with no subprime exposure of €20 million in the year to September 30, 2007. Anglo does not hold any trading assets. These assets form part of its overall treasury assets portfolio primarily held for liquidity purposes.

Anglo has very limited exposure to assets impacted by the current capital markets uncertainty. As well as the synthetic holdings above, Anglo's treasury assets portfolio includes investments of €134 million nominal value (representing 0.14% of total assets at September 30, 2007) in bank-sponsored SIVs. Although Anglo is a buy-to-hold investor it has charged a collective impairment provision of €67 million with respect to these investments (50% of such investments) in the year ended September 30, 2007.

After taking these provisions into account, Treasury's profit before taxation decreased by €87 million from €83 million in the year ended September 30, 2006 to a negative €4 million in the year ended September 30, 2007.

Total operating costs increased by €17 million or 30% from €57 million in the year ended September 30, 2006 to €74 million in the year ended September 30, 2007. This was mainly driven by a

10% increase in staff numbers during the period and a general increase in operating expenses in line with the expansion of Anglo's overall business.

Wealth Management

The Wealth Management Division's total operating income increased 40% or €46 million from €116 million in 2006 to €162 million in 2007. Wealth Management's operating profit increased 83% or €44 million, from €53 million in 2006 to €97 million in 2007.

The Wealth Management Division advanced considerably in the year ended September 30, 2007. All locations contributed to the growth of the division, continuing the Bank's targeted strategy as a niche provider of financial products and solutions to high net worth clientele.

In December 2006 the Group disposed of its Isle of Man trust activities, which resulted in an exceptional gain of €22 million.

Total operating costs increased by €3 million or 5% from €62 million in the year ended September 30, 2006 to €65 million in the year ended September 30, 2007. This increase was driven by an increase in staff numbers of 15% offset by savings in costs as a result of the disposal of the Isle of Man trust activities.

Group Items

Total operating income attributable to Group Items increased by €40 million to €68 million in the year ended September 30, 2007. This was primarily related to increased returns from the investment of the Group's capital with shareholders' funds increasing by €1,363 million or 51% from €2,689 million in the year ended September 30, 2006 to €4,052 million in the year ended September 30, 2007, offset by an increase in the marginal cost of the Bank's regulatory capital.

Total operating costs attributable to Group Items increased by €24 million or 24% in the period, from €99 million in the year ended September 30, 2006 to €123 million in the year ended September 30, 2007, primarily as a result of a 26% increase in staff numbers during the period to support the growth of the business. There was also an increase in amortization of intangible assets representing the full year impact of amortization of software on a new core banking system which went live during 2006 and a general increase in operating costs in line with the expansion of the business.

Segmental Analysis for the year ended September 30, 2006 (IFRS) compared to year ended September 30, 2005 (IFRS unaudited pro-forma)

	For the year ended September 30, 2006				
	Business Lending	Treasury	Wealth Management	Group Items	Total
			(€ millions)		
Total operating income	**956**	**140**	**116**	**28**	**1,240**
Administrative expenses	(108)	(56)	(56)	(91)	(311)
Depreciation	(2)	(1)	(2)	(2)	(7)
Amortization of intangible assets—software	—	—	(4)	(6)	(10)
Total operating expenses	**(110)**	**(57)**	**(62)**	**(99)**	**(328)**
Operating profit before provision for impairment	**846**	**83**	**54**	**(71)**	**912**
Provisions for impairment	(65)	—	(1)	—	(66)
Operating profit	**781**	**83**	**53**	**(71)**	**846**
Share of results of joint ventures	—	—	4	—	4
Profit before taxation	**781**	**83**	**57**	**(71)**	**850**

	For the year ended September 30, 2005				
	Business Lending	Treasury	Wealth Management	Group Items	Total
			(€ millions) (IFRS unaudited pro-forma)		
Total operating income	**692**	**124**	**91**	**14**	**921**
Administrative expenses	(93)	(45)	(47)	(67)	(252)
Depreciation	(2)	(1)	(2)	(1)	(6)
Amortization of intangible assets—software	—	—	(4)	(3)	(7)
Total operating expenses	**(95)**	**(46)**	**(53)**	**(71)**	**(265)**
Operating profit before provisions for impairment	**597**	**78**	**38**	**(57)**	**656**
Provisions for impairment	(44)	—	—	—	(44)
Operating profit	**553**	**78**	**38**	**(57)**	**612**
Share of results of joint ventures	—	—	3	—	3
Profit before taxation	**553**	**78**	**41**	**(57)**	**615**

Business Lending

Business lending's total operating income increased 38% or €264 million, from €692 million in the year ended September 30, 2005 to €956 million in the year ended September 30, 2006. Business Lending's profit before taxation increased 41% or €228 million, from €553 million in the year ended September 30, 2005 to €781 million in the year ended September 30, 2006. This was driven by strong growth in lending across all locations with margins remaining stable.

At September 30, 2006, Irish loan balances stood at €27.5 billion, up by €9.0 billion or 46% (on a constant currency basis) compared to the end of the previous year. Anglo continued to gain market share with its growth rate of 46% exceeding the overall market growth in non-mortgage lending of 32%.

At September 30, 2006, UK loan balances were €17.2 billion, up by 37% or €4.6 billion (on a constant currency basis) from September 30, 2005. Lending growth was strong across all locations in

the UK. Growth in UK lending was driven both by repeat transactions from an existing loyal customer base and a healthy flow of new clients across all market sectors. City properties continued to perform strongly, and there continued to be a shortage of Class A buildings in the market. Commercial property activity showed renewed growth in the latter part of the year ended September 30, 2005.

In the United States, total loan balances outstanding at September 30, 2006 were €4.4 billion, an increase of 85% or €2.0 billion (on a constant currency basis) from the total at September 30, 2005. On a macro-economic level, notwithstanding some softening in the housing sector, the US economy performed well in 2006, having absorbed the impact of rises in interest rates over the past couple of years. Given the Group's small position in the US market, performance there is not as dependent on economic factors as in its other core markets.

Total operating expenses for the division increased by €15 million or 16% increasing from €95 million in the year ended September 30, 2005 to €110 million in the year ended September 30, 2006. This was driven by a 19% increase in staff numbers and by normal growth in general operating expenses as the business grew.

Impairment provisions increased by €21 million or 48% from €44 million in the year ended September 30, 2005 to €65 million in the year ended September 30, 2006. This represented 0.16% of the average total loan book for fiscal 2006. Of this 0.09% relates to specific charges in 2006 compared to the full charge of 0.15% in 2005. In 2006 0.07% relates to a collective IBNR charge. In 2005 there was no general charge as the total collective provisions carried forward were considered sufficient to cover any inherent risk. Asset quality remained strong, with impaired loans representing just 0.52% of closing total loan balances.

Treasury

Treasury's total operating income increased 13% or €16 million, from €124 million in 2005 to €140 million in 2006. Treasury's profit before taxation increased 6% or €5 million, from €78 million in 2005 to €83 million in 2006.

Over €20 billion in funding was successfully raised in the year ended September 30, 2006. There was a 46% growth in customer deposit balances, which increased by €11,664 million from €25,194 million at September 30, 2005 to €36,858 million at September 30, 2006. The strong retail customer funding base in Ireland was successfully replicated in the UK with over 23,000 new customers added during 2006. Across the Group the retail customer base increased by 40% to over 100,000 customers. The diversification of funding continued to progress during the year with the launch of a US CP program and an increase in the size of the EMTN and French CP programmes.

As well as providing a solid funding base, the Treasury Division continued to generate a valuable source of revenue diversification with income generated from customer transactions, investment securities and managing the Group's balance sheets. The corporate treasury sales team generated €70 million fee income in the year ended September 30, 2006 compared to €58 million in the year ended September 30, 2005, with a strong performance spread across three key markets of Ireland, the UK and North America. The increase in fee income was driven by strong performance on customer interest rate derivatives and solid foreign exchange activity.

Total operating costs increased by €11 million or 24% from €46 million in the year ended September 30, 2005 to €57 million in the year ended September 30, 2006. This was driven by a 24% increase in staff numbers during the period.

Wealth Management

The Wealth Management Division's total operating income increased 27% or €25 million from €91 million in the year ended September 30, 2005 to €116 million in the year ended September 30,

2006. Wealth Management's profit before taxation increased 39% or €16 million, from €41 million in the year ended September 30, 2005 to €57 million in the year ended September 30, 2006. This was driven by additional client equity raised of €450 million and loan growth of approximately €1 billion in the period. Growth was spread across all locations, including Ireland, UK and Austria.

Total operating costs increased by €9 million or 17% from €53 million in the year ended September 30, 2005 to €62 million in the year ended September 30, 2006. This increase was driven by an increase in staff numbers of 6% and a general increase in operating costs in line with the expansion of the business.

Group Items

Total operating income attributable to Group Items increased by €14 million to €28 million in the year ended September 30, 2006. This was primarily related to increased returns from the investment of the Group's capital with Shareholders Funds increasing by €942 million or 54% from €1,747 million in the year ended September 30, 2005 to €2,689 million in the year ended September 30, 2006.

Total operating costs attributable to Group Items increased by €28 million or 39%, from €71 million in the year ended September 30, 2005 to €99 million in the year ended September 30, 2006. The main driver was a 15% increase in staff numbers during the year to support the overall growth of Anglo's business. There was also an increase in amortization of intangible assets representing depreciation on software as a new core banking system went live during the period.

Liquidity and Capital Resources

Anglo's principal sources of liquidity are customer funding (both retail and non-retail deposits), accounting for 62% of the total funding mix, and wholesale funding (primarily in the capital markets), accounting for 38% of the funding mix. For more information, see "Description of Anglo and its Business—Treasury Division".

The table below summarizes the Group's maturity analysis as of September 30, 2007.

	Total	1 year or less	1–5 years	More than 5 years	Equity shares	Policy holders' funds
			(€ millions)			
Financial assets						
Cash and balances with central banks	848	848	—	—	—	—
Financial assets at fair value through profit and loss						
—held on own account	430	51	93	220	66	—
—held in respect of liabilities to customers under investment contract	644	—	—	—	—	644
Derivative financial instruments	1,355	429	615	291	—	20
Loans and advances to banks	12,051	11,201	543	52	—	255
Available-for-sale financial assets	12,530	5,447	4,645	2,431	7	—
Loans and advances to customers	65,949	29,027	25,935	12,114	—	(1,127)
Total financial assets	**93,807**	**47,003**	**31,831**	**15,108**	**73**	**(208)**
Financial liabilities						
Deposits from banks	7,601	6,185	1,035	—	—	381
Customer accounts	52,686	52,230	724	95	—	(363)
Debt securities in issue	23,588	11,499	11,602	487	—	—
Derivative financial liabilities	1,175	280	496	393	—	6
Liabilities to customers under investment contracts	1,779	—	—	—	—	1,779
Subordinated liabilities and other capital instruments*	5,274	63	1	5,234	—	(24)
Total financial liabilities	**92,103**	**70,257**	**13,858**	**6,209**	**—**	**1,779**

* Undated subordinated liabilities and other capital instruments have been included in amounts maturing over five years.

Historical cash flows

The table below summarizes Anglo's cash flows for the years six months ended March 31, 2008 and the years ended September 30, 2007 and 2006.

	Six months ended March 31,		Year ended September 30,	
	2008	2007	2007	2006
	(€ millions)			
Consolidated statement of cash flows				
Net cash flows from operating activities	4,262	5,281	6,465	4,567
Cash flows from investing activities	3,131	(4,717)	(7,562)	(111)
Cash flows from financing activities	(268)	315	1,399	1,459
Net increase in cash and cash equivalents	7,125	879	302	5,915
Closing cash and cash equivalents	17,289	11,579	10,832	10,800

Net cash flows from operating activities

Net cash flows from operating activities amounted to €4,262 million for the six months ended March 31, 2008, €5,281 million for the six months ended March 31, 2007, €6,465 million for the year ended September 30, 2007 and €4,567 million for the year ended September 30, 2006. The increase was

primarily the result of increased profit driven by increased business volumes for both lending and funding.

Cash flows from investing activities

Cash flows from investing activities relate primarily to the purchases and sales of available-for-sale financial assets. Cash flows from investing activities amounted to €3,131 million for the six months ended March 31, 2008, (€4,717 million) for the six months ended March 31, 2007, (€7,562 million) for the year ended September 30, 2007 and (€111 million) for the year ended September 30, 2006. For more information on the components of cash flows from investing activities, see the consolidated condensed cash flow statement in the independently reviewed condensed consolidated financial statements for the six months ended March 31, 2008.

Cash flows from financing activities

Cash flows from financing activities relates primarily to the proceeds from issues of subordinated liabilities and other capital instruments and from share placements, offset by redemptions of subordinated debt and subordinated debt interest paid. Cash flows from financing activities amounted to (€268 million) for the six months ended March 31, 2008, €315 million for the six months ended March 31, 2007, €1,399 million for the year ended September 30, 2007 and €1,459 million for the year ended September 30, 2006. For more information on the components of net cash from financing activities, see the consolidated condensed cash flow statement in the independently reviewed condensed consolidated financial statements for the six months ended March 31, 2008.

Principal risks and uncertainties

One of the most important features of banking is the management of risk, hence the identification, measurement and management of risk is a strategic priority for Anglo. Consequently the Board of Directors has established a comprehensive framework covering accountability, oversight, measurement and reporting to maintain high standards of risk management throughout the Group. The principal risks faced by the Group are credit risk, market risk, liquidity or funding risk, operational risk and regulatory risk.

Other key risks and uncertainties facing the Group relate to the general macroeconomic outlook for Ireland, the UK and the US. The Group's activities in these key markets are sensitive to the following: an increase in competition, higher interest rates, regulatory change, a decline in general economic conditions and deterioration in underlying asset quality.

Governance framework

The Board decides the Group's strategic objectives and has overall responsibility for the Group's system of internal control and its effectiveness. There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which is reviewed regularly by the Board.

The Audit Committee monitors the integrity of the Group's internal financial control system and, in consultation with the Risk and Compliance Committee, reviews the effectiveness of the Group's system of internal controls. The Risk and Compliance Committee oversees risk management and compliance, which includes credit, market, liquidity and operational risk. The Risk and Compliance Committee reviews, on behalf of the Board, the key risks and compliance issues inherent in the business and the system of control necessary to manage them. The Risk and Compliance Committee approves Group policy on both banking and treasury credit risk.

Monitoring and control responsibilities for credit matters, liquidity matters and market risk are delegated to the Group Credit Committee and to the Group Asset and Liability Committee ("**ALCO**")

respectively. Both committees comprise senior management from throughout the Group. These two committees support the Audit Committee and the Risk and Compliance Committee in ensuring that efficient procedures are in place to manage risk.

The Group Risk Management function sets limits consistent with the Group's risk appetite, monitors and reports on compliance with those limits and oversees the management of risk. The Group Risk Management function is headed by the Group Chief Risk Officer ("**CRO**"). The CRO is an Executive Director who reports directly to the Group Chief Executive.

Group Risk Management, Group Finance, Group Compliance and Group Internal Audit are central control functions, independent of line management, whose roles include monitoring the Group's activities to ensure compliance with financial and operating controls. The general scheme of risk management, financial control and operational control is designed to safeguard the Group's assets while allowing sufficient operational freedom for business units to earn a satisfactory return for shareholders.

Risk management approach

The Group's approach to risk management is based on line management having primary responsibility for management of risk in individual businesses. As part of the Group's governance framework, risk is subject to independent oversight and analysis by Group Risk Management, which comprises five core functions:

- Banking credit risk
- Treasury credit risk
- Market risk
- Liquidity risk
- Operational risk

These key risk management functions support the CRO in the formulation and monitoring of risk policies and strategies.

Banking and treasury credit risk

Credit risk is the risk that the Group will suffer a financial loss from a counterparty's failure to pay interest, repay capital or meet a commitment that they have entered into where the collateral pledged as security is insufficient to cover the payments due. The Group's credit risk arises primarily from its lending activities to customers but also from investment in securities and its use of derivatives.

The Group's policy on banking and treasury credit risk is set out in a detailed credit policy manual which has been approved by the Risk and Compliance Committee. The policy manual, which is regularly updated, is provided to all relevant staff and forms the core of the Group's credit risk ethos. Strict parameters for all types of credit exposure are set down and all applications for credit are assessed within these parameters.

The Group operates a tiered system of discretions which ensures that all credit exposures are authorised at an appropriately senior level. The Main Credit Committee, which is the most senior forum for approving credit exposures, includes Executive Directors and senior management. All credit committees must reach a consensus before authorising a credit exposure and each individual credit must be approved by a valid quorum. Additionally, a Non-executive Director must countersign all exposures over a certain threshold.

All lending exposures are monitored on an ongoing basis with the senior executives responsible for Banking Credit Risk regularly meeting each individual lender and examining their loan portfolio in

detail. This ensures that potential problems are identified promptly and if necessary appropriate remedial action taken.

Credit risk on all treasury clients and interbank facilities is regularly assessed. All such treasury lines must be formally reviewed by Group Risk Management at least once a year.

Group Risk Management monitors credit risk on a portfolio basis and, in particular, looks at the entire Group's exposure to geographic and industry sectors. Sectoral guidelines are in place and restrictions on exposures are imposed when considered prudent. The Group's credit policy ensures that no single counterparty or group of closely-related counterparties give rise to a significant concentration of credit risk. Information on the Group's principal risk concentrations is disclosed in note 24 to Anglo's 2007 audited consolidated financial statements.

The Group's maximum exposure to credit risk is the carrying amount of assets held on the balance sheet. In most cases the actual exposure to credit risk is less than the carrying amount. For example, for loans and advances to customers the Group requires various forms of credit protection, including covenants and security such as mortgages or charges. Personal guarantees from borrowers are also often required. To reduce the credit exposure on derivative financial instruments the Group utilises master netting agreements and obtains cash collateral against net exposures under collateral support agreements.

Market risk

Market risk is the risk of a potential adverse change in Group income or financial position arising from movements in interest rates, exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the execution of customer and interbank business and proprietary trading. The Group recognises that the effective management of market risk is essential to the maintenance of stable earnings, the preservation of shareholder value and the achievement of the Group's corporate objectives.

The Group's exposure to market risk is governed by policies prepared by Group Risk Management in conjunction with Group Treasury and approved by ALCO. These policies set out the nature of risk which may be taken, the types of financial instruments which may be used to increase or reduce risk and the way in which risk is controlled. In line with these policies ALCO approves all risk limits, which are also notified to the Risk and Compliance Committee.

Exposure to market risk is permitted only in specifically designated business units and is centrally managed by Group Treasury in Dublin. In other units, market risk is eliminated by way of appropriate hedging arrangements with Group Treasury.

Market risk throughout the Group is measured and monitored by Group Risk Management, operating independently of the risk-taking units.

Use of financial instruments

The Group uses financial instruments in the normal course of its business. To fund asset growth the Group accepts deposits from customers and interbank counterparties and raises funds via the capital markets by issuing debt securities. Interest rates on financial instruments can be either fixed or variable, with varying contractual terms from short to long-term.

Where appropriate the Group uses derivatives to manage interest rate and foreign exchange exposures arising from the use of financial instruments.

Interest income is principally derived from the Group's lending activities. In addition, the Group earns interest income on its stock of liquid financial assets which are held for liquidity purposes.

The Group also trades in financial instruments by taking positions in exchange traded and over-the-counter instruments in order to take advantage of short-term market movements. ALCO places limits on proprietary trading exposure which are independently reported and monitored by Group Risk Management.

Derivatives

A derivative is a financial instrument which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or other market prices. Derivatives are an efficient and cost effective means of managing market risk and limiting counterparty exposures. As such, they are an indispensable element of treasury management. Further details of derivatives balances are disclosed in note 20 to Anglo's 2007 audited consolidated financial statements. The accounting policy on derivatives is set out in note 1 to Anglo's 2007 audited consolidated financial statements.

It is recognised that certain forms of derivatives can introduce risks which are difficult to measure and control. For this reason it is Group policy to place clear boundaries on the nature and extent of its participation in derivative markets and to apply industry best practice to all aspects of its derivatives activities.

The Group's derivatives activities are governed by policies approved by ALCO. These policies relate to the management of the various types of risk associated with derivatives, including market risk, liquidity risk and credit risk.

Market risk can only be assumed in clearly defined categories of derivatives, which are traded in well established, liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods. Positions can only be taken in instruments which the business can settle, administer and value, and where the risks can be accurately measured and reflected against limits.

Group Treasury is permitted to take discretionary risk in non-option derivatives, such as interest rate futures, bond futures, forward rate agreements, interest rate swaps, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally caps, floors, swap options (swaptions), futures options and conventional currency options.

Transactions in other, more complex derivatives are typically entered into on a matched, back-to-back basis. This category consists predominantly of equity index derivatives, used for the purposes of constructing retail savings products whose performance is linked to equity markets.

Collateral agreements

The Group has executed Collateral Support Agreements ("CSA"s) with its principal interbank derivatives counterparties. The purpose of the CSA is to limit the potential cost of replacing derivative contracts at market prices in the event of default by the original counterparty. Under the terms of a CSA, if the aggregate market value of a set of derivative contracts between the two parties exceeds an agreed threshold figure, the party which would be exposed to loss in the event of default receives a deposit of cash or eligible securities equal to the excess aggregate value over the threshold.

Trading book—interest rate risk

Group Treasury's interest rate trading book consists of interest rate swaps, currency swaps, interest rate futures, forward rate agreements and options and is marked to market daily. Sensitivity calculations for all market risk factors are used to measure and limit the Group's exposures.

Trading book position and stop-loss limits are formally approved by ALCO, notified to the Risk and Compliance Committee and independently monitored daily by Group Risk Management.

Trading book—foreign exchange risk

Trading foreign exchange risk is confined to Group Treasury's trading book and arises from corporate and interbank foreign exchange business and from proprietary trading. Position limits are used to measure and limit foreign exchange risk. Measurement is carried out independently by Group Risk Management and stop-loss limits are applied on a daily, monthly and annual basis. Where the Group's trading book contains non-linear foreign exchange risk, additional sensitivity measures are used to monitor and limit the Group's exposure to the various market risk factors.

Structural foreign exchange risk

Structural foreign exchange risk represents the currency risk arising from the translation of the Group's net investments in operations whose functional currency is not euro. It is Group policy to eliminate this risk by matching all material foreign currency investments in such operations with liabilities in the same currency.

Non-trading book

The Group's non-trading book consists of personal and corporate deposits, issued debt securities and the lending portfolio, as well as Group Treasury's interbank cash book and investment portfolio. In non-trading business units interest rate risk arises primarily from the Group's core banking business. This exposure is centrally managed by Group Treasury in Dublin using interest rate swaps and other conventional hedging instruments.

The Group's non-trading book exposure is analysed by its maturity profile in each currency. Limits by currency and maturity are formally approved by ALCO and notified to the Risk and Compliance Committee. These limits are then subject to independent monitoring by Group Risk Management.

Hedging

With the exception of designated hedging instruments, derivatives are treated as held for trading.

The Group designates certain derivatives as either fair value hedges (where the Group hedges the changes in fair value of recognised assets or liabilities or firm commitments), cash flow hedges (where the Group hedges the exposure to variability of cash flows attributable to recognised assets or liabilities or highly probable forecast transactions) or hedges of a net investment in a foreign currency operation.

Fair value hedges

The Group hedges the interest rate risk resulting from any potential change in the fair value of certain fixed rate assets and liabilities using interest rate swaps, forward rate agreements and cross-currency interest rate swaps for assets and liabilities denominated in foreign currencies.

Cash flow hedges

The Group hedges a portion of its floating rate cash flow exposures using interest rate swaps. The Group also hedges certain forecast foreign currency cash flows using forward foreign exchange contracts.

Hedges of net investments

The Group hedges the currency translation risk of net investments in foreign operations with matching foreign currency funding.

Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient funds available at all times to meet its contractual and contingent cashflow obligations. The Group manages liquidity risk by holding a stock of highly liquid assets which can be readily realised for cash and by focusing on the liquidity profile of its assets and liabilities.

Liquidity risk is measured using the cashflow mismatch approach where cash inflows and outflows are analysed to produce a net cashflow position over set time periods. Consistent with the Group's conservative approach to liquidity risk, cash outflows are assumed to be paid at the earliest time period and cash inflows to be received at the latest potential time period.

Liquidity risk is monitored centrally by ALCO. Its responsibilities include:

- approving and maintaining Group funding and liquidity policy;
- setting liquidity risk strategy for the Group; and
- maintaining internal and external liquidity risk limits.

ALCO's Liquidity Sub-committee specifically deals with all matters relating to Group liquidity.

Group Treasury is responsible for the operational execution of liquidity strategy and with managing the cashflows of the Group on a daily and intra-day basis.

A fundamental component of the Group liquidity policy is the Group funding policy that seeks to build and maintain a funding book which is well diversified in terms of retail, corporate and wholesale markets on a customer, segmental, geographical and duration basis.

ALCO is responsible for ensuring asset growth is funded in an appropriate manner in accordance with Group funding policy.

The Group maintains a contingency funding plan to deal with periods of market liquidity stress. The plan is comprehensive and includes detailed actions which would be required depending on the nature and severity of the potential liquidity stress. Early warning indicators are an important facet of the contingency funding plan.

The Group has a comprehensive stress testing framework which is consistent with market best practice for liquidity risk stress and scenario testing. The suite of stress tests incorporates both market and bank specific stresses including moderate and severe events. These stress tests are also modelled for short, medium and long term time periods.

The stress testing results enable the Group to analyse the effects of low probability yet high impact events and review the potential probability of such an event occurring. The Group has limits in place which set the maximum tolerance for the results of the various stress test scenarios. The Group has also pre-defined courses of actions to reduce the exposure to a particular stress if deemed appropriate.

The Irish Financial Regulator introduced new regulatory liquidity requirements in 2007 replacing the liquid stock approach with a more advanced cashflow mismatch approach. Minimum regulatory ratios are in place for the periods of 0 to 8 days and 9 to 30 days with strict conservative assumptions set for certain cashflow types. Cash outflows must be met with cash inflows or highly liquid assets and the Group must maintain a minimum of 100% coverage in the 0 to 8 day period and 90% coverage in the 9 to 30 day period. In addition, the Irish Financial Regulator requires banks to comply with qualitative requirements regarded as best practice for liquidity risk management.

The Group operates internal limits over and above the minimum regulatory requirements.

Operational risk

Operational risk represents the risk that failed or inadequate processes, people or systems, or exposure to external events could result in unexpected losses. The risk is associated with human error, systems failure and inadequate controls and procedures.

The Group's management of its exposure to operational risk is governed by a policy prepared by Group Risk Management and approved by the Risk and Compliance Committee. The policy specifies that the Group will operate such measures of risk identification, assessment, monitoring and management as are necessary to ensure that operational risk management is consistent with the approach, aims and strategic goals of the Group and is designed to safeguard the Group's assets while allowing sufficient operational freedom to earn a satisfactory return for shareholders. The policy document also sets out the responsibilities of senior management, the requirement for reporting of operational risk incidents and the role of Group Internal Audit in providing independent assurance.

The operational risk management process consists of the setting of strategic objectives, the identification of risks and the implementation of action plans to mitigate the risks identified. Recognising that operational risk cannot be entirely eliminated, the Group implements risk mitigation controls including fraud prevention, contingency planning and incident management. Where appropriate this strategy is further supported by risk transfer mechanisms such as insurance.

The business units and support functions formally assess their operational risk profile and provide a certified report to Group Risk Management on a semi-annual basis. These reports are consolidated and presented to the Risk and Compliance Committee.

Basel II

The Group currently complies with the Basel II Accord under the Standardised Approach for Credit Risk and Operational Risk. The Group is currently preparing an application for qualification under the Foundation Internal Ratings Based Approach for Credit Risk for submission to the Financial Regulator in 2008. Given the nature of the Group's business, the Group anticipates, in due course, a modest reduction in minimum capital requirements under Basel II.

Compliance risk

Management and the Group Compliance function are responsible for ensuring that the Group is compliant with all relevant laws and good practice guidelines in each of the jurisdictions in which the Group operates. This includes ensuring that all of the Group's personnel are aware of and take steps to comply with Group policies and procedures. Non-compliance can give rise to reputational loss, legal or regulatory sanctions or material financial loss.

Group Compliance is charged with defining and identifying regulatory and compliance risks and developing a compliance programme for the Group that includes the implementation and review of specific policies and procedures, compliance monitoring and education of Group staff on regulatory and compliance matters. This programme is risk-based and the Head of Group Compliance is responsible for ensuring appropriate coverage and co-ordination with other Group functions.

The Risk and Compliance Committee have oversight on all compliance issues.

SELECTED STATISTICAL AND OTHER INFORMATION

Introduction

The following section includes statistical and other information relating to Anglo. Given the transition to IFRS, it has not been practicable to prepare comparable information for 2005 for those sections in which only information for the six months ended March 31, 2008 and the years ended September 30, 2007 and 2006 is presented. This section includes financial data that is unaudited.

Average Balance Sheets and Interest Rates for the six months ended March 31, 2008 and the years ended September 30, 2007 and 2006

The following unaudited table sets forth average balances of Anglo's assets and liabilities for the six months ended March 31, 2008 and the years ended September 30, 2007 and 2006 and, for interest-earning assets and interest-bearing liabilities, provides the amount of interest earned or paid and the average rate or such interest for such asset or liability, as applicable. In this table and elsewhere herein, average balances are calculated using monthly balances from October 1st to March 31st or September 30th as the case may be.

	Six months ended March 31,			Year ended September 30,					
	2008			2007			2006		
	Average Balance	Interest Earned/ Paid	Average Interest Rate	Average Balance	Interest Earned/ Paid	Average Interest Rate	Average Balance	Interest Earned/ Paid	Average Interest Rate
	(€ millions, except percentages) (unaudited)								
Interest Earning Assets									
Loans and advances to banks	14,159	324	4.58%	12,959	604	4.66%	9,977	337	3.38%
Loans and advances to customers	68,959	2,680	7.77%	59,624	4,283	7.18%	41,779	2,655	6.35%
Investment securities	10,939	272	4.97%	10,374	484	4.67%	5,032	177	3.52%
Other non-interest earning assets	5,767			5,987			3,999		
Total	**99,824**	**3,276**	**6.97%**	**88,944**	**5,371**	**6.47%**	**60,787**	**3,169**	**5.58%**
Interest Bearing Liabilities									
Deposits from banks	11,922	273	4.58%	8,662	360	4.16%	9,008	307	3.41%
Customer accounts	50,642	1,312	5.18%	45,391	2,175	4.79%	30,147	1,190	3.95%
Debt securities in issue	22,860	562	4.92%	21,187	1,009	4.76%	12,117	429	3.54%
Subordinated liabilities and other capital instruments	5,149	171	6.64%	4,516	261	5.78%	3,436	174	5.06%
Other non-interest bearing liabilities	4,955			5,746			3,835		
Equity and minority interests	4,296			3,442			2,244		
Total	**99,824**	**2,318**	**5.12%**	**88,944**	**3,805**	**4.77%**	**60,787**	**2,100**	**3.84%**

	Six months ended March 31,	Year ended September 30,	
	2008	2007	2006
	(€ millions, except percentages and ratios) (unaudited)		
Net average interest earning assets	94,057	82,957	56,788
Net average interest bearing liabilities	90,573	79,756	54,708
Net interest income[1]	958	1,566	1,069
Average yield on average interest earning assets	6.97%	6.47%	5.58%
Average rate on average interest bearing liabilities	5.12%	4.77%	3.84%
Net interest spread[2]	1.85%	1.70%	1.74%
Net yield on interest earning assets[3]	2.04%	1.89%	1.88%
Return on assets[4]	1.08%	1.12%	1.08%
Return on equity[5]	26%	30%	30%
Dividend cover[6]	8.97x	6.76x	5.77x
Regulatory Core Tier 1 ratio[7]	6.0%	5.6%	5.3%

Source: Management data. Data has not been subject to any audit or review.

(1) Defined as total interest income less total interest expense.

(2) Defined as the difference between the average yield on interest earning assets and the average rate on interest bearing liabilities.

(3) Net interest income divided by total average interest-earning assets, with net interest income equalling the difference between total interest income earned and total interest expense (annualised for the six month period ended March 31, 2008). For more information on average effective interest rates, please see note 48 to Anglo's 2007 audited consolidated financial statements.

(4) Net income divided by average total assets (annualised for the six month period ended March 31, 2008).

(5) Net income divided by average equity (annualised for the six month period ended March 31, 2008).

(6) Earnings per share divided by dividends declared per share. (Note: Earnings per share for the six months ended March 31, 2008 excludes 2.7 cent (€20 million) profit on sale of Anglo Irish Bank (Suisse) S.A. and the Portuguese branch managed by that business; 2007 earnings per share excludes 3 cent (€22 million) profit on sale of Isle of Man trust business).

(7) Regulatory Core Tier 1 Capital divided by risk weighted assets. March 31, 2008 is calculated under Basel II rules. September 30, 2007 and September 30, 2006 are calculated under Basel I rules.

Note: Non-accruing loans which have not been written-off are included in calculations above.

Analysis of changes in Net Interest Income

The following unaudited table provides an analysis of changes in Anglo's net interest income attributable to changes in average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the year ended September 30, 2007 as compared to the year ended September 30, 2006. Volume and rate variances have been calculated on the movement in

the average balances and the change in the interest rates on average interest earning assets and average interest-bearing liabilities. Loan-related fees are included in interest computations.

	Year ended September 30, 2006/2007			
	Increase/(Decrease) Due to Changes in:			
	Change in Volume[1]	Change in Rate[2]	Change in Rate × Volume[3]	Total
	(€ millions) (unaudited)			
Interest income				
Loans and advances to banks	101	128	38	267
Loans and advances to customers	1,133	347	148	1,628
Investment securities	188	58	61	307
Total interest income	**1,422**	**533**	**247**	**2,202**
Interest expense				
Deposits from banks	12	(68)	3	(53)
Customer accounts	(602)	(254)	(128)	(984)
Debt securities in issue	(321)	(148)	(111)	(580)
Subordinated liabilities and other capital instruments	(55)	(25)	(8)	(88)
Total interest expense	**(966)**	**(495)**	**(244)**	**(1,705)**
Net interest income	**456**	**38**	**3**	**497**

Source: Management data. Data has not been subject to any audit or review.

(1) Change in average volume times previous average rate.

(2) Change in average rate times previous average volume.

(3) Change in average rate times change in average volume.

Note: Non-accruing loans which have not been written off are included in calculations above.

No securities included in the table above would be considered tax-exempt.

Investment Portfolio Analysis

The following unaudited table shows the book value of Anglo's treasury asset portfolio as of March 31, 2008 and September 30, 2007, 2006 and 2005. No securities listed below are considered tax exempt.

	As of March 31,		As of September 30,					
	2008		2007		2006		2005	
			(€ millions, except percentages) (unaudited)					
Government Securities								
Ireland	66	1%	64	0%	65	1%	67	1%
Other EU Governments	2,926	31%	2,144	17%	609	11%	144	3%
Other Governments	20	0%	20	0%	23	0%	—	0%
Floating Rate Notes (Financial Institutions)	3,134	33%	3,578	28%	3,037	55%	2,902	59%
Fixed Rate (Financial Institutions)	348	4%	416	3%	376	7%	427	9%
Certificates of Deposit	826	9%	3,919	30%	714	13%	602	12%
Euro Commercial Paper	—	0%	—	0%	—	0%	385	8%
Other Listed Securities	2,096	22%	2,752	22%	735	13%	412	8%
Other	14	0%	24	0%	13	0%	23	0%
Total	**9,430**	**100%**	**12,917**	**100%**	**5,572**	**100%**	**4,962**	**100%**

Source: Management data. Data has not been subject to any audit or review.

Interest income includes immaterial debt security discounts/premiums.

The following unaudited table shows the maturity dates of Anglo's treasury asset portfolio as of March 31, 2008:

Debt security type	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years	Total
		(€ millions) (unaudited)		
Government Securities				
Ireland	—	66	—	66
Other EU Governments	538	2,258	130	2,926
Other Governments	12	8	—	20
Floating Rate Notes (Financial Institutions)	831	2,169	134	3,134
Fixed Rate (Financial Institutions)	50	204	94	348
Certificates of Deposit	826	—	—	826
Listed Securities	68	606	1,422	2,096
Other	—	—	14	14
Total	**2,325**	**5,311**	**1,794**	**9,430**

Source: Management data. Data has not been subject to any audit or review.

No issuer accounted for more than ten percent of stockholders' equity.

For additional information, see note 52 to Anglo's 2007 audited consolidated financial statements.

Loans by Sector

The following unaudited table shows Anglo's loans by sector as of March 31, 2007 and September 30, 2007, 2006, 2005, 2004 and 2003.

	As of March 31,		As of September 30,									
	2008		2007		2006		2005		2004		2003	
	(€ millions, except percentages) (unaudited)											
Ireland												
Residential	7,212	*18.1%*	7,895	*21.4%*	5,029	*18.0%*	2,651	*14.0%*	1,723	*12.1%*	1,590	*15.6%*
Retail	6,981	*17.6%*	6,248	*16.9%*	4,566	*16.3%*	2,765	*14.6%*	1,850	*13.0%*	1,176	*11.5%*
Office	5,085	*12.8%*	5,018	*13.6%*	4,961	*17.8%*	3,598	*19.0%*	2,868	*20.2%*	1,992	*19.5%*
Leisure	5,351	*13.4%*	5,027	*13.6%*	4,288	*15.4%*	3,276	*17.3%*	3,019	*21.3%*	1,851	*18.1%*
Industrial	1,004	*2.5%*	628	*1.7%*	605	*2.2%*	458	*2.4%*	396	*2.8%*	312	*3.1%*
Mixed	4,534	*11.4%*	2,814	*7.6%*	2,437	*8.7%*	1,656	*8.7%*	1,034	*7.3%*	649	*6.4%*
Other Property Investment	1,964	*5.0%*	615	*1.7%*	441	*1.6%*	246	*1.3%*	165	*1.2%*	109	*1.1%*
Investment	2,746	*6.9%*	3,053	*8.3%*	2,889	*10.3%*	2,247	*11.8%*	1,186	*8.3%*	864	*8.5%*
Other	4,900	*12.3%*	5,600	*15.2%*	2,713	*9.7%*	2,062	*10.9%*	1,965	*13.8%*	1,650	*16.2%*
	39,777	***100.0%***	**36,898**	***100.0%***	**27,929**	***100.0%***	**18,959**	***100.0%***	**14,206**	***100.0%***	**10,193**	***100.0%***
Non Ireland												
Residential	4,128	*14.4%*	3,743	*12.7%*	2,899	*13.5%*	2,089	*13.9%*	1,072	*10.9%*	887	*12.1%*
Retail	5,828	*20.5%*	5,675	*19.3%*	4,028	*18.8%*	2,363	*15.8%*	1,261	*12.9%*	1,378	*18.7%*
Office	5,973	*21.0%*	4,923	*16.8%*	3,816	*17.8%*	3,702	*24.7%*	3,335	*34.0%*	2,133	*29.0%*
Leisure	5,601	*19.7%*	5,948	*20.3%*	4,767	*22.2%*	3,392	*22.6%*	1,633	*16.6%*	1,190	*16.2%*
Industrial	1,504	*5.3%*	1,448	*4.9%*	1,342	*6.2%*	873	*5.8%*	641	*6.5%*	429	*5.8%*
Mixed	3,131	*11.0%*	3,933	*13.4%*	2,961	*13.8%*	1,564	*10.5%*	1,290	*13.2%*	776	*10.6%*
Other Property Investment	648	*2.3%*	496	*1.7%*	373	*1.7%*	117	*0.8%*	58	*0.6%*	54	*0.7%*
Investment	109	*0.4%*	76	*0.3%*	25	*0.1%*	16	*0.1%*	11	*0.1%*	2	*0.0%*
Other	1,546	*5.4%*	3,104	*10.6%*	1,272	*5.9%*	864	*5.8%*	506	*5.2%*	507	*6.9%*
	28,468	***100.0%***	**29,346**	***100.0%***	**21,483**	***100.0%***	**14,980**	***100.0%***	**9,807**	***100.0%***	**7,356**	***100.0%***
Group												
Residential	11,340	*16.6%*	11,638	*17.6%*	7,928	*16.0%*	4,740	*14.0%*	2,795	*11.6%*	2,477	*14.1%*
Retail	12,809	*18.8%*	11,923	*18.0%*	8,594	*17.4%*	5,128	*15.1%*	3,111	*13.0%*	2,554	*14.6%*
Office	11,058	*16.2%*	9,941	*15.0%*	8,777	*17.8%*	7,300	*21.5%*	6,203	*25.8%*	4,125	*23.5%*
Leisure	10,952	*16.0%*	10,975	*16.6%*	9,055	*18.3%*	6,668	*19.6%*	4,652	*19.4%*	3,041	*17.4%*
Industrial	2,508	*3.7%*	2,076	*3.1%*	1,947	*3.9%*	1,331	*3.9%*	1,037	*4.3%*	741	*4.2%*
Mixed	7,665	*11.2%*	6,747	*10.2%*	5,398	*10.9%*	3,220	*9.5%*	2,324	*9.7%*	1,425	*8.1%*
Other Property Investment	2,612	*3.8%*	1,111	*1.7%*	814	*1.7%*	363	*1.1%*	223	*0.9%*	163	*0.9%*
Investment	2,855	*4.2%*	3,129	*4.7%*	2,914	*5.9%*	2,263	*6.7%*	1,197	*5.0%*	866	*4.9%*
Other	6,446	*9.5%*	8,704	*13.1%*	3,985	*8.1%*	2,926	*8.6%*	2,471	*10.3%*	2,157	*12.3%*
Total	**68,245**	***100.0%***	**66,244**	***100.0%***	**49,412**	***100.0%***	**33,939**	***100.0%***	**24,013**	***100.0%***	**17,549**	***100.0%***

Source: Management data. Data has not been subject to any audit or review.

The information in the table above has been prepared on an IFRS basis from 2005 onwards.

Total loans and advances above are before provision (March 31, 2008: €273 million; September 30, 2007: €295 million).

Anglo's loan portfolio (including loans to policyholders of €1,127 million) as of September 30, 2007 had the following maturities and profile by sector.

	Total	Demand	Less than 3 months	3 months or over but less than 1 year	1 year or over but less than 5 years	5 years or over
			(€ millions)			
Residential	**11,613**	658	4,412	2,700	3,106	737
Retail	**12,495**	198	1,827	2,071	5,546	2,853
Office	**10,194**	245	1,179	1,948	4,190	2,632
Leisure	**10,947**	344	1,134	1,816	5,489	2,164
Industrial	**2,073**	95	346	601	808	223
Mixed	**6,744**	372	1,232	1,354	2,928	858
Other Property Investment	**1,105**	60	231	397	292	125
Investment	**3,245**	108	611	1,594	529	403
Other	**8,660**	175	1,342	1,977	3,047	2,119
Total loans	**67,076**	**2,255**	**12,314**	**14,458**	**25,935**	**12,114**

Source: Management data. Data has not been subject to any audit or review.

Total lending above is after provision.

Anglo had no material interest bearing assets not described as loans above.

Foreign Outstandings

As of March 31, 2008 and September 30, 2007, 2006 and 2005, Anglo had aggregate outstandings in excess of 1% of total assets lent to borrowers in respect of assets located in each of the following countries other than Ireland.

	As of March 31,		As of September 30,					
	2008	%	2007	%	2006	%	2005	%
			(€ millions, except percentages)					
Location of Assets								
United Kingdom	25,023	37%	26,638	40%	22,100	45%	16,178	48%
United States	8,748	13%	8,311	13%	4,520	9%	2,754	8%
Germany	1,402	2%	1,189	2%	687	1%	240	1%
Czech Republic	843	1%	714	1%	562	1%	393	1%
	36,016	*53%*	**36,852**	*56%*	**27,869**	*56%*	**19,565**	*58%*
Loan Book	**68,245**		**66,244**		**49,412**		**33,939**	

Source: Management data. Data has not been subject to any audit or review.

Loan Portfolio Analysis

The structure and quality of Anglo's loan portfolio as of March 31, 2007 and September 30, 2007, 2006, 2005, 2004 and 2003 is presented in the table below.

	Gross Loans	Standard	Impaired Loans
		(€ millions)	
2003			
Residential	2,477	2,461	16
Retail	2,554	2,549	5
Office	4,125	4,086	39
Leisure	3,041	3,015	26
Industrial	741	736	5
Mixed	1,425	1,425	—
Other Property Investment	163	158	5
Investment	866	862	4
Other	2,157	2,128	29
Total	**17,549**	**17,420**	**129**
2004			
Residential	2,795	2,769	26
Retail	3,111	3,103	8
Office	6,203	6,162	41
Leisure	4,652	4,632	20
Industrial	1,037	1,037	—
Mixed	2,324	2,324	—
Other Property Investment	223	209	14
Investment	1,197	1,188	9
Other	2,471	2,441	30
Total	**24,013**	**23,865**	**148**
2005			
Residential	4,740	4,709	31
Retail	5,128	5,118	10
Office	7,300	7,240	60
Leisure	6,668	6,628	40
Industrial	1,331	1,330	1
Mixed	3,220	3,220	—
Other Property Investment	363	341	22
Investment	2,263	2,249	14
Other	2,926	2,887	39
Total	**33,939**	**33,722**	**217**

	Gross Loans	Standard	Impaired Loans
		(€ millions)	
2006			
Residential	7,928	7,820	108
Retail	8,594	8,578	16
Office	8,777	8,753	24
Leisure	9,055	9,014	41
Industrial	1,947	1,941	6
Mixed	5,398	5,398	—
Other Property Investment	814	800	14
Investment	2,914	2,889	25
Other	3,985	3,956	29
Total	**49,412**	**49,149**	**263**
2007			
Residential	11,638	11,514	124
Retail	11,923	11,922	1
Office	9,941	9,939	2
Leisure	10,975	10,924	51
Industrial	2,076	2,054	22
Mixed	6,747	6,747	—
Other Property Investment	1,111	1,109	2
Investment	3,129	3,118	11
Other	8,704	8,582	122
Total	**66,244**	**65,909**	**335**
March 31, 2008			
Residential	11,340	11,197	143
Retail	12,809	12,768	41
Office	11,058	11,057	1
Leisure	10,952	10,902	50
Industrial	2,508	2,488	20
Mixed	7,665	7,665	—
Other Property Investment	2,612	2,611	1
Investment	2,855	2,817	38
Other	6,446	6,382	64
Total	**68,245**	**67,887**	**358**

The information in the table above has been prepared on an IFRS basis from 2005 onwards.

Specific Provision Summary by Location and Sector

As of March 31, 2008 and September 30, 2007, 2006, 2005, 2004 and 2003, Anglo had the following provisions.

	As of March 31,		As of September 30,									
	2008		2007		2006		2005		2004		2003	
	(€ millions, except percentages)											
Ireland[1]												
Residential	18.5	*22.3%*	17.0	*16.4%*	24.0	*22.3%*	8.5	*13.3%*	3.8	*7.5%*	5.2	*12.2%*
Retail	9.5	*11.5%*	1.9	*1.8%*	2.6	*2.4%*	0.8	*1.3%*	0.8	*1.6%*	1.0	*2.3%*
Office	7.1	*8.6%*	6.9	*6.6%*	31.4	*29.3%*	24.9	*39.0%*	24.1	*47.4%*	15.2	*35.5%*
Leisure	2.5	*3.0%*	11.5	*11.1%*	16.5	*15.4%*	8.7	*13.6%*	4.9	*9.6%*	8.1	*18.9%*
Industrial	2.2	*2.7%*	0.4	*0.4%*	1.3	*1.2%*	0.3	*0.5%*	—	*0.0%*	—	*0.0%*
Mixed	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*
Other Property Investment	—	*0.0%*	—	*0.0%*	2.7	*2.5%*	1.8	*2.8%*	0.2	*0.4%*	0.1	*0.2%*
Investment	19.9	*24.1%*	7.6	*7.3%*	7.7	*7.2%*	3.9	*6.1%*	3.0	*5.9%*	3.2	*7.5%*
Other	22.9	*27.8%*	58.5	*56.4%*	21.2	*19.7%*	14.9	*23.4%*	14.0	*27.6%*	10.0	*23.4%*
	82.6	***100.0%***	**103.8**	***100.0%***	**107.4**	***100.0%***	**63.8**	***100.0%***	**50.8**	***100.0%***	**42.8**	***100.0%***
Non Ireland[1]												
Residential	20.9	*45.3%*	15.3	*40.5%*	19.6	*54.5%*	3.2	*24.2%*	2.0	*28.6%*	4.0	*56.3%*
Retail	2.8	*6.1%*	—	*0.0%*	5.9	*16.4%*	3.9	*29.6%*	3.6	*51.4%*	0.5	*7.1%*
Office	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*
Leisure	3.2	*6.9%*	0.5	*1.3%*	0.6	*1.7%*	0.4	*3.0%*	—	*0.0%*	—	*0.0%*
Industrial	3.1	*6.8%*	1.4	*3.7%*	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*
Mixed	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*
Other Property Investment	0.5	*1.1%*	1.0	*2.6%*	1.6	*4.4%*	1.0	*7.6%*	1.4	*20.0%*	2.2	*31.0%*
Investment	—	*0.0%*	—	*0.0%*	6.2	*17.2%*	3.7	*28.0%*	—	*0.0%*	0.4	*5.6%*
Other	15.6	*33.8%*	19.6	*51.9%*	2.1	*5.8%*	1.0	*7.6%*	—	*0.0%*	—	*0.0%*
	46.1	***100.0%***	**37.8**	***100.0%***	**36.0**	***100.0%***	**13.2**	***100.0%***	**7.0**	***100.0%***	**7.1**	***100.0%***
Group												
Residential	39.4	*30.6%*	32.3	*22.8%*	43.6	*30.5%*	11.7	*15.2%*	5.8	*10.0%*	9.2	*18.5%*
Retail	12.3	*9.5%*	1.9	*1.3%*	8.5	*5.9%*	4.7	*6.1%*	4.4	*7.6%*	1.5	*3.0%*
Office	7.1	*5.5%*	6.9	*4.9%*	31.4	*21.9%*	24.9	*32.3%*	24.1	*41.7%*	15.2	*30.5%*
Leisure	5.7	*4.4%*	12.0	*8.5%*	17.1	*11.9%*	9.1	*11.8%*	4.9	*8.5%*	8.1	*16.2%*
Industrial	5.3	*4.1%*	1.8	*1.3%*	1.3	*0.9%*	0.3	*0.4%*	—	*0.0%*	—	*0.0%*
Mixed	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*	—	*0.0%*
Other Property Investment	0.5	*0.4%*	1.0	*0.7%*	4.3	*3.0%*	2.8	*3.6%*	1.6	*2.8%*	2.3	*4.6%*
Investment	19.9	*15.5%*	7.6	*5.4%*	13.9	*9.8%*	7.6	*9.9%*	3.0	*5.2%*	3.6	*7.2%*
Other	38.5	*30.0%*	78.1	*55.1%*	23.3	*16.1%*	15.9	*20.7%*	14.0	*24.2%*	10.0	*20.0%*
	128.7	***100.0%***	**141.6**	***100.0%***	**143.4**	***100.0%***	**77.0**	***100.0%***	**57.8**	***100.0%***	**49.9**	***100.0%***

(1) Based on where loan is drawn.

The information in the table above has been prepared on an IFRS basis from 2006 onwards.

Impairment provisions are determined in accordance with IAS 39, which is consistent with applicable rules of the Irish Financial Regulator.

As of March 31, 2008, impaired loans stood at €358 million (0.52% of the total loan book).

Provision Movement Summary/Summary of Loan Loss Experience

	Total	Residential	Retail	Office	Leisure	Industrial	Mixed	Other Property	Investment	Other
					(€ millions)					
2003 Ireland										
Opening Position	**40.0**	4.3	1.6	—	8.8	—	—	0.6	4.0	20.7
Exchange movement	**(1.2)**	—	—	—	—	—	—	—	—	(1.2)
Charge—Specific	**10.6**	0.9	(0.6)	15.2	0.6	—	—	(0.5)	0.2	(5.2)
Write Off	**(6.8)**	—	—	—	(1.3)	—	—	—	(1.0)	(4.5)
Recovery	**0.2**	—	—	—	—	—	—	—	—	0.2
Closing Position	**42.8**	**5.2**	**1.0**	**15.2**	**8.1**	—	—	**0.1**	**3.2**	**10.0**
2003 Non Ireland										
Opening Position	**22.1**	3.7	0.5	6.1	0.4	5.0	—	5.0	0.5	0.9
Exchange movement	**(3.2)**	—	—	—	—	—	—	—	—	(3.2)
Charge—Specific	**(0.5)**	9.9	—	(6.1)	(0.4)	(5.0)	—	(2.8)	(0.1)	4.0
Write Off	**(11.3)**	(9.6)	—	—	—	—	—	—	—	(1.7)
Recovery	—	—	—	—	—	—	—	—	—	—
Closing Position	**7.1**	**4.0**	**0.5**	—	—	—	—	**2.2**	**0.4**	—
2003 Group										
Opening Position	**62.1**	8.0	2.1	6.1	9.2	5.0	—	5.6	4.5	21.6
Exchange movement	**(4.4)**	—	—	—	—	—	—	—	—	(4.4)
Charge—Specific	**10.1**	10.8	(0.6)	9.1	0.2	(5.0)	—	(3.3)	0.1	(1.2)
Write Off	**(18.1)**	(9.6)	—	—	(1.3)	—	—	—	(1.0)	(6.2)
Recovery	**0.2**	—	—	—	—	—	—	—	—	0.2
Closing Position	**49.9**	**9.2**	**1.5**	**15.2**	**8.1**	—	—	**2.3**	**3.6**	**10.0**
Ratio of net write offs to average loans outstanding	**0.11%**									
2004 Ireland										
Opening Position	**42.8**	5.1	1.0	15.2	8.1	—	—	0.1	3.2	10.1
Exchange movement	**0.4**	—	—	—	—	—	—	—	—	0.4
Charge—Specific	**17.4**	(0.5)	(0.1)	8.9	0.9	—	—	0.2	—	8.0
Write Off	**(10.2)**	(0.8)	(0.1)	—	(4.1)	—	—	(0.1)	(0.2)	(4.9)
Recovery	**0.4**	—	—	—	—	—	—	—	—	0.4
Closing Position	**50.8**	**3.8**	**0.8**	**24.1**	**4.9**	—	—	**0.2**	**3.0**	**14.0**
2004 Non Ireland										
Opening Position	**7.1**	4.0	0.5	—	—	—	—	2.2	0.4	—
Exchange movement	**0.1**	—	—	—	—	—	—	—	—	0.1
Charge—Specific	**1.7**	(2.0)	3.1	—	—	(0.1)	—	(0.2)	(0.1)	1.0
Write Off	**(2.1)**	—	—	—	—	—	—	(0.6)	(0.3)	(1.2)
Recovery	**0.2**	—	—	—	—	0.1	—	—	—	0.1
Closing Position	**7.0**	**2.0**	**3.6**	—	—	—	—	**1.4**	—	—
2004 Group										
Opening Position	**49.9**	9.1	1.5	15.2	8.1	—	—	2.3	3.6	10.1
Exchange movement	**0.5**	—	—	—	—	—	—	—	—	0.5
Charge—Specific	**19.1**	(2.5)	3.0	8.9	0.9	(0.1)	—	—	(0.1)	9.0
Write Off	**(12.3)**	(0.8)	(0.1)	—	(4.1)	—	—	(0.7)	(0.5)	(6.1)
Recovery	**0.6**	—	—	—	—	0.1	—	—	—	0.5
Closing Position	**57.8**	**5.8**	**4.4**	**24.1**	**4.9**	—	—	**1.6**	**3.0**	**14.0**
Ratio of net write offs to average loans outstanding	**0.06%**									

	Total	Residential	Retail	Office	Leisure	Industrial	Mixed	Other Property	Investment	Other
					(€ millions)					
2005 Ireland										
Opening Position	**50.8**	3.8	0.8	24.1	4.9	—	—	0.2	3.0	14.0
Exchange movement	**—**	—	—	—	—	—	—	—	—	—
Charge—Specific	**22.8**	5.7	—	0.8	4.5	0.3	—	1.6	1.1	8.8
Write Off	**(11.8)**	(1.0)	—	—	(0.7)	—	—	—	(0.2)	(9.9)
Recovery	**2.0**	—	—	—	—	—	—	—	—	2.0
Closing Position	**63.8**	**8.5**	**0.8**	**24.9**	**8.7**	**0.3**	—	**1.8**	**3.9**	**14.9**
2005 Non Ireland										
Opening Position	**7.0**	2.0	3.6	—	—	—	—	1.4	—	—
Exchange movement	**—**	—	—	—	—	—	—	—	—	—
Charge—Specific	**6.6**	1.2	0.3	—	0.4	—	—	0.4	3.7	0.6
Write Off	**(0.8)**	—	—	—	—	—	—	(0.7)	—	(0.1)
Recovery	**0.4**	—	—	—	—	—	—	(0.1)	—	0.5
Closing Position	**13.2**	**3.2**	**3.9**	**—**	**0.4**	—	—	**1.0**	**3.7**	**1.0**
2005 Group										
Opening Position	**57.8**	5.8	4.4	24.1	4.9	—	—	1.6	3.0	14.0
Exchange movement	**—**	—	—	—	—	—	—	—	—	—
Charge—Specific	**29.4**	6.9	0.3	0.8	4.9	0.3	—	2.0	4.8	9.4
Write Off	**(12.6)**	(1.0)	—	—	(0.7)	—	—	(0.7)	(0.2)	(10.0)
Recovery	**2.4**	—	—	—	—	—	—	(0.1)	—	2.5
Closing Position	**77.0**	**11.7**	**4.7**	**24.9**	**9.1**	**0.3**	—	**2.8**	**7.6**	**15.9**
Ratio of net write offs to average loans outstanding	**0.05%**									
2006 Ireland										
Opening Position	**63.8**	8.5	0.8	24.9	8.7	0.3	—	1.8	3.9	14.9
IAS Adjustment	**38.1**	2.6	1.7	11.2	9.7	—	—	0.7	2.9	9.3
Exchange movement	**(0.2)**	—	—	—	—	—	—	—	—	(0.2)
Charge—Specific	**17.2**	13.2	0.4	(4.7)	0.1	1.0	—	0.2	2.8	4.2
Write Off	**(11.8)**	(0.3)	(0.3)	—	(2.0)	—	—	—	(1.9)	(7.3)
Recovery	**0.3**	—	—	—	—	—	—	—	—	0.3
Closing Position	**107.4**	**24.0**	**2.6**	**31.4**	**16.5**	**1.3**	—	**2.7**	**7.7**	**21.2**
2006 Non Ireland										
Opening Position	**13.2**	3.2	3.9	—	0.4	—	—	1.0	3.7	1.0
IAS Adjustment	**4.2**	2.1	0.7	—	—	—	—	0.6	0.1	0.7
Exchange movement	**(0.2)**	—	—	—	—	—	—	—	—	(0.2)
Charge—Specific	**19.1**	14.2	1.5	—	0.2	—	—	—	1.6	1.6
Write Off	**(1.2)**	—	(0.2)	—	—	—	—	—	—	(1.0)
Recovery	**0.9**	0.1	—	—	—	—	—	—	0.8	—
Closing Position	**36.0**	**19.6**	**5.9**	—	**0.6**	—	—	**1.6**	**6.2**	**2.1**

	Total	Residential	Retail	Office	Leisure	Industrial	Mixed	Other Property	Investment	Other
					(€ millions)					
2006 Group										
Opening Position	**77.0**	11.7	4.7	24.9	9.1	0.3	—	2.8	7.6	15.9
IAS Adjustment	**42.3**	4.7	2.4	11.2	9.7	—	—	1.3	3.0	10.0
Exchange movement	**(0.4)**	—	—	—	—	—	—	—	—	(0.4)
Charge—Specific	**36.3**	27.4	1.9	(4.7)	0.3	1.0	—	0.2	4.4	5.8
Write Off	**(13.0)**	(0.3)	(0.5)	—	(2.0)	—	—	—	(1.9)	(8.3)
Recovery	**1.2**	0.1	—	—	—	—	—	—	0.8	0.3
Closing Position	**143.4**	**43.6**	**8.5**	**31.4**	**17.1**	**1.3**	—	**4.3**	**13.9**	**23.3**
Ratio of net write offs to average loans outstanding	**0.03%**									
2007 Ireland										
Opening Position	**107.3**	24.1	2.6	31.4	16.5	1.3	—	2.7	7.8	20.9
Exchange movement	**(1.5)**	—	—	—	—	—	—	—	—	(1.5)
Charge—Specific	**17.2**	(2.8)	(0.7)	(17.3)	(3.2)	(0.6)	—	(2.7)	(0.1)	44.6
Other	**(3.7)**	(1.2)	—	(0.1)	(1.8)	(0.3)	—	—	—	(0.3)
Write Off	**(15.7)**	(3.1)	—	(7.1)	—	—	—	—	(0.1)	(5.4)
Recovery	**0.2**	—	—	—	—	—	—	—	—	0.2
Closing Position	**103.8**	**17.0**	**1.9**	**6.9**	**11.5**	**0.4**	—	—	**7.6**	**58.5**
2007 Non Ireland										
Opening Position	**36.1**	19.6	5.9	—	0.6	—	—	1.6	6.2	2.2
Exchange movement	**(2.0)**	—	—	—	—	—	—	—	—	(2.0)
Charge—Specific	**34.1**	3.6	(5.4)	(0.8)	—	1.4	—	(0.6)	13.6	22.3
Other	**(2.9)**	(2.8)	—	—	(0.1)	—	—	—	—	—
Write Off	**(28.4)**	(5.1)	(0.5)	—	—	—	—	—	(19.8)	(3.0)
Recovery	**0.9**	—	—	0.8	—	—	—	—	—	0.1
Closing Position	**37.8**	**15.3**	—	—	**0.5**	**1.4**	—	**1.0**	—	**19.6**
2007 Group										
Opening Position	**143.4**	43.7	8.5	31.4	17.1	1.3	—	4.3	14.0	23.1
Exchange movement	**(3.5)**	—	—	—	—	—	—	—	—	(3.5)
Charge—Specific	**51.3**	0.8	(6.1)	(18.1)	(3.2)	0.8	—	(3.3)	13.5	66.9
Other	**(6.6)**	(4.0)	—	(0.1)	(1.9)	(0.3)	—	—	—	(0.3)
Write Off	**(44.1)**	(8.2)	(0.5)	(7.1)	—	—	—	—	(19.9)	(8.4)
Recovery	**1.1**	—	—	0.8	—	—	—	—	—	0.3
Closing Position	**141.6**	**32.3**	**1.9**	**6.9**	**12.0**	**1.8**	—	**1.0**	**7.6**	**78.1**
Ratio of net write offs to average loans outstanding	**0.08%**									
March 31, 2008 Ireland										
Opening Position	**103.8**	17.0	1.9	6.9	11.5	0.4	—	—	7.6	58.5
Exchange movement	**(7.4)**	(0.3)	(0.1)	(0.1)	(0.1)	—	—	—	(0.2)	(6.6)
Charge—Specific	**19.5**	2.0	9.1	0.3	(4.7)	2.0	—	1.2	13.3	(3.7)
Other	**(1.4)**	(0.2)	—	—	(0.1)	(0.2)	—	—	(0.8)	(0.1)
Write Off	**(31.9)**	—	(1.4)	—	(4.1)	—	—	(1.2)	—	(25.2)
Recovery	—	—	—	—	—	—	—	—	—	—
Closing Position	**82.6**	**18.5**	**9.5**	**7.1**	**2.5**	**2.2**	—	—	**19.9**	**22.9**

	Total	Residential	Retail	Office	Leisure	Industrial	Mixed	Other Property	Investment	Other
					(€ millions)					
March 31, 2008 Non Ireland										
Opening Position	**37.8**	15.3	—	—	0.5	1.4	—	1.0	—	19.6
Exchange movement	**(4.2)**	(1.9)	(0.1)	—	(0.2)	(0.2)	—	(0.1)	—	(1.7)
Charge—Specific	**13.4**	7.5	2.9	—	3.1	1.9	—	0.3	—	(2.3)
Other	**(0.2)**	—	—	—	—	—	—	—	—	(0.2)
Write Off	**(0.9)**	—	—	—	(0.2)	—	—	(0.7)	—	—
Recovery	**0.2**	—	—	—	—	—	—	—	—	0.2
Closing Position	**46.1**	**20.9**	**2.8**	**—**	**3.2**	**3.1**	**—**	**0.5**	**—**	**15.6**
March 31, 2008 Group										
Opening Position	**141.6**	32.3	1.9	6.9	12.0	1.8	—	1.0	7.6	78.1
Exchange movement	**(11.6)**	(2.2)	(0.2)	(0.1)	(0.3)	(0.2)	—	(0.1)	(0.2)	(8.3)
Charge—Specific	**32.9**	9.5	12.0	0.3	(1.6)	3.9	—	1.5	13.3	(6.0)
Other	**(1.6)**	(0.2)	—	—	(0.1)	(0.2)	—	—	(0.8)	(0.3)
Write Off	**(32.8)**	—	(1.4)	—	(4.3)	—	—	(1.9)	—	(25.2)
Recovery	**0.2**	—	—	—	—	—	—	—	—	0.2
Closing Position	**128.7**	**39.4**	**12.3**	**7.1**	**5.7**	**5.3**	**—**	**0.5**	**19.9**	**38.5**
Ratio of annualised net write offs to average loans outstanding	**0.10%**									

Source: Management data. Data has not been subject to any audit or review.

Amounts do not include accrued and future interest.

A loan is put on the "Watch List" when management feels that the loan requires increased focus. Such loans would include those where, for example, management information is not forthcoming or is out of date; it is evident that either the borrower, management or business partners have serious disagreements; or it is believed that a borrower is under stress but payments are continuing. A deterioration in collateral values would also lead to a loan being included on the Watch List.

The objective of putting a loan on the "Watch List" is to drive lender/borrower behaviour to achieve an improvement in the Bank's risk position. Loans added to the Watch List are actively monitored and managed by Anglo. Depending on the circumstances, this may involve obtaining additional professional opinions and additional visits to the property causing concern. The preferred option may include encouraging the borrower to refinance, accepting an offer already received or amending the direction of a project.

The Watch List has proven to be very successful as an "early warning system" of potential asset quality problems. The classification of "Watch Case" is taken very seriously by the Lending division, with the result that the additional focus and pressure exerted on the borrower generally ensures no further deterioration of the loan, often with a consequent upgrade of the loan to the general loan book.

Loans are categorised as "Impaired" when there is objective evidence of impairment. This approach complies with both the Financial Regulator and IAS 39 guidelines. Accordingly, an impaired loan may arise where there is observable data about the following loss events:

- Significant financial difficulty of the borrower;
- A breach of contract, such as a default or delinquency in interest, principal payments or covenants;
- The granting to the borrower of a concession, for economic or legal reasons relating to the borrower's financial difficulty, that Anglo would not otherwise consider;

- It becoming probable that the borrower will enter bankruptcy or other financial reorganization;
- The disappearance of an active market for that financial asset because of financial difficulties; or
- Observable data indicating that there is a measurable decrease in the estimated future cash flows since the initial recognition of those assets, although the decrease cannot yet be identified within the individual financial assets in Anglo, including:
  - (i) Adverse changes in the payment status of borrowers (e.g. an increased number of delayed payments); or
  - (ii) National or local economic conditions that correlate with defaults on the assets in the group (e.g. adverse changes in industry conditions that affect the borrowers).

For the six months ended March 31, 2008, the gross interest income that would have been recognised if all non-performing loans had been operating in accordance with their original terms would have been €6 million. The amount of gross interest actually recognised on these loans was €2 million.

For the year ended September 30, 2007, the gross interest income that would have been recognised if all non-performing loans had been operating in accordance with their original terms would have been €15 million. The amount of gross interest actually recognised on these loans was €7 million.

For the year ended September 30, 2006, the gross interest income that would have been recognised if all non-performing loans had been operating in accordance with their original terms would have been €11 million. The amount of gross interest actually recognised on these loans was €6 million.

Deposits Analysis

The following table sets forth Anglo's distribution of deposits at March 31, 2008, September 30, 2007, 2006 and 2005.

	As of March 31,		As of September 30,					
	2008	%	2007	%	2006	%	2005	%
			(€ millions, except percentages) (unaudited)					
Ireland Non-Retail	9,591	17%	8,070	15%	6,644	18%	4,811	19%
Ireland Retail	7,403	14%	7,952	15%	5,985	16%	4,404	18%
UK Non-Retail	14,535	27%	16,408	31%	13,197	36%	9,664	39%
UK Retail	9,206	17%	8,321	16%	3,203	9%	1,050	4%
Jersey	609	1%	535	1%	535	1%	535	2%
Mainland Europe	7,265	13%	5,139	10%	3,281	9%	1,985	8%
Isle of Man	5,481	10%	6,261	12%	4,013	11%	2,615	10%
USA	446	1%	—	—	—	—	—	—
	54,536	**100%**	**52,686**	**100%**	**36,858**	**100%**	**25,064**	**100%**

Source: Management data. Data has not been subject to any audit or review.

As of March 31, 2008, Anglo had outstanding time certificates of deposit in amounts of €100,000 or more issued by Irish offices of €1.9 billion. As of March 31, 2008, Anglo had outstanding time certificates of deposit in amounts of €100,000 or more issued by non-Irish offices of €0.7 billion.

Short Term Funding Analysis

The following table sets forth data regarding Anglo's French CP, ECP, USCP programmes and outstanding London certificates of deposit. As of March 31, 2008, Anglo had interbank drawings of €6.7 billion and net lending to the repo market of €0.4 billion.

	As of and for the six months ended March 31,	As of and for the year ended September 30,		
	2008	2007	2006	2005
	(€ millions)			
Short Term Funding programmes*				
Aggregate amount outstanding at end of period	8,425	7,095	5,206	3,583
Maximum month-end amount outstanding during period	8,425	8,957	5,206	3,599
Average amounts outstanding	7,786	7,322	4,333	2,666

* Includes commercial paper (French CP, ECP, USCP) and London certificates of deposit. Excludes interbank and repo funding.

SUPERVISION AND REGULATION

Anglo is subject to substantial regulation in all of the jurisdictions in which it operates. Like most businesses, it is subject to companies (corporate) legislation. Similar to other financial institutions, it is subject to money laundering, insider dealing, market manipulation and market abuse regulation. Since the substantial majority of Anglo's business is within the European Union, EU legislation, including that relating to financial services and the provision of investment services or investment activities (e.g., the Markets in Financial Instruments Directive) and data protection, as implemented by the applicable local laws, regulates the conduct of much of Anglo's business. Anglo has shares listed on both the Irish and London stock exchanges, and is therefore also subject to the rules and practices of companies listed on those exchanges with respect to matters such as corporate governance and disclosure. Regulatory compliance requires substantial resources.

This section summarizes the most important regulations affecting Anglo's business but does not constitute a comprehensive description of all the applicable requirements. In addition no assurance can be given that changes will not be made to the regulatory regime and developments described below. Any such changes or developments may have a material adverse effect on Anglo's business.

Banking Regulatory Framework for Irish Banks

The principal legislation governing the regulation and control of the Irish banking system is the Central Bank Act 1971, as amended. The Central Bank Act of 1971 gave the CBOI similar powers to those of other banking-supervisory authorities in Europe. The 1989 and 1997 Acts further strengthened the CBOI's powers in relation to the supervision of banks and other related activities and the 1998 Act introduced provisions to allow the Central Bank membership of the European Systems of Central Banks. The various Central Bank Acts were supplemented by the Central Bank and Financial Services Authority of Ireland Act 2003 and 2004 under which the Financial Regulator became the licensing and controlling authority for all financial institutions in Ireland.

The relevant legislation contains extensive provisions relating to, inter alia, the granting and revocation of licences with the consent of the Minister of Finance, the obtaining of information from credit institutions, the undertaking of on-site inspections, and supervision generally of the activities of credit institutions. As many of the provisions are of a discretionary nature, the Financial Regulator has set down requirements and standards which it uses to guide it in the assessment of applications for licences and in the supervision of the business carried on by credit institutions. These requirements were last revised and updated in April 1998.

Ownership

The Financial Regulator operates strict criteria in relation to the ownership of licensed banks. In general, the Financial Regulator stipulates that the ownership of banks be vested in one or more banks or other financial institutions of standing or, alternatively, that there be a wide spread of ownership. The Central Bank Act of 1989 gives the Financial Regulator extensive legal powers to limit the acquisition of shares in a bank in excess of 10% of share capital.

Capital Adequacy

The capital adequacy measures included in the European Union Own Funds and Solvency Ratio Directives were adopted in 1991. Specifically, a capital adequacy ratio based on the relationship of capital to weighted risk assets of at least 8% is stipulated for each licensed bank.

The Financial Regulator has specified a minimum capital adequacy being the ratio of total capital to risk weighted assets. Total capital is defined as the sum of (i) Tier 1 capital plus Tier 2 capital less certain deductions in respect of items such as goodwill and shortfalls in the market value of

investments and (ii) with the prior approval of the Financial Regulator, Tier 3 capital. Tier 1 capital comprises mainly share capital and reserves, Tier 2 capital comprises mainly debt instruments of a capital nature, including subordinated debt having a maturity of at least five years. Tier 3 capital is intended to cover risks associated with the relevant bank's trading book and foreign exchange and commodity risks only and is comprised of subordinated debt having a maturity of at least two years and certain net trading book profits. The risk assets are given weightings according to perceived risk; for example, residential mortgages are weighted at 50% whereas most loans and advances are weighted at 100%.

Risk Assets

A licensed bank must maintain a diversified portfolio of risk assets, and there are limits on the maximum exposure permissible in any one economic sector or to any one borrower, or to what is considered by the Financial Regulator to be an associated group of borrowers.

Liquidity

A holder of a licence must observe such minimum prudential liquidity ratios as are determined by the Financial Regulator from time to time. As of July 1, 2007, the Financial Regulator changed the methodology by which it sets minimum liquidity requirements for the Irish banking industry, changing from the old liquid stock approach to a more modern "cash flow mismatch" approach. The holder of the licence must, in particular, establish appropriate policies with regard to the management of its liquidity and ensure that adequate internal systems are created to monitor and control maturity mismatches between a bank's assets and liabilities, to the satisfaction of the Financial Regulator.

Inspections

The Central Bank Act 1971 gave explicit power to the CBOI to conduct on-site inspections of banks. Such on-site inspections of all banks have been routinely and frequently conducted by the CBOI since 1971 and from May 1, 2003 have been undertaken by the Financial Regulator.

Other Controls

The Financial Regulator requires that banks have in place sufficient management and internal controls:

(i) to provide for ongoing control and monitoring of foreign exchange operations;

(ii) to assess and control all off-balance sheet activities; and

(iii) to determine and assess on an ongoing basis the degree of interest rate risk to which a bank is exposed.

Connected Assets

Guidelines set out limits on the extent to which risk assets can be employed in non-financial businesses in which a licence holder has a major interest. Beneficial ownership of 10% or more of the equity of a business, together with membership of the Board, is considered by the Financial Regulator to be a major interest. The guidelines also specify limits on the extent to which risk assets can be employed with any one of the bank's directors or significant shareholders, including, in either case, funds employed with businesses in which the director or significant shareholder has a major interest.

Deposit Protection Scheme

The European Communities (Deposit Guarantee Schemes) Regulations, 1995, as amended, set out the terms and conditions governing deposit protection in Ireland. The Irish deposit protection scheme is funded by credit institutions authorised by the Financial Regulator. The funding for the scheme is based on a contribution by licence holders to a deposit protection account maintained at the CBOI at the rate of 0.2% of the total deposits (excluding interbank deposits and negotiable certificates of deposit) of any currency held by the licence holder at its branches in the European Union.

The scheme guarantees payments in respect of 90% of the aggregate deposits from a depositor (subject to a maximum payment of €20,000) in the event of a bank failure. A further additional feature of the scheme is that the regulator may, at its discretion and to such extent as it may deem proper, charge on the deposit protection account any payment which, in its opinion, was applied to promote the orderly and proper regulation of banking. In other words, the regulator has the power to use the funds of the deposit protection account to rescue a bank if it considers it to be desirable to do so.

Consumer protection

The legislation governing consumer protection in Ireland is heavily influenced by European directives that are required to be implemented in member states through national legislation. Consumers are defined in such legislation as natural persons acting for purposes outside their own business. The relevant legislation applies to various consumer matters, including credit, unfair terms, unfair practices, distance marketing and contracts concluded away from business premises, and affects the validity and enforceability of contracts and contract terms.

UK Banking Regulatory Framework Applicable to Anglo

The Financial Services Authority (the "**FSA**") is the regulator for the UK financial services industry (save in respect of certain lending activities) and is responsible for supervising banks, insurance companies and other financial institutions. The Financial Services and Markets Act 2000 ("**FSMA**") is the principal piece of legislation governing the establishment, supervision and regulation of financial services in the United Kingdom. The FSA is the single regulator for the full range of financial business in the United Kingdom; it derives its powers under FSMA and regulates both the prudential aspects and conduct (including market conduct) of those businesses. The FSA's Handbook of rules and guidance contains many detailed rules and guidance issued by the FSA. In particular, where relevant to the activities in question, the FSA conduct of business rules apply (in particular the rules on communicating with clients, including financial promotions impose various requirements on financial promotions made by authorised firms), with the exception of the rules on investment research and non-independent research and the rules on personal transactions, as such rules apply on a "Home State" (here, Ireland) basis. The FSA's Principles for Businesses, which are a general statement of the fundamental obligations of firms under the regulatory system, may also apply where relevant. Breaching a Principle for Businesses or other FSA rule makes a firm potentially liable to disciplinary sanctions. If the FSA finds that a financial institution has failed to comply with FSMA or the FSA Handbook, it has a variety of enforcement powers including issuing a private warning or taking disciplinary measures, such as issuing a public statement of misconduct or imposing a financial penalty.

The Bank of England has the task of ensuring financial stability in the UK banking market, which it undertakes in co-operation with the FSA. The Bank of England is responsible for the overall stability of the financial system as a whole, including ensuring the stability of the monetary system; oversight of the financial system infrastructure, in particular payments systems at home and abroad; and maintaining a broad overview of the financial system through its monetary stability role and the deputy governor's membership of the FSA's Board. Anglo's UK-regulated business has reporting requirements with respect to the Bank of England.

H.M. Treasury is responsible for the overall institutional structure of regulation in the United Kingdom and the legislation which governs it. It has no operational responsibility for the activities of the FSA or the Bank of England and will not be involved in them. However, there is a variety of circumstances where the FSA and the Bank of England must alert H.M. Treasury about possible problems, for example where there may be a need for a support operation or a problem arises which could cause wider economic disruption.

The Office of Fair Trading is the consumer and competition authority under the UK Enterprise Act 2002, and is responsible for the issue of licenses under, and for superintending the working and enforcement, of the UK Consumer Credit Act 1974. The Office of Fair Trading and other bodies may enforce consumer legislation by seeking an informal undertaking, or a formal undertaking, from a business; or seeking a court enforcement order against a business. Various Anglo UK entities are licensed by the Office of Fair Trading.

The Banking Code is a voluntary code followed by UK banks in their relations with personal customers in the UK. It covers current accounts, personal loans, savings and credit cards. The first Banking Code took effect in 1992 and is revised periodically, most recently in 2005. Anglo UK has subscribed to the Banking Code and reports to the Banking Code Standards Board in this regard.

Regulation of Deposit Taking

The taking of deposits is a regulated activity under FSMA. Anglo is incorporated and has its head office in Ireland, and is authorized as a credit institution in Ireland by the Financial Regulator. Pursuant to the Banking Consolidation Directive (Directive 2006/48/EC) (the "**BCD**"), Anglo has exercised its EU "passport" rights to provide a number of services including banking and financial services in the UK through the establishment of branches and also by providing services on a cross-border basis.

In accordance with the BCD, the "home state" regulator (here, the Financial Regulator) has primary responsibility for the prudential supervision of credit institutions incorporated in Ireland. However, credit institutions exercising their "passport" rights must comply with certain requirements (among others, conduct of business rules) set by the "Host State" regulator, the FSA. In addition, the FSA has a responsibility to co-operate with the Financial Regulator in ensuring that branches of Irish credit institutions in the UK maintain adequate liquidity and take sufficient steps to cover risks arising from their open positions on financial markets in the UK.

Under the BCD, the "host state" regulator (here, the FSA) is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, an "incoming EEA firm" utilizing its EU passport. Consistent with the allocation of supervisory responsibilities in the BCD, the FSA would usually only exercise such powers after consulting the Financial Regulator and indeed, in certain circumstances, the BCD explicitly requires such consultation.

Individual protection

The legislation governing consumer protection in the UK is heavily influenced by European directives as described in "Supervision and regulation—Ireland" above. UK legislation on credit also governs credit to individual borrowers for business purposes or secured by residential mortgage (although certain exemptions exist or are proposed in these respects), and affects the validity and enforceability of contracts and contract terms.

Deposit protection and investor compensation

The Financial Services Compensation Scheme ("**FSCS**") protects depositors in respect of their deposits with authorized banks in the UK. Anglo, as a bank operating in the UK under its EU

passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Plans Directive (Directive 94/19/EC), is covered by its Home State (Ireland) deposit compensation scheme (as described in "Supervision and regulation—The Regulatory Framework for Irish Banks" above). However, Anglo has opted to be a "top-up" member of the FSCS in order that depositors of Anglo UK are protected to the same level as a UK authorized bank, namely the FSCS guaranteeing the first £35,000 of any deposit subject to any initial payment being made by the Irish Deposit Protection Scheme.

US Banking Regulatory Framework Applicable to Anglo

Anglo operates through representative offices in the United States, which are subject to the Federal Reserve Board's Regulation K (which regulates international banking operations), the Foreign Bank Supervision Enhancement Act of 1991 and applicable State laws regarding foreign bank representative offices promulgated in those states in which Anglo has representative offices, New York, Massachusetts and Illinois. Anti-money laundering requirements arise under the Bank Secrecy Act, Regulation K and the USA Patriot Act. The representative offices are subject to inspection by both the relevant Federal Reserve Bank and State banking regulators as well as the Irish Financial Regulator.

Regulatory Framework in Other Jurisdictions

Anglo is subject to supervision and regulation in all of the jurisdictions in which it conducts business. While it attaches importance to all applicable requirements, the limited nature of its activities in most such other jurisdictions means the additional regulatory obligations are not currently material in the context of the Group's operations as a whole.

DIRECTORS

The following table identifies the directors and senior management of Anglo as of the date hereof, and sets forth their functions and areas of experience within Anglo, principal business activities performed outside of Anglo, including any outside directorships.

Name (and date of birth)	Current position	Principal external directorships	Year Appointed
Sean FitzPatrick (21/06/1948)	Chairman (Non-executive)	Chairman of Smurfit Kappa Group, Non-Executive Director of Greencore Group plc, Aer Lingus plc, Gartmore Irish Growth Fund plc, and Experian Group Limited	2005
David Drumm (07/11/1966)	Chief Executive		2004
Michael Jacob (06/07/1945)	Director (Non-Executive)	Chairman of Slaney Foods Ltd. and the Lett Group of Companies, Deputy Chairman of SIAC Construction Limited and a Director of REOX Holdings plc and Dolmen Securities	1988
William McAteer (29/10/1950)	Finance Director and Chief Risk Officer		1992
Pat Whelan (17/04/1962)	Managing Director, Ireland		2006
Declan Quilligan (24/07/1963)	Chief Executive of the Group's UK Operations		2006
E Noël Harwerth (06/12/1947)	Director (Non-Executive)	Deputy Chairman of Sumitomo Mitsui Banking Corporation Europe Limited, Non-Executive Director of Royal and Sun Alliance Insurance plc, Corporate Services Group plc, Logica CMG Plc and the Horserace Totalisator Board, Partnership Director of Tubelines Limited, MetroNet Rail BCV Limited and MetroNet SSL Limited	2007
Ned Sullivan (08/05/1948)	Director (Non-Executive)	Chairman of Greencore Group plc and Chairman of McInerney Holdings plc	2001
Fintan Drury (09/06/1958)	Director (Non-Executive)	Chairman of Paddy Power plc and Platinum One	2002
Gary McGann (28/08/1950)	Director (Non-Executive)	Chief Executive Officer, Smurfit Kappa Group plc, Chairman of Dublin Airport Authority, non-executive director of Aon McDonagh Boland Group and of United Drug plc	2004
Lar Bradshaw (17/07/1960)	Director (Non-Executive)	Chairman of Aras Slainte Limited	2004
Anne Heraty (24/04/1960)	Director (Non-Executive)	Chief Executive of CPL Resources plc and a Director of Bord Na Mona, Forfas and the Irish Stock Exchange	2006

Anglo is not aware of any potential conflicts of interest between the duties to Anglo of the persons listed under the Board of Directors above and their private interests or other duties.

The business address of each of the Directors is Stephen Court, 18/21 St. Stephen's Green, Dublin 2. The main telephone number of the bank is +353-1-6162000.

DESCRIPTION OF THE NOTES

The following description sets forth the material terms and provisions of the Notes to which any Final Terms or Pricing Term Sheet, as the case may be, may relate. The particular terms of the Notes offered by any Final Terms or Pricing Term Sheet, as the case may be, and the extent, if any, to which the general provisions described below may apply to the Notes so offered will be described, in the case of any listed Notes, in the form of Final Terms, or, in the case of unlisted Notes, in the form of a Pricing Term Sheet, as the case may be. Capitalized terms used but not defined herein shall have the meanings given to them in the Notes or the Indentures (as defined below), as the case may be. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the terms and conditions of the Indentures, the Notes of each Series (as defined below) and the Final Terms or Pricing Term Sheet, as the case may be, related to the Notes of such Series. The terms and conditions of a Series of Notes, when combined with the applicable Final Terms or Pricing Term Sheet, as the case may be, will comprise the complete terms and conditions of such Series.

General

The Senior Notes offered hereby will be issued under a Senior Indenture, dated as of January 25, 2008, between Anglo and Deutsche Bank Trust Company Americas, as trustee (the "**Senior Trustee**"; the Senior Trustee together with the Subordinated Trustee (as defined below) in their capacity as paying agents, the "**Paying Agents**", each a "**Paying Agent**"; and the Senior Trustee together with the Subordinated Trustee (as defined below) in their capacity as registrars, the "**Registrars**", each a "**Registrar**") (such Indenture, as supplemented or amended from time to time, is referred to herein as the "**Senior Indenture**"). The Subordinated Notes offered hereby, which may be Dated Subordinated Notes or Perpetual Subordinated Notes, will be issued under a Subordinated Indenture, dated as of January 25, 2008 between Anglo and Deutsche Bank Trust Company Americas as trustee and paying agent (the "**Subordinated Trustee**" and together with the Senior Trustee, the "**Trustees**") (such Indenture, as supplemented or amended from time to time, is referred to herein as the "**Subordinated Indenture**"; the Subordinated Indenture and the Senior Indenture are referred to herein collectively as the "**Indentures**" and individually as an "**Indenture**"). The Senior Notes and the Subordinated Notes are limited to an aggregate principal amount of up to US$10,000,000,000 outstanding at any time (including, in the case of Notes denominated in one or more other currencies or composite currencies, the equivalent thereof at the Market Exchange Rate in the Specified Currency on the Original Issue Date (each as defined below)), subject to reduction by or pursuant to action of the Board of Directors of Anglo, provided that no such reduction will affect any Note already issued or as to which an offer to purchase has been accepted by Anglo. The foregoing limits, however, may be increased by Anglo without the consent of the Holders if in the future it determines that it may wish to sell additional Notes. Deutsche Bank Trust Company Americas will serve initially as the Registrar for the Notes. In such capacity, the Registrar will cause to be kept at its offices in The City of New York, a register (the "**Register**") in which, subject to such reasonable regulations as it may prescribe, the Registrar will provide for the registration of the Notes and of transfers thereof.

The Notes will be offered on a continuing basis and each Note will mature nine months or more from its Original Issue Date as selected by the initial purchaser and agreed to by Anglo, and may be subject to redemption at the option of Anglo or repayment at the option of the Holder prior to the date on which such Notes will mature (the "**Stated Maturity**") as set forth below under "Redemption and Repurchase". Each Note will be denominated in US dollars or in such other Specified Currency as is specified in the applicable Final Terms or Pricing Term Sheet, as the case may be. See "Payment of Principal, Premium, if any, and Interest, if any". Each Note will be either (i) a Fixed Rate Note or (ii) a Floating Rate Note which will bear interest at a rate determined by reference to the interest rate basis or combination of interest rate bases specified in the applicable Final Terms or Pricing Term

Sheet, as the case may be, which may be adjusted by a Spread and/or Spread Multiplier (each as defined below).

Status of Senior Notes

The Senior Notes will constitute direct, unconditional, unsubordinated and unsecured obligations of Anglo without any preference among themselves and will rank at least equally with deposits and all other unsecured and unsubordinated obligations of Anglo, subject, in the event of insolvency, to laws of general applicability relating to or affecting creditors' rights, provided that such other unsecured and unsubordinated indebtedness may contain covenants, events of default and other provisions which are different from or which are not contained in the Senior Notes.

Status and Subordination of Dated Subordinated Notes

The Dated Subordinated Notes will constitute direct, unsecured and subordinated obligations of Anglo and rank *pari passu* without any preference among themselves. The claims of Holders of Dated Subordinated Notes will, in the event of a winding up of Anglo be subordinated in right of payment to the claims of depositors and other unsubordinated creditors of Anglo and will rank, in the event of a winding up of Anglo, at least *pari passu* in the right of payment with all other Subordinated Indebtedness, present and future, of Anglo.

"**Senior Claims**" means the aggregate amount of all claims which are not, in respect of indebtedness of Anglo (and for this purpose indebtedness shall include all liabilities, whether actual or contingent), the right to repayment of which by its terms is, or is expressed to be, subordinated to (or otherwise rank after) the claims of depositors and other unsubordinated creditors of Anglo.

"**Subordinated Indebtedness**" means all indebtedness of Anglo which is subordinated, in the event of the winding-up of Anglo, in right of payment to the Senior Claims of depositors and other unsubordinated creditors of Anglo.

With respect to Dated Subordinated Notes, payments of principal, premium, if any, and interest, if any, are conditional upon, in the event of a winding up of Anglo, Anglo being solvent at the time of payment by Anglo, and no principal, premium, if any, or interest, if any, will be payable except to the extent that Anglo could make such payment and still be solvent immediately thereafter. For the purposes of this section ("Description of The Notes"), Anglo shall be "solvent" if its Assets exceed its Senior Claims. A report as to the solvency of Anglo by its liquidator or examiner shall in the absence of proven error be treated and accepted by Anglo, the Trustees and the Holders of the Notes as correct and sufficient evidence thereof.

Status and Subordination of Perpetual Subordinated Notes

The Perpetual Subordinated Notes will constitute direct, unsecured and subordinated obligations of Anglo and rank *pari passu* without any preference among themselves. The claims of Holders of Perpetual Subordinated Notes will, in the event of a winding up of Anglo, be subordinated in right of payment to the claims of Senior Creditors (as defined below) and thereafter will rank, in the event of a winding up of Anglo, at least *pari passu* with all other Subordinated Indebtedness of Anglo, if any.

"**Senior Creditors**" means all creditors of Anglo (i) who are depositors or other unsubordinated creditors of Anglo or (ii) who are subordinated creditors of Anglo (including the holders of Dated Subordinated Notes) other than those whose claims rank, or are expressed to rank, *pari passu* with, or junior to, the claims of the holders of Perpetual Subordinated Notes (if any) (whether only in the event of a winding-up of Anglo or otherwise).

With respect to Perpetual Subordinated Notes, payments of principal, premium, if any, and interest and Arrears of Interest (as defined below), if any, are, in addition to the right of Anglo to defer payment of interest as described below, conditional upon Anglo being solvent at the time of payment by Anglo, and no principal, premium, if any, or interest and Arrears of Interest, if any, shall be payable except to the extent that Anglo could make such payment and still be solvent (whether or not in a winding-up) immediately thereafter. For the purposes of this section, Anglo shall be solvent if (i) it is able to pay its debts owed to Senior Creditors as such debts fall due and (ii) its Assets exceed its Liabilities to Senior Creditors. A report as to the solvency of Anglo by (a) two directors of Anglo (or in certain circumstances the auditors) or, (b) if Anglo is in winding up, its liquidator or (c) if Anglo is under Examination, its examiner, shall in each case in the absence of proven error be treated and accepted by Anglo, the Trustees and the Holders of the Perpetual Subordinated Notes as correct and sufficient evidence thereof.

"**Examination**" means "in examination" under the Companies (Amendment) Act, 1990 of Ireland.

The obligations of Anglo in respect of the Perpetual Subordinated Notes are conditional upon Anglo being solvent immediately before and after payment by Anglo. If this condition is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal and interest in respect of the Perpetual Subordinated Notes may be used to absorb losses.

"**Assets**" means the total unconsolidated gross assets of Anglo and "**Liabilities**" means the total consolidated gross liabilities of Anglo as shown in the latest published audited balance sheet of Anglo but as adjusted for contingent assets and contingent liabilities and subsequent events, in such manner and to such extent as such directors, the auditors or the liquidator or examiner (as the case may be) may determine to be appropriate.

With respect to Perpetual Subordinated Notes, on a Compulsory Interest Payment Date, interest will be payable on any interest accrued in the Interest Period ending on the day immediately preceding such Compulsory Interest Payment Date. With respect to Perpetual Subordinated Notes on an Optional Interest Payment Date there may (subject to the subordination provisions set forth in the Subordinated Indenture) be paid (at the option of Anglo) the interest accrued on such Interest Payment Date in respect of the Interest Period ending on the day immediately preceding such Optional Interest Payment Date (an "**Accrual Period**"), but Anglo shall not have any obligation to make such payment and any failure to pay shall not constitute a default by Anglo for any purpose. If Anglo opts not to pay interest on an Interest Payment Date, it shall give not less than 30 days' notice of such election to the Holders of the Perpetual Subordinated Notes, the Trustee and the Paying Agent in accordance with the notice provisions specified in the Subordinated Indenture. "**Compulsory Interest Payment Date**" means, in relation to Perpetual Subordinated Notes only, any Interest Payment Date in relation to which any dividend or other distribution has been declared, paid or made on any class of the stock or share capital of Anglo in the immediately preceding Interest Period. "**Optional Interest Payment Date**" means, in relation to Perpetual Subordinated Notes only, any Interest Payment Date other than a Compulsory Interest Payment Date. Any interest not paid on an Interest Payment Date together with any other interest not paid on any other Interest Payment Date shall, so long as the same remains unpaid, constitute "**Arrears of Interest**". Arrears of Interest may, at the option of Anglo (subject to the subordination provisions set forth in the Subordinated Indenture), be paid in whole or in part at any time upon the expiration of not less than 15 days' notice given to the Subordinated Trustee and to the Holders (being, if in part only, the whole of the interest accrued on all the Perpetual Subordinated Notes during any one or more Accrual Period(s)), but so that, in the case of any such partial payment, the interest accrued during any Accrual Period shall not be paid prior to that accrued during any earlier Accrual Period. All Arrears of Interest on all Notes outstanding shall (subject to the subordination provisions set forth in the Subordinated Indenture) become due in full on whichever is the earliest of (i) the date upon which a dividend or other distribution is next paid or

made on any class of stock or share capital of Anglo, (ii) the date set for any redemption, or (iii) the commencement of winding up proceedings of Anglo.

If notice is given by Anglo of its intention to pay the whole or part of Arrears of Interest, Anglo will be obliged (subject to the subordination provisions set forth in the Subordinated Indenture) to make such payment upon the expiration of such notice. Where Arrears of Interest are paid in part, each partial payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Interest Payment Date (or consecutive Interest Payment Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

With respect to Perpetual Subordinated Notes, if at any time an order is made or an effective resolution is passed for the winding up of Anglo in Ireland (except in the case of a solvent winding up solely for the purpose of a reconstruction or amalgamation or the substitution in place of Anglo of a successor in business, the terms of which reconstruction, amalgamation or substitution (i) have previously been approved by the Subordinated Trustee in writing or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Perpetual Subordinated Notes and (ii) do not provide that the Notes shall thereby become repayable) or, in a Permitted Reorganization (as defined under "—Events of Default—Senior Notes") or, if Anglo is in Examination, the amounts payable on the Perpetual Subordinated Notes of each Series (in lieu of any other payment on the Perpetual Subordinated Notes but subject to the subordination provisions of the Subordinated Indenture), will be such amount, if any, as would have been payable to the Holder thereof if, on the day prior to the commencement of the winding up or such Examination, Holders of such Perpetual Subordinated Notes were the holders of a class of preference stock or shares in the capital of Anglo, having a preferential right to a return of assets in the winding up or such Examination over the holders of all other classes of issued stock or shares for the time being in the share capital of Anglo on the assumption that such preference shares were entitled to receive (to the exclusion of other rights or privileges) as a return of capital in such winding up or such Examination an amount equal to the principal amount of such Perpetual Subordinated Note together with premium, if any, and interest accrued to the date of repayment, if any, at the rate provided for in the Perpetual Subordinated Notes of the Series, and Arrears of Interest (as defined below), if any, which is payable.

The Holder of any Subordinated Note by such Holder's acceptance thereof will be deemed to the extent permitted by applicable law to have waived any right of set-off or counterclaim that such Holders might otherwise have against Anglo whether prior to or in any winding up of Anglo or as may arise outside of any insolvency proceedings.

To the extent that Holders of the Notes are entitled to any recovery with respect to the Notes in any bankruptcy, winding up or Examination, it is unclear whether such Holders would be entitled in such proceedings to recovery in US dollars and may be entitled only to a recovery in euro and, as a general matter, the right to claim for any amounts payable on Notes may be limited by applicable insolvency law.

Certain Definitions

"**Business Day**" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City or London; provided, however, that, with respect to Notes denominated in a Specified Currency other than US dollars, such day is also not a day on which commercial banks are authorized or required by law, regulation or executive order to close in the Principal Financial Center (as defined below) of the country issuing the Specified Currency (or, if the Specified Currency is euro or EURIBOR is an applicable Interest Rate Basis, such day is also a day on which the Trans-European Automated Real Time Gross Settlement Express Transfer (TARGET) System is open (a "**TARGET Settlement Date**")).

"**Principal Financial Center**" means, unless otherwise defined in any Note, (i) the capital city of the country issuing the Specified Currency or (ii) the capital city of the country to which the Designated LIBOR Currency relates, as applicable, except, in the case of (i) or (ii) above, that with respect to US dollars, Australian dollars, Canadian dollars, euros, New Zealand dollars, South African rand and Swiss francs, the "Principal Financial Center" shall be New York City, Sydney, Toronto, London (solely in the case of the Designated LIBOR Currency), Wellington, Johannesburg and Zurich, respectively.

As used herein, "**Specified Currency**" means a currency issued and actively maintained as a country's or countries' recognized unit of domestic exchange by the government of any country and such term shall also include the euro.

Form, Transfer, Exchange and Denomination

Notes offered in the United States to Qualified Institutional Buyers in reliance on Rule 144A will be represented by one or more US global notes ("**US Global Notes**") and Notes offered outside the United States in reliance on Regulation S will be represented by one or more international global notes ("**International Global Notes**"). Senior Notes offered to Institutional Accredited Investors, as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, initially will be represented by physical registered certificates ("**Certificated Notes**"). If such Certificated Notes are thereafter transferred to investors in reliance on Rule 144A or offered outside the United States in reliance on Regulation S, then the Certificated Notes will be represented by one or more US Global Notes or International Global Notes, as the case may be. Unless otherwise specified in a Final Terms or Pricing Term Sheet, as the case may be, Subordinated Notes will not be offered to Institutional Accredited Investors. Except as set forth below under "—Book-Entry System", physical registered certificates will not be issued in exchange for Global Notes.

The Notes will be in fully registered form. Global Notes representing Notes of a Series will be issued to and deposited with, or on behalf of, DTC in New York City and registered in the name of Cede & Co. ("**Cede**"), as DTC's nominee.

Certificated Notes may be presented to the Trustees, the Registrar or the Paying Agent for registration of transfer or exchange at its Corporate Trust Office which at the date hereof is located at 60 Wall Street, New York, New York 10005. Certificated Notes may be presented for exchange and transfer in the manner, at the places and subject to the restrictions set forth in the respective Indenture and the Notes. Transfers of ownership interests in Global Notes will be made as set forth below under "—Book-Entry System". The Notes have not been registered under the Securities Act or with any securities regulatory authority of any jurisdiction and accordingly transfers of the Notes will be subject to the restrictions set forth below under "Notice to Investors".

Certificated Notes and interests in the US Global Notes may be transferred to a person who takes delivery in the form of interests in an International Global Note only upon receipt by the applicable Trustee of written certifications (in the form provided in the Indentures) to the effect that such transfer is being made in accordance with Regulation S or Rule 144 under the Securities Act and that, if such transfer occurs prior to the 40th day after the commencement of the offering of such Senior Notes, the interest transferred will be held immediately thereafter through Euroclear Bank S.A./N.V., as the Euroclear Operator ("**Euroclear**") or Clearstream Banking, *société anonyme* ("**Clearstream, Luxembourg**").

Until the 40th day after the closing date for the offering of a Series of Notes, interests in an International Global Note may be held only through Euroclear or Clearstream, Luxembourg. Certificated Notes and interests in International Global Notes may be transferred to a person who takes delivery in the form of interests in a US Global Note only upon receipt by the applicable Trustee of written certifications (in the form provided in the Indentures) to the effect that such transfer is

being made in accordance with Rule 144A to a person whom the transferor reasonably believes is purchasing for its own account or for an account as to which it exercises sole investment discretion and that such person and such account or accounts are "Qualified Institutional Buyers" within the meaning of Rule 144A and agree to comply with the restrictions on transfer set forth under "Notice to Investors".

Certificated Notes may be transferred to a person who takes delivery in the form of Certificated Notes (other than transfers to Anglo or a Dealer and transfers by or through or approved by a Dealer) only upon receipt by the Senior Trustee of written certifications (in the form provided in the Senior Indenture) to the effect that such Certificated Note is being acquired by an Institutional Accredited Investor for investment purposes and not for distribution in violation of the Securities Act, and containing such other evidence of compliance with the Securities Act as may be required by Anglo or the Senior Trustee.

In the event of any redemption of Notes, Anglo will not be required to (i) register the transfer of or exchange the Notes during a period of 15 calendar days next preceding the date of redemption; or (ii) register the transfer of or exchange the Notes, or any portion thereof, called for redemption, except the unredeemed portion of any of the Notes being redeemed in part.

Each of the applicable Trustees has been appointed as paying agent pursuant to each of the Indentures. Anglo may at any time designate additional Paying Agents or rescind the designation of any Paying Agent. Neither the Trustee nor any Paying Agent will perform its obligations in respect of the Notes through any branch or affiliate that is a resident of Ireland.

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, Notes will be issuable in denominations of US$750,000 and integral multiples of US$1,000 in excess thereof for Notes denominated in US dollars and minimum denominations of €500,000 and integral multiples of €1,000 in excess thereof for Notes denominated in euros. Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, Notes denominated in a currency other than US dollars or euro will have minimum denominations of the equivalent of €500,000 and integral multiples of €1,000 in excess thereof. In no event will Notes be issuable in denominations less than €50,000 or its equivalent in any other currency. The authorized denominations of any Note denominated in other than US dollars or euros will be the amount of the Specified Currency for such Note equivalent, at the noon dollar buying rate in New York City by the Federal Reserve Bank of New York (the "**Market Exchange Rate**") on the first Business Day in both New York City and the country issuing such currency (or, in the case of euro, the first TARGET Settlement Date) next preceding the date on which Anglo accepts the offer to purchase such Note, to US$750,000, €500,000, or such other minimum denomination as may be allowed or required from time to time by any relevant central bank or equivalent governmental body, however designated, or by any laws or regulations applicable to the Notes or to such Specified Currency. If any of the Notes are to be denominated in a Specified Currency other than US dollars, or if the principal of and premium, if any, and interest, if any, on any of the Notes not denominated in US dollars are to be payable at the option of the Holder or Anglo in US dollars, the applicable Final Terms or Pricing Term Sheet, as the case may be, will provide additional information, including applicable exchange rate information, pertaining to the terms of such Notes and other matters of interest to the Holders thereof.

Payment of Principal, Premium, if any, and Interest, if any

Payments of principal, premium, if any, and interest, if any, to owners of beneficial interests in Global Notes are expected to be made in accordance with those procedures of DTC and its participants in effect from time to time as described below under "—Book-Entry System".

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, with respect to any Certificated Note, payments of interest or Arrears of Interest, if any, and, in the

case of Amortizing Notes, principal (other than interest and, in the case of Amortizing Notes, principal payable at Maturity) will be made by mailing a check to the Holder at the address of such Holder appearing on the register for the Notes on the applicable regular record date (the "**Regular Record Date**"). Notwithstanding the foregoing, at the option of Anglo, all payments of interest or Arrears of Interest, if any, and, in the case of Amortizing Notes, principal on the Notes may be made by wire transfer of immediately available funds to an account at a bank located within the United States as designated by each Holder not less than 15 calendar days prior to the applicable Interest Payment Date. A Holder of US$10,000,000 (or, if the Specified Currency is other than US dollars, the equivalent thereof in such Specified Currency) or more in aggregate principal amount of Notes of like tenor and terms with the same Interest Payment Date may demand payment by wire transfer but only if appropriate payment instructions have been received in writing by any Paying Agent with respect to such Note appointed by Anglo, not less than 15 calendar days prior to the applicable Interest Payment Date. In the event that payment is so made in accordance with instructions of the Holder, such wire transfer shall be deemed to constitute full and complete payment of such principal, premium and/or interest on the Notes. Payment of the principal of, premium, if any, and interest or Arrears of Interest, if any, due with respect to any Certificated Note at Maturity will be made in immediately available funds upon surrender of such Note at the principal office of any Paying Agent, including the Paying Agent, with respect to such Notes appointed by Anglo accompanied by wire transfer instructions, provided that the Certificated Note is presented to such Paying Agent in time for such Paying Agent to make such payments in such funds in accordance with its normal procedures.

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, payments of principal, premium, if any, and interest and Arrears of Interest, if any, with respect to any Note to be made in a Specified Currency other than US dollars will be made by check mailed to the address of the person entitled thereto as such address appears in the register or by wire transfer to such account with a bank located in a jurisdiction acceptable to Anglo and the respective Trustee as shall have been designated at least 15 calendar days prior to the Interest Payment Date or Maturity, as the case may be, by the Holder of such Note on the relevant Regular Record Date or at Maturity, provided that, in the case of payment of principal of, and premium, if any, and interest and Arrears of Interest, if any, due at Maturity, the Note is presented to any Paying Agent with respect to such Note appointed by Anglo in time for such Paying Agent to make such payments in such funds in accordance with its normal procedures. Such designation shall be made by filing the appropriate information with the Trustee at its office, and, unless revoked, any such designation made with respect to any Note by a Holder will remain in effect with respect to any further payments with respect to such Note payable to such Holder. If a payment with respect to any such Note cannot be made by wire transfer because the required designation has not been received by the applicable Trustee on or before the requisite date or for any other reason, a notice will be mailed to the Holder at its registered address requesting a designation pursuant to which such wire transfer can be made and, upon such Trustee's receipt of such a designation, such payment will be made within 15 calendar days of such receipt. Anglo will pay any administrative costs imposed by banks in connection with making payments by wire transfer, but any tax, assessment or governmental charge imposed upon payments will be borne by the Holders of such Notes in respect of which such payments are made. If so specified in the applicable Final Terms, except as provided below, payments of principal, premium, if any, and interest and Arrears of Interest, if any, with respect to any Note denominated in other than US dollars will be made in US dollars (as set forth below). If the Holder of such Note on the relevant Regular Record Date or at Maturity, if any, as the case may be, requests payments in other than US dollars, the Holder shall transmit a written request for such payment to any Paying Agent with respect to such Note appointed by Anglo at its principal office on or prior to such Regular Record Date or the date 15 calendar days prior to Maturity, if any, as the case may be. Such request may be delivered by mail, by hand or by cable or any other form of facsimile transmission. Any such request made with respect to any Note by a Holder will remain in effect with respect to any further payments of principal, and premium, if any, and interest and Arrears

of Interest, if any, with respect to such Note payable to such Holder, unless such request is revoked by written notice received by such Paying Agent on or prior to the relevant Regular Record Date or the date 15 calendar days prior to Maturity, if any, as the case may be (but no such revocation may be made with respect to payments made on any such Note if an Event of Default has occurred with respect thereto or upon the giving of a notice of redemption). Holders of Notes denominated in other than US dollars whose Notes are registered in the name of a broker or nominee should contact such broker or nominee to determine whether and how an election to receive payments in other than US dollars may be made.

The US dollar amount to be received by a Holder of a Note denominated in other than US dollars who elects to receive payments in US dollars will be based on the highest indicated bid quotation for the purchase of US dollars in exchange for the Specified Currency obtained by the Currency Determination Agent (as defined below) at approximately 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date (the "**Conversion Date**") from the bank composite or multicontributor pages of the Quoting Source for three (or two if three are not available) major banks in New York City. The first three (or two) such banks selected by the Currency Determination Agent which are offering quotes on the Quoting Source will be used. If fewer than two such bid quotations are available at 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date, such payment will be based on the Market Exchange Rate as of the second Business Day next preceding the applicable payment date. If the Market Exchange Rate for such date is not then available, such payment will be made in the Specified Currency. As used herein, the "**Quoting Source**" means Reuters Monitor Foreign Exchange Service, or if the Currency Determination Agent determines that such service is not available, such comparable display or other comparable manner of obtaining quotations as shall be agreed between Anglo and the Currency Determination Agent. All currency exchange costs associated with any payment in US dollars on any such Note will be borne by the Holder thereof by deductions from such payment. The currency determination agent (the "**Currency Determination Agent**") with respect to any such Notes will be specified in the applicable Final Terms or Pricing Term Sheet, as the case may be.

If the Specified Currency for a Note denominated in other than US dollars is not available for the required payment of principal, premium, if any, and/or interest and Arrears of Interest, if any, in respect thereof due to the imposition of exchange controls or other circumstances beyond the control of Anglo, Anglo will be entitled to satisfy its obligations to the Holder of such Note by making such payment in US dollars on the basis of the Market Exchange Rate, computed by the Currency Determination Agent, on the second Business Day prior to such payment or, if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate, or as otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be. Any payment made in US dollars under such circumstances where the required payment was to be in a Specified Currency other than US dollars will not constitute an Event of Default under the applicable Indenture with respect to the Notes. All determinations referred to above made by the Currency Determination Agent shall be at its sole discretion and in accordance with its normal operating procedure and shall, in the absence of manifest error, be conclusive for all purposes and binding on all Holders and beneficial owners of Notes.

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, if the principal of any Discount Note is declared to be immediately due and payable as described herein under "Events of Default- Senior Notes" and "—Subordinated Notes," the amount of principal due and payable with respect to such Note shall be the Amortized Face Amount of such Note as of the date of such declaration. The "Amortized Face Amount" of a Discount Note that does not bear stated interest shall be an amount equal to the sum of (i) the principal amount of such Note multiplied by the price (which may be expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued (the "**Issue Price**") set forth in the applicable Final Terms or Pricing Term

Sheet, as the case may be, plus (ii) the portion of the difference between the US dollar amount determined pursuant to the preceding clause (i) and the principal amount of such Note that has accrued at the yield to maturity set forth in the Final Terms or Pricing Term Sheet, as the case may be, (computed in accordance with generally accepted financial practices) to such date of declaration, but in no event shall the Amortized Face Amount of a Discount Note exceed its principal amount.

Anglo is entitled to vary or terminate the appointment of any Trustee or Paying Agent appointed under the terms of the Indentures and pursuant to the terms of the Indentures and/or appoint additional or other trustees or paying agents, including affiliates of Anglo. in either case, and/or approve any change in the specified office through which any paying agent acts, provided that:

(i) so long as the Notes of a Series are admitted to listing on the Official List and trading on its regulated market and/or listed, quoted and/or traded on or by any other stock exchange or competent listing authority and/or quotation system and the rules and regulations of the stock exchange or competent listing authority and/or quotation system so require, there will at all times be a Paying Agent with a specified office in each location required by the rules and regulations of the relevant stock exchange, competent listing authority and/or quotation system; and

(ii) Anglo will ensure that it maintains a paying agent in an EU Member State other than Ireland, that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any law implementing such Directive.

For so long as the Notes of any Series are admitted to listing on the Official List and trading on its regulated market and/or listed, quoted and/or traded on or by any other stock exchange or competent listing authority and/or quotation system and the rules and regulations of the stock exchange or competent listing authority and/or quotation system so require, notice of any change in the appointment of any Trustee or Paying Agent appointed under the terms of the Indentures will be published in an English language daily newspaper of general circulation in Ireland (which is expected to be *The Irish Times* in Dublin).

Interest and Interest Rates

Each Note other than certain Discount Notes will bear interest from the date on which such Note will be issued (the "**Original Issue Date**") or from the most recent Interest Payment Date to which interest on such Note has been paid or duly provided for at a fixed rate or rates per annum, or at a rate or rates determined pursuant to an Interest Rate Base or Bases stated therein and in the applicable Final Terms or Pricing Term Sheet, as the case may be, that may be adjusted by a Spread and/or Spread Multiplier, until the principal thereof is paid or made available for payment. Interest will be payable on each Interest Payment Date and at Maturity. "**Maturity**" means the date, if any, on which the principal (or, if the context so requires, lesser amount in the case of Discount Notes) of (or premium, if any, on) a Note becomes due and payable in full in accordance with its terms and the terms of the applicable Indenture, whether at Stated Maturity or earlier by declaration of acceleration, call for redemption, request for redemption repayment at the option of the Holder pursuant to any sinking fund provision or otherwise. Interest (other than Defaulted Interest which may be paid as of a Special Record Date) will be payable to the Holder at the close of business on the Regular Record Date next preceding such Interest Payment Date; *provided, however,* that interest payable at Maturity will be payable to the person to whom principal shall be payable. The first payment of interest on any Note originally issued between a Regular Record Date for such Note and the succeeding Interest Payment Date will be made on the Interest Payment Date following the next succeeding Regular Record Date for such Note to the Holder.

Interest rates, Interest Rate Base or Bases, Spreads and Spread Multipliers are subject to change by Anglo but no such change will affect any Note theretofore issued or which Anglo has agreed

to sell. The Interest Payment Dates for each Fixed Rate Note shall be as described below under "Fixed Rate Notes". The Interest Payment Dates for each Floating Rate Note shall be as described below under "Floating Rate Notes" and in the applicable Final Terms or Pricing Term Sheet, as the case may be. The Regular Record Date for a Note will be the fifteenth day (whether or not a Business Day) next preceding each Interest Payment Date or Maturity, as the case may be.

Fixed Rate Notes

Interest on Fixed Rate Notes will be payable semi-annually in arrears on such dates as are specified in the applicable Final Terms or Pricing Term Sheet, as the case may be (each, an "**Interest Payment Date**" with respect to Fixed Rate Notes) and on the date of Maturity. Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, interest on Fixed Rate Notes denominated in U.S. Dollars with maturities of one year or less will be computed on the basis of the actual number of days in the year divided by 360.

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, interest on Fixed Rate Notes denominated other than in U.S. Dollars will be computed on the basis of the "Actual/ Actual (ICMA)" Fixed Day Count Convention.

"Actual/Actual (ICMA)" Fixed Day Count Convention means:

(a) in the case of Fixed Rate Notes where the number of days in the relevant period from and including the most recent Interest Payment Date (or, if none, from and including the Interest Commencement Date, which unless otherwise specified in the applicable Pricing Supplement or Final Terms shall be the Original Issue Date) to but excluding the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period (as defined below) during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year; or

(b) in the case of Fixed Rate Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

    (1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year; and

    (2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year.

"Determination Period" means the period from and including a Determination Date to but excluding the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

"Determination Date" means each date specified in the applicable Pricing Supplement or Final Terms or, if none is specified, each Interest Payment Date.

If any Interest Payment Date or the date of Maturity of a Fixed Rate Note falls on a day that is not a Business Day, the related payment of principal, premium, if any, and interest, if any, with respect to such Note will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date or the date of Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Floating Rate Notes

General

The applicable Final Terms or Pricing Term Sheet will specify whether the related Floating Rate Notes will bear interest determined by reference to either (i) an ISDA Rate (as defined herein) or (ii) one or more reference rates and/or an interest rate formula. No later than the commencement of each Interest Period, the Calculation Agent shall provide, if and so long as the Notes are listed on the Irish Stock Exchange and if and so long as the rules of the Irish Stock Exchange require, a notice to the Irish Stock Exchange stating the rate of interest, amount of interest payable for a specific denomination and the Interest Period, if applicable, for such Notes.

ISDA Rate

Where "ISDA Rate" is specified in the applicable Final Terms or Pricing Term Sheet in connection with the determination of the rate of interest on the related Floating Rate Note, the rate of interest on such Note for each Interest Period will be the relevant ISDA Rate plus or minus the margin, if any, specified in the applicable Pricing Supplement or Final Terms. Unless otherwise specified in the applicable Pricing Supplement or Final Terms, "**ISDA Rate**" means, with respect to any Interest Period, the rate equal to the Floating Rate that would be determined by the Calculation Agent or other person specified in the applicable Pricing Supplement or Final Terms pursuant to an interest rate swap transaction if the Calculation Agent or such other person were acting as calculation agent for such swap transaction in accordance with the terms of an agreement in the form of the ISDA Master Agreement published by the International Swaps and Derivatives Association, Inc. (including any Annexes thereto, the "**ISDA Agreement**") and evidenced by a Confirmation (as defined in the ISDA Agreement) incorporating the 2006 ISDA definitions (the "**2006 ISDA Definitions**") published by the International Swaps and Derivatives Association, Inc. and under which:

(i) the Floating Rate Option is as specified in the applicable Pricing Supplement or Final Terms;

(ii) the Designated Maturity is the period specified in the applicable Pricing Supplement or Final Terms; and

(iii) the relevant Reset Date is either (a) if the applicable Floating Rate Option is based on the London interbank offered rate for a currency, or on the Euro-zone interbank offered rate, the first day of such Interest Period or (b) in any other case, as specified in the applicable Pricing Supplement or Final Terms.

As used in this paragraph, "Floating Rate," "Calculation Agent," "Floating Rate Option," "Designated Maturity" and "Reset Date" have the meanings ascribed to those terms in the 2006 ISDA Definitions.

Reference Rate Determination

Interest on Floating Rate Notes will be determined by reference to the applicable Interest Rate Basis or Bases, which may, as described below, include:

- the CD Rate;
- the CMT Rate;
- the Commercial Paper Rate;
- the Eleventh District Cost of Funds Rate;
- EURIBOR;
- the Federal Funds Rate;
- LIBOR;
- the Prime Rate;
- the Treasury Rate; or

such other Interest Rate Basis or Bases or interest rate formula as may be specified in the applicable Final Terms or Pricing Term Sheet, as the case may be.

The applicable Final Terms or Pricing Term Sheet, as the case may be, will specify certain terms with respect to which each Floating Rate Note is being delivered, including: whether such Floating Rate Note is a "Regular Floating Rate Note," a "Floating Rate/Fixed Rate Note" or an "Inverse Floating Rate Note," the Fixed Rate Commencement Date, if applicable, Fixed Interest Rate, if applicable, Interest Rate Basis or Bases, Initial Interest Rate, if any, Initial Interest Reset Date, Interest Reset Dates, Interest Payment Dates, Index Maturity, Maximum Interest Rate and/or Minimum Interest Rate, if any, and Spread and/or Spread Multiplier, if any, as such terms are defined below. If one or more of the applicable Interest Rate Bases is the CMT Rate, EURIBOR or LIBOR, the applicable Final Terms or Pricing Term Sheet, as the case may be, will also specify the Designated CMT Maturity Index and Designated CMT Reuters Page, the Designated EURIBOR Page or the Designated LIBOR Currency and Designated LIBOR Page respectively, as such terms are defined below. The interest rate borne by the Floating Rate Notes will be determined as follows:

(i) Unless such Floating Rate Note is designated as a "**Floating Rate/Fixed Rate Note**" or an "**Inverse Floating Rate Note**", or as having an Addendum attached or having "Other/ Additional Provisions" apply, in each case relating to a different interest rate formula, such Floating Rate Note will be designated as a "**Regular Floating Rate Note**" and, except as described below or in the applicable Final Terms or Pricing Term Sheet, as the case may be, will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Regular Floating Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from and including the Original Issue Date to but excluding the Initial Interest Reset Date will be the Initial Interest Rate.

(ii) If such Floating Rate Note is designated as a "**Floating Rate/Fixed Rate Note,**" then, except as described below or in the applicable Final Terms or Pricing Term Sheet, as the case may be, such Floating Rate Note will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Floating

Rate/Fixed Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that (y) the interest rate in effect for the period, if any, from and including the Original Issue Date to but excluding the Initial Interest Reset Date will be the Initial Interest Rate and (z) the interest rate in effect (the "**Fixed Interest Rate**") for the period commencing on and including the date specified therefor in the applicable Final Terms or Pricing Term Sheet, as the case may be (the "**Fixed Rate Commencement Date**") to but excluding the Maturity Date shall be the interest rate so specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, or, if no such rate is specified, the interest rate in effect thereon on the day immediately preceding the Fixed Rate Commencement Date.

(iii) If such Floating Rate Note is designated as an "**Inverse Floating Rate Note,**" then, except as described below or in the applicable Final Terms or Pricing Term Sheet, as the case may be, such Floating Rate Note will bear interest at the Fixed Interest Rate minus the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any; provided, however, that, unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, the interest rate thereon will not be less than zero percent. Commencing on the Initial Interest Reset Date, the rate at which interest on such Inverse Floating Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from and including the Original Issue Date to but excluding the Initial Interest Reset Date will be the Initial Interest Rate.

The "**Spread**" is the number of basis points to be added to or subtracted from the related Interest Rate Basis or Bases applicable to such Floating Rate Note. The "**Spread Multiplier**" is the percentage of the related Interest Rate Basis or Bases applicable to such Floating Rate Note by which such Interest Rate Basis or Bases will be multiplied to determine the applicable interest rate on such Floating Rate Note. The "**Index Maturity**" is the period to maturity of the instrument or obligation with respect to which the related Interest Rate Basis or Bases will be calculated.

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, the interest rate with respect to each Interest Rate Basis will be determined in accordance with the applicable provisions below. Except as set forth above or in the applicable Final Terms or Pricing Term Sheet, as the case may be, the interest rate in effect on each day shall be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.

The applicable Final Terms or Pricing Term Sheet, as the case may be, will specify whether the rate of interest on the related Floating Rate Note will be reset daily, weekly, monthly, quarterly, semi-annually or annually or at such other specified intervals as specified in the applicable Final Terms or Pricing Term Sheet, as the case may be (each, an "**Interest Reset Period**") and the dates on which such rate of interest will be reset (each, an "**Interest Reset Date**"). Unless otherwise specified in the applicable Pricing Supplement or Final Terms, the Interest Reset Date will be, in the case of Floating Rate Notes which reset: (i) daily, each Business Day; (ii) weekly, the Wednesday of each week (with the exception of weekly reset Floating Rate Notes as to which the Treasury Rate is an applicable Interest Rate Basis, which will reset the Tuesday of each week, except as specified below); (iii) monthly, the third Wednesday of each month; (iv) quarterly, the third Wednesday of March, June, September and December of each year; (v) semi-annually, the third Wednesday of the two months specified in the applicable Pricing Supplement or Final Terms; and (vi) annually, the third Wednesday of the month specified in the applicable Pricing Supplement or Final Terms; *provided, however,* that, with respect to

Floating Rate/Fixed Rate Notes, the fixed rate of interest in effect for the period from the Fixed Rate Commencement Date until Maturity shall be the Fixed Interest Rate or the interest rate in effect on the Business Day immediately preceding the Fixed Rate Commencement Date, as specified in the applicable Pricing Supplement or Final Terms, and no Interest Reset Date will occur after the applicable Fixed Rate Commencement Date. If an Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date will be subject to adjustment in accordance with the business day convention specified in the applicable Pricing Supplement or Final Terms, which may be either the Floating Rate Convention, the Following Business Day Convention, the Modified Following Business Day Convention or the Preceding Business Day Convention as described under "Interest Payment Dates" below.

The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined by the Calculation Agent as of the applicable Interest Determination Date and calculated on or prior to the Calculation Date (as defined below), except with respect to the Eleventh District Cost of Funds Rate, EURIBOR and LIBOR, which will be calculated on such Interest Determination Date. The "**Interest Determination Date**" with respect to:

- the CD Rate, the CMT Rate, the Commercial Paper Rate, the Federal Funds Rate and the Prime Rate will be the second Business Day immediately preceding the applicable Interest Reset Date;
- the Eleventh District Cost of Funds Rate will be the last Business Day of the month immediately preceding the applicable Interest Reset Date on which the Federal Home Loan Bank of San Francisco (the "**FHLB of San Francisco**") publishes the Index (as defined below);
- EURIBOR will be the second TARGET Settlement Date immediately preceding the applicable Interest Reset Date;
- LIBOR will be the second London Business Day immediately preceding the applicable Interest Reset Date, unless the Designated LIBOR Currency is pounds sterling, in which case the "**Interest Determination Date**" will be the applicable Interest Reset Date; and
- the Treasury Rate will be the day in the week in which the applicable Interest Reset Date falls on which day Treasury Bills (as defined below) are normally auctioned (Treasury Bills are normally sold at an auction held on Monday of each week, unless such Monday is a legal holiday, in which case the auction is normally held on the immediately succeeding Tuesday although such auction may be held on the preceding Friday); *provided, however*, that if an auction is held on the Friday of the week preceding the applicable Interest Reset Date, the "**Interest Determination Date**" will be such preceding Friday; provided, further, that if the Interest Determination Date would otherwise fall on an Interest Reset Date, then such Interest Reset Date will be postponed to the next succeeding Business Day.

The "**Interest Determination Date**" pertaining to a Floating Rate Note the interest rate of which is determined by reference to two or more Interest Rate Bases will be the most recent Business Day which is at least two Business Days prior to the applicable Interest Reset Date for such Floating Rate Note on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined as of such date, and the applicable interest rate will take effect on the applicable Interest Reset Date.

Notwithstanding the foregoing, a Floating Rate Note may also have, if specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, either or both of the following: (i) a Maximum Interest Rate, or ceiling, that may apply during any Interest Reset Period and (ii) a Minimum Interest Rate, or floor, that may apply during any Interest Reset Period. In addition to any Maximum Interest Rate that may apply to any Floating Rate Note, the interest rate on Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified, or other applicable law.

The date(s) on which interest on Floating Rate Notes is payable (each, an "**Interest Payment Date**" with respect to Floating Rate Notes) will be specified in the applicable Final Terms or, if no express Interest Payment Dates are so specified, on each date which falls at the end of the number of months or other period specified as the Interest Period in the applicable Final Terms or Pricing Term Sheet after the preceding Interest Payment Date (or after the Original Issue Date, in the case of the first such date).

If any Interest Payment Date (or other date which the applicable Final Terms or Pricing Term Sheet indicates is subject to adjustment in accordance with a business day convention) for any Floating Rate Note (other than an Interest Payment Date at the Maturity Date) would otherwise fall on a day that is not a Business Day, then, if the business day convention specified in the applicable Final Terms or Pricing Term Sheet is:

(a) the "Floating Rate Convention," such Interest Payment Date (or other date) shall be postponed to the next succeeding day which is a Business Day unless it would thereby fall into the next succeeding calendar month, in which event (1) such Interest Payment Date (or other date) shall be brought forward to the next preceding Business Day and (2) each subsequent Interest Payment Date (or other date) shall be the last Business Day in the month which falls the number of months or other period specified as the Interest Period in the applicable Final Terms or Pricing Term Sheet after the preceding applicable Interest Payment Date (or other date) occurred; or

(b) the "Following Business Day Convention," such Interest Payment Date (or other date) shall be postponed to the next succeeding day which is a Business Day; or

(c) the "Modified Following Business Day Convention," such Interest Payment Date (or other date) shall be postponed to the next succeeding day which is a Business Day unless it would thereby fall into the next succeeding calendar month, in which event such Interest Payment Date (or other date) shall be brought forward to the next preceding Business Day; or

(d) the "Preceding Business Day Convention," such Interest Payment Date (or other date) shall be brought forward to the next preceding Business Day.

If the Maturity Date of a Floating Rate Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest, will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after the Maturity Date to the date of such payment on the next succeeding Business Day.

All percentages resulting from any calculation on Floating Rate Notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five- or more one millionths of a percentage point rounded upwards (*e.g.*, 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all amounts used in or resulting from such calculation on Floating Rate Notes will be rounded, in the case of U.S. dollars, to the nearest cent or, in the case of a Specified Currency, to the nearest unit (with one-half cent or unit being rounded upwards).

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, each payment of Interest on a Floating Rate Note includes interest accrued from and including the Original Issue Date, or the immediately preceding Interest Payment Date to which interest has been paid or duly provided for, to but excluding the applicable Interest Payment Date or Maturity. Accrued Interest on each Floating Rate Note is calculated by multiplying its principal amount by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day in the applicable Interest Period. Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, the interest factor for each such day will be computed on the

basis of a 360-day year of twelve 30-day months if the day count convention specified in the applicable Pricing Supplement or Final Terms is "30/360" for the period specified thereunder, or by dividing the applicable per annum interest rate by 360 if the day count convention specified in the applicable Final Terms or Pricing Term Sheet is "Actual/360" for the period specified thereunder, or by dividing the applicable per annum interest rate by the actual number of days in the year if the day count convention specified in the applicable Pricing Supplement or Final Terms is "Actual/Actual" for the period specified thereunder. If no day count convention is specified in the applicable Final Terms or Pricing Term Sheet, the interest factor for each day in the relevant Interest Period will be computed, in the case of Notes for which an applicable Interest Rate Basis is the CMT Rate or the Treasury Rate and Notes denominated in Sterling, as if "Actual/Actual" has been specified therein and, in all other cases, as if "Actual/360" had been specified therein. Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, the interest factor for Floating Rate Notes for which the interest rate is calculated with reference to two or more Interest Rate Bases will be calculated in each period in the same manner as if only the applicable Interest Rate Basis specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, applied.

Upon request of the Holder of any Floating Rate Note, the "**Calculation Agent**" (as specified in the applicable Final Terms or Pricing Term Sheet, as the case may be) will disclose the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to such Floating Rate Note. Unless otherwise specified in the applicable Final Terms, the "**Calculation Date**", if applicable, pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination Date or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the Maturity Date, as the case may be. The determination of any interest rate by the Calculation Agent will be final and binding absent manifest error.

Upon request of the Holder of any Floating Rate Note, the Bank will provide or procure the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next Interest Period with respect to such Floating Rate Note. The Bank will notify or procure notification to any securities exchange on which the relevant Floating Rate Notes are for the time being listed of the interest rate, interest amount, the relevant Interest Payment Date and Interest Period, and, if and so long as any rules of such securities exchange require, will cause the same to be published as provided herein as soon as practicable after their determination but in no event later than the fourth London Business Day thereafter. If the relevant Floating Rate Notes are listed on the Irish Stock Exchange, the Bank will notify or procure notification to the Irish Stock Exchange referred to in the previous sentence prior to the first day of the relevant Interest Period.

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, the Calculation Agent shall determine each Interest Rate Basis in accordance with the following provisions.

CD Rate

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, "**CD Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the CD Rate (a "**CD Rate Interest Determination Date**"), the rate on such date for negotiable U.S. dollar certificates of deposit having the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, as published in H.15(519) (as defined below) under the heading "CDs (secondary market)" or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such CD Rate Interest Determination Date for negotiable US dollar certificates of deposit of the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, as

published in H.15 Daily Update (as defined below), or such other recognized electronic source used for the purpose of displaying such rate, under the caption "CDs (secondary market)". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the CD Rate on such CD Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such CD Rate Interest Determination Date, of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for negotiable US dollar certificates of deposit of major United States money banks with a remaining maturity closest to the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, in an amount that is representative for a single transaction in that market at that time; *provided, however*, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate determined as of such CD Rate Interest Determination Date will be the CD Rate in effect on such CD Rate Interest Determination Date.

"**H.15(519)**" means the weekly statistical release designated as such, published by the

Board of Governors of the Federal Reserve System and available on their website at *http://www.federalreserve.gov/releases/h15/update/h15upd.htm*, or any successor site or publication.

"**H.15 Daily Update**" means the daily update of H.15(519), available through the

worldwide web site of the Board of Governors of the Federal Reserve System at *http://www.federalreserve.gov/releases/h15/update/ h15upd.htm*, or any successor site or publication.

CMT Rate

(1) if "Reuters Page FRBCMT" (as defined below) is specified in the applicable Final Terms or Pricing Term Sheet, as the case may be:

(a) the percentage equal to the yield for United States Treasury securities at "constant maturity" having the Designated CMT Maturity Index specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, as published in H.15(519) under the caption "Treasury Constant Maturities", as the yield is displayed on Reuters (or any successor service) on page FRBCMT (or any other page as may replace the specified page on that service) ("**Reuters Page FRBCMT**"), on the particular CMT Rate Interest Determination Date, or

(b) if the rate referred to in clause (a) does not so appear on the Reuters Page FRBCMT, the percentage equal to the yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index and for the particular CMT Rate Interest Determination Date as published in H.15(519) under the caption "Treasury Constant Maturities", or

(c) if the rate referred to in clause (b) does not so appear in H.15(519), the rate on the particular CMT Rate Interest Determination Date for the period of the particular Designated CMT Maturity Index as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate which would otherwise have been published in H.15(519), or

(d) if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield-to-maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three leading primary United States government securities dealers in The City of New York (which may include the Dealers or their affiliates) (each, a "**Reference Dealer**"), selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(e) if fewer than five but more than two of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f) if fewer than three prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield-to-maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Designated CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(g) if fewer than five but more than two prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations will be eliminated, or

(h) if fewer than three prices referred to in clause (f) are provided as requested, the CMT Rate in effect on the particular CMT Rate Interest Determination Date,

(i) if two such United States Treasury securities with an original maturity greater than the Designated CMT Maturity Index have remaining terms to maturity equally close to such Designated CMT Maturity Index, the quotes for the Treasury security with the shorter original term to maturity will be used.

(2) if the "Reuters Page FEDCMT" (as defined below) is specified in the applicable Final Terms or Pricing Term Sheet, as the case may be:

(a) the percentage equal to the one-week or one-month, as specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, average yield for United States Treasury securities at "constant maturity" having the Designated CMT Maturity Index, as published in H.15(519) opposite the caption "Treasury Constant Maturities", as the yield is displayed on Reuters on page FEDCMT (or any other page as may replace the specified page on that service) ("**Reuters Page FEDCMT**"), for the week or one-month, as applicable, ended immediately preceding the week or month, as applicable, in which such CMT Rate Interest Determination Date falls, or

(b) if the rate referred to in clause (a) does not so appear on the Reuters Page FEDCMT, the percentage equal to the one-week or one-month, as applicable, average yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index for the week or month, as applicable, preceding such CMT Rate Interest Determination Date as published in H.15(519) opposite the caption "Treasury Constant Maturities," or

(c) if the rate referred to in clause (b) does not so appear in H.15(519), the one-week or one-month, as applicable, average yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index as otherwise announced by the Federal Reserve Bank of New York for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which such CMT Rate Interest Determination Date falls, or

(d) if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield-to-maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in such securities in that market at that time, or

(e) if fewer than five but more than two of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f) if fewer than three prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield-to-maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference

Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Designated CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at the time, or

(g) if fewer than five but more than two prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest or the lowest of the quotations will be eliminated, or

(h) if fewer than three prices referred to in clause (f) are provided as requested, the CMT Rate in effect on that CMT Rate Interest Determination Date, or

(i) if two such United States Treasury securities with an original maturity greater than the Designated CMT Maturity Index have remaining terms to maturity equally close to such Designated CMT Maturity Index, the quotes for the United States Treasury security with the shorter original term to maturity will be used.

"**Designated CMT Maturity Index**" means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable Final Terms with respect to which the CMT Rate will be calculated.

Commercial Paper Rate

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, "**Commercial Paper Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Commercial Paper Rate (a "**Commercial Paper Rate Interest Determination Date**"), the Money Market Yield (as defined below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, as published in H.15(519) under the caption "Commercial Paper-Nonfinancial" or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Money Market Yield on such Commercial Paper Rate Interest Determination Date for commercial paper having the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Commercial Paper-Nonfinancial". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on such Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 A.M., New York City time, on such Commercial Paper Rate Interest Determination Date of three leading dealers of U.S. dollar commercial paper in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for commercial paper having the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, placed for industrial issuers whose bond rating is "Aa", or the equivalent, from a nationally recognized statistical rating organization; *provided, however*, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper

Rate determined as of such Commercial Paper Rate Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

"**Money Market Yield**" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{Money Market Yield} = \frac{D \times 360}{360 - (D \times M)} \times 100$$

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the applicable Interest Reset Period.

Eleventh District Cost of Funds Rate

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, "**Eleventh District Cost of Funds Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Eleventh District Cost of Funds Rate (an "**Eleventh District Cost of Funds Rate Interest Determination Date**"), the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which such Eleventh District Cost of Funds Rate Interest Determination Date falls as set forth opposite the caption "11TH Dist COFI" on the display on Reuters (or any successor service) on page "COFI/ARMS" (or any other page as may replace such page on such service) ("**COFI/ARMS**") as of 11:00 A.M., San Francisco time, on such Eleventh District Cost of Funds Rate Interest Determination Date. If such rate does not appear on the COFI/ARMS Page on such Eleventh District Cost of Funds Rate Interest Determination Date, then the Eleventh District Cost of Funds Rate on such Eleventh District Cost of Funds Rate Interest Determination Date shall be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (the "**Index**") by the FHLB of San Francisco as such cost of funds for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date. If the FHLB of San Francisco fails to announce the Index on or prior to such Eleventh District Cost of Funds Rate Interest Determination Date for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date, the Eleventh District Cost of Funds Rate determined as of such Eleventh District Cost of Funds Rate Interest Determination Date will be the Eleventh District Cost of Funds Rate in effect on such Eleventh District Cost of Funds Rate Interest Determination Date; provided, that if no Eleventh District Cost of Funds Rate was in effect on such Interest Determination Date, the rate on such Floating Rate Note for the following Interest Reset Period shall be the Initial Interest Rate.

EURIBOR

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, "**EURIBOR**" means the rate determined in accordance with the following provisions:

(i) With respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to EURIBOR (a "**EURIBOR Interest Determination Date**"), EURIBOR will be the rate for deposits in euro as sponsored, calculated and published jointly by the European Banking Federation and ACI—The Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing those rates, having the Index Maturity as specified in such Final Terms or Pricing Term Sheet, as the case may be, commencing on the applicable Interest Reset Date, that appears on Reuters on page EURIBOR01 (or any other page as may replace such page on such service) ("**Reuters Page EURIBOR01**") as of 11:00 A.M., Brussels time, on such EURIBOR Interest

Determination Date; or if no such rate so appears, EURIBOR on such EURIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii) With respect to a EURIBOR Interest Determination Date on which no rate appears on the Reuters Page EURIBOR01 as specified in Clause (i) above, the Calculation Agent will request the principal Euro-zone office of each of four major reference banks (which may include the Dealers or their affiliates) in the Euro-zone interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in euro for the period of the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, commencing on the applicable Interest Reset Date, to prime banks in the Euro-zone interbank market at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date and in a principal amount not less than the equivalent of US$1,000,000 in euros that is representative for a single transaction in euro in such market at such time. If at least two such quotations are so provided, then EURIBOR on such EURIBOR Interest Determination Date will be the arithmetic mean of such quotations.

(iii) If fewer than two such quotations are so provided, then EURIBOR on such EURIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date by four major banks (which may include Dealers or their affiliates) in the Euro-zone selected by the Calculation Agent for loans in euro to leading European banks, having the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, commencing on that Interest Reset Date and in a principal amount not less than the equivalent of US$1,000,000 in euros that is representative for a single transaction in euro in such market at such time.

(iv) If the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, EURIBOR determined as of such EURIBOR Interest Determination Date will be EURIBOR in effect on such EURIBOR Interest Determination Date.

"**Euro-zone**" means the region comprised of member states of the European Union that have adopted the single currency in accordance with the Treaty on European Union signed at Maastricht on February 7, 1992.

Federal Funds Rate

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, "**Federal Funds Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Federal Funds Rate (a "**Federal Funds Rate Interest Determination Date**"),

(i) if "Federal Funds (Effective) Rate" is the specified Federal Funds Rate in the applicable Final Terms or Pricing Term Sheet, as the case may be, the Federal Funds Rate as of the Federal Funds Rate Interest Determination Date shall be the rate with respect to such date for U.S. dollar federal funds as published in H.15(519) opposite the heading "Federal funds (effective)" and that appears on Reuters (or any successor service) on Reuters Page FEDFUNDS 1 (or any other page as may replace such page on such service) under the heading "EFFECT" or, if such rate does not appear on Reuters Page FEDFUNDS 1 or is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate with respect to such Federal Funds Rate Interest Determination Date for U.S. dollar federal funds as published in H.15 Daily

Update, or such other recognized electronic source used for the purpose of displaying such rate, opposite the caption "Federal funds (effective)". If such rate does not appear on Reuters Page FEDFUNDS 1 or is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Federal Funds Rate with respect to such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight U.S. dollar federal funds arranged by three leading brokers of U.S. dollar federal funds transactions in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent prior to 9:00 A.M., New York City time, on the Business Day following such Federal Funds Rate Interest Determination Date; provided, however, that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date, or if no Federal Funds Rate was in effect on such Interest Determination Date, the rate on such Floating Rate Note for the following Interest Reset Period shall be the Initial Interest Rate.

(ii) if "Federal Funds Open Rate" is the specified Federal Funds Rate in the applicable Final Terms or Pricing Term Sheet, as the case may be, the Federal Funds Rate as of the applicable Federal Funds Rate Interest Determination Date shall be the rate on such date under the heading "Federal Funds" for the relevant Index Maturity and opposite the caption "Open" as such rate is displayed on Reuters on page 5 (or any other page as may replace such page on such service) ("**Reuters Page 5**"), or, if such rate does not appear on Reuters Page 5 by 3:00 P.M., New York City time, on the Calculation Date, the Federal Funds Rate for the Federal Funds Rate Interest Determination Date will be the rate for that day displayed on the FFPREBON Index page on Bloomberg L.P. ("**Bloomberg**"), which is the Fed Funds Opening Rate as reported by Prebon Yamane (or a successor) on Bloomberg. If such rate does not appear on Reuters Page 5 or is not displayed on the FFPREBON Index page on Bloomberg or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Federal Funds Rate on such Federal Funds Rate Interest Determination Date shall be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight U.S. Dollar federal funds arranged by three leading brokers of U.S. Dollar federal funds transactions in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent prior to 9:00 A.M., New York City time, on such Federal Funds Rate Interest Determination Date; *provided, however,* that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date, or if no Federal Funds Rate was in effect on such Interest Determination Date, the rate on such Floating Rate Note for the following Interest Reset Period shall be the Initial Interest Rate.

(iii) if "Federal Funds Target Rate" is the specified Federal Funds Rate in the applicable Final Terms or Pricing Term Sheet, as the case may be, the Federal Funds Rate as of the applicable Federal Funds Rate Interest Determination Date shall be the rate on such date as displayed on the FDTR Index page on Bloomberg. If such rate does not appear on the FDTR Index page on Bloomberg by 3:00 P.M., New York City time, on the Calculation Date, the Federal Funds Rate for such Federal Funds Rate Interest

Determination Date will be the rate for that day appearing on Reuters on page USFFTARGET= (or any other page as may replace such page on such service) ("**Reuters Page USFFTARGET=**"). If such rate does not appear on the FDTR Index page on Bloomberg or is not displayed on Reuters Page USFFTARGET= by 3:00 P.M., New York City time, on the related Calculation Date, then the Federal Funds Rate on such Federal Funds Rate Interest Determination Date shall be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight U.S. Dollar federal funds arranged by three leading brokers of U.S. Dollar federal funds transactions in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent prior to 9:00 A.M., New York City time, on such Federal Funds Rate Interest Determination Date, or if no Federal Funds Rate was in effect on such Interest Determination Date, the rate on such Floating Rate Note for the following Interest Reset Period shall be the Initial Interest Rate.

LIBOR

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, "**LIBOR**" means the rate determined in accordance with the following provisions:

(i) With respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to LIBOR (a "**LIBOR Interest Determination Date**")), LIBOR will be the rate for deposits in the Designated LIBOR Currency for a period of the Index Maturity specified in such Final Terms or Pricing Term Sheet, as the case may be, commencing on the applicable Interest Reset Date, that appears on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date, or if no such rate so appears, LIBOR on such LIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii) With respect to a LIBOR Interest Determination Date on which no rate appears on the Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks (which may include the Dealers or their affiliates) in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in the Designated LIBOR Currency for the period of the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center, on such LIBOR Interest Determination Date by three major banks (which may include the Dealers or their affiliates) in such Principal Financial Center selected by the Calculation Agent for loans in the Designated LIBOR Currency to leading European banks, having the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, commencing on that Interest Reset Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such

market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date or, if no LIBOR rate was in effect on such Interest Determination Date, the rate on such Floating Rate for the following Interest Reset Period shall be the Initial Interest Rate.

"**Designated LIBOR Currency**" means the currency specified in the applicable Final Terms or Pricing Term Sheet, as.the case may be, as to which LIBOR shall be calculated or, if no such currency is specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, US dollars.

"**Designated LIBOR Page**" means the display on Reuters on page LIBOR01 or LIBOR02, as specified in the applicable Pricing Supplement or Final Terms (or any other page as may replace such page on such service), for the purpose of displaying the London interbank rates of major banks (which may include affiliates of the Distribution Agents) for the Designated LIBOR Currency.

Prime Rate

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, "**Prime Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Prime Rate (a "**Prime Rate Interest Determination Date**"), the rate on such date as such rate is published in H.15(519) opposite the caption "Bank prime loan" or, if not published prior to 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Prime Rate Interest Determination Date as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, opposite the caption "Bank Prime Loan". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Prime Rate shall be the arithmetic mean, as determined by the Calculation Agent, of the rates of interest publicly announced by each bank that appears on Reuters on page USPRIME1 (or any other page as may replace such page on such service for the purpose of displaying prime rates or base lending rates of major United States banks ("**Reuters Page USPRIME1**")) as such bank's prime rate or base lending rate as of 11:00 A.M., New York City time, on such Prime Rate Interest Determination Date. If fewer than four such rates so appear on Reuters Page USPRIME1 for such Prime Rate Interest Determination Date by 3:00 P.M., New York City time on the related Calculation Date, then the Prime Rate shall be the arithmetic mean calculated by the Calculation Agent of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by three major banks (which may include the Dealers or their affiliates) in New York City selected by the Calculation Agent; *provided, however,* that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Prime Rate determined as of such Prime Rate Interest Determination Date will be the Prime Rate in effect on such Prime Rate Interest Determination Date or, if no Prime Rate was in effect on such Prime Rate Interest Determination Date, the rate on such Floating Rate Note for the following Interest Reset Period shall be the Initial Interest Rate.

Treasury Rate

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, "**Treasury Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined by reference to the Treasury Rate (a "**Treasury Rate Interest Determination Date**"), the rate from the auction held on such Treasury Rate Interest Determination Date (the "**Auction**") of direct obligations of the United States ("**Treasury Bills**") having the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case

may be, under the caption "INVEST RATE" on the display on Reuters (or any successor service) on page USAUCTION 10 (or any other page as may replace such page on such service) ("**Reuters Page USAUCTION 10**") or page USAUCTION 11 (or any other page as may replace such page on such service) ("**Reuters Page USAUCTION 11**") or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield (as defined below) of the auction rate of such Treasury Bills as announced by the U.S. Department of the Treasury. In the event that the auction rate of Treasury Bills having the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, is not so announced by the U.S. Department of the Treasury, or if no such Auction is held, then the Treasury Rate will be the Bond Equivalent Yield of the rate on such Treasury Rate Interest Determination Date of Treasury Bills having the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, as published in H.15(519) under the caption "U.S. Government securities/Treasury bills/secondary market" or, if not yet published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Treasury Rate Interest Determination Date of such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "U.S. Government securities/Treasury bills/secondary market". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Treasury Rate will be calculated by the Calculation Agent and will be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such Treasury Rate Interest Determination Date, of three leading primary U.S. government securities dealers (which may include the Dealers or their affiliates) selected by the Calculation Agent, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable Final Terms or Pricing Term Sheet, as the case may be; *provided, however*, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date or, if no Treasury Rate was in effect on such Treasury Rate Interest Determination Date, the rate on such Floating Rate Note for the following Interest Reset Period shall be the Initial Interest Rate.

"**Bond Equivalent Yield**" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{Bond Equivalent Yield} = \frac{D \times N}{360 - (D \times M)} \times 100$$

where "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the applicable Interest Reset Period.

Other/Additional Provisions; Addendum

Any provisions with respect to the Notes, including the specification and determination of one or more Interest Rate Bases, the calculation of the interest rate applicable to a Floating Rate Note, the Interest Payment Dates, the Stated Maturity, any redemption or repayment provisions or any other term relating thereto, may be modified and/or supplemented as specified under "Other/Additional Provisions; Addendum" in the applicable Final Terms or Pricing Term Sheet, as the case may be; provided that the provisions relating to maturity, redemption, repayment, events of default and subordination of the Subordinated Notes shall not be so capable of modification under "Other/ Additional Provisions: Addendum" in the applicable Final Terms or Pricing Term Sheet, as the case may be, unless the prior written consent of the Financial Regulator has been obtained or is for the purpose of correcting a manifest error.

Discount Notes

Anglo may from time to time offer Notes ("**Discount Notes**") that have an Issue Price (as specified in the applicable Final Terms or Pricing Term Sheet, as the case may be) that is less than 100% of the principal amount thereof (*i.e.*, par) by more than a percentage equal to the product of 0.25% and the number of full years to the Stated Maturity. Discount Notes may not bear any interest currently or may bear interest at a rate that is below market rates at the time of issuance. The difference between the Issue Price of a Discount Note and par is referred to herein as the "**Discount**". In the event of redemption, repayment or acceleration of maturity of a Discount Note, the amount payable to the Holder of such Discount Note will be equal to the sum of (i) the Issue Price (increased by any accruals of Discount) and, in the event of any redemption of such Discount Note (if applicable), multiplied by the Initial Redemption Percentage (as adjusted by the Annual Redemption Percentage Reduction, if applicable) and (ii) any unpaid interest accrued thereon to the date of such redemption, repayment or acceleration of maturity, as the case may be.

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, for purposes of determining the amount of Discount that has accrued as of any date on which a redemption, repayment or acceleration of Maturity occurs for a Discount Note, such Discount will be accrued using a constant yield method. The constant yield will be calculated using a 30-day month, 360-day year convention, a compounding period that, except for the Initial Period (as defined below), corresponds to the shortest period between Interest Payment Dates for the applicable Discount Note (with ratable accruals within a compounding period), a coupon rate equal to the initial coupon rate applicable to such Discount Note and an assumption that the Maturity of such Discount Note will not be accelerated. If the period from the Original Issue Date to the initial Interest Payment Date for a Discount Note (the "**Initial Period**") is shorter than the compounding period for such Discount Note, a proportionate amount of the yield for an entire compounding period will be accrued. If the Initial Period is longer than the compounding period, then such period will be divided into a regular compounding period and a short period with the short period being treated as provided in the preceding sentence. The accrual of the applicable Discount may differ from the accrual of original issue discount for purposes of the US Internal Revenue Code of 1986, as amended (the "**Code**"). Certain Discount Notes may not be treated as having original issue discount within the meaning of the Code, and Notes other than Discount Notes may be treated as issued with original issue discount for United States federal income tax purposes. See "US Taxation-Certain United States Federal Income Tax Considerations".

Indexed Notes

Anglo may from time to time offer Notes ("**Indexed Notes**") with the amount of principal, premium and/or interest payable in respect thereof to be determined with reference to the price or prices of specified commodities or stocks, to the exchange rate of one or more designated currencies relative to an indexed currency or to other items, in each case as specified in the applicable Final Terms or Pricing Term Sheet, as the case may be. In certain cases, a Holder of an Indexed Note may receive a principal payment on Maturity that is greater than or less than the principal amount of such Indexed Note depending upon the relative value on Maturity of the specified indexed item. Information as to the method for determining the amount of principal, premium, if any, and/or interest, if any, payable in respect of Indexed Notes, certain historical information with respect to the specified indexed item and any material tax considerations associated with an investment in Indexed Notes will be specified in the applicable Final Terms. See also "Risk Factors".

Unless otherwise stated in the applicable Final Terms or Pricing Term Sheet, as the case may be, in the event that the principal, premium and/or interest, if any, or any other amount payable in respect of any Note is to be determined by means of quotations obtained from major banks or other

relevant sources, such quotations will be requested on the basis of a representative amount of a normal single transaction in the relevant market and at the relevant time for such quotation.

Additional Notes

Anglo may issue additional Notes of a Series having identical terms to that of a prior tranche of Notes of the same Series but for the Original Issue Date and the offering price ("**Additional Notes**"). The Final Terms or Pricing Term Sheet, as the case may be, relating to any Additional Notes .will set forth matters related to such issuance, including identifying the prior tranche of Notes, their Original Issue Date and the aggregate principal amount of Notes then-comprising such Series.

Amortizing Notes

Anglo may from time to time offer Notes with the amount of principal thereof and interest thereon payable in instalments over the term of such Notes ("**Amortizing Notes**"). Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, interest on each Amortizing Note will be computed on the basis of a 360-day year of twelve 30-day months. Payments with respect to Amortizing Notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. Further information concerning additional terms and provisions of Amortizing Notes will be specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, including a table, formula or formulae setting forth repayment information for such Amortizing Notes.

Payment of Additional Amounts

Anglo will, subject to certain limitations and exceptions (set forth below) pay to the Holder of any Note such additional amounts as may be necessary in order that every net payment of the principal of (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) and interest and Arrears of Interest, if any, on such Note, after deduction or other withholding for or on account of any present or future tax, assessment, duty or other governmental charge of any nature whatsoever imposed, levied or collected by or on behalf of Ireland, or any political subdivision thereof or authority therein having power to tax, will not be less than the amount provided for in such Note as then due and payable. No such additional amount shall, however, be payable on any Note on account of any tax, assessment, duty or other governmental charge which is payable:

(a) by reason of such Holder having presented for payment in Ireland;

(b) by reason of presenting for payment by or on behalf of a Holder who is liable for such taxes, assessments, duties or other governmental charges in respect of such Note by reason of such Holder being connected with Ireland (other than merely by reason of the fact of his ownership of such Note);

(c) by reason of such Holder having presented for payment more than 30 days after the Relevant Date (as defined below) for payment of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest, if any, in respect of such Note, except to the extent that the Holder thereof would have been entitled to additional amounts on presenting the same for payment on such thirtieth day assuming that day to have been an Interest Payment Date;

(d) by reason of such tax assessment, duty or other governmental charge required to be withheld by any Trustee or Paying Agent from any payment of principal or interest with respect to any Note, if such payment can be made without such withholding by any other Trustee or Paying Agent with respect to the Notes in a Member State of the European Union;

(e) by reason of any tax, assessment, duty or other governmental charge required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such directive; or

(f) owing to a combination of clauses (a) through (e) above.

"**Relevant Date**" means the date on which the payment of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest or Arrears of Interest, if any, on a Note first becomes due and payable but, if the full amount of the monies payable on such date has not been received by the relevant Paying Agent or as it shall have directed on or prior to such date, the "Relevant Date" means the date on which such monies shall have been so received.

Redemption and Repurchase

General

The Final Terms or Pricing Term Sheet, as the case may be, relating to a Series of Notes will indicate either that such Notes cannot be redeemed prior to Maturity, other than for tax reasons (as set forth below), or the terms on which the Notes will be redeemable prior to Maturity at the option of Anglo or at the option of the Holder or at the option of either. Notice of redemption shall be provided as set forth below under "—Notices".

Perpetual Subordinated Notes

The Perpetual Subordinated Notes will be undated and, accordingly, will have no Stated Maturity and may not be repaid except in accordance with the provisions set forth below under "—Redemption for Tax Reasons", "—Repurchase" and "Events of Default—Subordinated Notes" or in any applicable Final Terms or Pricing Term Sheet, as the case may be.

Redemption for Tax Reasons

The Notes of any Series may be redeemed, subject to any other terms set forth in the applicable Final Terms or Pricing Term Sheet, as the case may be, as a whole but not in part, at the option of Anglo, upon not more than 60 days', nor less than 30 days', prior notice given as provided below under "—Notices", at a redemption price equal to 100% of the principal amount (or at the then current Amortized Face Amount, if the Note is a Discount Note or, if such Note is an Indexed Note or Amortizing Note, at the Redemption Price (as defined below) specified in the applicable Final Terms or Pricing Term Sheet, as the case may be) (and premium, if any, thereon) together with interest and Arrears of Interest accrued, if any, to the date fixed for redemption, if on the next succeeding Interest Payment Date Anglo will become obligated to pay additional amounts as a result of any change in, or amendment to, the laws or regulations of Ireland or any political subdivision thereof or by any authority therein or thereof having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first tranche of the Notes (as provided in the

applicable Indenture for the Notes of such Series) and such obligation cannot be avoided by the use of reasonable measures available to Anglo; provided, that (a) Senior Notes of any such Series may not be so redeemed if such obligation of Anglo to pay such additional amounts as aforesaid arises by reason of Anglo no longer being a bank authorized under the Central Bank Act 1971 (as amended) or interest paid on the Notes of any such Series not being paid in the ordinary course of its business, in each case as a consequence of any action taken by Anglo, and (b)(i) Subordinated Notes may be so redeemed only with the prior written consent of the Financial Regulator, and (ii) may not be so redeemed if such obligation of Anglo to pay such additional amounts as aforesaid arises by reason of the Subordinated Notes not being listed on a "recognized stock exchange" for the purposes of section 64 of the Taxes Consolidation Act 1997 (as amended) or as a result of payments on the Subordinated Notes being made by or through a paying agent not outside Ireland.

In the event that Anglo elects to redeem the Notes of any Series pursuant to the provisions set forth in the preceding paragraph, Anglo will deliver to the applicable Trustee (i) a certificate, signed by two authorized officers of Anglo, evidencing compliance with such provisions and stating that Anglo is entitled to redeem the Notes of any such Series pursuant to the terms of such Notes and the applicable Indenture and (ii) a written Opinion of Counsel to Anglo to the effect that the circumstances referred to above exist.

Redemption at the Option of Anglo

The Notes will be redeemable at the option of Anglo (subject, in the case of Subordinated Notes, to the prior written consent of the Financial Regulator having been obtained) prior to the Stated Maturity if, and only if, an Initial Redemption Date ("**Initial Redemption Date**") is specified in the applicable Final Terms or Pricing Term Sheet, as the case may be. If so specified, and subject to any other terms set forth in the applicable Final Terms or Pricing Term Sheet, as the case may be, the Notes will be subject to redemption at the option of Anglo on any date on and after the applicable Initial Redemption Date in whole or from time to time in part in increments of US$750,000 or €500,000, or the minimum denomination specified in such Final Terms or Pricing Term Sheet, as the case may be (provided that any remaining principal amount thereof shall be at least US$750,000 or €500,000, or such minimum denomination), at the applicable Redemption Price on notice given not more than 60 days, if the Notes are being redeemed in whole, or 45 days, if the Notes are being redeemed in part, nor less than 30 days prior to the date of redemption and in accordance with the provisions of the respective Indenture. "**Redemption Price**" with respect to a Note, means, unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, an amount equal to the sum of (i) the Initial Redemption Percentage specified in such Final Terms or Pricing Term Sheet, as the case may be (as adjusted by the Annual Redemption Percentage Reduction, if applicable (as specified in such Final Terms or Pricing Term Sheet, as the case may be)) multiplied by the unpaid principal amount or the portion to be redeemed plus (ii) accrued interest, if any, to the date of redemption. Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, the Initial Redemption Percentage, if any, applicable to a Note shall decline at each anniversary of the Initial Redemption Date by an amount equal to the applicable Annual Redemption Percentage Reduction, if any, until the Redemption Price is equal to 100% of the unpaid principal amount thereof or the portion thereof to be redeemed. Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, the Notes will not be subject to any sinking fund.

Repayment at the Option of the Holders of Senior Notes

If so specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, the Senior Notes will be repayable by Anglo in whole or in part at the option of the Holders thereof on their respective optional repayment dates ("**Optional Repayment Dates**") specified in such Final Terms or Pricing Term Sheet, as the case may be. For the avoidance of doubt, the Subordinated Notes will not be so repayable. If no Optional Repayment Date is specified with respect to a Note, such Note will not be repayable at the option of the Holder thereof prior to the Stated Maturity. Any repayment in part will be in increments of US$750,000 or €500,000, or the minimum denomination specified in the applicable Final Terms or Pricing Term Sheet, as the case may be (provided that any remaining principal amount thereof shall be at least US$750,000 or €500,000, or such minimum denomination). Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, the repayment price for any Note to be repaid means an amount equal to the sum of the unpaid principal amount thereof or the portion thereof plus accrued interest or Arrears of Interest to the date of repayment. Except as otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, exercise of the repayment option is irrevocable.

Selection of Notes for Partial Redemption

In the case of any partial redemption of Notes, and subject to any other terms specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, the Notes to be redeemed shall be selected either by the applicable Trustee individually by lot not more than 60 days prior to the Redemption Date from the outstanding Notes not previously called for redemption or in such other manner as may be agreed by Anglo and the Holders.

Repurchase

Anglo may (subject, in the case of Subordinated Notes, to the prior written consent of the Financial Regulator having been obtained) at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased may be held or resold or, at the discretion of Anglo, surrendered to the applicable Trustee for cancellation. If any applicable Final Terms or Pricing Term Sheet, as the case may be, provides for mandatory sinking fund payments with respect to such Notes, the Indentures provide that in lieu of making all or any part of any mandatory sinking fund payment in cash, Anglo may deliver to the applicable Trustee Notes previously purchased or otherwise acquired by Anglo (to the extent not previously credited).

Events of Default—Senior Notes

The following shall constitute "Events of Default" with respect to the Senior Notes:

(a) failure to pay, or to duly provide for the payment of, any principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) of any Senior Note of the Series of Senior Notes of which such Senior Note is a part when due (whether at Maturity, upon redemption or otherwise);

(b) a failure to pay, or to duly provide for the payment of, any interest for a period of 14 days or more, in respect of any Senior Note of the Series of Senior Notes of which such Senior Note is a part when due;

(c) a failure to make any payment in respect of present and future indebtedness for Borrowed Money (as defined in the Senior Indenture) (which indebtedness (i) has an outstanding aggregate principal amount of at least the Specified Amount and (ii) is

other than indebtedness in respect of a Limited Recourse Transaction) to a Third Party of Anglo or any of its subsidiaries on its due date (or by the expiry of any applicable grace period as originally provided) or such indebtedness becoming due and payable prior to the Stated Maturity by reason of default or the failure to honour any guarantee or indemnity (other than any guarantee or indemnity given in the ordinary course of business) of any payment in respect of present and future indebtedness for Borrowed Money of any Third Party given by Anglo or any of its subsidiaries (other than indebtedness in respect of any Limited Recourse Transaction) when due and called upon (or by the expiry of any applicable grace period as originally provided, except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount);

(d) a default by Anglo in the performance or observance of any obligation, condition or provision binding on it under the Senior Notes or the Senior Indenture (other than any obligation included in the Senior Indenture solely for the benefit of Senior Notes other than the Senior Notes of any such particular Series) and, except where such default is or the effects of such default are, in the opinion of the Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Senior Trustee may permit) after written notice thereof has been given by the Senior Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes of that Series to Anglo requiring the same to be remedied;

(e) an order is made or an effective resolution is passed for the winding-up of Anglo or any Material Subsidiary (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Senior Trustee or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Notes or, in any case concerning Anglo, as a result of a Permitted Reorganization);

(f) save in the case of Anglo for a Permitted Reorganization, Anglo or any Material Subsidiary stops or threatens to stop payment to its creditors generally or Anglo or any Material Subsidiary ceases or threatens to cease to carry on its business or substantially the whole of its business;

(g) an encumbrancer is able to take possession or a receiver, administrator, administrative receiver or other similar officer is able to be appointed of the whole or any material part of the undertaking, property and assets of Anglo or any Material Subsidiary as any mortgage, charge, pledge, lien or other encumbrance securing indebtedness, guarantee or indemnity created or assumed by Anglo or any Material Subsidiary becomes enforceable or a distress or execution of a claim for US$1,000,000 (or its equivalent in any other currency or currencies as determined by the Senior Trustee) or more is levied or enforced upon or sued out against the whole or any material part of the chattels or property of Anglo or any Material Subsidiary and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Senior Trustee may permit);

(h) save in the case of Anglo for a Permitted Reorganization, Anglo or any Material Subsidiary becomes insolvent or applies for or consents to or suffers the appointment of a liquidator or an administrative or other receiver or an examiner (under the Companies (Amendment) Act, 1990 of Ireland) or an administrator of itself or the whole or any substantial part of its undertaking, property, assets or revenues or takes any proceeding under any law for a readjustment or deferment of its obligations or any

substantial part thereof or makes or enters into a general assignment or an arrangement or composition with or for the benefit of its creditors;

(i) Anglo or any Material Subsidiary is unable to pay its debts generally; or

(j) any other event of default provided with respect to Senior Notes of that Series.

"**Limited Recourse Transaction**" means a transaction entered into or to be entered into by Anglo or any of its subsidiaries where the sole recourse, insofar as Anglo or any of its subsidiaries is concerned, of the provider of funds is to an asset financed by those funds or to an SPC Subsidiary or to SPC Subsidiaries formed in connection with such transaction, such provider having no recourse to the general assets or undertaking of (as the case may be) Anglo or any of its subsidiaries. A certificate by the auditors addressed to the Senior Trustee that in their opinion a transaction is or is not or was or was not a Limited Recourse Transaction shall, in the absence of manifest error, be conclusive and binding on all parties.

"**Material Subsidiary**" means any subsidiary of Anglo whose total assets (attributable to Anglo) represent 10% or more of the Total Assets of the Group. A certificate by the auditors addressed to the Senior Trustee that in their opinion a subsidiary is or is not or was or was not at any particular time or throughout any specified period an SPC Subsidiary or Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"**Permitted Reorganization**" means an amalgamation, merger consolidation, reorganization or other similar arrangement entered into by Anglo under which:

(a) the whole of the business, undertaking and assets of Anglo are transferred to and all the liabilities and obligations of Anglo are assumed by the new or surviving entity automatically by operation of the laws of Ireland; and

(b) the new or surviving entity will immediately after such amalgamation, merger, consolidation, reorganization or other similar arrangement be subject to the same regulation and supervision by the Central Bank of Ireland as the Issuer was subject immediately prior thereto.

"**SPC Subsidiary**" means a subsidiary of Anglo acquired or formed or used by Anglo or any subsidiary of Anglo for the sole purpose of a Limited Recourse Transaction where, insofar as (as the case may be) Anglo or any other subsidiary of Anglo is concerned, the sole recourse of a provider of funds in relation to such Limited Recourse Transaction is to such first-mentioned subsidiary or the assets of such first-mentioned subsidiary or the shares in, or the securities, debentures, loan instruments, debts or other covenants of, such first-mentioned subsidiary and neither such provider of funds nor any other party will have any recourse to (as the case may be) Anglo or any of its other subsidiaries or its or their other assets for the liabilities of such first- mentioned subsidiary and "SPC Subsidiaries" shall be construed accordingly.

"**Specified Amount**" means the greater of (a) $20,000,000 or its equivalent in any other currency or currencies and (b) 0.15% of the Total Assets (as defined below).

"**Third Party**" means any person not being Anglo or a subsidiary of Anglo and "Third Parties" shall be construed accordingly.

"**Total Assets**" means the consolidated total assets of the Group as shown by the latest audited consolidated balance sheet of the Group.

In case an Event of Default with respect to any Series of Senior Notes shall have occurred and be continuing, the Senior Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Senior Notes of that Series may declare the principal of (including premium, if any on) or (in the case of Discount Notes) such lesser amount as may be provided for with respect to such Notes,

all the Senior Notes of that Series to be due and payable immediately, by a notice in writing to Anglo (and to the Senior Trustee if given by Holders), and upon any such declaration of acceleration such principal or such lesser amount, as the case may be, including premium, if any, thereon, together with any accrued interest and all other amounts owing under such Senior Notes and under the Senior Indenture (with respect to such Series of Senior Notes), shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which have been expressly waived by Anglo. Upon such an acceleration, any premium and interest on the Outstanding Senior Notes shall also become due and payable. At any time after such a declaration of acceleration but before a judgment or decree for payment of the money due has been obtained by the Senior Trustee or the Holders of such Outstanding Senior Notes, the Holders of a majority in aggregate principal amount of such Outstanding Senior Notes may rescind and annul such acceleration and its consequences, provided all required payments (other than as a result of such acceleration) have been made and all Events of Default with respect to such Senior Notes shall have been cured or waived.

The Holders of a majority in aggregate principal amount of the Outstanding Senior Notes of a Series may waive, on behalf of the Holders of all such Senior Notes of that Series, any past default of that series with respect to the Senior Notes of that Series and its consequences, except a default in the payment of the principal of (or premium, if any, on) or interest, if any, on any such Senior Note of that Series or a default in respect of a covenant or provision of the Senior Indenture that cannot be modified or amended without the consent of the Holders of each such Senior Note of that Series affected thereby. See "—Waivers" below.

Anglo has also covenanted that if (i) there is a failure to pay, or to duly provide for the payment of, any interest for a period of 14 days upon any Senior Note of a Series when such interest becomes due and payable or (ii) there is a failure to pay, or to duly provide for the payment of, the principal of (or premium, if any, on) any Senior Note of a Series when due (whether at Maturity, upon redemption or otherwise), Anglo will, upon demand of the Senior Trustee for the Senior Notes of such Series acting at the direction of the Holders of at least 10% in aggregate principal amount of the Outstanding Notes, pay to it, for the benefit of the Holders of such Senior Notes, the whole amount then due and payable on such Senior Notes for principal (and premium, if any) and interest, if any, with interest upon the overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue instalments of interest at a rate per annum equal to the rate borne by such Senior Notes (or, in the case of Discount Notes, the Notes' Yield to Maturity); and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Senior Trustee, its agents and counsel.

If Anglo fails to pay such amounts forthwith upon such demand, the Senior Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, and may prosecute such proceedings to judgment or final decree, and may enforce the same against Anglo or any other obligor upon the Senior Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of Anglo, or any other obligor upon the Senior Notes, wherever situated.

Holders of Senior Notes of any Series may not enforce the Senior Indenture or Senior Notes, except as described in the preceding paragraphs; provided that each Holder of Senior Notes will have the right to institute suit for the enforcement of payment of the principal of (and premium, if any, on) and interest, if any, on such Senior Notes on the respective Stated Maturities thereof. The Senior Trustee may require indemnity satisfactory to it before it enforces the Senior Indenture or Senior Note. Subject to certain limitations, Holders of a majority in aggregate principal amount of the Outstanding Senior Notes of any Series may direct the Senior Trustee in its exercise of any trust or power. Anglo will furnish the Senior Trustee with an annual certificate of certain of its officers certifying, to the best of their knowledge, whether Anglo, is, or has been, in default and specifying the nature and status of

any such default. The Senior Trustee may withhold from Holders of Senior Notes of any Series notice of any continuing default (except a default in payment) if it determines in good faith that the withholding of such notice is in the interest of such Holders.

Events of Default—Subordinated Notes

Events of Default relating to Dated Subordinated Notes

The following shall constitute "**Events of Default**" with respect to the Dated Subordinated Notes:

(i) a failure to pay, or to duly provide for the payment of, any principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) of any Dated Subordinated Note of the Series of Dated Subordinated Notes of which such Dated Subordinated Note is a part when due (whether at maturity, upon redemption or otherwise);

(ii) a failure to pay, or to duly provide for the payment of, any interest for a period of 15 days or more, in respect of any Dated Subordinated Note of the Series of Dated Subordinated Notes of which such Dated Subordinated Note is a part when due; or

(iii) the commencement of the winding-up of Anglo (other than a winding-up which has been approved in writing by the Holders of not less than a majority in aggregate principal amount of the Dated Subordinated Notes or a Permitted Reorganization).

In case an Event of Default with respect to the Dated Subordinated Notes shall have occurred and be continuing, the Subordinated Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Dated Subordinated Notes may declare the principal of all such Outstanding Dated Subordinated Notes (including premium, if any, on), or (in the case of Discount Notes) such lesser amount as may be provided for with respect to such Notes, all the Dated Subordinated Notes of that Series to be due and payable immediately, by a notice in writing to Anglo (and to the Subordinated Trustee if given by Holders), and upon any such declaration of acceleration such principal or such lesser amount, as the case may be, including premium, if any, thereon together with any accrued interest, and all other amounts owing thereunder, shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which have been expressly waived by Anglo. If the Dated Subordinated Notes become immediately due and repayable, a majority of the Holders of the Outstanding Dated Subordinated Notes may institute proceedings, but may take no other action in respect of such default, for the winding-up of Anglo in Ireland (but not elsewhere) and to prove a claim in such winding up to enforce the obligations of Anglo in respect of the Dated Subordinated Notes; provided that no payment of interest, repayment of principal or other claim in respect to the Dated Subordinated Notes may be made otherwise than during or after a winding-up or dissolution of Anglo, except with prior written consent of the Financial Regulator. For the purposes of the foregoing, a payment shall be deemed to be due even if Anglo is not solvent.

Events of Default relating to Perpetual Subordinated Notes

In the case of Perpetual Subordinated Notes, if Anglo shall fail to pay or duly provide for the payment of principal (including premium, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest for a period of 15 days or more, of any Perpetual Subordinated Note when due, the majority of Holders of the Outstanding Perpetual Subordinated Notes may institute proceedings, but may take no other action in respect of such default, for the winding up of Anglo in Ireland (but not elsewhere) and to prove a claim in such winding up to enforce the obligations of Anglo in respect of the Perpetual Subordinated Notes. For the avoidance of

doubt, no payment shall be deemed due if Anglo does not make or has not made such payment because of its insolvency or because such payment will cause it to become insolvent and no payment of interest shall be due if Anglo has exercised its right to defer such payment (as set out in the Subordinated Indenture and described herein under "Status and Subordination of Subordinated Notes").

Events of Default relating to Subordinated Notes—General

- No Holder of Outstanding Subordinated Notes shall be entitled to institute proceedings for the winding-up of Anglo, or to prove a claim in any winding-up of Anglo, unless a majority of the Holders of Outstanding Subordinated Notes have determined to so proceed, in which event any such Holder of Outstanding Subordinated Notes may, at its own expense and in its own name, institute proceedings for the winding-up of Anglo and/or prove a claim in any winding up of Anglo in respect of its Outstanding Subordinated Notes.

Judgments

Under current New York law, a state court in the State of New York rendering a judgment in respect of a Note denominated in other than US dollars would be required to render such judgment in the Specified Currency, and such judgment would be converted into US dollars at the Market Exchange Rate prevailing on the date of entry of such judgment. Accordingly, the Holder of such Note denominated in other than US dollars would be subject to exchange rate fluctuations between the date of entry of a judgment in a currency other than US dollars and the time the amount of such judgment is paid to such Holder in US dollars and converted by such Holder into the Specified Currency. It is not certain, however, whether a non-New York state court would follow the same rules and procedures with respect to conversions of judgments in currency other than US dollars.

Anglo will indemnify the Trustee and the Holder of any Note against any loss incurred by such Holder and/or the Trustee as a result of any judgment or order being given or made for any amount due under such Note and such judgment or order requiring payment in a currency (the "**Judgment Currency**") other than the Specified Currency, and as a result of any variation between (i) the rate of exchange at which the Specified Currency amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which the Holder of such Note, on the date of payment of such judgment or order, is able to purchase the Specified Currency with the amount of the Judgment Currency actually received by such Holder, as the case may be.

Consolidation, Merger and Sale or Lease of Assets

So long as any Note of a Series remains outstanding, Anglo will not consolidate or amalgamate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless (i) the corporation formed by such consolidation or amalgamation or into which Anglo is merged or the Person which acquired by conveyance or transfer, or which leases, the properties and assets of Anglo substantially as an entirety shall be a corporation or other Person organized and validly existing under the laws of the United States, Ireland or a member state of the European Union, which shall expressly assume, by an amendment to the applicable Indenture that is executed and delivered to the applicable Trustee and is in form satisfactory to the applicable Trustee, the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on all of the Notes of such a Series and the performance of every covenant of the applicable Indenture (other than a covenant included in the applicable Indenture solely for the benefit of Notes other than such Notes) and of such Notes to be performed, and such assumption shall provide that such corporation or Person shall pay to the Holder of any such Notes such additional amounts as may be necessary in order that every net payment of the principal of (and premium, if any, on) and interest, if any, on such Notes will not be less than the amounts provided for in such Notes to be then

due and payable and such obligations shall extend to any deduction or withholding for or on account of any present or future tax, assessment or governmental charge imposed upon such payment (it being understood that, except as aforesaid, no such corporation or Person shall be obligated to make any indemnification or payment in respect of any tax consequences to any Holder as a result of such assumption of rights and obligations if such corporation or Person would not be obligated to pay an additional amount pursuant to the applicable Indenture if such corporation or Person were Anglo); (ii) immediately after giving effect to such transaction, no Event of Default with respect to Senior Notes of such a Series or with respect to Subordinated Notes of such a Series, as the case may be, and no event which, after notice or lapse of time, or both, would become an Event of Default with respect to such Notes, shall have occurred and be continuing; and (iii) Anglo has delivered to the applicable Trustee a certificate signed by two duly authorized officers and an Opinion of Counsel each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and such amendment to the applicable Indenture evidencing the assumption by such corporation or Person comply with the applicable Indenture and that all conditions precedent provided for in the applicable Indenture relating to such transaction have been complied with.

Upon any such consolidation, amalgamation or merger, or any such conveyance, transfer or lease, the successor corporation or Person will succeed to, and be substituted for, and may exercise every right and power of Anglo, under the applicable Indenture with the same effect as if such successor corporation or Person has been named as the issuer thereunder, and thereafter, except in the case of a lease, the predecessor corporation shall be relieved of all obligations and covenants under the applicable Indenture and such Notes.

Satisfaction and Discharge

Except as may otherwise be set forth in the Final Terms or Pricing Term Sheet, as the case may be, relating to the Notes of a Series, the Indentures provide that Anglo will be discharged from its obligations under the Notes of a Series (with certain exceptions) at any time prior to the Stated Maturity, if any, or redemption of such Notes when (i) Anglo has irrevocably deposited or caused to be deposited with or to the order of the applicable Trustee, in trust, (a) sufficient funds in the currency, currencies, currency unit or units in which such Notes are payable (without consideration of any reinvestment thereof) to pay the principal of (and premium, if any, on) and interest and Arrears of Interest, if any, on such Notes to the Stated Maturity, if any (or Redemption Date), or (b) such amount of Government Obligations (as defined below) as will, together with the predetermined and certain income to accrue thereon (without consideration of any reinvestment thereof), be sufficient to pay when due the principal of (and premium, if any, on) and interest, if any, to the Stated Maturity, if any (or Redemption Date) on such Notes, or, (c) such amount equal to the amount referred to in clause (a) or (b) in any combination of currency or currency unit of Government Obligations; (ii) Anglo has paid all other sums payable with respect to such Notes; (iii) Anglo has delivered to the applicable Trustee an Opinion of Counsel to the effect that (a) Anglo has received from, or there has been published by, the US Internal Revenue Service a ruling, or (b) since the date of the applicable Indenture there has been a change in applicable United States federal income tax law, in either case to the effect that, and based upon which such Opinion of Counsel shall confirm that, the Holders of such Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same time as would have been the case if such discharge had not occurred; and (iv) certain other conditions are met. Upon such discharge, the Holders of the Notes of such a Series shall no longer be entitled to the benefits of the terms and conditions of the applicable Indenture and Notes, except for certain provisions including registration of transfer and exchange of such Notes and replacement of mutilated, destroyed, lost or stolen Notes of such a Series, and shall look for payment only to such deposited funds or obligations. In addition, under the requirements of

the Financial Regulator at the date of this Base Prospectus, any such discharge with respect to the Subordinated Notes of any Series would require the consent of the Financial Regulator.

"**European Government Obligations**" means direct obligations (or certificates representing ownership interests in such obligations) of a member state of the European Union as of the date of the Indenture (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such government is pledged.

"**Government Obligations**" means U.S. Government Obligations, U.K. Government Obligations or European Government Obligations, depending on the currency of denomination of the Notes, but in the case of denominations in currencies other than U.S. dollar, sterling or euro, "Government Obligations" shall mean U.S. Government Obligations.

"**U.K. Government Obligations**" means direct obligations of, and obligations guaranteed by, the United Kingdom for the payment of which the full faith and credit of the United Kingdom is pledged.

"**U.S. Government Obligations**" means non-callable (i) direct obligations (or certificates representing an ownership interest in such obligations) of the United States for which its full faith and credit are pledged or (ii) obligations of a Person controlled or supervised by, and acting as an agency or instrumentality of, the United States, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States.

Supplemental Indentures

The Indentures contain provisions permitting Anglo and the applicable Trustee (i) without the consent of the Holders of any Notes (including the Notes of such a Series) issued under the applicable Indenture, to execute supplemental indentures for certain enumerated purposes, such as to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any Holder of such Notes upon the Trustee's receipt of an Officer's Certificate and an Opinion of Counsel that such supplemental indenture is in compliance with the Indenture and has no material adverse effect on the Holders, and (ii) with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each Series of Notes issued under the applicable Indenture (including the Notes of any such Series) and affected thereby, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of Holders of any such Note under the applicable Indenture; provided, that no such supplemental indenture may, without the consent of the Holder of each such Outstanding Note (including such Notes) affected thereby (a) change the Stated Maturity, if any, of the principal of or interest on any such Note, or change the terms of any Perpetual Subordinated Note to include a Stated Maturity of the principal amount of any such Note, or reduce the principal amount of any such Note or the rate of interest thereon, if any, or any premium or principal payable upon redemption thereof, or change any obligation of Anglo to pay additional amounts thereon, or change any Place of Payment where, or change the currency in which, any such Note or the interest, if any, thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity, if any, thereof or the date any such payment is otherwise due and payable (or, in the case of redemption, on or after the redemption date); or (b) reduce the percentage in aggregate principal amount of such Outstanding Notes of any particular Series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the applicable Indenture or certain defaults thereunder and their consequences) provided for in the applicable Indenture; or (c) change any obligation of Anglo to maintain an office or agency in the places and for the purposes specified in the applicable Indenture; or (d) modify certain of the provisions of the applicable Indenture pertaining to the waiver by Holders of such Notes of past defaults, supplemental indentures with the consent of Holders of such Notes and

the waiver by Holders of such Notes of certain covenants, except to increase any specified percentage in aggregate principal amount required for any actions by Holders of Notes or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each such Note affected thereby; or (e) in the case of the Subordinated Notes, change in any manner adverse to the interests of the Holders of such Outstanding Subordinated Notes the subordination provisions of such Subordinated Notes. The provisions of the Subordinated Indenture relating to maturity, redemption, repayment, events of default and subordination of the Subordinated Notes shall not be capable of modification by any Supplemental Indenture other than with the prior written consent of the Financial Regulator or for the purpose of correcting a manifest error.

Notes authenticated and delivered after the execution of any amendment to the Indentures or Notes may bear notation as to any matter provided by such amendment.

New Notes, so modified to conform, in the opinion of Anglo, to any modification contained in any such amendment may be prepared by Anglo, authenticated and delivered in exchange for the Notes then outstanding.

Waivers

The Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each Series of Notes issued under the applicable Indenture and affected thereby, may on behalf of the Holders of all such Notes waive compliance by Anglo with certain restrictive provisions of the applicable Indenture as pertain to the corporate existence of Anglo or the maintenance of certain agencies by Anglo.

The Holders of a majority in aggregate principal amount of the Outstanding Notes of a Series issued under the applicable Indenture may waive on behalf of the Holders of all such Notes of such Series, any past default and its consequences under the applicable Indenture, except a default in the payment of the principal of (or premium, if any, on) or interest, if any, on any such Note of that Series or a default in respect of a covenant or a provision which under the applicable Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Note of such a Series.

Notices

Notices to Holders of Notes in registered form will be given by mail to the addresses of such Holders as they appear in the Note Register. For so long as the Notes are admitted to listing on the Official List and trading on its regulated market and the rules of the Irish Stock Exchange so require, notices shall also be published in an English language daily newspaper of general circulation in Ireland (which is expected to be *The Irish Times* in Dublin); provided that for so long as the Notes are held in registered global form and if the rules of the Irish Stock Exchange would so permit, notifications may be made either through DTC, or by mail to the address of such Holders as they appear in the Note Register with a copy of the Irish Stock Exchange in place of publication in a newspaper as described above.

Anglo shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange (or any other relevant authority) on which the Notes are for the time being listed or by which they have been admitted to trading. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of publication in the last of all required newspapers.

Title

Anglo, the Trustees and any agent of Anglo or the Trustees may treat the registered owner of any Note in registered form as the absolute owner thereof (whether or not such security shall be

overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

Further Issues

Anglo reserves the right, from time to time without the consent of any holder of Notes to issue additional Notes, on terms identical in all respects to those of an outstanding Series of Notes save for the principal amount, the date of issue and the date of the first payment of interest thereon, so that such additional Notes shall be consolidated with, form a single Series with, and increase the aggregate principal amount of, such outstanding Series of Notes.

The period of the resale restrictions applicable to any Notes previously offered and sold in reliance on Rule 144A under the Securities Act shall automatically be extended to the last day of the period of any resale restrictions imposed on any such additional Notes.

Governing Law

The Senior Indenture and the Senior Notes will be governed by and construed in accordance with the laws of the State of New York.

The Subordinated Indenture and the Subordinated Notes will be governed by and construed in accordance with the laws of the State of New York, except that the subordination provisions of the Subordinated Indenture and Subordinated Notes will be governed by and construed in accordance with the laws of Ireland.

Consent to Service

Anglo has designated and appointed CT Corporation System at 111 Eighth Avenue, in the Borough of Manhattan, New York City, New York, 10011 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the applicable Notes or Indenture which may be instituted in any State or Federal court located in the Borough of Manhattan, City of New York, State of New York, and has submitted (for the purposes or any such suit or proceeding) to the jurisdiction of any such court in which any such suit or proceeding is so instituted. Anglo has agreed, to the fullest extent that it lawfully may do so, that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon it and may be enforced in the courts of Ireland (or any other courts to the jurisdiction of which it is subject).

Notwithstanding the foregoing, any actions arising out of or relating to the applicable Notes or Indenture may be instituted by Anglo, the Trustees or the Holder of any Note in any competent court in Ireland or such other competent jurisdiction, as the case may be.

Concerning the Senior Trustee

The Senior Indenture provides that, except during the continuance of an Event of Default, the Senior Trustee will have no obligations other than the performance of such duties as are specifically set forth in such Senior Indenture. If an Event of Default has occurred and is continuing, the Senior Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Senior Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Concerning the Subordinated Trustee

The Subordinated Indenture provides that, except during the continuance of an Event of Default, the Subordinated Trustee will have no obligations other than the performance of such duties as are specifically set forth in such Subordinated Indenture. If an Event of Default has occurred and is

continuing, the Subordinated Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Subordinated Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Book-Entry System

General

DTC will act as securities depositary for the Global Notes representing the Notes. Unless otherwise specified, the Global Notes will be issued as fully- registered securities registered in the name of Cede (DTC's partnership nominee).

Anglo understands that DTC is a limited-purpose trust company organized under the laws of the State of New York, a "Banking Organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("**Participants**") deposit with DTC. DTC also facilitates the clearance and settlement among Participants of transactions in such securities through electronic book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("**Direct Participants**") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("**Indirect Participants**"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

If any Notes are sold outside the United States pursuant to Regulation S, Clearstream, Luxembourg and Euroclear will hold omnibus positions on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and/or Euroclear's names on the books of their respective U.S. depositories, which, in turn, hold such positions in customers' securities accounts in the U.S. depositories' names on the books of DTC. Citibank, N.A. acts as the U.S. depository for Clearstream, Luxembourg and JPMorgan Chase Bank, N.A. acts as the U.S. depository for Euroclear (each, a "**U.S. Depositary**" and, collectively, the "**U.S. Depositaries**").

Purchases of Global Notes under DTC's system must be made by or through Direct Participants, which will receive a credit for the Global Notes on DTC's records. The ownership interest of each actual purchaser of each Global Note is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of Participants acting on behalf of the beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Global Notes, except in the event that use of the book-entry system for one or more Global Notes is discontinued.

To facilitate subsequent transfers, all Global Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede. The deposit of Global Notes with DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Global Notes are credited, which may or may not be

the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede. If less than all of the Notes within a Series are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede will consent or vote with respect to Notes. Under its usual procedures, DTC will mail an "Omnibus Proxy" to Anglo as soon as possible after the record date. The Omnibus Proxy assigns Cede's consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the Global Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as in the case of securities held for the accounts of customers registered in "street name," and will be the responsibility of such Participant and not of DTC, or Anglo, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Anglo, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of Direct and Indirect Participants.

A beneficial owner shall give notice to elect to have its Global Notes purchased or tendered, through its Participant, to the applicable Trustee for a Series of Notes, and shall effect delivery of such Global Notes by causing the Direct Participant to transfer the Participant's interest in the Global Notes, on DTC's records, to such Trustee. The requirement for physical delivery of Global Notes in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the Global Notes are transferred by a Direct Participant on DTC's records.

DTC may discontinue providing its services as securities depositary with respect to the Global Notes at any time by giving reasonable notice to Anglo and the Dealers. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes will be printed and delivered in exchange for the Global Notes.

Anglo may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, registered or book entry Certificated Notes will be printed and delivered in exchange for the Global Notes represented by the Global Securities held by DTC.

Primary Distribution

General. DTC participants holding Notes through DTC on behalf of investors will follow the settlement practices applicable to U.S. corporate debt obligations in DTC's system. Notes will be credited to the securities custody accounts of such DTC participants against payment in same day funds on the settlement date.

Secondary Market Trading

Trading between DTC Participants. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules and will be settled in same day funds, if payment is made in U.S. Dollars, or free of payment if payment is made in a currency other than U.S. Dollars. In the latter case, separate payment arrangements outside of the DTC system are required to be made between DTC participants.

Trading between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser. When Notes represented by a US Global Note are to be transferred from the account of a DTC participant (other than the U.S. Depositaries) to the account of a Euroclear participant or a Clearstream, Luxembourg participant, the purchaser must send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to settlement. Euroclear or Clearstream, Luxembourg, as the case may be, will instruct its U.S. Depositary to receive the Notes against payment or free of payment, as the case may be. Its U.S. Depositary will then make payment to the DTC participant's account against delivery of the Notes. After settlement has been completed, the Notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the account of the relevant Euroclear or Clearstream, Luxembourg participant. Credit for the Notes will appear on the next day (European time) and cash debit will be back valued to, and the interest on the Notes will accrue from, the value date (which would be the preceding day, when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Euroclear or Clearstream, Luxembourg cash debit will be valued instead as of the actual settlement date.

Euroclear participants or Clearstream, Luxembourg participants will need to make available to the respective clearing systems the funds necessary to process same day funds settlement. The most direct means of doing so is to pre position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Euroclear or Clearstream, Luxembourg. Under this approach, participants may take on credit exposure to Euroclear or Clearstream, Luxembourg until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to them, participants can elect not to pre position funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Clearstream, Luxembourg participants purchasing Notes would incur overdraft charges for one day, assuming they cleared the overdraft when the Notes were credited to their accounts. However, interest on the Notes would accrue from the value date. Therefore, in many cases, the investment income on Notes earned during that one day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

Because the settlement will take place during New York business hours, DTC participants can employ their usual procedures for delivering Notes to the applicable U.S. Depositary for the benefit of Euroclear participants and/or Clearstream, Luxembourg participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participants, a cross market transaction will settle no differently than a trade between two DTC participants.

Trading between a Euroclear or Clearstream, Luxembourg Seller and a DTC Purchaser. Due to time zone differences in their favour, Euroclear participants or Clearstream, Luxembourg participants may employ their customary procedures for transactions in which Notes represented by a U.S. Global Note are to be transferred by the respective clearing system through the applicable U.S. Depositary to another DTC participant's account. The seller must send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to settlement. In these cases, Euroclear or Clearstream, Luxembourg will instruct its respective U.S. Depositary to credit the Notes to the DTC participant's account against payment. The payment will then be reflected in the account of

the Euroclear participant or Clearstream, Luxembourg participant the following business day, and receipt of the cash proceeds in the Euroclear or Clearstream, Luxembourg participant's account will be back valued to the value date (which would be the preceding day, when settlement occurs in New York). If the Euroclear participant or Clearstream, Luxembourg participant has a line of credit with its respective clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back valuation may substantially reduce or offset any overdraft charges incurred over the one day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Euroclear or Clearstream, Luxembourg participant's account would instead be valued as of the actual settlement date.

As is the case with sales of Notes represented by a U.S. Global Note by a DTC participant to a Euroclear or Clearstream, Luxembourg participant, participants in Euroclear or Clearstream, Luxembourg will have their accounts credited the day after their settlement date.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Anglo believes to be reliable, but Anglo takes no responsibility for the accuracy thereof.

None of Anglo, any Trustee, any Paying Agent, any registrar for the Notes or any Dealer will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Clearing Systems

DTC has advised us as follows:

- DTC is:
    - a limited-purpose trust company organized under the laws of the State of New York, which is a wholly-owned subsidiary of Depository Trust and Clearing Company, owned in turn by the principal users of DTC, consisting primarily of banks, broker-dealers and other financial institutions, including the initial purchasers of the notes,
    - a member of the Federal Reserve System,
    - a "clearing corporation" within the meaning of the Uniform Commercial Code, and
    - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.
    - DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, including transfers and pledges, in deposited securities between its participants through electronic book-entry changes to the accounts of its participants. This eliminates the need for physical movement of certificates.
    - Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.
    - Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.
    - The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg has advised us as follows:

- Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (*Commission de Surveillance du Secteur Financier*). Clearstream, Luxembourg is owned by Deutsche Borse AG. The shareholders of Deutsche Borse AG are banks, securities dealers and financial institutions.
- Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its customers. This eliminates the need for physical movement of certificates.
- Clearstream, Luxembourg provides other services to its participants, including safekeeping, administration, clearance and settlement of internationally traded securities, lending and borrowing of securities and collateral management. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.
- Clearstream, Luxembourg's customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its US customers are limited to securities brokers and dealers and banks.
- Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.
- Clearstream, Luxembourg is an indirect participant in DTC.
- Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.
- Distributions with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Euroclear has advised us as follows:

- Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (*Commission Bancaire et Financière*) and the National Bank of Belgium (*Banque Nationale de Belgique*). The Euroclear system is owned by Euroclear Clearance System Public Limited Company (ECS plc) and operated through a license agreement by Euroclear.
- Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law. These terms and conditions and operating procedures govern transfer of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipt of payments with respect to securities in Euroclear. Euroclear acts under these terms and conditions and operating procedures only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear accounts.
- Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates.

- Euroclear provides other services to its customers, including credit custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several other countries.
- Euroclear customers include banks, central banks, securities brokers and dealers, trust companies and clearing corporations and may include certain other professional financial intermediaries.
- Euroclear is an indirect participant in DTC.
- Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
- All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

FORM OF NOTE FINAL TERMS

Final Terms dated
(To Base Prospectus dated July 4, 2008)

ANGLO IRISH BANK CORPORATION PLC

Issue of [Aggregate Principal Amount of Tranche] [Senior][Perpetual Subordinated][Dated Subordinated] Notes.due [ ] (the "Notes")
under the U.S. $10,000,000,000
Medium Term Note Program

PART A—CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions of the Notes (the "**Conditions**") as described in the Base Prospectus dated July 4, 2008 [and the supplement[s] to the Base Prospectus dated [ ]], which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Base Prospectus. Full information on the Issuer and the offer of Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus [as so supplemented]. The Base Prospectus [and the supplement[s] to the Base Prospectus dated [ ]], [is] [are] available for viewing at, and copies may be obtained from the specified office of the [Issuer and Deutsche Bank Trust Company Americas]. [The Base Prospectus [and the supplement[s] to the Base Prospectus dated [ ]], and (in the case of Notes admitted to listing on the Official List of the Irish Stock Exchange and trading on its regulated market) the applicable Final Terms will also be published on the website of the Financial Regulator at www.ifsra.ie.]

1.	Issuer:		Anglo Irish Bank Corporation plc
2.	[(i)]	Series Number:	[ ]
	[(ii)	Tranche Number:	[ ]]
3.	(i)	Specified Currency:	[ ] *(If other than Dollars, see attached)*
	(ii)	Minimum Denominations:	[ ]
	(iii)	Currency Determination Agent:	[ ]
4.	Aggregate Principal Amount of Notes:		[ ]
	[(i)]	Series:	[ ]
	[(ii)	Tranche:	[ ]]
5.	(i)	Issue Price:	[ ]% of the Aggregate Principal Amount [plus accrued interest from [*insert date*]]
	(ii)	Net proceeds to Issuer:	[ ]
6.	(i)	Original Issue Date:	[ ]
	(ii)	Interest Commencement Date (if different from the Original Issue Date):	[ ]

7.	Trade Date:	[ ]
8.	Stated Maturity Date:	[ ] *(Not applicable for Perpetual Subordinated Notes)*
9.	Interest basis:	[Fixed Rate Note] [Floating Rate Note] [Discount Notes] [Indexed Interest]
10.	Amortizing Notes:	[Yes][No]
11.	Redemption/Repayment Basis:	[Redemption at par] [Indexed Redemption] [Partial Redemption] [Other (specify)] *(NB. If the Final Redemption Amount is other than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply.)*
12.	Redemption/Repayment Options:	[The Notes cannot be redeemed prior to their Stated Maturity Date (other than for tax reasons)] [The Notes may be redeemed prior to their Stated Maturity Date at the option of the Issuer] [The Notes cannot be repaid prior to their Stated Maturity Date] [The Notes are repayable at the option of the Holders]
13.	[(i)] Status of the Notes:	[Senior] [Perpetual Subordinated] [Dated Subordinated]
	[(ii)] Date [Board] approval for issuance of Notes obtained:	[ ] [and [ ], respectively]] *(NB. Only relevant where Board (or similar) authorization is required for the particular tranche of Notes)*
14.	Method of distribution:	[Syndicated][Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	[Applicable][Not Applicable]
	(i) Interest Rate:	[ ]% per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	[ ] in each year up to and including Maturity
	(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in Principal Amount [*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)]*]

(iv)	Day Count Convention:	[30/360] [Actual/Actual (ICMA)]
(v)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable] [*give details*]

16.	**Floating Rate Note Provisions**	[Applicable][Not Applicable]
(i)	Interest Payment Dates:	[ ]
(ii)	Interest Period:	[ ]
(iii)	Initial Interest Payment Date:	[ ]
(iv)	Initial Interest Rate:	[ ]
(v)	Business Day Convention:	[Floating Rate Convention][Following Business Day Convention][Modified Following Business Day Convention][Preceding Business Day Convention]
(vi)	Business Days:	[*designated only if other than as specified in the Conditions.*]
(vii)	Interest determined by reference to:	[Reference Rate Determination][ISDA Rate][*(other, specify)*]]
(viii)	Calculation Agent:	[Deutsche Bank Trust Company Americas]
(ix)	**ISDA Rate:**	
	— Floating Rate Option:	[ ]
	— Designated Maturity:	[ ]
	— Reset Date:	[ ]
	— Margin(s):	[+/−] [ ]% per annum
(x)	**Reference Rate Determination:**	
	— Interest Rate Basis or Bases:	[CD Rate][CMT Rate][Commercial Paper Rate][Eleventh District Cost of Funds][EURIBOR][LIBOR][Federal Fund Rate][Prime Rate][Treasury Rate][other (*see attached*)]
	CMT Rate:	[FEDCMT/FRBCMT][Not Applicable]
	— Designated CMT Maturity Index:	[ ]
	— Designated CMT Reuters Page:	[Reuters Page FEDCMT] [Reuters Page FRBCMT] [weekly] [monthly] average][*(other, specify*)]
	EURIBOR:	[Applicable][Not Applicable]
	— Designated EURIBOR page:	[ ]
	— EURIBOR Reuters page:	[EURIBORO1]
	LIBOR:	[Applicable][Not Applicable]

	— Designated LIBOR page:	[ ]
	— LIBOR Reuters page:	[LIBORO1]
	— Designated LIBOR Currency:	
	— Interest Determination Date(s):	[ ]
	— Initial Interest Reset Date:	[ ]
	— Interest Reset Period:	[Daily][Weekly][Monthly][Quarterly] [Semi-annually resetting in the following months [ ]][Annually resetting in the following month [ ]]
	— Interest Reset Date(s):	[ ]
	— Interest Payment Date(s):	[ ]
	Index Maturity:	[ ]
	— Spread:	[+/−] [ ]%
	— Spread Multiplier:	[ ]
	— Interest Calculation:	[Regular Floating Rate Note] [Floating Rate/Fixed Rate Note: Fixed Rate Commencement Date: [ ] Fixed Interest Rate: [ ]%]] [Inverse Floating Rate Note: Fixed Interest Rate: [ ]%] [Other Floating Rate Note (*see attached*)]
(xi)	Minimum Rate of Interest:	[ ]% per annum
(xii)	Maximum Rate of Interest:	[ ]% per annum
(xiii)	Day Count Convention:	[Actual/Actual] [Actual/360] [30/360]
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]

17. **Discount Note Provisions** [Applicable][Not Applicable]

(i)	Total Amount of OID:	[ ]
(ii)	Yield to Maturity:	[ ]
(iii)	Annualized Yield:	[ ]
(iv)	Initial Accrual Period:	[ ]

	(v)	Any other formula/basis of determining amount payable:	[ ]
18.	**Indexed Note Provisions**		[Applicable][Not Applicable]
	(i)	Index Formula:	[*Give or annex details*]
	(ii)	Calculation Agent:	[ ]
	(iii)	Provisions for determining coupon where calculated by reference to an Index and/or Formula:	[ ]
	(iv)	Determination Date(s):	[ ]
	(v)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable or otherwise disrupted:	[ ]
	(vi)	Interest Period(s):	[ ]
	(vii)	Interest Payment Dates:	[ ]
	(viii)	Business Day Convention:	[Floating Rate Convention][Following Business Day Convention][Modified Following Business Day Convention][Preceding Business Day Convention]
	(ix)	Business Days:	[*designated only if other than as specified in the Conditions*]
	(x)	Minimum Rate of Interest:	[ ]% per annum
	(xi)	Maximum Rate of Interest:	[ ]% per annum
	(xii)	Day Count Fraction:	[ ]

PROVISIONS RELATING TO REDEMPTION

19.	**Redeemable at the option of the Issuer:**		[Applicable][Not Applicable (other than for tax reasons)]
	(i)	Initial Redemption Date:	[ ]
	(ii)	Redemption Price:	[ ]
	(iii)	Initial Redemption Percentage:	[ ]%
	(iv)	Annual Redemption Percentage Reduction:	[ ]% until the Redemption Percentage is 100% of the Principal Amount
	(v)	Redemption Amount(s) of each Note:	[U.S. $750,000][€500,000][(*other, specify*)]
	(vi)	If redeemable in part:	
		(a) Minimum Redemption Amount:	[ ]
		(b) Maximum Redemption Amount:	[ ]
	(vii)	Notice period (if other than as set out in the Conditions):	[ ]

20.	**Repayable at the option of the Holders of the Notes:**	[Applicable][Not Applicable]
	(i) Optional Repayment Date(s):	[ ]
	(ii) Repayment Price:	[ ]%
	(iii) Repayable Amount(s) of each Note:	[U.S. $750,000][€500,000][(*other, specify*)]
	(iv) Notice period (if other than as set out in the Conditions):	[ ]
21.	**Final Redemption Amount:**	[[per Note of [ ] Minimum Denomination][(*other, specify*)][see attached]]
	In cases where the Final Redemption amount is linked to an Index:	
	(i) Index/Formula/variable:	[*Give or annex details*]
	(ii) Calculation Agent (if any):	[ ]
	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[ ]
	(iv) Determination Date(s):	[ ]
	(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula is impossible or impracticable or otherwise disrupted:	[ ]
	(vi) Payment Date:	[ ]
	(vii) Minimum Final Redemption Amount:	[ ]
	(viii) Maximum Final Redemption Amount:	[ ]
22.	**Early Redemption Amount:**	
	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on an event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	(*NB. If the Final Redemption Amount is other than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply*)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

23.	Form of Notes:	[US Global Note][International Global Notes][Certificated]
24.	Record Date:	[Not Applicable][*(give details)*]
25.	Business Days for payment or other special provisions relating to Interest Payment Dates:	[Not Applicable][*(give details)*]

26.	Details relating to Amortizing Notes:	
	(i) Instalment Amount(s):	[Not Applicable][*(give details)*]
	(ii) Instalment Date(s):	[Not Applicable][*(give details)*]
27.	Redenomination, renominalisation and reconventioning provisions:	[Not Applicable] [The provisions annexed to these Final Terms apply]
28.	Other terms or specified conditions:	[Not Applicable][*(give details)*]

DISTRIBUTION

29.	(i) If syndicated, names of Dealers:	[Not Applicable] [Merrill Lynch, Pierce Fenner & Smith Incorporated] [ ]
	— Dealer(s) acting in the capacity of:	[Agent][Principal]
	— If as Principal:	[Not Applicable] [The Notes are being offered at varying prices relating to the prevailing market prices at the time of resale] [The Notes are being offered at a fixed initial public offering price of [ ]% of the Principal Amount]
	— If as Agent:	[Not Applicable] [The Notes are being offered at a fixed initial public offering price of [ ]% of the Principal Amount]
	(ii) Date of Terms Agreement:	[ ]
	(iii) Stabilizing Managers (if any):	[Not Applicable] [Applicable *(insert stabilization legend)*]
30.	If non-syndicated, name of Dealer:	[Not Applicable] [Merrill Lynch, Pierce Fenner & Smith Incorporated]
31.	Dealer's Discount or Commission:	[ ]
32.	Additional selling restrictions:	[Not Applicable][*(give details)*]

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to listing on the Official List of the Irish Stock Exchange Limited and trading on [its regulated market] [other stock exchange (*specify*)] of the issue of Notes described herein pursuant to the Issuer's US$10,000,000,000 Medium Term Note Program.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [Information on underlying assets has been extracted from [*source*]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [*source*], no facts have been omitted which would render the reproduced information inaccurate or misleading].

Signed on behalf of Anglo Irish Bank Corporation plc:.

By: ______________________________

Duly authorized

PART B—OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i)	Listing and Admission to Trading:	[Application has been made to the Irish Financial Services Regulatory Authority, as competent authority under the Prospectus Directive, for the Notes to be approved. Application has been made for the Notes to be admitted to the Official List of the Irish Stock Exchange Limited and trading on its regulated market] [*(other, specify)*] with effect [on or about the Original Issue Date][from [ ]] [Not Applicable]
(ii)	Estimate of total expenses related to admission to trading:	[ ]

2. RATINGS

Ratings:

The Notes to be issued under the Program have been rated:

[Standard & Poor's Ratings Services: [A – 1]* [A]** [A –]*** [BBB+]****

[Moody's Investors Service Inc.: [P – 1]* [A1]** [A2]*** [A3]****

[Fitch Inc.: [F1]* [A+]** [A]*** [A]****

[Dominion Bond Rating Service]: [R – 1]* [A]** [A]*** [A]****

The Rating Agencies have agreed to continue to monitor the credit of the Issuer. The ratings set forth above are accurate only as of the date hereof, and may be changed at any time. A rating reflects only the views of Standard & Poor's Ratings Services ("**S&P**"), Moody's Investors Service, Inc. ("**Moody's**"), Fitch Inc. ("**Fitch**") or Dominion Bond Rating Service ("**DBRS**", and together with S&P and Moody's, the "**Rating Agencies**"), as the case may be, and is not a recommendation to buy, sell or hold the Notes.

---

* Applies only in relation to Senior Notes with a maturity of less than one year. Delete as applicable.

** Applies only in relation to Senior Notes with a maturity of greater than one year. Delete as applicable.

*** Applies only in relation to Dated Subordinated Notes. Delete as applicable.

**** Applies only in relation to Perpetual Subordinated Notes. Delete as applicable.

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Need to include a description of any interest, including conflicting ones, that is material to the issue/offer, detailing the persons involved and the nature of the interest. May be satisfied by the inclusion of the following statement:

[Save for any fees payable to the Dealers and as discussed in ["Notice to Investors"], so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.—*Amend as appropriate if there are other interests*]

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i)	Reasons for the offer:	[ ]] (*See ["Use of Proceeds"] wording in the base prospectus—if the reasons for the offer are different from making profit and/or hedging certain risks will need to include those reasons here.*)
[(ii)	Estimated net proceeds:	[ ]] (*If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.*)
[(iii)	Estimated total expenses:	[ ]] (*If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above*)

5. YIELD (*Fixed Rate Notes only*)

Indication of yield:	[ ] The yield is calculated at the Original Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (Index-Linked Notes only)

[*Need to include details of where past and future performance and volatility of the index/formula/ other variable can be obtained.*]

[*Need to include a description of any market disruption or settlement disruption events that affect the underlying.*]

[*Need to include adjustment rules in relation to events covering the underlying.*]

[*Where the underlying is a security the name of the issuer of the security and its ISIN or other such security identification code.*]

[Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]

[Where the underlying is an interest rate a description of the interest rate.]

[Where the underlying is a basket of underlyings, disclosure of the relevant weightings of each underlying in the basket.]

[Include other information concerning the underlying required by Paragraph 4.2 of Annex XII of the Prospectus Directive Regulation.]

[The Issuer does not intend to provide any post-issuance information].

7. OPERATIONAL INFORMATION

(i)	CUSIP:	For US Global Notes: [ ] [For International Global Notes: [ ]]
(ii)	ISIN Code:	For US Global Notes: [ ] [For International Global Notes: [ ]]
(iii)	Common Code:	For US Global Notes: [ ] [For International Global Notes: [ ]]
(iv)	Any clearing system(s) other than DTC, and the relevant identification number(s):	[Not Applicable] [Euroclear Bank S.A./ N.V.][Clearstream Banking, société anonyme] *[give name(s) and number(s)]*
(v)	Registered Owner:	[Cede & Co.] *[(other, specify)]*
(vi)	Delivery:	Delivery [against] [free of] payment
(vii)	Name and address of initial [Paying Agent/Registrar]:	Deutsche Bank Trust Company Americas 60 Wall Street New York, New York United States of America
(viii)	Names and addresses of additional Paying Agent(s) (if any):	[Not Applicable]*[(specify)]*
(ix)	Governing Law:	New York
(x)	Addendum attached:	[Yes][No]
(xi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(xii)	Additional Investment Considerations:	[Applicable, see attached] [Not Applicable]

US TAXATION

Circular 230 Legend

The following discussion of United States federal income tax matters and any other discussions of United States federal income tax matters contained elsewhere in this Base Prospectus or the applicable Final Terms or Pricing Term Sheet, as the case may be, (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and they cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written in connection with the promotion or marketing of the Notes pursuant to the Program by Anglo and the Dealers. Each person considering an investment in the Notes pursuant to the Program should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described in this Base Prospectus or the applicable Final Terms or Pricing Term Sheet, as the case may be, and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in US Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between Anglo, the Dealers or their representatives and each prospective investor regarding the transactions contemplated herein.

Certain United States Federal Income Tax Considerations

The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the Code, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account, persons liable for alternative minimum tax, regulated investment companies, dealers in securities or currencies, traders in securities that elect to use a mark to market method of accounting, partnerships or other pass-through entities for United States federal income tax purposes, persons holding Notes as part of a hedging, integrated, conversion or constructive sale transaction, or as a position in a "straddle" for tax purposes, or United States persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Any special United States federal income tax considerations relevant to a particular issue of the Notes, such as Indexed Notes and Amortizing Notes, will be provided in the applicable Final Terms or Pricing Term Sheet, as the case may be. If a partnership holds Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Notes, you should consult your tax advisors.

This summary deals only with the United States federal income tax consequences of the purchase, ownership, and disposition of Senior Notes and Dated Subordinated Notes, in each case, which mature 30 years or less after their issue date. The United States federal income tax consequences of the purchase, ownership, and disposition of Perpetual Subordinated Notes and Senior Notes and Dated Subordinated Notes that mature more than 30 years from their issue date will be discussed in the applicable Final Terms or Pricing Term Sheet, as the case may be.

Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any

consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term "**US Holder**" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable US Treasury regulations to be treated as a United States person. The term "**non-US Holder**" means a beneficial owner of a Note that is not a US Holder.

US Holders

Payments of Interest. Except as set forth below, payments of interest on a Note generally will be taxable to a US Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the US Holder's regular method of tax accounting). Interest income and original issue discount (as defined below) on a Note generally will constitute foreign source income and generally will be considered "passive category income" or "general category income" for purposes of computing the foreign tax credit. A US Holder will generally be denied a foreign tax credit for foreign taxes imposed with respect to the Notes where the holder does not meet a minimum holding period requirement during which they are not protected from risk of loss. The rules governing the foreign tax credit are complex. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Original Issue Discount. The following summary is a general discussion of the United States federal income tax consequences to US Holders of the purchase, ownership and disposition of Notes issued with original issue discount for United States federal income tax purposes ("**Original Issue Discount Notes**"). The following summary is based upon final Treasury regulations (the "**OID Regulations**") under the original issue discount provisions of the Code.

For United States federal income tax purposes, original issue discount is (other than on Short Term Notes, as defined below) the excess of the stated redemption price at maturity of a Note over its issue price, if such excess equals or exceeds a *de minimis* amount (generally ¼ of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of a Note providing for the payment of any amount other than qualified stated interest (as defined below) prior to maturity, multiplied by the weighted average maturity of such Note). A Note's "**weighted average maturity**" is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. The issue price of each Note in an issue of Notes equals the first price at which a substantial amount of such Notes has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, dealers, or wholesalers). The stated redemption price at maturity of a Note is the sum of all payments provided by the Note other than "qualified stated interest" payments. The term "**qualified stated interest**" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, is payable over the entire term of the Note, and is payable at a single fixed rate or, subject to certain conditions, based on one or more indices. In addition, under the OID Regulations, if a Note bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Note (e.g., Notes with teaser rates or interest holidays), and if the greater of

either the resulting foregone interest on such Note or any "true" discount on such Note (i.e., the excess of the Note's stated principal amount over its issue price) equals or exceeds a specified *de minimis* amount, then the stated interest on the Note would be treated as original issue discount rather than qualified stated interest.

In the case of a Note issued with *de minimis* original issue discount, the US Holder generally must include such *de minimis* original issue discount in income as stated principal payments on the Notes are made in proportion to the stated principal amount of the Note. Any amount of *de minimis* original issue discount that has been included in income will be treated as capital gain upon the sale, exchange, or retirement of the Note. Payments of qualified stated interest on a Note are taxable to a US Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the US Holder's regular method of tax accounting). A US Holder of an Original Issue Discount Note must include original issue discount in income as ordinary interest income for United States federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such US Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial US Holder of an Original Issue Discount Note is the sum of the daily portions of original issue discount with respect to such Original Issue Discount Note for each day during the taxable year (or portion of the taxable year) on which such US Holder held such Original Issue Discount Note. The "daily portion" of original issue discount on any Original Issue Discount Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "**accrual period**" may be of any length and the accrual periods may vary in length over the term of the Original Issue Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Original Issue Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. Original issue discount allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules apply for calculating original issue discount for an initial short accrual period. The "**adjusted issue price**" of an Original Issue Discount Note at the beginning of any accrual period is the sum of the issue price of the Original Issue Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Original Issue Discount Note that were not qualified stated interest payments. Under these rules, US Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

A US Holder that purchases an Original Issue Discount Note for an amount that is greater than its adjusted issue price as of the purchase date, and less than or equal to the sum of all amounts payable on the Original Issue Discount Note after the purchase date other than payments of qualified stated interest, will be considered to have purchased the Original Issue Discount Note at an "acquisition premium." Under the acquisition premium rules, the amount of original issue discount which such US Holder must include in its gross income with respect to such Original Issue Discount Note for any taxable year (or portion thereof in which the US Holder holds the Original Issue Discount Note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

Under the OID Regulations, Floating Rate Notes ("**Variable Notes**") are subject to special rules whereby a Variable Note will qualify as a "variable rate debt instrument" if (a) its issue price does

not exceed the total noncontingent principal payments due under the Variable Note by more than a specified *de minimis* amount and (b) it provides for stated interest, paid or compounded at least annually, at current values of (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

A "**qualified floating rate**" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Note is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Note (*e.g.*, two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (*i.e.*, a cap) or a minimum numerical limitation (*i.e.*, a floor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such cap or floor is fixed throughout the term of the Note. An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). Other variable interest rates may be treated as objective rates if so designated by the Internal Revenue Service ("**IRS**") in the future. Despite the foregoing, a variable rate of interest on a Variable Note will not constitute an objective rate if it is reasonably expected that the average value of the rate during the first half of the Variable Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Variable Note's term. A "**qualified inverse floating rate**" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The OID Regulations also provide that if a Variable Note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Variable Note's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be. A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

If a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations and if the interest on such Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID

Regulations will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a "true" discount (*i.e.*, at a price below the Note's stated principal amount) in excess of a specified *de minimis* amount. The amount of qualified stated interest and the amount of original issue discount, if any, that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

In general, any other Variable Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the Variable Note. The OID Regulations generally require that such a Variable Note be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Note. In the case of a Variable Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Note provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Note as of the Variable Note's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Note is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

Once the Variable Note is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general original issue discount rules to the "equivalent" fixed rate debt instrument and a US Holder of the Variable Note will account for such original issue discount and qualified stated interest as if the US Holder held the "equivalent" fixed rate debt instrument. In each accrual period appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Variable Note during the accrual period.

If a Variable Note does not qualify as a "variable rate debt instrument" under the OID Regulations, then the Variable Note would be treated as a contingent payment debt instrument. The Treasury Department has issued final regulations (the "**CPDI Regulations**") concerning the proper United States federal income tax treatment of contingent payment debt instruments. In general, the CPDI Regulations would cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument under current United States federal income tax law. Specifically, the CPDI Regulations generally require a US Holder of such an instrument to include future contingent and noncontingent interest payments in income as such

interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a US Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The proper United States federal income tax treatment of Variable Notes that are treated as contingent payment debt instruments will be more fully described in the applicable Final Terms or Pricing Term Sheet, as the case may be. Furthermore, any other special United States federal income tax considerations, not otherwise discussed herein, which are applicable to any particular issue of Notes will be discussed in the applicable Final Terms or Pricing Term Sheet, as the case may be.

Certain of the Notes (i) may be redeemable at the option of Anglo prior to their stated maturity (a "**call option**") and/or (ii) may be repayable by Anglo at the option of the holder prior to their stated maturity (a "**put option**"). Notes containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Notes.

US Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, *de minimis* original issue discount, market discount, *de minimis* market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions. This election will generally apply only to the debt instrument with respect to which it is made and may be revoked only with the consent of the IRS.

Short-Term Notes. Notes that have a fixed maturity of one year or less ("**Short-Term Notes**") will be treated as having been issued with original issue discount. Under the OID Regulations, all payments (including all stated interest) will be included in the stated redemption price at maturity, and thus, US Holders will generally be taxable on the discount in lieu of stated interest. The discount will be equal to the excess of the stated redemption price at maturity over the issue price of a Short-Term Note, unless the US Holder elects to compute this discount using tax basis instead of issue price. In general, an individual or other cash method US Holder is not required to accrue such original issue discount unless the US Holder elects to do so. If such an election is not made, any gain recognized by the US Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the original issue discount accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity. In addition, a US Holder that does not elect to include currently accrued discount in income may be required to defer deductions for a portion of the US Holder's interest expense with respect to any indebtedness incurred or continued to purchase or carry such Notes. US Holders who report income for United States federal income tax purposes under the accrual method, and certain other holders, are required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding).

Market Discount. If a US Holder purchases a Note, other than an Original Issue Discount Note or a Short-Term Note, for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity) or, in the case of an Original Issue Discount Note, for an amount that is less than its "revised issue price" as of the purchase date, such US Holder will be treated as having purchased such Note at a "market discount," unless such market discount is less than a specified *de minimis* amount. For this purpose, the "**revised issue price**" of a Note generally equals its issue price, increased by the amount of any original issue discount that has accrued on the Note and decreased by the amount of any payments previously made on the Note that were not qualified stated interest payments.

Under the market discount rules, a US Holder will be required to treat any principal payment (or, in the case of an Original Issue Discount Note, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the US Holder elects to accrue market discount under a constant yield method.

A US Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A US Holder may elect to include market discount in income currently as it accrues (under either a ratable or a constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest income for United States federal income tax purposes. Such an election will apply to all debt instruments acquired by the US Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Premium. If a US Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest, such US Holder will be considered to have purchased the Note with "amortizable bond premium" equal in amount to such excess and will not be required to include any original issue discount in income. In the case of instruments that provide for alternative payment schedules, bond premium is calculated by assuming that (i) the holder will exercise or not exercise options in a manner that maximizes the holder's yield and (ii) the issuer will exercise or not exercise options in a manner that minimizes the holder's yield except with respect to call options for which the issuer is assumed to exercise such call options in a manner that maximizes the holder's yield. A US Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. Bond premium on a Note held by a US Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Note. However, if the Note may be optionally redeemed after the US Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. Any election to amortize bond premium applies to all taxable debt instruments held by the US Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Disposition of a Note. Except as discussed above, upon the sale, exchange or retirement of a Note, a US Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest, which will be taxable as ordinary income) and such US Holder's adjusted tax basis in the Note. A US Holder's adjusted tax basis in a Note generally will equal such US Holder's initial investment in the Note increased by any original issue discount included in income (and accrued market discount, if any, if the US Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Note. Except with respect to Short-Term Notes as described above, with respect to gain or loss attributable to changes in exchange rates as described below or with

respect to market discount described above, such gain or loss will be capital gain or loss, will be US source and will be long-term capital gain or loss if the Note was held for more than one year. Non-corporate taxpayers are subject to reduced maximum rates of taxation on long-term capital gain and are generally subject to tax at ordinary income rates on short-term capital gain. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning these tax law provisions.

Notes Denominated or on which Interest is Payable in a Foreign Currency

As used herein, "**Foreign Currency**" means a currency other than US dollars.

Payments of Interest in a Foreign Currency—Cash Method. A US Holder who uses the cash method of accounting for United States federal income tax purposes and who receives a payment of interest on a Note (other than original issue discount or market discount) will be required to include in income the US dollar value of the Foreign Currency payment (determined at the spot rate on the date such payment is received) regardless of whether the payment is in fact converted to US dollars at that time, and such US dollar value will be the US Holder's tax basis in such Foreign Currency. No exchange gain or loss will be recognized with respect to the receipt of such payment.

Payments of Interest in a Foreign Currency—Accrual Method. A US Holder who uses the accrual method of accounting for United States federal income tax purposes, or who otherwise is required to accrue interest prior to receipt, will be required to include in income the US dollar value of the amount of interest income (including original issue discount or market discount and reduced by amortizable bond premium to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a Note during an accrual period. The US dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A US Holder may elect, however, to translate such accrued interest income using the rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the spot rate on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a US Holder may translate such interest using the spot rate on the date of receipt. The above election will apply to other debt obligations held by the US Holder and may not be changed without the consent of the IRS. A US Holder should consult a tax advisor before making the above election. A US Holder will recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such income is received. The amount of ordinary income or loss recognized will equal the difference, if any, between the US dollar value of the Foreign Currency payment received (determined on the date such payment is received) in respect of such accrual period and the US dollar value of interest income that has accrued during such accrual period (as determined above).

Purchase, Sale and Retirement of Notes. A US Holder who purchases a Note with previously owned Foreign Currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such US Holder's tax basis in the Foreign Currency and the US dollar fair market value of the Foreign Currency used to purchase the Note, determined on the date of purchase.

For purposes of determining the amount of any gain or loss recognized by a US Holder on the sale, exchange, retirement or other disposition of a Note that is denominated in a Foreign Currency, the amount realized will be based on the US dollar value of the Foreign Currency on the date the payment is received or the Note is disposed of. To the extent the amount realized upon the disposition of a Note represents accrued but unpaid interest, however, such amounts must be taken into account as interest income, with exchange gain or loss computed as described in "—Payments of Interest in a Foreign Currency" above. In the case of a Note that is denominated in Foreign Currency and is traded

on an established securities market as defined in applicable Treasury regulations, a cash basis US Holder (or, upon election, an accrual basis US Holder) will determine the US dollar value of the amount realized by translating the Foreign Currency payment at the spot rate of exchange on the settlement date of the sale. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A US Holder's adjusted tax basis in a Note will equal the cost of the Note to such holder, increased by the amounts of any market discount or original issue discount previously included in income by the holder with respect to such Note and reduced by any amortized premium and any payments other than qualified stated interest received by the holder. A US Holder's tax basis in a Note, and the amount of any subsequent adjustments to such holder's tax basis, will be the US dollar value of the Foreign Currency amount paid for such Note, or of the Foreign Currency amount of the adjustment, determined on the date of such purchase or adjustment.

Gain or loss realized upon the sale, exchange or retirement of a Note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Such gain or loss generally will be US source gain or loss. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the US dollar value of the Foreign Currency principal amount of the Note, generally determined on the date such payment is received or the Note is disposed of, and the US dollar value of the Foreign Currency principal amount of the Note, determined on the date the US Holder acquired the Note. Such Foreign Currency gain or loss will be recognized only to the extent of the total gain or loss realized by the US Holder on the sale, exchange or retirement of the Note.

Original Issue Discount. In the case of an Original Issue Discount Note or Short-Term Note, (i) original issue discount is computed in the Foreign Currency, (ii) accrued original issue discount is translated into US dollars as described in "—Payments of Interest in a Foreign Currency—Accrual Method" above and (iii) the amount of Foreign Currency gain or loss on the accrued original issue discount is determined by comparing the amount of income received attributable to the discount (either upon payment, maturity or an earlier disposition), as translated into US dollars at the rate of exchange on the date of such receipt, with the amount of original issue discount accrued, as translated above. For these purposes, all receipts on a Note will be viewed first, as the receipt of any qualified stated interest payments called for under the terms of the Note; second, as receipts of previously accrued original issue discount (to the extent thereof), with payments considered made for the earliest accrual periods first; and third, as the receipt of principal.

Market Discount and Premium. In the case of a Note with market discount, (i) market discount is computed in the Foreign Currency, (ii) accrued market discount taken into account upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note (other than accrued market discount required to be taken into account currently) is translated into US dollars at the exchange rate on such disposition date (and no part of such accrued market discount is treated as exchange gain or loss) and (iii) accrued market discount currently includible in income by a US Holder for any accrual period is translated into US dollars on the basis of the average exchange rate in effect during such accrual period, and the exchange gain or loss is determined upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note in the manner described in "—Payments of Interest in a Foreign Currency—Accrual Method" above with respect to computation of exchange gain or loss on accrued interest.

With respect to a Note acquired with amortizable bond premium, if an election is made to amortize the premium, such premium is computed in the relevant Foreign Currency and reduces interest income in units of the Foreign Currency. A US Holder should recognize exchange gain or loss equal to the difference between the US dollar value of the bond premium amortized with respect to a period, determined on the date the interest attributable to such period is received, and the US dollar

value of the bond premium determined on the date of the acquisition of the Note. A US Holder that does not elect to amortize bond premium will translate the bond premium, computed in the applicable Foreign Currency, into US dollars at the spot rate on the maturity date and such bond premium will constitute a capital loss which may be offset or eliminated by exchange gain.

Exchange of Foreign Currencies. A US Holder will have a tax basis in any Foreign Currency received as interest or on the sale, exchange or retirement of a Note equal to the US dollar value of such Foreign Currency, determined at the time the interest is received or at the time of the sale, exchange or retirement. As discussed above, if the Notes are traded on an established securities market, a cash basis US Holder (or, upon election, an accrual basis US Holder) will determine the US dollar value of the Foreign Currency by translating the Foreign Currency received at the spot rate of exchange on the settlement date of the sale, exchange or retirement. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. Accordingly, a US Holder's basis in the Foreign Currency received would be equal to the US dollar value of the Foreign Currency at the spot rate of exchange on the settlement date. Any gain or loss realized by a US Holder on a sale or other disposition of Foreign Currency (including its exchange for US dollars or its use to purchase Notes) will be ordinary income or loss and will generally be US source income or loss.

Tax Return Disclosure Regulations

Pursuant to Treasury regulations (the "**Disclosure Regulations**"), any taxpayer that has participated in a "reportable transaction" and that is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer's participation in the reportable transaction to the taxpayer's tax return for each taxable year for which the taxpayer participates in the reportable transaction. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to file a reportable transaction disclosure statement. The Disclosure Regulations provide that, in addition to certain other transactions, a "loss transaction" constitutes a "reportable transaction." A "loss transaction" is any transaction resulting in the taxpayer claiming a loss under section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a "section 988 transaction" (as defined in section 988(c)(l) of the Code relating to foreign currency transactions) will constitute a section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a section 988 transaction, the applicable threshold amount is $50,000 in any single taxable year. Higher threshold amounts apply depending upon the taxpayer's status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer's treatment of the transaction is proper. Holders should consult their own tax advisors concerning the potential application of the Disclosure Regulations to the Notes.

Non-US Holders

Subject to the discussion of "backup" withholding below and provided that such interest is not effectively connected with a non-US Holder's conduct of a trade or business in the United States (and, if an income tax treaty applies, is not attributable to such non-US Holder's permanent establishment in the United States), interest on the Notes is currently exempt from United States federal income taxes, including withholding taxes, if paid to a non-US Holder. Interest paid with respect to the Notes that is effectively connected with a non-US Holder's conduct of a United States trade or business, and, if an income tax treaty applies, that is attributable to a non-US Holder's "permanent establishment" in the United States, generally will be subject to United States federal income tax on a net income basis at

the same graduated tax rates applicable to US Holders. A corporate non-US Holder also may be subject to a "branch profits tax" equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.

Subject to the discussion of backup withholding below, a non-US Holder will not be subject to United States federal income tax on any gain recognized on the sale or exchange of a Note, provided that such gain is not effectively connected with the conduct by the holder of a United States trade or business (and, if an income tax treaty applies, is not attributable to such non-US Holder's permanent establishment in the United States) and, in the case of a non-US Holder who is an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized and certain other conditions are met. If gain recognized on the sale or exchange of a Note is effectively connected with a non-US Holder's conduct of a trade or business in the United States (and, if an income tax treaty applies, the non-US Holder maintains a "permanent establishment" in the United States to which the gain is attributable), the non-US Holder generally will be subject to United States federal income tax on the gain on a net income basis in the same manner as if it were a US Holder. A corporate non-US Holder also may be subject to a "branch profits tax" equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Backup withholding and certain information reporting requirements may apply to payments of principal and interest on the Notes made to certain non-corporate holders if such payments are made or are considered made in the United States (including payments on Notes made by wire transfer from outside the United States to an account maintained by the holder with the paying agent in the United States). If such payments are considered to have been made in the United States, non-US Holders are generally exempt from these withholding and reporting requirements (assuming that the gain or income is otherwise exempt from United States federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption from these requirements. Similar rules requiring reporting through a United States branch of a broker and information reporting (but not backup withholding) will apply to a non-US Holder who sells a Note through (a) a non-United States branch of a United States broker, or (b) a non-United States office of a broker that is (i) a controlled foreign corporation for United States tax purposes, (ii) a person 50% or more of whose income is effectively connected with a United States trade or business for a specified period, or (iii) a foreign partnership in which one or more of its partners are "US Persons," as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or a foreign partnership engaged in a United States trade or business, in either case unless the holder proves an exemption from the requirement.

IRISH TAXATION

Material Irish Tax Considerations

The following summary is based on existing Irish tax law, including relevant regulations and Revenue practices, in effect on the date of this Base Prospectus, which may apply to investors who are the beneficial owners of the Notes issued under this Programme. Each prospective purchaser should understand that future legislative, administrative and judicial changes could modify the tax consequences described below. This summary does not purport to be, and is not, a complete description of all of the tax considerations that may be relevant to investors who subscribe for, buy, hold, redeem or dispose of the Notes. Prospective investors should consult their own professional advisers on the tax implications of subscribing for, buying, holding, redeeming or disposing of the Notes and the receipt of interest on the Notes under the laws of the jurisdiction in which they may be liable to taxation.

This summary has been prepared on the understanding that:

- The Notes will only be offered in the United States to institutional investors that qualify as Accredited Investors (as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "**Securities Act**")), to qualified institutional buyers within the meaning of Rule 144A under the Securities Act and outside the United States to persons other than US persons in accordance with Regulation S under the Securities Act;
- The Notes will not be sold or marketed to Irish residents; and
- The Paying Agent for the Notes will be resident outside Ireland.

Withholding tax on Interest

Anglo may issue a multiplicity of Notes as outlined in this Base Prospectus including Senior or Subordinated Notes that will bear interest at either a fixed or a floating rate. The Notes may also be issued as discount notes, indexed notes or amortizing notes. In addition the Notes may mature at various times from the date of issue.

In general, withholding tax at the standard rate of income tax (currently 20%) must be deducted from Irish source yearly interest payments made by an Irish company (Section 246 of the Taxes Consolidation Act 1997). There are a number of exemptions included in Irish tax legislation from the requirement to withhold Irish tax on yearly interest payments. Set out below are a variety of different exemptions which may be applicable to the Notes issued by Anglo. If any one of these exemptions is satisfied, there is no requirement to withhold tax from the interest payments (i.e. the interest may be paid gross).

1. Ordinarily "short interest" is not subject to withholding tax. "Short interest" is interest that is not capable of arising for a period of at least one year. The term of the notes must therefore be a defined period of 364 days or less in order to fall within this exemption.

2. Any discounts arising on the Notes will not be subject to withholding tax.

3. Section 64 of the Taxes Consolidation Act 1997 provides that the payment of yearly interest on a "quoted Eurobond" may be made without deduction of tax in certain circumstances. A "quoted Eurobond" is defined as a security which:

- is issued by a company,
- is quoted on a recognised exchange, and
- carries a right to interest.

"Recognised stock exchange" is not defined. Anglo believes that the Irish Stock Exchange is a "recognised stock exchange".

In addition, there is a requirement that the interest payments on the "quoted Eurobond" are made by or through a paying agent located outside Ireland.

4. Section 246A of the Taxes Consolidation Act 1997 provides that the payment of yearly interest on a "wholesale debt instrument" may be made without deduction of tax in certain circumstances. A "wholesale debt instrument" means "commercial paper" or a "certificate of deposit".

A *certificate of deposit* means an instrument, either in physical or electronic form, relating to money in any currency which has been deposited with the issuer or some other person, being an instrument:

(a) issued by a financial institution;

(b) which recognises an obligation to pay a stated amount to bearer or to order, with or without interest; and

(c) (i) in the case of instruments held in physical form, by the delivery of which, with or without endorsement, the right to receive the stated amount is transferable; or

(ii) in the case of instruments held in electronic form, in respect of which the right to receive the stated amount is transferable.

Commercial paper means a debt instrument, either in physical or electronic form, relating to money in any currency, which:

(a) is issued by:

- a financial institution, or
- a company that is not a financial institution;

(b) recognises an obligation to pay a stated amount;

(c) carries a right to interest or is issued at a discount or at a premium; and

(d) matures within two years.

Interest on a "wholesale debt instrument" may be paid gross without the deduction of tax, provided the person by or through whom the payment is made is not resident in Ireland and the payment is not made by or through an Irish branch or agency through which a company not resident in Ireland carries on a trade or a business, and

(I) the wholesale debt instrument is held in a recognised clearing system (including Euroclear, Clearstream, Depository Trust Company of New York and National Securities Clearing System), and

(II) the wholesale debt instrument has a minimum denomination of €500,000 or US$500,000 (or equivalent of €500,000, in another currency).

5. Section 246(3)(h) of the Taxes Consolidation Act 1997 provides that no withholding tax will arise on interest paid by Anglo in the ordinary course of its trade or business to a company which is tax resident in a Member State of the European Union other than Ireland or in a country with which Ireland has concluded a Double Taxation Agreement and the interest is not paid to the recipient company in connection with a trade or business carried on by it in Ireland through a branch or agency (for instance, Ireland has a double tax agreement with the United States).

6. No withholding tax should apply on interest payments to a holder of the Notes that is resident in a jurisdiction which has concluded a Double Tax Agreement with Ireland which provides that Irish tax shall not be charged on Irish source interest paid to such a resident and the holder of the Notes is entitled to the benefit of that exemption from Irish tax and has made all the requisite filings with the appropriate authorities to obtain relief under that Double Tax Agreement in advance of any interest payment and the Irish Revenue Commissioners have accordingly authorised the Issuer to pay gross.

Deposit Interest Retention Tax

In general where a "relevant deposit" is made with a "relevant deposit taker", Deposit Interest Retention Tax ("**DIRT**") is required to be deducted from interest payments on the "relevant deposit". The rate of DIRT will be the standard rate of income tax (currently 20%) or in cases where interest is payable annually or at more frequent intervals the rate will be the standard rate of income tax plus 3%. The term "relevant deposit" is widely defined and would include the Notes. Anglo, in operating under a banking licence, would constitute a "relevant deposit taker". There are, however, a number of exemptions from the requirement to withhold DIRT, including the following:

1. The Notes are listed on a stock exchange and constitute a "debt on a security" (Section 256(1)(b) Taxes Consolidation Act 1997).

The Irish legislation does not define what constitutes a "debt on a security" for tax purposes and thus it is necessary to consider case law in order to understand the concept. There is a significant body of UK and Irish case law that has examined the question of what constitutes a debt on a security. On the basis of the judgements given in these cases, the following have been identified as characteristics of a debt on a security:

- The debt is capable of being marketed, sold or assigned, i.e. transferable and capable of being dealt with at a profit.
- The debt is convertible into shares or other securities.
- A debt on a security should be in the nature of an investment.
- The debt should carry a right to receive interest and bear income.
- The debt should have a fixed term for repayment and should not be repayable on demand.

It should be noted that this is not a conclusive / exhaustive list and that it is not necessary for all of these characteristics to be present for a "relevant deposit" to be a debt on a security.

2. An exemption from DIRT (under Section 246A Taxes Consolidation Act 1997) will also apply if the person by or through whom the payment on the Notes is made is not resident in Ireland and the payment is not made by or through an Irish branch or agency through which a company not resident in Ireland carries on a trade or a business, and

(I) the "wholesale debt instrument" is held in a recognised clearing system (including Euroclear, Clearstream, Depository Trust Company of New York and National Securities Clearing System), and

(II) the wholesale debt instrument has a minimum denomination of €500,000 or US$500,000 (or equivalent of €500,000, in another currency).

Please refer to point 4 under Withholding Tax on Interest for definition of "wholesale debt instrument".

3. An exemption from DIRT will also apply if the person beneficially entitled to the interest on the Notes is not resident in Ireland and has made a declaration of this fact in the prescribed form (Section 263 Taxes Consolidation Act 1997).

4. Revenue published practice allows for interest to be paid gross without the deposit-taker obtaining a declaration of non-residence that would otherwise be required under Section 263 Taxes Consolidation Act 1997, in the following circumstances:

(I) interest paid by a bank in Ireland to a non-Irish resident bank;

(II) interest paid to a non-Irish resident corporate (together with its 100% subsidiaries), or other entity, quoted on a recognised foreign stock exchange, where the deposit-taker paying the interest is satisfied that the payee:

- Is the beneficial recipient of the interest, and
- Is non-resident.

5. Revenue practice also allows for interest on certain deposits in the form of Medium Term Notes (MTN) to be paid gross without the deposit-taker obtaining a declaration of non-residence provided all of the following conditions are satisfied:

(i) The issuer will not sell any such deposit to Irish residents and will not offer any such deposit in Ireland;

(ii) As far as primary sales of such deposits are connected, the dealers as a matter of contract undertake to the issuer that their action in any jurisdiction will comply with the then applicable laws and regulations and that the dealers will also undertake as a matter of contract to the issuer that they will not knowingly make primary sales (or knowingly offer to do so, or distribute any material in that connection in Ireland) to any Irish resident person or to persons whose usual place of abode is Ireland;

(iii) Statements to the effect of (ii) above will be included in the information memorandum for the programme which will be available to investors (whether primary or secondary) at their request and that, in addition, the information memorandum will include wording to the following effect:

"Each dealer has confirmed that, with respect to these deposits, it will not knowingly offer to sell such instruments to an Irish resident person or to persons whose usual place of abode is Ireland and that it will not knowingly distribute or cause to be distributed in Ireland any offering material in connection with such instruments . . ."

(iv) The deposits are cleared through a recognised clearing system (including Euroclear, Clearstream, Depository Trust Company of New York and National Securities Clearing System) save that such deposits represented by Definitive Bearer Notes may be taken out of Euroclear and Clearstream International SA and cleared outside those systems, it being acknowledged that Definitive Bearer Notes may be issued in exchange for interests in a Global Note held in Euroclear or Clearstream International SA (in accordance with the terms of the Global Note) and in the case of Sterling denomination Global Notes, on demand by the holder for as long as this is a requirement;

(v) The minimum denomination in which such a deposit is made will be £300,000 sterling or its equivalent.

Where any of the exemptions (statutory or concessional) from DIRT listed at points 1 to 5 applies, the interest on the Notes may be paid without the deduction of DIRT.

Encashment Tax

Encashment tax may arise in respect of Notes that constitute "quoted Eurobonds" (see under Withholding Tax on Interest above). On the basis that the paying agent is resident outside Ireland, no liability to encashment tax should arise.

Liability of Holders of the Notes to Irish Income Tax

In general, persons who are resident and domiciled in Ireland are liable to Irish taxation on their total worldwide income.

Persons who are not resident or ordinarily resident in Ireland are only liable to Irish taxation on their Irish source income. All persons are under a statutory obligation to account for Irish tax under the self assessment system and there is no requirement for the Irish Revenue to issue or raise an assessment.

Notwithstanding that the non-Irish resident holder of the Notes may receive interest payments gross, the holder will technically be liable for Irish income tax (and levies if the recipient is an individual) unless an exemption applies. Section 198 of the Taxes Consolidation Act 1997 provides an exemption from Irish income tax on interest payments made in the following circumstances:

- Interest paid free of withholding tax on a "quoted Eurobond" (see under Withholding Tax on Interest above) to a person that is not a resident of Ireland and is resident in an EU Member State (other than Ireland) or a country with which Ireland has a Double Taxation Agreement,
- Interest paid in the ordinary course of business of the Issuer and the holder of the Notes is a company resident for tax purposes in a Member State of the EU or in a country with which Ireland has a Double Taxation Agreement, or
- The holder of Notes is resident in a country with which Ireland has a Double Taxation Agreement and under the provisions of the relevant Double Tax Agreement with Ireland, such person is exempt from Irish income tax on the interest. Ireland has a double taxation agreement with the United States.

In the context of the proposed transaction, a liability to Irish income tax will arise for a non-Irish resident person where none of the exemptions outlined above apply. However in the absence of any Irish withholding tax, there is no mechanism by which the Irish Revenue may collect this income tax liability. In these circumstances, it has been the practice of the Irish Revenue not to seek to collect this income tax liability to date from such non-Irish resident persons unless the recipient has any other tax connection with Ireland such as the carrying on of business in Ireland through a branch or agency or a permanent establishment to which the Notes are attributable. There is no guarantee that this practice adopted by Irish Revenue to date will continue.

Non-Irish companies who carry on a trade in Ireland through a branch or agency may be liable to Irish corporation tax on interest received on the Notes where the Notes are attributable to the Irish branch or agency.

Capital Gains Tax

In the case of a person who is either resident or ordinarily resident in Ireland, any chargeable gain arising on the disposal or redemption of Notes may be liable to Irish capital gains tax. The current rate of capital gains tax is 20%.

If the person is neither resident nor ordinarily resident in Ireland, a charge to Irish Capital Gains tax may only apply on the disposal of Notes which:

- are situated in Ireland and have been used in or for the purposes of a trade carried on by such person in Ireland through a branch or agency, or which were used or held or acquired for use by or for the purpose of the branch or agency (registered notes will be deemed to be situated in Ireland if they are physically located in Ireland or are registered on the Official List of the Irish Stock Exchange Limited at the time of disposal), or
- are not quoted on à stock exchange and derive their value or the greater part of their value from land, mineral rights or exploration rights in Ireland.

Capital Acquisitions Tax

Irish Gift or Inheritance Tax (known as Capital Acquisitions Tax) may arise in respect of a gift or an inheritance of the Notes where at the relevant date:

- the disponer (generally the person making the gift or inheritance of the Notes) is resident or ordinarily resident in Ireland; or
- the beneficiary is resident or ordinarily resident in Ireland; or
- the Notes are regarded as Irish property. Notes which are in registered form are regarded as Irish property where the principal register is maintained in Ireland or is required to be maintained in Ireland.

To the extent that the Notes are subject to gift or inheritance tax in another jurisdiction, a measure of double taxation relief may be available if Ireland has a double taxation agreement with that country governing gift and/or inheritance tax. Ireland has two such agreements, one with the US and the other with the UK. The agreement with the US covers inheritance tax only while the agreement with the UK covers both gift and inheritance tax.

The standard rate of Capital Acquisitions Tax is currently 20% on amounts in excess of the relevant tax-free threshold. The amount of the tax-free threshold depends on the relationship between the disponer and the beneficiary and on whether the beneficiary has received other aggregable prior benefits from disponers within the same Group.

Where a gift is received by a publicly quoted company ("**plc**"), the company is treated as the donee, and is fully liable for the CAT liability arising thereon. A plc is entitled to avail of the group III tax-free threshold (currently €24,841).

Where a gift is received by a "private company" (as defined under Section 27 Capital Acquisitions Tax Consolidation Act, 2003 ("**CATCA**")), the gift is deemed to be a gift to the shareholders in that company. The definition of "private company" is complex and requires an understanding of Irish close company provisions in the Taxes Consolidation Act 1997. In essence however, it is a company which is under the control of 5 or fewer persons. A plc clearly would not be regarded as a private company.

Stamp Duty

Issue of Notes

No Irish stamp duty will be payable on the issue of the Notes by Anglo.

Transfer of Notes

No Irish stamp duty will be payable on the transfer of the Notes by delivery. In the event of the written transfer of the Notes, Irish stamp duty of 1% will be due unless the Notes satisfy each of the following conditions:

(a) they do not carry a right of conversion into stocks or marketable securities (other than loan capital) of a company having a register in Ireland or into loan capital having such a right;

(b) they do not carry rights of the same kind as shares in the capital of a company, including rights such as voting rights, a share in the profits or a share in the surplus on liquidation;

(c) they have been issued for a price which is not less than 90 per cent of its nominal value; and

(d) do not carry a right to a sum in respect of repayment or interest which is related to certain movements in an index or indices (based wholly or partly and directly or indirectly on stocks or marketable securities) specified in any instrument or other document relating to the loan capital.

Accounting for Stamp Duty

Stamp duty, if chargeable on the transfer of the Notes, is payable by the transferee within 30 days of execution of a transfer instrument. The duty will be 1% and will be calculated on the consideration paid for the Notes or the market value (if higher). Late or inadequate payment of stamp duty may result in a liability for interest and penalties.

Reporting Requirements

Section 891 of the Taxes Consolidation Act 1997 provides that every person carrying on a trade or business (including in particular banking) who, as part of that trade or business, receives and retains money and pays or credits interest on that money without deduction of income tax, shall if requested to do so by the Irish Revenue, make a return of the interest so paid or credited giving the names and addresses of the persons to whom the interest was paid or credited. The company must make this return within a specified period for a specified year.

European Union Taxation of Savings Income Directive

Provided there are no individuals holding the Notes, the provisions of the EU Savings Tax Directive, as implemented by Ireland, should not apply.

SPECIAL PROVISIONS RELATING TO FOREIGN CURRENCY NOTES

Exchange Rates and Exchange Controls

An investment in Notes that are denominated in, or the payment of which is determined with reference to, a Specified Currency other than US dollars entails significant risks that are not associated with a similar investment in a security denominated in US dollars. Similarly, an investment in an Indexed Note entails significant risks that are not associated with an investment in non-Indexed Notes. Such risks include, without limitation, the possibility of significant changes in rates of exchange between US dollars and the Specified Currency (or, in the case of each Indexed Note, the rate of exchange between the denominated currency and the indexed currency for such Indexed Note), including changes resulting from official redenomination with respect to such Specified Currency (or, in the case of each Indexed Note, with respect to the denominated currency or the indexed currency therefor) and the possibility of the imposition or modification of foreign exchange controls with respect to the Specified Currency. Such risks generally depend on factors over which Anglo has no control, such as economic and political events and the supply of and demand for the relevant currencies. In recent years, rates of exchange between Specified Currencies have been highly volatile, and such volatility may be expected in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of any Note. Depreciation of a currency or composite currency in which a Note is denominated against the US dollar would result in a decrease in the effective yield of such Note below its coupon rate, and in certain circumstances could result in loss to the investor on a US dollar basis. Similarly, depreciation of the denominated currency with respect to an Indexed Note against the applicable indexed currency would result in the principal amount payable with respect to such Indexed Note at the Stated Maturity being less than the face amount of such Indexed Note which, in turn would decrease the effective yield of such Indexed Note below its applicable interest rate and could also result in a loss to the investor.

The Notes will provide that, in the event of an official redenomination of a foreign currency (including, without limitation, an official redenomination of a foreign currency that is a composite currency) the obligations of Anglo with respect to payments on Notes denominated in such currency shall, in all cases, be deemed immediately following such redenomination to provide for the payment of that amount of redenomination currency representing the amount of such obligations immediately before such redenomination. Except as expressly provided herein or in the applicable Final Terms or Pricing Term Sheet, as the case may be, the Notes do not provide for any adjustment to any amount payable under the Notes as a result of (a) any change in the value of a foreign currency relative to any other currency due to fluctuations in exchange rates or (b) any redenomination of any component currency of any composite currency (unless such composite currency is itself officially redenominated).

Governments have from time to time imposed, and may in the future impose, exchange controls that could affect exchange rates as well as the availability of a foreign currency for making payments with respect to a Note denominated in such currency. There can be no assurances that exchange controls will not restrict or prohibit payments of principal or interest in any currency or composite currency. Even if there are not actual exchange controls, it is possible that, with respect to any particular Note, the currency for such Note will not be available to Anglo to make payments of interest and principal then due because of circumstances beyond the control of Anglo. In that event, Anglo will make such payment in the manner set forth below under "—Payment Currency".

The Final Terms or Pricing Term Sheet, as the case may be, relating to Notes denominated in a Specified Currency other than US dollars or relating to Indexed Notes will contain information concerning historical exchange rates for such Specified Currency or denominate currency against the US dollar or other relevant currency (including, in the case of Indexed Notes, the applicable indexed currency) and any exchange controls affecting such currency or currencies. Information concerning

exchange rates is furnished as a matter of information only and should not be regarded as indicative of the range of or trend in fluctuations in currency exchange rates that may occur in the future.

Payment Currency

Except as otherwise provided herein or in the applicable Final Terms or Pricing Term Sheet, as the case may be, if payment on a Note is required to be made in a Specified Currency other than US dollars or in any currency unit and such currency or currency unit is unavailable due to the imposition of exchange controls or other circumstances beyond the control of Anglo or if such currency is no longer used by the government of the country issuing such currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of such Note shall be made in US dollars until such currency or currency unit is again available or so used. The amount so payable on any date in such currency or currency unit will be converted into US dollars on the basis of the Market Exchange Rate for such currency, or for each Component Currency, as of the Conversion Date. See "Description of the Notes—Payment of Principal, Premium, if any, and Interest, if any" above. Any payment made under such circumstances in US dollars will not constitute an Event of Default under the Notes.

If the official unit of any Component Currency is altered by way of combination or subdivision, the number of units of that currency as a Component Currency shall be divided or multiplied in the same proportion. If two or more Component Currencies are consolidated into a single currency, the amounts of those currencies as Component Currencies shall be replaced by an amount in such single currency equal to the sum of the amounts of the consolidated Component Currencies expressed in such single currency. If any Component Currency is divided into two or more currencies, the amount of the original Component Currency shall be replaced by the amounts of such two or more currencies having an aggregate value on the date of division equal to the amount of the former Component Currency immediately before such division.

Foreign Currency Judgments

The Notes and the Indentures will be governed by and construed in accordance with the laws of the State of New York applicable to instruments made to be performed wholly within such jurisdiction, except that the subordination provisions in the Subordinated Notes and in the Subordinated Indenture will be governed by and construed in accordance with the laws of Ireland. Courts in the United States customarily have not rendered judgments for money damages denominated in any currency other than US dollars. If a Note is denominated in a Specified Currency other than US dollars, any judgment under New York law will be rendered in the foreign currency of the underlying obligations and converted into US dollars at a rate of exchange prevailing on the date of entry of the judgment or decree.

Information Limited to US Holders

The information set forth in this Base Prospectus (except for certain tax information) is directed to prospective purchasers of Notes who are US persons (as defined in Regulation S), and Anglo disclaims any responsibility to advise prospective purchasers who are residents of countries other than the United States with respect to any matters that may affect the purchase or holding of, or receipt of payments of principal, premium or interest in respect of, Notes. Such persons should consult their own counsel with regard to such matters.

NOTICE TO INVESTORS

Offers and Sales by the Dealers

The Notes have not been, and will not be, registered under the Securities Act or any other applicable securities laws and may not be offered or sold in the United States except pursuant to an effective registration statement or in accordance with an applicable exemption from the registration requirements of the Securities Act and such other securities laws. Accordingly, the Notes are being offered and sold only (1)(i) to qualified institutional buyers ("**Qualified Institutional Buyers**"), as defined in Rule 144A under the Securities Act ("**Rule 144A**"), (ii) to institutional investors that qualify as accredited investors ("**Institutional Accredited Investors**"), as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, purchasing for their own account or as fiduciary or agent for others (which others also must be Institutional Accredited Investors unless the purchaser is a bank acting in its fiduciary capacity) for investment purposes and not for distribution in violation of the Securities Act (iii) in offers and sales that occur outside the United States to qualified investors as defined in Article 2(1) of the Prospectus Directive (other than natural persons referred to in paragraph (e) of such definition) ("**Qualified Investors**"), which institutions are not US persons (as defined in Regulation S) in offshore transactions meeting the requirements of Rule 903 of Regulation S under the Securities Act or (iv) in other transactions exempt from the registration under the Securities Act and (2) in compliance with any other applicable securities laws. **No sales to natural persons are permitted in any jurisdiction.**

Purchasers' Representations and Restrictions on Resale

Each purchaser of Notes (other than a Dealer in connection with the initial issuance and sale of Notes by Anglo) and each owner of any beneficial interest therein, will be deemed, by its acceptance or purchase thereof, to have represented and agreed as follows:

1. It is purchasing the Notes for its own account or an account with respect to which it exercises sole investment discretion and it and any such account is either (A) a Qualified Institutional Buyer, and is aware that the sale to it is being made in reliance on Rule 144A or (B) an Institutional Accredited Investor, acquiring the Notes for investment purposes and not for distribution in violation of the Securities Act or (C) a Qualified Investor who is not a U.S. person purchasing in a transaction, meeting the requirements of Rule 903 of Regulation S.

2. It acknowledges that the Notes have not been registered under the Securities Act or with any securities regulatory authority of any jurisdiction and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except as set forth below.

3. It understands and agrees that Notes initially offered in the United States will be represented by US Global Notes, that Notes initially offered to Institutional Accredited Investors will be represented by physical registered certificates and that Notes offered outside the United States to non-US institutional Qualified Investors in reliance on Regulation S will be represented by International Global Notes.

4. It shall not resell or otherwise transfer any of such Notes except (A) to Anglo or a Dealer or by, through, or in a transaction approved by a Dealer, (B) within the United States to a in a transaction complying with Rule 144A, (C) within the United States to an Institutional Accredited Investor acquiring the Notes for investment purposes and not for distribution in violation of the Securities Act, (D) outside the United States to a Qualified Investor who is not a U.S. person in compliance with Rule 903 or 904 under the Securities Act, (E) pursuant to the exemption from registration provided by

Rule 144 under the Securities Act (if available), or (F) pursuant to an effective registration statement under the Securities Act.

5. It agrees that it will give to each institutional investor to whom it transfers the Notes notice of any restrictions on transfer of such Notes.

6. It acknowledges and understand that no sales of the Notes to natural persons are permitted in any jurisdiction.

7. It acknowledges that prior to any proposed transfer of Notes (other than pursuant to an effective registration statement) the holder of such Notes may be required to provide certifications relating to the manner of such transfer as provided in the applicable Indenture.

8. It acknowledges that the applicable Trustee or Registrar for the Notes will not be required to accept for registration transfer of any Notes acquired by it, except upon presentation of evidence satisfactory to Anglo and such Trustee that the restrictions set forth herein have been complied with.

9. It acknowledges that Anglo, the Dealers and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that if any of the acknowledgments, representations or agreements deemed to have been made by its purchase of the Notes are no longer accurate, it shall promptly notify Anglo and the Dealers. If it is acquiring the Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgments, representations, and agreements on behalf of each account.

Set forth below is a form of legend which will appear on the face of Notes, other than International Global Notes, and which will be used to notify transferees of the foregoing restrictions on transfer. Additional copies of such notice may be obtained from the Trustee.

"THIS NOTE AND BENEFICIAL INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**U.S. SECURITIES ACT**") OR ANY OTHER SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THIS NOTE, REPRESENTS AND AGREES FOR THE BENEFIT OF ANGLO IRISH BANK CORPORATION PLC (THE "**ISSUER**"), AND EACH INSTITUTION WHICH PURCHASES OR OTHERWISE ACQUIRES A BENEFICIAL INTEREST IN THIS NOTE (A "**BENEFICIAL OWNER**") BY PURCHASING OR OTHERWISE ACQUIRING SUCH INTEREST, IS DEEMED TO REPRESENT AND AGREE FOR THE BENEFIT OF THE ISSUER THAT THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (1) TO THE ISSUER OR A DEALER APPOINTED BY THE ISSUER (EACH, A DEALER AND COLLECTIVELY, THE "**DEALERS**") OR BY, THROUGH OR IN A TRANSACTION APPROVED BY A DEALER, (2) SO LONG AS THIS NOTE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT ("**RULE 144A**"), TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A) IN ACCORDANCE WITH RULE 144A, (3) TO A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2(1) OF THE PROSPECTUS DIRECTIVE (OTHER THAN NATURAL PERSONS REFERRED TO IN PARAGRAPH (e) OF SUCH DEFINITION) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (4) TO AN INSTITUTIONAL INVESTOR THAT QUALIFIES AS AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE U.S. SECURITIES ACT ACQUIRING THE NOTES FOR INVESTMENT PURPOSES AND NOT FOR DISTRIBUTION IN VIOLATION OF SUCH ACT, (5) PURSUANT

TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT (IF AVAILABLE) OR (6) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH OF SUCH CASES IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER APPLICABLE JURISDICTION. THE HOLDER HEREOF, BY PURCHASING THIS NOTE, REPRESENTS AND AGREES FOR THE BENEFIT OF THE ISSUER, AND EACH BENEFICIAL OWNER BY PURCHASING OR OTHERWISE ACQUIRING SUCH INTEREST, IS DEEMED TO REPRESENT AND AGREE FOR THE BENEFIT OF THE ISSUER THAT IT WILL NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO ABOVE".

For further discussion of the requirements (including the presentation of transfer certificates) under the Indenture to effect exchanges or transfers of interest in Global Notes and Certificated Notes, see "Description of the Notes—Form, Transfer, Exchange and Denomination".

Selling Restrictions

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Ireland

Each Dealer represents and agrees, and each further Dealer appointed under the Program will be required to represent and agree, that it will not knowingly offer, sell or offer to sell the Notes to residents of Ireland or a person whose usual place of abode is Ireland and will not knowingly distribute or cause to be distributed in Ireland any offering material in connection with the Notes.

Moreover, each Dealer represents and agrees, and each further Dealer appointed under the Program will be required to represent and agree, that it will not offer, sell or deliver any Notes to any person in a denomination of less than €500,000 (Five Hundred Thousand euro) or its equivalent in any other currency.

General

EACH DEALER REPRESENTS AND AGREES, AND EACH FURTHER DEALER APPOINTED UNDER THE PROGRAM WILL BE REQUIRED TO REPRESENT AND AGREE, THAT IT WILL NOT KNOWINGLY OFFER, SELL OR OFFER TO SELL THE NOTES TO ANY NATURAL PERSONS IN ANY JURISDICTION.

Unless otherwise stated in the applicable Final Terms or Pricing Term Sheet, as the case may be, no action has been taken by Anglo that would permit a public offering of the Notes or possession

or distribution of the Base Prospectus or any other offering material in any jurisdiction where action for that purpose is required. Accordingly, each Dealer has agreed and each further dealer appointed under the Program will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Base Prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and Anglo shall have no responsibility therefor.

With regard to each Series, the relevant Dealer will be required to comply with such other additional restrictions as Anglo and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms or Pricing Term Sheet, as the case may be.

PLAN OF DISTRIBUTION

The Notes are being offered on a continuous basis for sale by Anglo to or through Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, BNP Paribas Securities Corp., Barclays Capital Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC, together with such other Dealers as may be appointed by Anglo with respect to a particular tranche of Notes (the "**Dealers**"). One or more Dealers may purchase Notes, as principal, from Anglo from time to time for resale to investors and other purchasers at a fixed offering price as determined by any Dealer at the time of resale or, if so specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, for resale at varying prices relating to prevailing market prices. If Anglo and a Dealer agree, a Dealer may also utilize its reasonable efforts on an agency basis to solicit offers to purchase the Notes. Unless otherwise described in an applicable Final Terms or Pricing Term Sheet, as the case may be, Anglo will pay a commission to a Dealer, ranging from 0.125% to 0.75% of the principal amount of each Note depending upon its Stated Maturity, for Notes sold through such Dealer as agent unless otherwise agreed at that time. Commissions with respect to Notes with Stated Maturities in excess of 30 years that are sold through a Dealer as an agent of Anglo will be negotiated between Anglo and such Dealer at the time of such sale.

Unless otherwise specified in an applicable Final Terms or Pricing Term Sheet, as the case may be, any Note sold to one or more Dealers as principal will be purchased by such Dealers at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale of a Note of identical maturity. A Dealer may sell Notes it has purchased from Anglo as principal to certain dealers less a concession equal to all or any portion of the discount received in connection with such purchase. Such Dealer may allow, and such dealers may reallow, a discount to certain other dealers. After the initial offering of Notes, the offering price (in the case of Notes to be resold at a fixed offering price), the concession and the reallowance may be changed.

Anglo may withdraw, cancel or modify the offering contemplated hereby without notice and may reject offers to purchase Notes in whole or in part. Each Dealer shall have the right, in its discretion reasonably exercised, to reject in whole or in part any offer to purchase Notes received by it on an agency basis.

In connection with the issue of any tranche of Notes, the Dealer or Dealers (if any) named as the stabilizing manager(s) (or persons acting on behalf of any stabilizing manager(s)) in the applicable Final Terms or Pricing Term Sheet, as the case may be, (or any person acting on behalf of this stabilizing manager) may over-allot (provided that, in the case of any tranche of Notes to be admitted to trading on a regulated market in the European Economic Area, the aggregate principal amount of Notes allotted does not exceed 105% of the aggregate principal amount of the relevant tranche) or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such tranche forms part at a level higher than that which might otherwise prevail. However, there is no assurance that the stabilizing manager(s) (or persons acting on behalf of a stabilizing manager) will undertake stabilization action. **Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant tranche of Notes and 60 days after the date of the allotment of the relevant tranche of Notes.** Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing, if any, shall be in compliance with all relevant laws and regulations. These transactions may include stabilizing transactions pursuant to which the Dealers, acting directly or through subsidiaries, may bid for or purchase Notes in the open market or otherwise for the purpose of stabilizing the market price of the Notes. The relevant stabilizing manager may also create a short position for its account by selling more Notes in connection with the

offering than it is committed to purchase from Anglo, and in such case may purchase Notes in the open market following completion of the offering to cover all or a portion of such short position.

Neither Anglo nor any of the Dealers makes any representation or prediction as to the direction or magnitude of any effect that the transactions described in the immediately preceding paragraph may have on the price of Notes. In addition, neither Anglo nor the Dealers makes any representation that the Dealers will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

Anglo has agreed to indemnify the Dealers against certain liabilities (including liabilities under the Securities Act) or to contribute to payments the Dealers may be required to make in respect thereof. Anglo has also agreed to reimburse the Dealers for certain other expenses.

In the ordinary course of business, the Dealers and their affiliates may have engaged in and may in the future engage in investment and/or commercial banking transactions with Anglo or its affiliates for which they have received and may in the future receive customary fees and commissions.

SETTLEMENT

Unless otherwise specified in the applicable Final Terms or Pricing Term Sheet, as the case may be, payment of the purchase price of the Notes will be required to be made in immediately available funds in the applicable Specified Currency in New York City three Business Days after the trade date.

WHERE YOU CAN FIND MORE INFORMATION

The Group's consolidated financial statements, consisting of the consolidated balance sheets of Anglo Irish Bank Corporation plc and its subsidiaries as of March 31, 2008 and September 30, 2007, 2006 and 2005, the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for the six months ended March 31, 2008 and for each of the three years in the period ended September 30, 2007, and the notes to the accounts, are incorporated by reference in this Base Prospectus. The consolidated financial statements as of and for the six months ended March 31, 2008 and the years ended September 30, 2007, 2006 and 2005 have been prepared in accordance with accounting standards generally accepted in Ireland and reported on by Ernst & Young, the Registered Auditors. Copies of Anglo's subsequent audited consolidated financial statements and unaudited semi-audited financial statements, if any, which will be prepared in accordance with IFRS, will be incorporated by reference and filed with the Irish Stock Exchange in accordance with Titles IV and V of Directive 2001/343/EC. Requests for copies of such financial statements should be directed to Ronan White—Head of Financial Institutions, Anglo Irish Bank Corporation plc, Stephen Court, 18/21 St. Stephen's Green, Dublin 2, Ireland, or from the specified office of the Listing Agent in Dublin.

Anglo is a public company with limited liability and is a bank licensed under the laws of and incorporated in Ireland under the Financial Regulator. In order to preserve the exemption for resales and other transfers under Rule 144A, Anglo has agreed to furnish the information required to be delivered pursuant to Rule 144A(d)(4) if a noteholder or prospective purchaser specified by a registered holder requests such information. Anglo (or the Paying Agent from the specified office for the time being in New York City) will continue to provide such reports for so long as it is neither subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act nor exempt from such reporting requirements pursuant to Rule 12g3-2(b).

REGISTERED AUDITORS

The consolidated financial statements of Anglo for each of the years ended September 30, 2007, 2006 and 2005, included in this Base Prospectus have been reported on by Ernst & Young, an independent registered auditing firm, as stated in their report appearing herein.

LEGAL OPINIONS

The validity of the Notes will be passed upon for Anglo by Eugene F. Collins as to Irish law and Allen & Overy LLP as to New York and US federal law and for the Dealers by Sidley Austin LLP as to New York and US federal law.

GENERAL INFORMATION

Listing

The admission of Notes to listing on the Official List and trading on its regulated market will be expressed at their nominal amount (excluding accrued interest). It is expected that each tranche of Notes which is to be admitted to listing on the Official List and trading on its regulated market will be admitted separately as and when issued, subject only to the issue of a Global Note representing the Notes of such tranche. The approval for the listing of the Program in respect of Notes was granted on January 25, 2008.

Authorization

The Program has been established and Notes have been and will be issued thereunder pursuant to authority granted by the Board of Directors of Anglo on May 25, 2007 and November 19, 2007 and by a duly authorised committee thereof, on January 24, 2008 and on July 3, 2008.

Significant Change

Except as disclosed herein, as of the date of this Base Prospectus there has been no significant change in the financial or trading position or results of operations of Anglo or the Group. Except as disclosed herein, as of the date of this Base Prospectus there has been no material adverse change in the financial position or prospects of Anglo or the Group on a consolidated basis since the Group's last audited consolidated financial statements.

This Base Prospectus replaces the base prospectus dated January 25, 2008.

Litigation

Neither Anglo nor any other member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any proceedings which are pending or threatened of which Anglo is aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position or profitability of Anglo or the Group.

Financial Statements

The Group's consolidated financial statements, prepared in accordance with IFRS, consisting of the consolidated balance sheets of Anglo Irish Bank Corporation plc and its subsidiaries as of March 31, 2008 and September 30, 2007, 2006 and 2005, the related consolidated income statements, statement of recognized income and expense, and consolidated cash flow statements for the six months ended March 31, 2008 and for each of the three years in the period ended September 30, 2007, the notes to the accounts, the report of Ernst & Young, the Registered Auditors and all documents incorporated herein by reference will be filed with the Irish Stock Exchange.

Clearing Systems

The Notes have been accepted for clearance through the DTC, Euroclear and Clearstream, Luxembourg systems. The appropriate DTC number, Common Code and ISIN for each tranche allocated by DTC, Euroclear and Clearstream, Luxembourg, as applicable, and details of any other agreed clearing system will be contained in the relevant Final Terms or Pricing Term Sheet, as the case may be. Transactions will normally be effected for settlement not earlier than three days after the date of the transaction.

The address of DTC is 55 Water Street, 49th Floor, New York, NY 10041, U.S.A., the address of Euroclear is 3 Boulevard du Roi Albert II, B. 1210 Brussels, Belgium and the address of Clearstream, Luxembourg is 42, Avenue J.F. Kennedy, L-1855 Luxembourg.

Documents Available for Collection and Inspection

From the date hereof and throughout the lifetime of the Program, copies of the following documents will, when published, be available in physical form from, and may be inspected in physical form at, the registered office of Anglo and the specified offices of the Paying Agent for the time being in New York:

(a) the Memorandum and Articles of Association of Anglo;

(b) the auditors' report and the consolidated audited financial statements of Anglo in respect of the financial years ended September 30, 2007 and 2006;

(c) the independently reviewed condensed consolidated financial statements of Anglo for the six months ended March 31, 2008;

(d) the most recently published audited annual financial statements of Anglo and the most recently published unaudited interim financial statements (if any) of Anglo. Anglo currently prepares audited consolidated accounts and an audited non-consolidated balance sheet on an annual basis and unaudited consolidated interim accounts on a semi-annual basis;

(e) the Program Agreement and the Senior and Subordinated Indentures (which contains the forms of the Global Notes and the Notes in certificated form);

(f) a copy of this Base Prospectus;

(g) any future offering circulars, prospectuses, information memoranda and supplements including Final Terms and Pricing Term Sheet to this Base Prospectus and any other documents incorporated herein or therein by reference; and

(h) in the case of each issue of listed Notes subscribed pursuant to a terms agreement, the terms agreement (or equivalent document).

Conditions for determining price

The price and amount of Notes to be issued under the Program will be determined by Anglo and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Auditors

The auditors of Anglo are Ernst & Young, registered auditors and members of the Institute of Chartered Accountants in Ireland who have audited Anglo's accounts, without qualification, in accordance with generally accepted auditing standards in Ireland for each of the four financial years ended on September 30, 2006.

Ernst & Young also audited Anglo's accounts for the financial year ended September 30, 2007. The auditors' report on Anglo in respect of the financial year ended September 30, 2007 states that the report is made solely to Anglo's members, as a body, in accordance with Section 193 of the Companies Act 1990, that the audit report has been undertaken so that Ernst & Young might state to Anglo's members those matters which Ernst & Young are required to state to them in an auditors' report and for no other purpose and that to the fullest extent permitted by law, Ernst & Young do not accept or assume responsibility to anyone other than Anglo and Anglo's members as a body for their audit work, for the auditors' report or for the opinions Ernst & Young have formed.

The above was included in the auditors' report on Anglo in respect of the financial year ended September 30, 2007 in line with the guidance issued by the Institute of Chartered Accountants in Ireland for inclusion in all audit reports produced by audit firms on the financial statements of bodies corporate.

Post-issuance information

Anglo does not intend to provide any post-issuance information in relation to any issues of Notes.

DEFINED TERMS

REGISTERED OFFICE OF ANGLO IRISH BANK CORPORATION PLC

Anglo Irish Bank Corporation plc
Stephen Court
18/21 St. Stephen's Green
Dublin 2
Ireland

DEALERS

Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, New York 10080
United States of America

Banc of America Securities LLC
Bank of America Tower
One Bryant Park
New York, New York 10036
United States of America

Barclays Capital Inc.
200 Park Avenue
New York, New York 10166
United States of America

BNP Paribas Securities Corp.
787 Seventh Avenue
New York, New York 10019
United States of America

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
United States of America

HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, New York 10018
United States of America

J.P. Morgan Securities Inc.
270 Park Avenue
New York, New York 10017
United States of America

Morgan Stanley & Co. Incorporated
1585 Broadway—29th Floor
New York, New York 10036
United States of America

UBS Securities LLC
677 Washington Boulevard
Stamford, Connecticut 06901
United States of America

Wachovia Capital Markets, LLC
301 South College Street
Charlotte, North Carolina 28202
United States of America

TRUSTEE, PAYING AGENT, REGISTRAR AND CALCULATION AGENT

Deutsche Bank Trust Company Americas
60 Wall Street, Mailstop 2710
New York, New York 10005
United States of America

LEGAL ADVISERS

To Anglo as to Irish Law:
EUGENE F. COLLINS
Temple Chambers
3 Burlington Road
Dublin 4
Ireland

To Anglo as to US Law:
ALLEN & OVERY LLP
One Bishops Square
London E1 6AD
United Kingdom

To the Dealers as to US Law:
SIDLEY AUSTIN LLP
Woolgate Exchange
25 Basinghall Street
London EC2V 5HA
United Kingdom

REGISTERED AUDITORS

ERNST & YOUNG
Ernst & Young Building
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

LISTING AGENT

J&E DAVY
Davy House
49 Dawson Street
Dublin
Ireland

Merrill Corporation Ltd, London
08ZBS15402

US$10,000,000,000


ANGLO
IRISH
BANK

ANGLO IRISH BANK CORPORATION PLC

Senior/Subordinated Medium-Term Notes

Due Nine Months or More from Date of Issue

BASE PROSPECTUS

Merrill Lynch & Co.
Banc of America Securities LLC
Barclays Capital
BNP PARIBAS
Citi
HSBC
JPMorgan
Morgan Stanley
UBS Investment Bank
Wachovia Securities

July 4, 2008

Anglo Irish Bank Corporation plc is regulated by the Financial Regulator in Ireland.


RECEIVED
2008 JUL 17
COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

Registration of a prospectus approved by IFSRA for issue by an Irish registered company
Investment Funds, Companies and Miscellaneous Provisions Act 2005
Section 38(1)(b) of S.I No. 324 of 2005 Prospectus (Directive 2003/71/EC) Regulations 2005


FEE PAID IN FULL
24 JUN 2008
Companies Registration Office

CRO receipt date stamp
Companies Acts 1963 to 2005

B18

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Details

Company Number: 22045

Company Name: Anglo Irish Bank Corporation plc

Date Approved by IFSRA: Day 19 Month 06 Year 2008

I certify on behalf of the issuer that the attached prospectus has been approved by IFSRA.

Signature: [signature] Date: 23 June 08

Surname: Cassidy Forename(s): Kevin

Position held: Listing Agent

Presenter details

Name	Kevin Cassidy	
Address	McCann FitzGerald, Riverside One, Sir John Rogerson's Quay, Dublin 2	
DX number		DX exchange
Telephone number	01 6071465	Fax number
E-mail	kjc@mfl.ie	Reference number

RECEIVED
2008 JUL 17 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FINANCIAL REGULATOR
Rialtóir Airgeadais

PO Box No 9138
COLLEGE GREEN,
DUBLIN 2, IRELAND

T +353 1 410 4000
F +353 1 410 4900
www.financialregulator.ie

Mr Kevin Cassidy
McCann Fitzgerald Listing Services Limited
Riverside One
Sir John Rogerson's Quay
Dublin 2

We certify that the within has been compared with and is a true copy of the original / a certified copy.
Signed: McCann FitzGerald
Date: 23/06/08 Ref: CJM
McCann FitzGerald
Riverside One
Sir John Rogerson's Quay, Dublin 2

19 June 2008

Anglo Irish Bank Corporation plc - €5,000,000,000 Global Covered Bond Programme

Dear Mr Cassidy

The Irish Financial Services Regulatory Authority (Financial Regulator) hereby approves the above Base Prospectus under Part 7 of the Prospectus (Directive 2003/71/EC) Regulations, 2005 (the Regulation) as having been drawn up in accordance with the Regulation and Commission Regulation No. 809/2004/EC.

The above Base Prospectus will be published in accordance with Part 8 of the Regulation on the website of the Financial Regulator. In accordance with Regulation 48 of the Regulation, where the above Base Prospectus is otherwise published, the text and format must at all times be identical to the original version approved by the Financial Regulator and published on its website.

Yours sincerely

Louise Campbell

Louise Campbell
Markets Supervision Department

IMPORTANT NOTICE

NOT FOR DISTRIBUTION TO ANY U.S. PERSON OR TO ANY PERSON OR ADDRESS IN THE U.S.

IMPORTANT: You must read the following before continuing. The following applies to the offering circular following this page, and you are, therefore, advised to read this carefully before reading, accessing or making any other use of the offering circular. In accessing the offering circular, you agree to be bound by the following terms and conditions, including any modifications to them any time you receive any information from us as a result of such access.

NOTHING IN THIS ELECTRONIC TRANSMISSION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE **SECURITIES ACT**), OR THE SECURITIES LAWS OF ANY STATE OF THE U.S. OR OTHER JURISDICTION AND THE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE U.S. OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE OR LOCAL SECURITIES LAWS.

THE FOLLOWING OFFERING CIRCULAR MAY NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER, AND IN PARTICULAR, MAY NOT BE FORWARDED TO ANY U.S. PERSON OR TO ANY U.S. ADDRESS. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

Confirmation of your Representation: In order to be eligible to view this offering circular or make an investment decision with respect to the securities, investors must not be a U.S. person (within the meaning of Regulation S under the Securities Act). By accepting the e-mail and accessing this offering circular, you shall be deemed to have represented to us that you are not a U.S. person; the electronic mail address that you have given to us and to which this e-mail has been delivered is not located in the U.S., its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any State of the United States or the District of Columbia; and that you consent to delivery of such offering circular by electronic transmission.

You are reminded that this offering circular has been delivered to you on the basis that you are a person into whose possession this offering circular may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver this offering circular to any other person.

The materials relating to the offering do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction.

Under no circumstances shall this offering circular constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. This offering circular may only be communicated to persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

This offering circular has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently neither the Issuer, ABN AMRO Bank N.V. nor CALYON, nor any person who controls it nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the offering circular distributed to you in electronic format and the hard copy version available to you on request from ABN AMRO Bank N.V. or CALYON

Anglo Irish Bank Corporation plc
(acting through its UK Branch)

(Incorporated in Ireland)

€5 billion

Global Covered Bond Programme

unconditionally and irrevocably guaranteed as to payments of principal and interest by

Anglo Irish Covered Bonds LLP

(a limited liability partnership incorporated in England and Wales)

Under this €5 billion covered bond programme (the **Programme**), Anglo Irish Bank Corporation plc (acting through its UK Branch (the **Issuer**)) may from time to time issue bonds (the **Covered Bonds**) denominated in any of euro, $, £, JPY or CHF as agreed between the Issuer and the relevant Dealer(s) (as defined below). The price and amount of the Covered Bonds to be issued under the Programme will be determined by the Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Anglo Irish Covered Bonds LLP (the **LLP**) has guaranteed payments of interest and principal under the Covered Bonds pursuant to a guarantee which is secured over its beneficial interest in the Portfolio (as defined below) and the LLP's other assets (the **Covered Bond Guarantee**). Recourse against the LLP under the Covered Bond Guarantee is limited to the LLP's beneficial interest in the Portfolio and such assets.

Covered Bonds will be issued in bearer form. The maximum aggregate nominal amount of all Covered Bonds from time to time outstanding under the Programme will not exceed €5 billion (or its equivalent in other currencies calculated as described in the Programme Agreement described herein), subject to any increase as described herein.

The Covered Bonds may be issued on a continuing basis to one or more of the Dealers specified under *Summary of the Programme* and any additional Dealer appointed under the Programme from time to time by the Issuer (each, a **Dealer** and together, the **Dealers**), which appointment may be to a specific issue or on an ongoing basis. References in this Offering Circular to the **relevant Dealers** shall, in the case of an issue of Covered Bonds being (or intended to be) subscribed for by more than one Dealer, be to all Dealers agreeing to subscribe for such Covered Bonds.

See *Risk Factors* on page 24 of this Offering Circular for a discussion of certain factors to be considered in connection with an investment in the Covered Bonds.

This Offering Circular, once approved by the Irish Financial Services Regulatory Authority (the **Financial Regulator**), shall constitute a Base Prospectus for the purposes of EU Directive 2003/71/EC (the **Prospectus Directive**) and the relevant Irish laws for giving information with regard to the issue of the Covered Bonds under the Programme during the period of twelve months after the date of this Offering Circular. References throughout this document to **Offering Circular** shall be taken to read **Base Prospectus** for such purpose. Application has been made to the Financial Regulator, as Irish competent authority under the Prospectus Directive, for this Offering Circular to be approved as a Base Prospectus in compliance with the Prospectus Directive. Such approval relates only to Covered Bonds which are to be admitted to trading on the regulated market of the Irish Stock Exchange Limited (the **Irish Stock Exchange**) or any other regulated market for the purposes of Directive 2004/39/EC (the **Markets in Financial Instruments Directive**) or which are to be offered to the public in any member state of the European Economic Area. Application has been made to the Irish Stock Exchange for such Covered Bonds to be admitted to the Official List and to trading on its regulated market. References in this Offering Circular to Covered Bonds being listed (and all related references) shall mean that such Covered Bonds have been admitted to trading on the regulated market of the Irish Stock Exchange and have been admitted to the Official List.

The price and nominal amount of Covered Bonds to be issued under the Programme will be determined by the Issuer and each relevant Dealer at the time of issue in accordance with prevailing market conditions. Notice of the aggregate nominal amount of Covered Bonds, interest (if any) payable in respect of Covered Bonds, the issue price of Covered Bonds and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under Terms and Conditions of the Covered Bonds) of Covered Bonds will be set out in a separate document containing the final terms for that Tranche (**Final Terms**) which, with respect to Covered Bonds to be admitted to the Official List and admitted to trading on its regulated market by the Irish Stock Exchange, will be delivered to the Irish Stock Exchange on or before the date of issue of such Tranche of Covered Bonds.

The Programme provides that Covered Bonds may be listed or admitted to trading, as the case may be, on such other or further stock exchange(s) or regulated or unregulated markets as may be agreed between the Issuer, the LLP, the Bond Trustee (as defined below) and the relevant Dealer(s). The Issuer may also issue unlisted Covered Bonds and/or Covered Bonds not admitted to trading on any regulated or unregulated market.

The Covered Bonds and the Covered Bond Guarantee have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the **Securities Act**). The Covered Bonds are in bearer form and are subject to U.S. tax law requirements. Subject to certain exceptions, the Covered Bonds may not be offered, sold or delivered within the United States or to U.S. persons. See *Form of the Covered Bonds* for a description of the manner in which Covered Bonds will be issued.

The Issuer and the LLP may agree with any Dealer and the Bond Trustee that Covered Bonds may be issued in a form not contemplated by the Terms and Conditions of the Covered Bonds herein, in which event (in the case of Covered Bonds admitted to the regulated market of the Irish Stock Exchange only) a supplementary prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Covered Bonds.

The Covered Bonds issued under the Programme are expected on issue to be assigned an "Aaa" rating by Moody's Investors Service Limited (**Moody's**). A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation.

The Covered Bonds are not issued under the Irish Asset Covered Securities Act, 2001 and do not have the benefits or protections available to securities issued under such legislation. The Issuer is not a registered issuer under the Regulated Covered Bonds Regulations 2008 and as such, the legislative framework for covered bonds in the UK does not apply to the Covered Bonds.

Arranger for the Programme

ABN AMRO

Dealers

ABN AMRO CALYON

The date of this Offering Circular is 19 June 2008

For the purposes of part 6 of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the **Irish Prospectus Regulations**), each of the Issuer and the LLP accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer and the LLP (having taken all reasonable care to ensure that such is the case), such information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information. This declaration is included in this Offering Circular in compliance with item 1.2 of annex VII to Commission Regulation (EC) No 809/2004 of 29 April 2004 (the **EU Prospectus Regulation**).

Upon approval of this Offering Circular by the Financial Regulator, this Offering Circular will be filed with the Registrar of Companies in Ireland in accordance with regulation 38(b) of the Irish Prospectus Regulations.

Copies of each set of Final Terms (in the case of Covered Bonds to be listed on the Official List and to be admitted to trading on the regulated market of the Irish Stock Exchange or the subject of a public offer in Ireland) will be available from the registered office of the Issuer and delivered to the Irish Stock Exchange and (in the case of Covered Bonds to be admitted to the Official List and also all unlisted Covered Bonds) from the specified office set out below of each of the Paying Agents (as defined below).

This Offering Circular is to be read in conjunction with all documents which are incorporated herein by reference (see *Documents Incorporated by Reference* below). This Offering Circular shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular.

The information contained in this Offering Circular was obtained from the Issuer and other sources, but no assurance can be given by the Arranger, the Dealers, the Bond Trustee or the Security Trustee as to the accuracy or completeness of this information. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Arranger, the Dealers, the Bond Trustee or the Security Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer and the LLP in connection with the Programme. Neither the Arranger nor the Dealers nor the Bond Trustee nor the Security Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer and the LLP in connection with the Programme.

Subject as provided in the applicable Final Terms, the only persons authorised to use this Offering Circular in connection with an offer of Covered Bonds are the persons named in the applicable Final Terms as the relevant Dealer(s).

No person is or has been authorised by the Issuer, the LLP, Anglo Irish Asset Finance plc (AIAF), the Arranger, any of the Dealers, the Bond Trustee or the Security Trustee to give any information or to make any representation not contained in this Offering Circular or any other information supplied in connection with the Programme or the Covered Bonds and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the LLP, the Arranger, any of the Dealers, the Bond Trustee or the Security Trustee.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Covered Bonds (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the LLP, any of the Originators, any of the Originator Trustees, the Arranger, any of the Dealers, the Bond Trustee or the Security Trustee that any recipient of this Offering Circular or any other information supplied

in connection with the Programme or any Covered Bonds should purchase any Covered Bonds. Each investor contemplating purchasing any Covered Bonds should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and/or the LLP. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Covered Bonds constitutes an offer or invitation by or on behalf of the Issuer, the LLP, any of the Originators, any of the Originator Trustees, the Arranger, any of the Dealers, the Bond Trustee or the Security Trustee to any person to subscribe for or to purchase any Covered Bonds.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Covered Bonds shall in any circumstances imply that the information contained herein concerning the Issuer and/or the LLP and/or any of the Originators and/or any of the Originator Trustees is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers, the Arranger, the Bond Trustee and the Security Trustee expressly do not undertake to review the financial condition or affairs of the Issuer, the LLP, any of the Originators or any of the Originator Trustees during the life of the Programme or to advise any investor in the Covered Bonds of any information coming to their attention. Investors should review, *inter alia*, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Covered Bonds.

The Covered Bonds being in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to United States persons, except in certain transactions permitted by U.S. tax regulations (see *Subscription and Sale* below). Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and the regulations promulgated thereunder.

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Covered Bonds in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer, delivery or sale of Covered Bonds may be restricted by law in certain jurisdictions. The Issuer, the LLP, the Arranger, the Dealers, the Bond Trustee and the Security Trustee do not represent that this Offering Circular may be lawfully distributed, or that any Covered Bonds may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the LLP, the Arranger, the Dealers, the Bond Trustee or the Security Trustee which would permit a public offering of any Covered Bonds or distribution of this Offering Circular in any jurisdiction where action for that purpose is required save for application for approval by the Financial Regulator (as the competent authority in Ireland for the purposes of the Prospectus Directive and relevant Irish laws) as a base prospectus compliant with the Prospectus Directive and relevant Irish laws. Accordingly, no Covered Bonds may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Covered Bonds may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Covered Bonds. In particular, there are restrictions on the distribution of this Offering Circular and the offer, delivery or sale of Covered Bonds in Ireland, the United States, the United Kingdom, Japan and the Republic of Italy, see *Subscription and Sale and Transfer and Selling Restrictions* below.

The Covered Bonds have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities commission or other regulatory authority in the

United States, nor have the foregoing authorities approved this Offering Circular or confirmed the accuracy or determined the adequacy of the information contained in this Offering Circular. Any representation to the contrary is unlawful.

All references in this document to Sterling, GBP and £ refer to the lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland, references to euro and € refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to U.S. Dollars and $ refer to United States dollars, references to CHF refer to Swiss franc and references to Yen, JPY and ¥ refer to Japanese Yen.

In connection with the issue of any Tranche of Covered Bonds, the Dealer or Dealers (if any) named as the stabilising manager(s) (or persons acting on behalf of any stabilising manager(s)) in the applicable Final Terms may over-allot Covered Bonds (provided that, in the case of any Tranche of Covered Bonds to be admitted to trading on the regulated market of the Irish Stock Exchange, the aggregate principal amount of Covered Bonds allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Covered Bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the stabilising manager(s) (or persons acting on behalf of a stabilising manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the relevant Tranche of Covered Bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Covered Bonds and 60 days after the date of the allotment of the relevant Tranche of Covered Bonds. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or person(s) acting on behalf of any Stabilising Manager(s)) in accordance with all applicable laws and rules.

In making an investment decision, investors must rely on their own examination of the Issuer and the LLP and the terms of the Covered Bonds being offered, including the merits and risks involved.

None of the Dealers, the Arranger, the Issuer, the LLP, the Security Trustee or the Bond Trustee makes any representation to any investor in the Covered Bonds regarding the legality of its investment under any applicable laws. Any investor in the Covered Bonds should be able to bear the economic risk of an investment in the Covered Bonds for an indefinite period of time.

Capitalised terms used in this document, unless otherwise indicated, have the meanings set out in this document. A glossary of defined terms appears at the back of this document – see *Glossary* below.

TABLE OF CONTENTS

SUPPLEMENTAL BASE PROSPECTUS

If at any time the Issuer shall be required to prepare a supplementary prospectus pursuant to regulation 51 of the Irish Prospectus Regulations, the Issuer will prepare and make available an appropriate amendment or supplement to this Offering Circular or a further prospectus which shall constitute a supplementary prospectus as required by the Financial Regulator and such regulation 51.

The Issuer has given an undertaking to the Dealers that if at any time during the duration of the Programme there is a significant new factor, material mistake or inaccuracy relating to the information contained in this Offering Circular which is capable of affecting the assessment of any Covered Bonds and whose inclusion in or removal from this Offering Circular is necessary, for the purpose of allowing an investor to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer, and the rights attaching to the Covered Bonds, the Issuer shall prepare an amendment or supplement to this Offering Circular or prepare a replacement prospectus for use in connection with any subsequent issue of the Covered Bonds.

DOCUMENTS INCORPORATED BY REFERENCE

The audited consolidated annual accounts of the Issuer and its subsidiaries for the years ended 30 September 2006 and 30 September 2007 which have previously been published or are published simultaneously with this Offering Circular and have been submitted to and filed with the Financial Regulator and/or the Irish Stock Exchange shall be deemed to be incorporated in, and to form part of, this Offering Circular save that any statement contained herein or any of the documents incorporated by reference in, and forming part of, this Offering Circular shall be deemed to be modified or superseded for the purpose of this Offering Circular, provided that any modifying or superseding statement is made by way of an annual information update or supplements to this Offering Circular pursuant to Articles 10 and 16 respectively of the Prospectus Directive. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

Documents that are themselves incorporated by reference in any of the documents incorporated by reference above shall not be incorporated in, or form part of, this Offering Circular.

The Issuer and the LLP will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Written requests for such documents should be directed either to the Issuer, Anglo Irish Bank Corporation plc acting through its UK Branch, 10 Old Jewry, London EC2R 8DN, and marked for the attention of the UK Finance Director, or (as applicable) the LLP, at its office set out at the end of this Offering Circular.

The Issuer and the LLP have each undertaken to the Dealers in the Programme Agreement to comply with the Irish Prospectus Regulations and the other Prospectus Rules. In the event that a supplementary prospectus is produced pursuant to such undertaking, a copy of such supplementary prospectus will accompany this Offering Circular in connection with any subsequent issue of Covered Bonds.

If the terms of the Programme are modified or amended in a manner which would make this Offering Circular, as so modified or amended, inaccurate or misleading or, in the event of any material mistake or inaccuracy which is capable of affecting the assessment of any Covered Bonds, a supplement to this Offering Circular or a new offering circular will be prepared for use in connection with any subsequent issue of Covered Bonds.

TRANSACTION OVERVIEW

This Transaction Overview must be read as an introduction to this Offering Circular and any decision to invest in any Covered Bonds should be based on a consideration of this Offering Circular as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to either Responsible Person in such Member State in respect of this Transaction Overview, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Offering Circular. Where a claim relating to information contained in this Offering Circular is brought before a court in a Member State of the European Economic Area, the claimant may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Offering Circular before the legal proceedings are initiated.

Words and expressions defined elsewhere in this Offering Circular shall have the same meanings in this overview. A glossary of certain defined terms used in this document is contained at the end of this Offering Circular.

Structure Diagram


Trust payments
Anglo Irish Bank Corporation plc (UK Branch)
Anglo Irish Asset Finance plc
Original Originators
Original Originator Trustees
Loans and security (trust)
Anglo Irish Covered Bonds LLP
LLP
Covered Bond Guarantee Deed of Charge
Intercompany Loan
Repayment of Intercompany Loan (subordinated)
Anglo Irish Bank Corporation plc (UK Branch)
Issuer
Covered Bond Guarantee
Security Trustee
Covered Bond proceeds
Payments on Covered Bond
Covered Bondholders

Structure Overview

- *Covered Bond Programme* (the **Programme**): Under the terms of the Programme, the Issuer will issue Covered Bonds to holders of the Covered Bonds on each Issue Date. The Covered Bonds will be direct, unsecured and unconditional obligations of the Issuer.

- *Covered Bond Guarantee*: Under the terms of the Trust Deed, the LLP has provided to the Bond Trustee a guarantee as to payments of interest and principal under the Covered Bonds. The LLP has agreed to pay an amount equal to the Guaranteed Amounts when the same shall become Due for Payment but which are unpaid by the Issuer. The obligations of the LLP under the Covered Bond Guarantee constitute direct and (following the service of a Notice to Pay on the LLP or, if earlier, (i) the occurrence of Automatic Issuer Acceleration or (ii) the service on the Issuer and the LLP of an LLP Acceleration Notice) unconditional obligations of the LLP, secured as provided in the Deed of Charge. The Bond Trustee will be required to serve a Notice to Pay on the LLP following the occurrence of (i) a Pool Event or (ii) an Issuer Event of Default and service of an Issuer Acceleration Notice (except that an Issuer Acceleration Notice is not required to be served in respect of an event triggering Automatic Issuer Acceleration). An LLP Acceleration Notice may be served by the Bond Trustee on the Issuer and the LLP following the occurrence of an LLP Event of Default.

  If an LLP Acceleration Notice is served, the Covered Bonds will become (if not already due and repayable as against the Issuer following service of an Issuer Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration) immediately due and repayable as against the Issuer and the LLP's obligations under the Covered Bond Guarantee will be accelerated. Payments made by the LLP under the Covered Bond Guarantee will be made subject to, and in accordance with, the Guarantee Priority of Payments or the Post-Enforcement Priority of Payments, as applicable.

- *Security*: To secure its obligations under the Covered Bond Guarantee and the Transaction Documents to which it is a party, the LLP has granted security over the Charged Property (which consists principally of the LLP Interest in the Portfolio (subject to the Originator Trusts), the Substitution Assets, the LLP's rights under the Transaction Documents to which it is a party, the LLP Accounts, the Excess Proceeds and the Authorised Investments) in favour of the Security Trustee (for itself and on behalf of the other Secured Creditors) pursuant to the Deed of Charge.

- *Issuer Acceleration:* As against the Issuer (but not, for the avoidance of doubt, as against the LLP under the Covered Bond Guarantee) each Covered Bond of each Series shall immediately become due and repayable upon (i) the service of an Issuer Acceleration Notice by the Bond Trustee after the occurrence of an Issuer Event of Default or (ii) the occurrence of an event triggering Automatic Issuer Acceleration. Upon the Covered Bonds becoming immediately due and repayable as against the Issuer, the LLP shall be required to make payments of Guaranteed Amounts when the same shall become Due for Payment in accordance with the terms of the Covered Bond Guarantee described above (but subject to the service of a Notice to Pay on the LLP, except in case of an event triggering Automatic Issuer Acceleration). All moneys received by the Bond Trustee from the Issuer or any receiver, liquidator, administrator, examiner or other similar official appointed in relation to the Issuer following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the service of a Notice to Pay shall be considered Excess Proceeds and shall be paid by the Bond Trustee on behalf of the holders of the Covered Bonds of all Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in a blocked account in the name of the LLP held with the Account Bank (the **Excess Proceeds Account**).

- *Intercompany Loan Agreement*: Under the terms of the Intercompany Loan Agreement, the Issuer will make Term Advances to the LLP in an amount equal to the Principal Amount Outstanding on the Issue Date of each Series or, as applicable, Tranche of Covered Bonds. Payments by the Issuer of amounts due under the Covered Bonds are not conditional upon receipt by the Issuer of payments from the LLP pursuant to the Intercompany Loan Agreement. Amounts owed by the LLP to the Issuer under the Intercompany Loan Agreement will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee.

- *The proceeds of Term Advances*: The LLP will use the proceeds of the Term Advances received under the Intercompany Loan Agreement from time to time (if not denominated in Sterling, after swapping the same into Sterling under the relevant Covered Bond Swap Agreement): (i) to make a payment to become the holder of a fixed undivided 100 per cent. beneficial interest in the Initial Portfolio and each New Portfolio, consisting of Loans and their Related Security, from the relevant Originator pursuant to a declaration of trust in accordance with the terms of the Originator Trust Deed (the **LLP Interest**); and/or (ii) to invest in Substitution Assets and Authorised Investments in an amount not exceeding the Prescribed Limit; and/or (iii) (subject to no Breach Notice having been served which has not been revoked (as described below)) to make a Capital Distribution to a Member; and/or (iv) if an existing Series or Tranche, or part of an existing Series or Tranche, of Covered Bonds is being refinanced (by the issue of a further Series or Tranche of Covered Bonds), to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced; and/or (v) to make a deposit of all or part of the proceeds in the GIC Account. To protect the value of the Portfolio subject to the Originator Trusts under the terms of the LLP Deed, the LLP and the Members (other than the Liquidation Member) will be obliged to ensure that, for so long as Covered Bonds remain outstanding, the Portfolio satisfies the Asset Coverage Test and the Portfolio Criteria (as described below) on each Calculation Date prior to the service of a Notice to Pay or if earlier, (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the service of an LLP Acceleration Notice.

- *Payments*: Under the terms of the Originator Trust Deed, the amount to be paid by the LLP to the relevant Originator for becoming the holder of a beneficial interest created by the declaration of trust over its Loans and their Related Security in favour of the LLP absolutely on any Trust Date will be a combination of (i) a cash payment paid by the LLP to that Originator and/or (ii) that Originator being treated as having made a Capital Contribution in Kind to the LLP (in an amount corresponding to the difference between the True Balance of such Loans of that Originator as at the relevant Trust Date and the cash payment (if any) paid by the LLP) to be applied under the Originator Trust Deed to the corresponding proportion of Loans and their Related Security then to be held on trust absolutely for the LLP and (iii) Deferred Payments (the latter to be paid in accordance with the relevant Priority of Payments).

- *Cashflows*: Prior to service of a Breach Notice (which has not been revoked), a Notice to Pay or an LLP Acceleration Notice on the LLP and prior to the occurrence of an event triggering Automatic Issuer Acceleration, the LLP will:

    - apply Available Revenue Receipts to pay interest due on the Term Advances (the proceeds of which the Issuer may apply to pay interest due on the Covered Bonds) and to pay Deferred Payments to the relevant Originator pursuant to the terms of the Originator Trust Deed. However, these payments will only be made after payment of certain items ranking higher in the Pre-Acceleration Revenue Priority of Payments (including, but not limited to, certain expenses and amounts due to the Interest Rate Swap Provider and the Covered Bond Swap Providers). For further details of the Pre-Acceleration Revenue Priority of Payments, see *Cashflows* below; and

- apply Available Principal Receipts towards making Capital Distributions to the Members but only after payment of certain items ranking higher in the Pre-Acceleration Principal Priority of Payments (including, but not limited to, acquiring a beneficial interest in New Loans and their Related Security over which a trust is offered to be declared by the relevant Originator in favour of the LLP absolutely and repaying principal due on Term Advances). For further details of the Pre-Acceleration Principal Priority of Payments, see *Cashflows* below.

Following service on the LLP of a Breach Notice (which has not been revoked) but prior to service of a Notice to Pay or an LLP Acceleration Notice and prior to the occurrence of an event triggering Automatic Issuer Acceleration, the LLP will continue to apply Available Revenue Receipts and Available Principal Receipts as described above, except that, whilst any Covered Bonds remain outstanding:

- in respect of Available Revenue Receipts, no further amounts will be paid to the Issuer under the Intercompany Loan Agreement, towards any indemnity amount due to the Members pursuant to the LLP Deed or any indemnity amount due to the Asset Monitor pursuant to the Asset Monitor Agreement, towards any Deferred Payments or towards any profit for the Members' respective interests in the LLP (but payments will, for the avoidance of doubt, continue to be made under the relevant Swap Agreements); and

- in respect of Available Principal Receipts, no payments will be made other than into the GIC Accounts after exchange (if required) in accordance with the relevant Covered Bond Swap (see *Cashflows* below).

Following service on the LLP of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration (but prior to an LLP Event of Default and service of an LLP Acceleration Notice on the LLP), the LLP will use all monies (other than Third Party Amounts) to pay Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment subject to paying certain higher ranking obligations of the LLP in the Guarantee Priority of Payments. In such circumstances, the Members of the LLP, including the Originators, will only be entitled to receive any remaining income of the LLP after all amounts due under the Covered Bond Guarantee in respect of the Covered Bonds have been paid in full or have otherwise been provided for.

Following the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice on the LLP, the Covered Bonds will become immediately due and repayable and the Bond Trustee will then have a claim against the LLP under the Covered Bond Guarantee for an amount equal to the Early Redemption Amount in respect of each Covered Bond together with accrued interest and any other amounts due under the Covered Bonds (other than additional amounts payable by the Issuer under Condition 7) and the security created by the LLP over the Charged Property will become enforceable. Any moneys recovered by the Security Trustee from realisation of the Charged Property following enforcement of the Security created by the LLP in accordance with the Deed of Charge will be distributed according to the Post-Enforcement Priority of Payments as to which, see *Cashflows* below.

- *Asset Coverage*: The Programme provides that the assets of the LLP are subject to an Asset Coverage Test in respect of the Covered Bonds. Accordingly, for so long as Covered Bonds remain outstanding and no Notice to Pay or LLP Acceleration Notice has been served and no event triggering Automatic Issuer Acceleration has occurred, the LLP and the Members (other than the Liquidation Member) shall procure that on each Calculation Date, the Adjusted Aggregate Asset Amount will be in an amount at least equal to the Sterling equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds from time to time. The Asset Coverage Test will be tested by the Cash Manager on each Calculation Date. A breach of the Asset Coverage Test on a Calculation Date which is not remedied on the immediately succeeding Cure Date will require the

Bond Trustee to serve an Asset Coverage Test Breach Notice on the LLP. The Asset Coverage Test Breach Notice will be revoked if, on any Calculation Date falling on or prior to the third Cure Date following service of an Asset Coverage Test Breach Notice, the Portfolio satisfies the Asset Coverage Test and (i) neither a Notice to Pay nor an LLP Acceleration Notice has been served and (ii) no event triggering Automatic Issuer Acceleration has occurred.

If an Asset Coverage Test Breach Notice has been delivered and has not been revoked:

(a) the application of Available Revenue Receipts and Available Principal Receipts will be restricted;

(b) the LLP will be required to sell its beneficial interest in Selected Loans to the extent required to meet the Asset Coverage Test; and

(c) the Issuer will not be permitted to make to the LLP, and the LLP will not be permitted to borrow from the Issuer, any new Term Advances under the Intercompany Loan Agreement.

If an Asset Coverage Test Breach Notice has been served and not revoked on any Calculation Date falling on or before the third Cure Date after service of such Asset Coverage Test Breach Notice, then a Pool Event shall occur and the Bond Trustee must serve a Notice to Pay on the LLP.

- *Portfolio Criteria*: The Programme provides that the Loans in the Portfolio are subject to certain quality and diversity requirements, referred to as Portfolio Criteria. Accordingly, for so long as Covered Bonds remain outstanding and no Notice to Pay or LLP Acceleration Notice has been served and no Automatic Issuer Acceleration has occurred, the LLP and the Members (other than the Liquidation Member) shall procure that on each Calculation Date, the Portfolio satisfies the Portfolio Criteria are. Compliance with the Portfolio Criteria will be tested by the Cash Manager on each Calculation Date. A breach of the Portfolio Criteria on a Calculation Date which is not remedied on the immediately succeeding Cure Date will require the Bond Trustee to serve a Portfolio Criteria Breach Notice on the LLP. The Portfolio Criteria Breach Notice will be revoked if, on any Calculation Date falling on or prior to the third Cure Date following service of a Portfolio Criteria Breach Notice, the Portfolio satisfies the Portfolio Criteria and (i) neither a Notice to Pay nor an LLP Acceleration Notice has been served and (ii) no event triggering Automatic Issuer Acceleration has occurred.

If a Portfolio Criteria Breach Notice has been delivered and has not been revoked:

(a) the application of Available Revenue Receipts and Available Principal Receipts will be restricted;

(b) the LLP will be required to sell its beneficial interest in Selected Loans to the extent required to meet the Portfolio Criteria; and

(c) the Issuer will not be permitted to make to the LLP, and the LLP will not be permitted to borrow from the Issuer, any new Term Advances under the Intercompany Loan Agreement.

If a Portfolio Criteria Breach Notice has been served and not revoked on any Calculation Date falling on or before the third Cure Date after service of such Portfolio Criteria Breach Notice, then a Pool Event shall occur and the Bond Trustee must serve a Notice to Pay on the LLP.

- *Amortisation Test*: In addition, following service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration (but prior to service of an LLP Acceleration Notice) and for so long as Covered Bonds remain outstanding, the LLP and the Members (other than the Liquidation Member) shall procure that on each Calculation Date following the service of a

Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration, the Amortisation Test Aggregate Loan Amount will be in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds. The Amortisation Test will be tested by the Cash Manager on each Calculation Date following the service of a Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration. A breach of the Amortisation Test will constitute an LLP Event of Default, which will entitle the Bond Trustee to serve an LLP Acceleration Notice declaring the Covered Bonds immediately due and repayable and entitling the Security Trustee to enforce the Security over the Charged Property.

- *Extended obligations under the Covered Bond Guarantee*: An Extended Due for Payment Date will apply in relation to each Series of Covered Bonds. This means that if the Issuer fails to pay the Final Redemption Amount of the relevant series of Covered Bonds on the Final Maturity Date (subject to applicable grace periods) and if the Guaranteed Amounts equal to the Final Redemption Amount of the relevant Series of Covered Bonds are not paid in full by the Extension Determination Date (for example because, following the service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration, the LLP has insufficient moneys available in accordance with the Guarantee Priority of Payments to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount of the relevant Series of Covered Bonds) then payment of the unpaid amount pursuant to the Covered Bond Guarantee shall be automatically deferred (without an LLP Event of Default occurring as a result of such non-payment) and shall be due and payable 18 months later on the Extended Due for Payment Date (subject to any applicable grace period). However, any amount representing the Final Redemption Amount due and remaining unpaid on the Extension Determination Date may be paid by the LLP on any Interest Payment Date thereafter, up to (and including) the relevant Extended Due for Payment Date. Interest will continue to accrue on any unpaid amount during such extended period and be payable on the Original Due for Payment Date and on the Extended Due for Payment Date in accordance with Condition 4.

- *Risk Factors*: The Issuer's business activities depend on the level of banking, finance and financial services that its respective customers require. Customer demand can fluctuate based on prevailing economic, interest rate and other conditions. In part, the Issuer funds its business activities through access to the institutional debt, securitisation and covered bond markets in the U.S., Europe and Asia. The Issuer's continued ability to fund its business in this manner depends on a number of factors, including many outside of its control, such as general market conditions and the general level of liquidity in the market. The LLP relies on a third-party servicer to provide calculation and other servicing functions in relation to its loan portfolio. Failure of the servicer to perform these functions could affect payment on the Covered Bonds. Further, the LLP relies on swap providers to hedge against possible variances in the rates of interest payable on the Loans in the Portfolio (including any New Loans) and to hedge against interest rate and currency risks in respect of amounts received by the LLP on the Loans in the Portfolio and amounts payable by the LLP under the Covered Bond Guarantee. The performance of the swap providers and the LLP under their mutual swap agreements can affect both rating of and payment on the Covered Bonds.

- *Servicing*: In their capacity as Servicers, Anglo Irish Bank Corporation plc (acting through its UK Branch) and Anglo Irish Asset Finance plc have entered into the Servicing Agreement with the Originators, the LLP, the Originator Trustees and the Security Trustee, pursuant to which each Servicer has agreed to provide administrative services in respect of the Loans and their Related Security over which the relevant Servicer (in its capacity as Originator) has declared a trust in favour of the LLP absolutely.

- *Non-applicability of Irish Asset Covered Securities Act, 2001*: The Covered Bonds are not issued under the Irish Asset Covered Securities Act, 2001 and do not have the benefits or protections given to securities issued under such legislation.

- *Further Information*: For a more detailed description of the transactions summarised above relating to the Covered Bonds see, amongst other relevant sections of this Offering Circular, *Risk Factors, Brief outline of the Programme, Terms and Conditions of the Covered Bonds, Summary of the Principal Documents, Credit Structure, Cashflows* and *The Portfolio*, below.

Ownership Structure of Anglo Irish Covered Bonds LLP

- As at the date of this Offering Circular the Members of the LLP are the Originators and the Liquidation Member.
- A New Member may be admitted to the LLP, subject to meeting certain conditions precedent including, but not limited to, Rating Agency Confirmation.
- Other than in respect of those decisions reserved to the Members, the LLP Management Committee (comprised of, as at the date of this Offering Circular, directors and/or employees of the Originators and the Liquidation Member) will manage and conduct the business of the LLP and will have all the rights, power and authority to act at all times for and on behalf of the LLP.


Anglo Irish Covered Bonds
Finance Limited
Liquidation Member
Anglo Irish Bank Corporation plc
(UK Branch)
Anglo Irish Asset Finance plc
Anglo Irish
Covered Bonds LLP

Ownership Structure of the Liquidation Member

- As at the date of this Offering Circular, 80 per cent. of the issued share capital of the Liquidation Member is held by Anglo Irish Covered Bonds Finance (Holdings) Limited and 20 per cent. of the issued share capital of the Liquidation Member is held by Anglo Irish Bank Corporation plc (acting through its UK Branch).
- The entire issued capital of Anglo Irish Covered Bonds Finance (Holdings) Limited is held by Wilmington Trust SP Services (London) Limited as share trustee on trust for charitable purposes.



Wilmington Trust SP Services (London) Limited
Share Trustee
100% of shares held on trust for charitable purposes
Anglo Irish Bank Corporation plc (UK Branch)
Anglo Irish Covered Bonds Finance (Holdings) Limited
Holdings
20% of shares
80% of shares
Anglo Irish Covered Bonds Finance Limited
Liquidation Member

BRIEF OUTLINE OF THE PROGRAMME

The following outline does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Covered Bonds, the applicable Final Terms. Words and expressions defined elsewhere in this Offering Circular shall have the same meanings in this outline. A glossary of certain defined terms is contained at the end of this Offering Circular.

Issuer:

Anglo Irish Bank Corporation plc (acting through its UK Branch) (**Anglo Irish**), a bank incorporated and licensed in Ireland.

For a more detailed description of the Issuer, see *Anglo Irish Bank Corporation plc*, below.

The LLP:

Anglo Irish Covered Bonds LLP, a limited liability partnership incorporated in England and Wales (partnership no. OC327171). The Members of the LLP as at the date of this Offering Circular are Anglo Irish and Anglo Irish Asset Finance plc (each in its capacity as Originator) and the Liquidation Member. The LLP is a special purpose vehicle whose business is to become the holder, *inter alia*, of beneficial interests in Loans and their Related Security from the Originators pursuant to declarations of trust under the terms of the Originator Trust Deed and to guarantee certain payments in respect of the Covered Bonds. The LLP will hold the beneficial interests in the Portfolio and the other Charged Property in accordance with the terms of the Transaction Documents.

The LLP has provided a guarantee covering all Guaranteed Amounts when the same shall become Due for Payment, but only following (i) the service on the LLP of a Notice to Pay following the service of an Issuer Acceleration Notice or following the occurrence of a Pool Event, (ii) the service of an LLP Acceleration Notice or (iii) the occurrence of an event triggering Automatic Issuer Acceleration. The obligations of the LLP under such guarantee and the other Transaction Documents to which it is a party are secured by the assets from time to time of the LLP and recourse against the LLP is limited to such assets.

For a more detailed description of the LLP, see *The LLP*, below.

Originators:

(a) Anglo Irish.

For a more detailed description of Anglo Irish, see *Anglo Irish Bank Corporation plc*, below.

(b) Anglo Irish Asset Finance plc (**AIAF**), a public limited company incorporated in England.

For a more detailed description of AIAF, see *Anglo Irish Asset Finance plc*, below.

Servicers:

Pursuant to the terms of the Servicing Agreement, Anglo Irish and AIAF have each been appointed to service, on behalf of the LLP, the relevant Originator Trustee and the relevant Originator, the Loans and Related Security subject to the relevant Originator Trust.

Originator Trustees:

(a) Pursuant to the terms of the Originator Trust Deed, Anglo Irish will act as the trustee in relation to the Originator Trusts created by it.

For a more detailed description of Anglo Irish, see *Anglo Irish Bank Corporation plc*, below.

(b) Pursuant to the terms of the Originator Trust Deed, AIAF will act as trustee in relation to the Originator Trusts created by it.

For a more detailed description of AIAF, see *Anglo Irish Asset Finance plc*, below.

Cash Manager:

Anglo Irish has also been appointed, *inter alia*, to provide cash management services to the LLP and the Originators and to monitor compliance by the LLP with the Asset Coverage Test, the Portfolio Criteria and the Amortisation Test pursuant to the terms of the Cash Management Agreement.

Principal Paying Agent and Agent Bank:

Deutsche Bank AG, London branch, acting through its offices at Winchester House, 1 Great Winchester Street, London EC2N 2DB has been appointed pursuant to the Agency Agreement as issuing and principal paying agent and agent bank.

Irish Paying Agent:

Deutsche International Corporate Services (Ireland) Limited, acting through its offices at 5 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland has been appointed pursuant to the Agency Agreement as paying agent in Ireland.

Bond Trustee:

Deutsche Trustee Company Limited, whose registered office is at Winchester House, 1 Winchester Street, London EC2N 2DB has been appointed to act as Bond Trustee on behalf of the holders of the Covered Bonds in respect of the Covered Bonds and holds the benefit of, *inter alia*, the Covered Bond Guarantee on behalf of the holders of the Covered Bonds pursuant to the terms of the Trust Deed.

Security Trustee:

Deutsche Trustee Company Limited whose registered office is at Winchester House, 1 Winchester Street, London EC2N 2DB has been appointed to act as Security Trustee to hold the benefit of the security granted by the LLP to the Security Trustee (for itself, the holders of the Covered Bonds and other Secured Creditors) under the Deed of Charge.

Asset Monitor:

KPMG Audit plc, having its registered office at 8 Salisbury Square, London EC4Y 8BB, has been appointed pursuant to the

Asset Monitor Agreement as an independent monitor to perform tests in respect of the Asset Coverage Test, the Portfolio Criteria and the Amortisation Test when required.

Covered Bond Swap Provider:

Anglo Irish (in its capacity as Covered Bond Swap Provider) has agreed to act as Covered Bond Swap Provider to the LLP to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP in respect of its beneficial interest in the Loans and the Interest Rate Swap and amounts payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration) and under the Covered Bond Guarantee in respect of the Covered Bonds (after service of a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration) by entering into the Covered Bond Swaps with the LLP and the Security Trustee under the Covered Bond Swap Agreements. In the event that the ratings of the Covered Bond Swap Provider fall below a specified ratings level, the Covered Bond Swap Provider will be required to obtain a guarantee of its obligations from an appropriately rated guarantor or put in place some other arrangement, which may include the delivery of collateral pursuant to the Covered Bond Swap Agreement, in order to maintain the then current ratings of the Covered Bonds.

Interest Rate Swap Provider:

Anglo Irish (in its capacity as the Interest Rate Swap Provider) has agreed to act as a swap provider to the LLP to hedge possible variances between the rates of interest payable on the Loans subject to the Originator Trusts and LIBOR for three month Sterling deposits (payable by the LLP under the Covered Bond Swap Agreement) by entering into the Interest Rate Swap with the LLP and the Security Trustee under the Interest Rate Swap Agreement. The Interest Rate Swap Provider will be required to obtain a guarantee of its obligations or put in place some other arrangement, which may include the delivery of collateral pursuant to the Interest Rate Swap Agreement, in the event that its ratings fall below a specified ratings level.

For a more detailed description of the Interest Rate Swap Provider, see *Anglo Irish Bank Corporation plc*, below.

GIC Provider:

Anglo Irish has been appointed as GIC Provider to the LLP pursuant to the terms of the Guaranteed Investment Contract (the **GIC**).

For a more detailed description of the GIC Provider, see *Anglo Irish Bank Corporation plc*, below.

Account Bank:

Anglo Irish has been appointed as Account Bank to the LLP and the Originators pursuant to the terms of the Bank Account Agreement.

For a more detailed description of the Account Bank, see *Anglo Irish Bank Corporation plc*, below.

Liquidation Member:	Anglo Irish Covered Bonds Finance Limited, a special purpose vehicle incorporated in England and Wales as a private limited company (registered no. 6189318). As at the date of this Offering Circular, 80 per cent. of the issued share capital of the Liquidation Member is held by Holdings and 20 per cent. of the issued share capital of the Liquidation Member is held by Anglo Irish.
Holdings:	Anglo Irish Covered Bonds Finance (Holdings) Limited, a special purpose vehicle incorporated in England and Wales as a private limited company (registered no. 6189258). All of the shares of Holdings are held by the Share Trustee on trust for general charitable purposes.
Share Trustee:	Wilmington Trust SP Services (London) Limited, having its registered office at Fifth Floor, 6 Broad Street Place, London EC2M 7JH.
Corporate Services Providers:	Wilmington Trust SP Services (London) Limited, having its registered office at Fifth Floor, 6 Broad Street Place, London EC2M 7JH, has been appointed to provide certain corporate services to the Liquidation Member, the LLP and Holdings, pursuant to the Corporate Services Agreement.
Description:	Global Covered Bond Programme
Arranger:	ABN AMRO Bank N.V., London branch
Dealers:	ABN AMRO Bank N.V., London branch, CALYON and any other Dealers appointed from time to time in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Covered Bonds denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see *Subscription and Sale and Transfer and Selling Restrictions* below).
Programme Size:	Up to €5 billion (or its equivalent in other currencies determined as described in the Programme Agreement) outstanding at any time as described herein. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Covered Bonds may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis, subject to the restrictions set forth in *Subscription and Sale and Transfer and Selling Restrictions* below.
Specified Currencies:	Subject to any applicable legal or regulatory restrictions, any of €, $, £, JPY and CHF (as set out in the applicable Final Terms).

Redenomination:	The applicable Final Terms may provide that certain Notes may be redenominated. If so, the redenomination provisions will be set out in the applicable Final Terms.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms, subject to such minimum and maximum maturities as may be allowed or required from time to time by the relevant central bank or financial regulator (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency and in any event subject to a maximum maturity of 10 years.
Issue Price:	Covered Bonds may be issued at par or at a premium or discount to par on a fully-paid basis or partly-paid basis.
Form of Covered Bonds:	The Covered Bonds will be issued in bearer form as described in *Form of the Covered Bonds* below.
Fixed Rate Covered Bonds:	Fixed Rate Covered Bonds will bear interest at a fixed rate which will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s) (as set out in the applicable Final Terms).
Floating Rate Covered Bonds:	Floating Rate Covered Bonds will bear interest at a rate determined: (a) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the ISDA Definitions; or (b) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (c) on such other basis as may be agreed between the Issuer and the relevant Dealer(s), as set out in the applicable Final Terms. The Margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each issue of Floating Rate Covered Bonds as set out in the applicable Final Terms.
Other provisions in relation to Floating Rate Covered Bonds:	Floating Rate Covered Bonds may also have a maximum interest rate, a minimum interest rate or both (as indicated in the applicable Final Terms). Interest on Floating Rate Covered Bonds in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer(s), will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day

Count Fraction, as may be agreed between the Issuer and the relevant Dealer(s).

Zero Coupon Covered Bonds:	Zero Coupon Covered Bonds may be offered and sold at a discount to their nominal amount and will not bear interest except in the case of late payment unless otherwise specified in the applicable Final Terms.
Rating Agency Confirmation:	The issuance of certain types of Covered Bonds (namely, Zero Coupon Covered Bonds as specified in the relevant Final Terms) shall be subject to a Rating Agency Confirmation.
Redemption:	The Covered Bonds cannot be redeemed prior to their stated maturity (other than for taxation reasons or if it becomes unlawful for any Term Advance to remain outstanding or following an Issuer Event of Default or an LLP Event of Default, in which case they can be redeemed on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer(s) (as set out in the applicable Final Terms)).
Extended obligations under the Covered Bond Guarantee:	The LLP's obligations under the Covered Bond Guarantee to pay the Guaranteed Amounts corresponding to the Final Redemption Amount of an applicable Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) will be deferred until the Extended Due for Payment Date. Such deferral will occur automatically if the Issuer fails to pay the Final Redemption Amount of the relevant Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) and if the Guaranteed Amounts equal to the Final Redemption Amount in respect of such Series of Covered Bonds are not paid in full by the LLP by the Extension Determination Date (for example, because the LLP has insufficient moneys to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of the relevant Series of Covered Bonds after payment of higher ranking amounts and taking into account amounts ranking *pari passu* in the Guarantee Priority of Payments). To the extent that the LLP has received a Notice to Pay in sufficient time or an event triggering Automatic Issuer Acceleration has occurred and has sufficient moneys to pay in part the Final Redemption Amount, such partial payment shall be made by the LLP on any Interest Payment Date up to and including the relevant Extended Due for Payment Date as described in Condition 6(a). Interest will continue to accrue and be payable on the unpaid amount up to the Extended Due for Payment Date in accordance with Condition 4 and the LLP will make payments of Guaranteed Amounts constituting Scheduled Interest on each relevant Due for Payment Date and Extended Due for Payment Date.
Denomination of Covered Bonds:	Covered Bonds will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms save that, except in certain

limited circumstances, the minimum denomination of each Covered Bond will be at least €50,000 (or, if the Covered Bonds are denominated in a currency other than euro, at least the equivalent amount in such currency) or such other higher amount as may be required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.

Taxation: All payments in respect of the Covered Bonds will be made without deduction or withholding for or on account of United Kingdom or Irish taxes, subject as provided in Condition 7. If any such deduction or withholding is made the Issuer will, save in the limited circumstances provided in Condition 7, be required to pay additional amounts in respect of the amounts so deducted or withheld. Under the Covered Bond Guarantee, the LLP will not be liable to pay any such additional amounts payable by the Issuer under Condition 7.

Cross Default: If an LLP Acceleration Notice is served in respect of any one Series of Covered Bonds, then the obligation of the LLP to pay Guaranteed Amounts in respect of all Series of Covered Bonds outstanding will be accelerated.

Status of the Covered Bonds: The Covered Bonds will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves and (save for any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer, from time to time outstanding.

Covered Bond Guarantee: Payment of Guaranteed Amounts in respect of the Covered Bonds when Due for Payment will be irrevocably guaranteed by the LLP. The obligations of the LLP to make payment in respect of the Guaranteed Amounts when Due for Payment are subject to (A) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer or (B), if earlier, (i) an event triggering Automatic Issuer Acceleration occurs or (ii) an LLP Event of Default occurs and an LLP Acceleration Notice is served on the LLP. The obligations of the LLP under the Covered Bond Guarantee will accelerate against the LLP upon the service of an LLP Acceleration Notice. The obligations of the LLP under the Covered Bond Guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets.

Ratings: Covered Bonds to be issued under the Programme have, unless otherwise specified in the applicable Final Terms, been rated "Aaa" by Moody's.

Listing and admission to trading:	Application has been made to admit Covered Bonds issued under the Programme to the Official List and to admit the Covered Bonds to trading on the regulated market of the Irish Stock Exchange. Covered Bonds may be unlisted or may be listed on such other or further stock exchanges or regulated or unregulated markets, as may be agreed between the Issuer, the LLP, the Bond Trustee and the relevant Dealer(s) in relation to each issue. The Final Terms relating to each Tranche of the Covered Bonds will state whether or not the Covered Bonds are to be listed and/or admitted to trading and, if so, on which stock exchange(s) and/or markets.
Governing Law:	The Covered Bonds will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are restrictions on the offer, sale and transfer of any Tranche of Covered Bonds in the United States, the United Kingdom, Ireland, Japan and the Republic of Italy. Other restrictions may apply in connection with the offering and sale of a particular Tranche of Covered Bonds. See *Subscription and Sale and Transfer and Selling Restrictions* below.
Risk Factors:	There are certain risks related to any issue of Covered Bonds under the Programme, which investors should ensure they fully understand a non-exhaustive summary of which is set out under *Risk Factors* below.
Asset Covered Securities Act, 2001 of Ireland not applicable	The Covered Bonds are not issued under this legislation and do not have the benefits or protections given to securities issued under such legislation.
Regulated Covered Bonds Regulations 2008 not applicable	The Issuer is not a registered issuer under the Regulated Covered Bonds Regulations 2008 and as such, the legislative framework for covered bonds in the UK does not apply to the Covered Bonds.

RISK FACTORS

The Issuer and the LLP believe that the following factors may affect their ability to fulfil their respective obligations under the Covered Bonds issued under the Programme and the Covered Bond Guarantee. Most of these factors are contingencies which may or may not occur, and neither the Issuer nor the LLP are in a position to express a view on the likelihood of any such contingency occurring. In addition, risk factors which are specific to the Covered Bonds are also described below. This section of the Offering Circular is divided into three main sections – General Risk Factors, Risk Factors relating to the Issuer and Risk Factors relating to the LLP.

The Issuer and the LLP believe that the factors described below represent the principal risks inherent in investing in the Covered Bonds issued under the Programme, but the inability of the Issuer or the LLP to pay interest, principal or other amounts on or in connection with any Covered Bonds may occur for other reasons, and the Issuer and the LLP do not represent that the statements below regarding the risks of holding any Covered Bonds are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus and reach their own views prior to making any investment decision.

General Risk Factors

Issuer is liable to make payments when due on the Covered Bonds

The Issuer is liable to make payments when due on the Covered Bonds. The obligations of the Issuer under the Covered Bonds are direct, unsecured, unconditional and unsubordinated obligations, ranking *pari passu* without any preference amongst themselves and (subject to applicable law) equally with its other direct, unsecured, unconditional and unsubordinated obligations (save for any obligations to be preferred by law).

The LLP has no obligation to pay the Guaranteed Amounts payable under the Covered Bond Guarantee until (A) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice or, (B) if earlier, following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the occurrence of an LLP Event of Default and service by the Bond Trustee on the LLP of an LLP Acceleration Notice. The occurrence of an Issuer Event of Default or a Pool Event does not constitute an LLP Event of Default. However, failure by the LLP to pay amounts when Due for Payment under the Covered Bond Guarantee would constitute an LLP Event of Default which would entitle the Bond Trustee to accelerate the obligations of the Issuer under the Covered Bonds (if they have not already become due and payable) and the obligations of the LLP under the Covered Bond Guarantee and the Security Trustee to enforce the Security.

Obligations under the Covered Bonds

The Covered Bonds will not represent an obligation or be the responsibility of the Arranger, any of the Dealers, the Bond Trustee, the Security Trustee or any other party to the Programme, their officers, members, directors, employees, security holders or incorporators, other than the Issuer and the LLP. The Issuer and the LLP will be liable solely in their corporate capacity for their obligations in respect of the Covered Bonds and such obligations will not be the obligations of their respective officers, members, directors, employees, security holders or incorporators.

Covered Bonds issued under the Programme

Save in respect of the first issue of Covered Bonds, Covered Bonds issued under the Programme will either be fungible with an existing Series of Covered Bonds or have different terms from an existing Series of Covered Bonds (in which case they will constitute a new Series).

All Covered Bonds issued from time to time will rank *pari passu* with each other in all respects and will share in the security granted by the LLP under or pursuant to the Deed of Charge. If an Issuer Acceleration Notice is served or an event triggering Automatic Issuer Acceleration occurs in respect of a particular Series of Covered Bonds, the Covered Bonds of all Series outstanding will accelerate at the same time against the Issuer but will be subject to, and have the benefit of, payments made by the LLP under the Covered Bond Guarantee (following either an event triggering Automatic Issuer Acceleration or the service of a Notice to Pay). If an LLP Event of Default occurs, following service of an LLP Acceleration Notice, the Covered Bonds of all Series outstanding will accelerate against the Issuer (if not already accelerated following an Issuer Acceleration Notice or an event triggering Automatic Issuer Acceleration) and the obligations of the LLP under the Covered Bond Guarantee will accelerate. In order to ensure that any further issue of Covered Bonds under the Programme does not adversely affect existing holders of the Covered Bonds:

- the Issuer will be obliged to apply the proceeds of any issue of Covered Bonds to make a Term Advance to the LLP. The LLP will use the proceeds of such Term Advance (after swapping the same into Sterling if necessary): (i) to pay an amount to become the holder of a beneficial interest in Loans and their Related Security pursuant to declarations of trust in accordance with the terms of the Originator Trust Deed; and/or (ii) to acquire Substitution Assets and Authorised Investments up to the Prescribed Limit, and/or (iii) (subject to no Breach Notice having been served which has not been revoked) to make a Capital Distribution to a Member; and/or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced; and/or (v) to make a deposit in the GIC Account; and

- at the time of issue, there may not be a Breach Notice that has been served and which has not been revoked before any further issue of Covered Bonds.

In respect of any further issue of Covered Bonds, the Issuer will obtain a ratings letter from the Rating agency with respect to such issue of Covered Bonds.

Irish Asset Covered Securities Act, 2001 not applicable to Covered Bonds

The Covered Bonds are not issued under this legislation and do not have the benefits and protections afforded to securities issued under such legislation.

Security Trustee's powers may affect the interests of the holders of the Covered Bonds

In the exercise of its powers, trusts, authorities and discretions the Security Trustee shall only have regard to the interests of the holders of the Covered Bonds. In the exercise of its powers, trusts, authorities and discretions, the Security Trustee may not act on behalf of the Originators.

If, in connection with the exercise of its powers, trusts, authorities or discretions, the Security Trustee is of the opinion that the interests of the holders of the Covered Bonds of any one or more Series would be materially prejudiced thereby, the Security Trustee shall not exercise such power, trust, authority or discretion without the approval of such holders of the Covered Bonds by Extraordinary Resolution or by a direction in writing of such holders of the Covered Bonds of at least 25 per cent. of the Principal Amount Outstanding of Covered Bonds of the relevant Series then outstanding.

Extended obligations under the Covered Bond Guarantee

Following the failure by the Issuer to pay the Final Redemption Amount of a Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) and if following the service of a Notice to Pay on the LLP or if earlier, the occurrence of an event triggering Automatic Issuer Acceleration (in each case, by no later than the date which falls one Business Day prior to the Extension Determination Date), payment of the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of such Series of the Covered Bonds are not paid in full, then (subject to no LLP Event of Default having occurred) the payment of such Guaranteed Amounts will be automatically deferred. This will be confirmed in the Final Terms for a relevant Series of Covered Bonds (the **relevant Series of Covered Bonds**).

To the extent that the LLP has received a Notice to Pay or is aware of any event triggering Automatic Issuer Acceleration in sufficient time and has sufficient moneys available to pay in part the Guaranteed Amounts corresponding to the relevant Final Redemption Amount in respect of the relevant Series of Covered Bonds, the LLP shall make such partial payment in accordance with the Guarantee Priority of Payments and as described in Condition 6(a) on any Interest Payment Date up to and including the relevant Extended Due for Payment Date. Payment of the unpaid amount shall be deferred automatically until the Extended Due for Payment Date. The Extended Due for Payment Date will fall 18 months after the Final Maturity Date, interest will continue to accrue and be payable on the unpaid amount in accordance with Condition 4 and the LLP will pay Guaranteed Amounts constituting Scheduled Interest on each Original Due for Payment Date and the Extended Due for Payment Date. In these circumstances, except where the LLP has failed to apply money in accordance with the Guarantee Priority of Payments, failure by the LLP to make payment in respect of the Final Redemption Amount on the Final Maturity Date (or such later date within any applicable grace period) shall not constitute an LLP Event of Default. However, failure by the LLP to pay Guaranteed Amounts corresponding to the Final Redemption Amount or the balance thereof, as the case may be, on the Extended Due for Payment Date and/or pay Guaranteed Amounts constituting Scheduled Interest on any Original Due for Payment Date or the Extended Due for Payment Date will (subject to any applicable grace period) be an LLP Event of Default.

Absence of secondary market

No assurance is provided that there is an active and liquid secondary market for the Covered Bonds, and no assurance is provided that an active and liquid secondary market for the Covered Bonds will develop. The Covered Bonds have not been, and will not be, registered under the Securities Act or any other applicable securities laws and they are subject to certain restrictions on the resale and other transfer thereof as set forth under *Subscription and Sale and Transfer and Selling Restrictions*. To the extent that an active and liquid secondary market exists or develops, it may not continue for the life of the Covered Bonds or it may not provide holders of the Covered Bonds with liquidity of investment with the result that a holder of the Covered Bonds may not be able to find a buyer to buy its Covered Bonds readily or at prices that will enable the holder of the Covered Bonds to realise a desired yield.

Liquidity in the secondary market may adversely affect the market value of the Covered Bonds

As at the date of this Offering Circular, the secondary market for mortgage-backed securities is experiencing disruptions resulting from reduced investor demand for such securities. This has had a material adverse impact on the market value of mortgage-backed securities and resulted in the secondary market for mortgage-backed securities experiencing very limited liquidity. Structured investment vehicles, hedge funds, issuers of collateralised debt obligations and other similar entities that are currently experiencing funding difficulties have been forced to sell mortgage-backed securities into the secondary market. The price of credit protection on mortgage-backed securities through credit derivatives has risen materially.

Limited liquidity in the secondary market may continue to have an adverse effect on the market value of mortgage-backed securities, especially those securities that are more sensitive to prepayment, credit or interest rate risk and those securities that have been structured to meet the requirements of limited categories of investors. Consequently, whilst these market conditions persist, an investor in Covered Bonds may not be able to sell or acquire credit protection on its Covered Bonds readily and market values of Covered Bonds are likely to fluctuate. Any of these fluctuations may be significant and could result in significant losses to an investor.

It is not known for how long these market conditions will continue or whether they will worsen.

Ratings of the Covered Bonds

The ratings assigned to the Covered Bonds address the expected loss that may be suffered by holders of Covered Bonds by the Extended Due for Payment Date.

The expected ratings of the Covered Bonds are set out in the relevant Final Terms for each Series of Covered Bonds. The Rating Agency may lower its rating or withdraw its rating if, in its sole judgment, the credit quality of the Covered Bonds has declined or is in question. If any rating assigned to the Covered Bonds is lowered or withdrawn, the market value of the Covered Bonds may be reduced. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. A credit rating may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Covered Bonds.

The Covered Bonds may not be a suitable investment for all investors

Each potential investor in the Covered Bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

- have sufficient knowledge and experience to make a meaningful evaluation of the relevant Covered Bonds, the merits and risks of investing in the relevant Covered Bonds and the information contained or incorporated by reference in this Base Prospectus or any applicable supplement;

- have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the relevant Covered Bonds and the impact such investment will have on its overall investment portfolio;

- have sufficient financial resources and liquidity to bear all of the risks of an investment in the Covered Bonds, including Covered Bonds with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the currency in which such investor's financial activities are principally denominated;

- understand thoroughly the terms of the relevant Covered Bonds and be familiar with the behaviour of any relevant indices and financial markets; and

- be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Covered Bonds are complex financial instruments and such instruments may be purchased as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Covered Bonds, which are complex financial instruments, unless it has the expertise (either alone or with the assistance of a financial adviser) to evaluate how the Covered Bonds will perform under changing conditions, the resulting effects on the value of such Covered Bonds and the impact this investment will have on the potential investor's overall investment portfolio.

The Bond Trustee and the Security Trustee may agree to modifications to the Transaction Documents without, respectively, the holders of the Covered Bonds' or Secured Creditors' prior consent

Pursuant to the terms of the Trust Deed and the Deed of Charge, the Bond Trustee and the Security Trustee may, without the consent or sanction of any of the holders of the Covered Bonds of any Series or any of the other Secured Creditors, concur with the Issuer, the LLP and any other person in making or sanctioning any modification to the Transaction Documents:

- provided that: (a) the Bond Trustee is of the opinion that such modification will not be materially prejudicial to the interest of any of the holders of the Covered Bonds of any Series; and (b) the Security Trustee is of the opinion that such modification is not materially prejudicial to the interests of any of the holders of the Covered Bonds of any Series; or

- which is of a formal, minor or technical nature or which is in the opinion of the Bond Trustee and the Security Trustee made to correct a manifest error or an error established as such to the satisfaction of the Bond Trustee and the Security Trustee or to comply with mandatory provisions of law.

Pursuant to the terms of the Trust Deed and the Deed of Charge, the Bond Trustee and the Security Trustee may, without the consent or sanction of any of the holders of the Covered Bonds of any Series, the related Couponholders or any of the other Secured Creditors grant any authorisation or waiver of (on such terms and conditions (if any) as shall seem expedient to it) any proposed or actual breach of any of the covenants or undertakings contained in the Trust Deed, the Deed of Charge or any of the other Transaction Documents, provided that: (a) the Bond Trustee is of the opinion that such waiver or authorisation will not be materially prejudicial to the interest of any of the holders of the Covered Bonds of any Series; or (b) the Security Trustee is of the opinion that such waiver or authorisation is not materially prejudicial to the interests of any of the holders of the Covered Bonds of any Series.

Certain decisions of holders of the Covered Bonds taken at Programme level

Any Extraordinary Resolution to direct the Bond Trustee to serve an Issuer Acceleration Notice following an Issuer Event of Default, to direct the Bond Trustee to serve an LLP Acceleration Notice following an LLP Event of Default and any direction to the Bond Trustee or Security Trustee to take any enforcement action must be passed at a single meeting of the holders of all Covered Bonds of all Series then outstanding.

European Monetary Union

If the United Kingdom joins the European Monetary Union prior to the maturity of the Covered Bonds, there is no assurance that this would not adversely affect the realisable value of the Portfolio subject to the

Originator Trusts or any part thereof or pending such realisation (or if the Portfolio or any part thereof cannot be sold), the ability of the LLP to make payments of interest and principal on the Covered Bonds.

It is possible that, prior to the maturity of the Covered Bonds, the United Kingdom may become a participating member state in the European Monetary Union and that the euro may become the lawful currency of the United Kingdom. In that event: (a) all amounts payable in respect of any Covered Bonds denominated in Sterling may become payable in euro; (b) applicable provisions of law may allow or require the Covered Bonds to be re-denominated into euro and additional measures to be taken in respect of such Covered Bonds; and (c) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in Sterling used to determine the rates of interest on such Covered Bonds or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment which could adversely affect a Borrower's ability to repay its Loan as well as adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom will have on investors in the Covered Bonds.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income (the Directive), each Member State is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State; however, for a transitional period, Austria, Belgium and Luxembourg may instead apply a withholding system in relation to such payments, deducting tax at rates rising over time to 35 per cent. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

A number of non-EU countries, and certain dependent or associated territories of certain Member States, have agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a person within its jurisdiction to, or collected by such a person for, an individual resident in a Member State. In addition, the Member States have entered into reciprocal provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a Member State to, or collected by such a person for, an individual resident in one of those territories.

If a payment were to be made or collected through a Member State or dependent or associated territory which has opted for a withholding system and as a consequence of such a system, an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer, the LLP, any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Covered Bond as a result of the imposition of such withholding tax. If such a withholding tax would be imposed on a payment made by a Paying Agent, the Issuer will be required to maintain a Paying Agent in a territory that will not be obliged to withhold or deduct tax pursuant to the Directive (if there is any such Member State). Payments by the LLP will be made subject to any applicable withholding or deduction and the LLP will not be obliged to pay any additional amounts as a consequence.

Changes of law

The structure of the issue of the Covered Bonds and the ratings which are to be assigned to them are based on English law and Irish law (and, in relation to the Scottish Loans, Scots law) in effect as at the date of this Offering Circular. No assurance can be given as to the impact of any possible change to English law, Irish law or Scots law or administrative practice in England and Wales, Ireland or Scotland after the date of this Offering Circular nor can any assurance be given as to whether any such change would adversely affect that ability of the Issuer to make payments under the Covered Bonds or the ability of the LLP to make payments under the Covered Bond Guarantee.

Insolvency Act 2000

The Insolvency Act 2000 allows certain "small" companies to seek protection from their creditors for a period of 28 days for the purposes of putting in place a company voluntary arrangement with the option for creditors to extend the moratorium for a further two months. The moratorium provisions of the Insolvency Act 2000 do not expressly state that they apply to Limited Liability Partnerships (such as the LLP). Prior to 1 October 2005, there was some doubt as to whether the moratorium provisions of the Insolvency Act 2000 applied to limited liability partnerships such as the LLP. However, on 1 October 2005, the Limited Liability Partnership (Amendment) Regulations 2005 made it clear that the moratorium provisions apply to limited liability partnerships subject to certain modifications.

A "small" company is defined as one which satisfies two or more of the following criteria: (i) its turnover is not more than £5.6 million; (ii) its balance sheet total is not more than £2.8 million; and (iii) the number of employees is not more than 50. The position as to whether or not a company is a "small" company may change from time to time and consequently no assurance can be given that the LLP, at any given time, will not be determined to be a "small" company. The United Kingdom Secretary of State for Business, Enterprise and Regulatory Reform (formerly the Secretary of State for Trade and Industry) may by regulation modify the eligibility requirements for "small" companies and can make different provisions for different cases. No assurance can be given that any such modification or different provisions will not be detrimental to the interests of the Covered Bondholders.

Secondary legislation has now been enacted which excludes certain special purpose companies in relation to capital markets transactions are excluded from the optional moratorium provisions. Such exceptions include (a) a company which, at the time of filing for a moratorium, is a party to an agreement which is or forms part of a "capital market arrangement" (as defined in the secondary legislation) under which a party has incurred, or when the agreement was entered into was expected to incur, a debt of at least £10 million and which involves the issue of a "capital market investment" (also defined but generally a rated, listed or traded bond) and (b) a company which, at the time of filing for a moratorium, has incurred a liability (including a present, future or contingent liability and a liability payable wholly or partly in a foreign currency) of at least £10 million. While the LLP is expected to fall within one of the exceptions there is no guidance as to how the legislation will be interpreted and the Secretary of State for Business, Enterprise and Regulatory Reform may by regulation modify the exceptions. No assurance can be given that any modification of the exceptions will not be detrimental to the interests of the Covered Bondholders. Correspondingly, if the LLP is determined to be a "small" company and determined not to fall within one of the exceptions, then certain actions in respect of the LLP may, for a period, be prohibited by the imposition of a moratorium.

Enterprise Act 2002

On 15 September 2003, the corporate insolvency provisions of the Enterprise Act 2002 came into force, amending certain provisions of the Insolvency Act and, in particular, the administration provisions which were reformed by introducing a new Schedule B1 to the Insolvency Act. These provisions introduced significant reforms to corporate insolvency law. In particular, the reforms restrict the right of the holder of a floating charge to appoint an administrative receiver (unless an exception applies) and instead give primacy to collective insolvency procedures (in particular, administration). Previously, the holder of a floating charge over the whole or substantially the whole of the assets of a company had the ability to block the appointment of an administrator by appointing an administrative receiver, who would act primarily in the interests of the floating charge holder.

The provisions of the Insolvency Act were applied to limited liability partnerships by the Limited Liability Partnerships (LLP) Act 2000 but subject to the amendments set out in the Limited Liability Partnership Regulations 2001. As the corporate insolvency provisions of the Enterprise Act 2002 take effect by amending the Insolvency Act, many of the changes which were effected by the Enterprise Act 2002

(including the restrictions on the appointment of an administrative receiver) will also apply to the LLP. However, from 1 October 2005, the Limited Liability Partnership (Amendment) Regulations 2005 have applied the new administration provisions of Schedule B1 of the Insolvency Act to the LLP with certain modifications.

The Insolvency Act contains provisions which continue to allow for the appointment of an administrative receiver in relation to certain transactions in the capital markets. These provisions apply to the LLP as if it were a company. The relevant exception provides that the right to appoint an administrative receiver is retained for certain types of security (such as the Security) which form part of a capital market arrangement (as defined in the Insolvency Act), which would include the issue of covered bonds, and which involves indebtedness of at least £50,000,000 (or, when the relevant security document (being in respect of the transactions described in this Offering Circular, the Deed of Charge) was entered into, a party to the relevant transaction (such as the Issuer) was expected to incur a debt of at least £50,000,000) and the issue of a capital market investment (also defined but generally a rated, listed or traded bond). The Secretary of State may, by secondary legislation, modify the capital market exception and/or provide that the exception shall cease to have effect. No assurance can be given that any such modification or provision in respect of the capital market exception, or its ceasing to be applicable to the transactions described in this Offering Circular, will not be detrimental to the interests of the Covered Bondholders.

The Insolvency Act also contains a new out-of-court route into administration for a qualifying floating charge-holder, the relevant company itself or its directors. These provisions have been applied to limited liability partnerships (such as the LLP) with certain modifications from 1 October 2005. The relevant provisions provide for a notice period during which the holder of the floating charge can either agree to the appointment of the administrator proposed by LLP or appoint an alternative administrator, although a moratorium on enforcement of the relevant security will take effect immediately after notice is given. If the qualifying floating charge-holder does not respond to the LLP's notice of intention to appoint, the LLP's appointee will automatically take office after the notice period has elapsed. Where the holder of a qualifying floating charge which was created prior to 15 September 2003 or within the context of a capital market transaction retains the power to appoint an administrative receiver, such holder may prevent the appointment of an administrator (either by the new out-of court route or by the court based procedure) by appointing an administrative receiver prior to the appointment of the administrator being completed.

The administration provisions of the Insolvency Act give primary emphasis to the rescue of a company as a going concern and achieving a better result for the creditors as a whole. The purpose of realising property to make a distribution to secured creditors is secondary. As noted above, these new administration provisions will now apply to limited liability partnerships (such as the LLP) and have done so from 1 October 2005. From this date, no assurance could be given that the primary purpose of the new provisions would not conflict with the interests of the Covered Bondholders were the LLP ever subject to administration.

In addition to the introduction of a prohibition on the appointment of an administrative receiver as set out above, section 176A of the Insolvency Act provides that any receiver (including an administrative receiver), liquidator or administrator of a company is required to make a "prescribed part" of the company's "net property" available for the satisfaction of unsecured debts in priority to the claims of the floating charge holder. These provisions apply to the LLP as if it were a company. The company's "net property" is defined as the amount of the chargor's property which would be available for satisfaction of debts due to the holder(s) of any debentures secured by a floating charge and so refers to any floating charge realisations less any amounts payable to the preferential creditors or in respect of the expenses of the liquidation or administration. The "prescribed part" is defined in the Insolvency Act 1986 (Prescribed Part) Order 2003 (SI 2003/2097) to be an amount equal to 50 per cent. of the first £10,000 of floating charge realisations plus 20 per cent. of the floating charge realisations thereafter, provided that such amount may not exceed £600,000.

This obligation does not apply if the net property is less than a prescribed minimum and the relevant officeholder is of the view that the cost of making a distribution to unsecured creditors would be disproportionate to the benefits. The relevant officeholder may also apply to court for an order that the provisions of section 176A of the Insolvency Act should not apply on the basis that the cost of making a distribution would be disproportionate to the benefits.

Floating charge realisations upon the enforcement of the Security may be reduced by the operation of these "ring fencing" provisions.

Irish insolvency – certain risks

Location of Winding-Up (Liquidation) Proceedings / Reorganisation Measures

As a credit institution, the Issuer and its UK branch are subject to Directive 2001/24/EC on the reorganisation and winding-up of credit institutions (the **Winding Up Directive**) as implemented in Ireland by the Irish European Communities (Reorganisation and Winding-up of Credit Institutions) Regulations 2004 (the **Winding Up Regulations**).

The Issuer is licensed under the Irish Central Bank Act, 1971 (as amended) and has its head office in Dublin, Ireland. Under the Winding Up Directive/Winding Up Regulations, the Irish administrative or judicial authorities which are responsible for winding up shall alone be empowered to decide upon the opening of "winding-up proceedings" and the implementation of "reorganisation measures" (as both are defined in the Winding Up Regulations) concerning the Issuer and its UK branch.

Types of Winding-Up (Liquidation) Proceedings / Reorganisation Measures

In broad terms, winding up under Irish law is very similar to winding up under English law. However, in the context of the Programme, it is worth mentioning two provisions which are different, namely, that in the course of a winding up, the Irish High Court may in certain circumstances order that:

(a) *Contribution order*: any company that is or has been related to the company being wound up shall make a contribution payment in respect of the debts of the company being wound up; or

(b) *Pooling order*: where two or more related companies are being wound up, they be wound up "as if they were one company".

The ability of the Irish High Court to make a contribution order or a pooling order depends upon the related company being a company formed and registered under the Irish Companies Acts and, for this purpose, "company" includes "any body which is liable to be wound up under the Irish Companies Acts". The LLP is not a company which has been formed and registered under the Irish Companies Acts and, if the assumptions set out in the paragraph titled *Could the LLP be put into examinership?* below apply, then the LLP will not be a body which is capable of being wound up under the Irish Companies Acts and, accordingly, a liquidator of the Issuer would not be able to seek to have an Irish law contribution order made against the LLP.

Examinership: Examinership has two main elements: court protection and the role of the examiner. Upon presentation of a petition for the appointment of an examiner to a company, that company enjoys the protection of the Irish High Court from virtually all hostile creditor actions. As a holder of a banking licence and being subject to the supervision of the Financial Regulator, a petition to appoint an examiner to the Issuer may only be presented by the Financial Regulator. If appointed, the examiner is obliged, as soon as practicable after his appointment, to formulate proposals for a compromise or scheme of arrangement in relation to the company concerned.

Where proposals for a compromise or scheme of arrangement are to be formulated in relation to a company, the company may, subject to the approval of the Irish High Court, affirm or repudiate any contract under which some element of performance other than payment remains to be rendered both by the company and the other contracting party or parties. Any person who suffers loss or damage as a result of such repudiation stands as an unsecured creditor for the amount of such loss or damage (unless it is otherwise secured, for example under a valid charge or debenture).

An examiner may be appointed to an Irish company in circumstances where it is unable, or likely to be unable, to pay its debts, and no resolution subsists for the winding-up of the company and no order has been made for its winding-up. If a receiver stands appointed for a continuous period of at least three days, it will not be possible to present a petition to appoint an examiner. The Irish High Court may not make an order appointing an examiner unless it is satisfied that there is a reasonable prospect of survival of the company and the whole or any part of its undertaking as a going concern. Where an examiner is appointed to a company, the company is deemed to be under the protection of the Irish High Court during the period beginning on the presentation of the petition and ending 70 days later (which period may be extended for a further 30 days or, where the Irish High Court needs more time to consider the examiner's report, such further period as the Irish High Court determines).

If the Issuer is in examinership (which would be a form of 'reorganisation measure' under the Winding Up Regulations/the Winding Up Directive), then, as mentioned above, the Irish judicial authorities would also have jurisdiction to apply the examinership regime to the UK branch. The Winding Up Regulations/Winding Up Directive provide that the reorganisation measure is fully effective without further formality.

Regulatory Intervention: In addition to the matters contained in the Irish Companies Acts, certain other issues are relevant to credit institutions:

Financial Regulator directions

(a) on becoming satisfied that it would be in the public interest to do so, or that a prescribed circumstance exists in relation to the holder of a banking licence, the Financial Regulator may, by direction given in writing, require the holder to suspend, for a specified period not exceeding 6 months, any specified banking activity except as authorised by the Financial Regulator. While a direction has effect (i) winding-up or bankruptcy proceedings may be commenced in relation to the holder of the licence concerned, (ii) a receiver over the property of that holder may be appointed, and (iii) the property of that holder may be attached, sequestered or otherwise distrained, in each case only with the prior approval of the Irish High Court; and

Financial Regulator ability to seek a winding up order

(b) Chapter IV of the Central Bank Act, 1989 (as amended) enacts special provisions for the winding-up of a licensed bank which is a company (which would include the Issuer). Thus, the Financial Regulator may apply to the Irish High Court to wind up a bank if:

  (i) the bank is, or, in the opinion of the Financial Regulator, may be, unable to meet its obligations to its creditors;

  (ii) the bank has failed to comply with a direction of the Financial Regulator and the Irish High Court has not set aside the direction;

  (iii) the licence has been revoked and the bank has ceased to carry on banking business; or

  (iv) the Financial Regulator considers that it is in the interest of depositors of the bank (including those holding current accounts) that it should be wound up.

Recognition of Originator Trusts

Subject to the matters discussed in the paragraph below, the Issuer has been advised by Irish counsel that the Originator Trusts (and the declarations of trust thereunder) would be recognised under Irish law and the Irish courts will give effect to the same. However, there can be no assurance that an Irish court might not come to a different view.

An Irish court may wish, or be requested, to consider whether the Originator Trusts (and the declarations of trust thereunder) were truly a charge or other security interest as opposed to a trust, in which case a registration requirement would apply under Irish law (and possibly English law). Failure to effect such registration would or could seriously impair its validity, enforceability and value. There is no Irish case law on the re-characterisation of a declaration of trust as a charge or other security interest. Regard would be had to English law which is of persuasive effect in Ireland, but which is not binding. The Issuer has been advised by Irish counsel that an Irish court is unlikely to seek to recharacterise the Originator Trusts and would recognise them as such. However, there can be no assurance that an Irish court might not come to a different view.

Could the LLP be put into examinership?

On the basis of the assumptions set out in the paragraph below, the Issuer has been advised that no examinership would be possible in relation to the LLP so long as:

(a) the centre of main interests (within the meaning of Council Regulation (EC) no. 1346/2000 of 29 May 2000 on Insolvency Proceedings) (the **Insolvency Regulation**) of the LLP is in England. This will be a matter of fact and the Transaction Documents contain undertakings and representations that the Issuer and the LLP will each carry on their respective affairs to ensure that this will be the case at all times; and

(b) the LLP has no establishment (defined in the Insolvency Regulation as being a place of operations where the relevant entity carries out a non-transitory economic activity with human means and goods) in Ireland.

Issuer Examinership – Issues in respect of LLP

In relation to the Covered Bond Guarantee, the Issuer has been advised that the Irish court would not have the jurisdiction to lift the restriction on issuing proceedings against the LLP as guarantor during the period of examinership/court protection. However, although there is no relevant case law, the Issuer has received acceptable advice from Irish counsel, and has seen advice from UK counsel, regarding payment, demands and enforcement during the period of examinership/court protection. However, there can be no assurance that an Irish court or an English court might not come to different views.

Whilst the underlying indebtedness of the Issuer to the Covered Bondholders could be written down in an Irish scheme of arrangement, the guarantee liability of the LLP will not be affected provided that the Covered Bondholders (or the Security Trustee on their behalf) adhere to certain legislative protective notice requirements.

In relation to any power of attorney granted by the Issuer in favour of the LLP which would become exercisable by the LLP upon the commencement of the Issuer's examinership, the Issuer has been advised by Irish counsel that action or steps taken thereunder could fall foul of the restriction on "the realisation of security" to the extent that they constituted the 'realisation' of security concerning assets or rights belonging to the Issuer.

If the Issuer is in examinership and proposals for a compromise or scheme of arrangement are put forward, the Issuer has been advised that the Originator Trusts should not be capable of repudiation by the

Issuer where no element of performance is required of the LLP. However, there can be no assurance that an Irish court might not come to different views.

Preferred creditors under Irish law

Upon an insolvency of an Irish company such as the Issuer, the claims of certain preferential creditors (including the Revenue Commissioners of Ireland, for certain unpaid taxes) will rank in priority to claims of unsecured creditors and claims secured by floating charges.

Commercial lending generally

The Loans are secured by, among other things, first legal mortgages or charges (or, in Scotland, standard security) over the relevant Property or Properties. Commercial mortgage lenders are exposed to risk of loss since the repayment of loans secured by income producing properties is typically dependent upon successful operation of the relevant property. If the cash flow from the property is reduced (for example if leases are not obtained or renewed, if tenants default in their obligations under the leases or due to the deterioration in operating performance), a Borrower's ability to repay a relevant Loan may be impaired.

The volatility of property values and net operating income depends upon a number of factors, which may include (i) the volatility of property revenue and (ii) the relevant property's "operating leverage", which generally refers to (A) the percentage of total property operating expenses in relation to property revenue, (B) the breakdown of property operating expenses between those that are fixed and those that vary with revenue and (C) the level of capital expenditures required to maintain the property and retain or replace tenants. Even when the current net operating income is sufficient to cover debt service, there can be no assurance that this will continue to be the case in the future.

The net operating income and value of the Properties may be adversely affected by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by business closures or slowdowns and other factors), local property market conditions (such as an oversupply of commercial space, including market demand and increased competition), perceptions by prospective tenants, retailers and clientele of the safety, convenience, condition, services and attractiveness of the Properties, the proximity, attractiveness and availability of competing alternatives to the Properties, the willingness, financial strength and ability of the owners of the Properties to provide capable management and adequate maintenance, an increase in the capital expenditure needed to maintain a Property or make improvements to it, changes in profit margins, demographic factors, consumer confidence, unemployment rates, consumer tastes and preferences, changes in travel patterns, seasonal trends, retroactive changes to building or similar regulations, and increases in operating expenses (such as energy costs).

In addition, other factors may adversely affect the Properties' value without affecting their current net operating income, including: changes in governmental regulations, fiscal policy and planning/zoning or tax laws, potential environmental legislation or liabilities or other legal liabilities, changes in demographics, increases or decreases in urbanisation, change in ease of access or transport availability, the availability of refinancing, and change in interest rate levels or yields required by investors in income-producing commercial properties. The age, construction quality and design of a particular Property may affect its occupancy level as well as the rents that may be charged for net operating income over time. The adverse effects of poor construction quality will increase over time in the form of increased maintenance and capital improvements needed to maintain the Property. Even good construction will deteriorate over time if the property managers do not schedule and perform adequate maintenance in a timely fashion. If, during the term of the Loans, competing properties of a similar type are built in the areas where the Properties are located or similar properties in the vicinity of the Properties are substantially updated and refurbished, the value and net operating income of such Properties could be reduced.

In addition, some of the Properties may not readily be convertible to alternative uses if such Properties were to become unprofitable due to competition, age of the improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses generally requires substantial capital expenditure. Thus, if the operation of any such Property becomes unprofitable such that the relevant Borrower becomes unable to meet its obligations on the Loans, the liquidation value of any such Property may be substantially less, relative to the amount owing on the relevant Loan than would be the case if such Property were readily adaptable to other uses.

A decline in the commercial property market, in the financial condition of a major tenant or a general decline in the local, regional or national economy will tend to have a more immediate effect on the net operating income of properties with short-term revenue sources and may lead to higher rates of delinquency or defaults.

Any one or more of the above described factors could have an adverse effect on the income derived from, or able to be generated by, a particular Property, which could in turn cause a Borrower in respect of such Property to default on the relevant Loan or may impact a Borrower's ability to refinance the relevant Loan or sell the Properties or repay the relevant Loan and, in the absence of any steps taken by the Originators to ensure that the Portfolio is in compliance with the Asset Coverage Test and the Portfolio Criteria and following the exhaustion of all available credit enhancement, may ultimately, affect the LLP's ability to make payments under the Covered Bond Guarantee.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Covered Bonds and the Guarantor will make any payments under the Covered Bond Guarantee in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the **Investor's Currency**) other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (a) the Investor's Currency-equivalent yield on the Covered Bonds, (b) the Investor's Currency–equivalent value of the principal payable on the Covered Bonds and (c) the Investor's Currency–equivalent market value of the Covered Bonds.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Covered Bonds involves the risk that subsequent changes in market interest rates (including, but without limitation, changes in the market levels of margin over an interest rate index that generally apply to covered bonds) may adversely affect the value of the Covered Bonds.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to

determine whether and to what extent (a) Covered Bonds are legal investments for it, (b) Covered Bonds can be used as collateral for various types of borrowing and (c) other restrictions apply to its purchase or pledge of any Covered Bonds. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Covered Bonds under any applicable risk-based capital or similar rules.

Covered Bonds where denominations involve integral multiples: definitive Covered Bonds

In relation to any issue of Covered Bonds that have denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of another smaller amount, it is possible that the Covered Bonds may be traded in amounts that are not integral multiples of such minimum Specified Denomination. In such a case, a Covered Bondholder who, as a result of trading such amounts, holds an amount which is less than the minimum Specified Denomination in his account with the relevant clearing system at the relevant time may not receive a definitive Covered Bond in respect of such holding (should definitive Covered Bonds be printed) and would need to purchase a principal amount of Covered Bonds such that its holding amounts to a Specified Denomination.

If definitive Covered Bonds are issued, Covered Bondholders should be aware that definitive Covered Bonds that have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade.

Risk Factors Relating To The Issuer

Competition in the UK, Irish and U.S. financial services markets may adversely affect the Issuer's operations

Developments in the Issuer's industry and increased competition could have a material adverse effect on its operations. The Issuer operates in the increasingly competitive UK, Irish and U.S. financial services markets. The Issuer competes mainly with other providers of finance services, including banks, building societies and insurance companies.

Management of financial risks

The Issuer's success as a financial institution depends on its ability to manage and control its financial risk, which includes liquidity, market, credit and operation risk. The Issuer is exposed to liquidity risk as a result of mismatches in cash flows from balance sheet assets and liabilities and off-balance sheet financial instruments. The Issuer has market risk exposure as a result of changes in interest rates, foreign currency prices, asset prices or other financial contracts. Credit risk is the risk that a customer or counterparty is unable to meet its obligations to the Issuer as they fall due. Operation risks and losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorisation, failure to comply with regulatory requirements and conduct of business rules, equipment failures, natural disasters or the failure of external systems, for example, those of the Issuer's suppliers or counterparties. If the Issuer fails to manage and control these risks, the Issuer could become unable to meet its obligations, including those under the Covered Bonds, resulting in material adverse effects to the Issuer's business and reputation.

The Issuer's results may be adversely affected by general economic conditions and other business conditions

The Issuer's results are influenced by general economic and other business conditions. If there is a slowdown in the global and local economies in which the Issuer operates, borrowing by customers may decrease. This would have an adverse effect on the Issuer's ability to generate revenue through the disbursement of new loans.

The Issuer's hedging strategies may not prevent losses

The Issuer is continually managing its interest rate, currency and refinancing risks. If any of the variety of instruments and strategies the Issuer uses to hedge its exposure to these various types of risk is not effective, the Issuer may incur losses. The Issuer may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

The Issuer's derivatives counterparties may not honour their contracts

The Issuer uses derivatives to manage its market risks. These derivatives are negotiated with and transacted with a range of counterparties. While to date there has not been a situation in which the Issuer's derivative counterparty has not honoured their obligations under the derivative agreement, a failure by one or more counterparties to honour the terms of its derivatives contract with the Issuer could have an adverse effect on the business, results of operations and financial condition of the Issuer.

Increasing competition may adversely affect the Issuer's income and business

Competition in the Issuer's business is based on name recognition, service, product and price. The Issuer competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions offer a broader array of products, have more competitive pricing and may have greater financial resources with which to compete. Increasing competition may have a negative effect on the Issuer's results if the Issuer is unable to match the products and services of its competitors.

Systemic risk could adversely affect the Issuer's business

The credit environment can be adversely affected by instances of fraud and default. Concerns about, or a default by, one institution could lead to liquidity problems or losses or defaults suffered by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Issuer interacts on a daily basis and therefore could adversely affect the Issuer.

The Issuer conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates

Changes in government policy, legislation or regulatory interpretation applying to the financial services industry in the markets in which the Issuer operates may adversely affect its product range, distribution channels, capital requirements and consequently, reported results and financing requirements. These changes include possible changes in government and regulatory policies, the regulation of selling practices and solvency and capital requirements.

Risk Factors Relating To The LLP

LLP only obliged to pay Guaranteed Amounts when the same are Due for Payment

Following service of an Issuer Acceleration Notice on the Issuer or the occurrence of a Pool Event, a Notice to Pay will be served by the Bond Trustee on the LLP. Subsequent to a failure by the Issuer to make a payment in respect of one or more Series of Covered Bonds, the Bond Trustee may, but is not obliged to, serve an Issuer Acceleration Notice unless and until requested or directed by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds then outstanding as if they were a single Series or if so directed by an Extraordinary Resolution of all the holders of the Covered Bonds in accordance with Condition 9(a). Following service of a Notice to Pay on the LLP or if

earlier, the occurrence of an event triggering Automatic Issuer Acceleration, under the terms of the Covered Bond Guarantee the LLP will be obliged to pay Guaranteed Amounts as and when the same are Due for Payment. In these circumstances, the LLP will not be obliged to pay any other amounts which become payable for any other reason.

Payments by the LLP will be made subject to any applicable withholding or deduction for or on account of tax and the LLP will not be obliged to pay any additional amounts as a consequence. Prior to service on the LLP of an LLP Acceleration Notice, the LLP will not be obliged to make any payments in respect of broken funding indemnities, penalties, premiums, default interest or interest on interest which may accrue on or in respect of the Covered Bonds.

Subject to any grace period, if the LLP fails to make a payment when Due for Payment under the Covered Bond Guarantee or any other LLP Event of Default occurs, then the Bond Trustee may accelerate the obligations of the LLP under the Covered Bond Guarantee by service of an LLP Acceleration Notice, whereupon the Bond Trustee will have a claim under the Covered Bond Guarantee for an amount equal to the Early Redemption Amount of each Covered Bond, together with accrued interest and all other amounts then due under the Covered Bonds (other than additional amounts payable under Condition 7), although the LLP will not be obliged to pay any additional amount in respect of any withholding or deduction for or on account of tax which may be required in respect of any payment. Following service of an LLP Acceleration Notice, the Security Trustee may enforce the Security over the Charged Property. The proceeds of enforcement of the Security shall be applied by the Security Trustee in accordance with the Post-Enforcement Priority of Payments in the Deed of Charge, and holders of the Covered Bonds will receive amounts from the LLP on an accelerated basis.

Excess Proceeds received by the Bond Trustee

Following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the service of a Notice to Pay subsequent to (a) an Issuer Event of Default and service of an Issuer Acceleration Notice or (b) a Pool Event, the Bond Trustee may receive Excess Proceeds (as described in Condition 9(a)). The Excess Proceeds will be paid by the Bond Trustee on behalf of the holders of the Covered Bonds of all Series to the LLP for its own account, as soon as practicable, and will be held by the LLP in the Excess Proceeds Account and the Excess Proceeds will thereafter form part of the Security and will be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account (except that no moneys standing to the credit of the Excess Proceeds Account may be withdrawn, transferred or disposed of without the prior written consent of the Security Trustee in accordance with the Transaction Documents). Any Excess Proceeds received by the Bond Trustee will discharge *pro tanto* the obligations of the Issuer in respect of the Covered Bonds and Coupons (to the extent of the amount received and subject to restitution of the same if such Excess Proceeds shall be required to be repaid by the LLP). However, the obligations of the LLP under the Covered Bond Guarantee are (following service of a Notice to Pay or, if earlier, (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) service of an LLP Acceleration Notice) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds will not reduce or discharge any such obligations.

By subscribing for Covered Bond(s), each holder of the Covered Bonds will be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

Finite resources available to the LLP to make payments due under the Covered Bond Guarantee

Following the occurrence of (i) an event triggering Automatic Issuer Acceleration or (ii) an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer, all amounts payable under the Covered Bonds will be accelerated by the Bond Trustee as against the Issuer following which (except in case of an event triggering Automatic Issuer Acceleration) a Notice to Pay will be served by the Bond Trustee on the LLP. The LLP's ability to meet its obligations under the Covered Bond Guarantee will

depend on: (i) the realisable value of its beneficial interest in Selected Loans and their Related Security in the Portfolio subject to the relevant Originator Trusts; (ii) the amount of Revenue Receipts and Principal Receipts generated by the Portfolio subject to the Originator Trusts and the timing and the receipt thereof; (iii) amounts received from the Swap Providers; (iv) the realisable value of Substitution Assets and Authorised Investments held by it; and (v) the receipt by it of amounts standing to the credit of the GIC Account and, if applicable, the Excess Proceeds Account and interest thereon. Recourse against the LLP under the Covered Bond Guarantee is limited to the aforementioned assets and the LLP will not have any other source of funds available to meet its obligations under the Covered Bond Guarantee.

If an LLP Event of Default occurs and the Security created by or pursuant to the Deed of Charge is enforced, the Charged Property may not be sufficient to meet the claims of all the Secured Creditors, including the holders of the Covered Bonds.

If, following enforcement of the Security constituted by or pursuant to the Deed of Charge, the Secured Creditors have not received the full amount due to them pursuant to the terms of the Transaction Documents, then they may still have an unsecured claim against the Issuer for the shortfall. There is no guarantee that the Issuer will have sufficient funds to pay that shortfall.

Holders of the Covered Bonds should note that the Asset Coverage Test has been structured to ensure that the Adjusted Aggregate Asset Amount is greater than the aggregate Principal Amount Outstanding of the Covered Bonds for so long as no Notice to Pay or LLP Acceleration Notice has been served, no Automatic Issuer Acceleration has occurred and any Covered Bonds remain outstanding, which should reduce the risk of there ever being a shortfall (although there is no assurance of this – in particular, declarations of trust over further Loans and Related Security by the Originators in favour of the LLP may be required to avoid or remedy a breach of the Asset Coverage Test). The LLP and the Originators (in their capacity as members) shall procure that following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay subsequent to the occurrence of (i) an Issuer Event of Default and service of an Issuer Acceleration Notice or (ii) a Pool Event, the Amortisation Test is met on each Calculation Date and a breach of the Amortisation Test will constitute an LLP Event of Default and will entitle the Bond Trustee to serve an LLP Acceleration Notice on the LLP (see *Summary of the Principal Documents – LLP Deed – Asset Coverage Test and Credit Structure – Asset Coverage Test* below).

Reliance of the LLP on third parties

The LLP has entered into agreements with a number of third parties, which have agreed to perform services for the LLP. In particular, but without limitation, the relevant Servicer has been appointed to service Loans in the Portfolio subject to the relevant Originator Trust, the Cash Manager has been appointed to calculate and monitor compliance with the Asset Coverage Test, the Portfolio Criteria and the Amortisation Test and to provide cash management services to the LLP and the Originators and the GIC Account, the Excess Proceeds Account and the Transaction Account (if such account is maintained) which will be held with the Account Bank. The Asset Monitor has been appointed as an independent monitor to perform tests in respect of the Asset Coverage Test, the Portfolio Criteria and the Amortisation Test when required. In the event that any of those parties fails to perform its obligations under the relevant agreement to which it is a party, the realisable value of the LLP's beneficial interest in the Portfolio subject to the Originator Trusts or any part thereof or pending such realisation (if the LLP's beneficial interest in the Portfolio subject to the Originator Trusts or any part thereof cannot be sold) the ability of the LLP to make payments under the Covered Bond Guarantee may be affected. For instance, if the relevant Servicer has failed to adequately administer the relevant Loans, this may lead to higher incidences of non-payment or default by the Borrowers under such Loans. The LLP is also reliant on the Swap Providers to provide it with the funds matching its obligations under the Intercompany Loan Agreement and the Covered Bond Guarantee, as described below.

If a Servicer Event of Default occurs pursuant to the terms of the Servicing Agreement, then the LLP and/or the relevant Originator and/or the Security Trustee and/or the relevant Originator Trustee will be entitled to terminate the appointment of the relevant Servicer and appoint a new servicer in its place. There can be no assurance that a substitute servicer with sufficient experience of administering mortgages of commercial properties would be found who would be willing and able to service the relevant Loans on the terms of the Servicing Agreement. The ability of a substitute servicer to fully perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect the realisable value of LLP's beneficial interest in the Portfolio or any part thereof, and/or the ability of the LLP to make payments under the Covered Bond Guarantee. If a Servicer or the Issuer ceases to be assigned a long-term unsecured, unguaranteed and unsubordinated debt obligation rating by Moody's of at least Baa2, it will use reasonable efforts to enter into a stand-by servicing agreement with a third party as stand-by servicer. Upon an insolvency of the Servicer, such stand-by servicer will take over servicing of the Portfolio.

The relevant Servicer has no obligation itself to advance payments that Borrowers fail to make in a timely fashion. Holders of the Covered Bonds will have no right to consent to or approve of any actions taken by the Servicer under the Servicing Agreement.

Neither the Security Trustee nor the Bond Trustee is obliged in any circumstances to act as a servicer or to monitor the performance by the relevant Servicer of its obligations.

Reliance on Swap Providers

To provide a hedge against possible variances in the rates of interest payable on the Loans in the Portfolio subject to the Originator Trusts (which may, for instance, include variable rates of interest and fixed rates of interest) and LIBOR for three month Sterling deposits, the LLP has entered into the Interest Rate Swap Agreement with the Interest Rate Swap Provider. In addition, to provide a hedge against interest rate and currency risks in respect of amounts received by the LLP under the Loans and the Interest Rate Swaps and amounts payable by the LLP on the outstanding Term Advances or (following service on the LLP of a Notice to Pay or following the occurrence of an event triggering Automatic Issuer Acceleration) under the Covered Bond Guarantee in respect of the Covered Bonds, the LLP will enter into a Covered Bond Swap Agreement with each Covered Bond Swap Provider.

If the LLP fails to make timely payments of amounts due under any Swap Agreement (except where such failure is caused by the assets available to the LLP on a Due for Payment date being insufficient to make the required payment in full) and such failure continues for a period of 30 days, then it will have defaulted under that Swap Agreement and such Swap Agreement may be terminated by the Swap Provider. Further, a Swap Provider is only obliged to make payments to the LLP as long as and to the extent that the LLP complies with its payment obligations under the relevant Swap Agreement. If a Swap Agreement terminates or the Swap Provider is not obliged to make payments or if the Swap Provider defaults in its obligations to make payments of amounts in the relevant currency equal to the full amount to be paid to the LLP on the payment date under the Swap Agreements, the LLP will be exposed to changes in the relevant currency exchange rates to Sterling (where relevant) and to any changes in the relevant rates of interest. Unless a replacement swap is entered into, the LLP may have insufficient funds to make payments under the Intercompany Loan Agreement or Covered Bond Guarantee.

If a Swap Agreement terminates, then the LLP may be obliged to make a termination payment to the relevant Swap Provider. There can be no assurance that the LLP will have sufficient funds available to make a termination payment under the relevant Swap Agreement, nor can there be any assurance that the LLP will be able to find a replacement swap counterparty which has sufficiently high ratings as may be required by the Rating Agency and which agrees to enter into a replacement swap agreement.

If the LLP is obliged to pay a termination payment under any Swap Agreement, such termination payment will rank ahead of amounts due on the Covered Bonds (in respect of the Interest Rate Swap) and *pari*

passu with amounts due on the Covered Bonds (in respect of the Covered Bond Swaps), except where default by, or downgrade of, the relevant Swap Provider has caused the relevant Swap Agreement to terminate. The obligation to pay a termination payment may adversely affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Differences in timings of obligations of the LLP and the Covered Bond Swap Provider under the Covered Bond Swaps

With respect to the Covered Bond Swaps, the LLP will pay an amount, on each LLP Payment Date, to each Covered Bond Swap Provider based on LIBOR for three month Sterling deposits. Each Covered Bond Swap Provider will be obliged to make corresponding swap payments to the LLP under a Covered Bond Swap on the day that amounts are due and payable by the LLP on the corresponding Term Advance under the Intercompany Loan Agreement (prior to the service of a Notice to Pay or LLP Acceleration Notice on the LLP or prior to the occurrence of an event triggering Automatic Issuer Acceleration) or are Due for Payment under the Covered Bond Guarantee (after the service of a Notice to Pay or if earlier, (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the service of an LLP Acceleration Notice on the LLP). If a Covered Bond Swap Provider does not meet its payment obligations to the LLP under the relevant Covered Bond Swap and such Covered Bond Swap Provider does not make a termination payment that has become due from it to the LLP, the LLP may have a larger shortfall in funds with which to make payments under the Covered Bond Guarantee with respect to the Covered Bonds than if the Covered Bond Swap Provider's payment obligations coincided with LLP's payment obligations under the Covered Bond Guarantee. Hence, the difference in timing between the obligations of the LLP and the Covered Bond Swap Providers under the Covered Bond Swaps may affect the LLP's ability to make payments under the Covered Bond Guarantee with respect to the Covered Bonds.

Limited description of the Portfolio

Holders of the Covered Bonds will not receive detailed statistics or information in relation to the Loans in the Portfolio that is subject to the Originator Trusts because it is expected that the constitution of the Portfolio that is subject to the Originator Trusts will frequently change due to, for instance:

- any Originator declaring trusts over additional Loans and their Related Security in favour of the LLP absolutely;
- any Originator re-acquiring or having released to it the beneficial interest in Loans and their Related Security in accordance with the Originator Trust Deed; and
- New Originators acceding to the Transaction and declaring trusts over their Loans and their Related Security in favour of the LLP absolutely.

There is no assurance that the characteristics of the New Loans over which trusts are declared in favour of the LLP absolutely on a Trust Date will be the same as those of the Loans in the Portfolio subject to the Originator Trusts as at that Trust Date. However, each Loan (other than a Loan or a portion of Loan which is attributed an Adjusted True Balance of zero) will be required to meet the Eligibility Criteria and the Representations and Warranties set out in the Originator Trust Deed – see *Summary of the Principal Documents – Originator Trust Deed – Declaration of trust by the Originators over Loans and Related Security* below (although the Eligibility Criteria and Representations and Warranties may change in certain circumstances – see *The Bond Trustee and the Security Trustee may agree to modifications to the Transaction Documents without, respectively, the holders of the Covered Bonds' or Secured Creditors' prior consent* above). In addition, the Asset Coverage Test is intended to ensure that the Adjusted Aggregate Asset Amount is an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds for so long as Covered Bonds remain outstanding and no Notice to Pay or LLP Acceleration Notice has been served and no event triggering Automatic Issuer Acceleration has

occurred and the Cash Manager will provide quarterly reports that will set out certain information in relation to the Asset Coverage Test.

Fixed charges may take effect under English law as floating charges

Pursuant to the terms of the Deed of Charge, the LLP has purported to grant fixed charges over, amongst other things, its beneficial interests in the Loans and their Related Security, the Substitution Assets and its rights and benefits in the LLP Accounts and all Authorised Investments purchased from time to time.

The law in England and Wales relating to the characterisation of fixed charges is unsettled. The fixed charges purported to be granted by the LLP may take effect under English law as floating charges only, if, for example, it is determined that the Security Trustee does not exert sufficient control over the Charged Property for the security to be said to constitute fixed charges. If the charges take effect as floating charges instead of fixed charges, then, as a matter of law, certain claims would have priority over the claims of the Security Trustee in respect of the floating charge assets. In particular, the "prescribed part" (referred to below), the expenses of any administration, the claims of any preferential creditors and the expenses of any winding up would rank ahead of the claims of the Security Trustee in this regard. The Enterprise Act 2002 abolished the preferential status of certain Crown debts (including the claims of the United Kingdom tax authorities). However, certain employee claims (in respect of contributions to pension schemes and wages) still have preferential status. In this regard, it should be noted that the LLP has agreed in the Transaction Documents not to have any employees.

In addition, any administrative receiver, administrator or liquidator appointed in respect of the LLP will be required to set aside the prescribed part of the floating charge realisations in respect of the floating charges contained in the Deed of Charge (as described in more detail above under *Enterprise Act 2002*).

Under Scots law, the concept of fixed securities taking effect as floating charges does not arise and a purported fixed security which does not comply with the relevant legal requirements will be ineffective.

Liquidation Expenses

On 6 April 2008, section 176 ZA of the Insolvency Act 1986 came into force, which effectively reversed by statute the House of Lords' decision in the case of *Re Leyland Daf* [2004] UKHL 6. Accordingly, it is now the case that, in general the costs and expenses of a liquidation (including certain tax charges) will be payable out of floating charge assets in priority to the claims of the floating charge-holder. In respect of certain litigation expenses of the liquidator only, this is subject to approval of the amount of such expenses by the floating charge-holder (or, in certain circumstances, the court) pursuant to provisions set out in the Insolvency Rules 1986.

While it is not clear, it appears that the provisions referred to above apply in respect of limited liability partnerships. On this basis and as a result of the changes described above, upon the enforcement of the floating charge security granted by the LLP, floating charge realisations which would otherwise be available to satisfy the claims of Secured Creditors under the Deed of Charge may be reduced by at least a significant proportion of any liquidation expenses. There can be no assurance that the Covered Bondholders will not be adversely affected by such a reduction in floating charge realisations.

Maintenance of Portfolio

Asset Coverage Test: Pursuant to the terms of the Originator Trust Deed, each Originator will agree to use all reasonable efforts to declare trusts over Loans and their Related Security in favour of the LLP absolutely in order to ensure that the Portfolio subject to the Originator Trusts is in compliance with the Asset Coverage Test. The amounts to be paid by the LLP to the relevant Originator (in cash or otherwise) for such declaration of trust will be a combination of: (i) a cash payment paid by the LLP; and/or (ii) the relevant Originator being treated as having made a Capital Contribution in Kind to the LLP (in an amount

corresponding to the difference between the True Balance of such Loans as at the relevant Trust Date and the cash payment (if any) paid by the LLP for the declaration of trust over such Loans and their Related Security) to be applied under the Originator Trust Deed to the corresponding proportion of Loans and their Related Security then to be held on trust absolutely for the LLP; and (iii) Deferred Payments (the latter to be paid in accordance with the relevant Priorities of Payments).

Alternatively, Anglo Irish and AIAF (each in their capacities as a Member of the LLP) may make a Cash Capital Contribution to the LLP pursuant to the LLP Deed in order to ensure that the LLP is in compliance with the Asset Coverage Test. If a breach of the Asset Coverage Test occurs which is not cured on the next Cure Date, an Asset Coverage Test Breach Notice will be served on the LLP, which will result in the consequences set out in *Summary of Principal Documents – LLP Deed – Asset Coverage Test* below. There is no specific recourse by the LLP to the Originators in respect of the failure to declare trusts over its Loans and their Related Security in favour of the LLP absolutely nor is there any specific recourse to Anglo Irish and AIAF if they do not make Cash Capital Contributions to the LLP.

Portfolio Criteria. Pursuant to the terms of the Originator Trust Deed, each Originator will agree to use all reasonable efforts to declare trusts over Loans and their Related Security in favour of the LLP absolutely in order to ensure that the Portfolio satisfies the Portfolio Criteria. The amounts to be paid by the LLP to the relevant Originator (in cash or otherwise) for such declaration of trust will be a combination of: (i) a cash payment paid by the LLP; and/or (ii) the relevant Originator being treated as having made a Capital Contribution in Kind to the LLP (in an amount up to the difference between the True Balance of such Loans as at the relevant Trust Date and the cash payment (if any) paid by the LLP for the declaration of trust over such Loans and their Related Security) to be applied under the Originator Trust Deed to the corresponding proportion of Loans and their Related Security then to be held on trust absolutely for the LLP; and (iii) Deferred Payments (the latter to be paid in accordance with the relevant Priorities of Payments).

If a breach of the Portfolio Criteria occurs which is not cured on the next Cure Date, a Portfolio Criteria Breach Notice will be served on the LLP, which will result in the consequences set out in *Summary of Principal Documents – Originator Trust Deed – Portfolio Criteria* below. There is no specific recourse by the LLP to the Originators in respect of the failure to declare trusts over its Loans and their Related Security in favour of the LLP absolutely.

Amortisation Test: Pursuant to the LLP Deed, the LLP and Anglo Irish (in its capacity as a Member of the LLP) and AIAF (in its capacity as a Member of the LLP) shall procure that on each Calculation Date following service of a Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration but prior to the service of an LLP Acceleration Notice, the Amortisation Test Aggregate Loan Amount is in an amount at least equal to the aggregate Sterling Equivalent of the Principal Amount Outstanding under the Covered Bonds. The Amortisation Test is intended to ensure that the assets of the LLP do not fall below a certain threshold to ensure that the assets of the LLP are sufficient to meet its obligations under the Covered Bond Guarantee.

If the collateral value of the Portfolio subject to the Originator Trust has not been maintained in accordance with the terms of the Asset Coverage Test or the Amortisation Test, then that may affect the realisable value of the LLP's beneficial interest in the Portfolio or any part thereof (both before and after the occurrence of an LLP Event of Default) and/or the ability of the LLP to make payments under the Covered Bond Guarantee. However, failure to satisfy the Amortisation Test on any Calculation Date following the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration will constitute an LLP Event of Default, thereby entitling the Bond Trustee to accelerate the Covered Bonds against the Issuer (if not already due and repayable against it following service of an Issuer Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration) and the LLP's obligations under the Covered Bond Guarantee against the LLP subject to and in accordance with the Conditions.

Prior to the occurrence of an Issuer Event of Default or a Pool Event and the service of a Notice to Pay to the LLP and prior to the occurrence of an event triggering Automatic Issuer Acceleration, the Asset Monitor will, subject to receipt of the relevant information from the Cash Manager, test the calculations performed by the Cash Manager in respect of the Asset Coverage Test and the Portfolio Criteria once each year on the Calculation Date immediately prior to each anniversary of the Programme Date and more frequently in certain circumstances. Following (i) the occurrence of an Issuer Event of Default or a Pool Event and the service of a Notice to Pay to the LLP or (ii) the occurrence of an event triggering Automatic Issuer Acceleration, the Asset Monitor will be required to test the calculations performed by the Cash Manager in respect of the Amortisation Test. See further *Summary of the Principal Documents – Asset Monitor Agreement* below.

The Security Trustee shall not be responsible for monitoring compliance with, nor the monitoring of, the Asset Coverage Test, the Portfolio Criteria or the Amortisation Test or any other test, or supervising the performance by any other party of its obligations under any Transaction Document.

Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of an Issuer Event of Default or a Pool Event or otherwise

If (i) a Breach Notice (which has not been revoked) or a Notice to Pay is served on the LLP or (ii) an event triggering Automatic Issuer Acceleration has occurred or (iii) the LLP is so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds LLP, then the LLP will be obliged to sell its beneficial interest in Selected Loans and their Related Security (see *Summary of the Principal Documents – LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of a Breach Notice* and *LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of a Notice to Pay, an event triggering Automatic Issuer Acceleration or otherwise* below).

There is no guarantee that a buyer will be found to acquire the LLP's beneficial interest in Selected Loans and their Related Security at the times required and there can be no guarantee or assurance as to the price which may be able to be obtained, which may affect payments under the Covered Bond Guarantee. However, the LLP's beneficial interest in the Selected Loans may be sold by the LLP only for the best price reasonably available but following the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration not for less than an amount equal to the Adjusted Required Redemption Amount for the relevant Series of Covered Bonds until six months prior to: (a) the Final Maturity Date in respect of such Covered Bonds; or (b) the Extended Due for Payment Date under the Covered Bond Guarantee in respect of such Covered Bonds, provided that the beneficial interest in Selected Loans may be sold at any time without regard of the minimum amount equal to the Adjusted Required Redemption Amount with the prior consent of, or if directed to do so by, the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds._In the six months prior to, as applicable, the Final Maturity Date or Extended Due for Payment Date but after the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, the LLP is obliged to sell the its beneficial interest in Selected Loans for the best price reasonably available notwithstanding that such price may be less than the Adjusted Required Redemption Amount (for the method of sale of Selected Loans and Related Security, see *Summary of the Principal Documents – LLP Deed – Method of sale of beneficial interest in Selected Loans* below).

Realisation of Charged Property following the occurrence of an LLP Event of Default

If an LLP Event of Default occurs and an LLP Acceleration Notice is served on the LLP, then the Security Trustee will be entitled to enforce the Security created under and pursuant to the Deed of Charge and the proceeds from the realisation of the Charged Property will be applied by the Security Trustee towards payment of all secured obligations in accordance with the Post-Enforcement Priority of Payments described in *Cashflows* below.

There is no guarantee that the proceeds of realisation of the Charged Property will be in an amount sufficient to repay all amounts due to the Secured Creditors (including the holders of the Covered Bonds) under the Covered Bonds and the Transaction Documents.

If an LLP Acceleration Notice is served on the LLP then the Covered Bonds may be repaid sooner or later than expected or not at all.

Factors that may affect the realisable value of the LLP's beneficial interest in the Portfolio or any part thereof or the ability of the LLP to make payments under the Covered Bond Guarantee

Following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) occurrence of an Issuer Event of Default and the service on the Issuer of an Issuer Acceleration Notice, the realisable value of the LLP's beneficial interest in Selected Loans and their Related Security comprised in the Portfolio subject to the Originator Trusts may be reduced (which may affect the ability of the LLP to make payments under the Covered Bond Guarantee) by:

- representations or warranties not being given by the LLP or (unless otherwise agreed with the relevant Originator) the relevant Originator;
- default by Borrowers of amounts due on their Loans;
- the Loans of New Originators being included in the Portfolio that is subject to the Originator Trusts;
- changes to the lending criteria of the relevant Originator;
- the LLP not having legal title to the Loans in the Portfolio that is subject to the Originator Trusts;
- risks in relation to some types of Loans which may adversely affect the value of Portfolio subject to the Originator Trusts or any part thereof; and
- limited recourse to the Originators.

Each of these factors is considered in more detail below. However, it should be noted that the Asset Coverage Test, the Portfolio Criteria, the Amortisation Test and the Eligibility Criteria are intended to ensure that there will be an adequate amount of Loans in the Portfolio subject to the Originator Trusts and moneys standing to the credit of the GIC Account and the Excess Proceeds Account to enable the LLP to repay the Covered Bonds following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer, and accordingly it is expected (but there is no assurance) that the LLP's beneficial interest in Selected Loans and their Related Security could be realised for sufficient value to enable the LLP to meet its obligations under the Covered Bond Guarantee.

No representations or warranties to be given by the LLP or the relevant Originator if the beneficial interest in Selected Loans and their Related Security are to be sold

Following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) an Issuer Event of Default and service on the Issuer of an Issuer Acceleration Notice or (C) the LLP having been so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds, the LLP will be obliged to sell its beneficial interest in Selected Loans and their Related Security to third party purchasers, subject to a right of pre-emption enjoyed by the relevant Originator pursuant to the terms of the Originator Trust Deed (see *Summary of the Principal Documents – LLP Deed – Method of sale of*

interest in Selected Loans and their Related Security below). In respect of any sale of the LLP's beneficial interest in Selected Loans and their Related Security to third parties, however, the LLP will not be permitted to give warranties or indemnities in respect of those Selected Loans and their Related Security (unless expressly permitted to do so by the Security Trustee). There is no assurance that the relevant Originator would give any warranties or representations in respect of the Selected Loans and their Related Security. Any Representations or Warranties previously given by that Originator in respect of the Loans in the Portfolio subject to the relevant Originator Trust may not have value for a third party purchaser if the relevant Originator is then insolvent. Accordingly, there is a risk that the realisable value of the LLP's beneficial interest in Selected Loans and their Related Security could be adversely affected by the lack of representations and warranties which in turn could adversely affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

The Loans of New Originators may be included in the Portfolio

New Originators which are members of the Anglo Irish Group, may in the future accede to the Programme and declare trusts over Loans and their Related Security in favour of the LLP absolutely. However, this would only be permitted if the conditions precedent relating to New Originators acceding to the Transaction (more fully described under *Summary of the Principal Documents – Originator Trust Deed – New Originators* below) are met. Provided that those conditions are met, the consent of holders of the Covered Bonds to the accession of any New Originator to the Programme will not be obtained.

Any loans originated by a New Originator will have been originated in accordance with the lending criteria of the New Originator, which may not in substance differ from the Lending Criteria of Loans originated by the Originators.

Beneficial Interest in the Portfolio; Originator Power of Attorney; Limitations on Enforcing Loans and Related Security Against Borrowers

The LLP will have a beneficial interest in the Portfolio pursuant to the Originator Trust Deed. However, the Portfolio will not be assigned legally or equitably by the relevant Originator and legal title to the Portfolio subject to the relevant Originator Trust will remain with the relevant Originator, in its capacity as lender of record (unless and until the relevant Originator disposes of its legal interest in a Loan (subject to the requirements of the Originator Trust Deed), in which case the relevant Loans in the Portfolio would cease to be subject to the Originator Trust Deed). The Originator Trust Deed however imposes on each of the Originators and the Originator Trustees a prohibition on disposal of the Loans and the Related Security subject to the relevant Originator Trust.

Legal advice was obtained to the effect that, subject to due execution and delivery of the Originator Trust Deed, due execution and delivery of the Originator Power of Attorney by the relevant Originator, satisfaction of all conditions precedent referred to in the Originator Trust Deed (including, but not limited to, payment of the Trust Payment to the relevant Originator by the LLP), the relevant Originator Trust is validly constituted by the Originator Trust Deed as at the relevant Trust Date and that a creditor, liquidator, administrator, receiver or administrative receiver of the relevant Originator (but in relation to Anglo Irish, see *Irish insolvency – certain risks* above), would not be able to contest successfully the validity of or avoid or set aside the Originator Trust created by it pursuant to the Originator Trust Deed or the interest of the LLP as a beneficiary thereunder.

In its capacity as trustee under the Originator Trust Deed, the relevant Originator will hold its Loans and their Related Security over which it has declared a trust in favour of the LLP absolutely. However, neither the LLP nor the Bond Trustee will have a direct contractual relationship with any Borrower under any Loan Agreement and neither the LLP nor the Bond Trustee will have the right to assert contractual claims or effect contractual remedies directly against the Borrowers. The Originator Trust Deed and the beneficial entitlement of the LLP to the relevant Loans and their Related Security does not constitute a purchase or other acquisition or assignment of any legal interest in any such Loan and Related Security.

The LLP and the Bond Trustee will have rights solely against the relevant Originator with respect to the Originator Trust Deed, the Servicing Agreement and the Cash Management Agreement and will not have the right to assert contractual claims or effect contractual remedies against any Borrowers. The Originators will not grant the LLP, the Bond Trustee or any other entity any security interest in any Loan. In the event of a default by a Borrower under a Loan, the LLP and the Bond Trustee will have rights solely against the relevant Originator under the Originator Trust Deed and the Cash Management Agreement and will have no contractual rights against such Borrower. Only the relevant Originator will be entitled to take any remedial actions under the Loans and the Related Security or to exercise any votes permitted to be taken or given thereunder. Each Originator Power of Attorney will allow the LLP (or the Security Trustee or any Purchaser) to act in the name of the relevant Originator (as lender of record) to take actions to enforce the Loans and Related Security against the relevant Borrower and to collect the proceeds of Loans and the Related Security upon the occurrence of a Power of Attorney Event. See *Summary of the Principal Documents – Originator Trust Deed – Originator Power of Attorney* below.

Legal advice (subject to certain reservations and qualifications) was obtained to the effect that a creditor, liquidator, administrator, receiver or administrative receiver of the relevant Originator (but in relation to Anglo Irish, see *Irish insolvency – certain risks* above), would not be able to contest successfully the validity of or avoid or set aside the exercise by the LLP or the Security Trustee of its rights and powers under the relevant Originator Power of Attorney and that the LLP may exercise its powers under the Originator Power of Attorney following the occurrence of a Power of Attorney Event without the leave of the court under English and Scots insolvency laws.

In the latter case, there can be no assurance, however, that a court would reach the same conclusion or that leave, if required, would be granted.

Restrictions on Transfers in the Loan Agreements

There are provisions in certain of the Loan Agreements which limit or restrict the transfer or assignment of the Loans and the Related Security. The Originator Trust Deed has been structured with the intention that such limitations or restrictions are not contravened by the creation of the Originator Trusts. Such limitations or restrictions on transfer and the provisions of the Originator Trust Deed will not permit the appointment of a substitute trustee even in the event of a default by the relevant Originator in the performance of its obligations as Originator thereunder. Accordingly, the relevant Originator is the only entity capable of contractually enforcing the Loans and the Related Security subject to the relevant Originator Trust. However, under the Originator Power of Attorney, the LLP (or the Security Trustee or any Purchaser) may enforce, in certain limited circumstances and in the name of the relevant Originator, the rights of that Originator to, amongst others, collect in the Loans.

Set-off risk may adversely affect the value of the Portfolio subject to the Originator Trust or any part thereof

As described above, the granting by the relevant Originator to the LLP of an interest in the Loans and their Related Security will take effect by way of a declaration of trust under which the beneficial interest in the Loans and their Related Security will be granted in favour of the LLP absolutely. As a result, legal title to the Loans and their Related Security over which a trust is declared by such Originator in favour of the LLP will remain with the relevant Originator. Therefore, the rights of the LLP may be subject to the direct rights of the Borrowers against the relevant Originator, including rights of set-off which occur in relation to transactions or deposits made between the Borrowers and the relevant Originator existing prior to notification to the Borrowers of the declaration of trust of the Loans.

The exercise of set-off rights by Borrowers may adversely affect the realisable value of the LLP's beneficial interest in the Portfolio subject to the Originator Trusts and/or the ability of the LLP to make payments under the Covered Bond Guarantee. However, the relevant Originator is required to re-acquire or have released to it the LLP's beneficial interest in the relevant Loan and its Related Security in respect

of which the relevant Borrower is entitled to exercise any right of set-off or counterclaim against the relevant Originator in respect of any amount payable under its Loan(s) or Mortgage(s)

The LLP does not have legal title to the Loans in the Portfolio

The granting by the relevant Originator to the LLP of an interest in the Loans and their Related Security will take effect by way of declarations of trust in accordance with the Originator Trust Deed under which a beneficial interest in the relevant Loans and their Related Security will be granted in favour of the LLP absolutely. As a result, legal title to those Loans and each of their Related Security subject to the relevant Originator Trust will remain with the relevant Originator. Accordingly, the LLP will not give notice of the declaration of trust over the Loans and their Related Security to any Borrower or apply to the Land Registry to register or record its beneficial interest in the Loans and their Related Security or (which would not be competent in Scotland) take any steps to perfect its title to the Loans and their Related Security subject to the Originator Trust.

Since the LLP has not obtained legal title to the Loans or their Related Security and has not protected its interest in the Loans and their Related Security by registration of a notice at the Land Registry, the risks exist that if the relevant Originator wrongly sells a Loan and its Related Security, the beneficial interest in which has already been granted in favour of the LLP absolutely, to another person and that person acted in good faith and (otherwise than in Scotland) did not have notice of the beneficial interest of the LLP in the Loan and its Related Security, then such person might obtain good title to the Loan and its Related Security, free from the interests of the LLP. If this occurred then the LLP would not have good title to the affected Loan and its Related Security subject to the relevant Originator Trust and it would not be entitled to payments by a Borrower in respect of that Loan. However, the risk of third party claims obtaining priority to the interests of the LLP would be likely to be limited to circumstances arising from a breach by the relevant Originator of its contractual obligations or fraud, negligence or mistake on the part of the relevant Originator or the LLP or their respective personnel or agents.

If any of the events described above were to occur then the realisable value of the LLP's beneficial interest in the Portfolio subject to the Originator Trusts or any part thereof and/or the ability of the LLP to make payments under the Covered Bond Guarantee may be affected.

Effects of an Irish examinership of Anglo Irish on the Covered Bond Guarantee and the security created pursuant to the Deed of Charge

Where Anglo Irish is in examinership and the LLP fails to make payment under the Covered Bond Guarantee, an examiner could apply to the English courts in order to prevent enforcement of the security granted pursuant to the Deed of Charge (see *Irish Insolvency – certain risks* above).

Legal advice was received to the effect that, as a matter of English law the prohibition on the enforcement of security in examinership should not apply to security granted by the LLP. In addition, even if the effect of examinership was to prevent enforcement of security over assets held by the LLP, legal advice was received that the Security Trustee should, upon examinership of Anglo Irish, be able to enforce the security created by the LLP over its assets under or pursuant to the Deed of Charge assuming that the security had become enforceable. However, this legal advice was based on the Winding Up Directive and other European legislation, which has not yet been tested before the courts. Consequently, no assurance can be given that a court would reach the same conclusion.

Limited recourse to the Originators

The LLP, the Bond Trustee and the Security Trustee will not undertake any investigations, searches or other actions on any Loan or its Related Security and will rely instead on the Representations and Warranties given in the Originator Trust Deed by the relevant Originator in respect of the Loans and the Related Security over which it has declared a trust in favour of the LLP absolutely.

If any Loan and its Related Security subject to the Originator Trust do not materially comply with any of the Representations and Warranties made by the relevant Originator as at the Trust Date of that Loan, then such Originator will be required to notify the LLP and the Security Trustee as soon as reasonably practical after becoming aware of the fact and upon receipt of a request to do the same from the LLP, remedy the breach within 28 Business Days of receipt by it of the request.

If the relevant Originator fails to remedy the breach of a Representation and Warranty within 28 Business Days, then that Originator will be required (but only after the service of a Re-Acquisition Notice, but irrespective of the occurrence of an Issuer Event of Default or Pool Event) to re-acquire or have released to it on or before the next following LLP Payment Date (or such other date that may be agreed between the LLP and the relevant Originator) the beneficial interest in the relevant Loan and its Related Security and in any other Loans of the relevant Borrower that are included in the Portfolio subject to the Originator Trust created by it, at their True Balance as of the date of re-acquisition.

There can be no assurance that the relevant Originator, in the future, will have the financial resources to re-acquire or have released to it the beneficial interest in a Loan or Loans and its or their Related Security. However, if the relevant Originator does not re-acquire or have released to it the beneficial interest in those Loans and their Related Security which are in breach of the Representations and Warranties then the Adjusted True Balance of those Loans will be excluded from the calculation of the Asset Coverage Test. There is no further recourse to the relevant Originator or the Issuer in respect of a breach of a Representation or Warranty.

Implementation of Basel II risk-weighted asset framework may result in changes to the risk-weighting of the Covered Bonds

Following the issue of proposals from the Basel Committee on Banking Supervision for reform of the 1988 Capital Accord, a framework has been developed which places enhanced emphasis on market discipline and sensitivity to risk. A comprehensive version of the text of the proposed framework was published in June 2006 under the title "International Convergence of Capital Measurement and Capital Standards: A Revised Framework (Comprehensive Version)" (the **Framework**). The Framework is being implemented in stages: the Basel II standard approach and the Foundation IRB approach for credit risk was implemented from 1 January 2007 and the most advanced Basel II IRB approach and the advanced measurement approach (AMA) for operational risks was required to be implemented from 1 January 2008. However, the Framework is not self-implementing and, accordingly, implementation dates in participating countries are dependent on the relevant national implementation process in those countries.

As and when implemented, the Framework could affect the risk weighting of the Covered Bonds for investors who are subject to capital adequacy requirements that follow the Framework. Consequently, investors should consult their own advisers as to the consequences to and effect on them of the application of the Framework and any relevant implementing measures (including, in the EEA, the EU Capital Requirements Directive). Proposals and guidelines for implementing the Framework in certain participating jurisdictions are still in development, and no predictions can be made as to the precise effect of potential changes on the Covered Bonds, any investor of Covered Bonds or otherwise.

Limited Liability Partnerships

The LLP is a limited liability partnership. Limited liability partnerships, created by statute pursuant to the LLPA 2000, are bodies corporate for general English law purposes and have unlimited capacity. A general description of limited liability partnerships is set out below under *Description of Limited Liability Partnerships* below. This area of the law is relatively undeveloped. Accordingly, there is a risk that as the law develops, new case law or new regulations made under or affecting the LLPA 2000 or relating to limited liability partnerships could adversely affect the ability of the LLP to perform its obligations under the Transaction Documents which could, in turn, adversely affect the interests of holders of the Covered Bonds.

FORM OF THE COVERED BONDS

The Covered Bonds of each Series will be in bearer form, without receipts, but with interest coupons and/or talons attached. The Covered Bonds will be issued outside the United States in reliance on Regulation S under the Securities Act (**Regulation S**).

Each Tranche of Covered Bonds will be initially issued in the form of a temporary global covered bond without receipts and interest coupons attached (a **Temporary Global Covered Bond**) or, if so specified in the applicable Final Terms (the **applicable Final Terms**), a permanent global covered bond without receipts and interest coupons attached (a **Permanent Global Covered Bond** and, together with the Temporary Global Covered Bonds, the **Global Covered Bonds** and each a **Global Covered Bond**) which, in either case, will:

(a) if the Global Covered Bonds are intended to be issued in new global covered bond (**NGCB**) form, as stated in the applicable Final Terms, be delivered on or prior to the original issue date of the Tranche to a common safekeeper (the **Common Safekeeper**) for Euroclear Bank S.A./N.V. (**Euroclear**) and Clearstream Banking, *société anonyme* (**Clearstream, Luxembourg**); and

(b) if the Global Covered Bonds are not intended to be issued in NGCB form, be delivered on or prior to the original issue date of the Tranche to a common depositary (the **Common Depositary**) for Euroclear and Clearstream Luxembourg.

Whilst any Covered Bond is represented by a Temporary Global Covered Bond, payments of principal, interest (if any) and any other amount payable in respect of the Covered Bonds due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Covered Bond if the Temporary Global Covered Bond is not intended to be issued in NGCB form) only to the extent that certification to the effect that the beneficial owners of interests in such Covered Bond are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Principal Paying Agent.

On and after the date (the **Exchange Date**) which is 40 days after a Temporary Global Covered Bond is issued, interests in such Temporary Global Covered Bond will be exchangeable (free of charge) upon a request as described therein either for: (i) (if the Global Covered Bonds are intended to be issued in NGCB form) interests in a Permanent Global Covered Bond of the same Series recorded in the relevant Clearing System or (if the Global Covered Bonds are not intended to be issued in NGCB form) a Permanent Global Covered Bond; or (ii) for Definitive Covered Bonds of the same Series with, where applicable, interest coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of Definitive Covered Bonds, to such notice period as is specified in the applicable Final Terms), in each case against certification of non-US beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Covered Bond will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Covered Bond for an interest in a Permanent Global Covered Bond or for Definitive Covered Bonds is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Covered Bond will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the Permanent Global Covered Bond if the Permanent Global Covered Bond is not intended to be issued in NGCB form) without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Covered Bond will be exchangeable (free of charge), in whole but not in part, for Definitive Covered Bonds with, where applicable, interest

coupons and talons attached upon either: (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Covered Bond) to the Principal Paying Agent as described therein; or (ii) only upon the occurrence of an Exchange Event. For these purposes, **Exchange Event** means that: (i) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available; or (ii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Covered Bonds represented by the Permanent Global Covered Bond in definitive form. The Issuer will promptly give notice to holders of the Covered Bonds of each Series of Global Covered Bonds in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Covered Bond) or the Bond Trustee may give notice to the Principal Paying Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (ii) above, the Issuer may also give notice to the Principal Paying Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Principal Paying Agent.

Global Covered Bonds and Definitive Covered Bonds will be issued pursuant to the Agency Agreement.

The following legend will appear on all Covered Bonds which have an original maturity of more than one year and on all interest coupons relating to such Covered Bonds:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Covered Bonds or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Covered Bonds or interest coupons.

Covered Bonds which are represented by a Global Covered Bond will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

General

Pursuant to the Agency Agreement (as defined under Terms and Conditions of the Covered Bonds), the Principal Paying Agent shall arrange that, where a further Tranche of Covered Bonds is issued which is intended to form a single Series with an existing Tranche of Covered Bonds, the Covered Bonds of such further Tranche shall be assigned a common code and ISIN and, where applicable, a CUSIP and CINS number which are different from the common code, ISIN, CUSIP and CINS assigned to Covered Bonds of any other Tranche of the same Series until at least the expiry of the Distribution Compliance Period applicable to the Covered Bonds of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Principal Paying Agent and the Bond Trustee.

No holder of the Covered Bonds or Couponholder shall be entitled to proceed directly against the Issuer or the LLP unless the Bond Trustee or, as the case may be, the Security Trustee, having become so bound to proceed, fails so to do within a reasonable period and the failure shall be continuing.

FORM OF FINAL TERMS

Set out below is the form of Final Terms which, subject to any necessary amendment, will be completed for each Tranche of Covered Bonds issued under the Programme.

[Date]

Anglo Irish Bank Corporation plc (acting through its UK Branch)
Issue of [Aggregate Nominal Amount of Tranche] [Title of Covered Bonds]
Irrevocably and unconditionally guaranteed as to payment of principal and interest
by Anglo Irish Covered Bonds LLP
under the €5 billion Global Covered Bond Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 19 June 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Offering Circular. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Offering Circular (as supplemented from time to time).

The Offering Circular is available to holders of the Covered Bonds during usual business hours on any weekday (Saturday, Sunday and public holidays excepted) in electronic and physical form from the principal office of the Issuer and from the specified office of the Paying Agent for the time being in London.

The following alternative language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the Offering Circular dated 19 June 2008. This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**) and must be read in conjunction with the Offering Circular dated [current date], which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 19 June 2008 and are attached hereto. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Offering Circular dated 19 June 2008 and [current date](as supplemented from time to time).

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]

[When adding any other final terms or information including final terms at items [11, 12, 18, 19, 20 or 27] of Part A or in relation to disclosure relating to the interests of natural and legal persons involved in the issue/offer in Part B consideration should be given as to whether such terms or information constitute "significant new facts" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive.]

1.	(a)	Issuer:	Anglo Irish Bank Corporation plc (acting through its UK Branch)
	(b)	Guarantor:	Anglo Irish Covered Bonds LLP
2.	(a)	Series Number:	[●]
			(If fungible with an existing Series details of that Series, including the date on which the Covered Bonds become fungible)
	(b)	Tranche Number:	[●]
			(If fungible with an existing Series, details of that Series, including the date on which the Covered Bonds become fungible)
3.	Specified Currency or Currencies:		[€][$][£][JPY][CHF]
4.	Nominal Amount of Covered Bonds to be issued:		[●]
5.	Aggregate Nominal Amount of the Covered Bonds Admitted to trading:		
	(a)	Series:	[●]
	(b)	Tranche:	[●]
6.	(a)	Issue Price:	[●]
	(b)	Net proceeds	[●]
	(*Required only for listed issues*)]		
7.	Specified Denominations:		(*N.B. The minimum denomination of each Covered Bond admitted to trading on a regulated exchange in the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which would otherwise require the publication of a prospectus under the Prospectus Directive is €50,000 (or, if the Covered Bonds are denominated in a currency other than euro, the equivalent amount in such currency) or such other higher amount as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.*)
8.	Issue Date:		[●]
9.	Interest Commencement Date:		[●]

10.	Final Maturity Date:	(*Fixed rate – specify date/Floating rate* – Interest Payment Date falling in or nearest to [specify month]][1]
	Extended Due for Payment Date of Guaranteed Amounts corresponding to the Final Redemption Amount under the Covered Bond Guarantee:	[*Fixed rate – specify date/Floating rate* – Interest Payment Date falling in or nearest to [*specify month; in each case falling 18 months after the Final Maturity Date]*]
11.	Interest Basis:	[[●] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [●] per cent. Floating Rate] [Zero Coupon] [*specify other*] (further particulars specified below)
12.	Redemption/Payment Basis:	[Redemption at par] [*specify other*]
13.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Covered Bonds into another Interest Basis or Redemption/Payment Basis*]
14.	Status of the Covered Bonds:	Senior
15.	Status of the Guarantee:	Senior
16.	Listing:	[Irish Stock Exchange/*specify other/None*]
17.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE[2]

18.	Fixed Rate Covered Bond Provisions	[Applicable/Not Applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(a) Fixed Rate(s) of Interest:	[●] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] (*if payable other than annually, consider amending Condition 4*)
	(b) Interest Payment Date(s):	[●] in each year up to and including the [Final Maturity Date] [Extended Due for Payment Date]/[*specify other*] (provided however that after the Extension Determination Date, the Interest Payment Date shall be monthly) (*NB: This will need to be amended in the case of long or short coupons*)
	(c) Business Day Convention:	[Following Business Day Convention/Modified

[1] Final Maturity Date not to exceed the Programme Maturity Date.
[2] This section relates to interest payable under the Covered Bonds and corresponding amounts of Scheduled Interest payable under the Covered Bond Guarantee.

Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]

(d)	Business Day(s):	[●]
(e)	Additional Business Centre(s):	[New York], [●]
(f)	Fixed Coupon Amount(s):	[●] per [●] in nominal amount
(g)	Initial Broken Amount(s):	[Insert particulars of any initial broken interest amounts which do not correspond with the Fixed Coupon Amount]
(h)	Final Broken Amount:	[Insert particulars of any final broken interest amounts which do not correspond with the Fixed Coupon Amount]
(i)	Day Count Fraction:	[30/360 or Actual/Actual ((ISMA)/ISDA) or *specify other*]
(j)	Determination Date(s):	[●] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration.* *NB: Only relevant where Day Count Fraction is Actual/Actual (ISMA)]*
(k)	Other terms relating to the method of calculating interest for Fixed Rate Covered Bonds:	[Not Applicable/*Give details*]

19. Floating Rate Covered Bond Provisions — [Applicable/Not Applicable]

(*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(a)	Specified Period(s)/Specified Interest Payment Date(s):	[●] (provided however that after the Extension Determination Date, the Specified Interest Payment Date shall be monthly) *NB: Specify the Specified Period(s)/Specified Interest Payment Date(s) up to and including the Extended Due for Payment Date*
(b)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/

		[specify other]
(c)	Additional Business Centre(s):	[New York], [●]
(d)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
(e)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Principal Paying Agent):	[●]
(f)	Screen Rate Determination:	
	– Reference Rate:	[●]
		(Either LIBOR, EURIBOR or other, although additional information is required if other – including amendment to fallback provisions in the Agency Agreement)
	– Interest Determination Date(s):	[●]
		(Second day on which commercial banks are open for general business (including dealings in foreign currency deposits) in London prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)
		NB: Specify the Interest Determination Date(s) up to and including the Extended Due for Payment Date
	– Relevant Screen Page:	[●]
		(In the case of EURIBOR, if not Reuters EURIBOR 01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)
(g)	ISDA Determination:	
	– Floating Rate Option:	[●]
	– Designated Maturity:	[●]
	– Reset Date:	[●]
(h)	Margin(s):	[+/-] [●] per cent. per annum.

(i)	Minimum Rate of Interest:	[●] per cent. per annum
(j)	Maximum Rate of Interest:	[●] per cent. per annum
(k)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] [adjusted/not adjusted]
(l)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Covered Bonds, if different from those set out in Condition [●] of the Conditions:	[●]

20. Zero Coupon Covered Bond Provisions — [Applicable/Not Applicable]

(If not applicable, delete the remaining subparagraphs of this paragraph)

(a)	Accrual Yield:	[●] per cent. per annum
(b)	Reference Price:	[●]
(c)	Any other formula/basis of determining amount payable:	[●]
(d)	Business Day Convention:	[Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
(e)	Business Day(s):	[●]
(f)	Additional Business Centre(s):	[New York], [●]
(g)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Condition 4 (b) (iv) [(A)][(B)][(C)][(D)][(E)] applies/ specify other] (Consider applicable day count fraction if not U.S. dollar denominated)

PROVISIONS RELATING TO REDEMPTION BY THE ISSUER

21.	Early Redemption Amount of each Covered Bond payable on redemption for taxation reasons or illegality and/or the method of calculating the same (if required or if different from that set out in Condition 6(d)):	[●]

GENERAL PROVISIONS APPLICABLE TO THE COVERED BONDS

22.	New Global Covered Bond:	[Yes][No]
23.	Form of Covered Bonds:	[Temporary Global Covered Bond exchangeable for a Permanent Global Covered Bond which is exchangeable for Definitive Covered Bonds in definitive form only after an Exchange Event[/ on not less than 60 days' notice] [Temporary Global Covered Bond exchangeable for Definitive Covered Bonds only after an Exchange Event] [Permanent Global Covered Bond exchangeable for Definitive Covered Bonds in definitive form only after an Exchange Event[/on not less than 60 days' notice]]
24.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 18(c) and 20(g) relate)*
25.	Talons for future Coupons to be attached to Definitive Covered Bonds (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
26.	Redenomination:	Redenomination [not] applicable *(If Redenomination is applicable, specify the terms of the redenomination in an annex to the Final Terms)*
27.	Other terms or special conditions:	[Not Applicable/*give details*] *(When adding any other final terms consideration should be given as to whether such terms constitute a "significant new factor" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.)*

DISTRIBUTION

28.	(a) If syndicated, names of Managers:	[Not Applicable/give names]
	(b) Stabilising Manager (if any):	[Not Applicable/give name]
29.	If non-syndicated, name of relevant Dealer(s):	[●]
30.	Additional selling restrictions:	[Not Applicable/give details]

LISTING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Covered Bonds described herein pursuant to the €5 billion Global Covered Bond Programme of Anglo Irish Bank Corporation plc (acting through its UK Branch) on the regulated market of the Irish Stock Exchange.

RESPONSIBILITY

Each of the Issuer and the LLP accepts responsibility for the information contained in these Final Terms. To the best of the knowledge and belief of the Issuer and the LLP (having taken all reasonable care to ensure that such is the case), such information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information.

NON-APPLICABILITY OF ASSET COVERED SECURITIES ACT, 2001 OF IRELAND

The Covered Bonds are not issued under this legislation and do not have the benefits and protections of securities issued under such legislation.

PART B – OTHER INFORMATION

31. **LISTING**

(a)	Listing:	[Irish Stock Exchange/other *(specify)*/None]
(b)	Admission to trading:	Application has been made for the Covered Bonds to be admitted to trading [●].
(c)	Estimate of total expenses related to admission to trading:	[to be disclosed in final terms]

32. **RATINGS**

Ratings: The Covered Bonds to be issued have been rated:
Moody's: [●]
[Other]: [●]

(The above disclosure should reflect the rating allocated to Covered Bonds of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.)

33. **[NOTIFICATION**

The [*include name of competent authority in EEA home Member State*] [*has been requested to provide/has provided – include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*include names of competent authorities of host Member States*] with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.]

34. **[INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]**

Save as discussed in *Subscription and Sale and Transfer and Selling Restrictions*, so far as the Issuer and the LLP are aware, no person involved in the issue of the Covered Bonds has an interest material to the offer. – *Amend as appropriate if there are other interests*]

35. **[FIXED RATE COVERED BONDS ONLY – YIELD**

Indication of yield: [●]
The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.]

36. **OPERATIONAL INFORMATION**

(a)	ISIN Code:	[●]
(b)	Common Code:	[●]

(c)	[*(insert here any other relevant codes such as CUSIP and CINS codes)*]	[●]
(d)	[Any clearing system(s) other than Euroclear or Clearstream, Luxembourg and the relevant identification number(s):]	[Not Applicable/*give name(s) and number(s)*]
(e)	[Delivery:]	Delivery [against/free of] payment
(f)	[Names and addresses of additional Paying Agent(s) (if any):	[●]
(g)	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes][No]

[Note that the designation "yes" simply means that the Covered Bonds are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Covered Bonds will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Covered Bonds must be issued in NGCB form*]

Signed on behalf of the Issuer:	Signed on behalf of the LLP:
By:	By:
Duly authorised	Duly authorised

TERMS AND CONDITIONS OF THE COVERED BONDS

The following are the Terms and Conditions of the Covered Bonds which will be incorporated by reference into each Global Covered Bond (as defined below) and each Definitive Covered Bond, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer(s) at the time of issue but, if not so permitted and agreed, such Definitive Covered Bond will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Covered Bonds may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Covered Bonds. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Covered Bond and Definitive Covered Bond.

This Covered Bond is one of a Series (as defined below) of Covered Bonds issued by Anglo Irish Bank Corporation plc (acting through its UK Branch) (the **Issuer**) constituted by a trust deed (such trust deed as modified and/or supplemented and/or restated from time to time, the **Trust Deed**) dated 30 March 2007 (the **Programme Date**) made between the Issuer, Anglo Irish Covered Bonds LLP as guarantor (the **LLP**) and Deutsche Trustee Company Limited as bond trustee (in such capacity, the **Bond Trustee**, which expression shall include any successor as Bond Trustee) and as security trustee (in such capacity, the **Security Trustee**, which expression shall include any successor as Security Trustee).

Save as provided for in Conditions 9 and 14, references herein to the **Covered Bonds** shall be references to the Covered Bonds of this Series and shall mean:

(a) in relation to any Covered Bonds represented by a global covered bond (a **Global Covered Bond**), units of the lowest Specified Denomination in the Specified Currency;

(b) any Global Covered Bond; and

(c) any Definitive Covered Bonds in bearer form (**Definitive Covered Bonds**) issued in exchange for a Global Covered Bond in bearer form.

The Covered Bonds and the Coupons (as defined below) have the benefit of an agency agreement (such agency agreement as amended and/or supplemented and/or restated from time to time, the **Agency Agreement**) dated the Programme Date and made between the Issuer, the LLP, the Bond Trustee, the Security Trustee and Deutsche Bank AG, London branch, as issuing and principal paying agent and agent bank (in such capacity, the **Principal Paying Agent**, which expression shall include any successor principal paying agent) and the other paying agents named therein (together with the Principal Paying Agent, the **Paying Agents**, which expression shall include any additional or successor paying agents). As used herein, **Agents** shall mean the Paying Agents.

Interest-bearing Definitive Covered Bonds have (unless otherwise indicated in the applicable Final Terms) interest coupons (**Coupons**) and, if indicated in the applicable Final Terms, talons for further Coupons (**Talons**) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons.

The Final Terms for this Covered Bond (or the relevant provisions thereof) are attached to or endorsed on this Covered Bond and supplement these Terms and Conditions (the **Conditions**) and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the Conditions, replace or modify the Conditions for the purposes of this Covered Bond. References to the **applicable Final Terms** are to the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Covered Bond.

The Bond Trustee acts for the benefit of the holders for the time being of the Covered Bonds (the **holders of the Covered Bonds** or the **Covered Bondholders**, which expressions shall, in relation to any Covered Bonds represented by a Global Covered Bond, be construed as provided below), holders of the Coupons (the **Couponholders**, which expression shall, unless the context otherwise requires, include the holders of the Talons (the **Talonholders**)), and holders of each other Series of Covered Bonds in accordance with the provisions of the Trust Deed.

As used herein, **Tranche** means Covered Bonds which are identical in all respects (including as to listing) and **Series** means a Tranche of Covered Bonds together with any further Tranche or Tranches of Covered Bonds which are: (i) expressed to be consolidated and form a single series; and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

The LLP has, in the Trust Deed, irrevocably and unconditionally guaranteed the due and punctual payment of Guaranteed Amounts in respect of the Covered Bonds as and when the same shall become due for payment on certain dates in accordance with the Trust Deed (**Due for Payment**), but only after (i) service of a Notice to Pay on the LLP following (a) a Pool Event or (b) an Issuer Event of Default and service by the Bond Trustee of an Issuer Acceleration Notice on the Issuer, or (ii) service of an LLP Acceleration Notice on the LLP or (iii) the occurrence of an event triggering Automatic Issuer Acceleration.

The security for the obligations of the LLP under the Covered Bond Guarantee and the other Transaction Documents to which it is a party has been created in and pursuant to, and on the terms set out in, a deed of charge (such deed of charge as amended and/or supplemented and/or restated from time to time, including by way of Supplemental Deed of Charge, the **Deed of Charge**) dated the Programme Date and made between the LLP, the Bond Trustee, the Security Trustee and certain other Secured Creditors.

These Conditions include summaries of, and are subject to, the provisions of the Trust Deed, the Deed of Charge and the Agency Agreement.

Copies of the Trust Deed, the Deed of Charge, the Master Definitions and Construction Schedule (as defined below), the Agency Agreement and each of the other Transaction Documents are available for inspection during normal business hours at the registered office for the time being of the Bond Trustee being at the Programme Date at Winchester House, 1 Great Winchester Street, London EC2N 2DB and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms for all Covered Bonds of each Series (including in relation to unlisted Covered Bonds of any Series) are obtainable during normal business hours at the specified office of each of the Paying Agents and any holder of the Covered Bonds must produce evidence satisfactory to the Issuer and the Bond Trustee or, as the case may be, the relevant Paying Agent as to its holding of Covered Bonds and identity. The holders of the Covered Bonds the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of, and definitions contained in, the Trust Deed, the Deed of Charge, the Master Definitions and Construction Schedule, the Agency Agreement, each of the other Transaction Documents and the applicable Final Terms which are applicable to them and to have notice of each set of Final Terms relating to each other Series.

Except where the context otherwise requires, capitalised terms used and not otherwise defined in these Conditions shall bear the meanings given to them in the applicable Final Terms and/or the master definitions and construction schedule signed for identification by the parties to the Transaction Documents on or about the Programme Date (the **Master Definitions and Construction Schedule**), a copy of each of which may be obtained as described above.

1. Form, Denomination and Title

The Covered Bonds are in bearer form and, in the case of Definitive Covered Bonds, serially numbered, in the Specified Currency and the Specified Denomination(s). Covered Bonds of one Specified Denomination may not be exchanged for Covered Bonds of another Specified Denomination.

This Covered Bond may be a Fixed Rate Covered Bond, a Floating Rate Covered Bond, a Zero Coupon Covered Bond or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms, and subject to, where this Coupon Bond is a Zero Coupon Covered Bond or any combination of the foregoing, confirmation from the Rating Agency that the then current ratings of any outstanding Series of Covered Bonds will not be adversely affected by the issuance of this Covered Bond.

Definitive Covered Bonds are issued with Coupons attached, unless they are Zero Coupon Covered Bonds in which case references to Coupons and Couponholders in these Conditions are not applicable.

Subject as set out below, title to the Covered Bonds and Coupons will pass by delivery. The Issuer, the LLP, the Paying Agents, the Security Trustee and the Bond Trustee will (except as otherwise required by law) deem and treat the bearer of any Covered Bond or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Covered Bond, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Covered Bonds is represented by a Global Covered Bond deposited with a common depositary (in the case of a CGCB) or common safekeeper (in the case of a NGCB) for Euroclear Bank S.A./N.V. (**Euroclear**) and/or Clearstream Banking, *société anonyme* (**Clearstream, Luxembourg**), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Covered Bonds (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Covered Bonds standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error and any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear's EUCLID or Clearstream's Cedcom system) in accordance with its usual procedures and in which the holder of a particular nominal amount of the Covered Bonds is clearly identified with the amount of such holding) shall be treated by the Issuer, the LLP, the Paying Agents, the Security Trustee and the Bond Trustee as the holder of such nominal amount of such Covered Bonds for all purposes other than with respect to the payment of principal or interest or other amounts on such nominal amount of such Covered Bonds, for which purpose the bearer of the relevant Global Covered Bond shall be treated by the Issuer, the LLP, any Paying Agent, the Security Trustee and the Bond Trustee as the holder of such nominal amount of such Covered Bonds in accordance with and subject to the terms of the relevant Global Covered Bond and the expressions **Covered Bondholder** and **holder of Covered Bonds** and related expressions shall be construed accordingly.

Covered Bonds which are represented by a Global Covered Bond will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits (but not in the case of any NGCB), be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Principal Paying Agent and the Bond Trustee.

In the Conditions, the following expressions shall have the following meanings:

CGCB means a Temporary Global Covered Bond or a Permanent Global Covered Bond, in either case in respect of which the applicable Final Terms specify that it is not a new global covered bond;

Distribution Compliance Period means the period that ends 40 days after the completion of the distribution of the relevant Tranche of Covered Bonds, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue);

NGCB means a Temporary Global Covered Bond or a Permanent Global Covered Bond, in either case in respect of which the applicable Final Terms specify that it is a new global covered bond;

Regulation S means Regulation S under the Securities Act; and

Securities Act means the United States Securities Act of 1933, as amended.

2. [Intentionally Omitted]

3. Status of the Covered Bonds and the Covered Bond Guarantee

(a) Status of the Covered Bonds

The Covered Bonds and any relative Coupons constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves and (subject to any applicable statutory provisions) at least *pari passu* with all other present and future unsecured and unsubordinated obligations of the Issuer.

(b) Status of the Covered Bond Guarantee

The payment of Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment has been unconditionally and irrevocably guaranteed by the LLP (the **Covered Bond Guarantee**) in the Trust Deed. However, the LLP shall have no obligation under the Covered Bond Guarantee to pay any Guaranteed Amounts until (A) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice or, (B) if earlier, following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the occurrence of an LLP Event of Default and service by the Bond Trustee of an LLP Acceleration Notice. The obligations of the LLP under the Covered Bond Guarantee are direct (following service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) an Issuer Event of Default and service of an Issuer Acceleration Notice or following service of an LLP Acceleration Notice subsequent to an LLP Event of Default or following the occurrence of an event triggering Automatic Issuer Acceleration), unconditional and unsubordinated obligations of the LLP, which are secured as provided in the Deed of Charge.

Any payment made by the LLP under the Covered Bond Guarantee shall (unless such obligation shall have been discharged as a result of the payment of Excess Proceeds to the Bond Trustee pursuant to Condition 9) discharge *pro tanto* the obligations of the Issuer in respect of such payment under the Covered Bonds and Coupons except where such payment has been declared void, voidable or otherwise recoverable in whole or in part and recovered from the Bond Trustee or the holders of the Covered Bonds.

As security for the LLP's obligations under the Covered Bond Guarantee and the other Transaction Documents to which it is a party, the LLP has granted fixed and floating security over all of its assets

under or pursuant to the Deed of Charge in favour of the Security Trustee (for itself and on behalf of the other Secured Creditors).

4. Interest

(a) Interest on Fixed Rate Covered Bonds

Each Fixed Rate Covered Bond bears interest on its Principal Amount Outstanding from (and including) its date of issue (the **Interest Commencement Date**) at the rate(s) per annum equal to the Rate(s) of Interest payable, subject as provided in these Conditions, in arrear on the Interest Payment Date(s) in each year up to (and including) the Final Maturity Date. If a Notice to Pay is served on the LLP or an event triggering Automatic Issuer Acceleration has occurred, the LLP shall pay Guaranteed Amounts in equivalent amounts to those described above under the Covered Bond Guarantee in respect of the Covered Bonds on the Original Due for Payment Dates or the Extended Due for Payment Date.

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Interest Period ending on (but excluding) such date will amount to the fixed coupon amount specified in the Final Terms (the **Fixed Coupon Amount**). Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the broken amount specified in the relevant Final Terms (the **Broken Amount**) so specified.

As used in the Conditions, **Interest Period** means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than an Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

(i) if **Actual/Actual (ISMA)** is specified in the applicable Final Terms:

(A) in the case of Covered Bonds where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the **Accrual Period**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(B) in the case of Covered Bonds where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

I. the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

II. the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if **30/360** is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Conditions:

Determination Period means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

Original Due for Payment Date means, in respect of the payment of Guaranteed Amounts, prior to the occurrence of an LLP Event of Default and following the delivery of a Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration, the date on which the Scheduled Payment Date in respect of such Guaranteed Amounts is reached, or, if later, the day which is two Business Days following service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration in respect of such Guaranteed Amounts or the Interest Payment Date that would have applied if the Final Maturity Date of such Series of Covered Bonds had been the Extended Due for Payment Date.

Principal Amount Outstanding means in respect of a Covered Bond on any day the principal amount of that Covered Bond on the relevant Issue Date thereof less principal amounts received by the relevant holder of the Covered Bonds in respect thereof on or prior to that day.

sub-unit means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, euro 0.01.

(b) Interest on Floating Rate Covered Bonds

(i) *Interest Payment Dates*

Each Floating Rate Covered Bond bears interest on its Principal Amount Outstanding from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(1) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(2) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an **Interest Payment Date**) which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period.

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should

agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Covered Bonds (the **ISDA Definitions**) and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is the period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either: (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate (**LIBOR**) for a currency or the Euro-zone inter-bank offered rate (**EURIBOR**), the first day of that Interest Period; or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), **Floating Rate**, **Calculation Agent**, **Floating Rate Option**, **Designated Maturity** and **Reset Date** have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Covered Bonds*

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation (if there is only one quotation on the Relevant Screen Page); or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this sub-paragraph (B) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Covered Bonds is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Covered Bonds will be determined as provided in the applicable Final Terms.

(iii) *Minimum Rate of Interest and/or Maximum Rate of Interest*

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) *Determination of Rate of Interest and calculation of Interest Amounts*

The Principal Paying Agent, in the case of Floating Rate Covered Bonds will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period.

The Principal Paying Agent will calculate the amount of interest payable on the Floating Rate Covered Bonds in respect of each Specified Denomination (each an **Interest Amount**) for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to the Principal Amount Outstanding, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest for any Interest Period:

(A) if **Actual/365** or **Actual/Actual (ISDA)** is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(B) if **Actual/365 (Fixed)** is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(C) if **Actual/365 (Sterling)** is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(D) if **Actual/360** is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(E) if **30/360, 360/360** or **Bond Basis** is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(F) if **30E/360** or **Eurobond Basis** is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Final Maturity Date (or, as the case may be, Extended Due for Payment Date) is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) *Notification of Rate of Interest and Interest Amounts*

The Principal Paying Agent (in the case of Floating Rate Covered Bonds) will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Bond Trustee and to any stock exchange or other relevant competent authority or quotation system on which the relevant Floating Rate Covered Bonds are for the time being listed, quoted and/or traded or by which they have been admitted to listing and to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth Business Day (as defined in Condition 4(b)(i) above) thereafter by the Principal Paying Agent. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment or alternative arrangements will be promptly notified to the Bond Trustee and each stock exchange or other relevant authority on which the relevant Floating Rate Covered Bonds are for the time being listed or by which they have been admitted to listing and to holders of the Covered Bonds in accordance with Condition 13.

(vi) *Determination or Calculation by Bond Trustee*

If for any reason at any relevant time after the Issue Date, the Principal Paying Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Principal Paying Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with Condition 4(b)(iv) above, the Bond Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Bond Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Principal Paying Agent or the Calculation Agent, as the case may be.

(vii) *Certificates to be final*

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Principal Paying Agent or the Calculation Agent or the Bond Trustee shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the LLP, the Principal Paying Agent, the Calculation Agent, the other Paying Agents, the Bond Trustee and all holders of the Covered Bonds and Couponholders and (in the absence of wilful default or bad faith) no liability to the Issuer, the LLP, the holders of the Covered Bonds or the Couponholders shall attach to the Principal Paying Agent or the Calculation Agent or the Bond Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Accrual of interest

Interest (if any) will cease to accrue on each Covered Bond (or in the case of the redemption of part only of a Covered Bond, that part only of such Covered Bond) on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused or default is otherwise made in respect of payment thereof in which event, interest will continue to accrue as provided in the Trust Deed.

occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) below, the **Floating Rate Convention**, such Interest Payment Date: (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis;* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the **Following Business Day Convention**, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the **Modified Following Business Day Convention**, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the **Preceding Business Day Convention**, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Conditions, **Business Day** means a day which is:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) in the case of any sum payable, either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre) or (2) in relation to any Covered Bonds denominated or payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Covered Bonds will be determined in the manner specified in the applicable Final Terms.

(A) *ISDA Determination for Floating Rate Covered Bonds*

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this sub-paragraph (iii), **ISDA Rate** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent or other person specified in the applicable Final Terms under an interest rate swap transaction if the Principal Paying Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an

5. Payments

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency; and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment but without prejudice to the provisions of Condition 7. References to Specified Currency will include any successor currency under applicable law.

(b) Presentation of Definitive Covered Bonds and Coupons

Payments of principal and interest (if any) will (subject as provided below) be made against presentation and surrender of Definitive Covered Bonds or Coupons, as the case may be, at any specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Fixed Rate Covered Bonds in definitive bearer form (other than Long Maturity Covered Bonds) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall include Coupons falling to be issued on exchange of matured Talons), failing which an amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the total amount due) will be deducted from the amount due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 12 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, six years from the date on which such Coupon would otherwise have become due.

Upon amounts in respect of any Fixed Rate Covered Bond in definitive bearer form becoming due and repayable by the Issuer (in the absence of a Notice to Pay, an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration) or LLP under the Covered Bond Guarantee prior to its Final Maturity Date or, as the case may be, Extended Due for Payment Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Covered Bond or Long Maturity Covered Bond in definitive bearer form, all unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A **Long Maturity Covered Bond** is a Fixed Rate Covered Bond (other than a Fixed Rate Covered Bond which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Covered Bond shall cease to be a Long Maturity Covered Bond on the Interest Payment Date on

which the aggregate amount of interest remaining to be paid after that date is less than the Principal Amount Outstanding of such Covered Bond. If the date for redemption of any Definitive Covered Bond is not an Interest Payment Date, interest (if any) accrued in respect of such Covered Bond from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant Definitive Covered Bond.

(c) ***Payments in respect of Global Covered Bonds***

Payments of principal and interest (if any) in respect of Covered Bonds represented by any Global Covered Bond will (subject as provided below) be made in the manner specified above in relation to Definitive Covered Bonds and otherwise in the manner specified in the relevant Global Covered Bond (against presentation or surrender, as the case may be, of such Global Covered Bond if the Global Covered Bond is not intended to be issued in NGCB form at the specified office of any Paying Agent outside the United States). A record of each payment made on such Global Covered Bond, distinguishing between any payment of principal and any payment of interest, will be made on such Global Covered Bond by the Paying Agent and such record shall be *prima facie* evidence that the payment in question has been made.

No payment of principal or interest due in respect of a Covered Bond will be made by mail to an address in the United States or by transfer to an address in the United States or by transfer to an account maintained in the United States.

(d) ***General provisions applicable to payments***

The holder of a Global Covered Bond (or, as provided in the Trust Deed, the Bond Trustee) shall be the only person entitled to receive payments in respect of Covered Bonds represented by such Global Covered Bond and the Issuer or, as the case may be, the LLP will be discharged by payment to, or to the order of, the holder of such Global Covered Bond (or the Bond Trustee, as the case may be) in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Covered Bonds represented by such Global Covered Bond must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer or the LLP to, or to the order of, the holder of such Global Covered Bond (or the Bond Trustee, as the case may be). No person other than the holder of the relevant Global Covered Bond (or, as provided in the Trust Deed, the Bond Trustee) shall have any claim against the Issuer or the LLP in respect of any payments due on that Global Covered Bond.

Notwithstanding the foregoing provisions of this Condition, payments of principal and/or interest in U.S. Dollars will only be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. Dollars at such specified offices outside the United States of the full amount of interest on the Covered Bonds in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. Dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer and the LLP, adverse tax consequences to the Issuer or the LLP.

(e) ***Payment Day***

If the date for payment of any amount in respect of any Covered Bond or Coupon is not a Payment Day (as defined below), the holder thereof shall not be entitled to payment of the relevant amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this Condition (unless otherwise specified in the applicable Final Terms), **Payment Day** means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London; and

(C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) ***Interpretation of principal and interest***

Any reference in these Conditions to principal in respect of the Covered Bonds shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertakings or covenants given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Covered Bonds;

(iii) the Early Redemption Amount of the Covered Bonds;

(iv) in relation to Zero Coupon Covered Bonds, the Amortised Face Amount (as defined in Condition 6(d));

(v) any premium and any other amounts (other than interest) which may be payable under or in respect of the Covered Bonds; and

(vi) any Excess Proceeds which may be payable by the Bond Trustee under or in respect of the Covered Bonds.

Any reference in these Conditions to interest in respect of the Covered Bonds shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertakings given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6. Redemption and Purchase

(a) *Final redemption*

Unless previously redeemed or purchased and cancelled as specified below, each Covered Bond will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Final Maturity Date.

Without prejudice to Condition 9, if the Issuer has failed to pay the Final Redemption Amount on the Final Maturity Date specified in the Final Terms (after expiry of the grace period set out in Condition 9(a)(i)) and, following the service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration, in each case by no later than the date falling one Business Day prior to the Extension Determination Date, the LLP has insufficient moneys available under the Guarantee Priority of Payments to pay the Guaranteed Amounts corresponding to the Final Redemption Amount in full in respect of the relevant Series of Covered Bonds on the date falling on the earlier of (a) the date which falls two Business Days after the earlier of the occurrence of such event triggering Automatic Issuer Acceleration or the service of such Notice to Pay on the LLP or if later the Final Maturity Date (in each case, after the expiry of the grace period set out in Condition 9(b)(i)) under the terms of the Covered Bond Guarantee or (b) the Extension Determination Date, then (subject as provided below) payment of the unpaid amount by the LLP under the Covered Bond Guarantee shall be deferred until the Extended Due for Payment Date, provided that any amount representing the Final Redemption Amount due and remaining unpaid on the earlier of (a) and (b) above may be paid by the LLP (to the extent that it has sufficient moneys available under the Guarantee Priority of Payments) on any Interest Payment Date thereafter up to (and including) the relevant Extended Due for Payment Date.

The LLP shall notify the relevant holders of the Covered Bonds (in accordance with Condition 13), the Rating Agency, the Bond Trustee, the Security Trustee and the Principal Paying Agent as soon as reasonably practicable and in any event at least two Business Days prior to the Final Maturity Date of any inability of the LLP to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of a Series of Covered Bonds pursuant to the Covered Bond Guarantee.

In the circumstances outlined above, the LLP shall on the earlier of (a) the date falling two Business Days after the earlier of the occurrence of an event triggering Automatic Issuer Acceleration or the service of a Notice to Pay or, if later, the Final Maturity Date (in each case, after the expiry of the grace period set out in Condition 9(b)(i)) and (b) the Extension Determination Date, under the Covered Bond Guarantee, apply the moneys (if any) available (after paying or providing for payment of higher ranking or *pari passu* amounts in accordance with the Guarantee Priority of Payments) *pro rata* in part payment of an amount equal to the Final Redemption Amount of each Covered Bond of the relevant Series of Covered Bonds and shall pay Guaranteed Amounts constituting the Scheduled Interest in respect of each such Covered Bond on such date. The obligation of the LLP to pay any amounts in respect of the balance of the Final Redemption Amount not so paid shall be deferred as described above. Such failure to pay by the LLP shall not constitute an LLP Event of Default.

Any discharge of the obligations of the Issuer as the result of the payment of Excess Proceeds to the Bond Trustee shall be disregarded for the purposes of determining the amounts to be paid by the LLP under the Covered Bond Guarantee in connection with this Condition 6(a).

For the purposes of these Conditions:

Extended Due for Payment Date means, in relation to any Series of Covered Bonds, the date specified as such in the applicable Final Terms to which the payment of all of the Final Redemption

Amount payable on the Final Maturity Date will be deferred in the event that the Final Redemption Amount is not paid in full on the Extension Determination Date; and

Extension Determination Date means, in respect of a Series of Covered Bonds, the date falling two Business Days after the expiry of seven days from (and including) the Final Maturity Date of such Series of Covered Bonds.

Guarantee Priority of Payments means the priority of payments relating to moneys standing to the credit of the Transaction Account (to the extent maintained, or otherwise the GIC Account and the Excess Proceeds Account) to be paid on each LLP Payment Date in accordance with the Trust Deed.

Rating Agency means Moody's Investors Service Limited or its successors, to the extent it provides ratings in respect of the Covered Bonds, and any other rating agency which at the relevant time provides a rating in respect of the Covered Bonds at the request of the Issuer.

(b) Redemption for taxation reasons

The Covered Bonds may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Covered Bond is not a Floating Rate Covered Bond) or on any Interest Payment Date (if this Covered Bond is a Floating Rate Covered Bond), on giving not less than 30 nor more than 60 days' notice to the Bond Trustee and, in accordance with Condition 13, the holders of the Covered Bonds (which notice shall be irrevocable), if the Issuer satisfies the Bond Trustee immediately before the giving of such notice that: (i) on the occasion of the next date for payment of interest, the Issuer is or will be required to pay additional amounts as provided in Condition 7 or (ii) the Issuer will be required to account to any taxing authority in Ireland or the United Kingdom for any amount (other than any tax withheld or deducted from interest payable on the Covered Bonds) calculated by reference to any amount payable in respect of the Covered Bonds or Coupons, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts (where relevant) were a payment in respect of the Covered Bonds then due. Covered Bonds redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in Condition 6(d) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption due to illegality

The Covered Bonds of all Series may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the Bond Trustee, the Principal Paying Agent, and, in accordance with Condition 13, all holders of the Covered Bonds (which notice shall be irrevocable), if the Issuer satisfies the Bond Trustee immediately before the giving of such notice that it has, or will, before the next Interest Payment Date of any Covered Bond of any Series, become unlawful for the Issuer to make, fund or allow to remain outstanding any Term Advance made by it to the LLP from the Covered Bonds pursuant to the Intercompany Loan Agreement, as a result of any change in, or amendment to, the applicable laws or regulations or any change in the application or official interpretation of such laws or regulations, which change or amendment has become or will become effective before the next such Interest Payment Date.

Covered Bonds redeemed pursuant to this Condition 6(c) will be redeemed at their Early Redemption Amount referred to in Condition 6(d) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(d) ***Early Redemption Amounts***

For the purpose of Conditions 6(b) above and 6(g) below and Condition 9, each Covered Bond will be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Covered Bond with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Covered Bond (other than a Zero Coupon Covered Bond) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Covered Bond is denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iii) in the case of a Zero Coupon Covered Bond, at an amount (the **Amortised Face Amount**) equal to the sum of:

(a) the Reference Price; and

(b) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Covered Bonds to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Covered Bond becomes due and repayable,

or such other amount as is provided in the applicable Final Terms.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made (i) in the case of a Zero Coupon Covered Bond payable in a Specified Currency other than euro, on the basis of a 360-day year consisting of 12 months of 30 days each or (ii) in the case of a Zero Coupon Covered Bond payable in euro, on the basis of the actual number of days elapsed divided by 365 (or, if any of the days elapsed falls in a leap year, the sum of (x) the number of those days falling in a leap year divided by 366 and (y) the number of those days falling in a non leap year divided by 365) or (iii) on such other calculation basis as may be specified in the applicable Final Terms.

(e) ***Purchases***

The Issuer or any of its subsidiaries or the LLP may at any time purchase or otherwise acquire Covered Bonds (provided that, in the case of Definitive Covered Bonds, all unmatured Coupons and Talons appertaining thereto are attached thereto or surrendered therewith) at any price and in any manner. If purchases are made by tender, tenders must be available to all holders of the Covered Bonds alike. Such Covered Bonds may be held, reissued, resold or, at the option of the Issuer or the relevant subsidiary, surrendered to any Paying Agent for cancellation (except that any Covered Bonds purchased or otherwise acquired by the LLP must immediately be surrendered to any Paying Agent for cancellation).

(f) ***Cancellation***

All Covered Bonds which are redeemed will forthwith be cancelled (together with, in the case of Definitive Covered Bonds, all unmatured Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Covered Bonds so cancelled and any Covered Bonds purchased and surrendered for cancellation pursuant to Condition 6(e) above and cancelled (together

with, in the case of Definitive Covered Bonds, all unmatured Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and cannot be held, reissued or resold.

(g) *Late payment on Zero Coupon Covered Bonds*

If the amount payable in respect of any Zero Coupon Covered Bond upon redemption of such Zero Coupon Covered Bond pursuant to Conditions 6(a), (b) or (c) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Covered Bond shall be the amount calculated as provided in Condition 6(d)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Covered Bond becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Covered Bond have been paid; and

(ii) the date on which the full amount of the moneys payable in respect of such Zero Coupon Covered Bonds has been received by the Principal Paying Agent or the Bond Trustee and notice to that effect has been given to the holders of the Covered Bonds either in accordance with Condition 13 or individually.

(h) *Certification on redemption under Condition 6(b) and 6(c)*

Prior to the publication of any notice of redemption pursuant to Conditions 6(b) and (c), the Issuer shall deliver to the Bond Trustee a certificate signed by an Authorised Signatory of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and the Bond Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on all holders of the Covered Bonds and Couponholders.

7. Taxation

All payments of principal and interest (if any) in respect of the Covered Bonds and Coupons by or on behalf of the Issuer or the LLP, as the case may be, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Ireland, the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In the event of a withholding or deduction being made by the Issuer in respect of a payment made by it, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Covered Bonds or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Covered Bonds or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Covered Bond or Coupon presented for payment:

(a) in Ireland or in the United Kingdom; or

(b) by or on behalf of a holder who (i) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant taxing authority but fails to do so; or (ii) is liable for such taxes, duties, assessments or governmental charges in respect of such Covered Bonds or Coupons (as the case may be) by reason of his having some connection with Ireland or the

United Kingdom other than merely by reason of the holding of such Covered Bonds or Coupons; or

(c) more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on the last day of such period of 30 days; or

(d) where the holder is able to avoid such withholding or deduction by presenting an appropriate certificate; or

(e) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(f) by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Covered Bond or Coupon to another Paying Agent in a Member State of the European Union.

As used herein:

Relevant Date means the date on which such payment in respect of the Covered Bond or Coupon first becomes due and payable, except that, if the full amount of the moneys payable on such date has not been duly received by the Bond Trustee or the Principal Paying Agent on or prior to such date, it means the date on which such moneys have been so received, notice to that effect having been given to the holders of the Covered Bonds in accordance with Condition 13.

Should any payments made by the LLP under the Covered Bond Guarantee be made subject to any withholding or deduction for or on account of taxes or duties of whatever nature imposed or levied by or on account of Ireland, the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax, the LLP will not be obliged to pay any additional amounts as a consequence.

8. Prescription

The Covered Bonds and Coupons will become void unless presented for payment within 12 years (in the case of principal) and six years (in the case of interest) in each case from the Relevant Date (as defined in Condition 7) therefor, subject in each case to the provisions of Condition 5.

There shall not be included in any Coupon sheet issued on exchange of a Talon, any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5 or any Talon which would be void pursuant to Condition 5.

9. Events of Default and Enforcement

(a) Issuer Events of Default

The Bond Trustee at its discretion may (except in case of the proviso below with respect to an event triggering Automatic Issuer Acceleration), and if so requested in writing by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds (which for this purpose or the purpose of any Extraordinary Resolution (as defined in the Trust Deed) referred to in this Condition 9(a) means the Covered Bonds of this Series together with the Covered Bonds of any other Series constituted by the Trust Deed then outstanding as if they were a single Series (with the nominal amount of Covered Bonds not denominated in Sterling converted into Sterling at the

relevant Covered Bond Swap Rate) or if so directed by an Extraordinary Resolution of all the holders of the Covered Bonds shall, (but in the case of the happening of any of the events mentioned in sub-paragraph (ii) or (vii) below, only if the Bond Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the holders of the Covered Bonds of any Series, and subject in any such case to being indemnified and/or secured to its satisfaction) give notice (an **Issuer Acceleration Notice**) in writing to the Issuer that as against the Issuer (but not, for the avoidance of doubt, against the LLP under the Covered Bond Guarantee) that each Covered Bond of each Series is, and each such Covered Bond shall thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest as provided in the Trust Deed if any of the following events (each an **Issuer Event of Default**) shall occur and be continuing:

(i) the Issuer fails to pay any principal or interest in respect of the Covered Bonds within 3 Business Days of the due date; or

(ii) if the Issuer fails to perform or observe any other obligations under the Covered Bonds or Coupons of any Series, the Trust Deed or any other Transaction Document to which the Issuer is a party, but excluding (A) any obligations under the Programme Agreement and the Subscription Agreement and (B) any obligation of the Issuer to comply with the Asset Coverage Test, the Portfolio Criteria or any representation or warranty given by the Issuer in respect of either thereof, and such failure continues for the period of 30 days (or such longer period as the Bond Trustee may permit) next following the service by the Bond Trustee on the Issuer of notice requiring the same to be remedied (except in circumstances where the Bond Trustee considers such failure to be incapable of remedy in which case no period of continuation will apply and no notice by the Bond Trustee will be required); or

(iii) the Issuer or any Principal Subsidiary becomes insolvent or is unable to pay its debts generally as they fall due or applies for or consents to or suffers the appointment of a liquidator or receiver or administrator or examiner or similar officer of itself or the whole or any substantial part of its undertaking, property, assets or revenues or takes any proceeding under any law for a readjustment or deferment of its obligations or any part thereof or makes or enters into a general assignment or an arrangement, composition or trust with or for the benefit of its creditors or declares a moratorium in respect of any of its indebtedness or any guarantee of indebtedness given by it, or stops or threatens to cease to carry on its business or any substantial part of its business except in any case in connection with a substitution pursuant to Condition 14 or for the purpose of a reconstruction, union, transfer (of engagements or of business), merger, amalgamation or reorganisation the terms of which have previously been approved in writing by the Bond Trustee or by an Extraordinary Resolution, or in the case of a Principal Subsidiary in connection with the transfer of all or the major part of its business, undertaking and assets to the Issuer or another wholly-owned Subsidiary of the Issuer; or

(iv) if the Issuer ceases to carry on its business or substantially the whole of its business (except in any case in connection with a substitution pursuant to Condition 14, or for the purpose of or in connection with a reconstruction, union, transfer (of engagements or business), reorganisation, merger, or amalgamation the terms of which have previously been approved in writing by the Bond Trustee or by an Extraordinary Resolution); or

(v) (i) any other present or future indebtedness in respect of moneys borrowed or raised in an amount of £40,000,000 or more (or its equivalent in any other currency) of the Issuer or any Principal Subsidiary becomes due and payable prior to its stated maturity pursuant to a default; or

(ii) any such indebtedness is not paid when due or (as the case may be) within any applicable grace period therefor; or

(vi) the Issuer or any Principal Subsidiary fails to pay when due or (as the case may be) within any applicable grace period therefor any amount payable by it under any present or future guarantee in an amount of £40,000,000 or more (or its equivalent in any other currency) for any indebtedness in respect of moneys borrowed or raised; or

(vii) any mortgage, charge, pledge, security, lien or other encumbrance present or future securing an amount of £40,000,000 or more (or its equivalent in any other currency) and created or assumed by the Issuer or any Principal Subsidiary becomes enforceable and the holder thereof takes any steps to enforce the same; or

(viii) a distress, diligence or execution or other similar legal process in respect of a claim for £20,000,000 or more is levied or enforced or sued out upon or against the whole or a substantial part of the property, assets or revenues of the Issuer or any Principal Subsidiary and is not discharged or stayed within 30 days of having been so levied, enforced or sued out; or

(ix) an order is made, an effective resolution is passed or the necessary consent of the Issuer's members is given for the winding up or dissolution of the Issuer or any Principal Subsidiary or the authorisation or registration of the Issuer is or is proposed to be cancelled, suspended or revoked or anything analogous or similar to any of the foregoing occurs (except in any case in connection with a substitution pursuant to Condition 14 or for the purposes of a reconstruction, union, transfer (of engagements or business), merger, amalgamation or reorganisation the terms of which have previously been approved in writing by the Bond Trustee or by an Extraordinary Resolution or in the case of a voluntary solvent winding up of a wholly-owned Principal Subsidiary in connection with the transfer of all or the major part of its business, undertaking and assets to the Issuer or another wholly-owned Subsidiary of the Issuer),

provided that an Issuer Acceleration Notice is not required to be served where the Issuer or any Principal Subsidiary applies for, consents to or suffers the appointment of an examiner in respect of itself or the whole or any substantial part of its undertaking, property, assets or revenues, the occurrence of which shall result in that as against the Issuer each Covered Bond of each Series is, and each such Covered Bond shall thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest as provided in the Trust Deed (an **Automatic Issuer Acceleration**).

Principal Subsidiary means a Subsidiary of the Issuer whose total assets (attributable to the Issuer) represent 10 per cent. or more of the consolidated total assets of the Issuer and its Subsidiaries (all as more particularly described in the Trust Deed). A certificate signed by an Authorised Signatory of the Issuer that in their opinion a Subsidiary of the Issuer is or is not or was or was not at any particular time or throughout any specified period a Principal Subsidiary may be relied upon by the Bond Trustee without further enquiry or evidence and, if so relied upon shall, in the absence of manifest or proven error, be conclusive and binding on all parties.

(i) Upon the Covered Bonds becoming immediately due and repayable against the Issuer pursuant to this Condition 9(a) pursuant to the service of an Issuer Acceleration Notice or (ii) following a Pool Event, the Bond Trustee shall forthwith serve a notice to pay (the **Notice to Pay**) on the LLP pursuant to the Covered Bond Guarantee and the LLP shall be required to make payments of Guaranteed Amounts when the same shall become Due for Payment in accordance with the terms of the Covered Bond Guarantee.

Upon the Covered Bonds becoming immediately due and repayable against the Issuer pursuant to this Condition 9(a) pursuant to an event triggering Automatic Issuer Acceleration, the LLP shall be required to make payments of Guaranteed Amounts when the same shall become Due for Payment in accordance with the terms of the Covered Bond Guarantee.

Following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice, the Bond Trustee may or shall take such proceedings against the Issuer in accordance with the first paragraph of Condition 9(c).

The Trust Deed provides that all moneys received by the Bond Trustee from the Issuer or any receiver, liquidator, administrator, examiner or other similar official appointed in relation to the Issuer following (A) the service of a Notice to Pay subsequent to (i) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice or (ii) a Pool Event or (B) the occurrence of an event triggering Automatic Issuer Acceleration (the **Excess Proceeds**), shall be paid by the Bond Trustee on behalf of the holders of the Covered Bonds of all Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in the Excess Proceeds Account and the Excess Proceeds shall thereafter form part of the Security and shall be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account pursuant to the Deed of Charge and the LLP Deed. Any Excess Proceeds received by the Bond Trustee shall discharge *pro tanto* the obligations of the Issuer in respect of the payment of the amount of such Excess Proceeds under the Covered Bonds and Coupons. However, the obligations of the LLP under the Covered Bond Guarantee are (following service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds shall not reduce or discharge any of such obligations.

By subscribing for Covered Bond(s), each holder of the Covered Bonds shall be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

(b) *LLP Events of Default*

The Bond Trustee at its discretion may, and if so requested in writing by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds (which for this purpose and the purpose of any Extraordinary Resolution referred to in this Condition 9(b) means the Covered Bonds of this Series together with the Covered Bonds of any other Series constituted by the Trust Deed) then outstanding as if they were a single Series (with the nominal amount of Covered Bonds not denominated in Sterling converted into Sterling at the relevant Covered Bond Swap Rate) or if so directed by an Extraordinary Resolution of all the holders of the Covered Bonds shall (subject in each case to being indemnified and/or secured to its satisfaction), but in the case of the happening of any of the events described in paragraphs (ii) to (vii) below, only if the Bond Trustee shall have certified in writing to the Issuer and the LLP that such event is, in its opinion, materially prejudicial to the interests of the holders of the Covered Bonds of any Series, give notice (the **LLP Acceleration Notice**) in writing to the Issuer and to the LLP, that (x) each Covered Bond of each Series is, and each Covered Bond of each Series shall as against the Issuer (if not already due and repayable against it following service of an Issuer Acceleration Notice or following the occurrence of an event triggering Automatic Issuer Acceleration), thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest and (y) all amounts payable by the LLP under the Covered Bond Guarantee shall thereupon immediately become due and payable at the Guaranteed Amount corresponding to the Early Redemption Amount for each Covered Bond of each Series together with accrued interest, in each case as provided in the Trust

Deed and the Security shall become enforceable if any of the following events (each an **LLP Event of Default**) shall occur and be continuing:

(i) default is made by the LLP for a period of 3 Business Days or more in the payment of any Guaranteed Amounts when Due for Payment in respect of the Covered Bonds of any Series except in the case of the payments of a Guaranteed Amount when Due for Payment under Condition 6(a), until the Extended Due for Payment Date, where the LLP shall be required to make payments of Guaranteed Amounts which are Due for Payment on the dates specified therein; or

(ii) default is made by the LLP in the performance or observance of any other obligation, condition or provision binding on it (other than any obligation for the payment of Guaranteed Amounts in respect of the Covered Bonds of any Series) under the Trust Deed, the Deed of Charge or any other Transaction Document to which the LLP is a party (other than the Programme Agreement and the Subscription Agreement) and, except where such default is or the effects of such default are, in the opinion of the Bond Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Bond Trustee may permit) after written notice thereof has been given by the Bond Trustee to the LLP requiring the same to be remedied; or

(iii) any of the Swap Agreements are terminated and not replaced within 30 Business Days from the date of termination;

(iv) a pooling order under section 141 of the Irish Companies Act 1990 or a contribution notice under section 140 of the Irish Companies Act 1990 is made or is threatened to be made against the LLP;

(v) an order is made or an effective resolution passed for the liquidation or winding up of the LLP; or

(vi) if the LLP ceases or threatens to cease to carry on its business or substantially the whole of its business; or

(vii) the LLP shall stop payment or shall be unable, or shall admit inability, to pay its debts generally as they fall due or shall be adjudicated or found bankrupt or insolvent; or

(viii) proceedings are initiated against the LLP under any applicable liquidation, winding up, insolvency, bankruptcy, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition or the filing of documents with a court or any registrar for its winding-up, administration or dissolution or the giving notice of the intention to appoint an administrator (whether out of court or otherwise)); or a receiver and/or manager, administrative receiver, administrator, trustee or other similar official shall be appointed (whether out of court or otherwise) in relation to the LLP or in relation to the whole or any part of its assets, or a distress, diligence or execution or other process shall be levied or enforced upon or sued out against the whole or any part of its assets, or if the LLP shall initiate or consent to judicial proceedings relating to itself under any applicable liquidation, winding up, insolvency, bankruptcy, composition, reorganisation or other similar laws or shall make a conveyance, assignment or assignation for the benefit of, or shall enter into any composition or trust with, its creditors generally; or

(ix) a failure to satisfy the Amortisation Test (as set out in the LLP Deed) on any Calculation Date following an Issuer Event of Default or a Pool Event.

Following the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice on the LLP each of the Bond Trustee and the Security Trustee may or shall take such proceedings or steps in accordance with the first and second paragraphs, respectively, of Condition 9(c) and the holders of the Covered Bonds shall have a claim against the LLP, under the Covered Bond Guarantee, for an amount equal to the Early Redemption Amount together with accrued interest and any other amount due under the Covered Bonds (other than additional amounts payable under Condition 7) as provided in the Trust Deed in respect of each Covered Bond.

(c) ***Enforcement***

The Bond Trustee may at any time, at its discretion and without further notice, take such proceedings against the Issuer and/or the LLP, as the case may be, and/ or any other person as it may think fit to enforce the provisions of the Trust Deed, the Covered Bonds and the Coupons or any other Transaction Document, but it shall not be bound to take any such enforcement proceedings in relation to the Trust Deed, the Covered Bonds or the Coupons or any other Transaction Document unless (i) it shall have been so directed by an Extraordinary Resolution of all the holders of the Covered Bonds of all Series (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or so requested in writing by the holders of not less than 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series then outstanding (taken together and converted into Sterling at the relevant Covered Bond Swap Rate as aforesaid) and (ii) it shall have been indemnified and/or secured to its satisfaction.

In exercising any of its powers, trusts, authorities and discretions the Bond Trustee shall only have regard to the interests of the holders of the Covered Bonds of all Series and shall not have regard to the interests of any other Secured Creditors.

The Security Trustee may at any time, at its discretion and without further notice, take such proceedings against the LLP and/or any other person as it may think fit to enforce the provisions of the Deed of Charge (or any Supplemental Deed of Charge) and may, at any time after the Security has become enforceable, take such steps as it may think fit to enforce the Security, but it shall not be bound to take any such steps unless (i) it shall have been so directed by an Extraordinary Resolution of all the holders of the Covered Bonds of all Series (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or a request in writing by the holders of not less than 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series then outstanding (taken together converted into Sterling at the relevant Covered Bond Swap Rate as aforesaid); and (ii) it shall have been indemnified and/or secured to its satisfaction. In exercising any of its powers, trusts, authorities and discretions under this paragraph the Security Trustee shall only have regard to the interests of the holders of the Covered Bonds of all Series and shall not have regard to the interests of any other Secured Creditors.

No holder of the Covered Bonds or Couponholder shall be entitled to proceed directly against the Issuer or the LLP or to take any action with respect to the Trust Deed, the Covered Bonds, the Coupons, or the Security unless the Bond Trustee or the Security Trustee, as applicable, having become bound so to proceed, fails so to do within a reasonable time and such failure shall be continuing.

10. Replacement of Covered Bonds, Coupons and Talons

Should any Covered Bond, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent in London (in the case of Covered Bonds or Coupons), or any other place approved by the Bond Trustee of which notice shall have

been published in accordance with Condition 13 upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Covered Bonds, Coupons or Talons must be surrendered before replacements will be issued.

11. Principal Paying Agent and Paying Agents

The names of the initial Principal Paying Agent, the other initial Paying Agents and their initial specified offices are set out below.

In the event of the appointed office of any such bank being unable or unwilling to continue to act as the Principal Paying Agent, or failing duly to determine the Rate of Interest, if applicable, or to calculate the Interest Amounts for any Interest Period, the Issuer shall appoint the London office of such other bank as may be approved by the Bond Trustee to act as such in its place. The Principal Paying Agent may not resign its duties or be removed from office without a successor having been appointed as aforesaid.

The Issuer is entitled, with the prior written approval of the Bond Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be a Principal Paying Agent whose short-term, unsecured, unsubordinated and unguaranteed debt obligations are rated at least P-1 by Moody's;

(b) the Issuer will, so long as any of the Covered Bonds is outstanding, maintain a Paying Agent (which may be the Principal Paying Agent) having a specified office in a city approved by the Bond Trustee in continental Europe;

(c) so long as any of the Covered Bonds are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or as the case may be, other relevant authority;

(d) the Issuer will ensure that it maintains a Paying Agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(d). Notice of any such variation, termination, appointment or change will be given by the Issuer to the holders of the Covered Bonds as soon as reasonably practicable in accordance with Condition 13.

In acting under the Agency Agreement, the Agents act solely as agents of the Issuer and the LLP and, in certain circumstances specified therein, of the Bond Trustee and do not assume any obligation to, or relationship of agency or trust with, any holders of the Covered Bonds or Coupon holders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified

office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Covered Bond to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Covered Bonds will be valid if published in the Financial Times or any other daily newspaper in London approved by the Bond Trustee or, if this is not possible, in one other English language daily newspaper approved by the Bond Trustee with general circulation in Europe. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or any other relevant authority on which the Covered Bonds are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers or where published in such newspapers on different dates, the last date of such first publication.

So long as the Covered Bonds are represented in their entirety by any Global Covered Bonds held on behalf of Euroclear and/or Clearstream, Luxembourg, there may be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Covered Bonds and, in addition, for so long as any Covered Bonds are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of the stock exchange, or as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, or any other relevant authority. Any such notice shall be deemed to have been given to the holders of the Covered Bonds on the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

The Issuer shall also ensure that a copy of all notices regarding the Covered Bonds will be provided to the Rating Agency.

14. Meetings of holders of the Covered Bonds, Modification, Waiver and Substitution

The Trust Deed contains provisions for convening meetings of the holders of the Covered Bonds to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Conditions or the provisions of the Transaction Documents. The quorum at any such meeting in respect of any Covered Bonds of any Series for passing an Extraordinary Resolution is one or more persons holding or representing not less than a clear majority of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding, or at any adjourned meeting one or more persons being or representing holders of the Covered Bonds whatever the nominal amount of the Covered Bonds of such Series so held or represented, except that at any meeting the business of which includes the modification of any Series Reserved Matter, the quorum shall be one or more persons holding or representing not less than two-thirds of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one third of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding. An Extraordinary Resolution passed at any meeting of the holders of the Covered Bonds of a Series shall, subject as provided below, be binding on all the holders of the Covered Bonds of such Series, whether or not they are present at the meeting, and on all Couponholders in respect of such Series of Covered Bonds. Pursuant to the Trust Deed, the Bond Trustee may convene a single meeting of the holders of Covered Bonds of more than one Series if in the opinion of the Bond Trustee there is no conflict between the holders of such Covered Bonds, in which event the provisions of this paragraph shall apply thereto *mutatis mutandis*.

Notwithstanding the provisions of the immediately preceding paragraph, any Extraordinary Resolution to direct the Bond Trustee to accelerate the Covered Bonds pursuant to Condition 9 or to direct the Bond Trustee or the Security Trustee to take any enforcement action (each a **Programme Resolution**) shall only be capable of being passed at a single meeting of the holders of the Covered Bonds of all Series then outstanding. Any such meeting to consider a Programme Resolution may be convened by the Issuer, the LLP or the Bond Trustee or by holders of the Covered Bonds of any Series. The quorum at any such meeting for passing a Programme Resolution is one or more persons holding or representing at least a clear majority of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series for the time being outstanding or at any adjourned such meeting one or more persons holding or representing Covered Bonds whatever the nominal amount of the Covered Bonds of any Series so held or represented. A Programme Resolution passed at any meeting of the holders of the Covered Bonds of all Series shall be binding on all holders of the Covered Bonds of all Series, whether or not they are present at the meeting, and on all related Couponholders in respect of such Series of Covered Bonds.

In connection with any meeting of the holders of Covered Bonds of more than one Series where such Covered Bonds are not denominated in Sterling, the nominal amount of the Covered Bonds of any Series not denominated in Sterling shall be converted into Sterling at the relevant Covered Bond Swap Rate.

The Bond Trustee, the Security Trustee, the LLP and the Issuer may also agree, without the consent of the holders of the Covered Bonds or Couponholders of any Series and without the consent of the other Secured Creditors (and for this purpose the Bond Trustee and the Security Trustee may disregard whether any such modification relates to a Series Reserved Matter), to:

(a) any modification of the Covered Bonds of one or more Series (including these Conditions), the related Coupons or any Transaction Document provided that (i) in the opinion of the Bond Trustee such modification is not materially prejudicial to the interests of the holders of the Covered Bonds of any Series, or as the case may be (ii) in the opinion of the Security Trustee such modification is not materially prejudicial to the interests of the holders of the Covered Bonds of any Series; or

(b) any modification of the Covered Bonds of any one or more Series (including to these Conditions), the related Coupons or any Transaction Document which is of a formal, minor or technical nature or is, in the opinion of the Bond Trustee and Security Trustee, made to correct a manifest error or an error established as such to the satisfaction of the Bond Trustee and the Security Trustee or to comply with mandatory provisions of law.

The Bond Trustee may also agree, without the consent of the holders of the Covered Bonds of any Series and/or the related Couponholders, to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Covered Bonds of any Series, or determine, without any such consent as aforesaid, that any Issuer Event of Default or Pool Event or LLP Event of Default or Potential Issuer Event of Default or Potential LLP Event of Default shall not be treated as such, provided that, in any such case, it is not, in the opinion of the Bond Trustee, materially prejudicial to the interests of any of the holders of the Covered Bonds of any Series. The Security Trustee may also agree, without the consent of the holders of the Covered Bonds of any Series, the related Couponholders or any other Secured Creditor, to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Transaction Documents, provided that, in any such case, it is not, in the opinion of the Security Trustee, materially prejudicial to the interests of any of the holders of the Covered Bonds of any Series.

Any such modification, waiver, authorisation or determination shall be binding on all holders of the Covered Bonds of all Series of Covered Bonds for the time being outstanding, the related

Couponholders and the other Secured Creditors, and unless the Security Trustee and the Bond Trustee otherwise agree, any such modification shall be notified by the Issuer to the holders of the Covered Bonds of all Series of Covered Bonds for the time being outstanding and the other Secured Creditors in accordance with the relevant terms and conditions as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation or determination), the Bond Trustee and the Security Trustee shall have regard to the general interests of the holders of the Covered Bonds of each Series as a class (but shall not have regard to any interests arising from circumstances particular to individual holders of the Covered Bonds or Couponholders whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual holders of the Covered Bonds and the related Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Bond Trustee and the Security Trustee shall not be entitled to require, nor shall any holder of the Covered Bonds or Couponholder be entitled to claim, from the Issuer, the LLP, the Bond Trustee, the Security Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual holders of the Covered Bonds and/or Couponholders, except to the extent already provided for in Condition 7 and/or in any undertaking or covenant given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

The Bond Trustee, or as the case may be, the Security Trustee must agree to any such modification, waiver or authorisation and the Bond Trustee must make any such determination referred to above, if it is (a) so directed by an Extraordinary Resolution (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or (b) requested to do so in writing by holders of not less than 25 per cent. of the Principal Amount Outstanding of the Covered Bonds then outstanding (with the Covered Bonds of all Series taken together as a single Series as aforesaid), and subject, in each case, to it having been indemnified and/or secured to its satisfaction against all liabilities to which it may thereby render itself liable or which it may incur by doing so.

Substitution

Subject as provided in the Trust Deed, the Bond Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the holders of the Covered Bonds, may agree, without the consent of the holders of the Covered Bonds or Couponholders, to the substitution of any Successor in Business of the Issuer or of a Subsidiary of the Issuer, in place of the Issuer as principal debtor under the Covered Bonds and the Trust Deed, provided (in case of the substitution of any company which is a Subsidiary of the Issuer or such Successor in Business) that the obligations of such Subsidiary in respect of the Covered Bonds and the Trust Deed in respect thereof shall be guaranteed by the Issuer or such Successor in Business in such form as the Bond Trustee may require.

The Issuer has covenanted and has undertaken with the Bond Trustee in the Trust Deed that it will not transfer its business to a successor unless either (1) the Bond Trustee is satisfied that the successor will be or (as the case may be) will remain an authorised person under the FSMA (or any statutory modification or re-enactment thereof) and the Issuer has received Rating Agency Confirmation for such transfer or (2) such transfer is approved by the Bond Trustee or by an Extraordinary Resolution of the holders of the Covered Bonds.

If the Issuer shall amalgamate with one or more other banking corporations or transfer all of its engagements or the whole of its business to another credit institution, the successor will, pursuant to such provisions and provided that the Issuer has received Rating Agency Confirmation for such amalgamation or transfer, automatically be substituted in place of the Issuer as principal debtor

under the Trust Deed without any prior approval thereof being required from the holders of the Covered Bonds, the Couponholders or the Bond Trustee (but without prejudice to the provisions of paragraphs (1) and (2) above).

Any substitution pursuant to this Condition 14 shall be binding on the holders of the Covered Bonds, the Couponholders and, unless the Bond Trustee agrees otherwise, shall be notified to the holders of the Covered Bonds as soon as practicable thereafter in accordance with Condition 13.

For the purposes of this Condition 14:

Potential Issuer Event of Default means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an Issuer Event of Default;

Potential LLP Event of Default means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an LLP Event of Default;

Successor in Business means:

(a) any corporation which is validly and effectually, in accordance with all enactments, orders and regulations in force from time to time, registered as a successor corporation to the Issuer and to another corporation or other corporations in order to effect the amalgamation of the Issuer with such other corporation or corporations; or

(b) any corporation which validly and effectually, in accordance with all enactments, orders and regulations in force from time to time, undertakes to fulfil the obligations of the Issuer as part of a transfer of engagements by the Issuer to such corporation; or

(c) a company or other entity to which the Issuer validly and effectually, in accordance with all enactments, orders and regulations in force for the time being and from time to time, as part of a transfer of the whole or substantially the whole of its business, undertaking or assets, transfers the whole or substantially the whole of its business, undertaking or assets for the purpose of such other company or entity assuming and conducting the business of the Issuer in its place and which company or other entity undertakes to fulfil the obligations of the Issuer under these presents; or

(d) any other entity which in acquiring in any other manner all or a substantial part of the undertaking, property and/or assets of the Issuer or in carrying on as a successor to the Issuer the whole or a substantial part of the business carried on by the Issuer prior thereto undertakes to fulfil the obligations of the Issuer under these presents,

where, in each of the cases in paragraphs (a) to (d) above the terms of the proposed transaction have been previously approved by the Bond Trustee or by an Extraordinary Resolution of the holders of the Covered Bonds; and

Series Reserved Matter in relation to Covered Bonds of a Series means: (i) reduction or cancellation of the amount payable or, where applicable, modification of the method of calculating the amount payable or modification of the date of payment or, where applicable, modification of the method of calculating the date of payment in respect of any principal or interest in respect of the Covered Bonds; (ii) alteration of the currency in which payments under the Covered Bonds or Coupons are to be made; (iii) alteration of the quorum or the majority required to pass an

Extraordinary Resolution; (iv) any amendment to the Covered Bond Guarantee or the Deed of Charge (except in a manner determined by the Bond Trustee not to be materially prejudicial to the interests of the holders of the Covered Bonds of any Series); (v) except in accordance with Condition 6 (c) or Condition 14, the sanctioning of any such scheme or proposal for the exchange or sale of the Covered Bonds for or the conversion of the Covered Bonds into, or the cancellation of the Covered Bonds in consideration of, shares, stock, covered bonds, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, bonds, covered bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash; (vi) alteration of the proviso to paragraph 5 or paragraph 6 of Schedule 5 to the Trust Deed; or (vii) alteration of this definition of Series Reserved Matter.

15. Indemnification of the Bond Trustee and/or Security Trustee and Bond Trustee and/or Security Trustee Contracting with the Issuer and/or the LLP

If, in connection with the exercise of its powers, trusts, authorities or discretions the Bond Trustee or the Security Trustee is of the opinion that the interests of the holders of the Covered Bonds of any one or more Series would be materially prejudiced thereby, the Bond Trustee or the Security Trustee shall not exercise such power, trust, authority or discretion without the approval of such holders of the Covered Bonds by Extraordinary Resolution or by a direction in writing of such holders of the Covered Bonds of at least 25 per cent. of the Principal Amount Outstanding of Covered Bonds of the relevant Series then outstanding.

The Trust Deed and the Deed of Charge contain provisions for the indemnification of the Bond Trustee and the Security Trustee and for their relief from responsibility, including provisions relieving them from taking any action unless indemnified and/or secured to their satisfaction.

The Trust Deed and the Deed of Charge also contain provisions pursuant to which each of the Bond Trustee and Security Trustee, respectively, is entitled, *inter alia:* (i) to enter into business transactions with the Issuer, the LLP and/or any of their respective Subsidiaries and affiliates and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer, the LLP and/or any of their respective Subsidiaries and affiliates; (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the holders of the Covered Bonds or Couponholders or the other Secured Creditors; and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

Neither the Bond Trustee nor the Security Trustee will be responsible for any loss, expense or liability, which may be suffered as a result of any Loans or Related Security, or any deeds or documents of title thereto, being uninsured or inadequately insured or being held by clearing organisations or their operators or by intermediaries such as banks, brokers or other similar persons on behalf of the Bond Trustee and/or the Security Trustee. Neither the Bond Trustee nor the Security Trustee will be responsible for: (i) supervising the performance by the Issuer or any other party to the Transaction Documents of their respective obligations under the Transaction Documents and the Bond Trustee and the Security Trustee will be entitled to assume, until they each have written notice to the contrary, that all such persons are properly performing their duties; (ii) considering the basis on which approvals or consents are granted by the Issuer or any other party to the Transaction Documents under the Transaction Documents; (iii) monitoring the Portfolio, including, without limitation, whether the Portfolio is in compliance with the Asset Coverage Test, the Portfolio Criteria or the Amortisation Test; or (iv) monitoring whether Loans and Related Security satisfy the Eligibility Criteria. Neither the Bond Trustee nor the Security Trustee will be liable to any holder of

the Covered Bonds or other Secured Creditor for any failure to make or to cause to be made on their behalf the searches, investigations and enquiries which would normally be made by a prudent chargee in relation to the Security and have no responsibility in relation to the legality, validity, sufficiency and enforceability of the Security and the Transaction Documents.

16. Further Issues

The Issuer shall be at liberty from time to time without the consent of the holders of the Covered Bonds or the Couponholders to create and issue further bonds having terms and conditions the same as the Covered Bonds of any Series or the same in all respects save for the amount and date of the first payment of interest thereon, issue date and/or purchase price and so that the same shall be consolidated and form a single Series with the outstanding Covered Bonds of such Series.

17. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of this Covered Bond under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

18. Governing Law

The Trust Deed, the Agency Agreement, the corporate services agreement entered into by the LLP, with, *inter alios*, Wilmington Trust SP Services (London) Limited and the LLP dated the Programme Date (the **Corporate Services Agreement**), the Covered Bonds, the Coupons and the other Transaction Documents are governed by, and shall be construed in accordance with, English law unless specifically stated to the contrary.

USE OF PROCEEDS

The gross proceeds from each issue of Covered Bonds will be used by the Issuer to make available Term Advances to the LLP pursuant to the terms of the Intercompany Loan Agreement, which in turn shall be used by the LLP (after swapping the proceeds of the Term Advances into Sterling, if necessary) either:

(a) to make a payment to become the holder of a beneficial interest in Loans and their Related Security pursuant to declarations of trust under the Originator Trust Deed or to invest the same in Substitution Assets and Authorised Investments up to the Prescribed Limit; and/or

(b) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced; and/or

(c) subject to no Breach Notice having been served which has not been revoked, to make a Capital Distribution to a Member; and/or

(d) to deposit all or part of the proceeds into the GIC Account.

ANGLO IRISH BANK CORPORATION PLC

Introduction

Anglo Irish Bank Corporation plc (the **Bank**) is an Irish licensed bank having its headquarters in Ireland at Stephen Court, 18/21 St. Stephen's Green, Dublin 2. It was incorporated on 17th November, 1964 with registration number 22045. It operates and is regulated under the supervision of the Financial Regulator as a constituent part of the Central Bank and Financial Services Authority of Ireland (**CBOI**). The business of the Bank is directed and managed by a board of directors, details of which are set out below. Details of the Bank's business operations and subsidiaries are also set out below, and in summary the Bank is a holding company of a financial services group operating in Ireland, the United Kingdom, the United States, the Isle of Man, Austria, and Jersey. It is primarily involved in business banking, wealth management and treasury management, as empowered pursuant to Clause 2 of its Memorandum of Association.

Regulatory Framework for Irish Banks

The principal legislation governing the regulation and control of the Irish banking system is the Central Bank Act 1971 as amended by the Central Bank Acts 1989, 1997 and 1998. The Central Bank Act of 1971 gave the CBOI similar powers to those of other banking-supervisory authorities in Europe. The 1989 and 1997 Acts further strengthened the CBOI's powers in relation to the supervision of banks and other related activities and the 1998 Act introduced provisions to allow the Central Bank membership of the European Systems of Central Banks. The various Central Bank Acts were supplemented by the Central Bank and Financial Services Authority of Ireland Act 2003 and the Central Bank and Financial Services Authority of Ireland Act 2004 under which the Financial Regulator became the licensing and controlling authority for all financial institutions in Ireland. In addition, regulations issued by the Irish Minister for Finance under the European Communities Act 1972 and regulatory notices issued by the Financial Regulator have implemented EU directives relating to banking regulation into Irish law. Many of such EU directives were consolidated and, in some cases, amended by Directive 2006/48/EC of the European Parliament and of the Council of 14 June 2006 relating to the taking up and pursuit of the business of credit institutions (recast) (the **Capital Requirements Directive** or **CRD**) and the related Directive 2006/49/EC of the European Parliament and of the Council of 14 June 2006 on the capital adequacy of investment firms and credit institutions (recast) (the **CAD Recast Directive**).

The relevant legislation contains extensive provisions relating to, *inter alia*, the granting and revocation of licences with the consent of the Minister of Finance, the obtaining of information from credit institutions, the undertaking of on-site inspections, and supervision generally of the activities of credit institutions. As many of the provisions are of a discretionary nature, the regulator has set down requirements and standards which it uses to guide it in the assessment of applications for licences and in the supervision of the business carried on by credit institutions. These requirements were last revised and updated in April 1998.

Ownership

The Financial Regulator operates strict criteria in relation to the ownership of licensed banks. In general, the Financial Regulator stipulates that the ownership of banks be vested in one or more banks or other financial institutions of standing or, alternatively, that there be a wide spread of ownership. The Central Bank Act of 1989 gives the Financial Regulator extensive legal powers to limit the acquisition of shares in a bank in excess of 10 per cent. of share capital.

Capital Adequacy

The Bank of International Settlements (**BIS**) 1988 Accord (Basel I) capital adequacy standards as adopted at EU level under the Council Directive 89/647/EEC of 18 December 1989 (the **Solvency Ratio Directive**) and Council Directive 89/299/EEC of 17 April 1989 (the **Own Funds Directive**) form part of Irish banking law. Regulatory capital which is required to be held by an Irish bank to cover credit risks comprises Tier 1 (original own funds) and Tier 2 (additional own funds) capital. In the case of certain risks associated with an Irish bank's trading book and foreign currency exchange risk, regulatory capital also includes Tier 3 (supplementary own funds) capital. The BIS in June 2004 issued a capital adequacy framework commonly known as Basel II (**Basel II**). The CRD and CAD Recast Directive introduced Basel II capital adequacy standards as adopted in the EU. Pending full application of the CRD / CAD Recast Directive capital adequacy standards, a minimum solvency ratio of eight per cent. applies to Irish licensed banks such as the Issuer. Under the CRD/CAD Recast Directive capital adequacy standards, that ratio will continue to apply with respect to credit risk and dilution risk of all business activities, subject to certain exceptions. The CRD/CAD Recast Directive also imposes regulatory capital requirements for trading book business, position risk, settlement and counterparty risk, large exposures, foreign exchange risk and operational risk.

The capital adequacy measures included in the European Union Own Funds and Solvency Ratio Directives were adopted in 1991. Specifically, a capital adequacy ratio based on the relationship of capital to weighted risk assets of between 8 per cent. and 12 per cent. is stipulated for each licensed bank.

The Financial Regulator has specified a minimum capital adequacy being the ratio of total capital to risk weighted assets. Total capital is defined as the sum of (i) Tier 1 capital plus Tier 2 capital less certain deductions in respect of items such as goodwill and shortfalls in the market value of investments and (ii) with the prior approval of the Financial Regulator, Tier 3 capital.

Tier 1 capital comprises mainly share capital and reserves, Tier 2 capital comprises mainly debt instruments of a capital nature, including subordinated debt having a maturity of at least five years. Tier 3 capital is intended to cover risks associated with the relevant bank's trading book and foreign exchange and commodity risks only and is comprised of subordinated debt having a maturity of at least two years and certain net trading book profits. The risk assets are given weightings according to perceived risk; for example, residential mortgages are weighted at 50 per cent. whereas most loans and advances are weighted at 100 per cent.

Risk Assets

A licensed bank must maintain a diversified portfolio of risk assets, and there are limits on the maximum exposure permissible in any one economic sector or to any one borrower, or to what is considered by the Financial Regulator to be an associated group of borrowers.

Liquidity

A holder of a licence must observe such minimum prudential liquidity ratios as are determined by the Financial Regulator from time to time. As of July 2007, the Financial Regulator changed the methodology by which it sets liquidity requirements for the Irish banking industry, changing from the old liquid stock approach to a more modern "cash flow mismatch" approach. The holder of a licence must, in particular, establish appropriate policies with regard to the management of its liquidity and ensure that adequate internal systems are created to monitor and control maturity mismatches between a bank's assets and liabilities, to the satisfaction of the Financial Regulator.

Inspections

The Central Bank Act of Ireland gave explicit power to the CBOI to conduct on-site inspections of banks. Such on-site inspections of all banks have been routinely and frequently conducted by the CBOI since 1971 and from 1st May, 2003 have been undertaken by the Financial Regulator.

Other Controls

The Financial Regulator requires that banks have in place sufficient management and internal controls:

(i) to provide for ongoing control and monitoring of foreign exchange operations;

(ii) to assess and control all off-balance sheet activities; and

(iii) to determine and assess on an ongoing basis the degree of interest rate risk to which a bank is exposed.

Connected Assets

Guidelines set out limits on the extent to which risk assets can be employed in non-financial businesses in which a licence holder has a major interest. Beneficial ownership of 10 per cent. or more of the equity of a business, together with membership of the Board, is considered by the Financial Regulator to be a major interest. The guidelines also specify limits on the extent to which risk assets can be employed with any one of the bank's directors or significant shareholders, including, in either case, funds employed with businesses in which the director or significant shareholder has a major interest.

Deposit Protection Scheme

The European Communities (Deposit Guarantee Schemes) Regulations, 1995, as amended, set out the terms and conditions governing deposit protection in Ireland. The Irish deposit protection scheme is funded by credit institutions authorised by the Financial Regulator. The funding for the scheme is based on a contribution by licence holders to a deposit protection account maintained at the CBOI at the rate of 0.2 per cent. of the total deposits (excluding interbank deposits, negotiable certificates of deposit, debt securities issued by the same institution, liabilities arising out of own acceptances and promissory notes) of any currency held by the licence holder at its branches in the European Union.

The scheme guarantees payments in respect of 90 per cent. of the aggregate deposits from a depositor (subject to a maximum payment of €20,000) in the event of a bank failure. However, holders of Covered Bonds will not qualify under the Irish deposit protection scheme. A further additional feature of the scheme is that the regulator may, at its discretion and to such extent as it may deem proper, charge on the deposit protection account any payment which, in its opinion, was applied to protect the interest of persons or any class of persons maintaining deposits with one or more credit institutions authorised or formerly authorised by it or promote the orderly and proper regulation of banking.

Consumer protection

The legislation governing consumer protection in Ireland is heavily influenced by European directives that are required to be implemented in member states through national legislation. Consumers are generally defined in such legislation as natural persons acting for purposes outside their own business. The relevant legislation applies to various consumer matters, including credit, unfair terms, unfair practices, distance marketing and contracts concluded away from business premises, and may affect the validity and enforceability of relevant contracts and contract terms.

UK Banking Regulatory Framework Applicable to Anglo Irish

The Financial Services Authority (the FSA) is the regulator for the UK financial services industry (save in respect of certain lending activities) and is responsible for supervising banks, insurance companies and other financial institutions. The Financial Services and Markets Act 2000 (FSMA) is the principal piece of legislation governing the establishment, supervision and regulation of financial services in the United Kingdom. The FSA is the single regulator for the full range of financial business in the United Kingdom; it derives its powers under FSMA and regulates both the prudential aspects and conduct (including market conduct) of those businesses. The FSA's Handbook of rules and guidance contains many detailed rules and guidance issued by the FSA. In particular, where relevant to the activities in question, the FSA conduct of business rules apply (in particular the rules on communicating with clients, including financial promotions impose various requirements on financial promotions made by authorised firms), with the exception of the rules on investment research and non-independent research and the rules on personal transactions, as such rules apply on a "Home State" (here, Ireland) basis. The FSA's Principles for Businesses, which are a general statement of the fundamental obligations of firms under the regulatory system, may also apply where relevant. Breaching a Principle for Businesses or other FSA rule makes a firm potentially liable to disciplinary sanctions. If the FSA finds that a financial institution has failed to comply with FSMA or the FSA Handbook, it has a variety of enforcement powers including issuing a private warning or taking disciplinary measures, such as issuing a public statement of misconduct or imposing a financial penalty.

The Bank of England has the task of ensuring financial stability in the UK banking market, which it undertakes in co-operation with the FSA. The Bank of England is responsible for the overall stability of the financial system as a whole, including ensuring the stability of the monetary system; oversight of the financial system infrastructure, in particular payments systems at home and abroad; and maintaining a broad overview of the financial system through its monetary stability role and the deputy governor's membership of the FSA's Board. Anglo Irish's UK-regulated business has reporting requirements with respect to the Bank of England.

H.M. Treasury is responsible for the overall institutional structure of regulation in the United Kingdom and the legislation which governs it. It has no operational responsibility for the activities of the FSA or the Bank of England and will not be involved in them. However, there is a variety of circumstances where the FSA and the Bank of England must alert H.M. Treasury about possible problems, for example where there may be a need for a support operation or a problem arises which could cause wider economic disruption.

The Office of Fair Trading is the consumer and competition authority under the UK Enterprise Act 2002, and is responsible for the issue of licenses under, and for superintending the working and enforcement, of the UK Consumer Credit Act 1974. The Office of Fair Trading and other bodies may enforce consumer legislation by seeking an informal undertaking, or a formal undertaking, from a business; or seeking a court enforcement order against a business. Various Anglo Irish UK entities are licensed by the Office of Fair Trading.

The Banking Code is a voluntary code followed by UK banks in their relations with personal customers in the UK. It covers current accounts, personal loans, savings and credit cards. The first Banking Code took effect in 1992 and is revised periodically, most recently in 2005. Anglo Irish UK has subscribed to the Banking Code and reports to the Banking Code Standards Board in this regard.

Regulation of Deposit Taking

The taking of deposits is a regulated activity under FSMA. Anglo Irish is incorporated and has its head office in Ireland, and is authorized as a credit institution in Ireland by the Financial Regulator. Pursuant to the Banking Consolidation Directive (Directive 2006/48/EC) (the "BCD"), Anglo Irish has exercised its EU "passport" rights to provide a number of services including banking and financial services in the UK through the establishment of branches and also by providing services on a cross-border basis.

In accordance with the BCD, the "home state" regulator (here, the Financial Regulator) has primary responsibility for the prudential supervision of credit institutions incorporated in Ireland. However, credit institutions exercising their "passport" rights must comply with certain requirements (among others, conduct of business rules) set by the "Host State" regulator, the FSA. In addition, the FSA has a responsibility to co-operate with the Financial Regulator in ensuring that branches of Irish credit institutions in the UK maintain adequate liquidity and take sufficient steps to cover risks arising from their open positions on financial markets in the UK.

Under the BCD, the "host state" regulator (here, the FSA) is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, an "incoming EEA firm" utilizing its EU passport. Consistent with the allocation of supervisory responsibilities in the BCD, the FSA would usually only exercise such powers after consulting the Financial Regulator and indeed, in certain circumstances, the BCD explicitly requires such consultation.

Individual protection

The legislation governing consumer protection in the UK is heavily influenced by European directives as described in "*Regulatory Framework for Irish Banks*" above. UK legislation on credit also governs credit to individual borrowers for business purposes or secured by residential mortgage (although certain exemptions exist or are proposed in these respects), and affects the validity and enforceability of contracts and contract terms.

Deposit protection and investor compensation

The Financial Services Compensation Scheme (FSCS) protects depositors in respect of their deposits with authorised banks in the UK. Anglo Irish, as a bank operating in the UK under its EU passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Plans Directive (Directive 94/19/EC), is covered by its Home State (Ireland) deposit compensation scheme (as described in "*The Regulatory Framework for Irish Banks*" above). However, Anglo Irish has opted to be a "top-up" member of the FSCS in order that depositors of Anglo Irish UK are protected to the same level as a UK authorised bank, namely the FSCS guaranteeing the first £35,000 of any deposit subject to any initial payment being made by the Irish Deposit Protection Scheme.

US Banking Regulatory Framework Applicable to Anglo Irish

Anglo Irish operates through representative offices in the United States, which are subject to the Federal Reserve Board's Regulation K (which regulates international banking operations), the Foreign Bank Supervision Enhancement Act of 1991 and applicable State laws regarding foreign bank representative offices promulgated in those states in which Anglo Irish has representative offices, New York, Massachusetts and Illinois. Anti money laundering requirements arise under the Bank Secrecy Act, Regulation K and the USA Patriot Act. The representative offices are subject to inspection by both the relevant Federal Reserve Bank and State banking regulators as well as the Financial Regulator in Ireland.

Regulatory Framework in Other Jurisdictions

Anglo Irish is subject to supervision and regulation in all of the jurisdictions in which it conducts business. While it attaches importance to all applicable requirements, the limited nature of its activities in most such other jurisdictions means the additional regulatory obligations are not currently material in the context of the Group's operations as a whole.

Audit Committee

All members of the Bank's Audit Committee are Non-executive Directors. Its current members are Gary M^c^Gann (Chairman), Michael Jacob and Noël Harwerth. The Audit Committee reviews the Group's

financial statements, determines as to whether proper books of accounts have been kept in accordance with the Companies Acts and ensures that no restrictions are placed on the scope of the auditors or on the independence of the Internal Audit function. The Audit Committee meets at least four times during each year and reviews its processes and effectiveness annually.

To the best of the knowledge and belief of the Bank it complies with all relevant laws and regulations regarding corporate governance in the countries in which it operates.

History of Anglo Irish Bank Corporation plc

Anglo Irish Bank Corporation plc is one of four publicly quoted Irish banking groups. It is engaged in the areas of business lending, treasury and wealth management. The Bank currently has lending and/or treasury operations in Ireland, the UK, the USA, the Isle of Man and Jersey and principally provides private banking services in Austria.

The history of the Bank goes back to its foundation in 1964. It became a publicly listed company with a quotation on the London and Irish Stock Exchanges in 1971. The Bank entered the UK market in 1985 and the US market in 1997. The Bank has grown its business both organically and by way of selective acquisition of businesses and/or loan portfolios complementary to its own activities. Each of these acquisitions were subject to a thorough due diligence review and in the cases of loan portfolios acquired, all loans were subject to review in accordance with the Bank's credit criteria.

Overview of Business

As at 31st March, 2008 the Bank had total assets of €101,395 million (€96,652 million as at 30th September, 2007 and €73,290 million as at 30th September, 2006) and €9,738 million (€9,481 as at 30th September, 2007 and €6,916 million as at 30th September, 2006) of capital resources. It operates out of 6 branches in Ireland, 7 branches in Great Britain and 1 branch in Austria and through subsidiaries in each of the Isle of Man, Austria and the UK. In the USA the Bank has a representative office in Boston, New York and Chicago. As at 31st March, 2008, the Bank employed 1,842 staff on a worldwide basis.

The Bank's three principal activities are:

(a) Business Lending

The Bank focuses on providing secured term loan facilities to a diversified customer base. The target customers are drawn from medium size corporates, professionals and high net worth individuals in Ireland, the UK and in the greater Boston region, New York and Chicago in the USA. Security is required for almost all lending. The Bank does not lend for working capital purposes to the manufacturing sector, to the primary agriculture sector or for unsecured personal lending.

(b) Treasury

The Bank offers a full range of treasury services, including deposits, commercial paper, foreign exchange and interest rate management products. The treasury division is also responsible for the funding, liquidity and asset/liability management of the Bank and for achieving maximum returns on free funds. Trade Finance and a credit investment portfolio are two more recent, but growing, activities in the treasury division.

(c) Private Banking

Reflecting the extent and diversity of activities the Bank established a separate wealth management division in April 2002. These operations are conducted in Ireland, the UK and Austria and depending on location cover private banking, funds management, wealth management and retirement planning.

Capital Adequacy

The following table sets out the Bank's capital adequacy position as at the dates specified:

	Total Capital Ratio	Tier 1 Ratio
	%	%
As at 31st March, 2008[*]	**11.9**	**8.7**
As at 30th September, 2007[*]	**12.0**	**8.6**
As at 30th September, 2006[*]	**12.1**	**8.4**

(*) Including year end retentions.

Liquidity

The Financial Regulator changed the methodology by which it sets minimum liquidity requirements for the Irish Banking industry, moving from an old liquid stock approach to a "cashflow mismatch" approach. The new regulatory liquidity regime has a number of qualitative requirements which are based on the Basel Committee paper on Best Practice for Managing Liquidity Risk, published in 2000, The Bank had incorporated these requirements into its liquidity framework, prior to the announcement of the new regime.

The cashflow mismatch approach was effective as of 1st July, 2007 with a dual reporting period applying from 1st January, 2007. The Bank as a matter of policy ensured that it was compliant with the new requirements from 1st January, 2007.

Liquidity is measured on a quantitative basis whereby all cash inflows and outflows across the Group are analysed and calculated. The regulations contain restrictive assumptions as to the retention of funding beyond legal maturity, require a behavioural analysis of funding and apply large discounts (haircuts) to the behavioural analysis of each funding source.

The amended liquidity rules require cashflows to be 100% covered in 0 to 8 days and 90% covered out to 30 days. The Bank's internal liquidity policy is to look at the new liquidity stipulations as the minimum level applicable and to apply a higher level of test.

Funding

The Bank's funding is derived from a strong and well diversified deposit base. Reflecting this diversity the Bank has established deposit bases in Ireland, the UK, the Isle of Man, Jersey and Austria. Customer deposits are sourced from the commercial, institutional, private banking and personal deposit markets.

The Bank has been a significant participant in the international interbank markets for a number of years. The Bank continues to be active in diversifying its funding to the capital markets investor base through its EMTN programme, a French CP programme, an ECP programme, a US CP programme and a US Extendible programme.

Asset Quality

In line with regulatory requirements the Bank maintains a diversified asset portfolio with individual sectoral exposures. Furthermore, it is the Bank's lending policy that no loan is advanced which exceeds 1

per cent. by value of the total loan portfolio. The Bank's lending policy includes a maximum loan to collateral value ratio of 80 per cent. by value.

The Bank classifies loans using the following categories:

(i) "performing";

(ii) "watch list"; and

(iii) "impaired".

All loans will be classified as performing unless they are classified either in the watch list or impaired debt categories.

Watch list status will apply where a borrower fails to make a scheduled payment or breaches a financial covenant and the Bank is of the opinion that this is indicative of a problem being experienced by the borrower which requires monitoring and hands-on management by the Bank to ensure that loan servicing and repayment are completed on schedule.

If on the other hand the Bank considers that the failure by a borrower to make a scheduled payment is indicative of a fundamental problem with the borrower's ability to service and/or repay a loan, the borrower will be classified as bad debt. A prudent interest and/or capital provision will be put in place and appropriate legal action will then be taken with a view to minimising any potential loss.

The Bank's impaired loans as a percentage of the Bank's total loan portfolio was 0.52 per cent. as at 31st March, 2008 compared with 0.50 per cent. as at 30th September, 2007, 0.52 per cent. as at 30th September, 2006, 0.55 per cent. as at 30th September, 2005 and 0.6 per cent. as at 30th September, 2004.

The total accumulated provisions as a percentage of the Bank's impaired loans as at 31st March, 2008 was 76 per cent., as at 30th September, 2007 was 88 per cent., as at 30th September, 2006 was 103 per cent. and as at 30th September, 2005 was 165.

Recent Developments

Anglo Irish Bank Corporation plc announced on Friday 14th December, 2007 that it had agreed to sell its Swiss private banking subsidiary, Anglo Irish Bank (Suisse) SA, and its affiliated Portugese branch, Anglo Irish Bank – Sucursal em Portugal, to St. Galler Kantonalbank, a leading Swiss cantonal bank.

On 3rd September, 2007, Anglo Irish Bank Corporation plc announced the appointment of Pat Whelan as Managing Director of Lending Ireland in succession to Tom Browne who had advised the board of his intention to retire from the bank toward the end of the calendar year. Tom Browne retired on 28th November, 2007.

Subsidiaries

As at the date hereof, the Bank's principal subsidiaries include:

Principal Subsidiary Undertaking	Principal Activity	Country of Incorporation
Anglo Irish Asset Finance plc	Finance	United Kingdom
Anglo Irish Assurance Company Limited	Life Assurance and Pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G.	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	Banking	Isle of Man
Anglo Irish Capital Funding Limited	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	Finance	Republic of Ireland
Anglo Irish Property Lending Limited	Finance	United Kingdom
Buyway Group Limited	Investment Holding	Republic of Ireland
CDB (U.K.) Limited	Investment Holding	United Kingdom
The Anglo Aggmore Limited Partnership	Property	United Kingdom
Sparta Financial Services	Finance	Republic of Ireland
Steenwal B.V.	Investment Holding	The Netherlands
Anglo Irish Capital UK LP	Finance	United Kingdom
Anglo Irish Capital UK (2) LP	Finance	United Kingdom
Anglo Irish Capital UK (3) LP	Finance	United Kingdom
Anglo Irish Covered Bonds LLP	Guarantor of the Covered Bonds	United Kingdom

The Anglo Irish Group owns all of the issued ordinary share capital of all subsidiary undertakings listed unless otherwise stated. All of the Anglo Irish Group undertakings are included in the consolidated accounts. The Group holds 75% of the capital contributed to The Anglo Aggmore Limited Partnership. The capital contributors earn a return of 10% per annum on their capital and thereafter the Group is entitled to 50% of the remaining profits of the partnership. The Anglo Irish Group is the general partner of Anglo Irish Capital UK LP, Anglo Irish Capital UK (2) LP and The Anglo Aggmore Limited Partnership.

Shareholders

The Bank's shares are publicly quoted on the Irish and London Stock Exchanges. No one shareholder or group of shareholders has a controlling interest directly or indirectly in the Group. The following interests in the ordinary share capital of the Bank had been notified to the Bank as at 27th November, 2007:

	% of Issued Ordinary Share Capital
Credit Suisse (Securities) Europe Limited and Credit Suisse International	6.9%
Invesco Plc	5.0%
Lehman Brothers International (Europe)	4.8%
Bank of Ireland Nominees Limited	3.2%

Directors

The following table identifies the directors and senior management of Anglo as of the date hereof, and sets forth their functions and areas of experience within Anglo, principal business activities performed outside of Anglo, including any outside directorships.

Name	Current position	Principal external directorships
Sean FitzPatrick	Chairman (Non-executive)	Chairman of Smurfit Kappa Group, Non-Executive Director of Greencore Group plc, Aer Lingus and Experian
David Drumm	Chief Executive	
Michael Jacob	Director (Non-Executive)	Chairman of Slaney Foods Ltd. and the Lett Group of Companies, Deputy Chairman of SIAC Construction Limited and a Director of REOX Holdings plc and Dolmen Securities
William McAteer	Finance Director	
Pat Whelan	Managing Director, Ireland	
Declan Quilligan	Chief Executive of the Group's UK Operations	
E Noël Harwerth	Director (Non-Executive)	Deputy Chairman of Sumitomo Mitsui Banking Corporation Europe Limited, Non-Executive Director of Royal and Sun Alliance Insurance PLC, Corporate Services Group PLC and Logica CMG Plc, Partnership Director of Tubelines Limited, MetroNet Rail BCV Limited and MetroNet SSL Limited
Ned Sullivan	Director (Non-Executive)	Chairman of Greencore Group plc and Chairman of McInerney Holdings plc

Name	Current position	Principal external directorships
Fintan Drury	Director (Non-Executive)	Chairman of Paddy Power plc and Platinum One
Gary McGann	Director (Non-Executive)	Chief Executive Officer, Smurfit Kappa Group PLC, Chairman of Dublin Airport Authority, non-executive director of Aon McDonagh Boland Group and of United Drug plc
Lar Bradshaw	Director (Non-Executive)	Chairman of Aras Slainte Limited
Anne Heraty	Director (Non-Executive)	Chief Executive of CPL Resources PLC and a Director of Bord Na Mona, Forfas and Irish Stock Exchange

Anglo is not aware of any potential conflicts of interest between the duties to Anglo of the persons listed under the Board of Directors above and their private interests or other duties.

The business address of each of the Directors is Stephen Court, 18/21 St. Stephen's Green, Dublin 2. The main telephone number of the bank is +353-1-6162000.

Consolidated Profit and Loss Account

	For the six months ended 31st March 2008	For the year ended 30th September, 2007	For the year ended 30th September, 2006
	(€ million)	*(€ million)*	*(€ million)*
Interest and similar income	3,333	5,371	3,169
Interest expense and similar charges	(2,375)	(3,805)	(2,100)
Net interest income	958	1566	1,069
Fee and commission income	85	177	147
Fee and commission expense	(5)	(16)	(14)
Dealing profits	11	19	19
Fair value movement	(112)	(6)	8
Other operating income	(1)	21	11
Other income	(22)	195	171
Total operating income	936	1,761	1,240
Operating expenses			
Administrative expenses	(164)	(368)	(311)
Depreciation	(5)	(11)	(7)
Amortisation of intangible assets — software	(8)	(14)	(10)
Total Operating Expenses	(177)	(393)	(328)
Operating profit before provisions for impairment	759	1,368	912
Provisions for impairment on loans and advances	(112)	(149)	(66)
Operating profit	647	1,219	846
Profit on disposal of businesses	20	22	-
Share of results of joint ventures	-	2	4
Profit before taxation	667	1,243	850
Taxation	(125)	(235)	(192)
Profit for the year	542	1008	658
Attributable to:			
Equity holders of the parent	548	998	657
Minority interest	(6)	10	1
Profit for the year	542	1008	658
Basic earnings per €0.16 ordinary share	72.4c	134.7c	93.7c
Diluted earnings per €0.16 ordinary share	72.0c	133.2c	92.3c

Consolidated balance sheet

As at 31 March 2008

	31 March 2008 €m	30 September 2007 €m	30 September 2006 €m
Assets			
Cash and balances with central banks	1,093	848	440
Financial assets at fair value through profit or loss			
– held on own account	264	430	456
– held in respect of liabilities to customers under investment contracts	528	644	309
Derivative financial instruments	2,323	1,355	2,459
Loans and advances to banks	17,416	12,051	12,424
Assets classified as held for sale	278	288	–
Available-for-sale financial assets	9,231	12,530	5,155
Loans and advances to customers	67,972	65,949	49,142
Interests in joint ventures	80	88	68
Intangible assets – software	14	17	24
Intangible assets – goodwill	-	46	66
Investment property			
– held on own account	21	25	36
– held in respect of liabiliteis to customers under investment contracts	1,766	2,090	1,956
Property, plant and equipment	32	37	37
Retirement benefit assets	7	29	16
Deferred taxation	68	47	34
Other assets	274	143	625
Prepayments and accrued income	28	35	43
Total assets	101,395	96,652	73,290
Liabilities			
Deposits from banks	11,631	7,601	10,275
Customer accounts	54,536	52,686	36,858
Debt securities in issue	22,045	23,588	15,060
Derivative financial instruments	1,868	1,175	2,490

	31 March 2008 €m	30 September 2007 €m	30 September 2006 €m
Liabilities to customers under investment contracts	1,364	1,779	1,394
Current taxation	137	63	51
Other liabilities	150	175	32
Accruals and deferred income	160	190	183
Retirement benefit liabilities	5	7	7
Deferred taxation	47	49	43
Subordinated liabilities and other capital instruments	5,070	5,274	4,205
Total liabilities	97,013	92,587	70,598
Share capital	123	122	115
Share premium	1,155	1,139	594
Other reserves	(217)	(92)	9
Retained profits	3,314	2,883	1,971
Shareholders' funds	4,375	4,052	2,689
Minority interest	7	13	3
Total equity	4,382	4,065	2,692
Total equity and liabilities	101,395	96,652	73,290
Contingent liabilities			
Guarantees	899	1,524	2,175
Commitments			
Commitments to lend	6,840	9,775	8,734

Directors: David Drumm (Group Chief Executive), William McAteer (Executive Director), Pat Whelan (Executive Director).
Secretary: Natasha Mercer.

As at the 31st March, 2008 the authorised share capital of the Bank was €242,000,000 divided into 1,200,000,000 ordinary shares of €0.16 each, €50,000,000 divided into 50,000,000 non-cumulative preference shares of €1.00 each, £50,000,000 divided into 50,000,000 non-cumulative preference shares of £1.00 each and $50,000,000 divided into 50,000,000 non-cumulative preference shares of $1.00 each. The number of ordinary €0.16 shares issued and fully paid up on 31st March, 2008 was 768,160,574.

ANGLO IRISH ASSET FINANCE PLC

Introduction

Anglo Irish Asset Finance Plc (**AIAF**) is incorporated in the United Kingdom having it's registered office at 10 Old Jewry, London EC2R 8DN. AIAF is a wholly owned subsidiary of CDB (U.K.) Limited, incorporated in the United Kingdom and registered in England and Wales under no 3091082. The ultimate controlling party of AIAF is Anglo Irish.

AIAF's financial statements have been included in the group financial statements of the Anglo Irish. AIAF has taken advantage of the exemption in Financial Reporting Standard 8 from disclosing transactions with related parties that are part of the CDB (U.K.) Limited group. CDB (UK) Limited is a wholly owned subsidiary of Anglo Irish.

The profit on ordinary activities before taxation for the year ending 30 September 2007 amounted to £23.6 million (2006: £29.7 million). The profit after taxation for the year ending 30 September 2007 amounted to £16.8 million (2006: £20.9 million) which has been transferred to reserves. The directors did not recommend payment of a dividend for the year (2006 - £nil).

AIAF had shareholders' funds of £317 million as at 30 September 2007 (2006: £180 million)

Activities

AIAF primary business activity is the provision of property development loan facilities and Euro denominated loans to its clients. AIAF also provides loan facilities to finance Investment Properties, particularly in relation to properties that we previously financed as development loans.

AIAF ceased writing asset finance business (the provision of hire purchase and lease finance facilities) on 30 November 2005. The portfolio of asset finance business will be collected when due from the clients over the natural life of those deals, which will largely occur over the next two years.

Directors

The following persons are the current members of AIAF's Board of Directors at the date of this Offering Circular:

- Jim Brydie
- Brian Linehan
- Declan Quilligan
- Tom Walsh
- Gordon Parker

All of the directors are full-time employees of the Anglo Irish.

UNDERWRITING PROCEDURES

Origination of Loans

The main sources of Anglo Irish's investment property lending business in the United Kingdom are direct approaches from property companies and private individuals and from existing customers or borrowers of Anglo Irish. Additionally, some business is introduced by property finance intermediaries and professional advisers.

The Provisional Portfolio includes loans which were originated by the London, Leeds, Manchester, Birmingham and Glasgow branches of Anglo Irish.

Credit Approval Process

Upon receipt of a loan proposal, the relevant Anglo Irish lending executive decides, following discussions with a UK Lending Director, where appropriate, and on the basis of the strengths and weaknesses of the proposal, whether or not to proceed with the proposal.

If the decision is taken to proceed, the lending executive will meet the potential borrower to negotiate the terms for the transaction and to ascertain the borrower's experience of purchasing and managing investment property. The lending executive will also view the property in order to assist in the formation of the overall view of the borrower's ability to select appropriate investment property. The lending executive may also seek professional advice from valuers to form a view on the value of the property and comparable properties in the market. This also enables the lending executive to form a view on the appropriateness and location of the property, including an assessment of the nature and quality of the local letting market.

Provided the lending executive is satisfied as to the borrower's ability to select appropriate investment property and the viability of the proposed transaction, a draft summary of terms is prepared by the lending executive and sent to the borrower for discussion purposes. Following further negotiations, the draft summary of terms will be amended until agreement is reached between the lending executive and the borrower as to the basis of a formal application to the London Credit Committee, and, if applicable, to the Group Credit Committee.

A credit committee application which will include a detailed review of the transaction and the proposed terms of the loan is then prepared. The credit proposal will include a summary credit committee application form together with a report on the borrower's existing and previous facilities. A summary of the key factors covered by the application form and the attached report is given below:

Key heading	*Key points considered*
Summary Form:	Details the borrower (and, where relevant, the group companies to which the borrower belongs, including their exposures) and the loan, including its amount, purpose, term, margin, category of business, fees, repayment schedule, security details and values, actual loan to value, actual interest cover, exit interest cover, introducer details, facilities with other banks and conditions to be satisfied before drawdown.

Ownership/ Management:	Sets out the persons involved in the proposed transactions, covering *inter alia*, their net worth and details of their experience in the property industry. A summary of the customer's current operation will also be covered in this section. If a third party guarantees the loan, details of the guarantor are also set out.
History of Relationship:	Details all previous limits, the dates on which they were sanctioned and the margin at which they were sanctioned together with a commentary as to how the previously sanctioned facilities have been operated.
Present Proposal:	Details all sources of funds including, equity, government grants, finance from Anglo Irish and finance from other institutions and the exact purpose of the finance.
Market Conditions:	A commentary is provided on all market and other conditions affecting the proposed transaction.
Financial Information:	A review of the latest audited accounts and any interim figures, including management accounts, of the borrower, (and its group where appropriate) together with the latest financial information and an analysis thereof on those tenants occupying the property whose lease obligations are considered material.
Repayment Capacity:	A detailed cash flow analysis for the property is appended to the application, analysing the borrower's ability to meet its financial obligations and covenants under the proposed facility to a timeframe beyond the maturity of the facility.
Security:	Details the property and leases to which it is subject together with a commentary on the impact of re-letting any parts of the property which are subject to lease terminations during the tenor of the facility. Other security such as third party guarantees and cash collateral deposits are also detailed.

The credit proposal will identify the risks associated with making the proposed loan and the ways in which the risks can be mitigated or avoided. The credit proposal will also seek to ascertain and quantify the degree of property specific risk involved with the transaction, with particular emphasis being given to tenant and sale or refinancing risk.

As regards tenant risk, the covenant strength of those tenants with material rent payment obligations in each property to be taken as security is analysed to assess the likelihood of a level of tenant default which could result in an interruption to the rental income stream. Credit status reports from a credit reference agency are obtained on all major tenants in a property, including parent companies, where a guarantee is provided for the rental payments of a subsidiary.

Each tenant is allocated a tenant quality rating. These tenant quality ratings reflect the lending executives' assessment of the credit standing of the tenant in the context of its annual rental obligations under the relevant leases. The ratings in descending order are: "A", "B", "C" and "D". A brief description of the characteristics of tenants assigned each of the tenant quality ratings is as follows:

Tenant Quality	*Rating Characteristics*
"A"	Governmental entities, local authorities, universities and entities rated 'AA-' and above.
"B"	Large quoted and large private companies with a proven track record and ability to service tenancy obligations.
"C"	Smaller quoted and private companies where analysis, based on available information or ownership details, indicates an ongoing ability to meet rental obligations.
"D"	Local covenants where the following factors or a combination thereof apply: — little or no financial information is available — the tenant is an individual — tenant is a partnership of not major standing.

Consideration is given to likely tenant or owner occupier demand for the property by examining the attractiveness of the property in terms of its location, age and quality, as well as the supply of and demand for properties nearby. The findings of this analysis, together with comments from Anglo Irish's appointed valuers, will assist the credit committee(s) in evaluating how quickly a property could be let or sold and will highlight the impact of any cash flow interruption on the viability of the proposed transaction.

As regards repayment risk, the credit committee(s) will assess the likely value and marketability of any property taken as security, as at the proposed maturity date of the loan. This is assessed by investigating the quality of each property in terms of its location, age, tenant covenant strength, lease lengths and tenant diversity. The lending executive will perform a cash flow calculation under various assumptions, ranging from no re-letting of any units where leases will expire during the term of the loan, to a more realistic level where a void period and a rent free period is allowed for, together with a drop in anticipated rental levels. This will provide detailed information on the interest cover levels, allowing for an increasing level of interest rates, throughout the period of the loan and beyond. This analysis will enable the credit committee(s) to assess the extent to which the current investment yields for any property can deteriorate before remedial action would be required.

The identification and examination of such property specific risks reflects Anglo Irish's policy that, although it seeks to lend to experienced property investors and managers, it nevertheless relies firstly on the property, and in particular the tenant cashflow, rather than the borrower, in assessing its investment property loans.

A credit proposal is presented to the London Credit Committee by the lending executive for approval. This committee can approve the loan if the total exposure is less than £5 million to the borrower and its related parties. Where exposures in excess of £5 million are involved, such credit proposals, once approved by the London Credit Committee are presented to the Group Credit Committee by the lending executive. In addition, where exposures in excess of £17.5 million are involved, the credit application will be submitted to a non-executive board member for noting.

The members of the London Credit Committee are split into "A" and "B" members. The "A" members are: (i) Chief Executive - UK and (ii) UK Lending Directors. The "B" members are primarily all the lending executives in the United Kingdom. Decisions of the London Credit Committee require the

approvals of at least one "A" member and two other members of the committee for loans up to £1 million. For loans between £1 million and £5 million the approval of two "A" members and two other members of the committee is required.

The members of the Group Credit Committee are split into "A" and "B" members. The "A" members are (i) Group Chief Executive; (ii) Group Finance Director; (iii) Group Banking Director; (iv) Group Risk Director; (v) Chief Operating Officer; (vi) Divisional Directors Lending - Dublin; (vii) Chief Executive - UK; (viii) Divisional Director - Area Offices; (ix) Divisional Director Private Banking - Dublin; (x) Divisional Director - North America; (xii) Divisional Director - Group Risk; and (xiii) Divisional Director - Geneva. The "B" members are primarily all the lending executives of the group.

Documentation and Valuation

Once the credit committee(s) has approved a loan, the lending executive will draft an offer letter for the facility. The facility letter is drafted from a standard template offer letter, which was originally prepared, and subsequently modified as necessary, by Anglo Irish's solicitors. In the case of all transactions over €10,000,000 a bespoke facility agreement will be prepared by Anglo Irish's solicitors acting on such transaction.

The offer letter, when finalised, is signed by the lending executive and by another member of staff who is at least at the grade of Senior Manager prior to issuance to the Borrower. On its acceptance and return to Anglo Irish it is recorded in the documentation register and retained in a fireproof cabinet.

Anglo Irish's solicitors are instructed to investigate the title to each property which will be the principal security for the proposed loan, to check the occupational leases, to carry out requisite searches, to comply with any registration requirements, to obtain any necessary consents and to do anything else required to perfect the security.

An independent valuation is sought from a firm of chartered surveyors appointed by Anglo Irish. The letter of instruction requires the surveyor, *inter alia*, to opine on the open market value of the property and to provide supporting evidence as to the market rent for the property, the yield used and local supply and demand. The market rent is important to Anglo Irish in evaluating the likelihood of an increase in rental payments at the next rent review and any resultant improvement in the Borrower's debt service coverage.

Although the property will be insured and may be subject to a full repairing and insuring lease or equivalent, the valuer instructed by Anglo Irish will normally be required to comment on the condition of the property and, if recommended by the valuer, a structural survey will be carried out. Where such structural survey recommends any material action, Anglo Irish may require the borrower to correct the relevant defect either as a condition precedent prior to drawdown, or within a reasonable time, as a condition subsequent to drawdown and Anglo Irish may, in such circumstance, make a retention of a portion of the loan proceeds. The valuer is also required to provide a reinstatement cost for the property in the event of an insurable event occurring and also to provide a valuation on the basis that the properties could be sold assuming a maximum of six months to completion.

Anglo Irish require that the solicitors receive a copy of the valuation report and that the valuers are provided with a copy of the report on title. Each of the solicitor and the surveyor is then asked to review and comment on the information provided by the other and to confirm that no information disclosed in the other's report would cause them to amend their report in any material respect.

Anglo Irish have a panel of approved solicitors and valuers, from which the particular solicitor and valuer will be identified for each transaction. The particular solicitor and valuer to be used from the approved panel is usually determined by the lending executive, although the credit committee may occasionally direct that a specific solicitor or valuer be used on a transaction.

Security Documentation is prepared by Anglo Irish's solicitors for execution and once completed the documentation is then normally retained by the solicitors.

Drawdown Procedures

When a drawdown is required under a loan facility, the borrower provides a drawdown request to Anglo Irish or Anglo Irish's solicitors. The lending executive completes a drawdown memorandum, a drawdown checklist and a CHAPS transfer form. The drawdown memorandum highlights any issues raised in the valuation report or the report on title. It also covers compliance with all conditions precedent. The drawdown memorandum and CHAPS transfer form is required to be signed by the lending executive and also signed by two further signatories comprising personnel at Associate Director level or higher and/or the UK Drawdown Compliance Manager. The UK Drawdown Compliance Manager carries out a *prima facie* check on all drawdowns and a detailed check on approximately 90 per cent. of all drawdowns. The detailed check will include compliance with the terms of original credit approval, review of legal formalities and satisfaction of conditions precedent. The decision whether to check a drawdown in detail is taken by the UK Drawdown Compliance Manager based on qualitative rather than quantitative considerations. The review tends to focus on loans with more complicated credit or legal structures.

The operations area is then responsible for the release of funds only upon the correct authorisation of the CHAPS transfer form.

Description of Lending Criteria

Anglo Irish believes that the following lending criteria (the **Lending Criteria**) have been applied in originating all of the loans in the Provisional Portfolio, subject to such waivers as might be within the discretion of a prudent lender of commercial mortgages in the UK acting reasonably.

Types of Borrowers

Borrowers may be individuals, partnerships, bodies corporate, trusts and other bodies of persons, whether resident in the United Kingdom or resident in an overseas jurisdiction.

Types of Property

All loans must be secured on Investment Properties situated in England, Wales or Scotland. Each property may be either freehold (or the Scottish equivalent) or leasehold. Leasehold properties must have a minimum unexpired term at the time of the origination of the loan that a prudent lender of commercial loans secured on investment property in England, Wales and Scotland acting reasonably would consider as sufficient for the purposes of the security. Normally, leaseholds of less than 50 years remaining are unacceptable security.

Condition of Property

The condition of all properties securing the loan must be satisfactory to Anglo Irish.

Purpose of the Loan

The main purpose of the loan must be to finance the acquisition of Investment Property or the refinancing of such properties.

Loan to Value Ratios

Anglo Irish normally lends up to 80 per cent. of the lower of (i) the valuation of the property and, if applicable, (ii) the aggregate of its purchase price and acquisition cost. Under certain circumstances higher

loan to value ratios may be justifiable, for example, where the rental income from the relevant property or properties is high and the loan is amortising so that the loan to value ratio will reduce, or where there is a clear strategy for increasing the value through increased rental payments, re-letting or refurbishment or other property-related factors. The borrower is normally required to maintain the ongoing loan to value ratio below a predetermined level or levels as specified in the covenants in the offer letter.

Security

The primary security for each loan is a first legal mortgage or standard security on the property or properties to be taken as security.

Anglo Irish generally also requires the following:

(a) a debenture, giving a fixed and floating charge over the assets of a corporate borrower (or, in the case of the Scottish Loans, equivalent separate fixed securities and floating charges, as appropriate);

(b) an assignment or assignation of the rents receivable by the borrower in respect of the property;

(c) if applicable, a charge or other security arrangement over any cash held on a rent account with Anglo Irish or another bank;

(d) security over the benefit of any hedging instrument purchased by the borrower in relation to the loan; and

(e) a charge or pledge over shares held in any special purpose company.

Anglo Irish may also take shareholders' and/or directors' guarantees and any other security considered appropriate by Anglo Irish in the circumstances (which may include second mortgages or standard securities).

Hedging Strategy

Anglo Irish seeks to ensure that the interest payable on each loan can be paid from the rental income derived from the relevant property. As part of this strategy, Anglo Irish may require a borrower to hedge or partly hedge the interest rate risk on its loan at the time of origination by either (i) fixing the rate of interest on part or all of its loan and/or (ii) purchasing an interest rate cap and/or (iii) using another hedging strategy acceptable to Anglo Irish.

Anglo Irish includes, as a matter of policy, a 'droplock' clause in all of its offer letters enabling Anglo Irish to require the borrower to take out an appropriate hedging instrument if, in the opinion of Anglo Irish, circumstances have arisen where a prudent lender of commercial mortgages in the UK would require some or all of the loan to be hedged.

Insurance

Unless the tenant is (i) one which a prudent lender of commercial mortgages in the UK acting reasonably considers to be of such financial standing that it can arrange for the insurance of the relevant property or (ii) a department, agency or organisation of, or which is supported by, H.M. Government which self-insures, each property must be covered by buildings insurance maintained by the borrower, or another person with an interest in the relevant property in an amount equal to or greater than the amount which a surveyor or valuer engaged or approved by the relevant Loan Originator estimated to be the Property's reinstatement value at the time of the original advance. Anglo Irish's interest must either be noted on the policy or included under a "general interest noted" provision or recorded as a loss payee on the policy.

The insurance provider must be of such financial standing as is acceptable to a prudent lender of commercial mortgages in the UK acting reasonably.

Each tenant is normally entitled to have the rent and other sums due under its lease (or a proportion of them) suspended in the event of damage to or destruction of the property until the property is reinstated and fit for use and occupation. Anglo Irish requires insurance to be effected, in respect of each tenanted property, to cover loss of rent (in respect of the leases on the relevant property as at the date of the initial advance under the relevant loan) for a period equal to the estimated period (which is, save where the nature of the property typically requires a shorter rebuilding period, in the vast majority of cases not less than three years) required to rebuild the property, to protect against non-payment of rent where, for example, a building becomes unfit for occupation due to the occurrence of an insured risk. Anglo Irish does not require such insurance to be effected in respect of properties let to tenants described in (i) and (ii) above whose leases do not provide for suspension of rent on the event of damage to or destruction of the property. Anglo Irish requires that the insurance effected by the borrowers provides coverage for terrorism risks to a level that would be acceptable to a prudent lender of commercial mortgages in the UK acting reasonably.

Anglo Irish also carries a Block Contingency Policy (currently with CGNU Plc) which provides cover for all reasonable losses and expenses incurred under a loan (subject to certain limits) in the event that a borrower landlord or tenant had not renewed the policy and an insured risk occurs in that period. This policy covers all normal insured risks except for terrorism risks.

Repayment Terms

The initial term of a loan is normally between one and six years although Anglo Irish will provide facilities in certain circumstances for longer periods. The majority of loans originated by Anglo Irish are for periods of up to five years. The loans may be interest only, interest only for a defined period followed by a defined amortisation schedule, or defined amortisation facilities. Anglo Irish structures amortisation schedules to take account of the anticipated cash flow pattern of the leases and the anticipated realisations of the security throughout the life of the loan and at its maturity. Typically a bullet repayment or a refinance of the facility would be anticipated at the end of the loan's term for the balance of the loan then outstanding.

AIAF

Identical underwriting procedures as set out in this section of the Offering Circular are applied by AIAF.

THE LLP

Introduction

The LLP was incorporated in England and Wales on 28 March 2007 as a limited liability partnership (partnership number OC327171) with limited liability under the LLPA 2000 by Anglo and the Liquidation Member as its Members. The principal place of business of the LLP is at 10 Old Jewry, London EC2R 8DN (telephone number: 00 44 207 710 7000). The LLP has no subsidiaries.

Principal Activities

The principal objects of the LLP are set out in the LLP Deed and include, *inter alia*, the ability to carry on the business of acquiring (through the declaration of trust under the terms of the Originator Trust Deed), managing and selling of beneficial interests in Loans and their Related Security, borrowing of monies to fund the acquisition of such assets, hedging of risks associated with such assets and such funding, acquiring, managing and selling of Substitution Assets and Authorised Investments, giving of guarantees (including the Covered Bond Guarantee) and granting of security, all with a view to profit and to do all such things as are incidental or conducive to the carrying on of that business and to borrow money.

The LLP has not engaged since its incorporation, and will not engage whilst the Covered Bonds or any Term Advance remains outstanding, in any material activities other than activities incidental to its incorporation under the LLPA 2000, activities contemplated under the Transaction Documents to which it is or will be a party, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to the foregoing.

Members

The members of the LLP as at the date of this Offering Circular are and their principal offices are:

Name	*Principal Office*
Anglo Irish Bank Corporation plc (UK Branch)	10 Old Jewry, London EC2R 8DN
Liquidation Member	Fifth Floor, 6 Broad Street Place, London EC2M 7JH c/o Wilmington Trust SP Services (London) Limited
Anglo Irish Asset Finance plc	10 Old Jewry, London EC2R 8DN

The LLP has no employees.

Directors of the Members

The following table sets out the directors of the Liquidation Member and their respective business addresses and occupations.

Name	*Business Address*	*Business Occupation*
Mark Howard Filer	Fifth Floor, 6 Broad Street Place, London EC2M 7JH	Company Director

Sunil Masson	Fifth Floor, 6 Broad Street Place, London EC2M 7JH	Solicitor
Wilmington Trust SP Services (London) Limited	Fifth Floor, 6 Broad Street Place, London EC2M 7JH	Management Services Company

The directors of Anglo Irish are set out under Board of Directors in *Anglo Irish Bank Corporation plc* above.

The directors of AIAF are set out under Board of Directors in *Anglo Irish Asset Finance plc* above.

LLP Management Board

The LLP Management Board, comprised as at the date of this Offering Circular of directors, officers and/or employees of Anglo Irish, AIAF and the Liquidation Member, will act on behalf of the LLP to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters. Any decision by the LLP Management Board relating to the admission of a New Member, any change in the LLP's business, any change to the LLP's name and any amendment to the LLP Deed, will be made, whilst any Covered Bonds are outstanding, with the consent of the Security Trustee.

No potential conflicts of interest exist between any duties to the LLP of the Directors of the Members, as described above, and their private interests or other duties in respect of their management roles.

Directors of the Corporate Director of the LLP (Wilmington Trust SP Services (London) Limited)

Name	*Business Address*	*Business Occupation*
David William Dupert	Fifth Floor, 6 Broad Street Place, London EC2M 7JH	Banker
William James Farrell II	Fifth Floor, 6 Broad Street Place, London EC2M 7JH	Banker
Martin McDermott	Fifth Floor, 6 Broad Street Place, London EC2M 7JH	Company Director
Mark Howard Filer	Fifth Floor, 6 Broad Street Place, London EC2M 7JH	Company Director
Nicolas Patch	Fifth Floor, 6 Broad Street Place, London EC2M 7JH	Company Director
John Merrill Beeson	Fifth Floor, 6 Broad Street Place, London EC2M 7JH	Banker
Jean-Christophe Schroeder	Fifth Floor, 6 Broad Street Place, London EC2M 7JH	Company Director

The Company Secretary of Wilmington Trust SP Services (London) Limited is Clifford Chance Secretaries (CCA) Limited.

Capitalisation and Indebtedness Statement

The following table shows the capitalisation of the LLP as at the date of this Offering Circular:

	As at 25 March 2008 £
Capital Contributions	718,829,768
Term Advances	3,464,604,776
Total capitalisation and indebtedness	4,183,434,54 4

The LLP has no loan capital, term loans, other borrowings or indebtedness or contingent liabilities or guarantees as at the date of this Offering Circular other than the Covered Bond Guarantee.

Auditors of LLP
Ernst & Young LLP
1 More London Place
London
SE1 2AF

SUMMARY OF THE PRINCIPAL DOCUMENTS

Trust Deed

The Trust Deed, made between the Issuer, the LLP, the Bond Trustee and the Security Trustee on the Programme Date, is the principal agreement governing the Covered Bonds. The Trust Deed contains provisions relating to, *inter alia*:

- the constitution of the Covered Bonds and the terms and conditions of the Covered Bonds (as more fully set out under Terms and Conditions of the Covered Bonds above);
- the covenants and undertakings of the Issuer and the LLP;
- the terms of the Covered Bond Guarantee (as described below);
- the enforcement procedures relating to the Covered Bonds and the Covered Bond Guarantee; and
- the appointment, powers and responsibilities of the Bond Trustee and the circumstances in which the Bond Trustee may resign or retire or be removed.

The Trust Deed is governed by English law.

Covered Bond Guarantee

Under the terms of the Covered Bond Guarantee, if the Issuer defaults in the payment on the due date of any moneys due and payable under or pursuant to the Trust Deed or the Covered Bonds or any Coupons, if any other Issuer Event of Default occurs (other than by reason of non-payment) or if a Pool Event occurs, the LLP has agreed (subject as described below) to pay or procure to be paid (following service of an Issuer Acceleration Notice (if applicable) and Notice to Pay (if applicable) or, if applicable, an LLP Acceleration Notice) unconditionally and irrevocably to or to the order of the Bond Trustee (for the benefit of the holders of the Covered Bonds), an amount equal to that portion of the Guaranteed Amounts which shall become Due for Payment but would otherwise be unpaid, as of any Original Due for Payment Date or Extended Due for Payment Date, by the Issuer. Under the Covered Bond Guarantee, the Guaranteed Amounts will become due and payable on any earlier date on which an LLP Acceleration Notice is served.

Following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice, the Bond Trustee will serve a Notice to Pay on the LLP except that no Notice to Pay is required to be served on the LLP in the case of an event triggering Automatic Issuer Acceleration. Payment by the LLP of the Guaranteed Amounts pursuant to the Covered Bond Guarantee will be made on the later of: (i) the Original Due for Payment Date or; or (ii) the Extended Due for Payment Date on which the relevant Guaranteed Amounts are otherwise Due for Payment.

All payments of Guaranteed Amounts by or on behalf of the LLP will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other governmental charges of whatever nature, unless the withholding or deduction of such taxes, assessments or other governmental charges are required by law or regulation or administrative practice of Ireland, the United Kingdom or any political subdivision thereof or any authority therein or thereof having the power to tax. If any such withholding or deduction is required, the LLP will pay the Guaranteed Amounts net of such withholding or deduction and shall account to the appropriate tax authority for the amount required to be withheld or deducted. The LLP will not be obliged to pay any amount to the Bond Trustee or any holder of Covered Bonds and/or Coupons in respect of the amount of such withholding or deduction.

Under the terms of the Covered Bond Guarantee, the LLP agrees that its obligations under the Covered Bond Guarantee shall be as principal debtor and not merely as surety and shall be absolute and (following the service of a Notice to Pay or, if earlier, (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) service of an LLP Acceleration Notice) unconditional, irrespective of, and unaffected by, any invalidity, irregularity or unenforceability of, or defect in, any provisions of the Trust Deed, the other Transaction Documents or the Covered Bonds or Coupons or the absence of any action to enforce the same or the waiver, modification or consent by the Bond Trustee or any of the holders of the Covered Bonds or Couponholders in respect of any provisions of the same or the obtaining of any judgment or decree against the Issuer or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defence of a guarantor.

Subject to the grace period specified in Condition 9(b) of the Conditions, failure by the LLP to pay the Guaranteed Amounts when Due for Payment will result in an LLP Event of Default.

The Trust Deed provides that, following the (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay subsequent to (i) the occurrence of an Issuer Event of Default and the delivery of an Issuer Acceleration Notice or (ii) the occurrence of a Pool Event, the Excess Proceeds shall be paid by the Bond Trustee on behalf of the holders of the Covered Bonds of the relevant Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in the Excess Proceeds Account and the Excess Proceeds shall thereafter form part of the Security and shall be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account (except that no moneys standing to the credit of the Excess Proceeds Account may be withdrawn, transferred or disposed of without the prior written consent of the Security Trustee in accordance with the Transaction Documents). Any Excess Proceeds received by the Bond Trustee shall discharge *pro tanto* the obligations of the Issuer in respect of the Covered Bonds and Coupons (to the extent that the amount so received and subject to the restitution of the same if such Excess Proceeds shall be required to be repaid by the LLP). However, the obligations of the LLP under the Covered Bond Guarantee are (following service of a Notice to Pay or, if earlier, (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the service of an LLP Acceleration Notice) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds shall not reduce or discharge any of such obligations.

By subscribing for Covered Bond(s), each holder of the Covered Bonds shall be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

The Covered Bond Guarantee is governed by English law.

Intercompany Loan Agreement

On each Issue Date, the Issuer will use the proceeds of the Covered Bonds issued under the Programme to lend on that date an amount equal to the Principal Amount Outstanding on the Issue Date of the issue of the related Covered Bonds to the LLP by way of a Term Advance pursuant to the Intercompany Loan Agreement. Each Term Advance will be made in the Specified Currency of the relevant Series or Tranche, as applicable, of the Covered Bonds, as set out in the applicable Final Terms, and will be swapped into Sterling pursuant to the relevant Covered Bond Swap Agreement. The Sterling Equivalent of each Term Advance will be used by the LLP: (i) as a payment for the declaration of trust over the Loans and their Related Security by the relevant Originator in favour of the LLP absolutely under the terms of the Originator Trust Deed, as described under – *Originator Trust Deed – Declaration of trust by the Originators over Loans and their Related Security* below; and/or (ii) to invest in Substitution Assets and Authorised Investments in an amount not exceeding the Prescribed Limit; and/or (iii) (subject to no Breach Notice having been served which has not been revoked), to make a Capital Distribution to a Member; and/or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being

refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced; and/or (v) to make a deposit in the GIC Account. Each Term Advance will bear interest at a rate of interest equal to the rate of interest payable on the corresponding Series or Tranche, as applicable, of Covered Bonds.

The Issuer will not be relying on repayment of any Term Advance in order to meet its repayment obligations under the Covered Bonds. The LLP will pay amounts due in respect of Term Advances(s) in accordance with the relevant Priorities of Payments. Prior to the service of a Breach Notice (which has not been revoked), the occurrence of an event triggering Automatic Issuer Acceleration or the service of a Notice to Pay on the LLP, amounts due in respect of each Term Advance will be paid by the LLP to, or as directed by, the Issuer on each Interest Payment Date, subject to paying all higher ranking amounts in the Pre-Acceleration Revenue Priority of Payments or, as applicable, the Pre-Acceleration Principal Priority of Payments. However, any failure by the LLP to pay any amounts due on the Term Advances will not affect the liability of the Issuer to pay the relevant amount due on the Covered Bonds. For so long as a Breach Notice is outstanding and has not been revoked, the LLP may not borrow any new Term Advances (and the Issuer may not make any new Term Advances) under the Intercompany Loan Agreement.

The amounts owed by the LLP to the Issuer under the Term Advances will be reduced by: (i) any amounts paid by the LLP under the terms of the Covered Bond Guarantee to repay the Covered Bonds (the proceeds of which were originally applied to make such Term Advances); and (ii) the Principal Amount Outstanding of any Covered Bonds (the proceeds of which were originally applied to make such Term Advances) purchased by the LLP and cancelled in accordance with Condition 6(f).

The Intercompany Loan Agreement is governed by English law.

Originator Trust Deed

The Originators and Originator Trusts

The Originators will from time to time declare trusts (each an **Originator Trust**) over their respective Loans and their Related Security in favour of the LLP absolutely pursuant to the terms of the Originator Trust Deed entered into on the Programme Date between the Original Originators, the LLP and the Security Trustee.

The Portfolio subject to the relevant Originator Trust will be held on trust by the relevant Originator in its capacity as Originator Trustee in favour of the LLP absolutely. The beneficial interest of the LLP is referred to as the **LLP Interest** and is a fixed undivided 100 per cent. interest in the Loans and their Related Security that are part of the Portfolio subject to the Originator Trusts.

The LLP's receipt of funds to meet its obligations to pay, among other things, amounts owing in respect of the Covered Bond Guarantee will be dependent upon, among other things, repayments actually being made by Borrowers in respect of Loans and their Related Security comprising the Portfolio subject to the Originator Trusts and the proceeds of any relevant guarantees or insurance policies in respect of such Borrowers (to the extent that these are capable of inclusion as part of the Portfolio subject to the Originator Trusts and are in turn allocated to the LLP Interest) and those payments being collected by the Servicers in accordance with the terms of the Servicing Agreement and being distributed to the LLP in accordance with the Servicing Agreement and the Cash Management Agreement.

See also *Originator Power of Attorney* below in respect of defaults by the relevant Originator in performing its obligations in relation to the Originator Trust Deed and certain specified events in relation to that Originator which will enable the Issuer to utilise the Originator Power of Attorney.

Originator Power of Attorney

Each Originator will, in connection with the creation of its respective Originator Trusts, grant to the LLP an irrevocable power of attorney (each, an **Originator Power of Attorney**) to secure the performance by the relevant Originator of its obligations under the Originator Trust Deed and the performance by the relevant Servicer of its obligations under the Servicing Agreement. The Originator Power of Attorney will entitle the LLP (or the Security Trustee or any Purchaser) to enforce the Loans and their Related Security subject to the relevant Originator Trust in the name of the relevant Originator after the occurrence of a Power of Attorney Event. The Originator Power of Attorney will contain provisions authorising the LLP, the Security Trustee and any Purchaser to the exercise of the powers thereunder.

Declarations of trust by the Originators over Loans and Related Security

The Portfolio will consist of Loans and their Related Security which are subject to the Originator Trusts from time to time in accordance with the terms of the Originator Trust Deed. The types of Loans comprising the Portfolio subject to the Originator Trusts will vary over time provided that, at the time a trust is declared over the relevant Loans in favour of the LLP absolutely, the Eligibility Criteria (as described below) in respect of such Loans are met on the relevant Trust Date. Accordingly, the Portfolio subject to the Originator Trusts may, at any time, include Loans with characteristics that were not being offered to Borrowers on previous Trust Dates.

Prior to the occurrence of an Issuer Event of Default, a Pool Event or an LLP Event of Default, the LLP will become the holder of a beneficial interest in the Loans and their Related Security pursuant to declarations of trust by the relevant Originator in the three circumstances described below.

First, in relation to the issue of Covered Bonds from time to time in accordance with the Programme, the Issuer will make Term Advances to the LLP, the proceeds of which may be applied in whole or in part by the LLP to become the holder of a beneficial interest in the Loans and their Related Security pursuant to declarations of trust by the Originators. In exchange for the declarations of trust over the Loans and their Related Security in favour of the LLP absolutely, the relevant Originator will receive an amount which will be satisfied by a combination of:

(a) a cash payment to be made by the LLP from the proceeds of the relevant Term Advance and/or from Available Principal Receipts; and/or

(b) the relevant Originator being treated as having made a Capital Contribution in kind (in an amount corresponding to the difference between the True Balance of the Loans over which a trust has been declared by it as at the relevant Trust Date and the cash payment (if any) made by the LLP) to be applied under the Originator Trust Deed to the corresponding proportion of Loans and their Related Security then to be held on trust absolutely for the LLP; and

(c) Deferred Payments (to be paid in accordance with the relevant Priorities of Payments).

Second, for as long as no Substitution Cessation Event has occurred and is continuing, the LLP may use the Available Principal Receipts to become the holder of a beneficial interest in New Loans and their Related Security pursuant to a declaration of trust from the relevant Originator and/or Substitution Assets (in respect of any Substitution Assets, up to the Prescribed Limit) on each LLP Payment Date.

Third, the LLP and the Originators (in their capacity as Members of the LLP) shall procure that the Portfolio subject to the Originator Trusts is maintained at all times in compliance with the Asset Coverage Test and the Portfolio Criteria (as determined by the Cash Manager on each Calculation Date). If on any Calculation Date there is a breach of the Asset Coverage Test or the Portfolio Criteria the Originators will use all reasonable endeavours to declare a trust over sufficient New Loans and their Related Security in favour of the LLP absolutely on or before the next Cure Date in consideration of the relevant Originator

being treated as having made a Capital Contribution (in an amount equal to the True Balance of the New Loans over which a trust is declared by that Originator as at the relevant Trust Date and in consideration of the right to receive the Deferred Payments).

Substitution Cessation Event means the occurrence of any of the following: the service of a Breach Notice on the LLP (which has not been revoked), service of a Notice to Pay on the LLP, the occurrence of an Issuer Event of Default, a failure to satisfy the Amortisation Test on any last day of each month (or, if that is not a Business Day, then the immediately preceding Business Day) or the Issuer's long-term, unsecured, unsubordinated and unguaranteed debt obligations are rated less than Baa2 by Moody's.

The relevant Originator will also be required to re-acquire or have released to it the beneficial interest in Loans and their Related Security that are subject to the relevant Originator Trust in the circumstances described below under *Re-acquisition of the beneficial interest in Loans*.

Eligibility Criteria

The declarations of trust over the Loans and their Related Security in favour of the LLP absolutely will be subject to various conditions (the **Eligibility Criteria**) set out below being satisfied on the relevant Trust Date or in respect of Additional Loan Advances, on the next Calculation Date.

Eligibility Criteria means, in respect of:

(a) the Initial Portfolio, the following conditions:

(i) no Issuer Event of Default, Pool Event or LLP Event of Default under the Transaction Documents shall have occurred and is continuing as at the First Trust Date;

(ii) Moody's have issued a preliminary rating letter rating the Covered Bonds at least Aaa;

(iii) each Loan which is proposed to be held on trust by the relevant Originator Trustee as part of the Initial Portfolio as from the First Trust Date is secured over one or more Properties at least one of which is an Investment Property ;

(iv) each Loan which is proposed to be held on trust by the relevant Originator Trustee as part of the Initial Portfolio as from the First Trust Date can be serviced by a third party on behalf of the relevant Originator; and

(v) the declaration of trust over the Loans comprising the Initial Portfolio will not cause a breach of the Portfolio Criteria; and

(b) each New Portfolio, the following conditions:

(i) no Issuer Event of Default, Pool Event or LLP Event of Default under the Transaction Documents shall have occurred and is continuing as at the relevant Trust Date;

(ii) the LLP acting on the advice of the Cash Manager is not aware, and could not reasonably be expected to be aware, that the declaration of the trust in respect of the New Portfolio on the relevant Trust Date will adversely affect the then current ratings by the Rating Agency of the Covered Bonds;

(iii) each Loan which is proposed as a New Loan to be held on trust by the relevant Originator Trustee as from the relevant Trust Date is secured over one or more Properties at least one of which is an Investment Property; and

(iv) each Loan which is proposed as a New Loan to be held on trust as from the relevant Trust Date can be serviced by a third party on behalf of the relevant Originator; and

(v) the declaration of trust over loans which it is proposed will be New Loans on the relevant Trust Date will nôt cause a breach of the Portfolio Criteria.

If:

(i) the relevant Originator has declared a trust over any of its Loans comprised in the relevant Portfolio subject to the relevant Originator Trust; or

(ii) the relevant Originator accepts an application from or makes an offer (which is accepted) to a Borrower for an Additional Loan Advance,

then if the Eligibility Criteria referred to in paragraphs (a)(iii), (a)(iv), (a)(v), (b)(iii), (b)(iv) or (b)(v) above relating to the Loan subject to that declaration of trust or that Additional Loan Advance is not satisfied on the next following Calculation Date, the LLP will be entitled to rectify the relevant breach of those Eligibility Criteria by:

(a) (in the event of a breach of the Eligibility Criteria in paragraphs (a)(iii), (a)(iv), (a)(v), (b)(iii), (b)(iv) or (b)(v)) requiring the relevant Originator to re-acquire or have released to it the beneficial interest in the Loans subject to any Additional Loan Advance; and

(b) (in the event of a breach of the Eligibility Criteria in paragraph (a)(v) or (b)(v)) requiring the relevant Originator to declare a trust over sufficient new Loans and their Related Security on or before the next Calculation Date so as to ensure that paragraph (a)(v) or (b)(v) of the Eligibility Criteria is satisfied.

The **Portfolio Criteria** are the following:

(a) the weighted average margin on the Loans in the Portfolio subject to the Originator Trust (including the New Loans) is at least 0.90 per cent. after taking into account (i) the average margin on the Loans and (ii) the margins on the Interest Rate Swaps;

(b) the weighted average interest coverage ratio of all Loans in the Portfolio subject to the Originator Trusts (including the New Loans) is at least 1.15x;

(c) the aggregate Adjusted True Balance of Loans in the Portfolio subject to the Originator Trusts in each following sector does not exceed the percentage of the aggregate Adjusted True Balance set forth below:

Industry Sector	Concentration Limit
Office	60%
Shopping Centres and Shops	60%
Retail Warehouses	55%
Industrial	35%
Residential	35%
Hotels	35%
Pubs	35%
Other	20%

provided that the aggregate exposure to sectors other than Office; Retail; Industrial and Residential may not exceed 60% of the aggregate Adjusted True Balance of the Portfolio.

(d) the aggregate Adjusted True Balance of Loans in the Portfolio the Property related to which lies in each following geographical sectors does not exceed the percentage of the aggregate Adjusted True Balance set forth below:

Geographic Sector	**Concentration Limit**
London	75%
Rest of South East	40%
Midlands	40%
Wales and South West	40%
North	40%
Scotland	40%

(e) the maximum Adjusted True Balance of the Loan(s) for any single tenant (or group of affiliated tenants) is not more than 5 per cent. of the aggregate Adjusted True Balance of the Portfolio;

(f) the Weighted Average Original LTV for the Loans in the Portfolio does not exceed 80 per cent;

(g) the minimum diversity criteria as described in more detail in the Originator Trust Deed are complied with.

On the relevant Trust Date, the Representations and Warranties (described below in – *Representations and Warranties*) will be given by the relevant Originator in respect of the Loans and their Related Security (other than those which are attributed an Adjusted True Balance of zero – see below) over which the relevant Originator has declared a trust in favour of the LLP absolutely.

An Originator may at any time declare a trust over its Loans and their Related Security in favour of the LLP absolutely without regard to the Eligibility Criteria so long as such Loans or portions of the Loans are attributed an Adjusted True Balance of zero and there are no liabilities or further advances required under such Loans.

Portfolio Criteria

If on any Calculation Date the Portfolio does not satisfy any of the Portfolio Criteria, then the LLP (or the Cash Manager on its behalf) will notify the Members, the Bond Trustee and the Security Trustee thereof and the Members (other than the Liquidation Member) will use all reasonable endeavours to declare a trust over sufficient further Loans and their Related Security in favour of the LLP absolutely in accordance with the Originator Trust Deed (see *Summary of the Principal Documents –Originator Trust Deed – Declaration of trust by the Originators over Loans and their Related Security*) to ensure that the Portfolio satisfies the Portfolio Criteria on the next following Cure Date. If the Portfolio does not satisfy the Portfolio Criteria on the next following Cure Date, the Bond Trustee will serve a Portfolio Criteria Breach Notice on the LLP. The Bond Trustee shall revoke a Portfolio Criteria Breach Notice if, on any Calculation Date falling on or prior to the third Cure Date following the service of a Portfolio Criteria Breach Notice the Portfolio subsequently satisfies the Portfolio Criteria and neither (i) a Notice to Pay nor an LLP Acceleration Notice has been served nor (ii) an event triggering Automatic Issuer Acceleration has occurred.

Following service of a Portfolio Criteria Breach Notice (which has not been revoked):

(a) the LLP will be required to sell its beneficial interest in Selected Loans in order to meet the Portfolio Criteria (as described further under *LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following service of a Breach Notice* below)

(b) Prior to:

(i) the service of a Notice to Pay on the LLP subsequent to (A) a Pool Event or (B) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice or,

(ii) if earlier, (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice,

the Pre-Acceleration Revenue Priority of Payments and the Pre-Acceleration Principal Priority of Payments will be modified as more particularly described in *Allocation and distribution of Available Revenue Receipts and Available Principal Receipts following service of a Breach Notice* below; and

(c) the Issuer will not be permitted to make to the LLP and the LLP will not be permitted to borrow from the Issuer any new Term Advances under the Intercompany Loan Agreement.

If a Portfolio Criteria Breach Notice has been served and not revoked on or before the third Cure Date after service of such Portfolio Criteria Breach Notice, then a Pool Event shall occur and the Bond Trustee must serve a Notice to Pay on the LLP.

Ongoing Valuation Reports

For as long as the Issuer's long-term, unsecured, unsubordinated and unguaranteed debt obligations are rated less than A3 but not less than Baa1 by Moody's, the Originators are required to procure at least annually a Valuation Report on each Property (or another form of report concerning the valuation of the relevant Property as would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK). Any Valuation Report (or any other form of report concerning the valuation of the relevant Property as would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK) must have been prepared in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards.

For as long as the Issuer's long-term, unsecured, unsubordinated and unguaranteed debt obligations are rated Baa2 or less by Moody's, the Originator is required to procure at least semi-annually a Valuation Report on each Property (or another form of report concerning the valuation of the relevant Property as would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK). Any Valuation Report (or any other form of report concerning the valuation of the relevant Property as would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK) must have been prepared in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards.

Representations and warranties

None of the LLP, the Security Trustee or the Bond Trustee has made or has caused to be made on its behalf any enquiries, searches or investigations in respect of the Loans and their Related Security to be held under the relevant Originator Trust. Instead, each is relying entirely on the Representations and Warranties by the relevant Originator contained in the Originator Trust Deed. The parties to the Originator Trust Deed may, with the prior written consent of the Security Trustee, amend the Representations and Warranties in the Originator Trust Deed. The material Representations and Warranties are as follows and are given by the Issuer on the relevant Trust Date in respect of the Loans and Related Security over which a trust is declared in favour of the LLP absolutely only on that date and on the Calculation Date following the making of any Additional Loan Advance in respect of the Loan to which the Additional Loan Advance relate only, but notwithstanding the foregoing these Representations and Warranties are not made in respect of Loans or portions of Loans which are attributed an Adjusted True Balance of zero:

(a) the particulars of each Loan, Mortgage, Collateral Security and Property as set out in schedules to be delivered to the LLP and the Security Trustee pursuant to the Originator Trust Deed are complete, true and accurate in all material respects;

(b) each Loan, Mortgage and Collateral Security is owned legally and beneficially by the relevant Originator free from encumbrances and attachments and constitutes a legal, valid and binding obligation of the Borrower and/or any Loan Guarantor as applicable (subject to general principles of law governing the same);

(c) each Mortgage constitutes a valid and subsisting first charge by way of legal mortgage or standard security over the Property which is located in England, Wales or Scotland;

(d) all steps necessary to perfect the relevant Originator's title to the Loans and the Related Security were duly taken at the appropriate time or are in the process of being taken, in each case (where relevant) within any applicable priority periods or time limits for registration with all due diligence and without undue delay;

(e) no Borrower or Guarantor is entitled to exercise any right of set-off or counterclaim against the relevant Originator in respect of any amount payable under its Loan(s) or Mortgage(s) or Guarantee(s);

(f) No Loan, Mortgage or Collateral Security which is purported to be subject to the trusts created pursuant to the Originator Trust Deed contains any provision prohibiting the creation of the beneficial interests in favour of the LLP created or purported to be created pursuant to the Originator Trust Deed;

(g) No Loan, Mortgage or Collateral Security which is purported to be subject to the trusts created pursuant to the Originator Trust Deed contains any provision which would prevent the LLP or the Security Trustee from enforcing the terms thereof through or by means of the Originator Power of Attorney;

(h) No Loan, Mortgage or Collateral Security which is purported to be the subject of the trusts created pursuant to the Originator Trust Deed contains any provisions preventing such Loan, Mortgage or Collateral Security being serviced, administered or managed by a person other than the Originator of that Loan;.

(i) prior to making the initial advance under each Loan, the relevant Originator received from solicitors acting for or approved by it a report on title or certificate of title relating to the relevant Property which either initially or after further investigation disclosed nothing which would have caused a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK to decline to proceed with the initial advance on the proposed terms;

(j) to the best of the relevant Originator's knowledge (after having made reasonable enquiries), (i) since the date of the most recent report on title or certificate of title relating to each Property, no change (save for any matter affecting the relevant tenancies) has arisen in respect of the matters covered therein which would cause the report or certificate to be inaccurate in any material respect which would have an adverse effect on the value of the relevant Property were such report or certificate to be restated without change as at the Closing Date or, in the case of New Loans, as at the date on which a trust is declared by the relevant Originator over the relevant New Loan in favour of the LLP absolutely pursuant to the Originator Trust Deed and (ii) any matter affecting the relevant tenancies occurring prior to the date of the most recent valuation of the Property was disclosed by the relevant Originator to the relevant valuer at the time of such valuation;

(k) prior to making the initial advance under each Loan, a valuation of the relevant Property was undertaken by a valuer appointed by the relevant Originator;

(l) prior to making each Loan or purchasing each Loan, as applicable, the lending criteria and credit policy of the relevant Originator in force at the relevant time were followed or applied in respect of such Loan in all material respects (subject to any procedures for handling exceptions) or, if not followed or applied in respect of any Loan, such lending criteria or credit policy would have been waived by a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK in relation to the relevant Loan;

(m) each Loan was denominated in Sterling upon origination or acquisition (or was denominated in euro upon origination or acquisition if the euro has been adopted as the lawful currency of the United Kingdom);

(n) each Loan (i) is not more than fourteen days overdue in respect of any principal or interest due thereunder and (ii) has been continuously classified as 'Performing' since the acquisition or drawdown of such Loan pursuant to the relevant Originator's arrears and default procedures (as applied by a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK);

(o) each Property to which a Mortgage relates is either (i) covered by buildings insurance maintained by the relevant Borrower, or another person with an interest in the relevant Property, in an amount equal to or greater than the amount which a surveyor or valuer engaged or approved by the relevant Originator estimated to be the Property's reinstatement value (including any improvements to the Property contemplated by the terms of the Loan) at the time of the original advance or, if later, at the time of acquisition of the relevant Property by the relevant Borrower, (ii) let to a tenant which is of such financial standing that a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK would allow such tenant to arrange for the insurance of such Property or (iii) let to a tenant which is a department, agency or organisation of, or which is supported by, H.M. Government which self-insures;

(p) the relevant Originator has since the advance of each Loan kept full, proper and up to date accounts relating to the Loan;

(q) all the title deeds relating to the Loans and Mortgages are held by or to the order of the relevant Originator or are lodged at H.M. Land Registry or the Registers of Scotland;

(r) the relevant Originator is not aware (after having made reasonable enquiries) of any material breach of the terms of any Loan or Mortgage which has not been remedied or cured;

(s) under the Loan Agreements, the relevant Originator does not have any obligation to advance any further amounts other than the undrawn commitments set out in a schedule to be delivered to the Issuer pursuant to the Originator Trust Deed;

(t) the relevant Originator has not received written notice and the relevant Originator's relevant lending or loan servicing executives are not otherwise aware (after having made reasonable enquiries) that any Borrower is bankrupt, sequestrated or has gone into liquidation;

(u) no Borrower is required to withhold or deduct for or on account of tax (whether in the United Kingdom or elsewhere) in respect of any payment to the relevant Originator pursuant to the terms of each Loan or where the Borrower is required to withhold or deduct for or on account of tax (whether in the United Kingdom or elsewhere) in respect of any payment to the relevant Originator pursuant to the terms of each Loan, the terms of the Loan provide that such Borrower will be obliged to pay additional amounts in respect of any such withholding or deduction;

(v) the relevant Originator is not aware (after having made reasonable enquiries) of any circumstance giving rise to a material reduction in the value of any Property since the most recent valuation in respect of such Property other than market forces affecting the values of properties comparable to the relevant Property in the area where the relevant Property is situated or as a result of the sale of a part of such Property;

(w) other than Properties relating to Loans or portion of the Loans attributed a Adjusted True Balance of zero, all of the Properties are Investment Properties;

(x) the relevant Originator has performed in all material respects all its obligations under or in connection with each Loan, Mortgage and Collateral Security and so far as the relevant Originator is aware (after having made reasonable enquiries) no Borrower or Loan Guarantor has taken or threatened to take any action against the relevant Originator for any failure on its part to perform any such obligations;

(y) to the best of the relevant Originator's knowledge (after having made reasonable enquiries), prior to making the initial advance under each Loan, no express recommendation was received by the relevant Originator from a surveyor or valuer to carry out any environmental audit, property condition survey or other similar report which was not carried out and the results of any such environmental audit, property condition survey or other similar report would have been acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK and were taken into account in the relevant valuation and the relevant lending or loan servicing executives do not have knowledge (after having made reasonable enquiries) of any claim against a Borrower in relation to any Property under applicable environmental laws which would, if adversely determined, materially and adversely affect the Current Valuation of the relevant Property;

(z) to the best of the relevant Originator's knowledge (after having made reasonable enquiries), no report on title or certificate of title given by a solicitor in connection with a Mortgage was negligently or fraudulently prepared and no such report or certificate failed to disclose any fact or circumstance which ought reasonably to have been disclosed and which if disclosed would have caused a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK to decline to proceed with the relevant Loan;

(aa) to the best of the relevant Originator's knowledge (after having made reasonable enquiries), no valuation given by a valuer in connection with a Mortgage was negligently or fraudulently undertaken and no such valuation failed to disclose any fact or circumstance which ought reasonably to have been disclosed and which if disclosed would have caused a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK to decline to proceed with the relevant Loan;

(bb) with respect to each of the Loans where the Borrower is a corporation, the relevant Borrower has granted a floating charge in favour of the relevant Originator;

(cc) to the best of the relevant Originator's knowledge (after having made reasonable enquiries), each Borrower is entitled to receive rents without withholding or deduction for or on account of United Kingdom income tax;

(dd) in the case of each Property (other than in the case of Properties let to tenants described in paragraphs (ii) and (iii) of paragraph (o) above) the relevant insurance contract covers loss of rent for a period of up to 3 years in respect of the leases on the relevant Property as at the date of the initial advance under the relevant Loan;

(ee) in the case of Loans in respect of which the relevant Borrower has granted a further charge or security (or charges or securities) over the relevant Property in favour of another lender (being shareholders of a corporate Borrower or affiliates thereof or otherwise), the relevant Borrower, the

relevant Originator and the relevant third party lender have entered into a deed of priorities or ranking agreement which provides that (A) all amounts of principal, interest and costs owing to the relevant Originator under its Mortgage shall rank in priority to amounts owing to the third party lender (or lenders) and (B) the relevant third party lender will not enforce its security without the prior written consent of the relevant Originator;

(ff) in respect of the lease or leases to which each Property is subject, (i) such lease or leases was or were, at the time of the initial advance under the relevant Loan, on terms which would have been acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK and (ii) the relevant Originator is not aware (from information that it has received in the course of administering the relevant Loan, but without having made any other enquiry) of any material breach of the terms of any lease or leases between a Borrower or Guarantor and the tenants located in the Property owned by such Borrower or Guarantor which would not be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK;

(gg) other than Loans or portions of Loans attributed an Adjusted True Balance of zero, no Loan is governed by any other law than English law;

(hh) each Loan constitutes loan capital which is exempt from all stamp duties by virtue of Section 79 (4) of the Finance Act 1986; and

(ii) no Related Security consists of stock or marketable securities (in either case for the purposes of Section 122 of the Stamp Act 1891), partnership interest, chargeable securities (for the purposes of Section 99 of the Finance Act 1986) or a chargeable interest (for the purposes of Section 48 of the Finance Act 2003).

Re-acquisition of the beneficial interest in Loans

If the relevant Originator receives a Re-Acquisition Notice from the Cash Manager identifying a Loan or its Related Security in the Portfolio over which it has declared a trust in favour of the LLP which does not, as at the relevant Trust Date or the relevant Calculation Date (in the case of an Additional Loan Advance), materially comply with the Representations and Warranties set out in the Originator Trust Deed, then the relevant Originator will be required to re-acquire or have released to it: (i) the beneficial interest in any such Loan and its Related Security; and (ii) the beneficial interest in any other Loans of the relevant Borrower and their Related Security that are included in the Portfolio subject to the Originator Trust. The re-acquisition price payable upon the re-acquisition of the beneficial interest in any Loan is an amount (not less than zero) equal to the True Balance thereof and expenses as at the relevant re-acquisition date. The re-acquisition proceeds will be distributed to the LLP under the Originator Trust Deed and will be applied (other than Accrued Interest and Arrears of Interest) in accordance with the Pre-Acceleration Principal Priority of Payments (see *Cashflows* below).

In addition to the foregoing circumstances, the relevant Originator will also be required to re-acquire or have released to it the beneficial interest in a Loan or Loans and its or their Related Security over which it has declared a trust in favour of the LLP where an Additional Loan Advance made in respect of a Loan results in certain Eligibility Criteria or the Portfolio Criteria being breached.

If the relevant Originator does not re-acquire or have released to it the beneficial interest in those Loans and their Related Security over which it has previously declared a trust in favour of the LLP which are in breach of the Representations and Warranties then the Adjusted True Balance of those Loans will be excluded from the calculation of the Asset Coverage Test.

Defaulted Loans

If an Originator receives a Defaulted Loans Notice from the Cash Manager identifying any Defaulted Loan over which it has previously declared a trust in favour of the LLP absolutely, then that Defaulted Loan will be attributed a reduced weighting in the calculation of the Asset Coverage Test and the Amortisation Test as at the relevant Calculation Date. In addition, the relevant Originator may, at its option, re-acquire or have released to it the beneficial interest in a Defaulted Loan for an amount equal to its True Balance as at the date of re-acquisition or release.

General ability to re-acquire

Prior to the occurrence of an Issuer Event of Default or a Pool Event, the relevant Originator may with the consent of the LLP (at its discretion) from time to time re-acquire or have released to it the beneficial interest in a Loan and its Related Security over which it has previously declared a trust in favour of the LLP, from the LLP for an acquisition price of not less than the aggregate True Balance of the relevant Loan.

Right of Pre-emption

Under the terms of the Originator Trust Deed, each Originator has a right of pre-emption in respect of any sale, in whole or in part, of the LLP's beneficial interest in Selected Loans and their Related Security over which it has previously declared a trust in favour of the LLP absolutely (see *LLP Deed – Sale of Beneficial Interest in Selected Loans and their Related Security following the occurrence of a Breach Notice* and *LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of a Notice to Pay, an event triggering Automatic Issuer Acceleration or otherwise*).

However, the relevant Originator will not be entitled to re-acquire or have released to it (or seek to make an offer to re-acquire) the LLP's beneficial interest in any relevant Loan and its Related Security if an Insolvency Event in relation to it has occurred and is continuing. Any re-acquisition by or release to the relevant Originator of the LLP's beneficial interest in any relevant Loans and Related Security shall be deemed to include the following representations and warranties by the relevant Originator as of the date of the delivery of the relevant notice to the LLP (which will also be deemed to be repeated by the relevant Originator as at the date of completion of any re-acquisition):

(a) that no Insolvency Event has occurred in relation to it which is continuing;

(b) that as regards the re-acquisition and release:

  (i) it is not influenced by a desire to give a preference to any person as contemplated by Section 286 of the Companies Act, 1963 or Section 239 of the Insolvency Act (as applicable) nor to put any of its property, undertaking nor assets beyond the reach of any of its creditors;

  (ii) it is not influenced by a desire to improperly dispose of any of its property with the effect of perpetrating a fraud on itself, its creditors or members as contemplated by Section 139 of the Companies Act, 1990 or Section 423 of the Insolvency Act (as applicable); and

  (iii) it is satisfied that the delivery of the notice and the re-acquisition or release has been and will be made in good faith, with full and fair equivalence of consideration, that the re-acquisition and release will be on an arms length basis and that the appropriate commercial benefit will accrue to it.

The LLP will serve on the relevant Originator a Selected Loan Offer Notice offering to sell its beneficial interest in those Selected Loans and their Related Security over which such Originator has previously declared a trust in favour of the LLP for an offer price which is:

(A) prior to the service of a Notice to Pay or the occurrence of an Automatic Issuer Acceleration equal to the greater of: (i) the then aggregate of the True Balance of the Selected Loans and (ii) the Adjusted Required Redemption Amount, subject to the offer being accepted by the relevant Originator within ten Business Days; and

(B) after the service of a Notice to Pay or the occurrence of an Automatic Issuer Acceleration equal to the greater of: (i) the then aggregate of the True Balance of the Selected Loans, (ii) the Fair Market Value of the Selected Loans and (iii) the Adjusted Required Redemption Amount

subject in each case to the offer being accepted by the relevant Originator within ten Business Days.

If an Issuer Event of Default or a Pool Event has occurred but no liquidator, examiner or administrator has been appointed to the relevant Originator, such Originator's right to accept the offer (and therefore its right of pre-emption) will be conditional upon the delivery by the relevant Originator of a solvency certificate to the LLP and the Security Trustee. If the relevant Originator rejects the LLP's offer or fails to accept it in accordance with the foregoing, the LLP will offer to sell the beneficial interest in Selected Loans and their Related Security to other Purchasers (as described under *LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of a Breach Notice* and *LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of a Notice to Pay, an event triggering Automatic Issuer Acceleration or otherwise* below).

If the relevant Originator accepts the LLP's offer to sell the LLP's beneficial interest in the Selected Loans and their Related Security over which such Originator has previously declared a trust in favour of the LLP absolutely, the LLP will, within three Business Days of such acceptance, serve a Selected Loan Re-Acquisition Notice on the relevant Originator. The relevant Originator will sign and return a duplicate copy of the Selected Loan Re-Acquisition Notice with copy to the Security Trustee and will re-acquire or have released to it from the LLP free from the Security created by and pursuant to the Deed of Charge the LLP's beneficial interest in the relevant Selected Loans and their Related Security (and any other Loan secured or intended to be secured by that Related Security or any part of it) referred to in the relevant Selected Loan Re-Acquisition Notice. Completion of the re-acquisition by, or release to, the relevant Originator of the beneficial interest in Selected Loans and their Related Security will take place on the LLP Payment Date next occurring after receipt of the Selected Loans Re-Acquisition Notice(s) or such date as the LLP may direct in the Selected Loans Re-Acquisition Notice (provided that such date is not later than the earlier to occur of the date which is: (a) ten Business Days after returning the Selected Loan Re-Acquisition Notice to the LLP; and (b) the Final Maturity Date of the Earliest Maturing Covered Bonds).

For the purposes hereof:

Adjusted Required Redemption Amount means, the Sterling Equivalent of the Required Redemption Amount, plus or minus (where applicable) the Sterling Equivalent of any swap termination amounts payable under the Covered Bond Swap Agreement to or by the LLP in respect of the relevant Series of Covered Bonds less (where applicable) amounts standing to the credit of the GIC Account and the Excess Proceeds Account and the Sterling Equivalent of the principal balance of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay amounts ranking higher in the Guarantee Priority of Payments than the Scheduled Principal and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds) plus or minus any swap termination amounts payable by or to the LLP under the Interest Rate Swap Agreement.

Fair Market Value means the fair market value of the Selected Loans as agreed by an independent investment bank of international repute.

Required Redemption Amount means, in respect of a Series of Covered Bonds, the amount calculated as follows:

the Principal Amount Outstanding of the relevant Series of Covered Bonds X 1+ Negative Carry Factor / (days to maturity of the relevant Series of Covered Bonds/365)

Further drawings under Loans

Each Originator is solely responsible for funding all Additional Loan Advances and interest payments which would have been made by Borrowers in respect of Loans over which it has previously declared a trust pursuant to the Originator Trust Deed, if any.

The amount of the relevant Originator's Capital Contribution will be increased by the amount of the funded Additional Loan Advances as set out in the LLP Deed and the payments of the LLP to the relevant Originator Trust shall be deemed increased accordingly.

New Originators

In the future, any New Originator that wishes to declare a trust over Loans and their Related Security in favour of the LLP absolutely will accede to, *inter alia,* the Originator Trust Deed or enter into a new Originator trust deed. The declaration of trust over New Loans and their Related Security by New Originators will be subject to certain conditions, including the following:

- each New Originator accedes to the terms of the LLP Deed as Member (with such subsequent amendments as may be agreed by the parties thereto) in each case so that it has, in relation to such New Loans and their Related Security substantially the same rights and obligations as the relevant Originator and the relevant Originator Trustee had in relation to those Loans and their Related Security comprised in the Initial Portfolio subject to the relevant Originator Trust under the LLP Deed;
- each New Originator accedes to the terms of the Originator Trust Deed (with such subsequent amendments as may be agreed by the parties thereto) or enters into a new Originator trust deed with the LLP and the Security Trustee, in each case so that it has, in relation to such New Loans and their Related Security substantially the same rights and obligations as the relevant Originator and the relevant Originator Trustee had in relation to those Loans and their Related Security comprised in the Initial Portfolio under the Originator Trust Deed;
- each New Originator accedes to the Programme Agreement and enters into such other documents as may be required by the Security Trustee and/or the LLP (acting reasonably) to give effect to the addition of a New Originator to the transactions contemplated under the Programme;
- such New Loans and their Related Security to be held under a trust declared in favour of the LLP absolutely comply with the Eligibility Criteria set out in the Originator Trust Deed;
- such New Loans and their Related Security to be held under a trust declared in favour of the LLP absolutely have been originated in accordance with the lending criteria of the New Originator, which may not differ in substance from the Lending Criteria;
- either the relevant Servicer services such New Loans and their Related Security on the terms set out in the Servicing Agreement (with such subsequent amendments as may be agreed by the parties thereto) or the New Originator (or its nominee) enters into a servicing agreement with the LLP and the Security Trustee which sets out the servicing obligations of the New Originator

(or its nominee) in relation to such New Loans and their Related Security and which is on terms substantially similar to the terms set out in the Servicing Agreement (fees, if any, payable to the relevant Servicer or the New Originator (or its nominee) acting as servicer of such New Loans and their Related Security would be determined on the date of the accession of the New Originator to the Programme); and

- the Security Trustee is satisfied that the accession of a New Originator to the Programme is not materially prejudicial to holders of the Covered Bonds and has received a Rating Agency Confirmation in relation thereto.

If the above conditions are met, the consent of holders of the Covered Bonds will not be obtained to the accession of a New Originator to the Programme.

The Originator Trust Deed is governed by English law (provided that any terms of the Originator Trust Deed which are particular to the laws of Scotland shall be construed in accordance with Scots law).

Servicing Agreement

Pursuant to the terms of the Servicing Agreement entered into on the Programme Date between the LLP, the Originators, Anglo Irish and AIAF (each in its capacity as Servicer and trustee under the relevant Originator Trust) and the Security Trustee, the relevant Servicer has agreed to service on behalf of the LLP, the relevant Originator Trustee and the relevant Originator the Loans and their Related Security subject to the relevant Originator Trust.

The Servicer will be required to administer the Loans in accordance with the Servicing Agreement and, amongst others:

- as if no trust was declared by the relevant Originator over its Loans and the Related Security in favour of the LLP absolutely;
- provide the services in such manner and with the same level of skill, care and diligence as would a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK whilst complying with the Servicing Standard; and
- in accordance with the relevant Servicer's administration, arrears and enforcement policies and procedures forming part of the relevant Servicer's policy from time to time as they apply to those Loans.

The relevant Servicer's actions in servicing the Loans in accordance with its procedures will be binding on the LLP, the relevant Originator and the Secured Creditors.

The relevant Servicer will have the power to exercise the rights, powers and discretions and to perform the duties of the relevant Originator and the relevant Originator Trustee in relation to the Loans and their Related Security that it is servicing pursuant to the terms of the Servicing Agreement, and to do anything which it reasonably considers necessary or convenient or incidental to the administration of those Loans and their Related Security.

Undertakings of the Servicer

Pursuant to the terms of the Servicing Agreement, the relevant Servicer will undertake in relation to those Loans and their Related Security that it is servicing, *inter alia*, to:

- keep records and accounts in relation to the Loans subject to the relevant Originator Trust;
- keep the Loan Files and Title Deeds in its possession or under its control in safe custody and maintain records necessary to enforce each Mortgage and to provide the relevant Originator, the relevant Originator Trustee, the LLP and the Security Trustee with access to the Title Deeds and other records relating to the administration of the Loans and their Related Security subject to the Originator Trust;
- maintain a register in respect of the Portfolio subject to the Originator Trust;
- make available to the relevant Originator, the LLP, the relevant Originator Trustee, the Rating Agency and the Security Trustee a report on a quarterly basis (or monthly for as long as the Issuer's long-term, unsecured, unsubordinated and unguaranteed debt obligations are rated less than Baa1 by Moody's) containing information about the Loans and their Related Security then comprised in the Portfolio subject to the relevant Originator Trust;
- assist the Cash Manager in the preparation of a quarterly asset coverage report in accordance with the Cash Management Agreement;
- take all reasonable steps to recover all sums due to the LLP and/or the relevant Originator, including instituting proceedings and enforcing any relevant Loan or Mortgage held under the relevant Originator Trust using the discretion of a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK in applying the enforcement procedures forming part of the relevant Originator's policy; and
- enforce any Loan which is in default in accordance with the relevant Originator's enforcement procedures or, to the extent that such enforcement procedures are not applicable having regard to the nature of the default in question, with the usual procedures undertaken by a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK on behalf of that Originator, provided that any action undertaken is not materially prejudicial to the interests of the LLP.

The relevant Servicer undertakes that in the event of the Account Bank being assigned a short term rating of P-2 or lower by Moody's, then it shall redirect any direct debits or other forms of payments from Borrowers into accounts controlled by it in respect of Loans to a designated account held with a stand-by account bank having at least a short term rating of P-1 by Moody's. The relevant Servicer also undertakes that, on the relevant Servicer ceasing to be assigned a long-term unsecured, unguaranteed and unsubordinated debt obligation rating by Moody's of at least Baa2, the relevant Servicer will use reasonable efforts to enter into a new or a stand-by servicing agreement (in such form as the LLP and the Security Trustee shall reasonably require) with a third party as stand-by servicer within 60 days.

Compensation

As full compensation for its servicing duties and activities and as reimbursement for any expense incurred by it in connection therewith, the relevant Servicer or any substitute servicer which is a member of the Anglo Irish Group is entitled to receive the fee from the LLP as set out in Servicing Agreement. If, however, a servicer is appointed from outside the Anglo Irish Group, the level of this fee may be amended.

Removal or resignation of the relevant Servicer

The LLP and the Security Trustee may, upon written notice to the relevant Servicer, terminate that Servicer's rights and obligations immediately if any of the following events (each a **Servicer Termination Event** and, each of the first three events set out below, a **Servicer Event of Default**) occurs:

- that Servicer defaults in the payment of any amount due to the LLP under the Servicing Agreement and fails to remedy that default for a period of 10 Business Days after the earlier of the Servicer becoming aware of the default and receipt by that Servicer of written notice from the Security Trustee or the LLP requiring the same be remedied;

- that Servicer fails to comply with or observe any of its other covenants, undertakings or obligations under the Servicing Agreement which failure in the opinion of the Security Trustee is materially prejudicial to holders of the Covered Bonds and does not remedy that failure within the earlier of 30 Business Days after becoming aware of the failure and receipt by the relevant Servicer of written notice from the Security Trustee and the LLP requiring the same be remedied;

- an Insolvency Event occurs in relation to that Servicer;

- that Servicer fails to obtain or maintain any licence or regulatory approval as may be required at any time under any applicable law or regulation to enable it to carry out the services under the Servicing Agreement; or

- the LLP resolves, after due consideration and acting reasonably, that the appointment of the Servicer should be terminated.

Subject to the fulfilment of a number of conditions, the relevant Servicer may voluntarily resign by giving not less than three months' notice to the Security Trustee, the relevant Originator, the relevant Originator Trustee and the LLP provided that a substitute servicer with a management team with experience of administering commercial mortgages in the United Kingdom has been appointed and enters into a servicing agreement with the LLP, the relevant Originator, the relevant Originator Trustee and the Security Trustee substantially on the same terms as the Servicing Agreement. The resignation of the Servicer is conditional on the resignation having no material adverse effect on the then current ratings of the Covered Bonds unless the holders of the Covered Bonds agree otherwise by Extraordinary Resolution.

If the appointment of a Servicer is terminated, that Servicer must deliver the Title Deeds and Loan Files relating to the Loans administered by it to, or at the direction of, the relevant Originator. The Servicing Agreement will terminate at such time as the LLP has no further interest in any of the Loans or their Related Security subject to the Originator Trusts and serviced under the Servicing Agreement.

The Servicer may sub-contract or delegate the performance of its duties under the Servicing Agreement provided that it meets conditions as set out in the Servicing Agreement.

Neither the Bond Trustee nor the Security Trustee is obliged to act as servicer in any circumstances.

The Servicing Agreement is governed by English law (provided that any terms of the Servicing Agreement which are particular to the laws of Scotland shall be construed in accordance with Scots law) and will be made by way of deed.

Asset Monitor Agreement

Under the terms of the Asset Monitor Agreement entered into on the Programme Date between the Asset Monitor, the LLP, the Cash Manager and the Security Trustee, the Asset Monitor has agreed, subject to due receipt of the information to be provided by the Cash Manager to the Asset Monitor, to report on the arithmetic accuracy of the calculations performed by the Cash Manager on the First Issue Date or on the Calculation Date immediately prior to each anniversary of the Programme Date, as applicable, with a view to confirmation of compliance by the LLP with the Asset Coverage Test, the Portfolio Criteria or the Amortisation Test, as applicable, on that Calculation Date.

If the long-term ratings of the Cash Manager or the Issuer fall below Baa1 by Moody's, or if a Breach Notice has been served and has not been revoked, the Asset Monitor will, subject to receipt of the relevant information from the Cash Manager, be required to report on such arithmetic accuracy in respect of the First Issue Date or every Calculation Date, as applicable and, following a determination by the Asset Monitor of any errors in the calculations performed by the Cash Manager such that the Portfolio has not satisfied the Asset Coverage Test or the Portfolio Criteria on the applicable Calculation Date (where the Cash Manager had recorded it as being satisfied) or the Adjusted Aggregate Asset Amount or the Amortisation Test Aggregate Loan Amount is mis-stated by an amount exceeding 1 per cent. of the Adjusted Aggregate Asset Amount or the Amortisation Test Aggregate Loan Amount, as applicable, (as at the date of the relevant Asset Coverage Test, the relevant Portfolio Criteria or the relevant Amortisation Test), the Asset Monitor will be required to conduct such tests for a period of six months thereafter in respect of every Calculation Date occurring during that six month period.

The Asset Monitor is entitled, in the absence of manifest error, to assume that all information provided to it by the Cash Manager for the purpose of reporting on the arithmetic accuracy is true and correct and not misleading, and is not required to conduct an audit or otherwise take steps to verify the accuracy of any such information. The Asset Monitor Report will be delivered to the Cash Manager, the LLP, the Issuer, the Bond Trustee and the Security Trustee.

As at the Programme Date, the LLP will pay to the Asset Monitor a fee per test for the tests to be performed and reports to be issued by the Asset Monitor in the amount set out in the Asset Monitor Agreement.

The LLP may, at any time, only with the prior written consent of the Security Trustee, terminate the appointment of the Asset Monitor by giving at least 60 days' prior written notice to the Asset Monitor, and the Asset Monitor may, at any time, resign by giving at least 60 days' prior written notice to the LLP and the Security Trustee, provided that in each case such termination may not be effected unless and until a replacement has been found by the LLP (such replacement to be approved by the Security Trustee unless the replacement is an accountancy firm of national standing) which agrees to perform the duties (or substantially similar duties) of the Asset Monitor set out in the Asset Monitor Agreement.

Upon giving notice of resignation, the LLP shall immediately use its best endeavours to appoint a replacement (such replacement to be approved by the Security Trustee) to provide the services set out in the Asset Monitor Agreement. If a replacement is not appointed by the date which is 30 days prior to the date when tests are to be carried out in accordance with the terms of the Asset Monitor Agreement, then the LLP shall use all reasonable endeavours to appoint an accountancy firm of national standing to carry out the relevant tests on a one-off basis, provided that such appointment is approved by the Security Trustee.

Neither the Bond Trustee nor the Security Trustee will be obliged to act as Asset Monitor in any circumstances.

The Asset Monitor Agreement is governed by English law.

LLP Deed

The Members of the LLP have agreed to operate the business of the LLP in accordance with the terms of a limited liability partnership deed entered into on the Programme Date between the LLP, Anglo Irish, AIAF, the Liquidation Member, the Bond Trustee and the Security Trustee (such limited liability partnership deed as amended and/or supplemented and/or restated from time to time, the **LLP Deed**).

Members

As at the date of this Offering Circular, each of the Original Originators and the Liquidation Member is a member (each a **Member**, and together with any other members from time to time, the **Members**) of the LLP. Anglo Irish and the Liquidation Member are designated members (each a **Designated Member**, and together with any other designated members from time to time, the **Designated Members**) of the LLP. The Designated Members shall have such duties as are specified in the LLPA 2000 or otherwise at law and in the LLP Deed. The LLP Deed requires that there will at all times be at least two Designated Members of the LLP.

For so long as Covered Bonds are outstanding, if an administrator, examiner or a liquidator is appointed to Anglo Irish or AIAF, the Liquidation Member may, by written notice to the LLP, appoint another Member as a Designated Member or may, at its sole discretion (acting on behalf of itself and the other Members), admit a New Member to the LLP (in each case with the prior written consent of the Security Trustee).

No New Member may be otherwise appointed without the consent of the Security Trustee and the receipt by the Issuer or the Security Trustee of a Rating Agency Confirmation.

Capital Contributions

From time to time Anglo Irish and AIAF (each in their capacities as a Member) will make Capital Contributions to the LLP. Capital Contributions may be made in cash or in kind (e.g. through a declaration of trust over Loans and their Related Security in favour of the LLP absolutely). On each Calculation Date (the **relevant Calculation Date**) or the date that the LLP is wound up, the Capital Contributions of the Members (other than the Liquidation Member) shall be recalculated and the Capital Contribution of each such Member will be an amount calculated in Sterling (and to the extent that any amount denominated in a currency other than Sterling, converted into Sterling at the relevant Covered Bond Swap Rate) as follows:

$$A - B - C + D + E$$

Where,

A = the Capital Contribution Balance of the relevant Member on the last day of the immediately preceding Calculation Period (or in the case of the first Calculation Date in relation to that Member, the Opening Capital Contribution Balance of that Member);

B = the amount of any Capital Distribution to be paid to the relevant Member on the next following LLP Payment Date or paid from the proceeds of a Term Advance;

C = the amount of any Losses on the Loans in the immediately preceding Calculation Period that are attributable to Loans held under the relevant Originator Trust corresponding to a Capital Contribution in Kind by the relevant Member to the LLP and which have not been or will not be released from the relevant Originator Trust under the Originator Trust Deed or the beneficial interest in which has not been sold by the LLP on or before the next following LLP Payment Date;

D = any increase in the True Balance of Loans in the immediately preceding Calculation Period due to the relevant Member making an Additional Loan Advance to a Borrower, where the relevant Member had declared a trust over that Loan under the Originator Trust Deed; and

E = any Capital Contribution (other than those set out in item D above) made by the relevant Member to the LLP in the immediately preceding Calculation Period.

On any increase in the True Balance of the Loans due to the relevant Originator making an Additional Loan Advance to a Borrower over which Additional Loan Advance that Originator declares a trust in favour of the LLP absolutely, such Originator will be deemed to have made a Capital Contribution in Kind by that Originator (in its capacity of Member) in respect of that Loan in an amount equal to the relevant increase, the capital represented by such Capital Contribution in Kind being deemed to constitute a Trust Payment applied under the Originator Trust Deed in respect of the relevant Loans and Related Security.

The Liquidation Member will not make any Capital Contributions to the LLP.

Capital Contributions or returns on Capital Contributions shall only be paid to Members after the LLP has paid or, as applicable, provided for all higher ranking amounts in the relevant Priority of Payments on a Calculation Date and (before the Covered Bonds are repaid) the Portfolio satisfies the Asset Coverage Test and the Portfolio Criteria, except that, subject to written confirmation from the LLP (or the Cash Manager on its behalf) that on the relevant Issue Date it has not been served with a Breach Notice which has not been revoked, proceeds of a Term Advance may be applied by the LLP to make a Capital Distribution to the relevant Originator (in its capacity as Member) in accordance with the Intercompany Loan Agreement.

Pool Event

A **Pool Event** is the occurrence of any of the following:

(a) an Asset Coverage Test Breach Notice has been served and not revoked (in accordance with the terms of the Transaction Documents) on or before the third Cure Date after service of such Asset Coverage Test Breach Notice; or

(b) a Portfolio Criteria Breach Notice has been served and not revoked (in accordance with the terms of the Transaction Documents) on or before the third Cure Date after service of such Portfolio Criteria Breach Notice.

Asset Coverage Test

Under the terms of the LLP Deed, the LLP and the Members (other than the Liquidation Member) shall procure that, for so long as Covered Bonds remain outstanding and no Notice to Pay or LLP Acceleration Notice has been served and no event triggering Automatic Issuer Acceleration has occurred, the Adjusted Aggregate Asset Amount (as defined below) is on each Calculation Date in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date.

If on any Calculation Date, the Adjusted Aggregate Asset Amount is less than the Sterling Equivalent of the aggregate Principal Amount Outstanding of all Covered Bonds as calculated on the relevant Calculation Date, then the LLP (or the Cash Manager on its behalf) will notify the Members, the Bond Trustee and the Security Trustee thereof and the Members (other than the Liquidation Member) will use all reasonable endeavours to declare a trust over sufficient further Loans and their Related Security in favour of the LLP absolutely in accordance with the Originator Trust Deed (see *Summary of the Principal Documents – Originator Trust Deed – Declaration of trust by the Originator over Loans and their Related Security* above) or provide Cash Capital Contributions to ensure that the Asset Coverage Test is met on the next following Cure Date. If the Adjusted Aggregate Asset Amount is less than the Sterling Equivalent of the aggregate Principal Amount Outstanding of all Covered Bonds on the next following Cure Date, the Asset Coverage Test will be breached and the Bond Trustee will serve an Asset Coverage Test Breach Notice on the LLP. The Bond Trustee shall revoke an Asset Coverage Test Breach Notice if, on any Calculation Date falling on or prior to the third Cure Date following the service of an Asset Coverage Test Breach Notice the Portfolio subsequently satisfies the Asset Coverage Test and neither a Notice to Pay nor

an LLP Acceleration Notice has been served and no event triggering Automatic Issuer Acceleration has occurred.

Following service of an Asset Coverage Test Breach Notice (which has not been revoked):

(a) the LLP will be required to sell its beneficial interest in Selected Loans (as described further under *Summary of Principal Documents – LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following service of a Breach Notice* below);

(b) prior to service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice or, if earlier, (a) the occurrence of an event triggering Automatic Issuer Acceleration or (b) the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice, the Pre-Acceleration Revenue Priority of Payments and the Pre-Acceleration Principal Priority of Payments will be modified as more particularly described in *Allocation and distribution of Available Revenue Receipts and Available Principal Receipts following service of a Breach Notice* below; and

(c) the Issuer will not be permitted to make to the LLP and the LLP will not be permitted to borrow from the Issuer any new Term Advances under the Intercompany Loan Agreement.

If an Asset Coverage Test Breach Notice has been served and not revoked on or before the third Cure Date after service of such Asset Coverage Test Breach Notice, then a Pool Event shall occur and the Bond Trustee will be required to serve a Notice to Pay on the LLP.

Adjusted Aggregate Asset Amount means the amount calculated on each Calculation Date or Cure Date, as applicable, as follows:

$$A + B + C - Z$$

A = the lower of:

(i) the aggregate Asset Amount True Balance of all Loans subject to the Originator Trust as calculated on the relevant Calculation Date or Cure Date, as applicable; and

(ii) the aggregate Adjusted True Balance of all Loans subject to the Originator Trust as calculated on the relevant Calculation Date or Cure Date, as applicable, ***divided by*** the Portfolio Overcollateralisation Rate;

B = the sum of the amount of any cash standing to the credit of the GIC Account and the principal amount of any Authorised Investments (excluding any Revenue Receipts received in the immediately preceding Calculation Period);

C = 98% per cent. of the aggregate outstanding principal balance of any Substitution Assets; and

Z = as of the relevant Calculation Date or the Cure Date, as applicable, the weighted average remaining maturity (in years) of the Covered Bonds outstanding multiplied by the Negative Carry Factor ***multiplied by*** the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds; and

Asset Amount True Balance means, the lower of:

(a) 60 per cent. of the Current Valuation multiplied by M; and

(b) the actual Adjusted True Balance of the Loan multiplied by M,

in each case excluding any amounts relating to any Loan or its Related Security subject to the relevant Originator Trust that was, in the immediately preceding Calculation Period, in breach of the Representations and Warranties contained in the Originator Trust Deed or subject to any other obligation of the relevant Originator to re-acquire or have released to it the beneficial interest in the relevant Loan and its Related Security, and in each case where the relevant Originator has not re-acquired or had released to it the beneficial interest in the relevant Loan and in other Loans secured on the same Property and its or their Related Security to the extent required by the terms of the Originator Trust Deed, an amount equal to the Adjusted True Balance of the relevant Loan or Loans (as calculated on the relevant Calculation Date or the relevant Cure Date, as applicable).

For all the Loans that are less than one months in arrears or not in arrears M = 1, for all the Loans that are one month or more in arrears M = 0.75 and for all Loans that are in Default M = 0;

Defaulted Loan means a Loan that is contractually in arrears at least 90 days.

Portfolio Overcollateralisation Rate means 117 per cent.

The **Negative Carry Factor** is (i) 0.25 per cent. if the weighted average margin over LIBOR for three months Sterling Deposits of the interest rate payable on the Covered Bonds is less or equal to 0.1 per cent. per annum or (ii) 0.25 per cent. plus that margin minus 0.1 per cent., if that margin is greater than 0.1 per cent. per annum (provided that if the weighted average remaining maturity is less than one year, the weighted average shall be deemed, for the purposes of this calculation, to be one).

Amortisation Test

The LLP and the Members (other than the Liquidation Member) shall procure that on each Calculation Date following service of a Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration (but prior to the service of an LLP Acceleration Notice on the LLP) the Amortisation Test Aggregate Loan Amount will be in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date.

If on any Calculation Date following service of Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration (but prior to the service of an LLP Acceleration Notice on the LLP) the Amortisation Test Aggregate Loan Amount is less than the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date, then the Amortisation Test will be deemed to be breached and an LLP Event of Default will occur. The LLP (or the Cash Manager on its behalf) will immediately notify the Members, the Security Trustee and (whilst Covered Bonds are outstanding) the Bond Trustee of any breach of the Amortisation Test and the Bond Trustee shall be entitled to serve an LLP Acceleration Notice in accordance with the Conditions.

The **Amortisation Test Aggregate Loan Amount** will be calculated on each Calculation Date as follows:

$$A + B + C - Z$$

where,

A = the Amortisation Test True Balance of each Loan subject to the Originator Trust;

B = the sum of the amount of any cash standing to the credit of the GIC Account and the Excess Proceeds Account and the principal amount of any Authorised Investments (excluding any Revenue Receipts received in the immediately preceding Calculation Period);

C = 98 per cent. of the aggregate outstanding principal balance of any Substitution Assets;

Z = as of the relevant Calculation Date, the weighted average remaining maturity (in years) of the Covered Bonds outstanding multiplied by the Negative Carry Factor ***multiplied by*** the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds; and

Amortisation Test True Balance means, the lower of

(a) 90 per cent. of the Current Valuation multiplied by M ;and

(b) the actual Adjusted True Balance of the Loan multiplied by M,

in each case excluding any amounts relating to any Loan or its Related Security subject to the relevant Originator Trust that was, in the immediately preceding Calculation Period, in breach of the Representations and Warranties contained in the Originator Trust Deed or subject to any other obligation of the relevant Originator to re-acquire or had released to it the beneficial interest in the relevant Loan and its Related Security, and in each case where the relevant Originator has not re-acquired or had released to it the beneficial interest in the relevant Loan and in other Loans secured on the same Property and its or their Related Security to the extent required by the terms of the Originator Trust Deed, an amount equal to the Adjusted True Balance of the relevant Loan or Loans (as calculated on the relevant Calculation Date).

For all the Loans that are less than one months in arrears or not in arrears M = 1, for all the Loans that are one month or more in arrears M = 0.75 and for all Loan that are in Default M = 0.

Sale of beneficial interest in Selected Loans and their Related Security following service of a Breach Notice

After service of a Breach Notice (which has not been revoked) but prior to (i) the service of a Notice to Pay on the LLP, (ii) the occurrence of an event triggering Automatic Issuer Acceleration or (iii) the service of an LLP Acceleration Notice, the LLP will be obliged to sell its beneficial interest in Selected Loans and their Related Security in the Portfolio subject to the Originator Trusts in accordance with the LLP Deed (as described below), subject to the rights of pre-emption enjoyed by the relevant Originator to re-acquire or have released to it the LLP's beneficial interest in the Selected Loans and their Related Security pursuant to the Originator Trust Deed and subject to any Cash Capital Contribution made by the Members. The proceeds from any such sale or refinancing will be credited to the GIC Account and applied as set out in the Priorities of Payments (see *Allocation and distribution of Available Revenue Receipts and Available Principal Receipts following service of a Breach Notice* below).

Sale of beneficial interest in Selected Loans and their Related Security following service of a Notice to Pay, an event triggering Automatic Issuer Acceleration or otherwise

After a Notice to Pay has been served on the LLP or an event triggering Automatic Issuer Acceleration has occurred or after the LLP being so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds but prior to service of an LLP Acceleration Notice, the LLP will be obliged to sell its beneficial interest in Selected Loans and their Related Security in the Portfolio in accordance with the LLP Deed (as described below), subject to the rights of pre-emption enjoyed by the relevant Originator to re-acquire or have released to it the LLP's beneficial interest in the Selected Loans and their Related Security pursuant to the Originator Trust Deed. The proceeds from any such sale or refinancing will be credited to the GIC Account and applied as set out in the relevant Priority of Payments (see *Allocation and distribution of Available Revenue Receipts and Available Principal Receipts following service of a Notice to Pay* below).

Method of sale of beneficial interest in Selected Loans

If the LLP is required to sell its beneficial interest in Selected Loans and their Related Security to Purchasers following either the service of a Breach Notice (if not revoked) or a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration or after the LLP being so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds, the LLP will be required to ensure that before offering the beneficial interests in Selected Loans for sale:

(a) the Selected Loans have been selected from the Portfolio with due regard to the interests of Covered Bondholders and in a manner such that either (i) the Loans and Related Security remaining in the Portfolio subject to the Originator Trusts after such selection satisfy the Portfolio Criteria or (ii) such of the Portfolio Criteria which were not satisfied prior to such selection are not further moved from compliance immediately following such selection; and

(b) the Selected Loans have an aggregate True Balance in an amount (the **Required True Balance Amount**) which is as close as possible to the amount calculated as follows:

  (i) following the service of a Breach Notice (but prior to service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration) or if the LLP is so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds, such amount that would ensure that, if the beneficial interest in the Selected Loans were sold at their True Balance, the Portfolio would satisfy the Asset Coverage Test on the next Cure Date taking into account the payment obligations of the LLP on the Payment Date following that Cure Date (assuming for this purpose that the Breach Notice is not revoked on the next Cure Date); or

  (ii) following service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration:

$$N \times \frac{\text{Adjusted True Balance of all Loans in the Portfolio}}{\text{the Sterling Equivalent of the Required Redemption Amount in respect of each Series of Covered Bonds then outstanding}}$$

  where "N" is an amount equal to the Sterling Equivalent of the Required Redemption Amount of the Earliest Six Months Maturing Covered Bonds less amounts standing to the credit of the GIC Account and the Excess Proceeds Account and the principal amount of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay higher ranking amounts in the Guarantee Priority of Payments and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds).

The LLP will offer its beneficial interest in the Selected Loans and their Related Security for sale to Purchasers for the best price reasonably available but in any event:

(a) following the service of a Breach Notice (but prior to the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration) or if the LLP is so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds, for an amount not less than the True Balance of the Selected Loans; and

(b) following service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, for an amount not less than the Adjusted Required Redemption Amount,

provided that the beneficial interest in Selected Loans may be sold at any time without regard to (a) and (b) above with the prior consent of, or if directed to do so by, the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds.

Following the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, if the LLP's beneficial interest in the Selected Loans and their Related Security have not been sold (in whole or in part) in an amount equal to the Adjusted Required Redemption Amount (or such other amount as consented to, or directed by, the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds) by the date which is six months prior to the Extended Due for Payment Date in respect of the Earliest Maturing Covered Bonds (after taking into account all payments, provisions and credits to be made in priority thereto), then the LLP will offer its beneficial interest in the Selected Loans for sale for the best price reasonably available notwithstanding that such amount may be less than the Adjusted Required Redemption Amount.

Following the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, in addition to offering its beneficial interest in Selected Loans for sale to Purchasers in respect of the Earliest Six Months Maturing Covered Bonds, the LLP (subject to the rights of pre-emption enjoyed by the relevant Originator pursuant to the Originator Trust Deed) is permitted to offer for sale its beneficial interest in a portfolio of Selected Loans, in accordance with the provisions summarised above, in respect of other Series of Covered Bonds.

The LLP is also permitted to offer for sale to Purchasers its beneficial interest in a Partial Portfolio. Except in circumstances where the LLP's beneficial interest in the portfolio of Selected Loans is being sold within six months of the Extended Due for Payment Date in respect of the Series of Covered Bonds to be repaid from such proceeds, the sale price of the LLP's beneficial interest in the Partial Portfolio (as a proportion of the Adjusted Required Redemption Amount) shall be at least equal to the proportion that the Partial Portfolio bears to the relevant portfolio of Selected Loans.

The LLP will through a tender process appoint a portfolio manager of recognised standing on a basis intended to incentivise the portfolio manager to achieve the best price for the sale of its beneficial interest in the Selected Loans (if such terms are commercially available in the market) to advise it in relation to the sale of its beneficial interest in the Selected Loans to Purchasers (except where the relevant Originator is acquiring the beneficial interest in the Selected Loans in accordance with their right of pre-emption in the Originator Trust Deed). The terms of the agreement giving effect to the appointment in accordance with such tender shall be approved by the Security Trustee.

In respect of any sale or refinancing of the beneficial interest in Selected Loans and their Related Security following (i) service of a Breach Notice (if not revoked), (ii) service of a Notice to Pay, (iii) the occurrence of an event triggering Automatic Issuer Acceleration or (iv) the instructions of the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds, the LLP will instruct the portfolio manager to use all reasonable endeavours to procure that its beneficial interest in Selected Loans is sold as quickly as reasonably practicable (in accordance with the recommendations of the portfolio manager and with the consent of the Security Trustee) taking into account the market conditions at that time and the scheduled repayment dates of the Covered Bonds and the terms of the LLP Deed.

The terms of any sale and purchase agreement with respect to the sale of the beneficial interest in Selected Loans (which shall give effect to the recommendations of the portfolio manager) will be subject to the prior written approval of the Security Trustee (and in case of a sale of the beneficial interest in Selected Loans without regard to paragraphs (a) and (b) above, with the prior consent of, or if directed to do so by, the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds)). The Security Trustee will not be required to release the LLP's beneficial interest in the

Selected Loans from the Security unless the conditions relating to the release of the Security (as described under *Summary of the Principal Documents – Deed of Charge – Release of Security* below) are satisfied.

Following the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, if Purchasers accept the offer or offers from the LLP so that its beneficial interest in some or all of the Selected Loans shall be sold prior to the next following Extended Due for Payment Date in respect of the Earliest Maturing Covered Bonds, then the LLP will, subject to the foregoing paragraph, enter into a sale and purchase agreement with the relevant Purchasers which will require *inter alia* a cash payment from the relevant Purchasers. Any such sale will not include any Representations and Warranties from the LLP unless expressly agreed by the Security Trustee or any Representations and Warranties from the relevant Originator in respect of the Loans and the Related Security subject to the Originator Trusts unless otherwise agreed with the relevant Originator.

Covenants and undertakings of the LLP and the Members

Each of the Members covenants and undertakes that, subject to the terms of the Transaction Documents, it will not, and will not purport to, sell, transfer, convey, charge, declare a trust over, create any beneficial interest in or otherwise dispose of its interest in the LLP without the prior written consent of the LLP and, whilst the Covered Bonds are outstanding, the Security Trustee. Whilst any amounts are outstanding in respect of the Covered Bonds, each of the Members undertakes not to terminate or purport to terminate the LLP Deed or institute any winding-up, administration, insolvency or similar proceedings against the LLP.

The LLP covenants and undertakes *inter alia* that it will not, save with the prior written consent of the LLP Management Committee (and, for so long as any Covered Bonds are outstanding, with the prior written consent of the Security Trustee) or as envisaged by or provided in the Transaction Documents to which the LLP is a party:

(a) create or permit to subsist any security interest over the whole or any part of its assets or undertakings, present or future (unless arising by operation of law) or unless created or permitted under or pursuant to the Deed of Charge;

(b) transfer, sell, lend, part with or otherwise dispose of, deal with or grant any option or present or future right to acquire any of its assets or undertakings or any interest therein or thereto or agree or attempt or purport to do so;

(c) have an interest in a bank account, other than as set out in the Transaction Documents;

(d) incur any indebtedness in respect of borrowed money whatsoever or give any guarantee or indemnity in respect of any such indebtedness;

(e) consolidate or merge with or transfer its properties or assets substantially as an entirety to any other person;

(f) have any employees, premises or subsidiaries;

(g) acquire any assets other than pursuant to the Originator Trust Deed, the Cash Management Agreement and the LLP Deed;

(h) enter into any contracts, agreements or other undertakings;

(i) compromise, compound or release any debt due to it;

(j) commence, defend, settle or compromise any litigation or other claims relating to it or any of its assets;

(k) establish any "establishment" as that term is used in Article 2(h) of the EU Insolvency Regulation;

(l) engage in any activities in the United States (directly or through agents) or derive any income from United States sources as determined under United States income tax principles or hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under United States tax principles;

(m) maintain its registered office and its head office and its "centre of main interest" as the term is used in Article 3(i) of the EU Insolvency Regulation in any other jurisdiction than England and Wales; and

(n) be a member of any VAT Group.

Limit on Investing in Substitution Assets and Authorised Investments

For as long as no Substitution Cessation Event has occurred and is continuing, the LLP will be permitted to invest Available Revenue Receipts, Available Principal Receipts and the proceeds of Term Advances standing to the credit of the GIC Account in Substitution Assets, provided that the aggregate amount so invested in Substitution Assets does not exceed 15 per cent. of the total assets of the LLP at any one time and provided that such investments are made in accordance with the terms of the Cash Management Agreement. Depositing such amounts in any LLP Account will not constitute an investment in Substitution Assets for these purposes.

For as long as a Substitution Cessation Event has occurred and is continuing, all Substitution Assets must be sold by the LLP (or the Cash Manager on its behalf) as quickly as reasonably practicable and the proceeds credited to the GIC Account and the LLP will be permitted to invest all available monies in Authorised Investments, provided that such investments are made in accordance with the terms of the Cash Management Agreement.

There is no limit on the amounts that the LLP shall be entitled to invest in Authorised Investments.

Other Provisions

The allocation and distribution of Revenue Receipts, Principal Receipts and all other amounts received by the LLP is described under *Cashflows* below.

The LLP Management Committee, comprised as at the date of this Offering Circular of directors, officers and/or employees of Anglo Irish, AIAF and the Liquidation Member, will act on behalf of the LLP to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters. Any decision by the LLP Management Committee relating to the admission of a New Member, any change in the LLP's business, any change to the LLP's name and any amendment to the LLP Deed, will be made, whilst any Covered Bonds are outstanding, with the consent of the Security Trustee.

For so long as any amounts are outstanding under any Covered Bonds or the Covered Bond Guarantee are outstanding, each Member has agreed that it will not terminate or purport to terminate the LLP Deed or institute any winding-up, administration, insolvency or other similar proceedings against the LLP. Furthermore, the Members have agreed *inter alia* not to demand or receive payment of any amounts payable by the LLP (or the Cash Manager on its behalf) or the Security Trustee unless all amounts then due and payable by the LLP to all other creditors ranking higher in the relevant Priorities of Payments have been paid in full.

Each Member will be responsible for the payment of its own tax liabilities and will be required to indemnify the LLP and the other Members from any liabilities which they incur as a result of the relevant Member's non-payment.

Following the appointment of a liquidator, an examiner or an administrator to any Member (other than the Liquidation Member), any decisions of the LLP that are reserved to the Members in the LLP Deed shall be made by the Liquidation Member only.

The LLP Deed is governed by English law.

Cash Management Agreement

The Cash Manager will provide certain cash management services to the LLP pursuant to the terms of the Cash Management Agreement entered into on the Programme Date between the LLP, the Original Originators, Anglo Irish in its capacity as the Cash Manager and the Security Trustee.

The Cash Manager's services include but are not limited to:

(a) maintaining the Ledgers on behalf of the LLP;

(b) distributing the Revenue Receipts and the Principal Receipts in accordance with the Priorities of Payment described under *Cashflows*, below;

(c) determining whether the Portfolio satisfies the Asset Coverage Test on each Calculation Date or the relevant Cure Date, as applicable, in accordance with the LLP Deed, as more fully described under *Credit Structure – Asset Coverage Test* below;

(d) determining whether the Portfolio satisfies the Portfolio Criteria on each Calculation Date or the relevant Cure Date, as applicable, in accordance with the LLP Deed, as more fully described under *Credit Structure – Portfolio Criteria* below;

(e) determining whether the Portfolio satisfies the Amortisation Test on each Calculation Date following an Issuer Event of Default or a Pool Event in accordance with the LLP Deed, as more fully described under *Credit Structure – Amortisation Test* below; and

(f) preparation of Investor Reports for the holders of the Covered Bonds, the Rating Agency and the Bond Trustee.

In certain circumstances the LLP and the Security Trustee will each have the right to terminate the appointment of the Cash Manager in which event the LLP will appoint a substitute (the identity of which will be subject to the Security Trustee's written approval). Any substitute cash manager will have substantially the same rights and obligations as the Cash Manager (although the fee payable to the substitute cash manager may be higher).

The Cash Management Agreement is governed by English law.

Interest Rate Swap Agreement

The Loans in the Portfolio each pay either a fixed rate or a variable rate of interest based on LIBOR, but LIBOR may be set on different dates for each Loan, and each Loan may have scheduled interest payments on a different date. However, the Sterling payments to be made by the LLP under the Covered Bond Swaps are based on LIBOR for three month Sterling deposits calculated on each LIBOR Determination Date. To provide a hedge against the possible variance between the fixed rate or LIBOR in relation to the variable rate Loans and LIBOR in relation to the Covered Bonds, the LLP, the Interest Rate Swap

Provider and the Security Trustee have entered into the Interest Rate Swap Agreement on the Programme Date.

Pursuant to the Interest Rate Swap Agreement, on or before the First Issue Date the Interest Rate Swap Provider and the LLP will enter into an Interest Rate Swap in respect of the Portfolio subject to the Originator Trusts. Pursuant to the Interest Rate Swap, on each Interest Payment Date the Interest Rate Swap Provider will pay the LLP three month LIBOR plus a margin on the notional amount (the **IRS Notional Amount**) being equal to the average daily amount of the Portfolio subject to the Originator Trusts during the relevant Calculation Period. In exchange, the LLP will pay to the Interest Rate Swap Provider the interest it has received on the Portfolio subject to the Originator Trusts during the Calculation Period. The Interest Rate Swap will terminate on the earlier of:

(a) the Final Maturity Date or, if the LLP notifies the Interest Rate Swap Provider, prior to the Final Maturity Date, of the inability of the LLP to pay in full Guaranteed Amounts corresponding to the Final Redemption Amount, the final Interest Payment Date on which an amount representing the Final Redemption Amount is paid (but in any event not later than the Extended Due for Payment Date);

(b) the final date on which the Security Trustee distributes the proceeds of the Security in accordance with the Post-Enforcement Priority of Payments following the enforcement of the Security pursuant to Condition 9(b);

(c) the date on which the Notional Amount of the Interest Rate Swap reduces to zero (as a result of the reduction for the amount of any Early Redemption Amount paid in respect of the Series pursuant to Condition 9(b) or any Final Redemption Amount paid pursuant to Condition 6(a) following the Final Maturity Date); and

(d) the date of redemption pursuant to Conditions 6(b) or 6(c).

In the event that the relevant ratings of the Interest Rate Swap Provider, or any guarantor, as applicable, is or are, as applicable, downgraded by the Rating Agency below the ratings specified in the Interest Rate Swap Agreement for the Interest Rate Swap Provider, the Interest Rate Swap Provider will be required to take certain remedial measures which may include providing collateral for its obligations pursuant to the terms of the Interest Rate Swap Agreement, arranging for its obligations to be transferred to an entity with ratings required by the Rating Agency, procuring another entity with rating(s) required by the Rating Agency to become co-obligor in respect of its obligations, or taking such other action as it may agree with the Rating Agency. A failure to take such steps will allow the LLP to terminate the Interest Rate Swap Agreement.

The Interest Rate Swap Agreement may also be terminated in certain other circumstances (each referred to as an **Interest Rate Swap Early Termination Event**), including:

- at the option of any party to the Interest Rate Swap Agreement, if there is a failure by the other party to pay any amounts due under the Interest Rate Swap Agreement (for the avoidance of doubt, no such failure to pay by the Issuer will entitle the Interest Rate Swap Provider to terminate the Interest Rate Swap Agreement, if such failure is due to the assets available at such time to the LLP being insufficient to make the required payment in full) and such failure continues for the period of 30 days; and

- upon the occurrence of the insolvency of the Interest Rate Swap Provider, or any guarantor and certain insolvency-related events in respect of the LLP, or the merger of the Interest Rate Swap Provider without an assumption of the obligations under the Interest Rate Swap Agreement.

Upon the termination of the Interest Rate Swap Agreement pursuant to an Interest Rate Swap Early Termination Event, the LLP or the Interest Rate Swap Provider may be liable to make a termination payment to the other in accordance with the provisions of the Interest Rate Swap Agreement.

If withholding taxes are imposed on payments made by the Interest Rate Swap Provider under the Interest Rate Swap Agreement, the Interest Rate Swap Provider shall always be obliged to gross up these payments. If withholding taxes are imposed on payments made by the LLP to the Interest Rate Swap Provider under the Interest Rate Swap Agreement, the LLP shall not be obliged to gross up those payments.

Under the Interest Rate Swap Agreement, the LLP's obligations are limited in recourse to the Charged Property.

The Interest Rate Swap Agreement is governed by English law.

Covered Bond Swap Agreements

The LLP will enter into one or more Covered Bond Swaps with the Covered Bond Swap Provider and the Security Trustee. Each Covered Bond Swap will provide a hedge against certain interest rate and currency risks in respect of amounts received by the LLP under the Loans and the relevant Interest Rate Swap and amounts payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay on the LLP or the occurrence of an event triggering an Automatic Issuer Acceleration) and under the Covered Bond Guarantee in respect of Covered Bonds (after the service of a Notice to Pay on the LLP or the occurrence of an event triggering an Automatic Issuer Acceleration).

Where required to hedge such risks, there will be one (or more) Covered Bond Swap Agreement(s) and Covered Bond Swap(s) in relation to each Series or Tranche, as applicable, of Covered Bonds. Under the Covered Bond Swaps on the relevant Issue Date, the LLP will pay to the Covered Bond Swap Provider the amount received by the LLP under the applicable Term Advance (unless the Term Advance is denominated in GBP) (being an amount equal to the gross proceeds of the issue of such Series or Tranche, as applicable, of Covered Bonds) and in return the Covered Bond Swap Provider will pay an amount equal to the Sterling Equivalent of the applicable Term Advance. Thereafter, the Covered Bond Swap Provider will pay to the LLP on each Interest Payment Date amounts equivalent to the amounts that would be payable by the LLP under either the applicable Term Advance in accordance with the terms of the Intercompany Loan or the Covered Bond Guarantee in respect of interest and principal payable under the relevant Series or Tranche of Covered Bonds. In return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount in Sterling calculated by reference to LIBOR for three month Sterling deposits for the relevant Interest Period plus a spread and the Sterling Equivalent of any principal due in respect of the relevant Term Advance (unless the Term Advance is denominated in GBP) in accordance with the Intercompany Loan Agreement.

If prior to the Final Maturity Date in respect of the relevant Series or Tranche of Covered Bonds or any Interest Payment Date thereafter up to (and including) the relevant Extended Due for Payment Date, the LLP notifies (pursuant to the terms of the Covered Bond Swap) the relevant Covered Bond Swap Provider of the amount in Euro to be paid by the Covered Bond Swap Provider on such Final Maturity Date or Interest Payment Date (such amount being equal the Final Redemption Amount or the relevant portion thereof payable by the LLP on such Final Maturity Date or Interest Payment Date under the Covered Bond Guarantee in respect of the relevant Series or Tranche of Covered Bonds), the Covered Bond Swap Provider will pay the LLP such amount and the LLP will pay the Covered Bond Swap Provider the Sterling Equivalent of such amount. Further, if on any day an Early Redemption Amount is payable pursuant to Condition 9(b), the Covered Bond Swap Provider will pay the LLP such Amount (or the relevant portion thereof) and the LLP will pay the Covered Swap Provider the Sterling Equivalent thereof, following which the notional amount of the relevant Covered Bond Swaps will reduce accordingly.

Each Covered Bond Swap will terminate on the earlier of:

(a) the Final Maturity Date or, if the LLP notifies the Covered Bond Swap Provider, prior to the Final Maturity Date, of the inability of the LLP to pay in full Guaranteed Amounts corresponding to the Final Redemption Amount, the final Interest Payment Date on which an amount representing the Final Redemption Amount is paid (but in any event not later than the Extended Due for Payment Date); and

(b) the final date on which the Security Trustee distributes the proceeds of the Security in accordance with the Post-Enforcement Priority of Payments following the enforcement of the Security pursuant to Condition 9(b).

Under the terms of each Covered Bond Swap Agreement, in the event that the relevant rating of the Covered Bond Swap Provider is downgraded by a Rating Agency below the rating(s) specified in the relevant Covered Bond Swap Agreement (in accordance with the requirements of the Rating Agency) for the Covered Bond Swap Provider, the Covered Bond Swap Provider will, in accordance with the relevant Covered Bond Swap Agreement, be required to take certain remedial measures which may include providing collateral for its obligations under the Covered Bond Swap Agreement, arranging for its obligations under the Covered Bond Swap Agreement to be transferred to an entity with the ratings required by the relevant Rating Agency, procuring another entity with the ratings required by the relevant Rating Agency to become co-obligor in respect of its obligations under the Covered Bond Swap Agreement, or taking such other action as it may agree with the relevant Rating Agency. A failure to take such steps will allow the LLP to terminate the Covered Bond Swaps entered into under that Covered Bond Swap Agreement.

A Covered Bond Swap Agreement may also be terminated in certain other circumstances (each referred to as a **Covered Bond Swap Early Termination Event**), including:

- at the option of any party to the Covered Bond Swap Agreement, if there is a failure by the other party to pay any amounts due under such Covered Bond Swap Agreement (for the avoidance of doubt, no such failure to pay by the Issuer will entitle the relevant Covered Bond Swap Provider to terminate the Covered Bond Swap Agreement, if such failure is due to the assets available at such time to the LLP being insufficient to make the required payment in full) and such failure continues for the period of 30 days; and

- upon the occurrence of the insolvency of the relevant Covered Bond Swap Provider or any guarantor, and certain insolvency-related events in respect of the LLP or the merger of the Covered Bond Swap Provider without an assumption of the obligations under the relevant Covered Bond Swap Agreement.

Upon the termination of a Covered Bond Swap Agreement, the LLP or the relevant Covered Bond Swap Provider may be liable to make a termination payment to the other in accordance with the provisions of the relevant Covered Bond Swap Agreement. The amount of this termination payment will be calculated and made in Sterling.

Any termination payment made by the Covered Bond Swap Provider to the LLP in respect of a Covered Bond Swap Agreement will first be used (prior to the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice) to pay a replacement Covered Bond Swap Provider (or replacement Covered Bond Swap Providers) to enter into a replacement Covered Bond Swap with the LLP, unless a replacement Covered Bond Swap Agreement (or replacement Covered Bond Swap Agreements) has already been entered into on behalf of the LLP. Any premium received by the LLP from a replacement Covered Bond Swap Provider in respect of a replacement Covered Bond Swap will first be used to make any termination payment due and payable by the LLP with respect to the previous Covered Bond Swap Agreement, unless such termination payment has already been made on behalf of the LLP.

Any Swap Collateral Excluded Amounts will be paid to the Covered Bond Swap Provider directly in accordance with the Covered Bond Swap Agreement and not via the Priorities of Payments.

If withholding taxes are imposed on payments made by any Covered Bond Swap Provider to the LLP under a Covered Bond Swap Agreement, such Covered Bond Swap Provider shall always be obliged to gross up those payments. If withholding taxes are imposed on payments made by the LLP to the Covered Bond Swap Provider under a Covered Bond Swap Agreement, the LLP shall not be obliged to gross up those payments.

In the event that the Covered Bonds are redeemed and/or cancelled in accordance with the Conditions, the Covered Bond Swap(s) in connection with such Covered Bonds will terminate or partially terminate, as the case may be. Any breakage costs payable by or to the LLP in connection with such termination will be taken into account in calculating:

(a) the Adjustment Required Redemption Amount for the sale of the beneficial interest in Selected Loans; and

(b) the purchase price to be paid for the relevant Covered Bonds purchased by the LLP in accordance with Condition 6(d).

Under each Covered Bond Swap Agreement, the LLP's obligations are limited in recourse to the Charged Property. To the extent that the LLP is unable to make any payment in full under any Covered Bond Swap due to its assets being insufficient to make such payment in full, the relevant Covered Bond Swap Provider's payment obligations will rateably reduce.

The Covered Bond Swap Agreements are (or, as applicable, will be) governed by English law.

Bank Account Agreement

Pursuant to the terms of the Bank Account Agreement entered into on the Programme Date between the LLP, the Account Bank, the Cash Manager and the Security Trustee, the LLP will maintain with the Account Bank the accounts described below, which will be operated in accordance with the Cash Management Agreement, the LLP Deed and the Deed of Charge:

(a) the GIC Account into which amounts may be deposited by the LLP (including, following the occurrence of an Issuer Event of Default or a Pool Event which is not cured within the applicable grace period, all amounts received from Borrowers in respect of Loans in the Portfolio). On each LLP Payment Date as applicable, amounts required to meet the LLP's various creditors and amounts to be distributed to the Members under the LLP Deed will be transferred to the Transaction Account (to the extent maintained);

(b) the Excess Proceeds Account into which Excess Proceeds must be deposited by the LLP. On each LLP Payment Date as applicable, amounts required to meet the LLP's various creditors and amounts to be distributed to the Members under the LLP Deed will be transferred to the Transaction Account (to the extent maintained) but only with the prior written consent of the Security Trustee; and

(c) the Transaction Account (if such account is maintained) into which, moneys standing to the credit of the GIC Account or the Excess Proceeds Account will be transferred on each LLP Payment Date (but subject in the case of the Excess Proceeds Account to the prior written consent of the Security Trustee) and applied by the Cash Manager in accordance with the Priorities of Payments described below under *Cashflows*.

If the short term, unsecured, unsubordinated and unguaranteed debt obligations of the Account Bank fall below the Account Bank Ratings, then (unless the Account Bank has obtained an unconditional and unlimited guarantee of its obligations under the Bank Account Agreement from a satisfactorily rated financial institution) the GIC Account, the Excess Proceeds Account and the Transaction Account (to the extent maintained) will be closed and all amounts standing to the credit thereof shall be transferred to accounts held with a satisfactorily rated bank.

If Anglo Irish is the Account Bank for the time being the aggregate amount standing to the credit of accounts held with Anglo Irish as Account Bank must not exceed 20 per cent. of the Sterling Equivalent of the aggregate Outstanding Principal Amount of the Covered Bonds. If Anglo Irish is not for the time being the Account Bank and the Account Bank's long term unsecured, unsubordinated and unguaranteed ratings fall below Aa3 from Moody's, then the aggregate amount standing to the credit of accounts held with the Account Bank must not exceed 20 per cent. of the Sterling Equivalent of the aggregate Outstanding Principal Amount of the Covered Bonds. In circumstances where the Account Bank may not hold more 20 per cent. of the Sterling Equivalent of the aggregate Outstanding Principal Amount of the Covered Bonds, the Cash Manager shall immediately transfer (to the extent of amounts exceeding 20 per cent. of the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds) amounts standing to the credit of the LLP accounts held with the Account Bank to replacement accounts opened with a financial institution (x) having a short-term, unsecured, unsubordinated and unguaranteed debt obligation ratings of not lower than P-1 from Moody's and (y) being an authorised institution under the FSMA 2000.

The Bank Account Agreement is governed by English law.

Guaranteed Investment Contract

The LLP has entered into a Guaranteed Investment Contract (or **GIC**) with the GIC Provider, the Cash Manager and the Security Trustee on the Programme Date, pursuant to which the GIC Provider has agreed to pay interest on the moneys standing to the credit of the GIC Account and the Excess Proceeds Account at specified rates determined in accordance with the GIC.

The Guaranteed Investment Contract is governed by English law.

Corporate Services Agreement

The Liquidation Member and Holdings have entered into a Corporate Services Agreement with, *inter alios*, Wilmington Trust SP Services (London) Limited (as **Corporate Services Provider**) on the Programme Date, pursuant to which the Corporate Services Provider has agreed to provide corporate services to the Liquidation Member and Holdings respectively.

The Corporate Services Agreement is governed by English law.

Deed of Charge

Pursuant to the terms of the Deed of Charge entered into on the Programme Date by the LLP, the Security Trustee and the other Secured Creditors, the secured obligations of the LLP and all other obligations of the LLP under or pursuant to the Transaction Documents to which it is a party are secured, *inter alia*, by the following security (the **Security**) over the following property, assets and rights (the **Charged Property**):

(a) an assignment by way of fixed security (and to the extent not assigned, a charge by way of first fixed security) over its beneficial interest in the Loans and their Related Security and other related rights comprised in the Portfolio subject to the Originator Trusts;

(b) an assignment by way of first fixed security over all of the LLP's interests, rights and entitlements under and in respect of any Transaction Document to which it is a party (and, in respect of the Interest Rate Swap Agreement and Covered Bond Swap Agreement, after giving effect to all applicable netting provisions therein);

(c) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in the LLP Accounts (including the Excess Proceeds Account) and any other account of the LLP and all amounts standing to the credit of the LLP Accounts and such other accounts;

(d) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in the Excess Proceeds received from the Bond Trustee pursuant to the Trust Deed;

(e) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in respect of all Authorised Investments and Substitution Assets purchased from time to time from amounts standing to the credit of the LLP Accounts; and

(f) a first floating charge over all the assets and undertaking of the LLP (including the assets and undertakings of the LLP located in Scotland or governed by Scots law).

Release of Security

In the event of any sale of its beneficial interest in Loans (including Selected Loans) and their Related Security by the LLP pursuant to and in accordance with the Transaction Documents, the Security Trustee will (subject to the written request of the LLP), release the LLP's beneficial interest in those Loans from the Security created by and pursuant to the Deed of Charge on the date of such sale but only if:

(a) the Security Trustee provides its prior written consent to the terms of such sale as described under *LLP Deed – Method of Sale of interest in Selected Loans* above; and

(b) in the case of the sale of its beneficial interest in Selected Loans, the LLP provides to the Security Trustee a certificate confirming that its beneficial interest in the Selected Loans being sold have been selected with due regard to the interests of Covered Bondholders and on a basis such that either (i) the Loans and Related Security remaining in the Portfolio subject to the Originator Trusts after such selection satisfy the Portfolio Criteria or (ii) such of the Portfolio Criteria which were not satisfied prior to such selection are not further moved from compliance immediately following such selection.

In the event of the re-acquisition or release of the LLP's beneficial interest in a Loan and its Related Security by the relevant Originator who previously declared a trust over such Loan and its Related Security pursuant to and in accordance with the Transaction Documents, the Security Trustee will release the beneficial interest in that Loan from the Security created by and pursuant to the Deed of Charge on the date of the re-acquisition or release.

Enforcement

If an LLP Acceleration Notice is served on the LLP, the Security Trustee shall be entitled to appoint a Receiver, and/or enforce the Security constituted by or pursuant to the Deed of Charge (including selling the Portfolios subject to the Originator Trusts), and/or take such steps as it shall deem necessary, subject in each case to being indemnified and/or secured to its satisfaction. All proceeds received by the Security Trustee from the enforcement of the Security will be applied in accordance with the Post-Enforcement Priority of Payments described under *Cashflows*.

The Deed of Charge is governed by English law (provided that any terms of the Deed of Charge which are particular to the laws of Scotland shall be construed in accordance with Scots law).

CREDIT STRUCTURE

The Covered Bonds will be direct, unsecured, unconditional obligations of the Issuer. The LLP has no obligation to pay the Guaranteed Amounts under the Covered Bond Guarantee until (A) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice or, (B) if earlier, following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the occurrence of an LLP Event of Default and service by the Bond Trustee of an LLP Acceleration Notice. The Issuer will not be relying on payments by the LLP in respect of the Term Advances or receipt of Revenue Receipts or Principal Receipts from the Portfolio in order to pay interest or repay principal under the Covered Bonds.

There are a number of features of the Programme which enhance the likelihood of timely and, as applicable, ultimate payments to holders of the Covered Bonds, as follows:

- the Covered Bond Guarantee provides credit support to the Covered Bondholders;
- the Asset Coverage Test is intended to test the asset coverage of the LLP's assets in respect of the Covered Bonds at all times;
- the Amortisation Test is intended to test the asset coverage of the LLP's assets in respect of the Covered Bonds following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer but in each case prior to the service of an LLP Acceleration Notice;
- the Portfolio Criteria are intended to establish certain diversity requirements for the Portfolio subject to the Originator Trusts at any time; and
- under the terms of the Guaranteed Investment Contract, the GIC Provider has agreed to pay a variable rate of interest on all amounts held by the LLP in the GIC Account and the Excess Proceeds Account at a rate equal to the rate of Sterling LIBOR for three months Sterling deposits per annum or such greater amount as the LLP and the GIC Provider may agree from time to time; .

Certain of these factors are considered more fully in the remainder of this section.

Covered Bond Guarantee

The Covered Bond Guarantee provided by the LLP under the Trust Deed guarantees payment of Guaranteed Amounts when the same become Due for Payment in respect of all Covered Bonds issued under the Programme. The Covered Bond Guarantee will not guarantee any amount becoming payable for any other reason, including any accelerated payment pursuant to Condition 9 (Events of Default and Enforcement) following the occurrence of an Issuer Event of Default. In this circumstance (and until an LLP Event of Default occurs and an LLP Acceleration Notice is served), the LLP's obligations will only be to pay the Guaranteed Amounts as they fall Due for Payment.

See further *Summary of the Principal Documents – Trust Deed* above as regards the terms of the Covered Bond Guarantee. See further *Cashflows – Guarantee Priority of Payments* below as regards the payment of amounts payable by the LLP to holders of the Covered Bonds and other Secured Creditors following the occurrence of an Issuer Event of Default or a Pool Event.

Asset Coverage Test

The Asset Coverage Test is intended to ensure that the LLP can meet its obligations under the Covered Bond Guarantee. Under the LLP Deed, the LLP and its Members (other than the Liquidation Member) shall procure that on each Calculation Date prior to the service of a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration, the Adjusted Aggregate Asset Amount will be in an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date. If on any Calculation Date the Portfolio does not satisfy the Asset Coverage Test and such failure is not remedied on or before the next following Cure Date, the Asset Coverage Test will be breached and the Bond Trustee will serve an Asset Coverage Test Breach Notice on the LLP. The Asset Coverage Test is a formula which adjusts the Adjusted True Balance of each Loan in the Portfolio subject to the Originator Trusts and has further adjustments to take account of failure by the relevant Originator, in accordance with the Originator Trust Deed, to re-acquire or have released to it the beneficial interest in Defaulted Loans or Loans that are subject to the Originator Trust but that do not materially comply with the Representations and Warranties on the relevant Trust Date.

See further *Summary of the Principal Documents – LLP Deed – Asset Coverage Test*, above.

An Asset Coverage Test Breach Notice will be revoked if, on any Calculation Date falling on or prior to the third Cure Date following the service of such Asset Coverage Test Breach Notice, the Portfolio satisfies the Asset Coverage Test and (i) neither a Notice to Pay nor an LLP Acceleration Notice has been served and (ii) no event triggering an Automatic Issuer Acceleration has occurred.

If an Asset Coverage Test Breach Notice has been served and not revoked on any Calculation Date falling on or before the third Cure Date after service of such Asset Coverage Test Breach Notice, then a Pool Event shall occur and the Bond Trustee must serve a Notice to Pay on the LLP.

Portfolio Criteria

The Portfolio Criteria are intended to assure that certain diversity requirements apply to the Portfolio. Under the LLP Deed, for so long as Covered Bonds remain outstanding and prior to the service of a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration, the LLP and its Members (other than the Liquidation Member) shall procure that on each Calculation Date, the Portfolio satisfies the Portfolio Criteria. A breach of the Portfolio Criteria on a Calculation Date which is not remedied on the immediately succeeding Cure Date will require the Bond Trustee to serve a Portfolio Criteria Breach Notice on the LLP.

See further *Summary of the Principal Documents – LLP Deed – Portfolio Criteria* above.

The Portfolio Criteria Breach Notice will be revoked if, on any Calculation Date falling on or prior to the third Cure Date following service of such Portfolio Criteria Breach Notice, the Portfolio satisfies the Portfolio Criteria and (i) neither a Notice to Pay nor an LLP Acceleration Notice has been served and (ii) no event triggering an Automatic Issuer Acceleration has occurred.

If a Portfolio Criteria Breach Notice has been served and not revoked on any Calculation Date falling on or before the third Cure Date after service of such Portfolio Criteria Breach Notice, then a Pool Event shall occur and the Bond Trustee must serve a Notice to Pay on the LLP.

Amortisation Test

The Amortisation Test is intended to ensure that if, following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer (but prior to

service on the LLP of an LLP Acceleration Notice), the assets of the LLP available to meet its obligations under the Covered Bond Guarantee fall to a level where holders of the Covered Bonds may not be repaid, an LLP Event of Default will occur and all amounts owing under the Covered Bonds may be accelerated. Under the LLP Deed, the LLP and its Members (other than the Liquidation Member) shall procure that, on each Calculation Date following the occurrence of an event triggering Automatic Issuer Acceleration or the service of a Notice to Pay on the LLP, the Amortisation Test Aggregate Loan Amount will be in an amount at least equal to the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date. The Amortisation Test is a formula which adjusts the Adjusted True Balance of each Loan in the Portfolio and has further adjustments to take account of Loans in arrears. See further *Summary of the Principal Documents – LLP Deed – Amortisation Test* above.

CASHFLOWS

As described above under *Credit Structure* above, until a Notice to Pay or LLP Acceleration Notice is served on the LLP or an event triggering Automatic Issuer Acceleration has occurred, the Covered Bonds will be obligations of the Issuer only. The Issuer is liable to make payments when due on the Covered Bonds, whether or not it has received any corresponding payment from the LLP.

This section summarises the Priorities of Payments of the LLP, as to the allocation and distribution of amounts standing to the credit of the LLP Accounts and their order of priority:

(a) prior to service on the LLP of a Breach Notice, a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration;

(b) following service of a Breach Notice (and for so long as it has not been revoked);

(c) following service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration; and

(d) following service of an LLP Acceleration Notice.

If the Transaction Account (if such account is maintained) is closed in accordance with the terms of the Bank Account Agreement, any payment to be made to or from the Transaction Account shall, as applicable, be made to or from the GIC Account or the Excess Proceeds Account, as applicable, or no payment shall be made at all if such payment is expressed to be from the GIC Account or the Excess Proceeds Account, as applicable to the Transaction Account.

Allocation and distribution of Available Revenue Receipts prior to the service of a Breach Notice (which has not been revoked), a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration

Prior to service of a Breach Notice (which has not been revoked), a Notice to Pay or an LLP Acceleration Notice on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration, Available Revenue Receipts will be allocated and distributed as described below.

On the Calculation Date immediately preceding each LLP Payment Date, the LLP or the Cash Manager on its behalf shall calculate the amount of Available Revenue Receipts available for distribution on the immediately following LLP Payment Date.

Pre-Acceleration Revenue Priority of Payments

On each LLP Payment Date, the LLP or the Cash Manager on its behalf will transfer Available Revenue Receipts from the GIC Account to the Transaction Account (to the extent maintained), in an amount equal to the lower of (a) the amount required to make the payments described below and (b) the amount of Available Revenue Receipts.

Prior to service of a Breach Notice which has not been revoked, service of a Notice to Pay or service of an LLP Acceleration Notice on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration, Available Revenue Receipts will be applied by or on behalf of the LLP on each LLP Payment Date (except for amounts due to third parties by the LLP under paragraph (b) or Third Party Amounts, which shall be paid when due) in making the following payments and provisions (the **Pre-Acceleration Revenue Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata and pari passu* according to the respective amounts thereof of:

   (i) all amounts due and payable or to become due and payable to the Bond Trustee or any appointee thereof in the immediately succeeding LLP Payment Period undet the provisions of the Trust Deed together with interest and applicable VAT (or other similar taxes) thereon as provided therein;

   (ii) all amounts due and payable or to become due and payable to the Security Trustee or any appointee thereof in the immediately succeeding LLP Payment Period under the provisions of the Deed of Charge together with interest and applicable VAT (or other similar taxes) thereon as provided therein;

   (iii) any remuneration then due and payable to the Agents under the provisions of the Agency Agreement together with applicable VAT (or other similar taxes) thereon as provided therein; and

(b) *second*, in or towards satisfaction of any amounts due and payable by the LLP to third parties and incurred without breach by the LLP of the Transaction Documents to which it is a party (and for which payment has not been provided for elsewhere in the relevant Priorities of Payments) and to provide for any such amounts expected to become due and payable by the LLP in the immediately succeeding LLP Payment Period and to pay and discharge any liability of the LLP for taxes;

(c) *third*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

   (i) any remuneration then due and payable to the Servicers and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicers under the provisions of the Servicing Agreement in the immediately succeeding LLP Payment Period, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

   (ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager under the provisions of the Cash Management Agreement in the immediately succeeding LLP Payment Period, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

   (iii) amounts (if any) due and payable to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

   (iv) amounts due and payable to the Corporate Services Provider pursuant to the terms of the Corporate Services Agreement together with applicable VAT (or other similar taxes) thereon as provided therein; and

   (v) amounts due and payable to the Asset Monitor pursuant to the terms of the Asset Monitor Agreement (other than the amounts referred to in paragraph (h) below), together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(d) *fourth*, in or towards payment *pro rata* and *pari passu* of any amount due to the Interest Rate Swap Provider (including any termination payment due and payable by the LLP under the Interest Rate Swap Agreement (but excluding any Excluded Swap Termination Amount)) pursuant to the terms of the Interest Rate Swap Agreement;

(e) *fifth*, in or towards payment on the LLP Payment Date or to provide for payment on such date in the future of such proportion of the relevant payment falling due in the future as the Cash Manager may reasonably determine (and in the case of any such payment or provision, after taking into account any provisions previously made and any amounts receivable from the Interest Rate Swap Provider under the Interest Rate Swap Agreement and, if applicable, any amounts (other than principal) receivable from a Covered Bond Swap Provider under the relevant Covered Bond Swap Agreement on the LLP Payment Date or such date in the future as the Cash Manager may reasonably determine), of:

   (i) any amounts due or to become due and payable to the Covered Bond Swap Providers (other than in respect of principal) *pro rata* and *pari passu* in respect of each relevant Covered Bond Swap (including any termination payment (other than in relation to principal) due and payable by the LLP under the relevant Covered Bond Swap Agreement, but excluding any Excluded Swap Termination Amount) (except to the extent that such amounts have been paid out of any premiums received from the relevant replacement Swap Providers) pursuant to the terms of the relevant Covered Bond Swap Agreements; and

   (ii) any amounts due to become due and payable (excluding principal amounts), *pro rata* and *pari passu* in respect of each relevant Term Advance to the Issuer pursuant to the terms of the Intercompany Loan Agreement;

(f) *sixth*, if a Servicer Event of Default has occurred, all remaining Available Revenue Receipts to be credited to the GIC Account (with a corresponding amount to be recorded as a credit on the Revenue Ledger) until such Servicer Event of Default is either remedied by the relevant Servicer or waived by the Security Trustee or a new servicer is appointed to service the Portfolio (or the relevant part thereof) subject to the relevant Originator Trust;

(g) *seventh*, payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any Excluded Swap Termination Amounts due and payable by the LLP under the Covered Bond Swap Agreements and the Interest Rate Swap Agreement;

(h) *eighth*, in or towards payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any indemnity amount due to the Asset Monitor pursuant to the Asset Monitor Agreement, and any indemnity amount due to the Members pursuant to the LLP Deed;

(i) *ninth*, in or towards payment of Deferred Payments due to the Originators under the Originator Trust Deed, to pay all remaining Available Revenue Receipts (except for an amount equal to the fee payable to the Liquidation Member in accordance with (j) and an amount equal to the profit to be paid to the Members in accordance with (k) below) to the Originators *pari passu*, but so that only Available Revenue Receipts that are specifically attributable to Loans over which the relevant Originator has declared a trust in favour of the LLP absolutely shall be paid to that Originator;

(j) *tenth*, in or towards payment of the fee due to the Liquidation Member; and

(k) *eleventh*, towards payment *pro rata* and *pari passu* to the Members of a certain sum (specified in the LLP Deed) as their profit for their respective interests as Members in the LLP.

Any amounts received by the LLP under the Interest Rate Swap Agreement on or after the LLP Payment Date but prior to the next following LLP Payment Date will be applied, together with any provision for such payments made on any preceding LLP Payment Date, to make payments (other than in respect of principal) due and payable *pro rata* and *pari passu* in respect of each relevant Covered Bond Swap under the Covered Bond Swap Agreements or, as the case may be, in respect of each relevant Term Advance under the Intercompany Loan Agreement unless a Breach Notice has been served and not been revoked or

otherwise to make provision for such payments on such date in the future of such proportion of the relevant payment falling due in the future as the Cash Manager may reasonably determine.

Any amounts (other than in respect of principal) received by the LLP under a Covered Bond Swap on or after the LLP Payment Date but prior to the next following LLP Payment Date will be applied, together with any provision for such payments made on any preceding LLP Payment Date, to make payments (other than principal) due and payable *pro rata* and *pari passu* in respect of each relevant Term Advance under the Intercompany Loan Agreement unless a Breach Notice has been served and not been revoked or otherwise to make provision for such payments on such date in the future of such proportion of the relevant payment falling due in the future as the Cash Manager may reasonably determine.

Any amounts received under the Interest Rate Swap Agreement and any amounts (other than in respect of principal) received under the Covered Bond Swap Agreements on the or on any date prior to the next succeeding LLP Payment Date which are not put towards a payment LLP Payment Date or provision in accordance with paragraph (e) above or the preceding three paragraphs will be recorded as a credit on the Revenue Ledger on the GIC Account and applied as Available Revenue Receipts on the next succeeding LLP Payment Date.

Allocation and Distribution of Principal Receipts prior to the service of a Breach Notice (which has not been revoked), a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration

Prior to service on the LLP of a Breach Notice (which has not been revoked), the service of a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration, Available Principal Receipts will be allocated and distributed as described below.

On each Calculation Date, the LLP or the Cash Manager on its behalf will calculate the amount of Available Principal Receipts available for distribution on the immediately following LLP Payment Date.

On each LLP Payment Date, the LLP or the Cash Manager on its behalf will transfer funds from the GIC Account to the Transaction Account (to the extent maintained), in an amount equal to the lower of (a) the amount required to make the payments or credits described below and (b) the amount of all Available Principal Receipts standing to the credit of the GIC Account.

If an LLP Payment Date is the same as an Interest Payment Date, then the distribution of Available Principal Receipts under the Pre-Acceleration Principal Priority of Payments will be delayed until the Issuer has made scheduled interest and/or principal payments on that Interest Payment Date unless payment is made by the LLP directly to the Bond Trustee (or the Principal Paying Agent at the direction of the Bond Trustee).

Pre-Acceleration Principal Priority of Payments

Prior to service on the LLP of a Breach Notice (which has not been revoked), the service of a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration and whilst amounts are outstanding under the Covered Bonds, all Available Principal Receipts (other than Cash Capital Contributions made from time to time by the relevant Originator in its capacity as a Member) will be applied by or on behalf of the LLP on each LLP Payment Date in making the following payments and provisions (the **Pre-Acceleration Principal Priority of Payments**) (in each case only if and to the extent that that payment or provisions of a higher priority have been paid in full to the extent the same are payable on the relevant LLP Payment Date):

(a) *first*, to become the holder of a beneficial interest in New Loans and their Related Security over which a trust is offered to be declared in favour of the LLP absolutely by the relevant Originator in accordance with the terms of the Originator Trust Deed or to acquire Substitution Assets and in an

amount sufficient to ensure that taking into account the other resources available to the LLP, the LLP is in compliance with the Asset Coverage Test and the Portfolio Criteria;

(b) *second*, to deposit the remaining Principal Receipts in the GIC Account (with a corresponding amount to be recorded as a credit on the Principal Ledger) in an amount sufficient to ensure that taking into account the other resources available to the LLP, the LLP is in compliance with the Asset Coverage Test and the Portfolio Criteria;

(c) *third*, in or towards repayment on the LLP Payment Date (or to provide for repayment on such date in the future of such proportion of the relevant payment falling due in the future as the Cash Manager may reasonably determine) of the corresponding Term Advance related to such Series of Covered Bonds by making the following payments:

(i) the amounts (in respect of principal) due or to become due and payable to the relevant Covered Bond Swap Providers *pro rata* and *pari passu* in respect of each relevant Covered Bond Swap (including any termination payment (relating solely to principal) due and payable by the LLP under the relevant Covered Bond Swap Agreements, but excluding any Excluded Swap Termination Amount) (except to the extent that such amounts have been paid out of any premiums received from the relevant replacement Swap Providers) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) (where appropriate, after taking into account any amounts in respect of principal receivable from a Covered Bond Swap Provider on the LLP Payment Date or such date in the future as the Cash Manager may reasonably determine) the amounts (in respect of principal) due or to become due and payable to the Issuer *pro rata* and *pari passu* in respect of each relevant Term Advance,

(d) *fourth*, payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any Excluded Swap Termination Amounts due and payable by the LLP under the Covered Bond Swap Agreements;

(e) *fifth*, subject to no Breach Notice having been served which has not been revoked, to make a Capital Distribution to Anglo Irish and AIAF (as Members) by way of distribution of its equity in the LLP in accordance with the LLP Deed, but so that only Available Principal Receipts that are specifically attributable to Loans held under the relevant Originator Trust shall be paid to that Member.

Unless a Breach Notice has been served and not been revoked, any amounts in respect of principal received by the LLP under a Covered Bond Swap on or after the LLP Payment Date but prior to the next following LLP Payment Date will be applied, together with any provision for such payments made on any preceding LLP Payment Date, provided that all principal amounts outstanding under the related Series of Covered Bonds which have fallen due for repayment on such date have been repaid in full by the Issuer, to make payments in respect of principal due and payable to the Issuer in respect of the corresponding Term Advance under the Intercompany Loan Agreement or otherwise to make provision for such payments on such date in the future of such proportion of the relevant payment falling in the future as the Cash Manager may reasonably determine.

Any amounts of principal received under the Covered Bond Swap Agreements on the LLP Payment Date or any date prior to the next succeeding LLP Payment Date which are not put towards a payment or provision in accordance with paragraph (c) above or the preceding paragraph will be recorded as a credit on the Principal Ledger on the GIC Account and applied as Available Principal Receipts on the next succeeding LLP Payment Date.

Allocation and distribution of Available Revenue Receipts and Available Principal Receipts following service of a Breach Notice

At any time after service on the LLP of a Breach Notice (which has not been revoked), but prior to service of a Notice to Pay or service of an LLP Acceleration Notice and prior to the occurrence of an event triggering Automatic Issuer Acceleration, all Available Revenue Receipts and Available Principal Receipts will continue to be applied in accordance with the Pre-Acceleration Revenue Priority of Payments and the Pre-Acceleration Principal Priority of Payments save that, whilst any Covered Bonds remain outstanding, no moneys will be applied under paragraphs (e)(ii), (h) (to the extent only that such amounts are payable to the Members), (i) or (k) of the Pre-Acceleration Revenue Priority of Payments or paragraphs (a), (c)(ii), (d) and (e) of the Pre-Acceleration Principal Priority of Payments. All Available Revenue Receipts and Available Principal Receipts that will not be applied under paragraphs (e)(ii), (h) (to the extent only that such amounts are payable to the Members), (i) or (k) of the Pre-Acceleration Revenue Priority of Payments or paragraphs (a), (c)(ii), (d) or (e) of the Pre-Acceleration Principal Priority of Payments, will be deposited in the GIC Account.

Allocation and Distribution of Available Revenue Receipts and Available Principal Receipts following service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration

At any time after service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration, but prior to service of an LLP Acceleration Notice, all Available Revenue Receipts and Available Principal Receipts (other than Third Party Amounts) will be applied as described below under *Guarantee Priority of Payments*.

On each LLP Payment Date, the LLP or the Cash Manager on its behalf will transfer Available Revenue Receipts and Available Principal Receipts from the Revenue Ledger, the Principal Ledger or the Capital Account Ledger, as the case may be, to the Transaction Account (to the extent maintained), in an amount equal to the lower of (a) the amount required to make the payments set out in the Guarantee Priority of Payments and (b) the amount of all Available Revenue Receipts and Available Principal Receipts recorded as credits on such Ledgers in respect of the GIC Account.

The LLP will create and maintain Ledgers for each Series of Covered Bonds and record amounts allocated to such Series of Covered Bonds in accordance with paragraph (e) of the *Guarantee Priority of Payments* below, and such amounts, once allocated, will only be available to pay amounts due under the Covered Bond Guarantee and amounts due under the Covered Bond Swap in respect of the relevant Series of Covered Bonds on the scheduled repayment dates thereof.

Guarantee Priority of Payments

On each LLP Payment Date after the service of a Notice to Pay on the LLP or after the occurrence of an event triggering Automatic Issuer Acceleration (but prior to the occurrence of an LLP Event of Default), the LLP or the Cash Manager on its behalf will apply Available Revenue Receipts and Available Principal Receipts to make the following payments and provisions in the following order of priority (the **Guarantee Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

   (i) all amounts due and payable or to become due and payable to the Bond Trustee or any appointee thereof in the immediately succeeding LLP Payment Period under the provisions of the Trust Deed together with interest and applicable VAT (or other similar taxes) thereon as provided therein;

(ii) all amounts due and payable or to become due and payable to the Security Trustee or any appointee thereof in the immediately succeeding LLP Payment Period under the provisions of the Deed of Charge together with interest and applicable VAT (or other similar taxes) thereon as provided therein;

(b) *second*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Agents under the provisions of the Agency Agreement together with applicable VAT (or other similar taxes) thereon as provided therein; and

(ii) any amounts then due and payable by the LLP to third parties and incurred without breach by the LLP of the Transaction Documents to which it is a party (and for which payment has not been provided for elsewhere) and to provide for any such amounts expected to become due and payable by the LLP in the immediately succeeding LLP Payment Period and to pay or discharge any liability of the LLP for taxes;

(c) *third*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Servicer and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicer in the immediately succeeding LLP Payment Period under the provisions of the Servicing Agreement together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager in the immediately succeeding LLP Payment Period under the provisions of the Cash Management Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(iii) amounts (if any) due and payable to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(iv) amounts due and payable to the Corporate Services Provider pursuant to the Corporate Services Agreement together with applicable VAT (or similar taxes) thereon as provided therein; and

(v) amounts due and payable to the Asset Monitor (other than the amounts referred to in paragraph (j) below) pursuant to the terms of the Asset Monitor Agreement, together with applicable VAT (or other similar taxes) thereon as provided therein;

(d) *fourth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof, of any amounts due and payable to the Interest Rate Swap Provider (including any termination payment due and payable by the LLP under the Interest Rate Swap Agreement but excluding any Excluded Swap Termination Amount) pursuant to the terms of the Interest Rate Swap Agreements;

(e) *fifth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts due and payable to the relevant Covered Bond Swap Provider (other than in respect of principal) *pro rata* and *pari passu* in respect of each relevant Series of Covered

Bonds (including any termination payment (other than in respect of principal) due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) to the Bond Trustee or (if so directed by the Bond Trustee) the Principal Paying Agent on behalf of the holders of the Covered Bonds *pro rata* and *pari passu* Scheduled Interest that is Due for Payment (or will become Due for Payment in the immediately succeeding LLP Payment Period) under the Covered Bond Guarantee in respect of each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (e) (excluding any amounts received from the Covered Bond Swap Provider) would be insufficient to pay the Sterling Equivalent of the Scheduled Interest that is Due for Payment in respect of each Series of Covered Bonds under (ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(f) *sixth*, to pay or provide for *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts (in respect of principal) due and payable to the relevant Covered Bond Swap Provider *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment (relating solely to principal) due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) to the Bond Trustee or (if so directed by the Bond Trustee) the Principal Paying Agent on behalf of the holders of the Covered Bonds *pro rata* and *pari passu* Scheduled Principal that is Due for Payment (or will become Due for Payment in the immediately succeeding LLP Payment Period) under the Covered Bond Guarantee in respect of each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (f) (excluding any amounts received from the Covered Bond Swap Provider) in respect of the amounts referred to in (f)(i) above would be insufficient to pay the Sterling Equivalent of the Scheduled Principal that is Due for Payment in respect of the relevant Series of Covered Bonds under (f)(ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (f)(i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(g) *seventh*, to deposit the remaining moneys in the GIC Account for application on the next following LLP Payment Date in accordance with the priority of payments described in paragraphs (a) to (f) (inclusive) above, until the Covered Bonds have been fully repaid or provided for (such that the Required Redemption Amount has been accumulated in respect of each outstanding Series of Covered Bonds);

(h) *eighth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of any Excluded Swap Termination Amount due and payable by the LLP to the relevant Swap Provider under the relevant Swap Agreement;

(i) *ninth*, after the Covered Bonds of each Series have been redeemed in full or provided for (such that the Required Redemption Amount has been accumulated in respect of each outstanding Series of Covered Bonds), any remaining moneys will be applied in and towards repayment in full of amounts outstanding under the Intercompany Loan Agreement;

(j) *tenth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of any indemnity amount due to the Members pursuant to the LLP Deed and certain costs, expenses and indemnity amounts due by the LLP to the Asset Monitor pursuant to the Asset Monitor Agreement; and

(k) *eleventh*, thereafter any remaining moneys will be applied in accordance with the LLP Deed.

Termination payments received in respect of Swaps, premiums received in respect of replacement Swaps

If the LLP receives any termination payment from a Swap Provider in respect of a Swap Agreement, such termination payment will first be used (prior to the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice) to pay a replacement Swap Provider(s) to enter into a replacement Swap Agreement(s) with the LLP, unless a replacement Swap Agreement(s) has already been entered into on behalf of the LLP. If the LLP receives any premium from a replacement Swap Provider in respect of a replacement Swap Agreement, such premium will first be used to make any termination payment due and payable by the LLP with respect to the previous Swap Agreement(s), unless such termination payment has already been made on behalf of the LLP.

Application of moneys received by the Security Trustee following the occurrence of an LLP Event of Default, service of an LLP Acceleration Notice and enforcement of the Security

Under the terms of the Deed of Charge, all moneys received or recovered by the Security Trustee (or a Receiver appointed on its behalf) (excluding all amounts due or to become due in respect of any Third Party Amounts) will be applied following the service of an LLP Acceleration Notice and enforcement of the Security in the following order of priority (the **Post-Enforcement Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

    (i) all amounts due and payable or to become due and payable to the Bond Trustee or any appointee thereof under the provisions of the Trust Deed together with interest and applicable VAT (or other similar taxes) thereon as provided therein; and

    (ii) all amounts due and payable or to become due and payable to the Security Trustee or any appointee thereof and any Receiver appointed by the Security Trustee under the provisions of the Deed of Charge together with interest and applicable VAT (or other similar taxes) thereon to the extent provided therein;

(b) *second*, in or towards satisfaction *pro rata* and *pari passu* according to respective amounts thereof of any remuneration then due and payable to the Agents under or pursuant to the Agency Agreement together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(c) *third*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Servicers and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicers under the provisions of the Servicing Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager under the provisions of the Cash Management Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(iii) amounts due to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein; and

(iv) amounts (including costs and expenses) due to the Corporate Services Provider pursuant to the terms of the Corporate Services Agreement together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(d) *fourth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of any amounts due and payable to the Interest Rate Swap Provider (including any termination payment (but excluding any Excluded Swap Termination Amounts)) pursuant to the terms of the Interest Rate Swap Agreement;

(e) *fifth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts due and payable to the relevant Covered Bond Swap Provider *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement (but excluding any Excluded Swap Termination Amount)) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) the amounts due and payable under the Covered Bond Guarantee, to the Bond Trustee or the Principal Paying Agent (if so directed by the Bond Trustee) on behalf of the holders of the Covered Bonds *pro rata* and *pari passu* in respect of interest and principal due and payable on each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (e) (excluding any amounts received from any Covered Bond Swap Provider in respect of amounts referred to in (e)(i) above) would be insufficient to pay the Sterling Equivalent of the amounts due and payable under the Covered Bond Guarantee in respect of each Series of Covered Bonds under (e)(ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (e)(i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(f) *sixth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof, of any Excluded Swap Termination Amounts due and payable by the LLP to the relevant Swap Provider under the relevant Swap Agreement;

(g) *seventh*, after the Covered Bonds of each Series have been redeemed in full, any remaining moneys shall be applied in or towards repayment in full of all amounts outstanding under the Intercompany Loan Agreement;

(h) *eighth*, towards payment of any indemnity amount due to the Members pursuant to the LLP Deed; and

(i) *ninth*, thereafter any remaining moneys shall be applied in or towards payment to the Members pursuant to the LLP Deed.

THE PORTFOLIO

The Initial Portfolio and each New Portfolio (together, the **Portfolio**) consists (or will consist) of Loans and their Related Security over which trusts have been declared by the Originators in favour of the LLP absolutely from time to time, in accordance with the terms of the Originator Trust Deed, as more fully described under *Summary of the Principal Documents – Originator Trust Deed* above.

For the purposes hereof:

Initial Portfolio means the portfolio of Loans and their Related Security, particulars of which are set out in a CD ROM delivered or in a list provided by way of a physical medium (which is itself marked unequivocally as the list in question and from which the relevant data can be extracted without use of the relevant Originator's systems) pursuant to the Originator Trust Deed (other than any Loans and their Related Security which have been redeemed in full prior to the First Trust Date), and all right, title, interest and benefit of AIAF and Anglo Irish (as the case may be) (each, an **Original Originator**) in and to:

(a) all payments of principal and interest (including, for the avoidance of doubt, all Accrued Interest, Arrears of Interest and Capitalised Expenses) and other sums due or to become due in respect of such Loans and Related Security including, without limitation, the right to demand, sue for, recover and give receipts for all principal moneys, interest and costs and the right to sue on all covenants and any undertakings made or expressed to be made in favour of the relevant Original Originator under the applicable Loan Agreement or Mortgage;

(b) subject where applicable to the subsisting rights of redemption of Borrowers, all Deeds of Consent, Deeds of Postponement or any collateral security for the repayment of the relevant Loans;

(c) the right to exercise all the powers of the relevant Original Originator in relation thereto;

(d) all the estate, rights, title and interest in and to the Properties vested in the relevant Original Originator;

(e) to the extent that they are assignable or capable of being held on trust, each Certificate of Title and Valuation Report (in each case where available) and any right of action of the relevant Original Originator against any solicitor, licensed conveyancer, qualified conveyancer, valuer or other person in connection with any report, valuation, opinion, certificate or other statement of fact or opinion given in connection with such Loans and Related Security, or any part thereof or affecting the decision of the relevant Originator to make or offer to make any such Loan or part thereof; and

(f) the Insurance Policies (including, without limitation, the proceeds of all claims to which the relevant Originator is entitled under the Insurance Policies), insofar as they relate to the Loans comprised in that portfolio of Loans and their Related Security.

New Portfolio means in each case the portfolio of New Loans and their Related Security (other than any New Loans and their Related Security which have been redeemed in full prior to the Trust Date or which do not otherwise comply with the terms of the Originator Trust Deed as at the Trust Date), particulars of which are set out in the relevant New Portfolio Notice or in a CD ROM delivered or in a list provided by way of a physical medium (which is itself marked unequivocally as the list in question and from which the relevant data can be extracted without use of the relevant Originator's systems), and all right, title, interest and benefit of the relevant Originator in and to the rights and assets set out in paragraphs (a) to (f) above in relation to such New Loans and their Related Security.

See also the following risk factors under *Risk Factors – Risk Factors relating to the LLP – Limited description of the Portfolio – Maintenance of Portfolio* and *– Changes to the Lending Criteria of the Originators* above.

Information on the Loans

The Loans will comprise the types of loans described below. All of the Loans will be secured by a first fixed legal charge (or, for Scottish Loans, standard security) over freehold (or its Scottish equivalent) or long leasehold Investment Property located in England, Wales and Scotland. As described under *Summary of Principal Documents – Originator Trust Deed, Representations and Warranties* above, the Issuer will make certain warranties in relation to the Loans, including warranties in relation to the lending criteria applied in advancing the Loans. The Loans are governed by English law.

All of the Loans provide for interest to be paid on a monthly, quarterly or semi-annual basis during the term of the facility. Certain of the Loans will have no scheduled repayment of principal prior to maturity (**Bullet Loans**). Other loans will provide for part repayment of principal to be made during the term of the facility with the balance repayable on maturity of the facility (**Partially Amortising Loans**). There will be some Partially Amortising Loans where there is no scheduled repayment of principal during an initial period, after which principal repayments are made for the remainder of the term of the Loan. There will be some Partially Amortising Loans which provide for principal repayments to be made during an initial period only with the balance repayable on maturity of the Loan. Under the terms of certain of the Loans, the rents in the rent account of the relevant Borrower in excess of scheduled payments on the Loan may be applied by Anglo Irish (in certain cases at the discretion of the relevant Borrower) in repayment of principal on such Loans or retained in a deposit account as security for the Loan.

The Loans will fall into three main categories with respect to the payment of interest:

(a) certain of the Loans will bear interest at a fixed rate throughout the term of the Loan (the **Fixed Rate Loans**);

(b) certain of the Loans will bear interest at a rate determined by reference to LIBOR for sterling deposits of one month, three months, six months or twelve months plus a margin throughout the term of the Loan (the **Floating Rate Loans**); and

(c) certain of the Loans will bear interest at a fixed rate for a certain period from the commencement of the Loan, following the expiry of which the Loan bears interest at a rate determined by reference to LIBOR for sterling deposits of one month, three months, six months or twelve months plus a margin (the **Fixed/Floating Rate Loans**).

The terms of certain of the Loans described in paragraphs (a) and (b) above will require the Borrower to hedge its interest rate exposure. A Borrower may meet this requirement by either purchasing an interest rate cap or a swaption or other derivative, all as approved by the relevant Originator.

Certain of the Loans will provide that if the Loan is prepaid, either in whole or in part, within a certain period from drawdown, a prepayment fee will be payable by the relevant Borrower. In addition, the terms of each Loan will provide that the Borrower will pay any break funding costs incurred as a result of any prepayment.

Certain of the Loans will provide for the Borrower to pay a redemption fee. This fee may be expressed as a flat amount or may be calculated by reference to, *inter alia*, the value of the relevant Property or Properties at the time of repayment. Sometimes the fee may be varied by reference to certain financial covenant tests and/or the timing of certain events. A minimum fee may be stipulated as payable.

The Mortgages

Other than Loans or portions of Loans attributed an Adjusted True Balance of zero, all of the Loans subject to the Originator Trust will be secured by Mortgages over one or more Investment Properties. If the Borrower is a corporate body incorporated in the United Kingdom, generally the relevant Originator will take a debenture creating, inter alia, a fixed charge over book debts, an assignment of all rental income and bank accounts and a floating charge over all the present and future assets and undertaking of the Borrower (or, in the case of Scottish Loans, equivalent separate fixed security and floating charges) in addition to the Mortgage. If the Borrower is incorporated in a jurisdiction outside the United Kingdom, the relevant Originator will, where possible, endeavour to take similar security.

The form of Mortgage over Properties in England and Wales contains a covenant that the relevant mortgagor will not do or cause or permit or suffer or omit to be done anything which might prejudice or adversely affect the value of the Property. While the forms of the Scottish Mortgage do not contain any directly equivalent undertaking, they contain prohibitions on the relevant mortgagor altering or otherwise dealing with the secured Property in various specified ways without the heritable creditor's prior consent.

In certain cases, a party connected with the Borrower (including the directors of the Borrower or another party connected to a Borrower) (a **Loan Guarantor**) may execute a guarantee of the Borrower's obligations and liabilities. Such guarantees may be secured by a first fixed charge by way of legal mortgage or standard security over the relevant Property (in cases where the Property which is the subject of a Mortgage is owned by such Guarantor and not the Borrower) or other assets of the Guarantor.

In the case of certain loans in the Portfolio subject to the Originator Trust, the relevant Borrower may have granted a further charge or security (or charges or security) over the relevant Property in favour of another lender (some being shareholders of a corporate Borrower or affiliates thereof) which ranks behind the relevant Originator's Mortgage. In all cases, the relevant Borrower, the relevant Originator and the relevant third party lender have entered into a deed of priorities or ranking agreement which provides that all amounts of principal, interest and costs owing to the relevant Originator under its Mortgage shall rank in priority to amounts owing to the third party lender (or lenders). Each deed of priority or ranking agreement also provides that the relevant third party lender will not enforce its security without the prior written consent of the relevant Originator.

Each Property is currently insured in accordance with Anglo Irish's insurance procedures as described in the section entitled *Underwriting Procedures — Description of Lending Criteria — Insurance* above.

DESCRIPTION OF LIMITED LIABILITY PARTNERSHIPS

Since 6 April 2001 it has been possible to incorporate a limited liability partnership in England, Wales and Scotland (but not Northern Ireland) under the Limited Liability Partnership Act 2000 (the **LLPA 2000**). Limited liability partnerships are legal entities that provide limited liability to the members of a limited liability partnership combined with the benefits of the flexibility afforded to partnerships and the legal personality afforded to companies.

Corporate characteristics

A limited liability partnership is more like a company than a partnership. A limited liability partnership is a body corporate with its own property and liabilities, separate from its members. Like shareholders in a limited company, the liability of the members of a limited liability partnership is limited to the amount of their capital because it is a separate legal entity and when the members decide to enter into a contract, they bind the limited liability partnership in the same way that directors bind a company. Members may be liable for their own negligence and other torts or delicts, like company directors, if they have assumed a personal duty of care and have acted in breach of that duty. Third parties can assume that members, like company directors, are authorised to act on behalf of the limited liability partnership.

The provisions of the Companies Act 1985 and the Insolvency Act 1986 have been modified by the Limited Liability Partnerships Regulations 2001 (as amended by the Limited Liability Partnerships (Amendment) Regulation 2005) so as to apply most of the insolvency and winding-up procedures for companies equally to a limited liability partnership and its members. As a distinct legal entity a limited liability partnership can grant fixed and floating security over its assets and a limited liability partnership will survive the insolvency of any of its members. An administrator or liquidator of an insolvent member would be subject to the terms of the members' agreement relating to the limited liability partnership but a liquidator of an insolvent member may not take part in the administration of the limited liability partnership or its business.

Limited liability partnerships must file annual returns and audited annual accounts at Companies House for each financial year in the same way as companies.

Partnership characteristics

A limited liability partnership retains certain characteristics of a partnership. It has no share capital and there are no capital maintenance requirements. The members are free to agree how to share profits, who is responsible for management and how decisions are made, when and how new members are appointed and the circumstances in which its members retire. The members' agreement is a private document and there is no obligation to file it at Companies House.

Taxation

A limited liability partnership which carries on a trade, profession or other business with a view to profit (and which is not the subject of certain insolvency proceedings) is, generally speaking, treated as a partnership for corporation tax purposes. As such, the members of a limited liability partnership, and not the limited liability partnership itself, are subject to corporation tax in relation to the business of the limited liability partnership in broadly the same way that the members of a partnership are subject to corporation tax in relation to the business of that partnership.

BOOK-ENTRY CLEARANCE SYSTEMS

The information set out below is subject to any change in or reinterpretation of the rules, regulations and procedures of the Clearing Systems currently in effect. The information in this section concerning the Clearing Systems has been obtained from sources that the Issuer and the LLP believe to be reliable, but none of the Issuer, the LLP, the Bond Trustee nor any Dealer takes any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the Clearing Systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant Clearing System. None of the Issuer, the LLP nor any other party to the Agency Agreement will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Covered Bonds held through the facilities of any Clearing System or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Euroclear and Clearstream, Luxembourg

Euroclear (1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium) and Clearstream, Luxembourg (42 Avenue JF Kennedy, L-1855 Luxembourg, Luxembourg) each hold securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Euroclear and Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

TAXATION

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom law and practice (unless stated to the contrary). They relate only to the position of persons who are the absolute beneficial owners of their Covered Bonds and all payments made thereon and may not apply to certain classes of persons such as dealers. They do not necessarily apply where the income is deemed for tax purposes to be income of any other person. Any holders of Covered Bonds who are in doubt as to their tax position should consult their professional advisers. The following comments relate only to withholding and do not deal with any other aspect of the United Kingdom taxation treatment that may be applicable to holders of Covered Bonds (including, for instance, income tax, capital gains tax and corporation tax).

Holders of Covered Bonds who may be liable to taxation in jurisdictions other than the United Kingdom in respect of their acquisition, holding or disposal of Covered Bonds are particularly advised to consult their professional advisers as to whether they are so liable (and, if so, under the laws of which jurisdictions), since the following comments relate only to certain United Kingdom taxation aspects of payments in respect of the Covered Bonds. In particular, holders of Covered Bonds should be aware that they may be liable to taxation under the laws of other jurisdictions in relation to payments in respect of the Covered Bonds even if such payments may be made without withholding or deduction for or on account of taxation under the laws of the United Kingdom.

Payment of Interest by the Issuer on the Covered Bonds

The Issuer, provided that it continues to be a bank within the meaning of section 991 of the Income Tax Act 2007 (the Act), and provided that the interest on the Covered Bonds is paid in the ordinary course of its business within the meaning of section 878 of the Act, will be entitled to make payment of interest without withholding or deduction for or on account of United Kingdom income tax.

Interest on the Covered Bonds may be paid without withholding or deduction for or on account of United Kingdom tax where the Covered Bonds are and continue to be listed on a "recognised stock exchange", as defined in section 1005 of the Act. The Irish Stock Exchange is a recognised stock exchange. The Covered Bonds will satisfy this requirement if they are officially listed in Ireland in accordance with provisions corresponding to those generally applicable in EEA States and are admitted to trading on the Irish Stock Exchange.

Interest on the Covered Bonds may also be paid without withholding or deduction for or on account of United Kingdom tax where, at the time the interest on the Covered Bonds is paid, the Issuer reasonably believes (and any person by or through whom interest on the Covered Bonds is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest; provided that HM Revenue and Customs has not given a direction (in circumstances where it has reasonable grounds to believe that the above exemption is not available in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

Interest on the Covered Bonds may also be paid without withholding or deduction for or on account of United Kingdom tax where the maturity of the Covered Bonds is less than 365 days.

In all other cases, an amount must generally be withheld from payments of interest on the Covered Bonds on account of United Kingdom income tax at the savings rate (currently 20 per cent.), (and, if the Finance Bill 2008 is enacted in its current form, from 6 April 2008, the basic rate, which would also be 20 per cent.). However, where an applicable double tax treaty provides for a lower rate of withholding tax (or for no tax to be withheld) in relation to interest paid to a Covered Bondholder, HM Revenue and Customs can

issue a notice to the Issuer to pay interest to the Covered Bondholder without deduction of tax (or for interest to be paid with tax deducted at the rate provided for in the relevant double tax treaty).

Payments by the LLP

If the LLP makes any payment in respect of interest on the Covered Bonds (or any other amounts due under the Covered Bonds other than the repayment of amounts subscribed for under the Covered Bonds) such payment may be subject to withholding or deduction for or on account of United Kingdom income tax, whether or not the Covered Bonds are listed on a "recognised stock exchange" within the meaning of section 1005 of the Act. The LLP will not be required to pay any additional amounts in the event of a payment being made net of any withholding or deduction.

Provision of Information

Covered Bondholders may wish to note that, in certain circumstances, HM Revenue and Customs has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays or credits interest to or receives interest for the benefit of a Covered Bondholder and regardless of whether tax is required to be withheld or deducted from such interest. Amounts payable on the redemption of Covered Bonds which are deeply discounted securities as defined in the legislation are also treated as interest for these purposes. Though, the published practice of HM Revenue and Customs indicates that it will not exercise the power referred to above to require this information in respect of amounts payable on the redemption of deeply discounted securities where such amounts were paid on or before 5 April 2009. Any information obtained may, in certain circumstances, be exchanged by HM Revenue and Customs with the tax authorities of the jurisdiction in which the Covered Bondholder is resident for tax purposes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income (the **Directive**), Member States are required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have adopted similar measures (a withholding system in the case of Switzerland).

If such a withholding tax would be imposed on a payment made by a Paying Agent, the Issuer will be required to maintain a Paying Agent in a territory that will not be obliged to withhold or deduct tax pursuant to the Directive.

The attention of Covered Bondholders is drawn to page 30 in the *Risk Factors* section and Condition 7(e) in the *Terms and Conditions of the Covered Bonds.*

SUBSCRIPTION AND SALE AND TRANSFER AND SELLING RESTRICTIONS

The Dealers have, in a Programme agreement (as the same may be amended and/or supplemented and/or restated from time to time, the **Programme Agreement**) dated 30 March 2007, agreed with the Issuer and the LLP a basis upon which such Dealers or any of them may from time to time agree to purchase Covered Bonds. Any such agreement for any particular purchase by a Dealer will extend to those matters stated under *Form of the Covered Bonds and Terms and Conditions of the Covered Bonds* above. The Issuer may pay the Dealers commission from time to time in connection with the sale of any Covered Bonds in the Programme Agreement, the Issuer and the LLP have agreed to reimburse and indemnify the Dealers for certain of their expenses and liabilities in connection with the establishment and any future updates of the Programme and the issue of Covered Bonds under the Programme. The Dealers are entitled to be released and discharged from their obligations in relation to any agreement to issue and purchase Covered Bonds under the Programme Agreement in certain circumstances prior to payment to the Issuer.

Selling Restrictions

United States

The Covered Bonds and the Covered Bond Guarantee have not been and will not be registered under the Securities Act of 1933, as amended (the **Securities Act**) and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons except to certain persons in offshore transaction in reliance on Regulation S of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Covered Bonds being in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code, and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that, except as permitted under the Programme Agreement, it will not offer, sell or deliver the Covered Bonds and the Covered Bonds Guarantee (i) as part of its distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of the Tranche of Covered Bonds of which such Covered Bonds are a part, as determined and certified by the relevant Dealer, in the case of a non-syndicated issue, or the Lead Manager, in the case of a syndicated issue, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells any Covered Bonds during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Covered Bonds within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Ireland

Each Dealer has represented and agreed in the Programme Agreement that it will not underwrite, offer, place or do anything in with respect to the Covered Bonds:

(a) otherwise than in conformity with the provisions of the European Communities (Markets in Financial Instruments) Regulations 2007, as amended (the **MIFID Regulations**) if operating in or otherwise involving Ireland and, if acting under and within the terms of an authorisation to do so for the purposes of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments (**MIFID**) it has complied with any applicable requirements of the MiFID Regulations or as imposed, or deemed to have been imposed, by the Financial Regulator pursuant to the MiFID Regulations and, if acting within the terms of an

authorisation granted to it for the purposes of Directive 2006/48/EC of the European Parliament and the Council of the 14 June 2006 relating to the taking up and the pursuit of the business of credit institutions as amended, replaced or consolidated from time to time, it has complied with any codes of conduct or practice made under Section 117(1) of the Central Bank Act 1989 of Ireland (as amended) and any applicable requirements of the MiFID Regulations or as imposed pursuant to the MiFID Regulations;

(b) otherwise than in conformity with the provisions of the Market Abuse (Directive 2003/6/EC) Regulations 2005 of Ireland and any rules issued under Section 34 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland by the Financial Regulator, a constituent part of the Central Bank and Financial Services Authority of Ireland; and

(c) otherwise than in conformity with the provisions of the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland and any rules issued under Section 51 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland by the Financial Regulator, a constituent part of the Central Bank and Financial Services Authority of Ireland.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the Covered Bonds other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Covered Bonds would otherwise constitute a contravention of section 19 of the FSMA by the Issuer or the LLP;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Covered Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the LLP; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Covered Bonds in, from or otherwise involving the United Kingdom.

Japan

The Covered Bonds have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended; the **FIEL**) and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Covered Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**) it has not made and will not make an offer of Covered Bonds which are the subject of an offering contemplated by this Prospectus as completed by the Final Terms in relation thereto to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Covered Bonds to the public in that Relevant Member State:

(a) if the Final Terms in relation to the Covered Bonds specifies that an offer of those Covered Bonds may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a Non-exempt Offer), following the date of publication of a prospectus in relation to such Covered Bonds which has been approved by the competent authority in that Relevant Member State in accordance with the Prospectus Directive or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the Final Terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or Final Terms, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(e) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Covered Bonds referred to in (b) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Covered Bonds to the public" in relation to any Covered Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Covered Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Covered Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Republic of Italy

The offering of the Covered Bonds has not been registered pursuant to Italian securities legislation and, accordingly, each Dealer has represented and agreed with the Issuer that it will not offer, sell or deliver the Covered Bonds, nor distribute copies of the Offering Circular or of any other document relating to the Covered Bonds in the Republic of Italy, except:

(a) to professional investors (*operatori qualificati*) (the **Professional Investors**), as defined in Article 31, second paragraph, of CONSOB (the Italian Securities Exchange Commission) Regulation No. 11522 of 1 July 1998, as amended (**Regulation No. 11522**); or

(b) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the **Financial Services Act**) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (**Regulation No. 11971**).

And that any offer, sale or delivery of the Covered Bonds or distribution of copies of the Offering Circular or any other document relating to the Covered Bonds in the Republic of Italy under (a) or (b) above by it will be:

1) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, Regulation No. 11522 and Legislative Decree No. 385 of 1 September 1993, as amended (the **Banking Act**); and

2) in compliance with Article 129 of the Banking Act, as amended and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy; and

3) in compliance with any other applicable laws and regulations or requirement imposed by CONSOB.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Covered Bonds or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Covered Bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and none of the Issuer, the LLP, the Bond Trustee, the Security Trustee nor any of the other Dealers shall have any responsibility therefor. Furthermore, they will not directly or indirectly offer, sell or deliver any Covered Bonds or distribute or publish any form of application, offering circular/prospectus, advertisement or other offering material except under circumstances that will, to the best of their knowledge and belief, result in compliance with any applicable laws and regulations, and all offers, sales and deliveries of Covered Bonds by them will be made on the same terms.

None of the Issuer, the LLP, the Bond Trustee, the Security Trustee or any of the Dealers represents that Covered Bonds may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer(s) will be required to comply with such other additional or modified restrictions (if any) as the Issuer and the relevant Dealer(s) shall agree as a term of issue and purchase as indicated in the applicable Final Terms.

Each Dealer will, unless prohibited by applicable law, furnish to each person to whom they offer or sell Covered Bonds a copy of the Offering Circular as then amended or supplemented or, unless delivery of the Offering Circular is required by applicable law, inform each such person that a copy will be made available upon request. The Dealers are not authorised to give any information or to make any representation not contained in the Offering Circular in connection with the offer and sale of Covered Bonds to which the Offering Circular relates.

This Offering Circular may be used by the Dealers for offers and sales related to market-making transactions in the Covered Bonds. Any or each of the Dealers may act as principal or agent in these transactions. These sales will be made at prices relating to prevailing market prices at the time of sale. None of the Dealers has any obligation to make a market in the Covered Bonds, and any market-making may be discontinued at any time without notice. The Dealers are participating in the initial distribution of the Covered Bonds.

GENERAL INFORMATION

Authorisation

The establishment of the Programme and the issue of Covered Bonds was duly authorised by resolutions of a committee of the board of directors of the Issuer dated 28 March 2007 and the giving of the Covered Bond Guarantee was duly authorised by a resolution of a committee of the board of directors of Anglo Irish in its capacity as Member of the LLP dated 28 March 2007 and a resolution of a committee of the board of directors of AIAF in its capacity as Member of the LLP dated 26 March 2007.

The update of the Programme has been duly authorised by:

(a) a resolution of a committee of the board of directors of the Issuer dated 18 June 2008; and

(b) a resolution of the management committee of the LLP dated 18 June 2008.

Listing of Covered Bonds

The admission of Covered Bonds to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Covered Bonds which is to be admitted to the Official List and to trading on the regulated market of the Irish Stock Exchange will be admitted separately as and when issued, subject only to the issue of a Temporary Global Covered Bond or a Permanent Global Covered Bond, as the case may be, initially representing the Covered Bonds of such Tranche. The listing of the Programme in respect of Covered Bonds is expected to be granted on or about 19 June 2008.

Documents Available

So long as Covered Bonds are capable of being issued under the Programme and any Covered Bonds are admitted to the Irish Stock Exchange's Official List and to trading on its regulated market, copies of the following documents will, when published, be available to holders of the Covered Bonds during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) in electronic and physical form from the principal office of the Issuer and from the specified office of the Paying Agent for the time being in London:

(a) the constitutive documents of the LLP and the Issuer;

(b) the consolidated audited financial statements of the Issuer in respect of the financial years ended on 30 September 2006 and 30 September 2007. The Issuer's financial year currently ends on 30 September of each year;

(c) the most recently published audited annual financial statements of the Issuer and the LLP and the most recently published consolidated unaudited interim financial statements (if any) of the Issuer. The Issuer currently prepares unaudited consolidated and non-consolidated interim accounts on a semi-annual basis. The LLP will prepare unaudited non-consolidated accounts on an annual basis;

(d) the forms of the Global Covered Bonds, the Definitive Covered Bonds, the Coupons and the Talons;

(e) a copy of this Offering Circular;

(f) any future offering circulars, prospectuses, information memoranda and supplements including Final Terms (save that Final Terms relating to an unlisted Covered Bond will be available for

inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Principal Paying Agent as to the identity of the holder of any Covered Bond to which such Final Terms relate) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(g) each Transaction Document.

Clearing Systems

The Covered Bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Covered Bonds allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Covered Bonds are to clear through an additional or alternative clearing system, the appropriate information will be specified in the applicable Final Terms.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer or the Group since 30 September 2007, being the date of the last audited financial statements of the Issuer, and there has been no material adverse change in the financial position or the prospects of the Issuer or the Group since 30 September 2007, being the date of the last audited financial statements of the Issuer.

The LLP has not prepared any audited financial statements since the date of its incorporation.

Litigation

Neither the Issuer nor its consolidated subsidiaries nor the LLP is or has been involved in any governmental, legal or arbitration proceedings which may have or have had in the 12 months prior to the date hereof, a significant effect on the financial position or profitability of the Anglo Irish Group or the Issuer or the LLP nor, so far as the Issuer or the LLP is aware, are any such proceedings pending or threatened.

Auditors

The auditors of the Issuer are Ernst & Young, chartered accountants and registered auditors and members of the Institute of Chartered Accountants in Ireland, who have audited the Issuer's accounts, without qualification, in accordance with (i) generally accepted auditing standards in Ireland for each of the two financial years ended on 30 September 2004 and 30 September 2005 and (ii) IFRS for the financial years ended on 30 September 2006 and 30 September 2007.

The auditors of the LLP are Ernst & Young, chartered accountants and registered auditors. The LLP will be preparing financial statements for the period ending on 30 September 2008 and thereafter annually for periods ending on 30 September.

Reports

The Trust Deed provides that the Bond Trustee may rely on reports, advice or other information from professional advisers or other experts in accordance with the provisions of the Trust Deed, whether or not any such report, advice or other information, or engagement letter or other document entered into by the Bond Trustee and the relevant person in connection therewith, contains any monetary or other limit on the liability of the relevant person and the Bond Trustee shall not be responsible for any liability occasioned by so acting or relying.

Contracts

There are no material contracts that have been entered into outside the ordinary course of Issuer's business, and which contain any provision under which any member of the Anglo Irish Group has any obligation or entitlement that is material to the ability of the Issuer to meet its obligation to Covered Bondholders in respect of the Covered Bonds being issued.

Foreign Language

Any foreign language included in this Offering Circular is for convenience purposes only and does not form part of the Offering Circular.

GLOSSARY

CHF	The lawful currency for the time being of Switzerland;
€, Euro or euro	The lawful currency for the time being of the member states of the European Union that have adopted or may adopt the single currency in accordance with the treaty establishing the European Community (signed in Rome on 25th March, 1957), as amended by the treaty on European Union;
£, Sterling	The lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland;
$ and U.S. Dollars	The lawful currency for the time being of the United States of America;
¥, Yen and JPY	The lawful currency for the time being of Japan;
Account Bank	Anglo Irish, in its capacity as account bank under the Bank Account Agreement together with any successor account bank appointed from time to time;
Account Bank Ratings	Subject to Clause 4.1(d) of the Cash Management Agreement, (a) when the Account Bank is Anglo Irish, the short term unsecured, unsubordinated and unguaranteed rating of P-1 from Moody's and (b) when the Account Bank is any party other than Anglo Irish, the short term unsecured, unsubordinated and unguaranteed rating of P-1 from Moody's and the long term unsecured, unsubordinated and unguaranteed rating of not lower than Aa3 from Moody's;
Accrual Period	In accordance with Condition 4(a) (*Interest – Interest on Fixed Rate Covered Bonds*), the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date;
Accrual Yield	The meaning given in the applicable Final Terms for Zero Coupon Covered Bonds;
Accrued Interest	In respect of a Loan subject to a trust declared pursuant to the Originator Trust Deed as at any date the aggregate of all interest accrued but not yet due and payable on the Loan from (and including) the Loan Payment Date immediately preceding the relevant date to (but excluding) the relevant date;
Additional Loan Advance	A further drawing in respect of Loans over which a trust was declared by an Originator in favour of the LLP absolutely, including, in relation to a Loan, any advance of further money to the relevant Borrower by such Originator which is secured by the same Mortgage and made after the trust was declared over that Loan;

Adjusted Aggregate Asset Amount

The meaning given in *Summary of the Principal Documents* on page 137 of this Offering Circular;

Adjusted Required Redemption Amount

The Sterling Equivalent of the Required Redemption Amount, plus or minus the Sterling Equivalent of any swap termination amounts payable under the Covered Bond Swap Agreement to or by the LLP in respect of the relevant Series of Covered Bonds less (where applicable) amounts standing to the credit of the GIC Account and the Excess Proceeds Account and the Sterling Equivalent of the principal balance of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay higher ranking amounts in the Guarantee Priority of Payments and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds) plus or minus any swap termination amounts payable to or by the LLP under the Interest Rate Swap Agreement;

Adjusted True Balance

For any Loan as at any given date, the lowest of:

(a) The actual aggregate of the amounts for that Loan referred to in paragraphs (a) and (b) of the definition of True Balance, as calculated as of that date less any repayment or payment of such amount made on or before the end of the Business Day immediately preceding such date;

(b) 80% of the Original Valuation relating to that Loan and its Related Security;

(c) £150,000,000; and

(d) such lower amount as the Cash Manager may reasonably specify;

Agency Agreement

The agency agreement (as amended and/or supplemented and/or restated from time to time) dated the Programme Date and made between the Issuer, the LLP, the Bond Trustee, the Principal Paying Agent and the other Paying Agents;

Agent

Each of the Paying Agents;

AIAF

Anglo Irish Asset Finance plc (registered number 03091082), a public limited company incorporated in England whose registered office is at 10 Old Jewry, London EC2R 8DN;

Amortisation Test

The test as to whether the Amortisation Test Aggregate Loan Amount is at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date;

Amortisation Test Aggregate Loan Amount

The meaning given in *Summary of the Principal Documents* on page 138 of this Offering Circular;

Amortisation Test True Balance	The meaning given in *Summary of the Principal Documents* on page 138 of this Offering Circular;
Amortised Face Amount	The meaning given in *Terms and Conditions of Covered Bonds* on page 77 of this Offering Circular;
Anglo Irish	Anglo Irish Bank Corporation plc, a public limited company incorporated in Ireland whose office is at Stephen Court, 18/21 St. Stephen's Green, Dublin 2, Ireland (an Irish licensed bank registered with the Companies Registration Office of Dublin under number 22045) and acting through its UK branch at 10 Old Jewry, London EC2R 8DN (branch number BR000969);
Anglo Irish Group	Anglo Irish and its Subsidiaries collectively;
applicable Final Terms	The meaning given in *Form of Covered Bonds* on page 49 of this Offering Circular;
Arranger	ABN AMRO Bank N.V., London branch, and any other entity appointed as an arranger for the Programme or in respect of any particular issue of Covered Bond under the Programme;
Arrears of Interest	As at any date in respect of any Loan, interest (other than Accrued Interest) on that Loan which is currently due and payable and unpaid on that date;
Asset Coverage Test	The test as to whether the Adjusted Aggregate Asset Amount is at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date or the Cure Date (as applicable) as set out in the LLP Deed;
Asset Coverage Test Breach Notice	The notice required to be served by the Bond Trustee if the Portfolio does not meet the Asset Coverage Test on two consecutive Cure Dates;
Asset Monitor	KPMG Audit plc in its capacity as asset monitor under the Asset Monitor Agreement, together with any reputable institution appointed as asset monitor from time to time;
Asset Monitor Agreement	The asset monitor agreement (as amended and/or supplemented and/or restated from time to time) entered into on the Programme Date between the Asset Monitor, the LLP, the Cash Manager, the Issuer, the Bond Trustee and the Security Trustee;
Asset Monitor Report	The results of the tests conducted by the Asset Monitor in accordance with the Asset Monitor Agreement to be delivered to the Cash Manager, the LLP, the Issuer, the Bond Trustee and the Security Trustee;
Authorised Investments	(a) Sterling gilt-edged securities with a maturity of less than one year and (b) Sterling demand or time deposits, certificates of deposit and short-term debt obligations (including commercial

paper) **PROVIDED THAT** in all cases (i) such investments have a remaining maturity date of 90 days or less and mature on or before the next following LLP Payment Date, (ii) the issuing entity is not Anglo Irish and (iii) the short-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity or the entity with which the demand or time deposits are made (being an authorised person under the FSMA) are rated at least P-1 from Moody's;

Automatic Issuer Acceleration

The meaning given to it in Condition 9(a) in *Terms and Conditions of the Covered Bonds* on page 81 of this Offering Circular;

Available Principal Receipts

On a relevant Calculation Date, an amount equal to the aggregate of (without double counting):

(a) the amount of Principal Receipts received during the immediately preceding Calculation Period and recorded as a credit on the Principal Ledger on the GIC Account (but, for the avoidance of doubt, excluding any Principal Receipts received in the Calculation Period beginning in the month in which the relevant Calculation Date falls);

(b) any other amount recorded as a credit on the Principal Ledger including (i) the proceeds from any sale of the LLP's beneficial interest in Selected Loans pursuant to the terms of the LLP Deed or the Originator Trust Deed but excluding any amount of principal received under the Covered Bond Swap Agreements; and (ii) all proceeds of sale or maturity of the Authorised Investments and Substitution Assets (to the extent such proceeds constitute principal) received by the LLP in the previous Calculation Period;

(c) the proceeds of any Term Advance (where such proceeds have not been applied by way of Trust Payment in respect of the LLP's beneficial interest in New Portfolios, refinancing an existing Term Advance, to invest in Substitution Assets and Authorised Investments or to make a Capital Distribution to a Member); and

(d) any Cash Capital Contributions received from a Member;

Available Revenue Receipts

On a relevant Calculation Date, an amount equal to the aggregate of:

(a) the amount of Revenue Receipts received during the previous Calculation Period and recorded as a credit on the Revenue Ledger on the GIC Account;

(b) other net income of the LLP including all amounts of interest received on the LLP Accounts, the Substitution Assets and Authorised Investments (including any proceeds of sale of Authorised Investments and Substitution Assets, to the extent such proceeds constitute interest) in the previous Calculation Period but excluding the amounts described in

Clause 16 (*Termination payments, indemnities and tax credits received in respect of swaps, premiums received in respect of replacement swaps*) of the LLP Deed;

(c) any other Revenue Receipts not referred to in paragraphs (a) to (b) (inclusive) above received during the previous Calculation Period and standing to a credit on the Revenue Ledger on the GIC Account;

less

(d) Third Party Amounts, which shall be paid on receipt in cleared funds to the Originators;

Bank Account Agreement The bank account agreement (as amended and/or supplemented and/or restated from time to time) entered into on the Programme Date between the LLP, the Account Bank, the Cash Manager and the Security Trustee;

Basel Committee The Basel Committee on Banking Supervision;

Basel II Framework "Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework" published by the Basel Committee;

Block Contingency Policy The block insurance policy written by CGNU plc in favour of the relevant Originator and any endorsements or extensions thereto as issued from time to time, or any such similar alternative or replacement block insurance policy or policies as may be effected from time to time to cover the relevant Originator and the LLP in respect of Loans and their Related Security subject to the relevant Originator Trust;

Bond Trustee Deutsche Trustee Company Limited, in its capacity as bond trustee under the Trust Deed together with any successor bond trustee appointed from time to time thereunder;

Borrower In relation to a Loan, the person or persons specified as such in the relevant Loan Agreement or Mortgage together with the person or persons (if any and whether or not a party to, or referred to in, a Loan Agreement) from time to time assuming an obligation to repay such Loan or any part of it;

Breach Notice An Asset Coverage Test Breach Notice or Portfolio Criteria Breach Notice;

Broken Amount The meaning given to it in Condition 4(a) in *Terms and Conditions of the Covered Bonds* on page 66 of this Offering Circular;

Buildings Insurance Policies All buildings insurance policies relating to Properties taken out (a) in the name of the relevant Borrower, and (b) in the name of the landlord in the case of leasehold Properties where the relevant landlord is responsible for insuring the Property;

Business Day	The meaning given in *Terms and Conditions of the Covered Bonds* on page 68 of this Offering Circular;
Calculation Agent	In relation to all or any Series of the Covered Bonds, the person initially appointed as calculation agent in relation to such Covered Bonds by the Issuer and the LLP pursuant to the Agency Agreement or, if applicable, any successor or separately appointed calculation agent in relation to all or any Series of the Covered Bonds;
Calculation Date	The 25th day of each month (or, if that day is not a London Business Day, then the following London Business Day); provided that for the purposes of determining Available Revenue Receipts, Available Principal Receipts and Capital Contributions, Calculation Date means the 25th day of the month immediately preceding an LLP Payment Date (or, if that day is not a Business Day, then the following Business Day); provided further that for purposes of the Asset Coverage Test, the Amortisation Test and compliance with the Portfolio Criteria, Calculation date means (i) the 25th day of each December, March, June and September for so long as the Issuer's long-term, unsecured, unsubordinated and unguaranteed debt obligations are rated at least Baa2 by Moody's or (ii) the 25th day of each month otherwise (or, in each case if that is not a Business Day, then the following Business Day);
Calculation Period	The period from, and including, a relevant Calculation Date to but excluding the next following relevant Calculation Date;
Capital Account Ledger	The records maintained by the Cash Manager on behalf of the LLP in respect of each Member to record the balance of each Member's Capital Contributions from time to time;
Capital Balance	For a Loan at any date, the principal balance of that Loan to which the relevant Servicer applies the relevant interest rate at which interest on that Loan accrues;
Capital Contribution	In relation to each Member, the aggregate of the capital contributed by that Member to the LLP from time to time by way of Cash Capital Contributions and Capital Contributions in Kind as determined on each Calculation Date in accordance with the formula set out in the LLP Deed;
Capital Contribution Balance	The balance of each Member's Capital Contributions as recorded from time to time in the relevant Member's Capital Account Ledger;
Capital Contributions in Kind	The capital deemed to be contributed by a Member to the LLP under Clause 8 (*Capital Contributions in Kind*) of the LLP Deed;
Capital Distribution	Any return on a Member's Capital Contribution in accordance with the terms of the LLP Deed (and excluding, for the avoidance of doubt, any Deferred Payments);

Capitalised Expenses	In relation to a Loan, the amount of any expense, charge, fee, premium or payment (excluding, however, any Arrears of Interest) capitalised and added to the Capital Balance of that Loan in accordance with the relevant Loan Agreement;
Cash Capital Contributions	A Capital Contribution made in cash;
Cash Management Agreement	The cash management agreement (as amended and/or supplemented and/or restated from time to time) entered into on the Programme Date between, *inter alios*, the LLP, Anglo Irish in its capacity as the Cash Manager, Anglo Irish and AIAF in their capacity as Originators, Originator Trustees and Servicers and the Security Trustee;
Cash Manager	Anglo Irish, in its capacity as cash manager under the Cash Management Agreement together with any successor cash manager appointed from time to time;
CBOI	The meaning given to it in *Anglo Irish Bank Corporation plc* on page 93 of this Offering Circular;
Certificate of Title	A solicitor's, licensed conveyancer's or (in Scotland) qualified conveyancer's report or certificate of title obtained by or on behalf of the relevant Originator in respect of each Property;
CGCB	The meaning given to it in Condition 1 in *Terms and Conditions of the Covered Bonds* on page 65 of this Offering Circular;
Charged Property	The property charged and secured by the LLP pursuant to Clauses 3.1 to 3.6 (inclusive) (*Security and Declaration of Trust*) of the Deed of Charge and pursuant to any Supplemental Deed of Charge;
CINS	The CUSIP international numbering system;.
Clearing Systems	Euroclear and/or Clearstream, Luxembourg and shall be deemed to include references to any additional or alternative clearing system as is approved by the Issuer, the Principal Agent and the Bond Trustee or as may otherwise be specified in the applicable Final Terms;
Clearstream, Luxembourg	Clearstream Banking, *société anonyme*;
Common Depositary	The common depositary for Euroclear and Clearstream, Luxembourg;
Common Safekeeper	The common safekeeper for Euroclear and Clearstream, Luxembourg;.
Conditions	Terms and conditions of the Covered Bonds (as set out in Schedule 1 to the Trust Deed) and as the same may from time to time be modified in accordance with the Trust Deed (and references to a particular numbered condition shall be interpreted accordingly);

Corporate Services Agreement	The corporate services agreement (as amended and/or supplemented and/or restated from time to time) entered into by each of the Liquidation Member, Holdings, the Corporate Services Provider and the LLP dated the Programme Date;
Corporate Services Provider	Wilmington Trust SP Services (London) Limited, a company incorporated in England and Wales in its capacity as corporate services provider to Holdings and to the Liquidation Member under a Corporate Services Agreement, together with any successor corporate services provider appointed from time to time;
Couponholders	The several persons who are for the time being holders of the Coupons and includes, where applicable the Talonholders;
Coupons	The meaning given in *Terms and Conditions of the Covered Bonds* on page 62 of this Offering Circular;
Covered Bond	Each covered bond issued or when applicable to be issued pursuant to the Programme Agreement and which is or is to be constituted under the Trust Deed, which covered bond may be represented by a Global Covered Bond or any Definitive Covered Bond and includes any replacements or a Covered Bond issued pursuant to Condition 10;
Covered Bond Guarantee	An unconditional and irrevocable guarantee by the LLP in the Trust Deed for the payment of Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment;
Covered Bond Swap	Swap transactions governed by the Covered Bond Swap Agreements;
Covered Bond Swap Agreement	Each agreement (as amended and/or supplemented and/or restated from time to time) between the LLP, a Covered Bond Swap Provider and the Security Trustee governing a Covered Bond Swap in the form of an ISDA Master Agreement, including a schedule and confirmation and credit support annex, if applicable, in relation to each such Covered Bond Swap;
Covered Bond Swap Early Termination Event	The meaning given in *Summary of the Principal Documents* on page 147 of this Offering Circular;
Covered Bond Swap Provider	Each provider of a Covered Bond Swap under a Covered Bond Swap Agreement;
Covered Bond Swap Rate	In relation to a Covered Bond or Series of Covered Bonds, the exchange rate specified in the Covered Bond Swap Agreement relating to such Covered Bond or Series of Covered Bonds or, if the Covered Bond Swap Agreement has terminated, the applicable spot rate;
Cure Date	the last day of the month (or if such day is not a London Business Day, then the immediately preceding London Business Day) after the Calculation Date on which the Portfolio breaches the Asset

Coverage Test or the Portfolio does not satisfy any of the Portfolio Criteria;

Current Valuation In relation to any Investment Property provided as security for a Loan, the value given to that Property by the latest valuation addressed to the relevant Originator that is obtained prior to each Calculation Date or Cure Date, as applicable, but excludes any value given to any property that is not an Investment Property;

CUSIP The Committee on Uniform Securities Identification Procedures;

Day Count Fraction In the case of a Fixed Rate Covered Bond, the meaning given in Condition 4(a) in *Terms and Conditions of the Covered Bonds* on page 66 of this Offering Circular and in the case of a Floating Rate Covered Bond, the meaning given in Condition 4(b) in *Terms and Conditions of the Covered Bonds* on page 70 of this Offering Circular;

Dealer Each of ABN AMRO Bank N.V., London branch, CALYON and any other dealers appointed from time to time in accordance with the Programme Agreement, which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the relevant Dealer(s) shall, in the case of an issue of Covered Bonds being (or intended to be) subscribed for by more than one Dealer, be to all Dealers agreeing to subscribe for such Covered Bonds;

Deed of Charge The deed of charge (as amended and/or supplemented and/or restated from time to time, including by any Supplemental Deed of Charge) dated the Programme Date and made between, *inter alios*, the LLP, the Bond Trustee, the Security Trustee and certain other Secured Creditors;

Deed of Consent A deed whereby a person in or intended to be in occupation of a Property agrees with the relevant Originator to postpone his or her interest (if any) in the Property so that it ranks after the interest created by the relevant Mortgage;

Deed of Postponement A deed or agreement whereby a mortgagee of or the heritable creditor in relation to a Property agrees with the relevant Originator to postpone its mortgage or standard security (as appropriate) over the Property so that the sums secured by it will rank for repayment after the sums secured by the relevant Mortgage;

Defaulted Loan The meaning given to it in *Summary of the Principal Documents* on page 138 of this Offering Circular;

Defaulted Loans Notice A notice from the Cash Manager to the relevant Originator identifying any Defaulted Loan;

Deferred Payments The payments to be made by the LLP from time to time to the relevant Originator Trustee in respect of the Loans over which such Originator has declared a trust in favour of the LLP absolutely pursuant to the Originator Trust Deed, which are payable after

making payments of a higher order of priority as set out in the relevant Priorities of Payments;

Definitive Covered Bonds

A Covered Bond in definitive and bearer form issued or, as the case may require, to be issued by the Issuer in accordance with the provisions of the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), the Agency Agreement and the Trust Deed in exchange for either a Temporary Global Covered Bond or part thereof or a Permanent Global Covered Bond or part thereof (all as indicated in the applicable Final Terms), such Covered Bond in definitive form being in the form or substantially in the form set out in Part 3 of Schedule 2 to the Trust Deed with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Bond Trustee and the relevant Dealer or Lead Manager (in the case of syndicated Issues) and having the Conditions endorsed thereon or, if permitted by the relevant Stock Exchange, incorporating the Conditions by reference as indicated in the applicable Final Terms and having the relevant information supplementing, replacing or modifying the Conditions appearing in the applicable Final Terms endorsed thereon or attached thereto and (except in the case of a Zero Coupon Covered Bonds in bearer form) having Coupons and/or Talons attached thereto on issue;

Designated Maturity

The meaning given in the ISDA Definitions;

Designated Member

Each Member appointed and registered as such from time to time having those duties and obligations set out in sections 8 and 9 of the LLPA 2000 and in the LLP Deed;

Determination Date

The meaning given in the applicable Final Terms;

Determination Period

The meaning given in Condition 4(a) in *Terms and Conditions of the Covered Bonds* on page 67 of this Offering Circular;

Directors

The Board of Directors for the time being of the Issuer;

Distribution Compliance Period

The period that ends 40 days after the completion of the distribution of each Tranche of Covered Bonds, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue);

Due for Payment

The requirements by the LLP to pay any Guaranteed Amounts following the delivery of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration,

(a) prior to the occurrence of an LLP Event of Default, on the later of:

(i) the date on which the Scheduled Payment Date in respect of such Guaranteed Amounts is reached, or, if later, the day which is two Business Days following service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer

Acceleration in respect of such Guaranteed Amounts or the Interest Payment Date that would have applied if the Final Maturity Date of such Series of Covered Bonds had been the Extended Due for Payment Date (the **Original Due for Payment Date**); and

(ii) in relation to any Guaranteed Amounts in respect of the Final Redemption Amount payable on the Final Maturity Date for a Series of Covered Bonds only, the Extended Due for Payment Date, but only to the extent that the LLP having received a Notice to Pay or an event triggering Automatic Issuer Acceleration having occurred no later than the date falling one Business Day prior to the Extension Determination Date does not pay Guaranteed Amounts equal to the Final Redemption Amount in respect of such Series of Covered Bonds by the Extension Determination Date, as the LLP has insufficient moneys available under the Guarantee Priority of Payments to pay such Guaranteed Amounts in full on the earlier of (a) the date which falls two Business Days after service of such Notice to pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration or, if later, the Final Maturity Date (or, in each case, after the expiry of the grace period set out in Condition 9(b)(i)) under the terms of the Covered Bond Guarantee or (b) the Extension Determination Date,

or, if, in either case, such day is not a Business Day, the next following Business Day. For the avoidance of doubt, Due for Payment does not refer to any earlier date upon which payment of any Guaranteed Amounts may become due under the guaranteed obligations, by reason of prepayment, acceleration of maturity, mandatory redemption or otherwise; or

(b) following the occurrence of an LLP Event of Default, the date on which an LLP Acceleration Notice is served on the Issuer and the LLP;

Earliest Maturing Covered Bonds

At any time, the Series of the Covered Bonds (other than any Series which is fully collateralised by amounts standing to the credit of the GIC Account or the Excess Proceeds Account, as applicable) that has or have the earliest Final Maturity Date as specified in the applicable Final Terms (ignoring any acceleration of amounts due under the Covered Bonds prior to the occurrence of an LLP Event of Default);

Earliest Six Months Maturing Covered Bonds

At any date, the Series of the Covered Bonds (other than any Series which is fully collateralised by amounts standing to the credit of the GIC Account or the Excess Proceeds Account, as applicable) that has or have a Final Maturity Date within six months of the

date on which a relevant determination is made as specified in the applicable Final Terms (ignoring any acceleration of amounts due under the Covered Bonds prior to the occurrence of an LLP Event of Default);

Early Redemption Amount	The meaning given in the relevant Final Terms in accordance with Condition 6(d) on page 77 in *Terms and Conditions of the Covered Bonds* of this Offering Circular;
Early Repayment Fee	Any fee or charge (other than the Redemption Fee) which a Borrower is required to pay in the event that the Borrower is in default of its Loan or the same becomes repayable for any other mandatory reason or the Borrower repays all or any part of the relevant Loan before a certain date;
EEA	The European Economic Area;
Eligibility Criteria	The meaning given on page 120 of this Offering Circular;
English Loans	Loans secured by a Mortgage over a Property located in England or Wales;
EU	European Union;
EU Banking Consolidation Directive	Directive 2006/48/EC of the European Parliament and of the Council of 14 June 2006 relating to the taking up and pursuit of the business of credit institutions (recast);
EU Capital Requirements Directive	Directive 2006/49/EC of the European Parliament and of the Council of 14 June 2006 on the capital adequacy of investment firms and credit institutions (recast);
EU Prospectus Regulation	Commission Regulation (EC) No 809/2004 of 29 April 2004 implementing Directive 2003/71/EC of the European Parliament and of the Council as regards information contained in prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements;
EURIBOR	Euro-zone inter-bank offered rate;
Early Redemption Amount	the meaning given in the relevant Final Terms;
Euroclear	Euroclear Bank S.A/N.V.;
Excess Proceeds	Moneys received (following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay subsequent to the occurrence of (i) an Issuer Event of Default and delivery of an Issuer Acceleration Notice or (ii) a Pool Event) by the Bond Trustee from the Issuer or any administrator, examiner, administrative receiver, receiver, liquidator, trustee in sequestration or other similar official appointed in relation to the Issuer;

Excess Proceeds Account	The blocked account in the name of the LLP held with the Account Bank and maintained subject to the terms of the Guaranteed Investment Contract, the Bank Account Agreement and the Deed of Charge or such additional or replacement account as may be for the time being be in place with the prior consent of the Security Trustee;
Exchange Act	The U.S. Securities Exchange Act of 1934, as amended;
Exchange Date	On or after the date which is 40 days after a Temporary Global Covered Bond is issued;
Exchange Event	The meaning given in *Form of Covered Bonds* on page 50 of this Offering Circular;
Excluded Scheduled Interest Amount	The meaning given to it in the definition of "Scheduled Interest";
Excluded Swap Termination Amount	In relation to a Swap Agreement, an amount equal to the amount of any termination payment due and payable (a) to the relevant Swap Provider as a result of a Swap Provider Default with respect to such Swap Provider or (b) to the relevant Swap Provider following a Swap Provider Downgrade Event with respect to such Swap Provider;
Extended Due for Payment Date	In relation to any Series of Covered Bonds, the date, specified as such in the applicable Final Terms to which the payment of all or (as applicable) part of the Final Redemption Amount payable on the Final Maturity Date will be deferred in the event that the Final Redemption Amount is not paid in full on the Extension Determination Date, provided that in each case such date will be the date falling 18 months after the Final Maturity Date;
Extension Determination Date	In respect of a Series of Covered Bonds, the date falling two Business Days after the expiry of seven days from (and including) the Final Maturity Date of such Series of Covered Bonds;
Extraordinary Resolution	A resolution of the holders of the Covered Bonds passed as such under the terms of the Trust Deed;
Final Maturity Date	The Interest Payment Date on which each Series of Covered Bonds will be redeemed at their Principal Amount Outstanding in accordance with the Conditions, provided that such date may not exceed the date falling 10 years after the Issue Date of such Series of Covered Bonds;
Final Redemption Amount	The meaning given in the relevant Final Terms;
Final Terms	Final terms which, with respect to Covered Bonds to be admitted to the Official List and admitted to trading on the regulated market of the Irish Stock Exchange, will be delivered to the Financial Regulator and the Irish Stock Exchange on or before the date of issue of the applicable Tranche of Covered Bonds;

Financial Regulator	Irish Financial Services Regulatory Authority, as competent authority under the Prospectus Directive;
First Trust Date	The date on which trusts are declared over the Initial Portfolio in favour of the LLP absolutely pursuant to the Originator Trust Deed;
Fixed Coupon Amount	The meaning given to it in Condition 4(a) of the *Terms and Conditions of the Covered Bonds* on page 66 of this Offering Circular;
Fixed Rate Covered Bonds	Covered Bonds paying a fixed rate of interest on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s);
Floating Rate	The meaning given in the ISDA Definitions;
Floating Rate Convention	The meaning given in Condition 4(b) of the *Terms and Conditions of the Covered Bonds* on page 68 of this Offering Circular;
Floating Rate Covered Bonds	Covered Bonds which bear interest at a rate determined: (a) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the ISDA Definitions; or (b) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (c) on such other basis as may be agreed between the Issuer and the relevant Dealer(s), as set out in the applicable Final Terms;
Floating Rate Option	The meaning given in the ISDA Definitions;
Following Business Day Convention	The meaning given in Condition 4(b) of the *Terms and Conditions of the Covered Bonds* on page 68 of this Offering Circular;
FSA	Financial Services Authority;
FSMA	Financial Services and Markets Act 2000 (as amended from time to time);
GIC Account	The account or accounts in the name of the LLP held with the Account Bank and maintained subject to the terms of the Guaranteed Investment Contract, the Bank Account Agreement and the Deed of Charge or such additional or replacement account as may be for the time being be in place with the prior consent of the Security Trustee;

GIC Provider	Anglo Irish, in its capacity as GIC provider under the Guaranteed Investment Contract together with any successor GIC provider appointed from time to time;
Global Covered Bond	The meaning given in *Form of Global Covered Bond* on page 49 of this Offering Circular;
Guaranteed Amounts	Prior to the service of an LLP Acceleration Notice but after the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, with respect to, any Extended Due for Payment Date, the sum of Scheduled Interest and Scheduled Principal, in each case, payable on any Extended Due for Payment Date, or after service of an LLP Acceleration Notice, an amount equal to the relevant Early Redemption Amount as specified in the Conditions plus all accrued and unpaid interest and all other amounts due and payable in respect of the Covered Bonds, including all Excluded Scheduled Interest Amounts, all Excluded Scheduled Principal Amounts (whenever the same arose) and all amounts payable by the LLP under the Trust Deed;
Guaranteed Investment Contract or GIC	The guaranteed investment contract (as amended and/or supplemented and/or restated from time to time) between the LLP, the GIC Provider, the Security Trustee and the Cash Manager dated the Programme Date;
Guarantee Priority of Payments	The meaning given in *Cashflows* on page 76 of this Offering Circular;
holders of the Covered Bonds	The holders for the time being of the Covered Bonds;
Holdings	Anglo Irish Covered Bonds (Holdings) Limited, a special purpose vehicle incorporated in England and Wales as a private limited company (registered no. 6189258);
ICTA	Income and Corporation Taxes Act 1988 (as amended from time to time);
Initial Advance	In respect of any Loan, the original principal amount advanced by the relevant Originator to the relevant Borrower;
Initial Portfolio	The meaning given in *The Portfolio* on page 165 of this Offering Circular;
Insolvency Act	Insolvency Act 1986, as amended;
Insolvency Event	Any of the following: (a) an order is made or an effective resolution passed for the winding up or examinership of the relevant entity; or (b) the relevant entity stops or threatens to stop payment to its creditors generally or the relevant entity ceases or threatens to cease to carry on its business or substantially the whole of

its business; or

(c) an encumbrancer takes possession or a receiver, administrator, examiner, administrative receiver or other similar officer is appointed to the whole or any material part (having an aggregate book value in excess of £40,000,000) of the undertaking, property and assets of the relevant entity or a distress, diligence or execution is levied in respect of a claim for £40,000,000 or more or enforced upon or sued out against the whole or any material part (having an aggregate book value in excess of £40,000,000) of the chattels or property of the relevant entity and, in the case of any of the foregoing events, is not discharged within 30 days; or

(d) the relevant entity is unable to pay its debts as they fall due;

Insurance Policies Each of:

(a) the Block Contingency Policy; and

(b) Buildings Insurance Policies;

Intercompany Loan Agreement The term loan agreement (as amended and/or supplemented and/or restated from time to time) dated the Programme Date between the Issuer, the LLP and the Security Trustee;

Intercompany Loan Ledger The records maintained by the Cash Manager pursuant to the Cash Management Agreement in respect of all amounts attributed to payments of interest and repayments of principal on each of the Term Advances;

Interest Amount The amount of interest payable on the Floating Rate Covered Bonds in respect of each Specified Denomination for the relevant Interest Period;

Interest Commencement Date The meaning given to it in the Final Terms;

Interest Payment Date In relation to any Series of Covered Bonds, the Specified Interest Payment Date or the meaning given in the applicable Final Terms (as the case may be);

Interest Period The period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date;

Interest Rate Swap Each interest rate swap transaction entered into between the LLP, Anglo Irish (in its capacity as Interest Rate Swap Provider) and the Security Trustee on each Issue;

Interest Rate Swap Agreement The agreement between the LLP, the Interest Rate Swap Provider and the Security Trustee dated the Programme Date governing the Interest Rate Swap in the form of an ISDA Master Agreement, including a schedule and confirmation thereto and credit support annex, if applicable;

Interest Rate Swap Early Termination Event	The meaning given in *Summary of the Principal Documents* on page 145 of this Offering Circular;
Interest Rate Swap Provider	Anglo Irish, in its capacity as interest rate swap provider under the Interest Rate Swap Agreement together with any successor interest rate swap provider;
Investment Property	(i) a building or part of a building fixed on land that is used, or set aside to be used, primarily for the purpose of any industry, trade or other business undertaking; (ii) the land on which the building or part of a building, as the case may be, is situated; and (iii) the fixtures that are used in conjunction with the building or part of a building, as the case may be. For the avoidance of doubt, land without a building cannot be regarded as an Investment Property.
Investor Report	The quarterly report made available to the holders of the Covered Bonds, the Security Trustee, the Bond Trustee and the Rating Agency detailing *inter alia* compliance with the Asset Coverage Test and the Portfolio Criteria. Investor Reports shall be posted on the Anglo Irish website;
Ireland	The Republic of Ireland;
Irish Prospectus Regulations	The meaning given to it on page 2 of this Offering Circular;
Irish Stock Exchange	Irish Stock Exchange Limited;
IRS Notional Amount	The meaning given in *Summary of the Principal Documents* on page 144 of this Offering Circular;
ISDA	International Swaps and Derivatives Association, Inc.;
ISDA Definitions	2000 ISDA Definitions, as published by ISDA;
ISDA Master Agreement	The 1992 ISDA Master Agreement (Multicurrency-Cross Border), as published by ISDA;
ISDA Rate	The meaning given in *Terms and Conditions of the Covered Bonds* on page 68 of this Offering Circular;
Issue Date	Each date on which the Issuer issues Covered Bonds to holders of the Covered Bonds;
Issuer	Anglo Irish Bank Corporation plc (acting through its UK Branch), an Irish licensed bank, whose principal office is Stephen Court, 18/21, St Stephen's Green, Dublin 2, Ireland (an Irish licensed bank registered with the Companies Registration Office of Dublin under number 22045 and acting through its UK branch at 10 Old Jewry, London EC2R 8DN (branch number BR000464);
Issuer Acceleration Notice	The meaning given in Condition 9(a) in *Terms and Conditions of the Covered Bonds* on page 80 of this Offering Circular;

Issuer Event of Default — The meaning given in Condition 9(a) in *Terms and Conditions of the Covered Bonds* on page 80 of this Offering Circular;

Ledger — Each of the Revenue Ledger, the Principal Ledger, the Intercompany Loan Ledger and the Capital Account Ledger;

Lending Criteria — The lending criteria of the relevant Originator from time to time, or such other criteria as would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK;

LIBOR — London Inter-bank Offered Rate;

Liquidation Member — Anglo Irish Covered Bonds Finance Limited, a special purpose vehicle with the registered number 6189318 incorporated in England and Wales as a private limited company whose registered office is at c/o Wilmington Trust SP Services (London) Limited, Fifth Floor, 6 Broad Street Place, London EC2M 7JH;

LLP — Anglo Irish Covered Bonds LLP, a limited liability partnership incorporated in England and Wales with partnership number OC327171 and having its registered office at 10 Old Jewry, London EC2R 8DN, whose first members are Anglo Irish, AIAF and the Liquidation Member;

LLPA 2000 — Limited Liability Partnerships Act 2000 and any regulations made pursuant to that Act;

LLP Acceleration Notice — A notice in writing given by the Bond Trustee to the Issuer and the LLP in the form set out in Schedule 4 of the Trust Deed, as a result of which (i) each Covered Bond of each Series is, and each Covered Bond of each Series shall as against the Issuer (if not already due and repayable against it following an Issuer Event of Default) and as against the LLP, thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest and (ii) all amounts payable at the Guaranteed Amount corresponding to the Early Redemption Amount for each Covered Bond of each Series together with accrued interest, in each case as provided in and in accordance with the Trust Deed and thereafter the Security shall become enforceable if any of the LLP Events of Default shall occur and be continuing;

LLP Accounts — The GIC Account, the Excess Proceeds Account, the Transaction Account (to the extent maintained) and any additional or replacement accounts opened in the name of the LLP from time to time;

LLP Deed — The limited liability partnership deed (as amended and/or supplemented and/or restated from time to time) entered into on the Programme Date between the LLP, the Original Originators, the Issuer, the Liquidation Member, the Bond Trustee and the Security Trustee;

LLP Event of Default — The meaning given in Condition 9(b) in *Terms and Conditions of*

the Covered Bonds on page 83 of this Offering Circular;

LLP Interest — The part of the Portfolio that is subject to the Originator Trusts and the interests of the LLP therein and thereto;

LLP Management Committee — The Management Committee which will act on behalf of the LLP and to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters;

LLP Payment Date — The last day of each December, March, June and September or if such day not a London Business Day then the immediately preceding London Business Day;

LLP Payment Period — The period from and including an LLP Payment Date to but excluding the next following LLP Payment Date;

Loan — Any mortgage loan (including, for the avoidance of doubt, any Scottish Loan) over which trusts are declared by the relevant Originator in favour of the LLP absolutely from time to time under and pursuant to the terms of the Originator Trust Deed and referenced by its mortgage loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all Additional Loan Advances over which a trust is declared in favour of the LLP absolutely) due or owing with respect to that mortgage loan under the relevant Loan Agreement by a Borrower on the security of a Mortgage from time to time outstanding, or, as the context may require, the Borrower's obligations in respect of the same but excludes any mortgage loan the beneficial interest in which is re-acquired by or released to the relevant Originator or (except where the context so requires, in the case of a Loan in which the beneficial interest is sold by the LLP to a relevant Purchaser) otherwise sold by the LLP and in which it has no longer a beneficial interest;

Loan Agreement — The loan or credit agreement under which a Loan has been extended by the relevant Originator to the relevant Borrower as amended and/or restated from time to time;

Loan Files — The file or files relating to each Loan (including files kept in microfiche format or similar electronic data retrieval system or the substance of which is transcribed whether manually, mechanically, optically, electronically or otherwise and held on an electronic data retrieval system) containing *inter alia* one or more of the following items: (i) correspondence between the Borrower and the relevant Originator and including the mortgage and other security documentation applicable to the Loan, (ii) each letter of offer for that Loan, (iii) the Valuation Report (if applicable) and (iv) to the extent available, the solicitor's or licensed conveyancer's or (in Scotland) qualified conveyancer's Certificate of Title;

Loan Payment Date — In relation to a Loan, the date in a month on which the relevant

Borrower is required to make a payment of interest and, if applicable, principal in respect of that Loan, as required by the applicable Loan Agreement;

Long Maturity Covered Bond — A Fixed Rate Covered Bond (other than a Fixed Rate Covered Bond which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Covered Bond shall cease to be a Long Maturity Covered Bond on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the Principal Amount Outstanding of such Covered Bond;

Losses — All realised losses on the Loans;

Master Definitions and Construction Schedule — The master definitions and construction schedule (as amended and/or supplemented and/or restated from time to time) signed for identification by the parties to the Transaction Documents on or about the Programme Date;

Maximum Rate of Interest — The meaning given to it in the applicable Final Terms;

Member — From time to time each member of the LLP;

MiFiD — Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC

Minimum Rate of Interest — The meaning given to it in the applicable Final Terms;

Modified Following Business Day Convention — The meaning given in Condition 4 in *Terms and Conditions of the Covered Bonds* on page 68 of this Offering Circular;

Moody's — Moody's Investors Service Limited, or its successors;

Mortgage — In respect of any Loan each first fixed charge by way of legal mortgage (in relation to an English Loan) and each first ranking standard security (in relation to a Property located in Scotland), which secures the repayment of the relevant Loan;

Mortgage Deed — In respect of any Mortgage, the deed or other document creating that Mortgage;

Negative Carry Factor — The meaning given in *Summary of the Principal Documents* on page 138 of this Offering Circular;

New Loan — Loans, other than the Loans comprised in the Initial Portfolio, which become subject to a relevant Originator Trust after the First Trust Date pursuant to the Clause 4 of the Originator Trust Deed;

New Member — Any new member admitted to the LLP after the date of this Offering Circular;

New Originator	Any member of the Anglo Irish Group (other than Anglo Irish and AIAF) that accedes to the relevant Transaction Documents and declares a trust over Loans and their Related Security in favour of the LLP absolutely in the future;
New Portfolio	The meaning given in *The Portfolio* on page 165 of this Offering Circular;
New Portfolio Notice	A notice in the form set out in Schedule 4 to the Originator Trust Deed subject to any amendment as may be agreed between the parties thereto served in accordance with the terms of the Originator Trust Deed;
NGCB	The meaning given to it in *Form of Covered Bonds* on page 65 of this Offering Circular;
Notice to Pay	The meaning given in Condition 9(a) in *Terms and Conditions of the Covered Bonds* on page 81 of this Offering Circular;
Official List	Official list of the Irish Stock Exchange;
Order	The Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (SI2001/544), as amended;
Original Due for Payment Date	The meaning given in paragraph (a)(i) of the definition of "Due for Payment";
Original Valuation	In relation to any Investment Property provided as security for a Loan, the value given to that Investment Property by the latest valuation addressed to the relevant Originator that was obtained prior to the declaration of trust over the relevant Loan by the relevant Originator, but excluding any value attributed to any property that is not an Investment Property;
Originator	Anglo Irish, AIAF and any New Originator;
Originator Power of Attorney	An irrevocable power of attorney given in favour of the LLP by an Originator in the form set out in Schedule 2 of the Originator Trust Deed;
Originator Trust	The trusts over the Loans (including any Additional Loan Advances) and the Related Security as to both capital and income for the LLP declared from time to time by the respective Originators in accordance with, and subject to, all trusts, powers and provisions of the Originator Trust Deed and includes such trusts arising under Scottish Trust Deeds;
Originator Trust Deed	The Originator trust deed (as amended and/or supplemented and/or restated from time to time) entered into on the Programme Date between the Originators, the Originator Trustees, the LLP and the Security Trustee;
outstanding	In relation to the Covered Bonds of all or any Series, all the

Covered Bonds of such Series issued other than:

(a) those Covered Bonds which have been redeemed pursuant to the Trust Deed;

(b) those Covered Bonds in respect of which the date (including, where applicable, any deferred date) for redemption in accordance with the Conditions has occurred and the redemption moneys (including all interest payable thereon) have been duly paid to the Bond Trustee or to the Principal Paying Agent in the manner provided in the Agency Agreement (and where appropriate notice to that effect has been given to the relative Covered Bondholders in accordance with Condition 13 (*Notices*)) and remain available for payment of the relevant Covered Bonds and/or Coupons;

(c) those Covered Bonds which have been purchased and cancelled in accordance with Conditions 6(e) (*Redemption and Purchase - Purchases*) and 6(f) (*Redemption and Purchase - Cancellation*);

(d) those Covered Bonds which have become void or in respect of which claims have become prescribed, in each case under Condition 8 (*Prescription*);

(e) those mutilated or defaced Covered Bonds which have been surrendered and cancelled and in respect of which replacements have been issued pursuant to Condition 10 (*Replacement of Covered Bonds, Coupons and Talons*);

(f) (for the purpose only of ascertaining the Principal Amount Outstanding of the Covered Bonds outstanding and without prejudice to the status for any other purpose of the relevant Covered Bonds) those Covered Bonds which are alleged to have been lost, stolen or destroyed and in respect of which replacements have been issued pursuant to Condition 10 (*Replacement of Covered Bonds, Coupons and Talons*); and

(g) any Global Covered Bond to the extent that it shall have been exchanged for definitive Covered Bonds or another Global Covered Bond pursuant to its provisions, the provisions of the Trust Deed and the Agency Agreement; and

provided that for each of the following purposes, namely:

(i) the right to attend and vote at any meeting of the holders of the Covered Bonds of any Series;

(ii) the determination of how many and which Covered Bonds of any Series are for the time being outstanding for the purposes of Clause 10.1 (*Proceedings, Action And Indemnification*) of the Trust Deed, Conditions 9 (*Events of Default and Enforcement*) and 14 (*Meetings of Covered*

Bondholders, Modification, Waiver and Substitution) and paragraphs 2, 5, 6, and 9 of Schedule 5 (*Provisions for Meetings of Covered Bondholders*) to the Trust Deed;

(iii) any discretion, power or authority (whether contained in the Trust Deed or vested by operation of law) which the Bond Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the holders of the Covered Bonds of any Series; and

(iv) the determination by the Bond Trustee whether any event, circumstance, matter or thing is, in its opinion, materially prejudicial to the interests of the holders of the Covered Bonds of any Series,

those Covered Bonds of the relevant Series (if any) which are for the time being held by or on behalf of the Issuer, or the LLP in each case as beneficial owner, shall (unless and until ceasing to be so held) be deemed not to remain outstanding;

Partial Portfolio — Part of any portfolio of Selected Loans subject to a trust declared pursuant to the Originator Trust Deed;

Paying Agents — The meaning given in *Terms and Conditions of the Covered Bonds* on page 62 of this Offering Circular;

Payment Day — The meaning given in Condition 5 in *Terms and Conditions of the Covered Bonds* on page 74;

Permanent Global Covered Bond — The meaning given in *Form of the Covered Bonds* on page 49;

Pool Event — The meaning given in *Summary of the Principal Documents* on page 136 of this Offering Circular;

Portfolio — The Initial Portfolio and each New Portfolio over which a trust is declared in favour of the LLP absolutely under and pursuant to the terms of the Originator Trust Deed;

Portfolio Criteria — The meaning given in *Summary of the Principal Documents* on page 121 of this Offering Circular;

Portfolio Criteria Breach Notice — The notice required to be served by the Bond Trustee if the Portfolio does not satisfy any of the Portfolio Criteria on two consecutive Cure Dates;

Post-Enforcement Priority of Payments — The meaning given in *Cashflows* on page 162 of this Offering Circular;

Potential Issuer Event of Default — The meaning given in Condition 14 in *Terms and Conditions of the Covered Bonds* on page 89 of this Offering Circular;

Potential LLP Event of Default The meaning given in Condition 14 in *Terms and Conditions of the Covered Bonds* on page 89 of this Offering Circular;

Power of Attorney Event Any of the following events:

(a) the making of an order or the passing of a resolution for the administration, examinership, winding up, dissolution or other similar or analogous procedure in respect of the relevant Originator;

(b) the relevant Originator entering into any voluntary arrangement, scheme of arrangement, composition, trust or arrangement with creditors; or

(c) The appointment of any receiver, receiver and manager, manager, administrative receiver, administrator, examiner or liquidator or any similar or analogous official in respect of the whole or substantially the whole of the property of the relevant Originator,

(and the above expressions shall include any event which corresponds with, or has an equivalent or like effect to, such expression in Ireland); or

(d) the relevant Originator (or the relevant Servicer on its behalf) being in breach of its obligations to collect the proceeds of the Loans and enforce the terms of the Loan Agreements pursuant to Clause 7 of the Originator Trust Deed and the Servicing Agreement, provided that the Bond Trustee is satisfied that such breach is materially detrimental to the interests of the Covered Bondholders;

Pre-Acceleration Principal Priority of Payments The meaning given in *Cashflows* on page 157 of this Offering Circular;

Pre-Acceleration Revenue Priority of Payments The meaning given in *Cashflows* on page 154 of this Offering Circular;

Preceding Business Day Convention The meaning given in Condition 4(b) in *Terms and Conditions of the Covered Bonds* on page 68 of this Offering Circular;

Prescribed Limit The limit on investing in Substitution Assets and Authorised Investments set out in *Summary of the Principal Documents – LLP Deed – Limit on Investing in Substitution Assets and Authorised Investments*

Principal Amount Outstanding In respect of a Covered Bond the principal amount of that Covered Bond on the relevant Issue Date thereof less principal amounts received by the relevant holder of the Covered Bonds in respect thereof;

Principal Ledger The records in respect of the GIC Account maintained by the Cash Manager pursuant to the Cash Management Agreement in respect

of *inter alia* amounts attributed to Principal Receipts and all amounts received by the LLP (including any proceeds of sale) representing principal in respect of Substitution Assets and Authorised Investments in accordance with the terms of the LLP Deed;

Principal Paying Agent — The meaning given in *Terms and Conditions of the Covered Bonds* on page 62 of this Offering Circular;

Principal Receipts

(a) principal repayments under the Loans (including payments of arrears, Capitalised Expenses and the items referred to in paragraph (b) of the definition of True Balance);

(b) recoveries of principal from defaulting Borrowers under Loans and/or Mortgages being enforced (including the proceeds of sale of the relevant Property);

(c) any payment pursuant to any insurance policy in respect of a Property in connection with a Loan in the Portfolio subject to the Originator Trusts;

(d) the proceeds of the re-acquisition by, or release to, the relevant Originator of the beneficial interest in any Loan from the LLP pursuant to the Originator Trust Deed (excluding, for the avoidance of doubt, amounts attributable to Accrued Interest and Arrears of Interest thereon as at the relevant re- date of re-acquisition or release);

(e) the proceeds of the sale of the beneficial interest in any Loan by the LLP to any Purchaser pursuant to the Originator Trust Deed (excluding, for the avoidance of doubt, amounts attributable to Accrued Interest and Arrears of Interest thereon as at the date of completion of the relevant sale); and

(f) the proceeds from any claim against solicitors, surveyors or valuers who acted on the origination of a Loan and/or its Related Security in relation to their engagement in respect of such Loan and/or its Related Security;

Principal Subsidiary — The meaning in Condition 9(a) in *Terms and Conditions of the Covered Bonds* on page 81 of this Offering Circular;

Priorities of Payments — The Pre-Acceleration Revenue Priority of Payments, the Pre-Acceleration Principal Priority of Payments, the Guarantee Priority of Payments and the Post-Enforcement Priority of Payments;

Programme — €5 billion covered bond Programme;

Programme Agreement — The meaning given in *Subscription and Sale and Transfer and Selling Restrictions* on page 172 of this Offering Circular;

Programme Date — 30 March 2007;

Programme Resolution — Any Extraordinary Resolution to direct the Bond Trustee to accelerate the Covered Bonds pursuant to Condition 9 or to direct

the Bond Trustee or the Security Trustee to take any enforcement action;

Property — A freehold, leasehold or commonhold property (or in Scotland a heritable property or property held under a long lease) which is subject to a Mortgage;

Prospectus Directive — The meaning given to it on page 1 of this Offering Circular;

Purchaser — Any third party or any Originator to whom the LLP offers to sell its beneficial interest in Selected Loans;

Rating Agencies — Moody's and any other rating agency which at the relevant time provides a rating on the Covered Bonds to the Issuer and each a **Rating Agency** at the request of the Issuer;

Rating Agency Confirmation — A confirmation in writing by the Rating Agency (addressed to the Issuer, the Bond Trustee and the Security Trustee) that the then current ratings of the Covered Bonds will not be adversely affected by or withdrawn as a result of the relevant event or matter, or the Rating Agency not responding having received at least 14 days notice of the relevant matter or event with a request for such confirmation;

The Rating Agency not responding having received at least 14 days notice of the relevant matter or event with a request for such confirmation does not constitute any implied confirmation from the Rating Agency that the then current ratings of the Covered Bonds will not be adversely affected by or withdrawn as a result of the relevant event or matter.

Re-Acquisition Notice — A notice from the Cash Manager to the relevant Originator identifying a Loan or its Related Security in the Portfolio subject to the relevant Originator Trust which does not, as at the relevant Trust Date, materially comply with the Representations and Warranties set out in the Originator Trust Deed;

Reasonable, Prudent Mortgage Lender — The Originators and/or the Servicers and/or the Originator Trustees, as applicable, acting in accordance with the standards of a reasonably prudent commercial mortgage lender lending to borrowers in England, Wales and Scotland who generally satisfy the lending criteria of traditional sources of commercial mortgage capital;

Reference Price — The meaning given to it in the applicable Final Terms;

Registers of Scotland — The Land Register of Scotland and/or the General Register of Sasines;

Regulation S — Regulation S under the Securities Act;

Related Security — In relation to a Loan, the security for the repayment of that Loan including the relevant Mortgage, any Collateral Security and all other matters applicable thereto comprised in the Portfolio held

subject to the relevant Originator Trust pursuant to the Originator Trust Deed;

Relevant Date — The meaning given in Condition 7 in *Terms and Conditions of the Covered Bonds* on page 79 of this Offering Circular;

relevant Series of Covered Bonds — The meaning given to in on page 25 of this Offering Circular;

Relevant Screen Page — The meaning given to it in the applicable Final Terms;

Representations and Warranties — The representations and warranties made by any Originator as set out in Schedule 1 (*Representations and Warranties*) of the Originator Trust Deed;

Required True Balance Amount — The meaning given in *Summary of the Principal Documents* on page 140 of this Offering Circular;

Required Redemption Amount — The meaning given in *Summary of the Principal Documents* on page 130 of this Offering Circular;

Reset Date — The meaning given in the ISDA Definitions;

Responsible Persons — The persons identified on page 2 as responsible for the content of the Offering Circular;

Revenue Commissioners — The Revenue Commissioners of Ireland;

Revenue Ledger — The record in respect of the GIC Account maintained by the Cash Manager pursuant to the Cash Management Agreement to record amounts attributed to Revenue Receipts in accordance with the terms of the LLP Deed;

Revenue Receipts

(a) payments of interest (including Accrued Interest and Arrears of Interest as at the relevant Trust Date of a Loan) and other fees (including Early Repayment Fees and Redemption Fees) due from time to time under the Loans and other amounts received by the LLP in respect of the Loans other than the Principal Receipts;

(b) recoveries of interest from defaulting Borrowers under Loans being enforced;

(c) recoveries of interest and/or principal from defaulting Borrowers under Loans in respect of which enforcement procedures have been completed;

(d) the proceeds of the re-acquisition or release of the beneficial interest in any Loan by or to the relevant Originator from the LLP pursuant to the Originator Trust Deed, to the extent that these amounts are attributable to Accrued Interest and Arrears of Interest thereon as at the relevant date of re-acquisition or release; and

(e) the proceeds of the sale of the beneficial interest in any Loan by the LLP to any Purchaser pursuant to the Originator Trust Deed to the extent that these amounts are attributable to Accrued Interest and Arrears of Interest thereon as at the date of completion of the relevant sale;

Sale Proceeds — The cash proceeds realised from the sale of the beneficial interest in Selected Loans and their Related Security;

Sarbanes-Oxley Act — The U.S. Sarbanes-Oxley Act of 2002;

Scheduled Interest — An amount equal to the amount in respect of interest which would have been due and payable under the Covered Bonds on each Interest Payment Date as specified in Condition 4 (but excluding any additional amounts relating to premiums, default interest or interest upon interest (**Excluded Scheduled Interest Amounts**) payable by the Issuer following an Issuer Event of Default or a Pool Event but including such amounts (whenever the same arose) following service of an LLP Acceleration Notice) as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date and as if the maturity date of the Covered Bonds had been the Extended Due for Payment Date (but taking into account any principal repaid in respect of such Covered Bonds or any Guaranteed Amounts paid in respect of such principal prior to the Extended Due for Payment Date), less any additional amounts the Issuer would be obliged to pay as a result of any gross-up in respect of any withholding or deduction made under the circumstances set out in Condition 7;

Scheduled Payment Date — In relation to payments under the Covered Bond Guarantee, each Interest Payment Date or the Final Maturity Date as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date;

Scheduled Principal — An amount equal to the amount in respect of principal which would have been due and repayable under the Covered Bonds on each Interest Payment Date or the Final Maturity Date (as the case may be) as specified in Condition 6(a) and Condition 6(c) (but excluding any additional amounts relating to prepayments, early redemption, broken funding indemnities, penalties, premiums or default interest (**Excluded Scheduled Principal Amounts**) payable by the Issuer following an Issuer Event of Default or a Pool Event but including such amounts (whenever the same arose) following service of an LLP Acceleration Notice) as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date and as if the maturity date of the Covered Bonds had been the Extended Due for Payment Date;

Scottish Loan — Loans secured by Scottish Mortgages;

Scottish Mortgage — A Mortgage over a Property located in Scotland;

Scottish Trust Deed — A supplemental trust deed entered into by the relevant Originator,

Originator Trustee and the LLP pursuant to the Originator Trust Deed and substantially in the form set out in a schedule thereto;

SEC U.S. Securities and Exchange Commission;

Secured Creditors The Security Trustee (in its own capacity and on behalf of the other Secured Creditors), the Bond Trustee (in its own capacity and on behalf of the holders of the Covered Bonds), the holders of the Covered Bonds, the Couponholders, the Issuer, the Originators, the Servicer, the Account Bank, the GIC Provider, the Cash Manager, the Swap Providers, the Corporate Services Providers, the Paying Agents and any other person which becomes a Secured Creditor pursuant to the Deed of Charge;

Securities Act U.S. Securities Act of 1933, as amended;

Securities and Exchange Law The Securities and Exchange Law of Japan;

Security The security granted by the LLP to the Security Trustee under and pursuant to the terms of the Deed of Charge and includes, for the avoidance of doubt, the security arising pursuant to each Supplemental Deed of Charge;

Security Trustee Deutsche Trustee Company Limited, in its capacity as security trustee under the Trust Deed and the Deed of Charge together with any successor security trustee appointed from time to time;

Selected Loan Offer Notice A notice from the LLP served on the relevant Originator offering to sell its beneficial interest in Selected Loans and their Related Security in accordance with the terms of the Originator Trust Deed;

Selected Loan Re-Acquisition Notice A notice from the relevant Originator served on the LLP in accordance with the Originator Trust Deed accepting an offer set out in a Selected Loan Offer Notice;

Selected Loans Loans and their Related Security the beneficial interest in which is to be sold by the LLP pursuant to the terms of the LLP Deed;

Series A Tranche of Covered Bonds together with any further Tranche or Tranches of Covered Bonds which are (a) expressed to be consolidated and form a single series and (b) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices;

Series Reserved Matter In relation to Covered Bonds of a Series:

(a) reduction or cancellation of the amount payable or, where applicable, modification of the method of calculating the amount payable or modification of the date of payment or, where applicable, modification of the method of calculating the date of payment in respect of any principal or interest in respect of the Covered Bonds;

(b) alteration of the currency in which payments under the

Covered Bonds Receipts and Coupons are to be made;

(c) alteration of the majority required to pass an Extraordinary Resolution;

(d) any amendment to the Covered Bond Guarantee or the Deed of Charge (except in a manner determined by the Bond Trustee not to be materially prejudicial to the interests of the holders of Covered Bonds of any Series);

(e) except in accordance with Condition 6(f) or Condition 14,

(f) the sanctioning of any such scheme or proposal for the exchange or sale of the Covered Bonds for or the conversion of the Covered Bonds into, or the cancellation of the Covered Bonds in consideration of, shares, stock, covered bonds, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, bonds, covered bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash; and

(g) alteration of the proviso to paragraph 5 or paragraph 6 of Schedule 5 to the Trust Deed;

Servicer Anglo Irish and AIAF in their capacity as servicer under the Servicing Agreement together with any additional successor servicer appointed from time to time;

Servicer Event of Default The meaning given in *Summary of the Principal Documents* on page 132 of this Offering Circular;

Servicer Termination Event The meaning given in *Summary of the Principal Documents* on page 132 of this Offering Circular;

Servicing Agreement The servicing agreement (as amended and/or supplemented and/or restated from time to time) entered into on the Programme Date between the LLP, the Originators, the Originator Trustees, the Servicers and the Security Trustee;

Servicing Standard The standard of care specified in Clause 5 (Servicing Standard) of the Servicing Agreement;

Share Trustee Wilmington Trust SP Services (London) Limited, having its registered office at Fifth Floor, 6 Broad Street Place, London EC2M 7JH together with any successor share trustee appointed from time to time;

Specified Currency Has the meaning given to it in the applicable Final Terms;

Specified Denomination In respect of a Series of Covered Bonds, the denomination or

denominations of such Covered Bonds specified in the applicable Final Terms;

Specified Interest Payment Date — The meaning given in the applicable Final Terms;

Specified Period — The meaning given in the applicable Final Terms;

Sterling Equivalent

- In relation to a Term Advance which is denominated in (a) a currency other than Sterling, the Sterling equivalent of such amount ascertained using the relevant Covered Bond Swap Rate relating to such Term Advance and (b) Sterling, the applicable amount in Sterling;
- In relation to a Covered Bond which is denominated in (i) a currency other than Sterling, the Sterling equivalent of such amount ascertained using the relevant Covered Bond Swap Rate relating to such Covered Bond, and (ii) Sterling, the applicable amount in Sterling;

Subsidiary — Any company which is for the time being a subsidiary (within the meaning of Section 736 of the Companies Act 1985 of Great Britain, and in the case of a company or corporation incorporated in Ireland, within the meaning set out in section 155 of the Companies Act 1963 of Ireland;

Substitution Assets — Each of:

(i) Sterling demand or time deposits, certificates of deposit and commercial paper provided that in all cases (a) the short-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity are rated P-1 or higher from Moody's and (b) the issuing entity is not Anglo Irish;

(ii) Any securities or financial instruments satisfying all of the following criteria:

(a) it is:

(A) a debt instrument (other than asset backed security) having until the redemption of the obligation (i) a fixed, unconditional principal amount and (ii) a fixed rate coupon or a floating rate coupon linked to an interest rate reference; or

(B) an asset backed security (i) having until the redemption of the obligation a fixed rate coupon or a floating rate coupon linked to an interest rate reference and (ii) whose underlying cash flow-generating assets:

I. are legally acquired in accordance with the laws of an EEA Member State from the originator or an intermediary by the

securitisation SPV in a manner considered to be a true sale that is enforceable against any third party are being beyond the reach of the originator and its creditors;

II. do not consist, in whole or in part, actually or potentially, of credit linked notes or similar claims resulting from the transfer of credit risk by means of credit derivatives;

(b) the short-term unsecured, unguaranteed and unsubordinated debt obligations or, as applicable, the long-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity are rated P-1/Aa3 or higher from Moody's;

(c) the short-term unsecured, unguaranteed and unsubordinated debt obligations or, as applicable, the long-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity are rated P-1/Aa3 or higher from Moody's;

(d) it is transferable in book-entry form and is held and settled through an account at Euroclear and/or Clearstream, Luxembourg;

(e) it is admitted to trading on a regulated market as defined in MiFiD or traded on non-regulated markets accepted by the European Central Bank;

(f) the issuer and guarantor of which is established the European Economic Area (in case the issuer or guarantor is not an international or supranational institution); and

(g) it is denominated in Sterling;

sub-unit With respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, euro 0.01;

Successor in Business The meaning given in Condition 14 of the *Terms and Conditions of the Covered Bonds* on page 89 of this Offering Circular;

Supplemental Deed of Charge A supplemental fixed security over the beneficial interests of the LLP arising under the Originator Trusts declared pursuant to the Originator Trust Deed after it has come into effect, and entered into pursuant to the Deed of Charge;

Swap Agreements The Covered Bond Swap Agreements together with the Interest Swap Agreement, and each a **Swap Agreement**;

Swap Collateral At any time, any asset (including, without limitation, cash and/or securities) which is paid or transferred by a Swap Provider to the LLP as collateral to secure the performance by such Swap Provider of its obligations under the relevant Swap Agreement together with

any income or distributions received in respect of such asset and any equivalent of such asset into which such asset is transformed;

Swap Collateral Excluded Amounts At any time, the amount of Swap Collateral which may not be applied under the terms of the relevant Swap Agreement at that time in satisfaction of the relevant Swap Provider's obligations to the LLP including Swap Collateral, which is to be returned to the relevant Swap Provider from time to time in accordance with the terms of the Swap Agreements and ultimately upon termination of the relevant Swap Agreement;

Swap Provider The Covered Bonds Swap Provider together with the Interest Rate Swap Provider, and each a **Swap Provider**;

Swap Provider Default The occurrence of an Event of Default or Termination Event (each as defined in each of the Swap Agreements) where the relevant Swap Provider is the Defaulting Party or the sole Affected Party (each as defined in relevant Swap Agreement), as applicable, other than a Swap Provider Downgrade Event;

Swap Provider Downgrade Event The occurrence of an Additional Termination Event or an Event of Default (each as defined in the relevant Swap Agreement) following a failure by the Swap Provider to comply with the requirements of the ratings downgrade provisions set out in the relevant Swap Agreement;

Swap Providers Covered Bond Swap Provider and the Interest Swap Providers, and each a **Swap Provider**;

Swaps The Covered Bond Swaps together with the Interest Rate Swap;

Talons The meaning given in *Terms and Conditions of the Covered Bonds* on page 62 of this Offering Circular;

TARGET System Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System;

Temporary Global Covered Bond The meaning given in *Form of Covered Bonds* on page 49 of this Offering Circular;

Term Advance Each term advance made by the Issuer to the LLP from the proceeds of Covered Bonds pursuant to the Intercompany Loan Agreement;

Third Party Amounts Each of:

(a) amounts under an unpaid direct debit or cheque which are repaid by the relevant Originator to the bank making such payment if such bank is unable to recoup that amount itself from its customer's account;

(b) any amounts due or arising from any overpayment by any person or arising from any reimbursement by any person of any such overpayment (including, for the avoidance of

doubt, where arising from the failure of a direct debit);

(c) (subject to any right to refuse or withhold payment that has arisen by reason of the Borrower's breach of the terms of the relevant Mortgage or Loan) any amount payable to a Borrower under the terms of the Mortgage or the Loan to which that Borrower is a party (other than an Additional Loan Advance);

(d) any amounts owed to the relevant Originator pursuant to Clause 6 (Trust of Monies) of the Originator Trust Deed;

(e) any amount received from a Borrower for the express purpose of payment being made to a third party for the provision of a service (including giving insurance cover) to any of that Borrower or the relevant Originator or the LLP,

which amounts may be paid daily from monies on deposit in the GIC Account;

Title Deeds In relation to each Loan and its Related Security and the Property relating thereto, all conveyancing deeds and documents which make up the title to the Property and the security for the Loan and all searches and enquiries undertaken in connection with the grant by the Borrower of the related Mortgage;

Tranche The meaning given to it in the *Terms and conditions of the Covered Bonds* on page 63 of this Offering Circular;

Transaction The Programme and each issue of Covered Bonds thereunder;

Transaction Account The account designated as such in the name of the LLP held with the Account Bank and maintained subject to the terms of the Bank Account Agreement and the Deed of Charge or such other account as may for the time being be in place with the prior consent of the Security Trustee and designated as such;

Transaction Documents

(a) Originator Trust Deed (and any documents entered into pursuant to the Originator Trust Deed including any Scottish Trust Deed);

(b) Servicing Agreement;

(c) Asset Monitor Agreement;

(d) Intercompany Loan Agreement;

(e) LLP Deed;

(f) Cash Management Agreement;

(g) the Interest Rate Swap Agreement;

(h) each Covered Bond Swap Agreement;

(i) Guaranteed Investment Contract;

(j) Bank Account Agreement;

(k) Corporate Services Agreement;

(l) Deed of Charge (and any documents entered into pursuant to the Deed of Charge, including any Supplemental Deed of Charge);

(m) Trust Deed;

(n) Agency Agreement;

(o) Programme Agreement;

(p) each set of Final Terms (as applicable in the case of each issue of listed Covered Bonds subscribed pursuant to a subscription agreement);

(q) each Subscription Agreement (as applicable in the case of each issue of listed Covered Bonds subscribed pursuant to a subscription agreement);

(r) Master Definitions and Construction Schedule; and

(s) each document, agreement or indenture ancillary or supplemental to any of the documents specified in paragraphs (a) to (r) (inclusive) above.

Trust Date Each of the First Trust Date and the date of a declaration of trust over any New Portfolio in favour of the LLP absolutely in accordance with the Originator Trust Deed;

True Balance For any Loan as at any given date, the aggregate (but avoiding double counting) of:

(a) the original principal amount advanced to the relevant Borrower and any further amount advanced on or before the given date to the relevant Borrower secured or intended to be secured by the related Mortgage; and

(b) any interest, disbursement, legal expense, fee, charge, rent, service charge, premium or payment (including, for the avoidance of doubt, Capitalised Expenses) which has been properly capitalised in accordance with the relevant Loan Agreement or with the relevant Borrower's consent and added to the amounts secured or intended to be secured by that Loan; and

(c) any other amount (including, for the avoidance of doubt, Accrued Interest and Arrears of Interest) which is due or accrued (whether or not due) and which has not been paid by

the relevant Borrower and has not been capitalised in accordance with the relevant Loan Agreement or with the relevant Borrower's consent but which is secured or intended to be secured by that Loan,

as at the end of the Business Day immediately preceding that given date less any repayment or payment of any of the foregoing made on or before the end of the Business Day immediately preceding that given date and excluding any retentions made but not released and any Additional Loan Advances committed to be made but not made by the end of the Business Day immediately preceding that given date;

Trust Deed The meaning given in *Terms and Conditions of the Covered Bonds* on page 62 of this Offering Circular;

Trust Payment In relation to each Originator, payments to be made by the LLP to:

(a) such Originator for that Originator's declaration of trust over its Loans and Related Security included in the Initial Portfolio in favour of the LLP absolutely;

(b) such Originator for that Originator's declaration of trust over the relevant New Portfolio in favour of the LLP absolutely;

Valuation Report The valuation report or reports for mortgage purposes obtained by the relevant Originator from a Valuer in respect of a Property or a valuation report in respect of a desk-top valuation made using a methodology which would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK and which has been approved by the relevant officers of the relevant Originator;

Valuer An Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers who was at the relevant time either a member of a firm which was on the list of Valuers approved by or on behalf of the relevant Originator from time to time or an Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers employed in-house by the relevant Originator acting for that Originator in respect of the valuation of a Property;

Winding Up Directive Directive 2001/24/EC of the European Parliament and of the Council of 4 April 2001 on the reorganisation and winding up of credit institutions;

Winding Up Regulations The Irish European Communities (Reorganisation and Winding-up of Credit Institutions) Regulations 2004;

United States The United States of America;

Zero Coupon Covered Bonds Covered Bonds which will be offered and sold at a discount to their nominal amount and which will not bear interest.

ISSUER

Anglo Irish Bank Corporation plc (acting through its UK Branch)
10 Old Jewry
London EC2R 8DN

THE LLP

Anglo Irish Covered Bonds LLP
10 Old Jewry
London
EC2R 8DN

SECURITY TRUSTEE AND BOND TRUSTEE

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB

PRINCIPAL PAYING AGENT

Deutsche Bank AG, London branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

IRISH PAYING AGENT

Deutsche International Corporate Services (Ireland) Limited
5 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

LEGAL ADVISERS

To the Issuer, the LLP and the Originator as to Irish law

McCann FitzGerald
Riverside One
Sir John Rogerson's Quay
Dublin 2
Ireland

To the Dealer as to English and United States law

Allen & Overy LLP
One Bishops Square
London E1 6AO

To the Security Trustee and the Bond Trustee as to English law

Allen & Overy LLP
One Bishops Square
London E1 6AO

To the Dealer as to Scots law

Tods Murray LLP
Edinburgh Quay
133 Fountainbridge
Edinburgh EH3 9AG

AUDITORS

To the Issuer

Ernst & Young
Ernst & Young Building
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

To the LLP

Ernst & Young LLP
1 More London Place
London
SE1 2AF

DEALERS

ABN AMRO Bank N.V., London Branch
250 Bishopsgate
London EC2M 4AA

CALYON
Broadwalk House
5 Appold Street
London EC2 A2DA

LISTING AGENT/AUTHORISED ADVISER

McCann FitzGerald Listing Services Limited
Riverside One
Sir John Rogerson's Quay
Dublin 2
Ireland




cro
COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

Registration of a prospectus approved by IFSRA for issue by an Irish registered company

Investment Funds, Companies and Miscellaneous Provisions Act 2005

Section 38(1)(b) of S.I No. 324 of 2005 Prospectus (Directive 2003/71/EC) Regulations 2005

CRO receipt date stamp

Companies Acts 1963 to 2006

B18

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Details

Company Number: 22045

Company Name: ANGLO IRISH BANK CORPORATION plc

Date Approved by IFSRA: Day 23 Month 05 Year 2008

I certify on behalf of the issuer that the attached prospectus has been approved by IFSRA.

Signature [signature] Date 23rd May 2008

Surname MC LOUGHLIN Forename(s) LAURA

Position held Solicitor, Eugene F. Collins.

Presenter details

Name	EUGENE F. COLLINS		
Address	3, BURLINGTON ROAD,		
	DUBLIN 4		
DX number	25	DX exchange	DUBLIN
Telephone number	(01) 2026400	Fax number	6675200
Email	lawyer@efc.ie	Reference number	EG/LMcL

OFFERING CIRCULAR


ANGLO
IRISH
BANK



Anglo Irish Bank Corporation plc

(incorporated in Ireland and operating under the Companies Acts, 1963 to 2006, Registered Number 22045)

€30,000,000,000
Euro Medium Term Note Programme

On 15th August, 2001, Anglo Irish Bank Corporation plc (the "Issuer" or the "Bank") entered into a €1,500,000,000 Euro Medium Term Note Programme (the "Programme"). The size of the Programme was increased to €2,000,000,000 with effect from 15th August 2002, to €4,000,000,000 with effect from 2nd July, 2003, to €8,000,000,000 with effect from 24th February, 2004, to €10,000,000,000 with effect from 23rd February, 2005, to €20,000,000,000 with effect from 26th May, 2006 and to €30,000,000,000 with effect from 24th May, 2007. This Offering Circular supersedes any previous Offering Circular. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions herein. This Offering Circular does not affect any Notes already issued.

Under the Programme, the Issuer may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €30,000,000,000 (or its equivalent in other currencies calculated as described herein), subject to any increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe such Notes.

An investment in Notes issued under the Programme involves certain risks. For a discussion of these risks see "Risk Factors".

Application has been made to the Irish Financial Services Regulatory Authority (the "Financial Regulator"), as competent authority under Directive 2003/71/EC, for the Offering Circular to be approved. Such approval relates only to Notes which are to be admitted to trading on the regulated market of the Irish Stock Exchange Limited (the "Irish Stock Exchange") or other regulated markets for the purposes of Directive 2004/39/EC (the "Markets in Financial Instruments Directive") or which are to be offered to the public in any Member State of the European Economic Area. Application has also been made to the Irish Stock Exchange for Notes issued under the Programme for the period of 12 months from the date hereof to be admitted to the Official List (the "Irish Official List") and trading on its regulated market.

The Issuer also intends to make an application to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "UK Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's regulated market.

References in this Offering Circular to Notes being listed (and all related references) shall, unless specified otherwise in the applicable Final Terms (as defined below), mean that such Notes have been admitted to the Irish Official List and to trading on the regulated market of the Irish Stock Exchange, which is a regulated market for the purposes of the Markets in Financial Instruments Directive.

The Financial Regulator may, at the request of the Issuer, send to the competent authority of another European Economic Area Member State (i) a copy of the Offering Circular; (ii) a certificate of approval pursuant to Article 18 of Directive 2003/71/EC (the "Prospectus Directive") attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive (an "Attestation Certificate"); and (iii) if so required by such competent authority, a translation of the summary set out on pages 5 to 9 of this Offering Circular. At the date hereof, the Issuer has requested the Financial Regulator to send an Attestation Certificate and copy of the Offering Circular to the UK Listing Authority and to the Austrian Financial Markets Authority as competent authority in Austria.

Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in the final terms document (the "Final Terms") which, with respect to Notes to be admitted to the UK Official List and admitted to trading on the London Stock Exchange's regulated market, will be delivered to the UK Listing Authority and the London Stock Exchange and which, with respect to Notes to be admitted to the Irish Official List, will be delivered to the Irish Stock Exchange, in each case on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed or admitted to trading, as the case may be, on such other or further stock exchange(s) or markets as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes and/or Notes not admitted to trading on any market.

The Issuer may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event a supplemental Offering Circular, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger
Deutsche Bank

Dealers

ABN AMRO	**Anglo Irish Bank**
Banc of America Securities Limited	**Barclays Capital**
BNP PARIBAS	**Citi**
Commerzbank Aktiengesellschaft	**Davy**
Deutsche Bank	**HSBC**
Merrill Lynch International	**National Australia Bank Limited**
Nomura International	**The Royal Bank of Scotland**
UBS Investment Bank	**WestLB AG**

23rd May, 2008

This Offering Circular comprises a base prospectus for the purpose of Article 5.4 of the Prospectus Directive.

The Issuer (the "Responsible Person") accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of the Final Terms will be available from the registered office of the Issuer and from the specified office set out below of each of the Paying Agents (as defined below).

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference"). This Offering Circular shall be read and construed on the basis that such documents are incorporated in and form part of this Offering Circular.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer in connection with the Programme. No Dealer or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer in connection with the Programme.

Subject as provided in the applicable Final Terms, the only persons authorised to use this Offering Circular in connection with an offer of Notes are the persons named (or identifiable) in the applicable Final Terms as the relevant Dealer(s) or the Financial Intermediaries, as the case may be.

No person is or has been authorised by the Issuer, the Dealers or the Trustee to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Trustee or any of the Dealers.

Any person (an "Investor") intending to acquire or acquiring any securities from any person (an "Offeror") should be aware that, in the context of an offer to the public, the Issuer may be responsible to the Investor for the Offering Circular only if the Issuer has authorised that Offeror to make the offer to the Investor. Each Investor should therefore enquire whether the Offeror is so authorised by the Issuer. If the Offeror is not authorised by the Issuer, the Investor should check with the Offeror whether anyone is responsible for the Offering Circular in the context of the offer to the public, and, if so, who that person is. If the Investor is in any doubt about whether it can rely on the Offering Circular and/or who is responsible for its contents it should take legal advice.

An Investor intending to acquire or acquiring any Notes from an Offeror will do so, and offers and sales of the Notes to an Investor by an Offeror will be made, in accordance with any terms and other arrangements in place between such Offeror and such Investor including as to price, allocations and settlement arrangements. The Issuer will not be a party to any such arrangements with Investors (other than the relevant Dealer) in connection with the offer or sale of the Notes and, accordingly, this Offering Circular and any Final Terms will not contain such information. The Investor must look to the Offeror at the time of such offer for the provision of such information. The Issuer has no responsibility to an Investor in respect of such information.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the Trustee or any of the Dealers that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer or the Trustee or any of the Dealers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer or the Issuer and its subsidiaries (the "Group") is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the

document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer or the Group during the life of the Programme or to advise any investor in the Notes of any information coming to their attention.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "Subscription and Sale").

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Trustee and the Dealers do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, unless specifically indicated to the contrary in the applicable Final Terms, no action has been taken by the Issuer, the Trustee or the Dealers which is intended to permit a public offering of any Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the European Economic Area (including Austria, the United Kingdom and the Republic of Ireland ("Ireland")) and Japan, – see "Subscription and Sale".

This Offering Circular has been prepared on the basis that, except to the extent sub-paragraph (ii) below may apply, any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of an offering contemplated in this Offering Circular as completed by Final Terms in relation to the offer of those Notes may only do so (i) in circumstances in which no obligation arises for the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer, or (ii) if a prospectus for such offer has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State and (in either case) published, all in accordance with the Prospectus Directive, provided that any such prospectus has subsequently been completed by Final Terms which specify that offers may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State and such offer is made in the period beginning and ending on the dates specified for such purpose in such prospectus or Final Terms, as applicable. Except to the extent sub-paragraph (ii) above may apply, neither the Issuer nor any Dealer has authorised, nor do they authorise, the making of any offer of Notes in circumstances in which an obligation arises for the Issuer or any Dealer to publish or supplement a prospectus for such offer.

The language of this Offering Circular is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

All references in this Offering Circular to "U.S. dollars", "U.S.$" and "$" refer to United States dollars, to "Sterling" and "£" refer to pounds sterling and to "euro" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

TABLE OF CONTENTS

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in accordance with all applicable laws and rules.

SUMMARY OF THE PROGRAMME

This Summary must be read as an introduction to this Offering Circular and any decision to invest in any Notes should be based on a consideration of this Offering Circular as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to the Responsible Person in any such Member State in respect of this Summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Offering Circular. Where a claim relating to information contained in this Offering Circular is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Offering Circular before legal proceedings are initiated. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this Summary.

Issuer:	Anglo Irish Bank Corporation plc
Risk Factors:	There are certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme. These are set out under "Risk Factors" below. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme (see "Risk Factors").
Description:	Euro Medium Term Note Programme
Arranger:	Deutsche Bank AG, London Branch
Dealers:	ABN AMRO Bank N.V. Anglo Irish Bank Corporation plc Banc of America Securities Limited Barclays Bank PLC BNP PARIBAS Citigroup Global Markets Limited Commerzbank Aktiengesellschaft Deutsche Bank AG, London Branch HSBC Bank plc J&E Davy Merrill Lynch International National Australia Bank Limited ABN 12 004 044 937 Nomura International plc The Royal Bank of Scotland plc UBS Limited WestLB AG and any other Dealers appointed in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale") including the following restrictions applicable at the date of this Offering Circular.
Issuing and Principal Paying Agent:	Deutsche Bank AG, London Branch
Trustee:	Deutsche Trustee Company Limited

Programme Size: Up to €30,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement (as defined in "Subscription and Sale")) outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution: Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.

Currencies: Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer and the relevant Dealer.

Redenomination: The applicable Final Terms may provide that certain Notes may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Final Terms.

Maturities: Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency, except for Undated Subordinated Notes which will not have a stated maturity. At the date of this Offering Circular, Subordinated Notes may be dated or undated and, in the case of Dated Subordinated Notes, the minimum maturity will be such as will enable such Notes to qualify as capital for supervisory purposes from time to time.

Issue Price: Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.

Form of Notes: The Notes will be issued in bearer form, which may be in new global note ("NGN") form, as described in "Form of the Notes" and will be Senior Notes, Dated Subordinated Notes or Undated Subordinated Notes.

Fixed Rate Notes: Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.

Floating Rate Notes: Floating Rate Notes will bear interest at a rate determined:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the Issuer and the relevant Dealer.

The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.

Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.
Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.
Redemption:	The applicable Final Terms will indicate either that (except for Undated Subordinated Notes which will not have a stated maturity) the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons (subject, in the case of Subordinated Notes only, to having obtained prior Relevant Supervisory Consent (as defined in Condition 5)) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer (subject, in the case of Subordinated Notes only, to having obtained prior Relevant Supervisory Consent) and/or (save in respect of Subordinated Notes) the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer. The applicable Final Terms may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer save that the minimum denomination of each Note will be such amount as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency, and save that (i) the minimum denomination of each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €1,000 and (ii) the minimum denomination of each Unlisted Note (as defined under "*Subscription and Sale – Ireland*") will be €500,000 (or, in either case, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency).
Taxation:	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by Ireland or any political sub- division thereof or by any authority therein or thereof having power to tax unless such withholding is required by law, subject as provided in Condition 6. In the event that any such

deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 6, be required to pay additional amounts to cover the amounts so deducted.

Negative Pledge: The Notes will not contain a negative pledge provision.

Cross Default: The terms of the Senior Notes will contain a cross default provision as further described in Condition 8.

Status of the Senior Notes: The Senior Notes and any relative Receipts and Coupons will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank *pari passu*, without any preference among themselves, and (subject as aforesaid and save for certain obligations preferred by law) equally with all other outstanding, unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

Status of the Dated Subordinated Notes: The Dated Subordinated Notes and any relative Receipts and Coupons will constitute direct, unsecured obligations of the Issuer, subordinated as hereinafter referred to, and will rank *pari passu* without any preference among themselves. The claims of the holders of the Dated Subordinated Notes and any relative Receipts and Coupons will, in the event of the winding-up of the Issuer, be subordinated in right of payment in the manner provided in the Trust Deed to the claims of depositors and all other unsubordinated creditors of the Issuer and will rank, in the event of the winding-up of the Issuer, at least *pari passu* in right of payment with all other Subordinated Indebtedness, present and future, of the Issuer.

Status of the Undated Subordinated Notes: The Undated Subordinated Notes and any relative Coupons will constitute direct, unsecured obligations of the Issuer, subordinated as hereinafter referred to, and will rank *pari passu* without any preference among themselves. The claims of the holders of the Undated Subordinated Notes and any relative Coupons will be subordinated in right of payment to the claims of Senior Creditors of the Issuer in that payments of principal and interest in respect of the Undated Subordinated Notes will be conditional upon the Issuer being solvent at the time of payment by the Issuer and in that no principal or interest shall be payable in respect of the Undated Subordinated Notes or the relative Coupons (if any) except to the extent that the Issuer could make such payment and still be solvent immediately thereafter.

Rating: Any rating of the Notes to be issued under the Programme will be specified in the applicable Final Terms. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Listing and admission to trading: Application has been made to the Irish Stock Exchange for Notes issued under the Programme up to the expiry of 12 months from the date of this Offering Circular to be admitted to the Irish Official List and to trading on the regulated market of the Irish Stock Exchange.

The Issuer also intends to make an application to the UK Listing Authority for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the UK Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's regulated market.

Notes may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets agreed between the Issuer and the relevant Dealer in relation to the Series. Notes which are neither listed nor admitted to trading on any market may also be issued.

The applicable Final Terms will state whether or not the relevant Notes are to be listed and/or admitted by trading and, if so, on which stock exchange(s) and/or markets.

Governing Law: The Notes will be governed by, and construed in accordance with, English law, except that Condition 2 will be governed by, and construed in accordance with, Irish law.

The Trust Deed will be governed by, and construed in accordance with, English law except that clause 6 will be governed by, and construed in accordance with, Irish law.

Selling Restrictions: There are selling restrictions on the offer, sale and transfer of the Notes in the United States, the European Economic Area (including Austria, the United Kingdom and Ireland) and Japan, and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes—see "Subscription and Sale".

The Issuer believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the inability of the Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Offering Circular and reach their own views prior to making any investment decision.

Factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme

The Group's results may be adversely affected by general economic conditions and other business conditions

The Issuer's results are influenced by general economic and other business conditions. If there is a slowdown in the global and local economies in which the Issuer operates, borrowing by customers may decrease. This would have an adverse effect on the Issuer's ability to generate revenue through the disbursement of new loans.

In addition, although the Issuer believes that the rigour of its risk management standards and the effectiveness with which they are applied have led to a low level of impaired loans (just 0.50 per cent. of total lending as of 30th September, 2007 of the Group), a general economic slowdown may nevertheless impair the ability of its customers to repay their loans.

The Issuer's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, employment trends, the state of the economy and market interest rates at the time. As the Issuer currently conducts substantially all of its business in Ireland, the United Kingdom and the United States, its performance is influenced significantly by the level and cyclical nature of business activity in these countries, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in one or more of these economies will not have a material effect on the Issuer's future results.

Liquidity risk may impair the Issuer's ability to fund its business and make timely payments on the Notes

Liquidity risk is the risk that the Issuer does not have sufficient funds available at all times to meet its contractual and contingent cash flow obligations. The Issuer seeks to manage its liquidity risk by holding a stock of highly liquid assets which can be readily realised for cash and by focusing on the liquidity profile of its assets and liabilities. However, the Issuer's liquidity may be adversely affected by a number of factors, including significant unforeseen changes in interest rates, ratings downgrades, higher than anticipated losses on investments and disruptions in the financial markets generally.

An inability on the Issuer's part to access funds or to access the markets from which it raises funds may put the Issuer's positions in liquid assets at risk and lead it to be unable to finance operations adequately. A dislocated credit environment compounds the risk that the Issuer will not be able to access funds at favourable rates. These and other factors also could lead creditors to form a negative view of the Issuer's liquidity, which could result in less favourable credit ratings, higher borrowing costs and less accessible funds. In addition, because the Issuer receives a significant portion of its funding from deposits, the Issuer is subject to the risk that depositors could withdraw their funds at a rate faster than the rate at which borrowers repay their loans, thus causing liquidity strain.

In addition, there are always some timing differences between cash payments the Issuer owes on its liabilities and the cash payments due to it on its investments. The Issuer's ability to overcome these cash mismatches and make timely payments on the Notes may be adversely affected if the fixed income markets were to experience significant liquidity problems. Also, under certain market conditions, the Issuer could be unable to sell additional products and unable to sell the Issuer's portfolio investments in sufficient amounts to raise the cash required to pay the Notes when due.

Furthermore, in circumstances where the Issuer's competitors have ongoing limitations on their access to other sources of funding such as wholesale market derived funding, this also may adversely affect the Issuer's access to funds and its cost of funding.

The Issuer's credit ratings may not reflect all risks of an investment in the Notes

The credit ratings of the Programme may not reflect the potential impact of all risks related to structure and other factors on any trading market. In addition, real or anticipated changes in the Issuer's credit ratings will generally affect any trading market for, or trading value of, the Notes.

Moreover, a credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

The Issuer's credit ratings are an assessment of its ability to pay obligations, including those on any securities issued. Consequently, actual or anticipated declines in the Issuer's credit ratings may affect the market value of the Issuer's securities.

The Issuer's hedging strategies may not prevent losses

The Issuer is continually seeking to manage its interest rate, currency and refinancing risks. If any of the variety of instruments and strategies the Issuer uses to hedge its exposure to these various types of risk is not effective, the Issuer may incur losses. The Issuer may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

The Issuer's derivatives counterparties may not honour their contracts

The Issuer seeks to use derivatives to manage its market risks. These derivatives are negotiated and transacted with a range of counterparties. While to date there has not been a situation in which a derivative counterparty of the Issuer has not honoured its obligations under the derivative agreement, a failure by one or more counterparties to honour the terms of its derivatives contract with the Issuer could have an adverse effect on the business, results of operations and financial condition of the Issuer.

Increasing competition may adversely affect the Issuer's income and business

Competition in the Issuer's business is based on name recognition, service, product and price. The Issuer competes with a large number of other credit institutions in each of the markets in which it operates, including local, domestic and foreign banks. Many of these institutions offer a broader array of products, may have more competitive pricing and may have greater financial resources with which to compete. Competition may have a negative effect on the Issuer's results.

Systemic risk could adversely affect the Issuer's business

The credit environment can be adversely affected by instances of fraud and default. Concerns about, or a default by, one institution could lead to liquidity problems or losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Issuer interacts on a daily basis and therefore could adversely affect the Issuer.

The Issuer conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates

Changes in government policy, legislation or regulatory interpretation applying to the financial services industry in the markets in which the Issuer operates may adversely affect its product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. These changes include possible changes in government and regulatory policies, the regulation of selling practices and solvency and capital requirements.

The Issuer is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. Changes in supervision and regulation, in particular in Ireland, could materially affect the Issuer's business, the products and services offered or the value of its assets.

Although the Issuer works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of the Issuer.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Offering Circular or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) they may lose all or a substantial portion of their principal;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

The historical experience of an index should not be viewed as an indication of the future performance of such index during the term of any Index Linked Notes. Accordingly, each potential investor should consult its own financial and legal advisers about the risk entailed by an investment in any Index Linked Notes and the suitability of such Notes in light of its particular circumstances.

Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of his investment.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favourable than then prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium from their principal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

The Issuer's obligations under Subordinated Notes are subordinated

The Issuer's obligations under Dated Subordinated Notes will be unsecured and subordinated and will rank junior in priority of payment in the manner provided in the Trust Deed to the claims of all depositors and all other unsubordinated conditions of the Issuer. The claims of the holders of Undated Subordinated Notes are subordinated to the claims of Senior Creditors of the Issuer in that payments of principal and interest are conditional upon the Issuer being solvent at the time of payment by the Issuer and that no payment of principal and interest shall be made unless the Issuer could make such payment and still be solvent immediately

thereafter. "Senior Creditors" means all creditors of the Issuer who are depositors or other unsubordinated creditors of the Issuer or creditors who are subordinated creditors of the Issuer (including the holders of Dated Subordinated Notes) other than those whose claims rank or are expected to rank *pari passu* with or junior to the claims of the holders of Undated Subordinated Notes (if any) (whether only in the event of a winding-up of the Issuer or otherwise).

Under certain conditions, interest payments under Undated Subordinated Notes must be deferred

If the Issuer is unable to satisfy the solvency condition as set out in Condition 2(c) of the Notes, then the Issuer must defer the payment of interest on Undated Subordinated Notes until such time as the Issuer is able to make payment of principal or interest and still be solvent immediately thereafter.

The Issuer will pay all deferred interest, and interest on that deferred interest, on all Undated Subordinated Notes as soon as, after giving effect to such payments, it no longer would be required to defer interest under the terms described above. The Issuer will make this payment in respect of all Undated Subordinated Notes on the next scheduled Interest Payment Date that occurs in respect of any issue of Undated Subordinated Notes, unless it elects to make the payment earlier.

In no event will holders of Undated Subordinated Notes be able to accelerate the maturity of their Undated Subordinated Notes; such holders will have claims only for amounts then due and payable on their Undated Subordinated Notes. After the Issuer has fully paid all deferred interest on any issue of Undated Subordinated Notes and if that issue of Undated Subordinated Notes remains outstanding, future interest payments on that issue of Undated Subordinated Notes will be subject to further deferral as described above.

Any deferral of interest payments will likely have an adverse effect on the market price of the Undated Subordinated Notes. In addition, as a result of the interest deferral provision of the Undated Subordinated Notes, the market price of the Undated Subordinated Notes may be more volatile than the market prices of other debt securities on which original issue discount or interest accrues that are not subject to such deferrals and may be more sensitive generally to adverse changes in the Issuer's financial condition.

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers, authorisation and substitution

The Trust Deed contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed which in the opinion of the Trustee is not materially prejudicial to the Noteholders or (ii) any modification of any of these Conditions or any provision of the Notes, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law or (iii) the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 14(iii) of the conditions of the Notes.

Notes where denominations involve integral multiples: definitive Notes

In relation to any issue of Notes which have Specified Denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of another smaller amount, it is possible that such Notes may be traded in amounts that are not integral multiples of such minimum Specified Denomination. In such a case a holder who, as a result of trading such amounts, holds an amount which is less than the minimum Specified Denomination in his account with the relevant clearing system at the relevant time may not receive a definitive Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to a Specified Denomination.

If definitive Notes are issued, holders should be aware that definitive Notes which have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade.

Change of law

The conditions of the Notes are based on English (or, in the case of the subordination provisions, Irish) law in effect as at the date of this Offering Circular. No assurance can be given as to the impact of any possible judicial decision or change to English or Irish law or administrative practice after the date of this Offering Circular.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency-equivalent value of the principal payable on the Notes and (3) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have previously been published or are published simultaneously with this Offering Circular and have been approved by the Irish Stock Exchange or filed with it shall be deemed to be incorporated in, and to form part of, this Offering Circular:

(a) the auditors report and the audited consolidated and non-consolidated annual financial statements of the Issuer for the financial years ended 30th September, 2006 and 30th September, 2007 and the interim consolidated financial statements of the Issuer for the six months ended 31st March, 2008; and

(b) memorandum and articles of association of the Issuer,

sâve that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained in any document which is subsequently incorporated by reference herein by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

The documents incorporated by reference have been filed with the Irish Stock Exchange in accordance with Titles IV and V of Directive 2001/34/EC (the "Combined Admissions and Reporting Directive").

Any documents incorporated by reference in the documents incorporated by reference herein shall not form part of this Offering Circular.

Copies of documents incorporated by reference in this Offering Circular can be obtained from the registered office of the Issuer and from the specified offices of the Paying Agents for the time being in London and Frankfurt. Written requests for such documents should be directed to the Issuer at its office set out at the end of this Offering Circular. In addition, such documents will be available from the principal office in Ireland of J&E Davy in its capacity as listing agent for the Notes listed on the Irish Official List.

The Issuer will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Offering Circular which is capable of affecting the assessment of any Notes, prepare a supplement to this Offering Circular or publish a new Offering Circular for use in connection with any subsequent issue of Notes in accordance with Article 16 of the Prospectus Directive.

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global note (a "Temporary Global Note") or, if so specified in the applicable Final Terms, a permanent global note (a "Permanent Global Note", and each a "Global Note") which, in either case, will:

(i) if the Global Note is intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the Tranche to a common safekeeper (the "Common Safekeeper") for Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, societe anonyme ("Clearstream, Luxembourg"); and

(ii) if the Global Note is not intended to be issued in NGN form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the Tranche to a common depositary (the "Common Depositary") for Euroclear and Clearstream, Luxembourg.

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Note if the Temporary Global Note is not issued in NGN form) only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which is 40 days after a Temporary Global Note is issued, interests in the Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Note of the same Series or (ii) subject to the following proviso, definitive Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Final Terms), in each case against certification of beneficial ownership as described above unless such certification has already been given; *provided that* a Temporary Global Note representing Notes which have Specified Denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of a smaller amount will be exchangeable for definitive Notes only following the occurrence of an Exchange Event (as defined below). The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the Permanent Global Note, if the Permanent Global Note is not issued in NGN form) without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached either (i) upon not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. A Permanent Global Note representing Notes which have Specified Denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of a smaller amount will be exchangeable for definitive Notes only upon an Exchange Event. For these purposes, "Exchange Event" means that (i) an Event of Default (as defined in Condition 8) has occurred and is continuing or (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system satisfactory to the Trustee is available. The Issuer will promptly give notice to the Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Temporary Global Note or a Permanent Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as shall be approved by the Issuer, the Agent and the Trustee.

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme with a denomination of less than €50,000 (or its equivalent in another currency).

[Date]

ANGLO IRISH BANK CORPORATION plc

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the €30,000,000,000
Euro Medium Term Note Programme

[The Offering Circular referred to below (as completed by these Final Terms) has been prepared on the basis that, except as provided in sub-paragraph (ii) below, any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (2003/71/EC) (each, a "Relevant Member State") will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly any person making or intending to make an offer of the Notes may only do so:

(i) in circumstances in which no obligation arises for the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer; or

(ii) in those Public Offer Jurisdictions mentioned in Paragraph 36 of Part A below, provided such person is one of the persons mentioned in Paragraph 36 of Part A below and that such offer is made during the Offer Period specified for such purpose therein.

Neither the Issuer nor any Dealer has authorised, nor do they authorise, the making of any offer of Notes in any other circumstances.][1]

[The Offering Circular referred to below (as completed by these Final Terms) has been prepared on the basis that any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (2003/71/EC) (each, a "Relevant Member State") will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly any person making or intending to make an offer in that Relevant Member State of the Notes may only do so in circumstances in which no obligation arises for the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither the Issuer nor any Dealer has authorised, nor do they authorise, the making of any offer of Notes in any other circumstances].[2]

PART A — CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated [*date*] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at [*address*] and [*website*] and copies may be obtained during normal business hours from [*address*].

[The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Offering Circular dated [*original date*] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular dated [*current date*], save in respect of the Conditions which are

1 Include this legend where a non-exempt offer of Notes is anticipated.

2 Include this legend where only an exempt offer of Notes is anticipated.

extracted from the Offering Circular dated [original date] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated [*current date*] and [*original date*]. Copies of such Offering Circulars are available for viewing at [*address*] [and] [*website*] and copies may be obtained during normal business hours from [*address*].]

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the Final Terms.]

[When adding any other final terms or information, consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive, the publication of which would in turn trigger the investors' right to withdraw their acceptances within a 48-hour time period.]

1.	Issuer:		Anglo Irish Bank Corporation plc
2.	(i)	Series Number:	[ ]
	(ii)	Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:		[ ]
4.	Aggregate Nominal Amount:		
	(i)	Series:	[ ]
	(ii)	Tranche:	[ ]
5.	Issue Price:		[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*if applicable*)]
6.	(i)	Specified Denominations:	[ ] *(N.B. If an issue of Notes is (i) NOT admitted to trading on a European Economic Area exchange; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €1,000 minimum denomination is not required.)* *(N.B. – where a minimum denomination and integral multiples of a smaller amount thereabove are being used, the following sample wording should be followed:* *"[X] and integral multiples of [Y] in excess thereof up to and including [Z]. No notes in definitive form will be issued with a denomination above [Z].")* *(N.B. Notes that are not to be listed on a recognised stock exchange must have a minimum denomination of €500,000 (or its equivalent in another currency).)*
	(ii)	Calculation Amount:	[ ] *(If only one Specified Denomination, insert the Specified Denomination.* *If more than one Specified Denomination, insert the highest common factor. Note: There must be a common factor in the case of two or more Specified Denominations.)*

7.	(i)	Issue Date [and Interest Commencement Date]:	[ ]
	(ii)	Interest Commencement Date (if different from the Issue Date):	[ ]
			(N.B. An Interest Commencement Date will not be relevant for certain Notes, for example Zero Coupon Notes.)
8.	Maturity Date:		[*Fixed rate — specify date*/ *Floating rate* — Interest Payment Date falling in or nearest to [*specify month and year*]]
9.	Interest Basis:		[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:		[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
			(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes, such notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") will apply)
11.	Change of Interest Basis or Redemption/Payment Basis:		*[Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis]*
12.	Put/Call Options:		[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:		[Senior/[Dated/Undated] Subordinated]
14.	Method of distribution:		[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/other *(specify)*] in arrear] *(If payable other than annually, consider amending Condition 3)*
	(ii)	Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] *(NB: This will need to be amended in the case of long or short coupons)*

	(iii)	Fixed Coupon Amount(s):	[ ] per Calculation Amount
	(iv)	Broken Amount(s):	[ ] per Calculation Amount, payable on the Interest Payment Date falling [in/on] [ ]
	(v)	Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or *specify other]*
	(vi)	Determination Date(s):	[ ] in each year *[Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Day Count Fraction is Actual/ Actual (ICMA))]*
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16.	**Floating Rate Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ [*specify other*]]
	(iii)	Additional Business Centre(s):	[ ]
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
	(vi)	Screen Rate Determination:	
	–	Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement)*
	–	Interest Determination Date(s):	[ ] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET2 System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
	–	Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Reuters EURIBOR01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
	(vii)	ISDA Determination:	
	–	Floating Rate Option:	[ ]

	—	Designated Maturity:	[ ]
	—	Reset Date:	[ ]
	(viii)	Margin(s):	[+/-] [ ] per cent. per annum
	(ix)	Minimum Rate of Interest:	[ ] per cent. per annum
	(x)	Maximum Rate of Interest:	[ ] per cent. per annum
	(xi)	Day Count Fraction:	[Actual/Actual (ISDA) Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 30E/360 (ISDA) *Other]* *(See Condition 3 for alternatives)*
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
17.	**Zero Coupon Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ]
	(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 5(e)(iv) and 5(j) apply/*specify other*] *(Consider applicable day count fraction if not U.S. dollar denominated)*
18.	**Index Linked Interest Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Index/Formula:	*[give or annex details]*
	(ii)	Calculation Agent:	[*give name and address*]
	(iii)	Party responsible for calculating the Rate of Interest (if not the Calculation Agent) and Interest Amount (if not the Agent):	[ ]
	(iv)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(v)	Specified Period(s)/Specified Interest Payment Dates:	[ ]

(vi)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ *specify other*]
(vii)	Additional Business Centre(s):	[ ]
(viii)	Minimum Rate of Interest:	[ ] per cent. per annum
(ix)	Maximum Rate of Interest:	[ ] per cent. per annum
(x)	Day Count Fraction:	[ ]

19. **Dual Currency Interest Note Provisions** — [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i)	Rate of Exchange/method of calculating Rate of Exchange:	*[give details]*
(ii)	Party, if any, responsible for calculating the principal and/or interest due (if not the Agent):	[ ]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv)	Person at whose option Specified currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20. Issuer Call: — [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i)	Optional Redemption Date(s):	[ ]
(ii)	Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount/see Appendix/*specify other*
(iii)	If redeemable in part:	
	(a) Minimum Redemption Amount:	[ ]
	(b) Higher Redemption Amount:	[ ]
(iv)	Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer, the Agent and the Trustee)*

21. Investor Put: — [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i)	Optional Redemption Date(s):	[ ]

	(ii) Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount/see Appendix/*specify other*
	(iii) Notice period (if other than as set out in the Conditions):	[ ]
22.	Final Redemption Amount:	[ ] per Calculation Amount/*specify other*/see Appendix] *(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes, such Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)*
23.	Early Redemption Amount payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 5*(e)*:	[[ ] per Calculation Amount/see Appendix/*specify other*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date [Following the occurrence of an Exchange Event]] [Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event] *(Ensure that this is consistent with the wording in the "Form of the Notes" section in the Offering Circular and the Notes themselves.)*
25.	New Global Note:	[Yes][No]
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 16(iii) and 18(vii) relate)*
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. If yes, give details]
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/give details. N.B.: a new form of *Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues]*
29.	Details relating to Instalment Notes:	

	(i) Instalment Amount(s):	[Not Applicable/*give details*]
	(ii) Instalment Date(s):	[Not Applicable/*give details*]
30.	Redenomination applicable:	Redenomination [not] applicable *[(If Redenomination is applicable, specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates))][(if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms)]*
31.	Other final terms or special conditions:	[Not Applicable/give details] *(When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive.)*

DISTRIBUTION

32.	(a) If syndicated, names and addresses of Managers and underwriting commitments:	[Not Applicable/*give names and addresses and underwriting commitments*] *(Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers)*
	(b) Date of Subscription Agreement:	[ ]
	(c) Stabilising Manager(s) (if any):	[Not Applicable/*give names*]
33.	If non-syndicated, name and address of relevant Dealer:	[*Name and address*]
34.	Total commission and concession:	[ ] per cent. of the Aggregate Nominal Amount
35.	U.S. Selling Restrictions:	[Reg. S Compliance Category (2); TEFRA C/TEFRA D/TEFRA not applicable]
36.	Non exempt Offer:	[Not Applicable] [An offer of the Notes may be made by the Managers [and [*specify names of other financial intermediaries/placers making non-exempt offers, to the extent known OR consider a generic description of other parties involved in non-exempt offers (e.g. "other parties authorised by the Managers") or (if relevant) note that other parties may make non-exempt offers in the Public Offer Jurisdictions during the Offer Period, if not known*]] (the "Distributors" and, together with the Managers, the "Financial Intermediaries") other than pursuant to Article 3(2) of the Prospectus Directive in [*specify relevant Member State(s) – which must be jurisdictions where the Offering Circular and any supplements have been passported (in addition to the jurisdiction where approved and published)*] (the "Public Offer Jurisdictions") during the Offer Period (as defined in Paragraph [4] of Part B below). See further Paragraph [4] of Part B below.

		(N.B. Consider any local regulatory requirements necessary to be fulfilled so as to be able to make a non-exempt offer in relevant jurisdictions. No such offer should be made in any relevant jurisdiction until those requirements have been met. Non-exempt offers may only be made into jurisdictions in which the base prospectus. (and any supplement) has been notified/passported.)
37.	Additional selling restrictions:	[Not Applicable/*give details*]

ISIN:	[ ]
Common Code:	[ ]

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue [and] [public offer in the Public Offer Jurisdictions] [and] [admission to [the Irish Official List] [and] [the UK Official List] [*specify other*] and to] trading on [the regulated market of the [Irish Stock Exchange] [and] [the London Stock Exchange] [*specify other*]] of the Notes described herein pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Anglo Irish Bank Corporation plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [Information on underlying assets has been extracted from [source]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by source, no facts have been omitted which would render the reproduced information inaccurate or misleading].

Signed on behalf of Anglo Irish Bank Corporation plc:

By:. ....
Duly authorised

PART B — OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

Listing and admission to trading: [Not Applicable][Application [has been/is expected to be] made by the Issuer (or on its behalf) for the Notes to be admitted to [[the Irish Official List] [and] [the UK Official List] [*specify other*] and to] trading on [the regulated market of the [Irish Stock Exchange] [and] [the London Stock Exchange] [*specify other*]] with effect from [ ].]

2. RATINGS

Ratings: The Notes to be issued have been rated:

[S & P: [ ]]
[Moody's: [ ]]
[Fitch: [ ]]
[[Other]: [ ]]

[Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.]

(The above disclosure should reflect the rating allocated to Notes issued under the Programme generally or, where the issue has been specifically rated, that rating.)

[3. NOTIFICATION [AND AUTHORISATION]

The Financial Regulator [has been requested to provide/has provided — *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.]

[The Issuer has authorised the use of these Final Terms and the Offering Circular dated [ ] by the [Dealers/Managers] and the Financial Intermediaries in connection with offer of the Notes to the public in the Public Offer Jurisdictions during the Offer Period.

4. [PUBLIC OFFERS

(i) Offer Period: [ ] to [ ]
(Should be from the date of publication of the Final Terms to a specified date or a formula such as "the Issue Date" or "the date which falls [ ] Business Days thereafter".)

(ii) Offer Price: The Issuer has offered the Notes to the Managers at the initial issue price of [ ] less a total commission of [ ]. *OR (where the price is not determined at the date of the Final Terms)* The issue price of the Notes will be determined by the Issuer and the Managers on or about [ ] in accordance with market conditions then prevailing, including [supply and demand for the Notes and other similar securities] [and] [the then current market price of [*insert relevant benchmark security, if any*].

(iii)	Conditions to which the offer is subject:	Offers of the Notes are conditional on their issue [and on any additional conditions set out in the standard terms of business of the Financial Intermediaries, notified to investors by the relevant Financial Intermediary]
(iv)	Description of the application process:	[ ]/Not Applicable *(May not be applicable if a full application process is not being followed)*
(v)	Details of the minimum and/or maximum amount of application:	[ ]/Not Applicable
(vi)	Description of possibility to reduce subscriptions and manner for refunding excess amount paid by applicants:	[ ]/Not Applicable
(vii)	Details of the method and time limits for paying up and delivering the Notes:	[The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys. Investors will be notified by the relevant Financial Intermediary of their allocations of Notes and the settlement arrangements in respect thereof.]
(viii)	Manner and date in which results of the offer are to be made public:	[ ]/Not Applicable *(Not Applicable unless the issue is an "up to" issue, in which case disclosure must be included)*
(ix)	Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of subscription rights not exercised:	[ ]/Not Applicable
(x)	Categories of potential investors to which the Notes are offered:	Offers may be made by the Financial Intermediaries in the Public Offer Jurisdictions to any person [*insert suitability criteria, if any are deemed appropriate pursuant to any applicable conduct of business rules*]. In other EEA countries, offers will only be made by the Financial Intermediaries pursuant to an exemption from the obligation under the Prospectus Directive as implemented in such countries to publish a prospectus.
(xi)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	[ ]/Not Applicable No dealings in the Notes on a regulated market for the purposes of the Markets in Financial Instruments Directive (Directive 2004/39/EC) may take place prior to the Issue Date.
(xii)	Amount of any expenses and taxes specifically charged to the subscriber or purchaser:	[ ]/Not Applicable
(xiii)	[Name(s) and address(es), to the extent known to the Issuer, of the placers in the various countries where the offer takes place:]	[None/*give details (include the Financial Intermediaries specified in item 36 of Part A)*]

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save for any fees payable to the [Managers/Dealers], so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. — *Amend as appropriate if there are other interests*]

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i)	Reasons for the offer:	[ ]
		(See ["Use of Proceeds"] wording in Offering Circular — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)]
(ii)	Estimated net proceeds:	[ ]
		(Also see "Use of Proceeds" wording in Offering Circular – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here. If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)
(iii)	Estimated total expenses:	[ ]. [*Include breakdown of expenses*]
		(If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies (i) above is required where the reasons for the offer are different from making profit and/or hedging certain risks and, where such reasons are inserted in (i), disclosure of net proceeds and total expenses at (ii) and (iii) above are also required.)

7. YIELD *(Fixed Rate Notes only)*

Indication of yield:	[ ]
	[Calculated as [*include details of method of calculation in summary form*] on the Issue Date.]
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8. HISTORIC INTEREST RATES *(Floating Rate Notes only)*

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Reuters].]

9. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS *(Index-Linked Notes only)*

[*If there is a derivative component in the interest or the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies, need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.*]

(*N.B. The requirements below only apply if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies.*)

[*Need to include details of where past and future performance and volatility of the index/formula can be obtained.*]

[*Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained.*]

[*Include other information concerning the underlying required by paragraph 4.2 of Annex XII of the Prospectus Directive Regulation.*]

The Issuer [intends to provide post-issuance information relating to [*specify what information will be reported and where it can be obtained*]] [does not intend to provide post-issuance information].

10. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT *(Dual Currency Notes only)*

[*If there is a derivative component in the interest or the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies, need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.*]

(*N.B. The requirement below only applies if the Notes are derivative securities to which Annex XII of the Prospecttus Directive Regulation applies.*)

[*Need to include details of where past and future performance and volatility of the relevant rates can be obtained.*]

11. OPERATIONAL INFORMATION

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes][No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the international central securities depositaries ("ICSD") as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form.*]
(ii)	ISIN Code:	[ ]
(iii)	Common Code:	[ ]
(iv)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, societe anonyme and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(v)	Delivery:	Delivery [against/free of] payment
(vi)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

APPLICABLE FINAL TERMS

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme with a denomination of at least €50,000 (or its equivalent in another currency).

[Date]

ANGLO IRISH BANK CORPORATION plc

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the €30,000,000,000
Euro Medium Term Note Programme

PART A — CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated [*date*] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at [address] and [*website*] and copies may be obtained during normal business hours from [*address*].

[The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Offering Circular dated [*original date*] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular dated [*current date*], save in respect of the Conditions which are extracted from the Offering Circular dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated [*current date*] and [*original date*]. Copies of such Offering Circulars are available for viewing at [*address*] [and] [*website*] and copies may be obtained during normal business hours from [*address*].]

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the Final Terms.]

[When adding any other final terms or information, consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive, the publication of which would in turn trigger the investors' right to withdraw their acceptances within a 48-hour time period.]

1.	Issuer:		Anglo Irish Bank Corporation plc
2.	(i)	Series Number:	[ ]
	(ii)	Tranche Number:	[ ]
			(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)
3.	Specified Currency or Currencies:		[ ]
4.	Aggregate Nominal Amount:		
	(i)	Series:	[ ]
	(ii)	Tranche:	[ ]

5.	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*if applicable*)]
6.	(i) Specified Denominations:	[ ] *(N.B. — where multiple denominations above [€50,000] or equivalent are being used the following sample wording should be followed:* *"[€50,000] and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued with a denomination above [€99,000].")* *(N.B. — Notes that are not to be listed on a recognised stock exchange must have a minimum denomination of €500,000 (or its equivalent in another currency).)*
	(ii) Calculation Amount:	[ ] *(If only one Specified Denomination, insert the Specified Denomination.* *If more than one Specified Denomination, insert the highest common factor. Note: There must be a common factor in the case of two or more Specified Denominations.)*
7.	(i) Issue Date [and Interest Commencement Date]:	[ ]
	(ii) Interest Commencement Date (if different from the Issue Date):	[ ] *(N.B. An Interest Commencement Date will not be relevant for certain Notes, for example Zero Coupon Notes.)*
8.	Maturity Date:	[*Fixed rate — specify date/* *Floating rate* — Interest Payment Date falling in or nearest to [*specify month and year*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*] *(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes, such notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") will apply)*

11.	Change of Interest Basis or Redemption/Payment Basis:	*[Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis]*
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/[Dated/Undated] Subordinated]
14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/other *(specify)*] in arrear] *(If payable other than annually, consider amending Condition 3)*
	(ii)	Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] *(NB: This will need to be amended in the case of long or short coupons)*
	(iii)	Fixed Coupon Amount(s):	[ ] per Calculation Amount
	(iv)	Broken Amount(s):	[ ] per Calculation Amount, payable on the Interest Payment Date falling [in/on] [ ]
	(v)	Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or *specify other*]
	(vi)	Determination Date(s):	[ ] in each year *[Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Day Count Fraction is Actual/ Actual (ICMA))]*
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16.	**Floating Rate Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ [*specify other*]]
	(iii)	Additional Business Centre(s):	[ ]
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]

(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi)	Screen Rate Determination:	
–	Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement)*
–	Interest Determination Date(s):	[ ] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET2 System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
–	Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Reuters EURIBOR01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(vii)	ISDA Determination:	
–	Floating Rate Option:	[ ]
–	Designated Maturity:	[ ]
–	Reset Date:	[ ]
(viii)	Margin(s):	[+/-] [ ] per cent. per annum
(ix)	Minimum Rate of Interest:	[ ] per cent. per annum
(x)	Maximum Rate of Interest:	[ ] per cent. per annum
(xi)	Day Count Fraction:	[Actual/Actual (ISDA) Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 30E/360 (ISDA) *Other]* *(See Condition 3 for alternatives)*
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]

17.	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Accrual Yield:	[ ] per cent. per annum
(ii)	Reference Price:	[ ]

(iii)	Any other formula/basis of determining amount payable:	[ ]
(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 5(e)(iv) and 5(j) apply/*specify other*] *(Consider applicable day count fraction if not U.S. dollar denominated)*

18.	**Index Linked Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Index/Formula:	*[give or annex details]*
(ii)	Calculation Agent:	[*give name and address*]
(iii)	Party responsible for calculating the Rate of Interest (if not the Calculation Agent) and Interest Amount (if not the Agent):	[ ]
(iv)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(v)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(vi)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ *specify other*]
(vii)	Additional Business Centre(s):	[ ]
(viii)	Minimum Rate of Interest:	[ ] per cent. per annum
(ix)	Maximum Rate of Interest:	[ ] per cent. per annum
(x)	Day Count Fraction:	[ ]

19.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Rate of Exchange/method of calculating Rate of Exchange:	*[give details]*
(ii)	Party, if any, responsible for calculating the principal and/or interest due (if not the Agent):	[ ]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv)	Person at whose option Specified currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

(i)	Optional Redemption Date(s):	[ ]
(ii)	Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount/see Appendix/*specify other*
(iii)	If redeemable in part:	
	(a) Minimum Redemption Amount:	[ ]
	(b) Higher Redemption Amount:	[ ]
(iv)	Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer, the Agent and the Trustee)*
21.	Investor Put:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Optional Redemption Date(s):	[ ]
(ii)	Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount/see Appendix/*specify other*
(iii)	Notice period (if other than as set out in the Conditions):	[ ]
22.	Final Redemption Amount:	[ ] per Calculation Amount/*specify other*/see Appendix] *(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes, such Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)*
23.	Early Redemption Amount payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 5*(e)*:	[[ ] per Calculation Amount/see Appendix/*specify other*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date [following the occurrence of an Exchange Event]

[Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]

(Ensure that this is consistent with the wording in the "Form of the Notes" section in the Offering Circular and the Notes themselves.)

(N.B.: The 'exchange upon notice given at any time' option should not be expressed to be applicable if the Specified Denomination of the Notes in paragraph 6 includes language substantially to the following effect: "[€50,000] and integral multiples of [€1,000] in excess thereof up to and including [€99,000].")

25. New Global Note: [Yes][No]

26. Additional Financial Centre(s) or other special provisions relating to Payment Dates: [Not Applicable/*give details*]
(Note that this item relates to the place of payment and not Interest Period end dates to which items 16(iii) and 18(vii) relate)

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): [Yes/No. If yes, *give details*]

28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: [Not Applicable/give details. *N.B.: a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues]*

29. Details relating to Instalment Notes:
    (i) Instalment Amount(s): [Not Applicable/*give details*]
    (ii) Instalment Date(s): [Not Applicable/*give details*]

30. Redenomination applicable: Redenomination [not] applicable
[(If Redenomination is applicable, specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates))][(if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms)]

31. Other final terms or special conditions: [Not Applicable/*give details*]
(When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive.)

DISTRIBUTION

32. (a) If syndicated, names of Managers: [Not Applicable/*give names*]

(Include names of entities agreeing to underwrite the issue on a firm commitment basis and names of the entities agreeing to place the issue without a firm

		commitment or on a "best efforts" basis if such entities are not the same as the Managers)
	(b) Date of Subscription Agreement:	[ ] *(Only relevant if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies).*
	(c) Stabilising Manager(s) (if any):	[Not Applicable/*give names(s)*]
33.	If non-syndicated, name of relevant Dealer:	[*Name*]
34.	U.S. Selling Restrictions:	[Reg. S Compliance Category -(2), TEFRA C/TEFRA D/TEFRA not applicable]
35.	Additional selling restrictions:	[Not Applicable/*give details*]

ISIN:	[ ]
Common Code:	[ ]

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue [and] [admission to [the Irish Official List] [and] [the UK Official List] [*specify other*] and to] trading on [the regulated market of the [Irish Stock Exchange] [and] [the London Stock Exchange] [*specify other*]] of the Notes described herein pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Anglo Irish Bank Corporation plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [Information on underlying assets has been extracted from [source]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by source, no facts have been omitted which would render the reproduced information inaccurate or misleading].

Signed on behalf of Anglo Irish Bank Corporation plc:

By:. ....
Duly authorised

PART B — OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i) Listing and admission to trading:	[Not Applicable][Application [has been/is expected to be] made by the Issuer (or on its behalf) for the Notes to be admitted to [[the Irish Official List] [and] [the UK Official List] [*specify other]* and to] trading on [the regulated market of the [Irish Stock Exchange] [and] [the London Stock Exchange] [*specify other*]] with effect from [ ].]
(ii) Estimate of total expenses related to admission to trading:	[ ]

2. RATINGS

Ratings: The Notes to be issued have been rated:

[S & P: [ ]]
[Moody's: [ ]]
[Fitch: [ ]]
[[Other]: [ ]]

(The above disclosure should reflect the rating allocated to Notes issued under the Programme generally or, where the issue has been specifically rated, that rating.)

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save for any fees payable to the [Managers/Dealers], so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. — *Amend as appropriate if there are other interests*]

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i) Reasons for the offer:	[ ]
(ii) Estimated net proceeds:	[ ]
(iii) Estimated total expenses:	[ ]

(N.B.: Delete unless the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies, in which case (i) above is required where the reasons for the offer are different from making profit and/or hedging certain risks and, where such reasons are inserted in (i), disclosure of net proceeds and total expenses at (ii) and (iii) above are also required.)

5. YIELD *(Fixed Rate Notes only)*

Indication of yield: [ ]

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS *(Index-Linked Interest Notes only)*

(N.B. This paragraph 6 only applies if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies.)

[*Need to include details of where past and future performance and volatility of the index/formula can be obtained.*]

[*Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained.*]

[*Include other information concerning the underlying required by paragraph 4.2 of Annex XII of the Prospectus Directive Regulation.*]

The Issuer [intends to provide post-issuance information relating to [*specify what information will be reported and where it can be obtained*]] [does not intend to provide post-issuance information].

7. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT *(Dual Currency Notes only)*

(*N.B. This paragraph 7 only applies if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies.*)

[*Need to include details of where past and future performance and volatility of the relevant rates can be obtained.*]

8. OPERATIONAL INFORMATION

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes][No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the international central securities depositaries ("ICSD") as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form.*]
(ii)	ISIN Code:	[ ]
(iii)	Common Code:	[ ]
(iv)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, societe anonyme and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(v)	Delivery:	Delivery [against/free of] payment
(vi)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" above for a description of the content of Final Terms which will specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by Anglo Irish Bank Corporation plc (the "Issuer") constituted by a Trust Deed (such Trust Deed as amended and restated by a First Supplemental Trust Deed dated 15th August, 2002, a Second Supplemental Trust Deed dated 15th July, 2005, a Third Supplemental Trust Deed dated 26th May, 2006, a Fourth Supplemental Trust Deed dated 8th March, 2007, a Fifth Supplemental Trust Deed dated 8th March, 2007, a Sixth Supplemental Trust Deed dated 24th May, 2007 and a Seventh Supplemental Trust Deed dated 23rd May, 2008, in each case between Deutsche Trustee Company Limited (the "Trustee", which expression shall include any successor trustee) and the Issuer and as further modified and/or supplemented and/or restated from time to time, the "Trust Deed") dated 15th August, 2001 and made between the Issuer and the Trustee for the holders of such Notes.

References herein to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "Global Note"), units of each Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an amended and restated Agency Agreement (such Agency Agreement as further amended and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 23rd May, 2008 and made between the Issuer, Deutsche Bank AG, London Branch as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent), the other paying agent named therein (together with the Agent, unless the content otherwise requires, the "Paying Agents", which expression shall include any additional or successor paying agents) and the Trustee.

Interest bearing definitive Notes have interest coupons ("Coupons") and, if indicated in the applicable Final Terms, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The final terms for this Note (or the relevant provisions thereof) are set out in Part A of the Final Terms attached to or endorsed on this Note which supplement these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the "applicable Final Terms" are to Part A of the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

Any reference to "Noteholders" or "holders" in relation to any Notes shall mean the holders of the Notes and shall, in relation to any Notes represented by a global Note, be construed as provided below. Any reference herein to "Receiptholders" shall mean the holders of the Receipts and any reference herein to "Couponholders"

shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing and admission to trading) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the principal London office for the time being of the Trustee (being at 23rd May, 2008 at Winchester House, 1 Great Winchester Street, London EC2N 2DB) and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms are available for viewing at, and copies may be obtained from, the offices of the Agent save that, if this Note is neither listed on a stock exchange nor admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive, the applicable Final Terms will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed and the Agency Agreement.

Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Final Terms, the applicable Final Terms will prevail.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Final Terms.

This Note may also be a Senior Note, a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Final Terms.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Trustee and the Paying Agents will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and/or Clearstream Banking, societe anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the

case of manifest error) shall be treated by the Issuer, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note (or the Trustee in accordance with the Trust Deed) shall be treated by the Issuer, the Trustee and any Paying Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly. Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References in these Terms and Conditions to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as otherwise approved by the Issuer, the Agent and the Trustee.

2. STATUS OF SENIOR NOTES, DATED SUBORDINATED NOTES AND UNDATED SUBORDINATED NOTES

(a) Status of Senior Notes

The Senior Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and unsecured obligations of the Issuer and rank *pari passu*, without any preference among themselves, and (subject as aforesaid and save for certain obligations preferred by law) equally with all other outstanding unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b) Status of Dated Subordinated Notes

Dated Subordinated Notes

(A) The Dated Subordinated Notes and any relative Receipts and Coupons constitute direct, unsecured and, in accordance with sub-paragraph (B) below, subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves.

(B) The claims of the holders of Dated Subordinated Notes and any relative Receipts and Coupons will, in the event of the winding-up of the Issuer, be subordinated in right of payment in the manner provided in the Trust Deed to the claims of depositors and all other unsubordinated creditors of the Issuer and will rank, in the event of the winding-up of the Issuer, at least *pari passu* in right of payment with all other Subordinated Indebtedness, present and future, of the Issuer.

For the purpose of this sub-paragraph (B), "Subordinated Indebtedness" means all indebtedness of the Issuer which is subordinated, in the event of the winding-up of the Issuer, in right of payment to the claims of depositors and other unsubordinated creditors of the Issuer and for this purpose indebtedness shall include all liabilities, whether actual or contingent.

(c) Status of Undated Subordinated Notes

(1) Undated Subordinated Notes

(A) The Undated Subordinated Notes and any relative Coupons constitute direct, unsecured and, in accordance with the paragraphs below, subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves.

(B) The claims of the holders of Undated Subordinated Notes and any relative Coupons are subordinated to the claims of Senior Creditors (as defined below) of the Issuer in that payments of principal and interest in respect of the Undated Subordinated Notes and any relative Coupons are conditional upon the Issuer being solvent (as defined below) at the time of payment by the Issuer and in that no principal or interest shall be payable in respect of Undated Subordinated Notes or any relative Coupons except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For this purpose, the Issuer shall be considered to be solvent if:

(i) it is able to pay its debts to Senior Creditors as they fall due; and

(ii) its Assets exceed its Liabilities (each as defined below) to Senior Creditors.

A report as to the solvency of the Issuer by (a) two directors of the Issuer or, in certain circumstances as provided in the Trust Deed, the Auditors (as defined in the Trust Deed) or (b) if the Issuer is being wound

up, its liquidator or (c) if the Issuer is under examination as provided for by the Companies (Amendment) Act, 1990 of Ireland, its examiner shall, in each case in the absence of manifest error, be treated and accepted by the Issuer, the Trustee and the holders of Undated Subordinated Notes and any relative Coupons as correct and sufficient evidence thereof.

For the purpose of this sub-paragraph (B):

"Senior Creditors" means (1) all creditors of the Issuer who are depositors or other unsubordinated creditors of the Issuer or (2) creditors who are subordinated creditors of the Issuer (including the holders of Dated Subordinated Notes and any relative Coupons) other than those whose claims rank, or are expressed to rank, *pari passu* with or junior to the claims of the holders of Undated Subordinated Notes and the Coupons relating thereto (if any) (whether only in the event of a winding-up of the Issuer or otherwise);

"Assets" means the total consolidated gross assets of the Issuer; and

"Liabilities" means the total consolidated gross liabilities of the Issuer, all as shown by the latest published audited balance sheet of the Issuer but adjusted for contingencies and for subsequent events in such manner and to such extent as such directors, Auditors, liquidator or examiner, as the case may be, may determine to be appropriate.

(C) Interest on Undated Subordinated Notes shall accrue from day to day and shall (subject to sub-paragraph (B) above) be payable on each Compulsory Interest Payment Date (as defined below) in respect of the interest accrued in the interest period ending on (but excluding) such Compulsory Interest Payment Date. On any Optional Interest Payment Date (as defined below) there may be paid (if the Issuer so elects and gives not less than 30 days' notice of such election to the holders of Undated Subordinated Notes in accordance with Condition 13 but subject to sub-paragraph (B) above) the interest accrued in the interest period ending on (but excluding) such Optional Interest Payment Date (an "Accrual Period") but the Issuer shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose; and any interest not so paid shall, so long as the same remains unpaid, constitute "Arrears of Interest". The Issuer may at its option (after giving notice to the holders of Undated Subordinated Notes in accordance with Condition 13 but subject to sub-paragraph (B) above) at any time pay all or part of the Arrears of Interest (being, if part only, the whole of the interest accrued on all the Undated Subordinated Notes during any one or more Accrual Period(s)) but so that, in the case of any such partial payment, the interest accrued during any Accrual Period shall not be paid prior to that accrued during any earlier Accrual Period. All Arrears of Interest shall (subject to sub-paragraphs (B) and (D) of this Condition 2*(c))*, become due in full on whichever is the earliest of (i) the date on which any dividend or other distribution is next declared, paid or made on any class of stock or share capital of the Issuer (ii) the date set for any repayment permitted under paragraph (b) or (c) of Condition 5 and (iii) the commencement of winding-up of the Issuer. If notice is given by the Issuer of its intention to pay all or part of the Arrears of Interest, the Issuer shall be obliged (subject to sub-paragraph (B) above) to do so upon the expiry of such notice. Interest in respect of which the condition referred to in sub-paragraph (B) above is not satisfied on the Interest Date relating thereto shall, so long as the same remains unpaid, also constitute Arrears of Interest for the purposes of the remainder of these Terms and Conditions. Neither Arrears of Interest nor any interest due but unpaid shall bear interest.

(D) If, otherwise than for the purposes of a Permitted Reorganisation (as defined in Condition 8) or for the purpose of a reconstruction or amalgamation on terms previously approved in writing by the Trustee or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders, an order is made or an effective resolution is passed for the winding-up in Ireland of the Issuer, the Issuer shall, in lieu of any other payment on the Undated Subordinated Notes and any relative Coupons representing principal, accrued interest, Arrears of Interest and/or interest due but unpaid, but subject to the condition set out in sub-paragraph (B) above, be obliged to pay, in respect of the Undated Subordinated Notes and such Coupons, such amounts as would have been payable if the holders of the Undated Subordinated Notes and such Coupons had, on the day preceding the commencement of such winding-up, become holders of preference stock or shares in the capital of the Issuer forming or being part of a class having a preferential right in the winding-up over the holders of all other classes of stock or shares in the capital of the Issuer and entitled to receive in such winding-up an amount equal to the Early Redemption Amount (as defined in Condition 5*(e))* of the Undated Subordinated Notes together with interest (if any) accrued since the Interest Date next preceding or coinciding with the commencement of such winding-up, such Arrears of Interest and/or, as the case may be, such interest due but unpaid.

(2) Definitions

For the purposes of this paragraph *(c)*:

"Compulsory Interest Payment Date" means any Interest Date in relation to which any dividend or other distribution (as defined in the Trust Deed) has been declared, paid or made on any class of the stock or share capital of the Issuer in the immediately preceding interest period;

"Interest Date" means an Interest Payment Date;

"Interest Period" means the period from (and including) one Interest Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Date; and

"Optional Interest Payment Date" means any Interest Date other than a Compulsory Interest Payment Date.

N.B. The obligations of the Issuer in respect of any Undated Subordinated Notes issued by it and any relative Coupons are conditional upon the Issuer being solvent immediately before and after payment by the Issuer. If this condition is not satisfied, any amounts which might otherwise have been allocated in or towards payments of principal and interest in respect of the Undated Subordinated Notes and any relative Coupons may be used to absorb losses.

(d) Set-off

Subject to applicable law, no holder of a Subordinated Note, or a Receipt or Coupon relating thereto (if any) may exercise or claim any right of set-off in respect of any amount owed by it to the Issuer arising under or in connection with the Subordinated Notes and the Receipts and Coupons relating thereto (if any) and each holder of a Subordinated Note or a Receipt or Coupon relating thereto (if any) shall, by virtue of its subscription, purchase or holding of any such Note, Receipt or Coupon, be deemed to have waived all such rights of set-off.

3. INTEREST

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrears (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c)*) on the Interest Payment Date(s) in each year and (except in the case of an Undated Subordinated Note) up to (and including) the Maturity Date.

If the Notes are in definitive form, except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

As used in these Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

Except in the case of Notes in definitive form where an applicable Fixed Coupon Amount or Broken Amount is specified in the applicable Final Terms, interest shall be calculated in respect of any period by applying the Rate of Interest to:

(A) in the case of Fixed Rate Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Fixed Rate Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Fixed Rate Notes in definitive form, the Calculation Amount;

and, in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Fixed Rate Note in definitive form is a multiple of the Calculation Amount, the amount of interest payable in respect of such Fixed Rate Note shall be the product of the amount (determined in the manner provided above) for the Calculation Amount and the amount by which the Calculation Amount is multiplied to reach the Specified Denomination, without any further rounding.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date);

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 3*(a)*:

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest from (and including) the Interest Commencement Date and such interest will be payable in arrears (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c)*) on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions other than with respect to Condition 2*(c)*, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 3(*b*)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET2) System (the "TARGET2 System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is a period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

Unless otherwise stated in the applicable Final Terms, the Minimum Rate of Interest shall be deemed to be zero.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes for the relevant Interest Period by applying the Rate of Interest to:

(A) in the case of Floating Rate Notes or Index Linked Interest Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Floating Rate Notes or Index Linked Interest Notes in definitive form, the Calculation Amount;

and, in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Floating Rate Note or an Index Linked Interest Note in definitive form is a multiple of the Calculation Amount, the Interest Amount payable in respect of such Note shall be the product of the amount (determined in the manner

provided above) for the Calculation Amount and the amount by which the Calculation Amount is multiplied to reach the Specified Denomination, without any further rounding.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 3*(b)*:

(i) if "Actual/Actual (ISDA)" or "Actual/Actual" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30;

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30;

(vii) if "30E/360 (ISDA)" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30.

(viii) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(ix) Determination or Calculation by Trustee

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or to calculate any Interest Amount in accordance with subparagraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(x) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 3*(b)*, whether by the Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the other Paying Agents and all

Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Notes

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Final Terms.

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused or is not made by reason of Condition 2*(b)* or *(c)*. In any such event, interest will continue to accrue as provided in the Trust Deed.

4. PAYMENTS

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Notwithstanding any provision hereof (other than the final paragraph of Condition 4*(d)*), payments in respect of any Note will not be made at an office of a Paying Agent in the United States by transfer to an account maintained by the payee with a bank located in the United States or by cheque mailed to an address in the United States. For the purposes of this Condition and Condition 12, the "United States" means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 6.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below and, in the case of Undated Subordinated Notes, to Condition 2*(c)*) be made in the manner provided in paragraph *(a)* above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest, including Arrears of Interest (if any), in respect of definitive Notes will (subject as provided below and, in the case of Undated Subordinated Notes, to Condition 2*(c)*) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States.

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due,

endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 6) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 7) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "Long Maturity Note" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall (subject, in the case of Undated Subordinated Notes, to the provision of Condition 2(c)) be payable only against surrender of the relevant definitive Note.

(c) Payments in respect of Global Notes

Payments of principal and interest (including Arrears of Interest (if any)) in respect of Notes represented by any Global Note will (subject as provided below and, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c)*) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) General provisions applicable to payments

The holder of a Global Note (or as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note or the Trustee, as the case may be, in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note or the Trustee, as the case may be.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such

specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer adverse tax consequences to the Issuer.

(e) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 7) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

 (A) the relevant place of presentation;

 (B) London; and

 (C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET2 System is open.

(f) Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 6 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 5(e)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 6 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

5. REDEMPTION AND PURCHASE

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Senior Note and each Dated Subordinated Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will

be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date. Each Undated Subordinated Note is undated and accordingly has no final maturity date and is only redeemable or repayable in accordance with the following provisions of this Condition or Condition 9.

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer (but subject, in the case of Subordinated Notes, to prior Relevant Supervisory Consent, as defined below, if required and subject further, if this Note is an Undated Subordinated Note, to the provisions of Condition 2*(c)*) in whole, but not in part, at any time (if this Note is neither a Floating Rate Note, an Index Linked Interest Note nor a Dual Currency Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note), on giving not less than 30 nor more than 60 days' notice to the Agent and the Trustee and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if immediately prior to the giving of such notice the Issuer satisfies the Trustee that:

(i) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 6 as a result of any change in, or amendment to, the laws or regulations of Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee (1) a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and (2) an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Upon the expiry of any such notice as is referred to in this Condition 5*(b)*, the Issuer shall be bound to redeem the Notes in accordance with this Condition 5*(b)*.

Notes redeemed pursuant to this Condition 5*(b)* will be redeemed at their Early Redemption Amount referred to in paragraph *(e)* below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

For the purposes of these Terms and Conditions, "Relevant Supervisory Consent" means the consent to the relevant repayment of the Irish Financial Services Regulatory Authority (or, if the Irish Financial Services Regulatory Authority ceases to be the relevant regulator, the successor to the Irish Financial Services Regulatory Authority as the relevant regulator of banks operating in Ireland).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may (subject, if this Note is an Undated Subordinated Note, to the provisions of Condition 2*(c)*), having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and the Agent,

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Final Terms. In the case of a partial

redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If Investor Put is specified in the applicable Final Terms, upon the holder of any Note (other than a Subordinated Note) giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Final Terms, such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date. It may be that before an Investor Put can be exercised, certain conditions and/or circumstances will need to be satisfied. Where relevant, the provisions will be set out in the applicable Final Terms.

To exercise the right to require redemption of this Note the holder of this Note must deliver, at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition accompanied by, if this Note is in definitive form, this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control.

(e) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 8 (if this Note is a Senior Note) or Condition 9 (if this Note is a Subordinated Note), each Note will (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c)*) be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Undated Subordinated Notes, at their nominal amount; or

(iii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iv) in the case of a Zero Coupon Note, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^{y}$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as

the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Final Terms.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph *(e)* above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

(h) Purchases

The Issuer or any Subsidiary of the Issuer may (but subject, in the case of Subordinated Notes, to prior Relevant Supervisory Consent (if required)) at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraphs (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 8 (if this Note is a Senior Note) or Condition 9 (if this Note is a Subordinated Note) is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iv) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 13.

6. TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of the withholding or deduction; except that no such additional amounts shall be payable in relation to any payment in respect of any Note, Receipt or Coupon:

(a) presented for payment in Ireland; or

(b) presented for payment by or on behalf of a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his being connected with Ireland otherwise than by reason only of his ownership of such Note, Receipt or Coupon; or

(c) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 4*(e)*);or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(e) presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein "Relevant Date" means (i) the date on which such payment first becomes due or (ii) if the full amount payable has not been received by the Agent or the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Noteholders in accordance with Condition 13.

7. PRESCRIPTION

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 6) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 4*(b)* or any Talon which would be void pursuant to Condition 4*(b)*.

8. EVENTS OF DEFAULT FOR, AND ENFORCEMENT OF, SENIOR NOTES

This Condition shall apply only to Senior Notes. Any reference in this Condition 8 to "Noteholders" shall mean holders of Senior Notes.

The Trustee at its discretion may, and if so requested in writing by the holders of not less than one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), (but, in the case of the happening of any of the events mentioned in paragraphs (ii) to (vi) below (inclusive), only if the Trustee shall have certified that, in its opinion, such event is materially prejudicial to the interests of the Noteholders) give notice to the Issuer that the Notes are, and they shall accordingly thereby become, immediately due and repayable at their Early Redemption Amount, together with accrued interest as provided in the Trust Deed, if any of the following events ("Events of Default") shall have occurred and be continuing:

(i) there is default for more than seven days in the payment of any principal or for more than 14 days in the payment of any interest in respect of the Notes or any of them when and as the same ought to be paid; or

(ii) there is default by the Issuer in the performance or observance of any covenant, condition or provision contained in the Trust Deed or in the Notes, Receipts or Coupons and on its part to be performed or observed (other than the covenant to pay the principal or interest in respect of any of the Notes) and (except where the Trustee determines that such default is not capable of remedy when no such notice or continuation as is hereinafter mentioned shall be required) such default continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

(iii) (a) if any other present or future indebtedness (as defined in the Trust Deed) of the Issuer or any of its Subsidiaries to a Third Party (other than indebtedness in respect of any Limited Recourse Transaction) becomes due and repayable prior to its stated maturity pursuant to a default (however described) by the Issuer or such Subsidiary; or

(b) if any other present or future indebtedness of the Issuer or any of its Subsidiaries to a Third Party (other than indebtedness in respect of any Limited Recourse Transaction) is not paid when due or (as the case may be) within any applicable grace period therefor (as originally provided); or

(c) if the Issuer or any of its Subsidiaries fails to pay when due or (as the case may be) within any applicable grace period therefor (as originally provided) any amount payable by it to any Third Party under any present or future guarantee or indemnity (other than any guarantee or indemnity given in the ordinary course of its business) in respect of any present or future indebtedness (other than indebtedness in respect of any Limited Recourse Transaction); or

(d) if any mortgage, charge, pledge, lien or other encumbrance present or future securing any present or future indebtedness (other than indebtedness in respect of any Limited Recourse Transaction), guarantee or indemnity created or assumed by the Issuer or any of its Subsidiaries becomes enforceable;

Provided however that for the purposes of this paragraph (iii):

(I) the aggregate of the principal amounts of all such indebtedness (other than indebtedness in respect of any Limited Recourse Transaction) of the Issuer and its Subsidiaries to Third Parties and/or the amounts payable by the Issuer or any of its Subsidiaries to Third Parties under any such guarantee and/or indemnity (other than any guarantee and/or indemnity in respect of any Limited Recourse Transaction) shall at that time exceed £10,000,000 (or its equivalent in any other currency or currencies as determined by the Trustee) or, if higher, a sum equal to 0.15 per cent. of the Total Assets (as defined below); and

(II) "Subsidiary" does not include an SPC Subsidiary and "Subsidiaries" does not include SPC Subsidiaries; or

(iv) a distress or execution or other legal process in respect of a claim for £500,000 (or its equivalent in any other currency or currencies as determined by the Trustee) or more is levied or enforced or sued out against any part of the property, assets or revenues of the Issuer or any of its Subsidiaries (other than an SPC Subsidiary or SPC Subsidiaries) and is not discharged or stayed within 30 days of having been so levied, enforced or sued out; or

(v) save, in the case of the Issuer for a Permitted Reorganisation (as defined below), the Issuer or any Principal Subsidiary (as defined below) becomes insolvent or stops or threatens to stop payment of or is unable to pay its debts as they mature or applies for or consents to or suffers the appointment of a liquidator or an administrative or other receiver or an examiner (under the Companies (Amendment) Act, 1990 of Ireland) or an administrator of itself or the whole or any substantial part of its undertaking, property, assets or revenues or takes any proceeding under any law for a readjustment or deferment of its obligations or any substantial part thereof or makes or enters into a general assignment or an arrangement or composition with or for the benefit of its creditors or, except in any case for the purposes of a reconstruction, merger or amalgamation effected with the prior written consent of the Trustee or by an Extraordinary Resolution of the Noteholders, ceases or threatens to cease to carry on its business or any substantial part of its business; or

(vi) an order is made or an effective resolution is passed for the winding-up or dissolution of the Issuer or any Principal Subsidiary or anything analogous or similar to any of the foregoing occurs (except in any case for the purposes of a reconstruction, merger or amalgamation effected with the prior written consent of the Trustee or by an Extraordinary Resolution of the Noteholders or, in any case concerning the Issuer, as a result of a Permitted Reorganisation).

In this Condition 8:

"Group" means the Issuer and its Subsidiaries.

"Limited Recourse Transaction" means a transaction entered into or to be entered into by the Issuer or any of its Subsidiaries where the sole recourse, insofar as the Issuer or any of its Subsidiaries is concerned, of the provider of funds is to an asset financed by those funds or to an SPC Subsidiary or to SPC Subsidiaries formed in connection with such transaction, such provider having no recourse to the general assets or undertaking of (as the case may be) the Issuer or any of its Subsidiaries. A certificate by the Auditors addressed to the Trustee that in their opinion a transaction is or is not or was or was not a Limited Recourse Transaction shall, in the absence of manifest error, be conclusive and binding on all parties.

"Principal Subsidiaries" means a Subsidiary of the Issuer (other than an SPC Subsidiary) whose total assets represent 10 per cent. or more of the Total Assets of the Group (all as more particularly described in the Trust

Deed). A certificate by the Auditors addressed to the Trustee that in their opinion a Subsidiary is or is not or was or was not at any particular time or throughout any specified period an SPC Subsidiary or a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Permitted Reorganisation" means an amalgamation, merger, consolidation, reorganisation or other similar arrangement entered into by the Issuer under which:

(a) the whole of the business, undertaking and assets of the Issuer are transferred to and all the liabilities and obligations of the Issuer are assumed by the new or surviving entity either:

  (i) automatically by operation of the laws of Ireland; or

  (ii) upon terms and subject to the satisfaction of such conditions as the Trustee shall have previously approved in writing in order to satisfy the Trustee that the new or surviving entity will be bound by the terms of the Trust Deed and the Notes as fully as if it had been named in the Trust Deed and the Notes in place of the Issuer; and

(b) the new or surviving entity will immediately after such amalgamation, merger, consolidation, reorganisation or other similar arrangement be subject to the same regulation and supervision by the Central Bank of Ireland as the Issuer was subject immediately prior thereto.

"SPC Subsidiary" means a Subsidiary of the Issuer acquired or formed or used by the Issuer or any Subsidiary of the Issuer for the sole purpose of a Limited Recourse Transaction where, insofar as (as the case may be) the Issuer or any other Subsidiary of the Issuer is concerned, the sole recourse of a provider of funds in relation to such Limited Recourse Transaction is to such first-mentioned Subsidiary or the assets of such first- mentioned Subsidiary or the shares in, or the securities, debentures, loan instruments, debts or other covenants of, such first-mentioned Subsidiary and neither such provider of funds nor any other party will have any recourse to (as the case may be) the Issuer or any of its other Subsidiaries or its or their other assets for the liabilities of such first-mentioned Subsidiary and "SPC Subsidiaries" shall be construed accordingly.

"Third Party" means any person not being the Issuer or a Subsidiary of the Issuer and "Third Parties" shall be construed accordingly.

"Total Assets" means the consolidated total assets of the Group as shown by the latest audited consolidated balance sheet of the Group.

The Trustee may at any time, at its discretion and without further notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes, the Receipts or the Coupons unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding, and (b) it shall have been indemnified to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure is continuing.

9. EVENTS OF DEFAULT FOR, AND ENFORCEMENT OF, SUBORDINATED NOTES

This Condition shall apply only to Subordinated Notes. Any reference in this Condition 9 to "Noteholders" shall mean holders of Subordinated Notes.

(i) If default is made in the payment of any principal or interest due in respect of the Notes and such default continues for a period of 15 days after the due date for the same or, as the case may be, after any other date upon which the payment of interest is compulsory, the Trustee may, subject as provided below, at its discretion and without further notice, institute proceedings for the winding-up of the Issuer in Ireland (but not elsewhere), but may take no further action in respect of such default. For the purposes of this paragraph and in relation to Undated Subordinated Notes only, (i) a payment shall be deemed to be due or compulsory even if the condition set out in Condition 2*(c)*(1)(B) is not satisfied, and (ii) for the avoidance of doubt, the exercise by the Issuer of its right, pursuant to Condition 2*(c)*(1)(C), not to make any payment(s) of interest in respect of Undated Subordinated Notes shall not constitute a default in the payment of interest.

(ii) If, otherwise than for the purposes of a Permitted Reorganisation or for the purposes of a reconstruction, amalgamation, reorganisation, merger or consolidation on terms previously approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders, an order is made or an effective resolution is passed for the winding-up or dissolution of the Issuer in Ireland (but not elsewhere), the Trustee may, subject as provided below, at its discretion, give notice to the Issuer that the Dated Subordinated Notes are, and they shall accordingly thereby forthwith become, immediately due and repayable at their Early Redemption Amount as defined in Condition 5*(e)*, plus accrued interest as provided in the Trust Deed.

(iii) Without prejudice to Condition 9(i) or 9(ii) above, the Trustee may, subject as provided below, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce any obligation, condition or provision binding on the Issuer under the Notes, the Receipts, the Coupons or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes), provided that the Issuer shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Notes sooner than the same would otherwise have been payable by it.

(iv) The Trustee shall not be bound to take action referred to in Condition 9(i), (ii) and/or (iii) above unless (a) it shall have been so requested in writing by Noteholders holding at least one-quarter in nominal amount of the Notes then outstanding or so directed by an Extraordinary Resolution of the Noteholders and (b) it shall have been indemnified to its satisfaction.

(v) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer pursuant to paragraph (iii) above unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure is continuing. No Noteholder, Receiptholder or Couponholder shall be entitled either to institute proceedings in Ireland (or elsewhere) for the winding-up of the Issuer or to submit a claim in such winding-up, except that if the Trustee, having become bound to institute such proceedings as aforesaid, fails to do so, or, being able and bound to submit a claim in such winding-up, fails to do so, in each case within a reasonable period and such failure is continuing, then any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding-up of the Issuer in Ireland (but not elsewhere) and/or submit a claim in such winding-up to the same extent (but not further or otherwise) that the Trustee would have been entitled to do.

10. REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may, subject to all applicable laws and stock exchange requirements, be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. PAYING AGENTS

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent; and

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange (or any other relevant authority); and

(c) there will at all times be a Paying Agent outside Ireland and Austria and in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent, approved in writing by the Trustee, having a specified office in New York City in the circumstances described in Condition 4(d). Any variation, termination,

appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and, in certain limited circumstances, the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor paying agent.

12. EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent outside the United States in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 7. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relative Coupon sheet matures.

13. NOTICES

All notices regarding the Notes will be deemed to be validly given if published (i) in a leading English language daily newspaper of general circulation in London or, if in any case this is not in the opinion of the Trustee practicable, in at least one daily English language newspaper with general circulation in Europe approved by the Trustee and (ii) (in respect of any Notes listed in the Official List of the Irish Stock Exchange (so long as that exchange requires)) in an English language daily newspaper published and circulating nationally in Ireland or by any other means then acceptable to the Irish Stock Exchange. It is expected that any newspaper publication will be made in the *Financial Times* in London and *The Irish Times* in Dublin. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange (or any other relevant authority) on which the Notes are for the time being listed or by which they have been admitted to trading. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of publication in the last of all required newspapers.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or admitted to trading by any other relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the second day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg, except that any call notice given pursuant to Condition 5(c) shall be deemed to have been given to the holders of the Notes on the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition 13.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER, AUTHORISATION AND SUBSTITUTION

(i) The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be

convened by the Issuer or Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts or the Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), or certain provisions of the Trust Deed, the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(a) any modification of, or to any waiver or authorisation of any breach or proposed breach of, any of these Conditions or any provision of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders; or

(b) any modification of any of these Conditions or any provision of the Notes, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law.

(ii) If the Issuer shall undergo a Permitted Reorganisation, the new or surviving entity in any such case will be substituted in place of the Issuer as principal debtor under the Trust Deed, the Notes, the Receipts and the Coupons without any prior approval thereof being required of the Noteholders, the Receiptholders or the Couponholders or any further consent thereto being required of the Trustee.

(iii) Without prejudice to Condition 14(ii) above and subject as provided in the Trust Deed, the Trustee may at any time agree, without the consent of the Noteholders, Receiptholders or the Couponholders, to the substitution in place of the Issuer (or any previous substitute under this Condition) as the principal debtor under the Trust Deed and the Notes, the Receipts and the Coupons (as defined in the Trust Deed) of (i) any successor in business of the Issuer, (ii) any wholly-owned Subsidiary of the Issuer and (iii) any wholly-owned Subsidiary of a successor in business of the Issuer, subject in each case to the Trustee being satisfied that the substitution will not breach any applicable law or regulation and that all necessary governmental, regulatory and other approvals, consents and licences in respect of the substitution shall have been obtained and are in full force and effect and, in the case of the substitution of any company other than a successor in business of the Issuer, the irrevocable and unconditional guarantee on a subordinated basis equal to that mentioned in Condition 2, in a form satisfactory to the Trustee, of the Notes, the Receipts and the Coupons by the Issuer or such successor in business of the Issuer and subject to certain other conditions set out in the Trust Deed being complied with.

(iv) In connection with the exercise by it of any of its trusts, powers, authorities or discretions (including, without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequence of the exercise of its trusts, powers or discretions for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 6 and/or any undertaking given in addition to, or in substitution for, Condition 6 pursuant to the Trust Deed.

(v) Any such modification, waiver, authorisation or substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, any such modification or substitution shall be notified to the Noteholders by the Issuer as soon as practicable thereafter in accordance with Condition 13.

15. FURTHER ISSUES

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes of other Series in certain circumstances where the Trustee so decides.

16. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

17. GOVERNING LAW AND SUBMISSION TO JURISDICTION

(a) Governing law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law except that Condition 2 and the equivalent provisions of the Trust Deed are governed by, and shall be construed in accordance with, the laws of Ireland.

(b) Submission to jurisdiction

The Issuer has in the Trust Deed irrevocably agreed for the benefit of the Trustee, the Noteholders, the Receiptholders and the Couponholders, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Trust Deed, the Notes, the Receipts and/or the Coupons and that accordingly any suit, action or proceedings (together referred to as "Proceedings") arising out of or in connection with the Trust Deed, the Notes, the Receipts and the Coupons may be brought in such courts.

The Issuer has in the Trust Deed irrevocably and unconditionally waived and agreed not to raise any objection which it may have now or hereafter to the laying of the venue of any such Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and has further irrevocably and unconditionally agreed that a judgment in any such Proceedings brought in the English courts shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

Nothing contained in this Condition shall limit any right to take Proceedings against the Issuer in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

(c) Appointment of Process Agent

The Issuer has in the Trust Deed appointed each of the persons for the time being nominated under Part XXIII of the Companies Act 1985 as its agent for the service of process on it to accept on its behalf service of process in England in connection with any Proceedings, and has undertaken that, in the event of its London Branch ceasing to be registered under Part XXIII of the Companies Act 1985, it will appoint such other person as the Trustee may approve as its agent for that purpose. As at 23rd May, 2008 such nominated persons are employees for the time being of its London Branch at 10 Old Jewry, London EC2R 8DN. The Issuer has also agreed in the Trust Deed to procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such a person approved by the Trustee with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for its general corporate purposes. If in respect of any particular issue there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

DESCRIPTION OF THE ISSUER

ANGLO IRISH BANK CORPORATION plc

Introduction

The Bank is an Irish licensed bank with its headquarters based in Ireland at Stephen Court, 18/21 St. Stephen's Green, Dublin 2. It was incorporated on 17th November, 1964, with registration number 22045. It operates and is regulated under the supervision of the Financial Regulator as a constituent part of the Central Bank and Financial Services Authority of Ireland ("CBOI"). The business of the Bank is directed and managed by a board of directors, details of which are set out below. Details of the Bank's business operations and subsidiaries are also set out below. In summary the Bank is a holding company of a financial services group operating in Ireland, the United Kingdom, the United States, the Isle of Man and Austria. It is primarily involved in business banking, wealth management and Treasury management, as empowered pursuant to Clause 2 of its Memorandum of Association.

Regulatory Framework for Irish Banks

The principal legislation governing the regulation and control of the Irish banking system is the Central Bank Act 1971, as amended. The Central Bank Act of 1971 gave the CBOI similar powers to those of other banking-supervisory authorities in Europe. The 1989 and 1997 Acts further strengthened the CBOI's powers in relation to the supervision of banks and other related activities and the 1998 Act introduced provisions to allow the Central Bank membership of the European Systems of Central Banks. The various Central Bank Acts were supplemented by the Central Bank and Financial Services Authority Act 2003 and 2004 under which the Financial Regulator became the licensing and controlling authority for all financial institutions in Ireland.

The relevant legislation contains extensive provisions relating to, inter alia, the granting and revocation of licences with the consent of the Minister of Finance, the obtaining of information from credit institutions, the undertaking of on-site inspections, and supervision generally of the activities of credit institutions. As many of the provisions are of a discretionary nature, the Financial Regulator has set down requirements and standards which it uses to guide it in the assessment of applications for licences and in the supervision of the business carried on by credit institutions. These requirements were last revised and updated in April 1998.

Ownership

The Financial Regulator operates strict criteria in relation to the ownership of licensed banks. In general, the Financial Regulator stipulates that the ownership of banks be vested in one or more banks or other financial institutions of standing or, alternatively, that there be a wide spread of ownership. The Central Bank Act of 1989 gives the Financial Regulator extensive powers to limit the acquisition of shares in a bank in excess of 10 per cent. of share capital.

Capital Adequacy

The capital adequacy measures included in the European Union Own Funds and Solvency Ratio Directives were adopted in 1991. Specifically, a capital adequacy ratio based on the relationship of capital to weighted risk assets of at least 8 per cent. is stipulated for each licensed bank. The Financial Regulator has specified a minimum capital adequacy being the ratio of total capital to risk weighted assets. Total capital is defined as the sum of (i) Tier 1 capital plus Tier 2 capital less certain deductions in respect of items such as goodwill and shortfalls in the market value of investments and (ii) with the prior approval of the Financial Regulator, Tier 3 capital. Tier 1 capital comprises mainly share capital and reserves, Tier 2 capital comprises mainly debt instruments of a capital nature, including subordinated debt having a maturity of at least five years. Tier 3 capital is intended to cover risks associated with the relevant bank's trading book and foreign exchange and commodity risks only and is comprised of subordinated debt having a maturity of at least two years and certain net trading book profits. The risk assets are given weightings according to perceived risk; for example, residential mortgages are weighted at 50 per cent. whereas most loans and advances are weighted at 100 per cent.

Risk Assets

A licensed bank must maintain a diversified portfolio of risk assets, and there are limits on the maximum exposure permissible in any one economic sector or to any one borrower, or to what is considered by the Financial Regulator to be an associated group of borrowers.

Liquidity

The Financial Regulator changed the methodology by which it sets minimum liquidity requirements for the Irish banking industry, moving from an old liquid stock approach to a "cashflow mismatch" approach. The new regulatory liquidity regime has a number of qualitative requirements which are based on the Basel Committee paper on Best Practice for Managing Liquidity Risk, published in 2000. The Bank has incorporated these requirements into its liquidity framework, prior to the announcement of the new regime.

The cashflow mismatch approach was effective as of 1st July, 2007 with a dual reporting period applying from 1st January, 2007. The Bank as a matter of policy ensured that it was compliant with the new requirements from 1st January, 2007.

Liquidity is measured on a quantitative basis whereby all cash inflows and outflows across the Group are analysed and calculated. The regulations contain restrictive assumptions as to the retention of funding beyond legal maturity, require a behavioural analysis of funding and apply strenuous haircuts to the behavioural analysis of each funding source.

The amended liquidity rules require cashflows to be 100 per cent. covered in 0 to 8 days and 90 per cent. covered out to 30 days. The Bank's internal liquidity policy is to look at the new liquidity stipulations as the minimum level applicable and to apply a higher level of test.

Inspections

The Central Bank Act 1971 gave explicit power to the CBOI to conduct on-site inspections of banks. Such on-site inspections of all banks have been routinely and frequently conducted by the CBOI since 1971 and from 1st May, 2003 have been undertaken by the Financial Regulator.

Other Controls

The Financial Regulator requires that banks have in place sufficient management and internal controls:

(i) to provide for ongoing control and monitoring of foreign exchange operations;

(ii) to assess and control all off-balance sheet activities; and

(iii) to determine and assess on an ongoing basis the degree of interest rate risk to which a bank is exposed.

Deposit Protection Scheme

The European Communities (Deposit Guarantee Schemes) Regulations, 1995, as amended, set out the terms and conditions governing deposit protection in Ireland. The Irish deposit protection scheme is funded by credit institutions authorised by the Financial Regulator. The funding for the scheme is based on a contribution by licence holders to a deposit protection account maintained at the CBOI at the rate of 0.2 per cent. of the total deposits (excluding interbank deposits and negotiable certificates of deposit) of any currency held by the licence holder at its branches in the European Union.

The scheme guarantees payments in respect of 90 per cent. of the aggregate deposits from a depositor (subject to a maximum payment of €20,000) in the event of a bank failure. A further additional feature of the scheme is that the regulator may, at its discretion and to such extent as it may deem proper, charge on the deposit protection account any payment which, in its opinion, was applied to promote the orderly and proper regulation of banking. In other words, the regulator has the power to use the funds of the deposit protection account to rescue a bank if it considers it to be desirable to do so.

Audit Committee

All members of the Bank's Audit Committee are Non-executive Directors. Its current members are Gary McGann (Chairman), Michael Jacob and Noël Harwerth. The Audit Committee reviews the Group's financial statements, determines as to whether proper books of accounts have been kept in accordance with the Companies Acts, 1963 to 2006 and ensures that no restrictions are placed on the scope of the auditors or on the independence of the Internal Audit function. The Audit Committee meets at least four times during each year and reviews its processes and effectiveness annually. To the best of the knowledge and belief of the Bank it complies with all relevant laws and regulations regarding corporate governance in the countries in which it operates.

History of Anglo Irish Bank Corporation plc

Anglo Irish Bank Corporation plc is one of four publicly quoted Irish banking groups. It is engaged in the areas of business lending, treasury and wealth management. The history of the Bank goes back to its foundation in 1964. It became a publicly listed company with a quotation on the London and Irish Stock Exchanges in 1971. The Bank entered the UK market in 1984 and the US market in 1997. The Bank has grown its business both organically and by way of selective acquisition of businesses and/or loan portfolios complementary to its own activities. Each of these acquisitions was subject to a thorough due diligence review and, in the cases of loan portfolios acquired, all loans were subject to review in accordance with the Bank's credit criteria.

Overview of Business

As at 31st March, 2008 the Bank had total assets of €101,395 million (€96,652 million as at 30th September, 2007) and €9,452 million (€9,339 million as at 30th September, 2007) of capital resources. It operates out of six branches in Ireland, seven branches in Great Britain and through subsidiaries in the Isle of Man and Austria. In the USA, the Bank has a representative office in each of Boston, New York and Chicago. As at 31st March, 2008, the Bank employed 1,842 people, of whom 1,063 were located in the Republic of Ireland.

The Bank operates in three core areas: Business Lending, Treasury and Wealth Management. In all three areas, the Bank operates a centralised business model, which has allowed the business to grow while ensuring that asset quality and risk control remain paramount.

The Bank's three principal activities are:

(a) Business Lending

The Bank focuses on the provision of secured term funding to non-retail clients. The Bank has grown and seeks to continue to grow in each of its core lending markets (Ireland, United Kingdom and the United States) where the Bank has built indigenous client franchises. The Bank's model for business lending focuses on:

- Clients: Loans are advanced to experienced individuals/entities with strong track records and industry expertise.
- Cash Flow: Income must be sufficient to comfortably service the debt in accordance with the terms of the loan. Stress testing is conducted on cash flows to provide additional comfort, and emphasis is placed on hedging interest rates where appropriate.
- Security: First ranking mortgages are taken to ensure that assets are within the control of the Bank in the event of a loan default and subsequently may be sold to repay the debt.
- Recourse: Personal guarantees of promoters are generally taken to ensure "commitment" from promoters in the event of a loan not performing. These are supported by the confirmed net worth of the individuals concerned.

All credit decisions are made at a centralised credit committee in Dublin which results in responsive, consistent and high quality underwriting. Credit policy is reviewed on an annual basis to ensure guidelines remain appropriate and are applied consistently across various jurisdictions and industry sectors. The Bank does not lend for working capital purposes to the manufacturing sector, to the primary agricultural sector or for unsecured personal lending.

At least twice a year, the Bank undertakes an extensive review of its entire loan portfolio. These semi-annual comprehensive reviews facilitate ongoing intimate knowledge of the quality of the portfolio by senior management, and reinforce the accountability of relationship managers to generate quality credits and successfully work through any problems that arise with customers. Monthly reviews are also carried out, consisting of progress reports on the main impaired loan and watch list cases across the Group.

(b) Treasury

The Treasury activities of the Bank are centralised at Group headquarters in Dublin, and deal execution, credit control, risk management and back office operations all take place in Dublin. Liquidity management and funding are the primary functions of the Treasury division.

From a regulatory liquidity perspective, the Group operates within the revised and strengthened liquidity regime introduced by the Irish Financial Regulator in 2007. Considered one of the most stringent regimes in

Europe, it requires liquidity to cover commitments allowing for no new funding from any source out to thirty days. The assumptions applied within the regime are prudent. The Bank always maintains a significant buffer over these requirements and continues to do so during the current market volatility.

The Bank places a strategic emphasis on building strong and scalable funding franchises, particularly on gathering personal and commercial deposits, as well as delivering a diversity of wholesale funding to improve funding duration and quality. Customer deposits are drawn from Irish, UK and mainland Europe clients, with further deposit taking centres based in the Isle of Man and in Jersey targeting other international accounts. It also provides risk management services to corporate clients. The Bank acts as a specialist provider of foreign exchange and interest rate risk management services to corporate clients in its core markets.

The Bank has been a significant participant in the international interbank markets for a number of years. The Bank continues to be active in diversifying its funding to the capital markets investor base through its €30 billion EMTN programme, a €4 billion French CP programme, a U.S.$8 billion USCP programme, a U.S.$4 billion US Extendible Note Programme and a U.S.$10 billion 144A MTN programme.

(c) Wealth Management

Reflecting the extent and diversity of activities, the Bank established a separate wealth management division in April 2002. The Wealth Management Division incorporates the private banking and asset management operations of the Bank, with offices in Ireland, the United Kingdom and Austria.

The division offers private banking in the form of deposit, loan, asset management services and product driven investment opportunities. The key customer group is high net worth individuals, drawn from existing customer relationships and sourced externally.

One of the Division's major strengths is in sourcing, structuring and managing bespoke investment products. The use of the Bank's expertise and network, particularly in property transactions, has been the key to the Division's success. The Division's products and services are sold through teams of client relationship managers, operating in local markets, with the support of product origination and management teams.

In Ireland, the Bank operates through the Anglo Irish Bank Private Banking brand, and through its subsidiaries Anglo Irish Asset Management Limited (AIAM) and Anglo Irish Assurance Company Limited (AIAC).

Launched in 2006, the aim of the Bank's UK private banking operations is to replicate the success of the Irish operation by focusing on the relationship management and execution skills developed in Dublin while drawing on the local expertise and extensive experience of the Bank's UK banking staff.

The Bank has had an international private banking operation and a mutual funds business in Austria since 1995. In Austria, the focus is on offering traditional portfolio management services based on in-house and third party cash, equity, bond and fund-of-funds investment products.

Asset Quality

In line with regulatory requirements, the Bank maintains a diversified asset portfolio with individual sectoral exposures not accounting for more than 20 per cent. by value of the whole portfolio. Furthermore, it is the Bank's lending policy that no loan is advanced which exceeds 1 per cent. by value of the total loan portfolio. The Bank's lending policy includes a maximum loan to collateral value ratio of 80 per cent. by value.

The Bank classifies loans using the following categories:

(i) "unimpaired";

(ii) "watch list"; and

(iii) "impaired".

All loans will be classified as unimpaired unless they are classified either in the watch list or impaired categories. Watch list status will apply where a borrower fails to make a scheduled payment or breaches a financial covenant and the Bank is of the opinion that this is indicative of a problem being experienced by the borrower which requires monitoring and hands-on management by the Bank to ensure that loan servicing and repayment are completed on schedule.

If on the other hand the Bank considers that the failure by a borrower to make a scheduled payment is indicative of a fundamental problem with the borrower's ability to service and/or repay a loan, the borrower will be classified as impaired. A prudent provision will be put in place and appropriate legal action will then be taken with a view to minimising any potential loss. It is the Bank's policy that impaired loans are put on non-accrual status.

The Bank's impaired loans as a percentage of the Bank's total loan portfolio was 0.52 per cent. as at 31st March, 2008, compared with 0.50 per cent. as at 30th September, 2007 and 0.50 per cent. as at 31st March, 2007. The total accumulated provisions as a percentage of the Bank's impaired loans as at 31st March, 2008 was 76 per cent., as at 30th September, 2007 was 88 per cent. and as at 31st March, 2007 was 97 per cent.

Recent Developments

On 3rd September, 2007, the Bank announced the appointment of Pat Whelan as Managing Director of Lending Ireland in succession to Tom Browne who had advised the Board of his intention to retire from the Bank toward the end of 2007. Tom Browne retired on 28th November, 2007.

On 14th December, 2007, the Bank announced that it had agreed to sell its Swiss private banking subsidiary, Anglo Irish Bank (Suisse) SA, and its affiliated Portuguese branch, Anglo Irish Bank – Sucursal em Portugal, to St. Galler Kantonalbank, a leading Swiss cantonal bank.

Subsidiaries

As at the date hereof, the Bank's principal subsidiaries include:

Principal Subsidiary Undertaking	Principal Activity	Country of Incorporation
Anglo Irish Asset Finance plc	Finance	United Kingdom
Anglo Irish Assurance Company Limited	Life Assurance and Pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G.	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	Banking	Isle of Man
Anglo Irish Capital Funding Limited	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	Finance	Republic of Ireland
Anglo Irish Property Lending Limited	Finance	United Kingdom
Buyway Group Limited	Investment Holding	Republic of Ireland
CDB (U.K.) Limited	Investment Holding	United Kingdom
Anglo Aggmore Limited	Partnership Property	United Kingdom
Sparta Financial Services Limited	Finance	Republic of Ireland
Steenwal B.V.	Investment Holding	The Netherlands
Anglo Irish Capital UK LP	Finance	United Kingdom
Anglo Irish Capital UK (2) LP	Finance	United Kingdom
Anglo Irish Capital UK (3) LP	Finance	United Kingdom
Anglo Irish Covered Bonds LLP	Finance	United Kingdom

All of the Group undertakings are included in the consolidated financial statements. The Group owns all of the issued ordinary share capital of all subsidiary undertakings listed above except as follows. The Group holds 75 per cent. of the capital contributed to The Anglo Aggmore Limited Partnership. The Group is the general partner of Anglo Irish Capital UK LP, Anglo Irish Capital UK (2) LP, Anglo Irish Capital UK (3) LP and The Anglo Aggmore Limited Partnership.

The Group's interest in Anglo Irish Covered Bonds LLP is, in substance, no different than if it were a wholly owned subsidiary undertaking. Consequently it is consolidated in the Group accounts.

Each subsidiary undertaking operates principally in the country in which it is registered.

Shareholders

The Bank's shares are publicly quoted on the Irish and London Stock Exchanges. No one shareholder or group of shareholders has a controlling interest directly or indirectly in the Group. As at 31st March, 2008, the Bank had 19,796 shareholders with approximately 76 per cent. of shares being held by financial institutions. The following interests in the ordinary share capital of the Bank had been notified to the Bank as at 31st March, 2008:

	Number of Shares	% of Issued Ordinary Share Capital
Invesco PLC	53,254,244	7.01%
Credit Suisse	46,643,966	6.16%
Allianz SE	45,224,329	5.96%
Lehman Brothers International (Europe)	36,536,195	4.82%

Directors

The following table sets out the current members of the Bank's Board of Directors at the date of this Offering Circular and their principal outside activities. The Executive Directors do not have any significant principal activities outside of their role in the management of the Bank.

Name	Function within the Bank	Principal Outside Activity
Sean Fitzpatrick	Chairman (Non-executive)	Chairman of Smurfit Kappa Group plc and Non-executive Director of Aer Lingus plc, Greencore Group plc, Gartmore Irish Growth Fund plc and Experian Group Limited.
David Drumm	Chief Executive	
Michael Jacob	Director (Non-Executive)	Chairman of Slaney Foods Limited and the Lett Group of Companies, Deputy Chairman of SIAC Construction Limited, a Director of REOX Holdings plc, Dolmen Securities and other companies.
William McAteer	Group Finance Director & Chief Risk Officer	
Pat Whelan	Managing Director, Ireland	
Declan Quilligan	Chief Executive, UK	
E. Noël Harwerth	Director (Non-Executive)	Deputy Chairman of Sumitomo Mitsui Banking Corporation Europe Limited, and a Director of Royal & Sun Alliance Insurance plc, The Corporate Services Group plc, LogicaCMG plc and The Tote. Partnership Director of Tube Lines Limited, Metronet Rail BCV Limited and Metronet SSL Limited.
Ned Sullivan	Director (Non-Executive)	Chairman of Greencore Group plc and of McInerney Holdings plc.
Fintan Drury	Director (Non-Executive)	Chairman of Paddy Power plc and Platinum One Limited, a pan European sports management and events company.
Gary McGann	Director (Non-Executive)	Group CEO of the Smurfit Kappa Group plc. Chairman of the Dublin Airport Authority, a Director of Aon McDonagh Boland Group and United Drug plc.
Lar Bradshaw	Director (Non-Executive)	Chairman of Aras Slainte Healthcare Group.

Name	Function within the Bank	Principal Outside Activity
Anne Heraty	Director (Non-Executive)	Chief Executive of CPL Resources plc, recruitment and outsourcing agency. Director of Bord Na Móna plc, Forfás and the Irish Stock Exchange.

The Bank is not aware of any potential conflicts of interest between the duties to the Bank of the persons listed under the Board of Directors above and their private interests or other duties.

The business address of each of the Directors is Stephen Court, 18/21 St. Stephen's Green, Dublin 2. The main telephone number of the Bank is +353-1-616-2000.

Consolidated Profit and Loss Account

	For the six months ended 31st March, 2008 (unaudited)	For the six months ended 31st March, 2007 (unaudited)	For the year ended 30th September, 2007 (audited)	For the year ended 30th September, 2006 (audited)
	(€ million)	*(€ million)*	*(€ million)*	*(€ million)*
Interest and similar income	3,333	2,453	5,371	3,169
Interest expense and similar charges	(2,375)	(1,730)	(3,805)	(2,100)
Net interest income	958	723	1,566	1,069
Fees and commissions income	85	77	177	147
Fees and commissions expense	(5)	(7)	(16)	(14)
Dealing profits	11	13	19	19
Fair value movements	(112)	(3)	(6)	8
Other operating (expense)/income	(1)	5	21	11
Other income	(22)	85	195	171
Total operating income	936	808	1,761	1,240
Operating expenses				
Administrative expenses	(164)	(192)	(368)	(311)
Depreciation	(5)	(5)	(11)	(7)
Amortisation of intangible assets – software	(8)	(6)	(14)	(10)
Total operating expenses	(177)	(203)	(393)	(328)
Operation profit before provisions for impairment	759	605	1,368	912
Provisions for impairment:				
Loans and advances to customers	(33)	(56)	(82)	(66)
Other	(79)	–	(67)	–
Total provisions for impairment	(112)	(56)	(149)	(66)
Operating profit	647	549	1,219	846
Share of results of joint ventures	–	3	2	4
Profit on disposal of businesses	20	22	22	–
Profit before taxation	667	574	1,243	850
Taxation	(125)	(110)	(235)	(192)
Profit for the year				
Attributable to:				
Equity Holders of the Parent	542	464	1,008	658
Minority interests	6	(2)	(10)	(1)
Profit for the financial period	548	462	998	657
Basic earnings per €0.16 ordinary share	72.4c	63.6c	134.7	93.7c
Diluted earnings per €0.16 ordinary share	72.0c	62.9c	133.2	92.3c

Consolidated Balance Sheet

	As at 31st March, 2008 (unaudited)	As at 30th September, 2007 (audited)	As at 30th September 2006 (audited)
	(€ million)	*(€ million)*	*(€ million)*
Assets			
Cash and Balances with Central Banks	1,093	848	440
Financial assets at fair value through profit or loss			
— held on own account	264	430	456
— held in respect of linked liabilities to customers	528	644	309
Derivative financial instruments	2,323	1,355	2,459
Loans and advances to Banks	17,416	12,051	12,424
Assets classified as held for sale	278	288	-
Available-for-sale financial assets	9,231	12,530	5,155
Loans and advances to customers	67,972	65,949	49,142
Interests in joint ventures	80	88	68
Intangible assets – software	14	17	24
Intangible assets – goodwill	-	46	66
Investment property			
— held on own account	21	25	36
— held in respect of linked liabilities to customers	1,766	2,090	1,956
Property, plant and equipment	32	37	37
Retirement benefit assets	7	29	16
Deferred taxation	68	47	34
Other assets	274	143	625
Prepayments and accrued income	28	35	43
Total Assets	101,395	96,652	73,290
Liabilities			
Deposits by banks	11,631	7,601	10,275
Customer accounts	54,536	52,686	36,858
Debt securities in Issue	22,045	23,588	15,060
Derivative financial instruments	1,868	1,175	2,490
Liabilities to customers under investment contracts	1,364	1,779	1,394
Current taxation	137	63	51
Other liabilities	150	175	32
Accruals and deferred income	160	190	183
Retirement benefit liabilities	5	7	7
Deferred taxation	47	49	43
Subordinated liabilities and other capital instruments	5,070	5,274	4,205
Total Liabilities	97,013	92,587	70,598
Share Capital	123	122	115
Share Premium	1,155	1,139	594
Other reserves	(217)	(92)	9
Retained profits	3,314	2,883	1,971
Shareholders' funds	4,375	4,052	2,689
Minority interests	7	13	3
Total Equity	4,382	4,065	2,692
Total equity and liabilities	101,395	96,652	73,290
Memorandum Items			
Contingent Liabilities			
Guarantees	899	1,524	2,175
Commitments			
Commitments to lend	6,840	9,775	8,734

Notes:

1. The Bank has no material contracts that are not entered into in the ordinary course of its business, which could result in any group member being under an obligation or entitlement that is material to its ability to meet its obligation to security holders in respect of securities issued under the Programme.

2. The authorised share capital of the Bank at 31st March, 2008 was 1,200,000,000 ordinary shares of €0.16 each of which 768,195,574 were allotted, called up and fully paid at that date.

3. For the purposes of this table "Indebtedness" is defined as including Non-Equity Minority Interest in Subsidiary– Preference Shares. None of the Indebtedness is guaranteed by any third parties, save as might arise in respect of CBOI deposit protection schemes which would guarantee deposits up to an amount equal to the lower of 90 per cent. of the deposit or €20,000.

4. At the date of this Offering Circular, save as disclosed in Note 2 above, there has been no material change in the capitalisation and indebtedness of the Group since 31st March, 2008 nor in the guarantees it has issued, commitments to lend it has made or any other contingent liabilities since that date.

5. Up to and including the year ended 30th September, 2005, the Group's primary financial statements were prepared in accordance with Irish Generally Accepted Accounting Principles ("Irish GAAP"). In common with other listed entities in the European Union, the Group was required to adopt IFRS for accounting periods commencing on or after 1st January, 2005. Accordingly, the Group's financial statements in respect of the year ended 30th September, 2006 were prepared for the first time using IFRS issued by the International Accounting Standards Board, as adopted by the European Union.

Ireland

The comments below are of a general nature based on the Issuer's understanding of the current law and practice in Ireland relating to the taxation of Notes under the Programme and are subject to changes therein. They relate only to the position of persons who are the absolute beneficial owners of the Notes and the return on them and may not apply to certain other classes of persons. Prospective holders of Notes should be aware that the particular terms of issue of any Notes may affect the treatment of that Series of Notes. Holders of Notes should seek their own professional advice in respect of their own specific circumstances.

Irish Deposit Interest Retention Tax

Deposit interest retention tax applies to relevant deposit takers such as the Issuer under Chapter 4 of Part 8 of the Taxes Consolidation Act ("TCA") 1997. Deposit interest retention tax is relevant to Notes which are not listed on a recognised stock exchange (both the Irish Stock Exchange and the London Stock Exchange are recognised stock exchanges for this purpose), whether such Notes are interest bearing, issued at a discount and/or redeemable at a premium.

In the absence of an applicable exemption (as to which see below), a relevant deposit taker is required to make a deduction of tax in respect of "Interest" (Interest for these purposes includes any amount, whether or not described as "interest", paid in consideration of the making of a deposit and, as regards Notes issued at a discount or redeemable at a premium, any payment of discount/premium on those Notes). Deposit interest retention tax would be deducted at the standard rate of income tax in Ireland, currently 20 per cent.

Payment of Interest on a Note can be made without deduction of deposit interest retention tax where, among other exemptions:

(i) the person beneficially entitled to the Interest on the Note is the holder of an Irish banking licence or a person who holds a licence or similar authorisation under the law of any other Member State of the European Union and which corresponds to an Irish banking licence;

(ii) the person beneficially entitled to the Interest on the Note is a company within the charge to Irish corporation tax on the Interest or a pension scheme (being such a scheme as referred to in section 265 TCA 1997) and has provided the Issuer with the person's tax reference number (within the meaning of section 885 TCA 1997) or where, in the case of a pension scheme, there is no such number, with the number assigned by the Irish Revenue Commissioners to the employer to whom that pension scheme relates;

(iii) the person beneficially entitled to the Interest on the Note is not tax-resident in Ireland and has completed the appropriate declaration and submitted it to the Issuer;

(iv) the person beneficially entitled to the Interest on the Note is a body of persons or trust which is treated by the Irish Revenue Commissioners as a body or trust established for charitable purposes only and has provided the Issuer with the reference number assigned to that person by the Irish Revenue Commissioners in recognition of that person's entitlement to exemption from tax under section 207 TCA 1997 and known as the charity (CHY) number;

(v) the interest or discount is paid on a Note which is debt on a security issued by a bank (which includes the Issuer) and is listed on a stock exchange (which includes the Irish Stock Exchange); or

(vi) the Note is regarded as a "wholesale debt instrument" (commercial paper) under Section 246 A TCA 1997. Under this provision payment of interest may be made without the application of Irish deposit interest retention tax where the Note matures within two years, carries a right to interest (or is issued at a discount or at a premium) and has a minimum denomination of €500,000, or U.S.$500,000 or if another currency, the equivalent of €500,000 and is held in Euroclear or Clearstream, Luxembourg or any other clearing system recognised by the Irish Revenue Commissioners, and

(i) either (A) the person by whom the payment is made, or

(B) the person through whom the payment is made,

is not resident in Ireland and the payment is not made either by or through an Irish branch or agency of the non-resident, or

(ii) either (A) the person by whom the payment is made, or

(B) the person through whom the payment is made,

is resident in Ireland or the payment is made either by or through an Irish branch or agency, and

1. the person who is beneficially entitled to the interest is a resident of Ireland who has provided their tax reference number to the payer, or

2. the person who is the beneficial owner of the Note, and who is beneficially entitled to the interest is not resident in Ireland and has made a declaration in the prescribed form.

Under current practice of the Irish Revenue Commissioners, deposit interest retention tax will not apply to Interest paid in respect of Notes which are not listed on a recognised stock exchange, subject to certain specified conditions, provided that:

(i) the Issuer does not sell the Notes to Irish tax-residents and does not offer the Notes for sale in Ireland,

(ii) Dealers, as a matter of contract, undertake to the Issuer that their action in any jurisdiction will comply with applicable laws and regulations and that they will not knowingly make primary sales (or knowingly offer to do so, or distribute any material in that connection in Ireland) of the Notes to Irish tax-residents or persons whose usual place of abode is Ireland,

(iii) the Notes are held in a recognised clearing system (both Euroclear and Clearstream, Luxembourg are clearing systems recognised by the Irish Revenue Commissioners for this purpose),

(iv) the minimum denomination in which the Notes issue is made will be €500,000 or U.S.$500,000 or, if another currency, the equivalent of €500,000, and

(v) the Prospectus includes wording to the effect that each Dealer has confirmed that, with respect to the Notes, it will not knowingly offer to sell such Notes to an Irish resident, or to persons whose usual place of abode is Ireland, and that it will not knowingly distribute or cause to be distributed in Ireland any offering material in connection with such Notes.

The Issuer is not aware of any change or intended change to this practice by the Irish Revenue Commissioners. The Irish Revenue Commissioners can change or withdraw this practice at any time.

Where there is an obligation to deduct deposit interest retention tax, Irish interest withholding tax does not apply. However, any payments of Interest from which deposit interest retention tax has not been deducted may still be subject to Irish interest withholding tax.

Irish Interest Withholding Tax

Irish interest withholding tax, where applicable under section 246TCA 1997, is withheld at the standard rate of income tax in Ireland, currently 20 per cent.

(i) Discount and premium

Notes may be issued at a discount or be redeemable at a premium, whether or not periodic interest payments are due on the Notes. Payments of discount or premium are not within the scope of Irish interest withholding tax.

(ii) Yearly interest

Irish interest withholding tax applies only to payments of "yearly interest" (in general, "yearly interest" can be taken to be interest on a loan which runs, or is capable of running, for a period of one year or longer). Therefore, payments of interest in respect of the Notes may be made without withholding Irish interest withholding tax where the stated maturity of the Notes is less than one year and the Notes are not issued consecutively to the Noteholder such that the Notes would have an aggregate maturity of one year or longer.

(iii) Interest paid in ordinary course of Issuer's banking business

Interest on Notes paid by the Issuer in the ordinary course of its business as a bank may be paid without withholding Irish interest withholding tax. Interest on Dated and Undated Subordinated Notes may not, depending on the circumstances, be regarded as paid by the Issuer in the ordinary course of its business as a bank.

(iv) Quoted Eurobonds

Payments of interest may be made without withholding Irish interest withholding tax where the Notes meet the requirements of section 64 TCA 1997 (the "quoted Eurobond" exemption). The conditions of section 64 require the Notes to be quoted on a recognised stock exchange (both the Irish Stock Exchange and the London Stock Exchange are recognised stock exchanges for this purpose) and to carry a right to interest.

For so long as Notes continue to be "quoted Eurobonds" and are held in a recognised clearing system (both Euroclear and Clearstream, Luxembourg are recognised clearing systems for this purpose), payments of interest on such Notes may be made by any Paying Agent acting on behalf of the Issuer without withholding Irish interest withholding tax.

If such Notes are not held or cease to be held in a recognised clearing system but still meet the "quoted Eurobond" conditions above, payment of interest may still be made without withholding Irish interest withholding tax where:

(i) the person by or through whom the payment of interest is made is not in Ireland; or

(ii) the payment is made by or through a person in Ireland and the person who is the beneficial owner of the relevant Note and who is beneficially entitled to the interest is not tax-resident in Ireland and has made a declaration in the prescribed form.

(v) Wholesale debt instruments — commercial paper

For the purposes of this exemption, "commercial paper" is defined in section 246A TCA 1997 as a Note denominated in amounts of not less than €500,000 (in the case of an instrument denominated in Euro), U.S.$500,000 (in the case of an instrument denominated in US Dollar) or the equivalent of €500,000 (in the case of an instrument denominated in a currency other than Euro or US Dollar). The Note must recognise an obligation to pay a stated amount, carry a right to interest or be issued at a premium or discount and mature within two years.

So long as any Notes constitute commercial paper (as defined above), payment of interest on such Notes may be made without withholding Irish interest withholding tax in the following circumstances:

(i) the person by whom or through whom the payment is made is not tax-resident in Ireland and the payment is not made by or through a branch or agency through which the non-Irish resident company carries on a trade or business in Ireland and the Notes are held in a recognised clearing system (both Euroclear and Clearstream, Luxembourg are recognised clearing systems for this purpose), or

(ii) the person by whom or through whom the payment is made is tax-resident in Ireland or the payment is made either by or through a branch or agency through which a non-Irish resident company carries on a trade or business in Ireland, and either

  (a) the Notes are held in a recognised clearing system,

  (b) the person who is beneficially entitled to the interest is Irish tax-resident and has provided their Irish tax registration number to the Issuer or Paying Agent in advance of the payment, or

  (c) the person who is the beneficial owner of the Notes and who is beneficially entitled to the interest is not Irish tax-resident and has provided the Issuer or Paying Agent with a completed non-resident declaration in the approved form in advance of the payment.

(vi) Double taxation treaty (exemption/reduction)

A recipient of interest may be entitled to exemption from Irish interest withholding tax or to a reduced rate of same pursuant to the provisions of an appropriate double taxation treaty. Authorisation in advance of any payment of interest would generally be required from the Irish Revenue Commissioners in respect of such exemption or reduction.

Irish Encashment Tax

Under section 62 TCA 1997, a collecting agent in Ireland obtaining payment of interest whether in Ireland or elsewhere on a Quoted Eurobond in circumstances where no withholding of Irish interest withholding tax has been made by the person paying the interest, must withhold encashment tax at the standard rate of income

tax in Ireland (currently 20 per cent.) unless the person who is the beneficial owner of the Notes and beneficially entitled to the interest is not tax-resident in Ireland and has made and provided a declaration in the prescribed form to the collecting agent. A banker does not need to withhold Irish encashment tax by virtue only of the clearing of a cheque or the arranging for the clearing of a cheque.

Noteholders should therefore be aware that the appointment of an Irish collecting agent may bring them within the charge to Irish encashment tax.

Irish Source Income

Any interest, discount or premium on Notes issued in Ireland may be Irish source income. Such income may be within the charge to Irish tax, except for:

(i) interest paid in the ordinary course of the Issuer's business as a bank to a company resident in a Member State of the European Union (except for Ireland) or in a country with which Ireland has a double tax treaty, unless that interest income is connected with an Irish agency, branch or trade of such a company, or

(ii) interest paid by the Issuer on Notes which are quoted Eurobonds (within the meaning of section 64TCA 1997, see above), to a person resident in a Member State of the European Union (except for Ireland) or in a country with which Ireland has a double tax treaty, unless that interest income is connected with an Irish agency, branch or trade of such a person.

Ireland operates a self-assessment system in respect of income and corporation taxes and any person, including a person who is neither resident nor ordinarily resident in Ireland for tax purposes, with Irish source income chargeable to tax comes within its scope.

Irish Capital Gains Tax

A Noteholder who is resident or ordinarily resident in Ireland for Irish tax purposes may be subject to Irish capital gains tax on any gain realised on disposal or redemption of the Notes. A Noteholder who is neither resident nor ordinarily resident in Ireland for Irish tax purposes is not subject to Irish capital gains tax unless the Notes are or were held in connection with a trade or business carried on by such Noteholder in Ireland through a branch or agency to which the Notes are or were attributable.

Irish Stamp Duty

Irish stamp duty will not be payable on the issue of Notes or the transfer of legal title by delivery of Notes.

In the case of the transfer of legal title to Notes by an instrument in writing, no charge to Irish stamp duty will arise (by virtue of section 85 of the Stamp Duties Consolidation Act ("SDCA") 1999) provided that the relevant Notes:

(i) do not carry a right of conversion into stocks or marketable securities (other than loan capital within the meaning of section 85 SDCA 1999) of a company having a register in Ireland or into loan capital having such a right;

(ii) do not carry rights of the same kind as shares in the capital of a company, including rights such as voting rights, a share in the profits or a share in the surplus upon liquidation;

(iii) are issued for a price which is not less than 90 per cent of its nominal value; and

(iv) do not carry a right to a sum in respect of payment or interest which is related to certain movements in an index or indices (based wholly or partly and directly or indirectly on stocks or marketable securities) specified in any instrument or other document relating to the Notes.

Where the above exemption or another exemption does not apply, the instrument of transfer (whether executed in Ireland or elsewhere) is liable to Irish stamp duty at the rate of one per cent of the consideration paid in respect of the transfer (or if greater, the market value thereof) which must be paid by the transferee within thirty days of the date on which such instrument of transfer is executed.

Irish Capital Acquisitions Tax

A gift or inheritance of Notes may give rise to a liability to Irish capital acquisitions tax in the hands of the disponee or successor, if either the Notes which are the subject of the disposition are located in Ireland, or if either the disponer or disponee/successor are resident or ordinarily resident in Ireland.

United Kingdom

The comments below are of a general nature based on the Issuer's understanding of the current law and practice in the United Kingdom relating to United Kingdom withholding tax implications for Notes under the Programme and are subject to changes therein. They relate only to the position of persons who are the absolute beneficial owners of the Notes and the interest on them and may not apply to certain classes of person, such as dealers. Prospective holders of Notes should be aware that the particular terms of issue of any notes may affect the treatment of that Series of Notes. Holders of Notes who are in any doubt as to their tax position should consult their professional advisers.

Withholding tax

Payments of interest on the Notes may be made without withholding or deduction for, or on account of United Kingdom income tax.

However, Noteholders who are individuals may wish to note that HM Revenue and Customs has power to obtain information (including the name and address of the beneficial owner of the interest) in certain circumstances from any person in the United Kingdom who either pays or credits interest to, or receives interest for the benefit of, another person, or who either pays amounts payable on the redemption of Notes that are deeply discounted securities to, or receives such amounts for the benefit of, another person although HM Revenue and Customs published practice indicates that HM Revenue and Customs will not exercise its power to require this information where such amounts are paid on or before 5th April, 2009. Information so obtained may, in certain circumstances, be exchanged by HM Revenue and Customs with the tax authorities of the jurisdiction in which the Noteholder is resident for tax purposes.

Austria

This section on taxation contains a brief summary with regard to certain important principles which are of significance in Austria in connection with Notes. This summary does not purport to exhaustively describe all possible tax aspects and does not deal with specific situations which may be of relevance for individual potential investors. The following comments are rather of a general nature and included herein solely for information purposes. These comments are not intended to be, nor should they be construed to be, legal or tax advice. This summary is based on the currently valid Austrian tax legislation, case law and regulations of the tax authorities, as well as their respective interpretation, all of which may be amended from time to time. Such amendments may also be effected with retroactive effect and may negatively impact on the tax consequences described above. It is recommended that potential purchasers of Notes consult with their legal and tax advisors as to the tax consequences of the purchase, holding or sale. Tax risks resulting from the Notes (in particular from a possible qualification as a foreign investment fund pursuant to sec. 42(1) of the Austrian Investment Funds Act) shall be borne by the purchaser. In general, it should be noted that the Austrian tax authorities have a critical attitude towards structured products which may also give rise to tax benefits.

Individuals subject to unlimited income tax liability (*unbeschränkte Einkommensteuerpflicht*) holding Notes (*Forderungswertpapiere*) in the sense of sec. 93(3) of the Austrian Income Tax Act (*Einkommensteuergesetz*) as a non-business asset (*Privatvermögen*) are subject to income tax on all resulting interest payments (which term also encompasses the balance between the redemption price and the issue price) pursuant to sec. 27(1)(4) and 27(2)(2) of the Austrian Income Tax Act. Such interest payments are subject to a withholding tax of 25.0 per cent. in case they are paid out by an Austrian paying agent (*kuponauszahlende Stelle* as defined in sec. 95(3)(2) of the Austrian Income Tax Act). This withholding tax has the effect of final taxation (*Endbesteuerung*) in the case of a public placement of the Notes (i.e. no additional income tax is levied over and above the amount of tax withheld). Even if interest payments are not effected through an Austrian paying agent, a flat income tax rate of 25.0 per cent. applies in the case of a public placement of the Notes. Since in this case no withholding tax is levied, interest payments must be included in the income tax return. If the Notes are not legally and factually offered to an indefinite number of persons then the interest payments must be included in the Noteholder's income tax return and are subject to income tax at a marginal rate of up to 50.0 per cent., any withholding tax being creditable against the income tax liability.

Individuals subject to unlimited income tax liability holding bonds as a business asset (*Betriebsvermögen*) are subject to income tax on all resulting interest payments (which term also encompasses the balance between the redemption price and the issue price). Such interest payments are subject to a withholding tax of 25.0 per cent. in case they are paid out by an Austrian paying agent as defined in sec. 95(3)(2) of the Austrian Income Tax Act, this withholding tax having the effect of final taxation in the case of a public placement of the Notes (i.e. no additional income tax is levied over and above the amount of tax withheld). Even if interest payments are not effected through an Austrian paying agent, a flat income tax rate of 25.0 per cent. applies in the case of a public placement of the Notes. Again, such income has to be included in the income tax return. If the Notes are not legally and factually offered to an indefinite number of persons, then the interest payments must be included in the Noteholder's income tax return and are subject to income tax at a marginal rate of up to 50.0 per cent., any withholding tax being creditable against the income tax liability.

Corporations subject to unlimited corporate income tax liability (*unbeschränkte Körperschaftsteuerpflicht*) are subject to corporate income tax on all interest payments (which term also encompasses the balance between the redemption price and the issue price) resulting from Notes at a rate of currently 25.0 per cent. In addition, such interest payments are subject to a withholding tax of 25.0 per cent. (serving as an advance payment of corporate income tax) in case they are paid out by an Austrian paying agent as defined in sec. 95(3)(2) of the Austrian Income Tax Act; however, under the conditions set forth in sec. 94(5) of the Austrian Income Tax Act, no withholding tax is levied.

Private foundations (*Privatstiftung*) pursuant to the Austrian Private Foundations Act (*Privatstiftungsgesetz*) fulfilling the prerequisites contained in sec. 13(1) of the Austrian Corporate Income Tax Act (*Körperschaftsteuergesetz*) and holding Notes as a non-business asset are subject to corporate income tax (interim taxation; *Zwischenbesteuerung*) on all interest payments received (which term also encompasses the balance between the redemption price and the issue price) pursuant to sec. 13(3)(1) of the Austrian Corporate Income Tax Act at a rate of 12.5 per cent. in the case of a public placement of the Notes. If the Notes are not legally and factually offered to an indefinite number of persons, then the interest payments are subject to corporate income tax at a rate of 25.0 per cent. Interest payments are subject to a withholding tax of 25.0 per cent. (serving as an advance payment of corporate income tax) in case they are paid out by an Austrian paying agent as defined in sec. 95(3)(2) of the Austrian Income Tax Act; however, under the conditions set forth in sec. 94(11) of the Austrian Income Tax Act, no withholding tax is levied.

In summary, there will be no Austrian domestic withholding tax within the meaning of sec. 95 of the Austrian Income Tax Act if interest is not paid out by an Austrian paying agent as defined in sec. 95(3)(2) of the Austrian Income Tax Act.

Pursuant to sec. 42(1) of the Austrian Investment Funds Act (*Investmentfondsgesetz*), a foreign investment fund (*ausländischer Investmentfonds*) is defined as any assets subject to a foreign jurisdiction which, irrespective of the legal form they are organized in, are invested according to the principle of risk-spreading on the basis either of a statute, of the entity's articles or of customary exercise. This term, however, does not encompass collective real estate investment vehicles pursuant to sec. 14 of the Austrian Capital Markets Act (*Kapitalmarktgesetz*). It should be noted that the Austrian tax authorities have commented upon the distinction between index certificates of foreign issuers on the one hand and foreign investment funds on the other hand in the Investment Fund Regulations (*Investmentfondsrichtlinien*). Pursuant to these, no foreign investment fund may be assumed if for the purposes of the issuance no predominant actual purchase of the underlying assets by the issuer or a trustee of the issuer, if any, is made and no actively managed assets exist. If the index relates to a hedge fund, then the index must fulfil – apart from the prerequisites just mentioned – additional criteria in order to qualify as a foreign investment fund. The Austrian tax authorities envisage altering the criteria for the distinction between index certificates of foreign issuers on the one hand and foreign investment funds on the other hand. The publication of these changes is due shortly.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have adopted similar measures (a withholding system in the case of Switzerland).

The Dealers have, in an amended and restated programme agreement (the "Programme Agreement") dated 23rd May, 2008, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

Public Offer Selling Restriction under the Prospectus Directive

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes which are the subject of an offering contemplated by this Offering Circular as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a) if the final terms in relation to the Notes specify that an offer of those Notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), following the date of publication of a prospectus in relation to such Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive in the period beginning and ending on the dates specified in such prospectus or final terms, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(e) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (b) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.-

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Ireland

Each Dealer has agreed (and each further Dealer appointed under the Programme will be required to agree) that:

(a) in respect of any Notes that are not listed on any recognised stock exchange (as accepted by the Irish Revenue Commissioners) ("Unlisted Notes"):

    (i) it will not knowingly sell or offer for sale any Unlisted Notes in Ireland or to any person including any body corporate resident in Ireland or having its usual place of abode in Ireland ("Irish Person");

    (ii) it will not knowingly issue or distribute or knowingly cause to be issued or distributed any documentation, offering for subscription or sale, any Unlisted Notes in Ireland or to any Irish person;

    (iii) it will not offer, sell or deliver any Unlisted Notes to any person in a denomination of less than €500,000 (five hundred thousand euros) or its equivalent in any other currency;

    (iv) such Unlisted Notes must be cleared through Euroclear, Clearstream Luxembourg or any other clearing systems recognised for this purpose by the Irish Revenue Commissioners;

(b) it will not offer for sale, underwrite the issue of or place any Notes otherwise than in conformity with the provisions of the Investment Intermediaries Act, 1995 of Ireland (as amended) including without limitation Sections 9 and 50 and to the extent applicable, Section 23 (including any advertisement

restrictions made thereunder) in relation to Unlisted Notes, and will conduct itself in accordance with any codes of conduct drawn up pursuant to Section 37 thereof;

(c) in respect of a local offer (within the meaning of Section 38(1) of the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 of Ireland (the "2005 Act")) of Notes in Ireland, it has complied and will comply with Section 49 of the 2005 Act; and

(d) in connection with offers or sales of Notes, it has only issued or passed on, and will only issue or pass on, in Ireland, any document received by it in connection with the issue of such Notes to persons who are persons to whom the documents may otherwise lawfully be issued or passed on.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended; the "FIEL") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Austria

Each Dealer has represented and agreed that it will offer the Notes in Austria only in compliance with the provisions of the Austrian Capital Markets Act (*Kapitalmarktgesetz*) as amended and all other laws and regulations in Austria applicable to the offer and sale of the Notes in Austria.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

Authorisation

The establishment, update and increase in the size of the Programme and the issue of Notes have been duly authorised by resolutions of the Board of Directors of the Issuer dated 25th May, 2001, 13th August, 2001 and 22nd January, 2004 and the resolutions of the Committee of the Board of Directors dated 14th August, 2002, 1st July, 2003, 23rd February, 2004, 22nd February, 2005, 14th July, 2005, 25th May, 2006, 23rd May, 2007 and 22nd May, 2008.

Listing of Notes on the Irish Stock Exchange

The listing of Notes on the Official List of the Irish Stock Exchange will be expressed at their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Irish Official List and to trading on the regulated market of the Irish Stock Exchange will be admitted separately as and when issued, subject only to the issue of the Temporary Global Note or Permanent Global Note, as the case may be, initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or about 23rd May, 2008.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available in physical form from, and may be inspected in physical form at, the registered office of the Issuer and the specified offices of the Paying Agents for the time being in London and Frankfurt:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the auditors' report and the consolidated audited financial statements of the Issuer in respect of the financial years ended 30th September, 2006 and 2007 and the consolidated unaudited financial statements of the Issuer for the six months ended 31st March, 2008;

(iii) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements (if any) of the Issuer. The Issuer currently prepares audited consolidated accounts and an audited non-consolidated balance sheet on an annual basis and unaudited consolidated interim accounts on a semi-annual basis;

(iv) the Programme Agreement, the Agency Agreement and the Trust Deed (which contains the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons);

(v) a copy of this Offering Circular;

(vi) any future offering circulars, prospectuses, information memoranda, supplements and Final Terms (save that a Final Terms relating to a Note which is neither admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Issuer and the Paying Agent as to its holding of Notes and identity) and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear is 3 Boulevard du Roi Albert II, B. 1210 Brussels, Belgium and the address of Clearstream, Luxembourg is 42, Avenue J.F. Kennedy, L-1855 Luxembourg.

Conditions for determining price

The price and amount of Notes to be issued under the Programme will be determined by the Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer or the Group since 31st March, 2008 and there has been no material adverse change in the financial position or prospects of the Issuer or the Group since 30th September, 2007.

Litigation

Neither the Issuer nor any other member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position or profitability of the Issuer or the Group.

Auditors

The auditors of the Issuer are Ernst & Young, Registered Auditors and members of the Institute of Chartered Accountants in Ireland who have audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in Ireland for each of the six financial years ended on 30th September, 2007.

The auditors' report on the Issuer in respect of the financial year ended 30th September, 2007 states that the report is made solely to the Issuer's members, as a body, in accordance with Section 193 of the Companies Act 1990, that the audit report has been undertaken so that Ernst & Young might state to the Issuer's members those matters which Ernst & Young are required to state to them in an Auditors' report and for no other purpose and that to the fullest extent permitted by law, Ernst & Young do not accept or assume responsibility to anyone other than the Issuer and the Issuer's members as a body for their audit work, for the Auditors' report or for the opinions Ernst & Young have formed.

The above was included in the auditors' report on the Issuer in respect of the financial year ended 30th September, 2007 in line with the guidance issued by the Institute of Chartered Accountants in Ireland for inclusion in all audit reports produced by audit firms on the financial statements of bodies corporate.

THE ISSUER

Anglo Irish Bank Corporation plc
Stephen Court
18/21 St. Stephen's Green
Dublin 2

TRUSTEE

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB

ISSUING AND PRINCIPAL PAYING AGENT AND AGENT BANK

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENT

Deutsche Bank Aktiengesellschaft
Große Gallusstraße 10-14
60272 Frankfurt am Main

LEGAL ADVISERS

To the Issuer as to Irish law

Eugene F. Collins
Temple Chambers
3 Burlington Road
Dublin 4

To the Dealers and the Trustee as to English law

Allen & Overy LLP
One Bishops Square
London E1 6AD

AUDITORS

Ernst & Young
Ernst & Young Building
Harcourt Centre
Harcourt Street
Dublin 2

IRISH LISTING AGENT

J&E Davy
Davy House
49 Dawson Street
Dublin 2

ARRANGER

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Anglo Irish Bank Corporation plc
Stephen Court
18/21 St. Stephen's Green
Dublin 2

Banc of America Securities Limited
5 Canada Square
London E14 5AQ

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
60 Gracechurch Street
London EC3V 0HR

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J&E Davy
Davy House
49 Dawson Street
Dublin 2

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

National Australia Bank Limited
ABN 12 004 044 937
88 Wood Street
London EC2V 7QQ

Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

WestLB AG
Herzogstrasse 15
40217 Düsseldorf

sterling greenaways 102366

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 28th April 2008

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See Attached	Ordinary 0.16	5,774

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,774	Ordinary	€0.16	€7.135	€41,197.49

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration: €41,197.49

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 28th April 2008

Name *Block letters please* **Natasha Mercer**

Name	Address 1	Address 2	Address 3	Address 4	Shares	Option Price
MS FIONA O'CUANAIGH	35 BELFRY SQ	CITYWEST	DUBLIN 24		532	€7.135
MR STEPHEN BOWES	17 BALRUDDERY FIELDS	BALROTHERY	CO DUBLIN		772	€7.135
MS NIAMH BONUS	22 MOUNTBROOK	STILLORGAN RD	DUBLIN 4		798	€7.135
MS MARY BRENNAN	26 RATHBOURNE PLACE	EARLWOOD	DUBLIN 15		532	€7.135
MS MAEVE LYONS	4 HAZEL VILLAS	KILMACUD	BLACKROCK	CO DUBLIN	1,064	€7.135
MRS HELEN MASSEY (Lane)	GLENCARRIG HOUSE	BALLYRONAN ROAD	KILQUADE	CO WICKLOW	372	€7.135
MS ELAINE MCHUGH	7 THE KILNS	STATION ROAD	PORTMARNOCK	CO DUBLIN	1,704	€7.135
					5,774	

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

RECEIVED
2008 JUL 17 P 1:22
FICE OF INTERNATIONAL CORPORATE FINANCE

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 25th March 2008

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See Attached	Ordinary 0.16	9,370

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
9,370	Ordinary	€0.16	€7.135	€66,854.95

Denomination ______________

Conversion Rate, If any ______________

Total value of consideration: €66,854.95

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______________

Conversion Rate, if any ______________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 25th March 2008

Name *Block letters please* **Natasha Mercer**

Name	Address 1	Address 2	Address 3	Address 4	Address 5	Option Price	Options	cost of Options
MR WAYNE BYRNE	16 CLONARD LAWNS	SANDYFORD	DUBLIN 14			€7.135	958	€6,835.33
MS PAULA MORAN	35 JIGGINSTOWN PARK	NAAS	CO KILDARE			€7.135	1,064	€7,591.64
MR GRAHAM CULLEN	1 THE MALTINGS	SKERRIES	CO DUBLIN			€7.135	1,704	€12,158.04
MR FERGUS BARRY	4 TEAL HOUSE	REDCOURT OAKS	SEAFIELD ROAD EAST	CLONTARF	DUBLIN 3	€7.135	532	€3,795.82
MR STEVEN LOWE	34 BELLEVUE	ISLANDBRIDGE	DUBLIN 8			€7.135	1,704	€12,158.04
MS DENISE HOLMES	3 ORWELL COURT	BRAEMOR ROAD	CHURCHTOWN	DUBLIN 14		€7.135	1,704	€12,158.04
MR JOHN CRAIG	22 KNOCKLYON HEIGHTS	TEMPLEOGUE	DUBLIN 16			€7.135	1,704	€12,158.04
							9,370	€66,854.95

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 31st March 2008

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Suzie Creuss Callaghan, 81 Candahar Road, Battersea, London, SW11 2QA	Ordinary 0.16	35,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
25,000	Ordinary	€0.16	€2.94	€73,500.00
10,000	Ordinary	€0.16	€7.965	€79,650.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €153,150.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*:

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 31st March 2008

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registrati(Companies Capital Du


3323188

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 3rd March 2008

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See Attached	Ordinary 0.16	12,682

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
6,468	Ordinary	€0.16	€7.135	€46,149.18
6,214	Ordinary	€0.16	STG£3.4256	STG£21,286.68

Denomination STG£21,286.68 = €28,060.30

Conversion Rate, If any

Total value of consideration: €74,209.48

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 3rd March 2008

Name *Block letters please* **Natasha Mercer**

Name	Address 1	Address 2	Address 3	Address 4	Option Price	Options
MR JONATHAN TUTHILL	12 GOLF VIEW DRIVE	HINGHAM MA 02043	USA		€7.135	958
MR ENDA COLL	7 BERESFORD AVENUE	GRIFFITH AVENUE	DRUMCONDRA	DUBLIN 9	€7.135	638
MR JAN WEGNER	WOODLANDS AVENUE	HALFWAYS HOUSE	CO WATERFORD		€7.135	1,330
MR THOMAS KING	19 PARKVIEW DRIVE	TUAM	CO GALWAY		€7.135	798
MS ELIZABETH ELKINS	483 COLLINS AVENUE	WHITEHALL	DUBLIN 9		€7.135	532
MR DARRIN HARTY	7 BRACKENBUSH ROAD	KILLINEY	CO DUBLIN		€7.135	350
MS HILARY BOYLAN	14 BELGREE CRESCENT	TYRRELSTOWN	DUBLIN 15		€7.135	532
MR ROWAN O MAHONY	1 BISHOPCOURT GREEN	BISHOPSTOWN	CORK		€7.135	532
MR MARKUS STOECKLE	7 EASTMORLAND LANE	DUBLIN 4			€7.135	798
MR MICHAEL JAMES BROWN	27 IRWIN DRIVE	BELFAST	BT4 3AR		STG£3.4256	990
MR COLUM CAMPION	SELSDON WAY	LONDON	E14 9GR		STG£3.4256	2,750
MS FIONA CONNOLLY	13 GARDEN STREET	TODMORDEN	LANCASHIRE	OL14 5HW	STG£3.4256	824
MR JAMES CHEESMAN	51 TYRRELL ROAD	SOUTH BENFLEET	ESSEX	SS7 5DQ	STG£3.4256	1,650
					Total	12,682

the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 29th February 2008

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See attached	Ordinary 0.16	28,192

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
28,192	Ordinary	€0.16	€8.90	€250,908.80

Denomination ________

Conversion Rate, If any ________

Total value of consideration: €250,908.80

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 [Com]panies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ________

Conversion Rate, if any ________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 29th February 2008

Name *Block letters please* **Natasha Mercer**

NAME	ADDRESS 1	ADDRESS 2	ADDRESS 3	ADDRESS 4	OPTION PRICE	OPTIONS
OLIVIER BURRUS	50 ZOUTE DE FLORISSANT	1906 GENEVA	SWITZERLAND		€8.90	606
SIMON COLE	LA CONDEMINE	CH-1316 CHEVILLY	SWITZERLAND		€8.90	505
FREDEQIC DE POIX	11 RUE DE BEAUMONT	1206 GENEVE	SWITZERLAND		€8.90	1,011
EDWIGE DE MEO	AVENUE DE L'AMANDOLIER 32	1208 GENEVE	SWITZERLAND		€8.90	606
MICHELINE GASSER	66 RTE D'ANNECY	1256 TROINEX	SWITZERLAND		€8.90	1,011
HUGO GENOUD	18 CHEMIN DE LA MILICE	1228 PLAN-LES-OUATES	SWITZERLAND		€8.90	1,011
MURIEL GUALZATA-AEBY	6 CHEMIN DES AVETTES	1217 MEYRIN	SWITZERLAND		€8.90	1,011
GINGA HOFFMANN	RTE D'HERMANCE 289	1247 ANIERES	SWITZERLAND		€8.90	1,011
ROGER LANDUCCI	13 CHEMIN PLEIN CHAMPS	1241 PUPLINGE	SWITZERLAND		€8.90	1,011
RENE MORGENTHALER	CHEMIN DE LA CONDEMINE 8	1272 GENOLIER	SWITZERLAND		€8.90	1,011
ANTONIO PARATORE	SQUARE CLAIR-MATIN 32	1213 PETIT-LANCY	SWITZERLAND		€8.90	1,011
CHRISTOPHE PASCHE	19 CHARLES POLUZZI	1227 CAROUGE	SWITZERLAND		€8.90	1,011
WALTER POZZOLI	AVENUE TIVOLI 70	1007 LAUSANNE	SWITZERLAND		€8.90	606
ANNE-VALERIE SCHURINK	2 CHEMIN DES PAMPRES	CH-1213 ONEX	SWITZERLAND		€8.90	1,011
OLIVIA ANDRIST	45 CHEMIN DE LA PRAIRIE	1296 COPPET	SWITZERLAND		€8.90	1,011
MARIE-CARMEN BILLEGAS	CA DE LA CAROLINE 4	1213 PETIT-LANCY	SWITZERLAND		€8.90	1,011
JEAN-DENIS BRAILLARD	34 ROUTE DES TATTES D'OIE	1260 NYON	SWITZERLAND		€8.90	505
CAROLINE CANDRIAN-MICHEL	26 CH PRE POITS	1246 CORSIER	SWITZERLAND		€8.90	505
MARIA-CHRISTINA DELL'OLIO	66 RTE DE LA GONE	1242 SALIGNY	SWITZERLAND		€8.90	478
NATACHA EBENER	RTE DU MANDEMENT 147	1242 SATIGNY	SWITZERLAND		€8.90	404
CHRISTOPHER FELDER	1 ROUTE DU CLOS	1197 PRANGINS	SWITZERLAND		€8.90	342
NELUM GOONATHILAKE	9 CHEMIN CESAR COURVOISIER	1290 VERSOIX	SWITZERLAND		€8.90	1,011
CAROLE VOGEL-RINGLI	CH D'EYSINS 20A	1760 NYON	SWITZERLAND		€8.90	505
MARCEL WALPEN	RUE DE LA DOLE 15	1203 GENEVE	SWITZERLAND		€8.90	808
YVES BURRUS	22 AVENUE WILLIAM FAVRE	1207 GENEVA	SWITZERLAND		€8.90	1,011
SIMON COLE	LA CONDEMINE	CH-1316 CHEVILLY	SWITZERLAND		€8.90	1,061
EDWIGE DE MEO	AVENUE DE L'AMANDOLIER 32	1208 GENEVE	SWITZERLAND		€8.90	530
MARKUS GNADINGER	ROUTE DE FONNEX 59	1296 COPPET	SWITZERLAND		€8.90	424
DECLAN MCADAMS	13 CH DU PRUNIER	1218 GRAND-SACONNEX	GENEVA	SWITZERLAND	€8.90	1,061
MARIE-CARMEN BILLEGAS	CA DE LA CAROLINE 4	1213 PETIT-LANCY	SWITZERLAND		€8.90	1,061
MICHELLE BORYSOWSKI CHLAIB	30 B CHEMIN DU MONT-BLANC	1223 COLOGNY	SWITZERLAND		€8.90	530
JEAN-DENIS BRAILLARD	34 ROUTE DES TATTES D'OIE	1260 NYON	SWITZERLAND		€8.90	424
CAROLINE CANDRIAN-MICHEL	26 CH PRE POITS	1246 CORSIER	SWITZERLAND		€8.90	530
IAIN K CORNES	EN OUSSIN	SUS PAQUIER 12	YENS 1169	SWITZERLAND	€8.90	482
ANNE-MARIE DE ZAN	126 ROUTE DE ST JULIEN	1228 PLAN-LES-QUOTES	SWITZERLAND		€8.90	1,061
NELUM GOONATHILAKE	9 CHEMIN CESAR COURVOISIER	1290 VERSOIX	SWITZERLAND		€8.90	424
MAURICE LECOMTE	7 CHEMIN DES CLOCHETONS	1004 LAUSANNE	SWITZERLAND		€8.90	530
						1,061
						28,192

Companies Registration Office

Annual Return

Sections 125, 127, 128 Companies Act, 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment)(No 2) Act 1999
Section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

CRO receipt date stamp

RECEIVED
2008 JUL 17 P 1:22
[illegible]ICE OF INTERNATIONAL CORPORATE FINANCE

Companies Acts, 1963 to 2003

Tick box if bond is attached ☐
note sixteen

Company Number 2 2 0 4 5

B1

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: Anglo Irish Bank Corporation Public Limited Company

Return made up to *note one*: Day 09 Month 02 Year 2008

If the return is made up to a date earlier than the existing ARD, do you wish to retain the anniversary of the existing ARD for next year? *note two* Yes ☐ No ☐

Financial Year *note three*: From Day 01 Month 10 Year 2006 To Day 30 Month 09 Year 2007

The company is claiming the exemption from audit in respect of the financial year covered by the accounts attached to this return. ☐

Registered Office *note four*: Stephen Court, 18/21 St Stephen's Green, Dublin 2, Ireland

Other Addresses *note five*

Address	Register(s)/documents held at this address
Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, ~~Dublin 18~~	Register of Members

Secretary *note six*

Surname	Former Surname *note seven*
Mercer	None

Forename *note six*	Former Forename *note seven*
Natasha Caulfield	None

Residential Address *note six*: 44 Belmont Avenue, Donnybrook, Dublin 4

Donations for Political Purposes *note eight*

Name of person or political party to whom donation was made	Value of donation € / _
None	

Presenter Details

Person to whom queries can be addressed

Name: Company Secretarial Dept
Address: Anglo Irish Bank Corporation plc, Stephen Court, 18/21 St Stephen's Green , Dublin 2, Ireland
DX Number: DX Exchange:
Telephone Number: 01 6162000 Fax Number:
Email: Reference Number:

Authorised share capital

note nine

Total

€/__ €242,000,000 & £50,000,000 & $50,000,000

made up as follows:

Class	Number of shares	Nominal value per share €/__
Ordinary	1,200,000,000	€0.16
Non-Cumulative Preference	50,000,000	€1.00
Non-Cumulative Preference	50,000,000	Stg£1.00
Non-Cumulative Preference	50,000,000	US$1.00

Issued share capital

(insert nominal values)

Total

€/__ €122,622,086.72 & £300,000

made up as follows:

Paid up on shares issued for cash	€/__ €119,990,588.80 & £300,000	
Considered paid on other shares	€/__ €2,631,497.92	
Total calls unpaid	€/__	(E)
Total not yet called	€/__	(F)

The sum of these figures must equal the total issued share capital.

Total standing to credit of Capital Conversion Reserve Fund *note ten* €/__

Shares issued

Consideration – all cash

Class	Number of shares	Total nominal value €/__	Total premium paid €/__	Total amount paid €/__
Ordinary	749,941,180	€119,990,588.50	€1,326,442,799.79	€1,446,433,388.29
Non-Cum Pref	300,000	£300,000	£299,097,000	£299,397,000
Totals	750,241,180 (A)			€1,446,433,388.29 & £299,397,000 (C)

Consideration – not all cash

Class	Number of shares	Total nominal value €/__	Total premium considered paid €/__	Total amount considered paid €/__
Ordinary	16,446,862	€2,631,497.92	€68,828,757.67	€71,460,255.59
Totals	16,446,862 (B)			€71,460,255.59 (D)

Totals

Total number of shares issued (A) + (B): 766,688,042

This total must agree with the total number of shares held by existing members as stated in the **List of past and present members** section of the return.

Total paid and unpaid and considered paid (C) + (D) + (E) + (F): €/__ €1,517,893,643.88 & £299,397,000

Other share/ debenture details

note eleven

None

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 20 08 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☑ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen		Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					

Total number held 766,688,042

The total number of shares held must agree with the total number of issued shares given in the **Shares issued** section (total of **(A)** plus **(B)**).

including shadow/alternate directors if any

Surname (note six)	Bradshaw	Former Surname (note seven)	None
Forename (note six)	Lar	Former Forename (note seven)	None
Date of Birth (Day / Month / Year)	17 / 07 / 1960	Irish Resident (note sixteen)	X
		Alternate Director (note seventeen)	
Residential Address (note six)	'Airlie', Church Road, Killiney, Dublin , Ireland		
Business Occupation	Non-Executive Director	Nationality	Irish
Other Directorships — Company (note eighteen)	See continuation sheet	Place on Incorporation (note nineteen)	
		Company Number	

Surname (note six)	Drumm	Former Surname (note seven)	None
Forename (note six)	David Kenneth	Former Forename (note seven)	None
Date of Birth (Day / Month / Year)	07 / 11 / 1966	Irish Resident (note sixteen)	X
		Alternate Director (note seventeen)	
Residential Address (note six)	20 ABINGTON, MALAHIDE, DUBLIN		
Business Occupation	Chief Executive Officer	Nationality	IRISH
Other Directorships — Company (note eighteen)	None	Place of Incorporation (note nineteen)	
		Company Number	

Surname (note six)	Drury	Former Surname (note seven)	None
Forename (note six)	Fintan Colm	Former Forename (note seven)	None
Date of Birth (Day / Month / Year)	09 / 06 / 1958	Irish Resident (note sixteen)	X
		Alternate Director (note seventeen)	
Residential Address (note six)	'Glenaphouca', Russian Village, Kilquade, Co Wicklow		
Business Occupation	Non Executive Director	Nationality	Irish
Other Directorships — Company (note eighteen)	See continuation sheet	Place of Incorporation (note nineteen)	
		Company Number	

Continued on next page

Directors
including shadow/ alternate directors if any

	Surname	Former Surname *note seven*
note six	Fitzpatrick	None
	Forename	Former Forename *note seven*
note six	Sean Patrick	None
Date of Birth	Day 21 Month 06 Year 1948	Irish Resident *note sixteen* X; Alternate Director *note seventeen*
Residential Address *note six*	Camaderry, Whitshed Road, Greystones, Co Wicklow	
Business Occupation	Non Executive Director	Nationality IRISH
	Company *note eighteen*	Place on Incorporation *note nineteen*; Company Number
Other Directorships	None	

	Surname	Former Surname *note seven*
note six	Harwerth	None
	Forename	Former Forename *note seven*
note six	Elizabeth Noel	None
Date of Birth	Day 16 Month 12 Year 1947	Irish Resident *note sixteen*; Alternate Director *note seventeen*
Residential Address *note six*	35-37 Grosvenor Square, Flat 39, London, W1K 2HN, England	
Business Occupation	Company Director	Nationality USA/UK
	Company *note eighteen*	Place of Incorporation *note nineteen*; Company Number
Other Directorships	None	

	Surname	Former Surname *note seven*
note six	Heraty	None
	Forename	Former Forename *note seven*
note six	Anne	None
Date of Birth	Day 24 Month 04 Year 1960	Irish Resident *note sixteen* X; Alternate Director *note seventeen*
Residential Address *note six*	2 Highfield Road, Rathgar, Dublin 6, Ireland	
Business Occupation	Company Director	Nationality Irish
	Company *note eighteen*	Place of Incorporation *note nineteen*; Company Number
Other Directorships	See continuation sheet	

Continued on next page

including shadow/ alternate directors if any

	Surname	Former Surname *note seven*
note six	Jacob	None
	Forename	**Former Forename** *note seven*
note six	Michael	None

Date of Birth: Day 06 Month 07 Year 1945 — Irish Resident *note sixteen* [X] — Alternate Director *note seventeen* [ ]

Residential Address *note six*: 'Greyfield', Newtownpark Avenue, Blackrock, Co Dublin

Business Occupation: Non Executive Director — Nationality: Irish

	Company *note eighteen*	Place on Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

	Surname	Former Surname *note seven*
note six	McAteer	None
	Forename	**Former Forename** *note seven*
note six	William Anthony	None

Date of Birth: Day 29 Month 10 Year 1950 — Irish Resident *note sixteen* [X] — Alternate Director *note seventeen* [ ]

Residential Address *note six*: 4 Auburn Villas, Rathgar, Dublin 6

Business Occupation: CHARTERED ACCOUNTANT — Nationality: IRISH

	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

	Surname	Former Surname *note seven*
note six	McGann	None
	Forename	**Former Forename** *note seven*
note six	Gary	None

Date of Birth: Day 25 Month 08 Year 1950 — Irish Resident *note sixteen* [X] — Alternate Director *note seventeen* [ ]

Residential Address *note six*: Cherryfield, Stonehouse, Donnybrook, Dublin 4

Business Occupation: Non Executive Director — Nationality: Irish

	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

Continued on next page

including shadow/ alternate directors if any

	Surname	Former Surname *note seven*
note six	Quilligan	None
	Forename	**Former Forename** *note seven*
note six	Declan	None

Date of Birth: Day 24 Month 07 Year 1963 — Irish Resident *note sixteen* [X] — Alternate Director *note seventeen* [ ]

Residential Address *note six*: Wetherby Studio, 1 Wetherby Place, London, SW7 4NU

Business Occupation: Company Director — Nationality: Irish

Other Directorships	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
	None		

	Surname	Former Surname *note seven*
note six	Sullivan	None
	Forename	**Former Forename** *note seven*
note six	Edmond Francis	None

Date of Birth: Day 08 Month 05 Year 1948 — Irish Resident *note sixteen* [X] — Alternate Director *note seventeen* [ ]

Residential Address *note six*: Locnamon House, Sion Road, Kilkenny

Business Occupation: Company Director — Nationality: Irish

Other Directorships	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
	See continuation sheet		

	Surname	Former Surname *note seven*
note six	Whelan	None
	Forename	**Former Forename** *note seven*
note six	Patrick	None

Date of Birth: Day 17 Month 04 Year 1962 — Irish Resident *note sixteen* [X] — Alternate Director *note seventeen* [ ]

Residential Address *note six*: "Rachra", Coast Road, Malahide, Co Dublin

Business Occupation: Banker — Nationality: Irish

Other Directorships	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
	See continuation sheet		

Certification

note twenty

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)

- The company is not a private company. [ ]
- The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. [ ]
- The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. [ ]

Signed [signature] Director [signature] Secretary

Name in bold capitals or typescript: WILLIAM MC ATEER — Natasha Caulfield Mercer

NOTES ON COMPLETION OF FORM B1

These notes should be read in conjunction with the relevant legislation.

General This form must be completed correctly, in full and in accordance with the following notes. Every section of the form must be completed. Where "not applicable", "nil" or "none" is appropriate, please state. Where € / _ appear, please insert/ delete as appropriate. Where /_ applies, give the relevant currency, if not euro. Where the space provided on Form B1 is considered inadequate, the information should be presented on a continuation sheet in the same format as the relevant section in the form. The use of a continuation sheet must be so indicated in the relevant section.

Note one A company is required to file with this return any returns that may be outstanding in respect of previous years. There must be no gap between the effective date of the previous year's return (if applicable) and the period covered by this return. Pursuant to s127 Companies Act 1963, a company's return must be made up to a date not later than its Annual Return Date (ARD). However, a new company filing its first return post-incorporation must make that return up to its ARD.The return must be filed with the Registrar within 28 days of the company's ARD, or, where the return has been made up to a date earlier than the company's ARD, within 28 days of that earlier date. S127 sets out the manner in which a company's ARD is determined and in which it may be altered. There are severe penalties for late filing of the return. *Returns made up to a date prior to 1 March 2002:* If this form is being used to file such a return, the return ought to be made up to the date which was 14 days after the company's AGM for the year in question and was required to have been delivered to the CRO within 60 days of the AGM. All other notes are also applicable to such returns. The late filing penalty will be charged in respect of any such return.

Note two This section must be completed if this return is being made up to a date earlier than the company's existing ARD. Where the company elects to retain the anniversary of its existing ARD for next year, the "Yes" box must be ticked. Where it elects that its ARD in the following year will be the anniversary of the date to which this return is made up, the "No" box must be ticked. If neither box is ticked, the form will be returned for correction. This section does not apply to a new company filing its first return post-incorporation.

Note three (i) If the return is filed with Form B73, or it is the first return of a company incorporated since 1 March 2002, no accounts need be attached and financial year details are not required. Otherwise, give the date of the commencement and completion of the financial year covered by the accounts presented or to be presented to the AGM of the company for that year. Pursuant to s7(1A) Companies (Amendment) Act 1986 (inserted by s64 Company Law Enforcement Act 2001), the accounts must be made up to a date **not earlier by more than nine months** than the date to which the return is made up. In the case of the first return since the company's incorporation, the period since incorporation is required to be covered by the accounts. In any other case, the accounts are required to cover the period since the last set of accounts filed with the CRO.

(ii) Certain unlimited companies **are** required to prepare accounts and annex them to Form B1: Unlimited companies and partnerships where all the members, who **do not** have a limit on their liabilities, are companies limited by shares or guarantee, or their equivalent if not covered by the laws of the State, or a combination of these undertakings; unlimited companies and partnerships where **all** the members, who **do not** have a limit on their liabilities, are themselves unlimited companies or partnerships of the type aforementioned that are governed by the laws of the State or equivalent bodies governed by the laws of an EU Member State or combinations of these undertakings. Unlimited companies which do not come under either of these categories do not have to file accounts nor give details of their financial year.

(iii) To avail of an audit exemption, certain conditions must be satisfied. For further information see CRO Information Leaflet No. 10.

(iv) Private unlimited companies, private not-for-profit companies and certain companies with charitable objects, while exempt from annexing accounts to Form B1, are required by section 128(6B) Companies Act 1963 to annex a special auditor's report to Form B1.

Note four Give the address at the date of this return. Any change of registered office must be notified to the CRO. Form B2 ought to be used for this purpose.

Note five If not kept at the registered office, state the address(es) where the register of members, register of debenture holders, and register of directors' and secretary's interests in shares and debentures of the company are kept, and where copies of directors' service contracts/memoranda of same (if applicable) are retained. Where the records are retained at an accessible website, the CRO should be notified of the relevant website address.

Note six Insert the full name (initials will not suffice) and usual residential address. Where the secretary is a body corporate, its company name and registered office must be stated. Where the secretary is a firm, and all the partners are joint secretaries of the company, the name and principal office of the firm will be accepted.

Note seven Any former forename and surname must also be stated. This does not include (a) in the case of a person usually known by a title different from his surname, the name by which he was known previous to the adoption of or succession to the title; or (b) in the case of any person, a former forename or surname where that name or surname was changed or disused before the person bearing the name attained age 18 years or has been changed or disused for a period of not less than 20 years; or (c) in the case of a married woman, the name or surname by which she was known prior to the marriage.

Note eight S26 Electoral Act 1997 requires details of contributions for political purposes, in excess of €5,079 **in the aggregate**, to any political party, member of the Dáil or Seanad, MEP or candidate in any Dáil, Seanad or European election, made by the company in the year to which the annual return relates (i.e. the period since the effective date of the previous year's annual return, up to and including the effective date of the current return), to be declared in the annual return and directors' report of the company in respect of that year. The particulars must be sufficient to identify the value of each such donation and the person to whom the donation was made. A wide definition of donation is set out in s22/s46 of the 1997 Act and includes services supplied without charge, a donation of property or goods, or the free use of same.

Note nine Where a company has converted any of its shares into stock, then, where appropriate, the references to shares shall be taken as references to stock and references to number of shares shall be taken as references to amount of stock. The second page does **not** apply to a guarantee company without a share capital.

Note ten Insert, where applicable. (If share capital has been renominalised pursuant to s26 Economic and Monetary Union Act 1998 and there has been a decrease in the whole or part of the authorised and issued share capital or in a class of shares as a result of the renominalisation (26(4)(a).)

Note eleven Details of shares forfeited, shares/debentures issued at a discount, or on which a commission was paid including share class, number of shares and amounts in each case.

Note twelve A full list is required with all returns. However, this requirement does not apply to a guarantee company without a share capital. Where joint shareholders exist, name either all joint shareholders or the first shareholder and "Another".

Note thirteen Where there are more than seven shareholders, the list should be given on a continuation sheet in alphabetical order.

Note fourteen Give the total number of shares held by each member.

Note fifteen Applicable to private companies only. Furnish particulars of shares transferred, the date of registration of each transfer and the number of shares transferred on each date since the date of the last return, or in the case of the first return, of the incorporation of the company, by persons who are still members and persons who have ceased to be members.

Note sixteen Every company must have at least one full-time Irish resident director or a bond or certificate in place pursuant to s43(3) and s44 Companies (Amendment)(No.2) Act 1999. Note that an Irish resident alternate director is not sufficient for the purposes of s43. Place a tick in the "Irish resident" box if the director is resident in the State in accordance with s43 of the 1999 Act as defined by s44(8) and (9) of that Act. If no full-time director is so resident and no certificate has been granted, a valid bond must be furnished with the return, unless same has already been delivered to the CRO on behalf of the company. (Please note that "Irish resident" means resident in the Republic of Ireland.) For further information see CRO Information Leaflet No. 17.

Note seventeen Please tick the box if the director is an alternate (substitute) director. If the company's articles so permit and subject to compliance with those articles, a director may appoint a person to be an alternate director on his/her behalf. The appointment of any person to act as director is notifiable by a company to the CRO, regardless of how the appointment is described. The company is statutorily obliged to notify the CRO of the addition to and removal of each person from its register. In the event that a full-time director who has appointed an alternate director ceases to act as director, the company is required to notify the CRO of the termination of appointment of the full-time director and of his/ her alternate. Note: The CRO accepts no responsibility for maintaining the link between a full-time director and his/ her alternate.

Note eighteen Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for bodies (a) of which the person has not been a director at any time during the past ten years; (b) of which the company is (or was at the relevant time) a wholly owned subsidiary; or (c) which are (or were at the relevant time) wholly owned subsidiaries of the company. Pursuant to s45(1) Companies (Amendment)(No.2) Act 1999, a person shall not at a particular time be a director of more than 25 companies. However, under s45(3), certain directorships are not reckoned for the purposes of s45(1).

Note nineteen Place of incorporation if outside the State.

Note twenty Tick the relevant box(es).

Checklist of documents annexed

Balance Sheet S 128 Companies Act 1963 (CA 63); S7 & S18 Companies (Amendment) Act 1986 (CAA 86) ☐

Profit and Loss Account S7 and S18 CAA 86 ☐

Notes to the Accounts Schedule of CAA 86 (refer specifically to s12 for notes required in the case of small / medium sized businesses) ☐

Directors' Report S128 CA 63; S7 & S18 CAA 86 ☐

Auditor's Report S128 CA 63; S7 & S18 CAA 86 ☐

Special Auditor's Report Duly certified by a director and secretary to be a true copy of the report S128(6B) CA 63 ☐

Overall Certification The Acts require that the balance sheet, profit and loss account, directors' report and auditor's report be certified by both director and secretary to be a true copy as laid or to be laid before the A.G.M. or sent to the sole member in accordance with the single member private limited company regulations. In the case of full accounts, an overall certification will be sufficient. ☐

Guarantee by parent undertaking of the liabilities of subsidiary undertaking S17 CAA 86 as amended ☐

Declaration of consent by shareholders of subsidiary to exemption S17 CAA 86 as amended ☐

Notification to shareholders of Guarantee S17 CAA 86 as amended ☐

Note stating company has availed of exemptions in s17 CAA 86 as amended ☐

Accounting documents

Reg 39 E.C. (Companies: Group Accounts) Regulations 1992 ☐

Reg 7 E.C. (Credit Institutions: Accounts) Regulations 1992 ☐

Reg 7 E.C. (Accounts) Regulations 1993 ☐

Regs 5, 17 E.C. (Insurance Undertakings: Accounts) Regulations 1996 ☐

Section 43 Bond *See note sixteen above.* ☐

Form B73 Nomination of a new ARD ☐

Further Information

Professional Advice If you have a problem completing this annual return, and in particular are unclear of the requirements pertaining to a company's ARD, you should consult your professional adviser.

Change in Details Where applicable, the particulars given on Form B1 must accord with the particulars contained in the documentation already delivered to the CRO. The most common forms used to notify the CRO of any changes to the company details are:

B2	Notice of change in the situation of the registered office
B3	Notice of places where register of members, register of debenture holders, register of directors' and secretary's interests in shares and debentures, and directors' service contracts/ memoranda are kept
B4 / G1	Notice of increase in authorised capital
B5	Return of allotments (increase in issued share capital)
B10	Notice of change of directors or secretaries or in their particulars

CRO Address When you have completed and signed the form, please send with the prescribed fee to the Registrar of Companies at:
Parnell House, 14 Parnell Square, Dublin 1 - DX 145001 Parnell House

Please *carefully* study the explanatory notes overleaf. A Form B1 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO pursuant to section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001). Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed to have never been delivered to the CRO.

FURTHER INFORMATION ON COMPLETION OF FORM B1, INCLUDING THE PRESCRIBED FEE, IS AVAILABLE FROM www.cro.ie OR BY E-MAIL info@cro.ie

LIST OF DIRECTORSHIPS

of

ANNE HERATY

Name of Company	Country of Incorporation	Company Number
Current Directorships:		
Anglo Irish Bank Corporation plc	Ireland	22045
Multiflex Limited	Ireland	30380
Computer Placement Limited	Ireland	156852
Kate Cowhig International	Ireland	165691
Recruitment Limited	Ireland	165691
The Irish Stock Exchange Limited	Ireland	233947
CPL Solutions Limited	Ireland	241247
Careers Register Limited	Ireland	243339
Allied Nurses Agency Limited	Ireland	260344
CPL Resources plc	Ireland	287278
Tech Skills Resources Limited	Ireland	287279
Bord na Mona plc	Ireland	297717
Medical Recruitment Specialists Limited	Ireland	327484
Northside Recruitment Services Limited	Ireland	331895
Nursefinders UK Limited	United Kingdom	4090459
Past Directorships:		
Team Educational Theatre Limited	Ireland	57487
The Irish Brain Research Foundation	Ireland	113284
Broadreach Consultancy Services Limited	Ireland	398644
Occipital Limited	Ireland	400182

LIST OF DIRECTORSHIPS

of

DAVID DRUMM

Name of Company	Country of Incorporation	Company Number
Current Directorships:		
Anglo Irish Bank Corporation plc	Ireland	22045
Past Directorships:		
Landmark Homes Limited (resigned 26/5/2004)	Ireland	183405

LIST OF DIRECTORSHIPS

of

DECLAN QUILLIGAN

Name of Company	Country of Incorporation	Company Number
Current Directorships:		
Anglo Irish Bank Corporation plc	Ireland	22045
Anglo Irish Asset Finance plc	England	3091082
Anglo Irish Property Lending Limited	England	3504721
CDB (UK) Limited	England	1776304

LIST OF DIRECTORSHIPS

of

FINTAN DRURY

Name of Company	Country of Incorporation	Company Number
Current Directorships:		
Anglo Irish Bank Corporation plc	Ireland	22045
Paddy Power plc	Ireland	16956
Platinum One Limited	Ireland	196067
Compupharma Limited	Ireland	278326
Cappagrove Limited	Ireland	297411
Global Venues Limited	Ireland	407227
Past Directorships:		
Andy Black Poker Limited (Dissolved 16/11/2007)	Ireland	413916
The Sage Media Group Limited	Ireland	323060
DEA Limited	Ireland	312953
ESRAS Films Limited	Ireland	261074
Drury Communications Limited	Ireland	139459
Drury Sports Management Limited	Ireland	196067
Truro Limited	Ireland	315508
Maynooth University Foundation Limited	Ireland	308957
Drury Communications (Northern Ireland) Limited	Ireland	NI30180

LIST OF DIRECTORSHIPS

of

GARY McGANN

Name of Company	Country of Incorporation	Company Number
Current Directorships:		
Anglo Irish Bank Corporation plc	Ireland	22045
AON MacDonagh Boland Group Limited	Ireland	46806
Iona Print Limited	Ireland	39529
Smurfit Kappa Corporation Limited	Ireland	357957
Smurfit Kappa Acquisitions	Ireland	358039
Smurfit Kappa Group plc	Ireland	433527
Smurfit Kappa Funding plc	Ireland	357958
Smurfit Kappa Holdings plc	Ireland	380541
Smurfit Kappa Investments Limited	Ireland	380620
Smurfit Kappa Services Limited	Ireland	88814
Lithographic Web Press Limited	Ireland	370564
Smurfit Kappa Packaging Limited	Ireland	8610
Smurfit Kappa Ireland Pension Trustees Limited	Ireland	212805
Dublin Airport Authority plc	Ireland	9401
United Drug plc	Ireland	12244
Balcuik Limited	Ireland	306274
Tysan Investments Limited	Ireland	398256
Atrium Property Developments Limited	Ireland	259534
Smurfit Kappa Group Pension Trustees Limited	Ireland	38206
Carton de Columbia S.A.	Columbia	
Carton de Venezuela S.A.	Venezuela	
Kappa Beheer B.V.	The Netherlands	
Kappa Holdings B.V.	The Netherlands	
Kappa Packaging International B.V.	The Netherlands	
Kappa Packaging Nederland B.V.	The Netherlands	
Kappa Packaging Nederland Holding B.V.	The Netherlands	
Smurfit Kappa B.V.	The Netherlands	
Smurfit Kappa Packaging UK Limited	England	
Compania Hispano Irlandesa D'Aviacion S.A.	Spain	
Past Directorships:		
Beech Hill Pension Trustees Limited (Resigned 09/05/2003)	Ireland	87870
Belgray Holdings (Resigned 21/02/2000)	Ireland	55866
Belguard Insurance Ltd (Resigned 21/02/2000)	Bermuda	
Bessilton Holdings Ltd (Resigned 21/02/2000)	Gibraltar	
Borden Properties Ltd (Resigned 21/02/2000)	Gibraltar	

Fibras Ltd (Resigned (21/02/2000)	Bermuda	
Gillridge Holdings Ltd (21/02/2000)	Gibraltar	
Iona Print Limited (21/02/2000)	Ireland	39529
L.A. Services Ltd (21/02/2000)	Bermuda	
Leefund-Asco Printers Holdings Ltd (Resigned 29/07/2003)	Bermuda	
Masser Waterford Ironfounders plc (Resigned 19/12/2000)	Ireland	15529
S.A. Services Ltd (Resigned 21/02/2000)	Bermuda	
S.C. Ltd (Resigned 21/02/2000)	Bermuda	
S.G.H. Ltd (Resigned 21/02/2000)	Gibraltar	
S. I. Holdings Ltd (Resigned 21/02/2000)	Bermuda	
S.M. Finance Ltd (Resigned 21/02/2000)	Bermuda	
Sandlee Investments Ltd (Resigned 21/02/2000)	Bermuda	
Smurfit Kappa Treasury (Resigned 21/02/2000)	Ireland	177324
Smurfit Kappa Treasury Funding Limited (Resigned 21/02/2000)	Ireland	239631
Smurfit Kappa Leasing (Resigned 21/02/2000)	Ireland	224165
Smurfit Kappa Ireland Limited (Resigned 13/06/2003)	Ireland	2263
Smurfit Communications (GB) Limited (Resigned 31/07/2003)	England	964972
Smurfit Finance Limited (Resigned 19/08/1999)	Ireland	65808
Smurfit International B.V. (Resigned 29/11/2000)	The Netherlands	
Smurfit International Limited (Resigned 21/02/2000)	Ireland	45909
Smurfit Investments (Ireland) Limited (Resigned 19/11/1998)	Ireland	32153
Smurfit Securities Limited (Resigned 21/02/2000)	Ireland	89952
Smurfit-MBI (Resigned 31/03/2003)	Canada	
The Kildare Hotel & Country Club Limited (Resigned 15/06/2003)	Ireland	139531
The K Club Limited (Resigned 13/06/2003)	Ireland	139531
Irish America Inc. (Resigned 14/05/2003)	US	
Irish Tribune Inc. (Resigned 14/05/2003)	US	
Duropack AG (Resigned 06/06/2007)	Austria	
Trinmills Limited (Resigned 21/02/2000)	Bermuda	
Wilshaw Investments Limited (Resigned 21/02/2000)	Gibraltar	
Cardiac Surgical Foundation (Resigned 24/01/2000)	Ireland	209646
E.Smart Limited (Resigned 02/09/2002)	Ireland	240676
Team Aer Lingus Limited	Ireland	151664

LIST OF DIRECTORSHIPS

of

LAR BRADSHAW

Name of Company	Country of Incorporation	Company Number
Current Directorships:		
Anglo Irish Bank Corporation plc	Ireland	22045
Aras Slainte Limited	Ireland	350611
Project Orbis (Ireland) Limited	Ireland	411144
Clearpower Limited	Ireland	317158
Equity Expansion Limited	Ireland	420154
Statefirst (Ireland) Limited	Ireland	414384
Stidel Nominees Limited	Ireland	428023
Vahalla Limited	Ireland	419221
Vocalcom Limited	Ireland	428024
Helix Health Limited	Ireland	126018
Helix Health Group Limited	Ireland	429560
Cove Capital Partners Limited	Ireland	439005
Great Irish Pubs Florida, Inc.	United States	
Past Directorships:		
Dublin Docklands Developments Authority	Ireland	

LIST OF DIRECTORSHIPS

of

MICHAEL JACOB

Name of Company	Country of Incorporation	Company Number
Current Directorships:		
Anglo Irish Bank Corporation plc	Ireland	22045
Reox Holdings Plc	Ireland	417941
SIAC Holdings Limited	Ireland	397056
Lett Group Limited	Ireland	140153
Lett & Co., Limited	Ireland	19125
Business Electronic Equipment Limited	Ireland	38222
The Alfred Beit Foundation	Ireland	54656
Healy Manufacturing Limited	Ireland	140265
Healy Group Limited	Ireland	140590
Dolmen Securities Limited	Ireland	224389
Tungusta Limited	Ireland	276718
Irish Country Meats (Sheepmeat)	Ireland	318074
Slaney Foods	Ireland	322364
Slaney Foods International	Ireland	322365
Wheelhouse Energy Limited	Ireland	383491
Qtel Nominees Limited	Ireland	432080
Past Directorships:		
I.P.L.G. Limited (Dissolved 26/3/1999)	Ireland	126323
Paratus Limited (Dissolved 13/5/2005)	Ireland	357491
Dublin District Milk Board	Ireland	
Guaranteed Irish Limited	Ireland	99874
Skibbereen Fish Co. Limited	Ireland	178526
Friends of the National Gallery of Ireland	Ireland	114017
FAS	Ireland	
Celtic Seafoods Limited	Ireland	103202
Lacaze Limited	Ireland	202250
Premier Leisure Limited	Ireland	216469
Borsatec Limited	Ireland	200061
Errigal Eisc Teoranta	Ireland	140213
CHP Supply Limited (Resigned 12/01/08)	Ireland	349108
Freshland Foods Limited (Liquidated 12/11/2006)	Ireland	172058

LIST OF DIRECTORSHIPS

of

EDMOND FRANCIS SULLIVAN

Name of Company	Country of Incorporation	Company Number
Current Directorships:		
Anglo Irish Bank Corporation plc	Ireland	22045
Greencore Group plc	Ireland	170116
McInerney Holdings plc	Ireland	253811
Past Directorships:		
Gaisce – Gradam An Uachtarain – The President's Award (Resigned 8/1/2005)	Ireland	251020
Datong Company (Resigned 29/11/2000)	Ireland	212600
Glanbia plc (07/012/2001)	Ireland	129933
Glanbia Co-operative Society Limited (Resigned 29/6/01)	Ireland	4828R
Glanbia Financial Services (Resigned 29/6/2001)	Ireland	221989
Glanbia Foods Society Limited (Resigned 29/06/2001)	Ireland	4964R
Glanbia Ingredients Society Limited (Resigned 29/06/2001)	Ireland	4463R
Ingredientsnet.com (Holdings) Limited (Resigned 29/06/2001)	Ireland	323104
Ingredientsnet.com Limited (Resigned 29/06/2001)	Ireland	319872
Thomas McDonogh & Sons Limited Resigned 27/1/2005)	Ireland	7832
Spectel Limited (Resigned 4/10/2004)	Ireland	76546
Common Purpose (Ireland) Limited (Resigned 30/11/2006)	Ireland	245649
International Distillers (India) Ltd (Resigned 18/03/1998)	India	11-80795
International Distillers &Vintners Middle East Sal (Resigned 02/11/1998)	Lebanon	469
International Distillers Korea Co Ltd (Resigned 27/05/1998)	South Korea	
International Distillers Philippines Inc. (Resigned 30/06/1998)	Philippines	146920
R & J Emmet (USA), Inc.	USA	

(Resigned 30/06/1998)		
Schmid & Gassier SA (Resigned 18/3/19998)	Switzerland	
Sileno Sociedade Distribution de Bebidas Limitada (Resigned 30/06/1998)	Portugal	500247803
Swift & Moore Pty Ltd (Resigned 30/06/1998)	Australia	000064086
United Distillers & Vintners (HP) Ltd (Resigned 30/06/1998)	England	507652
United Distillers & Vintners S.A. (Resigned 18/03/1998)	Switzerland	2393

LIST OF DIRECTORSHIPS

of

NOEL HARWERTH

Name of Company	Country of Incorporation	Company Number
Current Directorships:		
Anglo Irish Bank Corporation plc	Ireland	22045
Metronet Rail BCV Limited	United Kingdom	03923496
International Tax and Investment Center	United Kingdom	FC019213
Metronet Rail SSL Limited	United Kingdom	03923484
Tube Lines Limited	United Kingdom	03923425
Sumitomo Mitsui Banking Corporation Europe Limited	United Kingdom	04684034
Royal & Sun Alliance Insurance Group plc	United Kingdom	02339826
The Corporate Services Group plc	United Kingdom	00490212
Logicacmg plc	United Kingdom	01631639
Past Directorships:		
Cit Vendor Finance (UK) Limited (Resigned 31/07/2003)	United Kingdom	03088213
Citicorp International Securities Limited (Resigned 11/09/2003)	United Kingdom	01050289
Citicorp International Securities Finance Limited (Resigned 11/09/2003)	United Kingdom	01802575
Citibank Investments Limited (Resigned 30/09/2003)	United Kingdom	01911126
Corus Group Limited (Resigned 23/04/2007)	United Kingdom	03811373

LIST OF DIRECTORSHIPS

OF

PAT WHELAN

Name of Company	Country of Incorporation	Company Number
Current Directorships:-		
Anglo Irish Bank Corporation plc	Ireland	22045
Anglo Irish Nominees Limited*	Ireland	170178
Anglo Irish Bank Limited*	Ireland	21795
Anglo-Irish Bank (Nominees) Limited*	Ireland	44430
Anglo Irish International Finance*	Ireland	104412
Anglo Irish Bank ESOP Limited*	Ireland	312112
Anglo Irish International Financial Services Limited*	Ireland	167368
Anglo Irish Capital Partners Limited*	Ireland	369677
Anglo Irish Corporate Bank Limited*	Ireland	79914
Anglo Irish Financial Services Limited*	Ireland	138992
Ansbacher Bankers Limited*	Ireland	13234
Buyway Group Limited*	Ireland	22768
C.F. Limited*	Ireland	58312
Fitzwilliam Leasing Limited*	Ireland	34273
Geranth Limited*	Ireland	22732
IBOC Limited*	Ireland	17042
Irish Buyway Limited*	Ireland	11452
Pagnol Limited*	Ireland	176619
Pegasus Nominees Limited*	Ireland	16086
Sparta Financial Services*	Ireland	364614
Aragone Financial Services Limited*	Ireland	369222
Tincorra Investments Limited*	Ireland	342919
Modify 5 Limited*	Ireland	64851
Knightsdale Limited*	Ireland	225888
Past Directorships:-		
Charon Tomson Interiors Limited	Ireland	199936

* The companies marked with an asterix are related and should count as only one directorship pursuant to Section 45(3) of the Companies (Amendment) (No. 2) Act, 1999.

LIST OF DIRECTORSHIPS

SEAN PATRICK FITZPATRICK

Current Directorships:

Name of Company	Country of Incorporation	Registration Number
Anglo Irish Bank Corporation plc	Ireland	22045
Smurfit Kappa plc	Ireland	433527
Experian Group Limited	Jersey	905565
Aer Lingus Group Public Limited	Ireland	211168
Aer Lingus Limited	Ireland	9215
Greencore Group Plc	Ireland	170116
The Lithographic Group Limited	Ireland	42702
Winstone Publishing Limited	Ireland	127175
Visitor Publications Limited	Ireland	130197
Solitude Limited	Ireland	224561
Lithographic Finance	Ireland	163562
Mac Communications Limited	Ireland	125910
Lithographic Web Press Limited	Ireland	370564
Business in The Community Limited	Ireland	338442
Foilseachn Na Rosann Teoranta	Ireland	121505
LUL Consulting Limited	Ireland	402486
The Philippe Fund Plc	Ireland	358015
Anglo Irish Finance Ltd	England	2826354
Gartmore Irish Growth Fund plc	England	03031629
Gartmore Limited Issue Growth Fund Limited	England	
Anglo Irish Bank (Austria) A.G	Austria	
AIBC Holding AG	Austria	

Past Directorships:

Name of Company	Country of Incorporation	Registration Number
Dublin Dockland Development Authority	Ireland	
Duneast Limited	Ireland	160281
Santain Developments Limited	Ireland	11804
Singer & Friedlander Investment Funds plc ***(Dissolved)***	Ireland	198539
Singer & Friedlander "Roll-Up" Funds plc ***(Dissolved)***	Ireland	245116
Singer & Friedlander Total Asset Management Ltd.	Ireland	197271
Singer & Friedlander High Income Fund plc ***(Dissolved)***	Ireland	307557
Anglo Irish Asset Finance plc	England	297727
Anglo Irish Leasing Ltd	England	1794033

CDB Investment Ltd	England	1013923
CDB (U.K.) Ltd	England	1776304
Finance 2000	England	2410530
IFT Nominees Ltd	England	1906529
Industrial Funding Trust	England	2449706
Sutherland Finance and Leasing plc	England	2369548
Irbanco Nominees Ltd ***(Dissolved)***	Ireland	59060
Kesdale Freight Ltd ***(Dissolved)***	Ireland	158148
Modify 1 Ltd ***(Dissolved)***	Ireland	104088
Modify 3 Ltd***(.Dissolved)***	Ireland	149704
Modify 6 Ltd***(.Dissolved)***	Ireland	55175
Modify 7 Ltd***(Dissolved)***	Ireland	152001
Modify 8 Ltd***(Dissolved***	Ireland	43667
Modify 9 Ltd***(Dissolved)***	Ireland	23369
Anglo Irish Assurance Company Ltd	Ireland	336075
Anglo Irish Asset Management Ltd	Ireland	104923
Anglo Irish Nominees Limited	Ireland	170178
Anglo Irish Bank Limited	Ireland	21795
Anglo-Irish Bank (Nominees) Ltd	Ireland	44430
Anglo Irish International Finance	Ireland	104412
Anglo Irish Bank ESOP Limited	Ireland	312112
Anglo Irish Financial Services Ltd	Ireland	138992
Anglo Irish International Financial Services Limited	Ireland	167368
Ansbacher Bankers Limited	Ireland	13234
Buyway Group Limited	Ireland	22768
C.F Limited	Ireland	58312
Fitzwilliam Leasing Limited	Ireland	34273
Geranth Limited	Ireland	22732
IBOC Limited	Ireland	17042
Irish Buyway Limited	Ireland	11452
Modify 5 Limited	Ireland	64851
Pagnol Limited	Ireland	176619
Pegasus Nominees Limited	Ireland	16086
Aragone Financial Services Limited	Ireland	369222
Anglo Irish Corporate Bank Limited	Ireland	79914
Sparta Financial Services	Ireland	364614
S&T Fitzpatrick	Ireland	355723
Glenfort Limited ***(Dissolved)***	Ireland	78267
Block Finance Limited ***(Dissolved)***	Ireland	16093
National Investment Trust Limited ***Dissolved)***	Ireland	17626
Enterprise Investment Company Limited ***(Dissolved)***	Ireland	19667
Phoenix Finance Trust Limited ***(Dissolved)***	Ireland	22306
Reliance Credit Company Limited ***(Dissolved)***	Ireland	47513
Lindesfarne Investments Limited ***(Dissolved)***	Ireland	47513
Pampa Investments ***(Dissolved)***	Ireland	89648
Farmington Investments ***(Dissolved)***	Ireland	89651

Masnoon Limited ***(Dissolved)***	Ireland	131344
Kesdale Freight Limited ***(Dissolved)***	Ireland	158148
Santella Limited ***(Dissolved)***	Ireland	181951
Dunside Holdings Limited ***(Dissolved)***	Ireland	239492
Platinum One Limited	Ireland	196067

LIST OF DIRECTORSHIPS

of

WILLIAM McATEER

Name of Company	Country of Incorporation	Company Number
Current Directorships:		
Anglo Irish Bank Corporation plc	Ireland	22045
Anglo Irish Capital Partners Limited*	Ireland	369677
Anglo Irish Assurance Company Limited*	Ireland	336075
Anglo Irish Asset Management Limited*	Ireland	104923
Anglo Irish Nominees Limited*	Ireland	170178
Anglo Irish Bank Limited*	Ireland	21795
Anglo-Irish Bank (Nominees) Limited*	Ireland	44430
Anglo Irish International Finance*	Ireland	104412
Anglo Irish Bank ESOP Limited*	Ireland	312112
Anglo Irish Financial Services Limited*	Ireland	138992
Anglo Irish International Financial Services Limited*	Ireland	167368
Ansbacher Bankers Limited*	Ireland	13234
Buyway Group Limited*	Ireland	22768
C.F. Limited*	Ireland	58312
Fitzwilliam Leasing Limited*	Ireland	34273
Geranth Limited*	Ireland	22732
IBOC Limited*	Ireland	17042
Irish Buyway Limited*	Ireland	11452
Modify 5 Limited*	Ireland	64851
Pagnol Limited*	Ireland	176619
Pegasus Nominees Limited*	Ireland	16086
Gertonabbey Limited*	Ireland	294559
Knightsdale Limited*	Ireland	225888
Aragone Financial Services Limited*	Ireland	369222
Anglo Irish Corporate Bank Limited*	Ireland	79914
Tincorra Investments Limited*	Ireland	342919
Tuscanan Limited*	Ireland	220956
Sparta Financial Services*	Ireland	364614
Cluny Limited	Ireland	289133
Fastrock Holding Company	Ireland	226281
Hellerup Finance Limited	Ireland	175652
Volkswagen Insurance Company Limited	Ireland	182332
Sangeno Limited	Ireland	276884

* The companies marked with an asterix are related and should count as only one directorship pursuant to Section 45(3) of the Companies (Amendment) (No. 2) Act, 1999.

Past Directorships:

Bulworth Limited (Dissolved 23/11/2006)	Ireland	303469
Credit Institutions Ombudsman of Ireland Limited (Resigned 27/11/1999)	Ireland	166320
Tyco International Finance Ireland (Resigned 21/10/1998)	Ireland	220839
Bouquet Limited	Ireland	255935
Buyway South Block Limited	Ireland	382542
Collington Limited (Resigned 26/6/07)	Ireland	402536

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN.
DUBLIN 2.
Contact Person:
Ken Faulkner
616 2000



B10 Submission Number: 5981575
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK
CORPORATION PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
O'Brien Road
Carlow

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Natasha Mercer

Signature

Date 1/7/2008

Legal references:

Collective Citation:
Companies Acts. 1963 to 2006

Attachments: Nil

There is no fee required for this submission



B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect	26 June 2008

Company details

Company number	22045
Company name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event	Commencement of relationship
Type of relationship	Director

Particulars of director / secretary (1)

1 Commencement of relationship Director

Type of entity	Irish resident individual

Individual details

Surname	O'Connor
Forename	Donal Martin
Country of nationality	IRELAND
Date of birth	13 November 1950
Business occupation	CHARTERED ACCOUNTANT
Address	Cnocnagaoithe Barnaslingan Lane Kilternan Co. Dublin Attached a list of other directorships to the Verification Document



Particulars of persons verifying the contents of the form

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of the statutory Form B10.

Details of Person(s) who are certifying that the information provided is correct

Type of Signature	Signature as Secretary
Type of entity	Irish resident individual

Individual details

Surname	Mercer
Forename	Natasha

Particulars of the presenter

Reference

Reference Number	KF10

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	kenfaulkner@angloirishbank.ie
Telephone number	616 2000
Fax number	616 2456

Legal references

Collective Citation:
Companies Acts, 1963 to 2006

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51



B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect | 27 June 2008

Company details

Company number | 22045
Company name | ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event | Termination of relationship
Type of relationship | Director

Particulars of director / secretary (1)

1 Termination of relationship Director

Type of entity | Irish resident individual

Individual details

Surname | Drury
Forename | Fintan

Particulars of persons verifying the contents of the form

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of the statutory Form B10.

Details of Person(s) who are certifying that the information provided is correct

Type of Signature | Signature as Secretary
Type of entity | Irish resident individual

Individual details

Surname | Mercer
Forename | Natasha

Particulars of the presenter

Reference

Reference Number	KF10

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	kenfaulkner@angloirishbank.ie
Telephone number	616 2000
Fax number	616 2456

Legal references

Collective Citation:
Companies Acts, 1963 to 2006

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact Person:
Ken Faulkner
616 2000

B10 Submission Number: 5976390
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
O'Brien Road
Carlow


C. R. O.
10 JUL 2008

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Natasha Mercer

Signature ____________________ Date 1/7/2008

Please ensure that the consent page is signed and attached to this signature page.

Legal references:

Collective Citation:
Companies Acts, 1963 to 2006

Attachments: I


RECEIVED

There is no fee required for this submission

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact Person:
Ken Faulkner
616 2000

B10 Submission Number: 5976390
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
O'Brien Road
Carlow

Consent Page

I hereby consent to act for: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

as (please tick):

[✓] director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

[ ] secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature of Donal Martin O'Connor

27/6/2008
Date

LIST OF DIRECTORSHIPS

OF

DONAL O'CONNOR

Name of Company	Country of Incorporation	Company Number
Current Directorships:-		
Anglo Irish Bank Corporation plc	Ireland	22045
Elan Corporation plc	Ireland	30356
Abacus Trust Company	Ireland	27957
C&L Pensions and Actuarial Services Limited	Ireland	135674
Coopers & Lybrand	Ireland	60879
Craig Gardner & Co	Ireland	261341
Gardner House Company		
Price Waterhouse	Ireland	40980
PricewaterhouseCoopers	Ireland	288095
PricewaterhouseCoopers Financial Services	Ireland	116861
PricewaterhouseCoopers Ireland	Ireland	441285
PricewaterhouseCoopers Services	Ireland	36950
PWC	Ireland	288229
PWC Nominees	Ireland	287622
PWC Personal Financial Solutions	Ireland	178257
Sammeg Limited	Ireland	286053
Dublin Docklands Development Authority	Ireland	
Past Directorships:-		
Craig Gardner & Associates (Resigned 28/11/2003)	Ireland	85767
Craig Gardner Management Consultants (Resigned 28/11/2003)	Ireland	18720
Craig Gardner Pension Trustees Limited (Resigned 03/07/2002)	Ireland	81102
Monday Consulting (Resigned 28/11/2003)	Ireland	355315
Monday Consulting Holdings Limited (Resigned 28/11/2003)	Ireland	355022
Price Waterhouse Management Consultants (Resigned 28/11/2003)	Ireland	112236
Clynelish Limited (Resigned 25/04/2005)	Ireland	315573

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

RECEIVED

2008 JUL 17 P 1:20

OFFICE OF INTERNAL... STATE...

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 14th May 2008

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See Attached	Ordinary 0.16	26,812

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
26,812	Ordinary	€0.16	€7.135	€191,303.62

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €191,303.62

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*: ____________

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 14th May 2008

Name *Block letters please* **Natasha Mercer**

Name	Address 1	Address 2	Address 3	Address 4	Address 5	Option Price	Shares	Cost of shares
MR MARC CUDDEN	DROGHEDA ROAD	DULEEK	CO MEATH			€7.135	1,704	€12,158.04
MS MARIA DUNPHY	282 SAINT FINIANS PARK	DROGHEDA	CO LOUTH			€7.135	106	€756.31
MS EIMEAR SAUNDERS	2 GLEBE CLOSE	PEAMOUNT ROAD	NEWCASTLE	CO DUBLIN		€7.135	1,064	€7,591.64
MS SUZANNE DEANE	67 HILLCOURT ROAD	GLENAGEARY	CO DUBLIN			€7.135	1,704	€12,158.04
MS FIONA LYONS	53 THE PADDOCKS	BLACK HORSE AVENUE	ASHTOWN	DUBLIN 7		€7.135	398	€2,839.73
MR KEVIN MCARDLE	24 KILINARDEN HEIGHTS	TALLAGHT	DUBLIN 24			€7.135	266	€1,897.91
MR TODD BROTHERS	4 HAYWORTH MEWS	ONGAR PARK	DUBLIN 15			€7.135	1,704	€12,158.04
MR NEAL STEPHEN LINDSAY	32 FINSBURY PARK	CHURCHTOWN	DUBLIN 14			€7.135	1,330	€9,489.55
MS ROISIN FERRON	16 GORT NA BRO	WESTERN DISTRIBUTOR ROAD	KNOCKNACARRA	GALWAY		€7.135	334	€2,383.09
MR MARK HANRATTY	MARSH ROAD	BELLURGAN	DUNDALK	CO LOUTH		€7.135	1,596	€11,387.46
MS SONIA FAY	23 STATION COURT VIEW	COOLMINE	BLANCHARDSTOWN	DUBLIN 15		€7.135	266	€1,897.91
MR TOMMY WALSH	2A THE DOWNS	WIMBLEDEON	LONDON	SW20 8HN		€7.135	676	€4,823.26
MS NICKI HARTE	10 CRUAGH RISE	CRUAGH MANOR	STEPASIDE	CO DUBLIN		€7.135	532	€3,795.82
MS ARLENE MCMANUS	4 WINDMILL SQUARE	PORTERSTOWN	DUBLIN 15			€7.135	1,330	€9,489.55
MS ANN DOBBYN	APARTMENT 12 HOUSE 4	LINDEN COURT	GROVE AVENUE	BLACKROCK	CO DUBLIN	€7.135	334	€2,383.09
MR JUSTIN LYNCH	38 STILLORGAN WOOD	STILLORGAN	CO DUBLIN			€7.135	1,704	€12,158.04
MR DIARMUID MCARDLE	15 ALLEN PARK DRIVE	STILLORGAN	CO DUBLIN			€7.135	1,704	€12,158.04
MS HELEN BURKE	11 ROSE HAVEN	CARPENTERSTOWN ROAD	CASTLEKNOCK	DUBLIN 15		€7.135	1,704	€12,158.04
MR ROBERT LEE	10 WHITESTRAND PARK	SALTHILL	CO GALWAY			€7.135	638	€4,552.13
MS PAULA O BRIEN	1 RIVERWALK	TIR CLUAIM	KNOCKERGRIFFEN	MIDLETON	CO CORK	€7.135	612	€4,366.62
MS CARA MCDERMOTT	35 BESSBOROUGH AVE	NORTH STRAND	DUBLIN 3			€7.135	1,330	€9,489.55
MR OISIN MCGRATH	LAVALLY LOWER	CLERIHAN	CLONMEL	CO TIPPERARY		€7.135	1,704	€12,158.04
MS FIONA MCELHATTON	52 ALL HALLOWS SQUARE	DRUMCONDRA	DUBLIN 9			€7.135	1,704	€12,158.04
MS KATHRYN O CONNOR	48 UPPER MT PLEASANT AVE	RANELAGH	DUBLIN 6			€7.135	1,704	€12,158.04
MS RHONA MONAGHAN	7 CRUAGH RISE	STEPASIDE	CO DUBLIN			€7.135	664	€4,737.64
					Total		26,812	€191,303.62

the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 25th June 2008

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
James Springham, Runton Lodge, Baas Hill, Broxbourne, Herts, EN10 7EP	Ordinary 0.16	75,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
75,000	Ordinary	€0.16	€4.675	€350,625.00

Denomination ______

Conversion Rate, If any ______

Total value of consideration: €350,625.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Denomination ______

Conversion Rate, if any ______

Total value of consideration *note four*

Enter this amount in page 3 section E2

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 25th June 2008

Name *Block letters please* Natasha Mercer

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) made on 24th June 2008
notes one and two
or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
David Paul, Woodcote, Deanland Road, Balcombe, Haywards Heath, RH17 6LT	Ordinary 0.16	2,682

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
2,682	Ordinary	€0.16	STG£2.2652	STG£6,075.27

Denomination Conversion Rate, If any: STG£1.00 = €1.2650

Total value of consideration: €7,685.22

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 24th June 2008

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registi
Companies Capital


3501440

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 1st February 2008

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Anglo Irish Bank ESOP Ltd Stephen Court 18/21 St Stephen Court Dublin 2	Ordinary 0.16	498,422

Presenter's Name	**Address**
Company Secretarial Department Anglo Irish Bank Corporation Plc	Anglo Irish Bank Corporation Plc Stephen Court, 18/21 St Stephen's Green, Dublin 2
Telephone Number 616 2092	Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☐ Complete Section C | Non-Cash ☐ X Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐ X

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium

Denomination

Conversion Rate, if any

Total value of consideration

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
498,422	Ordinary	€0.16	€9.37

Full details of consideration

Capitalisation of part of share premium account in the form of the issue of shares.

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 18.6.08

Name *Block letters please* **Natasha Mercer**

Certificate No. 22045


3501442

Form No. **52**


FEE PAID
10 JUL 2008
Companies Registration Office

COMPANIES ACTS, 1963 TO 1999

A Companies Registration Fee Stamp must be impressed here.

PARTICULARS OF A CONTRACT

RELATING TO SHARES


REVENUE COMMISSIO
ST

(Pursuant to Section 58 (2))

Name of
Company Anglo Irish Bank Corporation plc ~~Limited~~

*The particulars must be stamped with the same stamp duty as would have been payable if the contract had been reduced to writing.

Presented by

Anglo Irish Bank Corporation plc, Stephen Court, 18/21 St Stephen's Green, Dublin 2
Our ref: NM/KF, Tel: 01 616 2951

Particulars of contract relating to shares allotted as fully or partly paid up otherwise than in cash by: Anglo Irish Bank Corporation plc ~~Limited~~.

(1) The number of shares allotted as fully or partly paid up otherwise than in cash.	(1) 498,422
(2) The nominal amount of each such share.	(2) ~~£~~€0.16
(3) The amount to be considered as paid up on each such share otherwise than in cash.	(3) ~~£~~€9.37
(4) If the consideration for the allotment of such shares is services, or any consideration other than that mentioned below in (5), state the nature of such consideration, and the number of shares so allotted.	(4) Capitalisation of part of share premium account in the form of the issue of shares.
(5) If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of such property, and full particulars of the manner in which the purchase price is to be satisfied.	(1) Brief description of property. N/A (2) Purchase Price £ ____ (a) Total amount considered £ as paid on shares allotted otherwise than in cash (b) Cash (c) Amount of debt released or liabilities assumed by the purchaser (including mortgages on property acquired. Total purchase price £

(6) Give full particulars, in the form of the following table, of the property which is the subject of the sale, showing in detail how the total purchase price is apportioned between the respective heads:-

	£	p
Freehold property (a)		
Leasehold property (a)		
Plant and Machinery		
Stock-in-Trade and other Chattels		
Goodwill and Benefit of Contracts		
Patents, Designs, Trade Marks, Licences, Copyrights, etc.		
Book and other Debts		
Cash in hand and at bank on Current Account, Bills, Notes, etc		
Cash on Deposit at Bank or elsewhere		
Shares, Debentures and other investments		
Other property, viz		
£	NIL	

(b) *Signature*

State whether
~~Director or~~ Secretary Natasha Mercer

Dated the 1st day of February 2008

(a) Where such properties are sold subject to mortgage, the gross value should be shown.
(b) This form must be signed by a director of the secretary.

18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488


RECEIVED
2008 JUL 17 P 1:23


ANGLO
IRISH
BANK

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

15th July 2008

Re: Anglo Irish Bank Corporation Plc File No. 82-3791
12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

pp. [signature]
Natasha Mercer
Group Company Secretary

Encls

COMPANIES REGISTRATION OFFICE

DATE FILED	DESCRIPTION OF DOCUMENT
10/07/08	Statutory Form B10 – Change of Director/Secretary Details
10/07/08	Statutory Form B10 – Change of Director/Secretary Details
10/07/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 26,812 new ordinary shares
10/07/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 75,000 new ordinary shares
10/07/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 2,682 new ordinary shares
10/07/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 498,422 new ordinary shares
10/07/08	Particulars of a Contract Relating to Shares
04/07/08	Form B18 – Registration of a Prospectus
19/06/08	Form B18 – Registration of a Prospectus
23/05/08	Form B18 – Registration of a Prospectus
01/05/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 5,774 new ordinary shares
04/04/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 9,370 new ordinary shares
04/04/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 35,000 new ordinary shares
13/03/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 12,682 new ordinary shares

13/03/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 28,192 new ordinary shares
09/02/08	Statutory Form B1 – Annual Return
09/02/08	Annual Financial Statement
09/02/08 Association	Amended Memorandum & Articles of
13/03/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 78,142 new ordinary shares
13/03/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 139,273 new ordinary shares
13/03/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 60,000 new ordinary shares
15/02/08	Form G1 – Special Resolution
15/02/08	Certificate of the Registration of a Charge Issued
15/02/08	Certificate of the Registration of a Charge Issued
15/02/08	Form C1 – Certificate that a Charge was presented for registration in the country where the property is situate
15/02/08	Form C1 – Certificate that a Charge was presented for registration in the country where the property is situate
29/01/08	Form B18 – Registration of a Prospectus
25/01/08	Form B18 – Registration of a Prospectus
13/03/08	Statutory Form B5 – Return of Allotments/Companies Capital Duty 599 new ordinary shares
11/12/07	Statutory Form B10 – Change of Director/Secretary Details

STOCK EXCHANGE

DATE	ANNOUNCEMENT
09/07/08	Dealing by Director and Person discharging Managerial responsibilities
09/07/08	Dealing by Director and Person discharging Managerial responsibilities
09/07/08	Dealing by Director and Person discharging Managerial responsibilities
09/07/08	Dealing by Director and Person discharging Managerial responsibilities
09/07/08	Holding(s) in Company
07/07/08	Brochure of Particulars
01/07/08	Buyback & Cancellation of Listing
01/07/08	Total Voting Rights
30/06/08	Director Declaration
30/06/08	Buyback & Cancellation of Listing
26/06/08	Holding(s) in Company
13/06/08	Directorate Change
13/06/08	Holding(s) in Company
11/06/08	Holding(s) in Company
05/06/08	Holding(s) in Company
03/06/08	Document Availability
03/06/08	Dealing by Director and Person discharging Managerial responsibilities
03/06/08	Total Voting Rights
22/05/08	Dividend Declaration
13/05/08	Notice of Modification
07/05/08	Interim Results

01/05/08	Total Voting Results
21/04/08	Notice of Results
10/04/08	Buyback & Cancellation
04/04/08	Buyback & Cancellation
03/04/08	Holding(s) in Company
02/04/08	Buyback & Cancellation
02/04/08	Buyback & Cancellation
01/04/08	Dealing by Director and Person discharging Managerial responsibilities
01/04/08	Dealing by Director and Person discharging Managerial responsibilities
01/04/08	Total Voting Results
08/03/08	Block Listing Return
28/03/08	Holding(s) in Company
07/03/08	Buyback & Cancellation
06/03/08	Trading Statement
01/03/08	Total Voting Results
29/02/08	Holding(s) in Company
28/02/08	Buyback & Cancellation
26/02/08	Dealing by Director and Person discharging Managerial responsibilities
25/02/08	Holding(s) in Company
21/02/08	Holding(s) in Company
21/02/08	Holding(s) in Company
22/02/08	Dealing by Director and Person discharging Managerial responsibilities
22/02/08	Brochure of Particulars

21/02/08	Buyback & Cancellation
20/02/08	Dealing by Director and Person discharging Managerial responsibilities
20/02/08	Annual Report
19/02/08	Annual Information Update
15/02/08	Buyback & Cancellation
15/02/08	Cancellation
14/02/08	Dealing by Director and Person discharging Managerial responsibilities
14/02/08	Brochure of Particulars
06/02/08	Holding(s) in Company
06/02/08	Holding(s) in Company
04/02/08	Dealing by Director and Person discharging Managerial responsibilities
04/02/08	Dealing by Director and Person discharging Managerial responsibilities
04/02/08	Dealing by Director and Person discharging Managerial responsibilities
04/02/08	Dealing by Director and Person discharging Managerial responsibilities
04/02/08	Dealing by Director and Person discharging Managerial responsibilities
01/02/08	Dealing by Director and Person discharging Managerial responsibilities
01/02/08	Result of AGM
01/02/08	Total Voting Rights
01/02/08	Interim Management Statement
25/01/08	Holding(s) in Company
24/01/08	Buyback & Cancellation

10/01/08	Buyback & Cancellation
02/01/08	Total Voting Rights
14/12/07	Amended Announcement
14/12/07	Dealing by Director and Person discharging Managerial responsibilities
14/12/07	Dealing by Director and Person discharging Managerial responsibilities
14/12/07	Dealing by Director and Person discharging Managerial responsibilities
14/12/07	Dealing by Director and Person discharging Managerial responsibilities
14/12/07	Disposal
13/12/07	Dividend Declaration
05/12/07	Dealing by Director and Person discharging Managerial responsibilities
04/12/07	Dealing by Director and Person discharging Managerial responsibilities
03/12/07	Total Voting Rights
30/11/07	Holding(s) in Company
29/11/07	Dealing by Director and Person discharging Managerial responsibilities
29/11/07	Dealing by Director and Person discharging Managerial responsibilities
29/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities

28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Dealing by Director and Person discharging Managerial responsibilities
28/11/07	Final Results


END